Form 20-F
period 2002-12-31
SBS BROADCASTING S A
filed 2003-05-15
CIK 895649

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 15, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-21302

SBS BROADCASTING S.A.

(Exact name of registrant as specified in its charter)

LUXEMBORG
(Jurisdiction of incorporation or organization)

8-10 rue Mathias Hardt
L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares, par value €2.00 per share
7% Convertible Subordinated Notes due 2004
12% Senior Notes due 2008

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares: 28,604,886

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes  ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17        ☒ Item 18

ii

FORWARD-LOOKING STATEMENTS

        Some of the statements in this annual report are forward-looking. These forward-looking statements include statements relating to competition, trends and anticipated developments in the broadcasting industry and in internet technology. These forward-looking statements also include statements relating to our performance in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects". In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. These factors include:

  •
  the effects of, and changes in, regulation and government policy;

  •
  the effects of changes in general economic environment;

  •
  the effects of changes in the rates of advertising spending growth;

  •
  the effects of competition;

  •
  our ability to reduce costs;

  •
  the timely development and acceptance of our new channels, stations, and/or services;

  •
  the effects of technological changes in broadcasting; and

  •
  our success at managing the risks that arise from these factors.

        All forward-looking statements in this annual report are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this annual report or otherwise. In addition, please note that the matters set forth under "Item 3—Key Information—Risk Factors" constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties, that could cause actual results in the future to differ materially from those anticipated in such forward-looking statements.

USE OF TERMS AND PRESENTATION OF INFORMATION

        Unless the context otherwise requires, in this annual report all references to the "Company" or "SBS" are to SBS Broadcasting S.A. and all references to "we" or "us" are to SBS and its consolidated subsidiaries. Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

        This annual report contains market data and other statistical information, which has been obtained from various industry publications and other independent sources. In some cases, where such data and/or information was not available independently, we have made estimates. We have not independently verified this market data and statistical information, and we cannot assure you of its accuracy or reliability.

iii

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        This item is not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3—KEY INFORMATION

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

        The consolidated historical financial data set forth below as of December 31, 1998, 1999, 2000, 2001, and 2002, and for each of the five years in the period ended December 31, 2002, are derived from our audited consolidated financial statements. Effective January 1, 2002, we prepare our consolidated financial statements in euro. Prior to January 1, 2002, we reported in U.S. dollars. All prior period financial statements have been restated in euro. The Statement of Operations were translated using a weighted average exchange rate for the applicable period. Balance Sheets were translated using the applicable period end rate. You should read the data in conjunction with our financial statements and the financial statements of TVN Sp. z o.o. ("TVN") and the accompanying notes and "Item 5—Operating and Financial Review and Prospects" included elsewhere in this annual report. The comparability of the operating data in different periods is affected by the dates of acquisitions or start-ups of our television and radio stations.

	Years Ended December 31,
	1998(4)	1999	2000	2001	2002
	(in thousands of euro, except per share data)
Statement of Operations Data:
Net revenue	€315,564	€387,389	€462,104	€479,853	€510,854
Station operating expenses	236,417	278,601	332,812	352,668	365,963
Selling, general and administrative expenses	61,957	76,240	91,292	89,694	94,190
Corporate expenses	8,620	10,258	13,581	16,567	14,515
Non-cash compensation	1,028	1,935	700	3,006	1,559
Depreciation and amortization expenses	18,089	19,069	25,109	31,610	22,912
Non-recurring and restructuring expenses	—	9,222	2,268	16,933	—

Operating income (loss)	(10,547)	(7,936)	(3,658)	(30,625)	11,715
Equity in loss of unconsolidated subsidiaries	(3,183)	(13,213)	(24,536)	(25,749)	(33,232)
Interest expense, net	(16,572)	(13,595)	(7,496)	(18,558)	(25,175)
Foreign exchange gains (losses), net	(2,877)	(8,532)	(12,105)	5,243	20,491
Investment gains (losses), net	338	397	(33,351)	(43,565)	(2,957)
Gain (loss) on extinguishment of debt	—	—	—	(3,249)	1,335
Other expense, net	(2,375)	(85)	(16,362)	(3,760)	(2,601)
Income taxes	(571)	(504)	(1,139)	(185)	(666)
Minority interest in (income) losses	5,431	3,257	(631)	6,618	(4,634)

Net loss	€(30,356)	€(40,211)	€(99,278)	€(113,830)	€(35,724)
Net loss, per Common Share, basic and diluted(1)	€(2.07)	€(2.23)	€(3.81)	€(4.08)	€(1.25)
Weighted average Common Shares outstanding (in thousands)	14,677	18,027	26,065	27,880	28,492
Supplemental Information:
Operating income (loss) per Common Share, basic and diluted	€(0.72)	€(0.44)	€(0.14)	€(1.10)	€0.41
Cash provided by (used in) operating activities	(27,487)	(46,813)	(39,709)	(10,319)	11,459
Ratio of earnings to fixed charges(2)	—	—	—	—	1.07

	December 31,
	1998	1999	2000	2001	2002
	(in thousands of euro)
Balance Sheet Data:
Current assets	€217,682	€281,192	€304,466	€282,762	€294,153
Total assets	366,676	489,307	756,719	702,633	667,511
Current liabilities	101,024	170,814	192,522	179,954	177,275
Long-term debt, less current portion(3)	241,065	107,717	198,261	239,199	223,981
Shareholders' equity (deficit)	(15,406)	160,237	300,646	233,633	198,706

(1)
We have not paid any dividends for any of the periods presented. Net loss per Common Share, basic and diluted, is calculated by dividing net loss by the weighted average Common Shares outstanding.

(2)
For the years ended December 31, 1998, 1999, 2000, and 2001, earnings were insufficient to cover fixed charges. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and minority interest plus equity in loss of unconsolidated subsidiaries and fixed charges. Fixed charges include interest expense and a portion of rental expense deemed to be attributable to interest expense. Earnings were insufficient to cover fixed charges by €32.0 million, €29.8 million, €73.0 million and €94.5 million in the years ended December 31, 1998, 1999, 2000, and 2001, respectively.

(3)
All years include capitalized lease obligations; the year ended December 31, 1998, includes €133,075,000 of our convertible subordinated debentures then outstanding; the years ended December 31, 1998, 1999, 2000, and 2001, include €64,267,000, €74,657,000, €80,602,000 and €84,260,000, respectively of our convertible subordinated notes then outstanding; the year ended December 31, 2002, includes €66,749,000 of our convertible subordinated notes currently outstanding; and the periods ended December 31, 2001, and 2002, include €135,000,000 of our 12% Senior Notes currently outstanding.

(4)
As the euro was not introduced until January 1, 1999, the statement of operations for year ended December 31, 1998, will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a different currency than the Luxembourg franc.

EXCHANGE RATES

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner ("NOK"), Swedish kronor ("SEK"), Danish kroner ("DKK"), Hungarian forint ("HUF") and euro ("€"), and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollar ("$") and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        The following table presents the year-end and annual average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Sweden (Swedish kronor), Denmark (Danish kroner), Hungary (Hungarian forint) and Poland (Polish zloty) at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank ("ECB") based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. ECB time; and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	1998(1)	1999	2000	2001	2002
Norwegian kroner equivalent of €1.00
—end of period	8.87	8.08	8.23	7.95	7.28
—average during period	8.39	8.31	8.11	8.05	7.51
Swedish kronor equivalent of €1.00
—end of period	9.40	8.56	8.83	9.30	9.15
—average during period	8.83	8.81	8.45	9.26	9.16
Danish kroner equivalent of €1.00
—end of period	7.45	7.44	7.46	7.44	7.43
—average during period	7.45	7.44	7.45	7.45	7.43
Hungarian forint equivalent of €1.00
—end of period	255.55	254.70	265.00	245.18	236.29
—average during period	238.13	252.75	260.03	256.59	242.96
Polish zloty equivalent of €1.00
—end of period		4.16	3.85	3.50	4.02
—average during period		4.23	4.01	3.67	3.86

(1)
The year-end and average exchange rates of Luxembourg francs converted into euro at the exchange rate set by the Council of the European Union for use as of January 1, 1999, of €1 = LUF40.3399.

        The table below sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the euro based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("the Noon Buying Rate") for such currency, and the average rates presented below were determined by averaging the daily Noon Buying Rates for this currency during the periods indicated below.

Euro/U.S. dollar Exchange Rates
(euro per U.S. dollar)

	End of Period	Average Rate(1)	High	Low
1998(2)	0.86	0.90	0.93	0.84
1999	1.00	0.94	1.00	0.84
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.06	1.16	0.95
November 2002			1.01	0.99
December 2002			1.01	0.95
January 2003			0.97	0.92
February 2003			0.93	0.92
March 2003			0.95	0.90
April 2003			0.94	0.89
May 1st through May 12, 2003			0.89	0.87

(1)
The average of the Noon Buying Rates on the last business day of each full month or portion of a month during the relevant period.

(2)
The year-end, average, high and low Noon Buying Rates of Luxembourg francs converted into euro at the exchange rate set by the Council of the European Union for use as of January 1, 1999, of €1 = LUF40.3399

Risk Factors

        You should consider carefully the factors described below, as well as the other information included in this annual report, before making an investment decision relating to our registered securities.

        This annual report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements". Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this annual report.

Risks Relating to the Company

We have a history of losses.

        Since our inception, we have incurred operating losses every year, except in 1993 and in 2002, and net losses every year. Our future ability to generate operating profits and net profits will depend upon a number of factors that are difficult to predict, such as our ability to:

  •
  attract and maintain audiences;

  •
  generate advertising revenues and other revenues;

  •
  develop additional revenue streams; and

  •
  control costs in all areas, particularly programming costs.

        There are also a number of external factors over which we have no control, such as the level of economic growth and consumer and advertising spending in our markets. We cannot guarantee that our efforts to make our existing operations profitable will be successful or that we will be profitable in the future.

        We are highly leveraged and our substantial indebtedness and other factors may affect our ability to service debt.

        We are highly leveraged. At December 31, 2002, we had total consolidated debt of €232.0 million and total shareholders' equity of €198.7 million. Our consolidated interest expense for the year ended December 31, 2002, was €26.8 million. Our ratio of earnings to fixed charges for the year ended December 31, 2002, was 1.07.

        The indenture for our €135 million 12% Senior Notes due 2008 (which we refer to as our Senior Notes) restricts our ability to, among other things, incur additional debt and make investments. In addition, our subsidiaries' ability to incur debt beyond a certain amount is limited by this indenture. These restrictions may impede our ability to finance programming expenditures, acquisitions and other business opportunities. If we cannot service our debt or obtain additional financing, as needed, this would have a material adverse effect on our business and results of operations.

        Our ability to pay interest on our Senior Notes and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or programming expenditures, sell assets, obtain additional equity capital or restructure our debt. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our debt in the future. In the absence of such operating results and resources, we could face substantial liquidity problems, and we might be required to dispose of material assets or operations to meet debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds, which we could realize from such sales. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        SBS depends on its subsidiaries and associated companies to provide it with funds to meet its obligations. If the Company's subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash, or make cash payments, to the Company when the Company needs additional cash flow, the Company may be unable to satisfy its obligations under its Senior Notes, including the payment of and interest on our Senior Notes.

        SBS is a holding company with no direct operations and few assets other than the stock of its subsidiaries and its equity interests in associated companies over which it has no or limited management control. The Company is dependent on the cash flows of its subsidiaries and its associated companies to meet its obligations, including the payment of principal of and interest on our Senior Notes. If the Company's subsidiaries or associated companies are unable or unwilling to pay dividends or otherwise distribute cash, or make cash payments to the Company when it needs additional cash flow, it may be unable to meet these obligations. We currently rely on the repayment of intercompany loans and payment of management services fees as a means of upstreaming cash to the Company, and certain of these arrangements are on an informal basis. The Company's subsidiaries and associated companies are separate legal entities that have no obligation to pay any amounts due under our Senior Notes or to make any funds available for payment of amounts due under our Senior Notes, whether by dividends, loans or other payments. None of the Company's subsidiaries or associated companies guarantees the payment of our Senior Notes.

        In addition, the ability of the Company's subsidiaries and associated companies to make any payments or advances to the Company is limited by:

  •
  the laws of the relevant jurisdictions in which these entities are organized or located; or

  •
  our agreements with our fellow equity owners or partners.

        Currently, we believe that most of our restricted subsidiaries (see definition of designation below) are able to pay dividends to us pursuant to applicable law. In some cases, one or more methods of making payments or advances to the Company are limited by contract. Further, in certain circumstances, prior or subsequent approval of any such payments or advances may be required from applicable regulatory bodies, other governmental entities or our equity partners. Additionally, to the extent that dividends are paid by companies which we do not wholly own, other owners will receive their pro rata portion of any distributions and that amount will thus become permanently unavailable for payments on our Senior Notes. For more information, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        We may require additional external sources of capital to develop and expand our business.

        The acquisition, ownership, development and operation of broadcasting operations requires substantial capital. Based upon market conditions and other factors, we may raise additional capital to fund our capital expenditures, operations, cash debt service and other cash needs. However, our requirements with respect to these cash needs are based upon our current estimates of future capital expenditures and operating results, which rely on a variety of assumptions that may not be accurate. Our actual needs may increase significantly in the future.

        We may need to obtain additional financing if our plans or assumptions change, our assumptions prove inaccurate, we make investments in or acquisitions of other companies or we experience unexpected costs or competitive pressures. We may also need to seek alternative financing if we are not able to repay our $65 million 7% Convertible Subordinated Notes due 2004 and our €135 million 12% Senior Notes due 2008 with cash from operations.

        Sources of financing may include public or private debt or equity financings, sale of assets or other financing arrangements. Any additional equity or equity-linked financing may dilute our Common Shares. In addition, we cannot offer any assurance that such additional financing will be available or available on acceptable terms or within the limitations contained in our other financing arrangements, including the indenture governing our €135 million 12% Senior Notes due 2008. This indenture also limits, and we expect any future credit agreement or other debt agreement to limit, our ability to incur additional debt. These limits could adversely affect our ability to finance our business plan.

        We conduct operations through our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay us dividends, make loans or otherwise make funds available to us, except that some of our subsidiaries have limited obligations to us under intercompany loan agreements and management services agreements. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Therefore, our ability to obtain additional debt financing may be limited as we may have limited sources of cash flow available for debt service.

        Our management control over certain of our jointly-owned subsidiaries is subject to the rights of our local partners.

        We own certain of our subsidiaries jointly with various strategic local partners. While we have management control over our jointly-owned subsidiaries, such as SBS6, NET5 and V8 in The Netherlands and TVNorge in Norway, our local partners hold certain voting power and/or protective minority rights. Therefore, without the consent of the relevant partners, we may be unable to cause these companies to take certain actions that we may favor, such as to distribute dividends, make significant acquisitions, capital increases, borrowings or to implement new strategies.

        Designation of subsidiaries as "restricted" or "unrestricted" under the indenture for our Senior Notes and the terms of our indebtedness may adversely affect the development of our business.

        Under the indenture for our Senior Notes, our subsidiaries have been designated as either restricted subsidiaries or unrestricted subsidiaries. The companies which have been designated as restricted subsidiaries contributed €397.7 million to our consolidated net revenues in 2002, and the companies which have been designated as unrestricted subsidiaries contributed €113.2 million to our consolidated net revenues in 2002. We and our restricted subsidiaries are subject to the restrictive covenants of the indenture for our Senior Notes, which may adversely affect our ability to engage in our business activities and which limit or restrict our ability and the ability of our restricted subsidiaries to, among other actions:

  •
  incur additional debt;

  •
  pay dividends and make distributions;

  •
  repurchase our securities;

  •
  make certain debt or equity investments;

  •
  create liens on our assets;

  •
  transfer or sell assets;

  •
  make payments on our subordinated indebtedness;

  •
  merge or consolidate;

  •
  incur subsidiary guarantees;

  •
  designate subsidiaries as restricted or unrestricted subsidiaries or designate included joint venture entities as excluded joint venture entities;

  •
  create restrictions on the ability of subsidiaries to pay dividends, make loans or transfer assets; or

  •
  enter into transactions with our affiliates.

        Our unrestricted subsidiaries are not subject to the restrictions contained in the indenture for our Senior Notes.

        While we have an unlimited right under the indenture for our Senior Notes to invest in our restricted subsidiaries, our ability to invest in our unrestricted subsidiaries, joint ventures and other entities is limited, although we retain the ability to make significant investments in such entities, subject to the indenture for our Senior Notes. This covenant may limit our ability to acquire new investments or establish joint ventures. Also, to the extent that our unrestricted subsidiaries fail to generate income or cash flow, we will be limited in our ability to provide them with additional financial support and may be required to sell them or discontinue their operations. Any such actions may require a significant amount of management time and attention. We may at any time redesignate an unrestricted subsidiary as a restricted subsidiary and are likely to do so under circumstances in which such a redesignation provides benefits to us in the form of increased flexibility under the indenture for our Senior Notes to make restricted payments and incur debt.

We rely on external sources for a significant proportion of our programming.

        Our revenues are substantially dependent upon having access to a sufficient supply of attractive programs on economically acceptable terms and conditions. Also, in compliance with local regulations, we are required to achieve specified percentages of domestic content in some markets, which may necessitate production of local programming for a specific domestic market. We currently purchase programming under the terms of several program license agreements. We cannot guarantee that in the future we will be successful in renewing or renegotiating these agreements or otherwise acquiring these programs on competitive terms and conditions. If we cannot maintain our quality of programming, our ratings may suffer. A decline in ratings for our broadcasting businesses would likely result in reduced advertising revenues, which could have a material adverse effect on our results of operations.

Our programming may become more expensive.

        Our cost of programming may increase as we attempt to upgrade the quality of our programming and/or broadcast a greater number of locally-produced programs. Our cost of programming could also increase as a result of competition for available programming and initiatives taken by political and other organizations, including the European Union, to increase the amount of locally-produced programming required to be broadcast. See "Item 4—Information on the Company—Regulation" for a discussion of such requirements. Increases in our cost of programming could have a material adverse effect on our results of operations.

We are subject to risks relating to fluctuations in exchange rates

        As of January 1, 2002, the reporting currency of SBS is the euro, but our subsidiaries use their local currencies as their functional currencies. The results of our consolidated subsidiaries in Denmark, Hungary, Norway and Sweden are translated from the local currency into euro. An increase in the value of the euro to other European currencies would have a negative impact on our consolidated revenues, but a positive impact on our consolidated expenses.

        We are also exposed to risks associated with foreign currency transactions denominated in U.S. dollars, specifically program right contracts and principal and interest payments on our $65 million Convertible Notes due in 2004. We enter into forward exchange contracts for a significant portion of our U.S. dollar denominated program rights to reduce currency risk related to acquisitions of program rights. As we do not hedge all of our U.S. dollar denominated program right contracts and we do not currently hedge our U.S. dollar denominated debt, a decrease in the value of the euro to the U.S. dollar would have an adverse effect on our reported results of operations and financial condition.

        For a detailed analysis of our exposure to exchange rate risk, see "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

Our leverage and debt service obligations could adversely affect our business.

        We are highly leveraged. As of December 31, 2002, we had total consolidated debt of €232.0 million and shareholders' equity of €198.7 million. Our consolidated interest expense for the year ended December 31, 2002, was €26.8 million. Our ratio of earnings to fixed charges for the year ended December 31, 2002, was 1.07.

        Our level of debt could have important consequences to our business, including the following:

  •
  we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or general and other corporate purposes;

  •
  the payment of principal and interest on debt will reduce the amount of cash available to us to finance our operations and other business activities;

  •
  we may have a higher level of debt than certain of our competitors, which may put us at a competitive disadvantage; and

  •
  our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

Risks Relating to Our Industry

        Our operating results are primarily dependent on the sale of commercial advertising time.

        Our business relies heavily on advertising revenues, which depend partly upon prevailing general economic conditions. Our advertising revenues depend on our stations' broadcast reach, television and radio listening levels, the relative popularity of our programming and the pricing of advertising time. Furthermore, increases in advertising spending have generally corresponded to economic recoveries, while decreases have generally corresponded to general economic downturns and recessions. There can be no assurance that advertising spending in our local markets will not decline in the future. If our television and radio audience shares decline for any reason, there can be no assurance that we will be able to maintain our current levels of advertising income or the rates we can charge advertisers. We must also compete for advertising revenues with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising and direct mail. Any resulting decline in our advertising revenues could have a material adverse effect on our financial conditions and results of operations.

        Regulatory restrictions and changes in regulatory environment may negatively affect us.

        Broadcast operations in our existing markets and in new markets that we may enter are subject to extensive government regulation. These regulations govern matters such as the issuance, renewal, transfer and ownership of station licenses, the timing and content of programming and the timing, content and amount of commercial advertising permitted. There are also regulations requiring that certain percentages of programming be produced or originated in local markets and/or local language.

For those of our television stations established in a member state of the European Union or the European Economic Area, European and independent production quotas also apply. Furthermore, regulations in many of our markets limit foreign ownership of television and radio broadcasters and may limit our ability to increase our interests in local subsidiaries or to acquire interests in new local broadcasting companies. See "Item 4—Information on the Company—Regulation" for a discussion of these requirements. More restrictive licensing, programming or foreign ownership requirements may be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

        We require operating licenses and authorizations, and we cannot give any assurance that new licenses will be issued, our current licenses will be renewed or reissued or that no licenses will be revoked.

        We require licenses or other authorizations from various national authorities to conduct our broadcasting business. We cannot guarantee that these licenses and authorizations will be issued or that our current licenses or authorizations will be renewed or reissued following their expiration or that they will not be revoked. See "Item 8—Financial Information—Legal Proceedings". For additional information on the licenses and authorizations used in our business, see "Item 4—Information on the Company—Regulation". Although we believe that we are in compliance in all material respects with applicable laws, rules, regulations and licensing requirements, we cannot give any assurance that we will continue to be in compliance, or that more restrictive laws, rules, regulations, enforcement policies or licensing requirements will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects. In addition, changes in laws, regulations or governmental policy affecting our business activities, such as decisions by regulators as to the granting, amendment, renewal, revocation or termination of licenses or broadcast agreements could have a material adverse effect on our financial condition and results of operations.

We are subject to significant competition.

        Our television and radio stations compete for audience, programming and advertising revenues with other television and radio stations in their respective markets. For advertising revenues, our stations also compete with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising and direct mail. Some competitors are government-supported operations or are part of larger companies that have substantially greater financial resources than we have.

        In each of our principal television markets, we primarily compete with three basic types of television stations:

  •
  publicly-owned, non-commercial television stations;

  •
  publicly-owned, commercial television stations; and

  •
  privately-owned, commercial television stations, including also pay or subscription television stations.

        All of the above types are distributed via various means, including over-the-air, satellite-to-cable and satellite-to-dish ("direct-to-home").

        We compete with non-commercial, publicly-owned television stations for viewers and programming but not for advertising revenues. For more detailed discussions about the markets in which we operate, see "Item 4—Information on the Company".

Our business is subject to significant, rapid changes in technology.

        The implementation of systems other than analogue terrestrial broadcasting, including digital terrestrial broadcasting, digital cable and satellite distribution systems, could adversely affect our business. We cannot predict the timing of the further development and implementation of these technologies or the effect of such technological changes on us. Accordingly, there can be no assurance that the technologies we currently employ will not become obsolete or subject to intense competition in the future. We may be required to expend substantial financial resources on the development or implementation of new alternative technologies in the future and new distribution systems may require us to acquire additional content rights.

Risks Relating to Our Common Shares

The price of our Common Shares is likely to be volatile.

        The market price of our Common Shares has fluctuated in the past and is likely to continue to be volatile in the future. Factors that could cause such volatility may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by securities analysts;

  •
  conditions or trends in the United States or Europe and our markets;

  •
  interest rates;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

  •
  capital commitments;

  •
  additions or departures of key personnel;

  •
  sales of Common Shares; and

  •
  general fluctuations in equity markets.

        Many of these factors are beyond our control. These factors may materially adversely affect the market price of our Common Shares, regardless of our operating performance.

        The market price of our Common Shares could be adversely affected by potential future sales and issuances.

        Holders of approximately 6.4 million of our Common Shares have rights to require us to facilitate and pay certain costs relating to registered public offerings of their Common Shares and/or rights to participate in registered public offerings of Common Shares. At December 31, 2002, we had outstanding $70 million 7% Convertible Subordinated Notes due 2004, which can be converted into up to 2.4 million Common Shares at an exercise price of $29.13 per share. We have reserved approximately 7.0 million Common Shares for issuance upon the exercise of options granted under our share incentive plans. Issuances or sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares and could adversely affect our ability to raise capital through subsequent offerings of equity.

        Investors may be unable to enforce civil liabilities and judgments against us and our directors and officers.

        We are incorporated under the laws of Luxembourg, and substantially all of our assets are located outside the United States. A majority of our directors and officers are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may not be able to serve process within the United States or to enforce judgments against us or many of our directors and officers based upon civil liability provisions of the securities laws of the United States. In addition, foreign courts may not enforce judgments of U.S. courts predicated upon the civil liability provisions of the United States securities laws. They also may refuse to adjudicate original actions predicated upon such provisions.

Risks Relating to Our €135 million 12% Senior Notes Due 2008

        As SBS is a holding company, the right of our holders of Senior Notes to receive payments on the Senior Notes is effectively subordinated to any debt of SBS's subsidiaries and could be adversely affected if any of these subsidiaries declares bankruptcy, liquidates or reorganizes.

        The Company is organized as a holding company. The Company conducts essentially all of its operations through its subsidiaries and depends primarily on the earnings and cash flows of these subsidiaries to meet the Company's debt obligations, including its obligations with respect to our Senior Notes. The Company's subsidiaries have other liabilities, including contingent liabilities, which could be substantial. These subsidiaries' assets constitute substantially all of the Company's operating assets. Because the Company's subsidiaries do not guarantee the payment of principal and interest on our Senior Notes, the holders of our Senior Notes will not have any direct claim on the Company's subsidiaries' assets. Therefore, all existing and future obligations of the Company's subsidiaries, including debt, taxes, trade payables and other liabilities, must be paid in full before any amounts would become available for distribution to the holders of our Senior Notes.

        In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company as a shareholder. As of December 31, 2002, our Senior Notes would have been effectively subordinated to €30.3 million of debt and €174.3 million of other liabilities of the Company's subsidiaries (including their trade payables and excluding intercompany liabilities). As of December 31, 2002, the Company's subsidiaries had approximately €387.3 million of intercompany obligations payable to the Company. In addition, under the terms of the indenture for our Senior Notes, the Company's subsidiaries may incur a limited amount of additional debt. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        We may incur debt in the future that is secured by our assets and that would rank senior to our Senior Notes.

        The terms of the indenture for our Senior Notes, as well as our other debt agreements, will, subject to certain tests, permit us to incur secured debt. If we do so, the rights of holders of our Senior Notes will rank junior to the rights of the holders of all of our secured debt to the extent of the value of the assets securing our secured debt.

        We may not have sufficient resources to meet our change of control purchase requirements.

        Upon the occurrence of specified change of control events, as described in our Senior Notes and the related indenture, each holder of our Senior Notes will have the right to require us to purchase such Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase. We may not have sufficient financial resources to purchase all of the Senior Notes that holders may tender to us upon a change of control. The occurrence of a change of control could also constitute an event of default under any future debt obligation of SBS or any of its subsidiaries and could create certain rights on the part of International Trading and Investments Holdings S.A. ("ITI") and its affiliates to sell us additional shares in TVN.

        Holders of our Senior Notes may not be able to sell our Senior Notes, market trading prices for our Senior Notes may be volatile and we cannot give assurance that an active trading market for our Senior Notes will develop.

        We cannot give assurance as to the development or liquidity of any market for our Senior Notes. The liquidity of, and trading market for, our Senior Notes will depend upon the number of holders of our Senior Notes, our own financial performance, the market for similar securities, the interest of securities dealers in making a market in our Senior Notes and other factors. The liquidity of, and trading market for, our Senior Notes may also be adversely affected by a general decline in the financial markets or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company. Historically, the market for high-yield debt securities, such as our Senior Notes, has been subject to disruptions that have caused substantial volatility in the prices of those securities. Our Senior Notes are listed on the Luxembourg Stock Exchange.

        Luxembourg or other local insolvency laws to which we or our subsidiaries may be subject may not be as favourable to the holders of our Senior Notes as U.S. insolvency laws.

        Due to the nature of Luxembourg's insolvency laws, the ability of holders of our Senior Notes to protect their interests in SBS may be more limited than would be the case under U.S. bankruptcy laws. This is because our liabilities in respect of our Senior Notes will be paid in the event of a winding up after payment of all secured debts, the cost of liquidation and those of our debts, which are entitled to priority under Luxembourg law. Preferential debts include:

  •
  money owed to the Luxembourg Revenue in respect of, for example, income tax deducted at source;

  •
  value-added tax and other taxes and duties owed to the Luxembourg Customs and Excise;

  •
  social security contributions; and

  •
  remuneration owed to employees.

        If the liquidator or administrator can show that we have given "preference" to any person by defrauding the rights of creditors generally regardless of when this fraud occurred, a court has the power, among other things, to void the preferential transaction. This provision of Luxembourg insolvency law may affect transactions entered into or payments made by us during the period before liquidation or administration.

        Under Luxembourg law, there is generally no consolidation of the assets and liabilities of a group of companies in the event of bankruptcy. Each individual company would thus most likely be treated separately by a bankruptcy administrator appointed by the relevant court. The assets of our subsidiaries would thus first be used to satisfy the debts of each respective subsidiary and only the remaining surplus (if any) of a subsidiary would benefit our creditors. As a result, the ability of the holders of our Senior Notes to protect their interests as a creditor of a parent of a subsidiary may not be as strong under Luxembourg law as it would be under U.S. law, or the laws of other countries.

        Virtually all of our subsidiaries are incorporated in jurisdictions other than the United States and are subject to the insolvency laws of those jurisdictions. The insolvency laws of these jurisdictions may not be as favourable to interests of the holders of our Senior Notes as creditors as the laws of the United States or other jurisdictions.

ITEM 4—INFORMATION ON THE COMPANY

History and overview of the company

        We are a European television and radio broadcasting company. We believe our potential combined television and radio audience reach is among the largest of commercial broadcasting groups in Europe. The combined population in the markets in which we currently operate is approximately 140 million. We acquire, package and distribute programming and other content via television channels, radio stations and the Internet in Europe. We currently own interests in 13 television and 21 radio stations across 11 countries in Europe, together with various related destination and promotional web sites. We operate all of these television and radio stations with the exception of the Polish television stations TVN and TVN7, prima TV in Romania and ATV in Austria. We derive revenue primarily through sales of advertising to multi-national, national, regional and local advertisers. In the year ended December 31, 2002, we had consolidated net revenue of €510.9 million and consolidated operating income of €11.7 million.

        SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878.

        We were originally created to acquire and operate television broadcasting operations in Scandinavia. In 1990, we acquired a 51% interest in TVNorge, a national satellite-to-cable television station and over-the-air network in Norway and a controlling interest in Kanal 2, a local television station in Copenhagen, Denmark. Between September 1991 and September 1995, we acquired 100% of Kanal 5, a satellite-to-cable television station based in the United Kingdom but broadcasting in Sweden.

        We commenced our radio broadcasting operations in 1994, and we own significant interests in and operate 21 radio stations in Denmark, Sweden, Finland and Greece.

        In 1995, we expanded our operations to include television properties outside Scandinavia, by establishing VT4, a wholly-owned, UK based, satellite-to-cable television station. Since March 1, 2002, VT4's program is broadcast out of Flanders, Belgium, under a license granted by the Flemish Media Commission. In 1995, we also established SBS6, a satellite-to-cable station in The Netherlands. We continued our expansion, launching NET5 in 1999 and V8 in 2001, two satellite-to-cable stations reaching approximately 96% of the television households in The Netherlands.

        In Hungary, we launched TV2 in October 1997, in which we owned a 49% voting interest and a 61.5% economic interest. In August 2000, we purchased an additional 22.5% economic interest in TV2. On February 21, 2000, we acquired all of the Hungarian broadcasting assets of Central European Media Enterprises, Ltd ("CME"), including programming inventories, real estate, and related tangible and intangible assets. We simultaneously agreed to sell 50% of those assets to CLT UFA S.A.

        In 1999, in exchange for contributing subtitling agreements for a majority of our television stations, we acquired 51% of Broadcast Text International ("BTI"), one of Europe's largest suppliers of localization services, such as subtitling for television, and in 2000, we acquired the remaining 49% of BTI from Telenor Plus A/S ("Telenor").

        In December 1999, for $10 million we acquired a minority interest in Lions Gate Entertainment Corp. ("Lions Gate"), a North American integrated entertainment company engaged in the development, production and distribution of feature films, television series, movies-of-the-week, mini-series and animated programming. Other investors in Lions Gate include Vulcan Ventures, Tele-München, Capital Research and Management Company and Fidelity Investments.

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd. ("Amerom"). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC") to Romanian Investment and Development S.r.l. ("RID"). RBC is a newly formed SBS subsidiary that currently holds an 82% interest in Amerom. RID is controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Accordingly, we currently own 38% of prima TV, an over-the-air and satellite-to-cable television station that reaches approximately 53% of the television households in Romania.

        On July 26, 2000, we acquired from International Trading and Investments Holdings S.A. ("ITI") a 33% interest in TVN, Poland's second largest private television station. On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for a cash consideration of $11 million (€10.5 million) and we granted ITI an option to acquire all of our remaining 30.4% equity interest in TVN. See "Item 10—Additional Information—Material Contracts".

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

        Over the last several years, we sold our interests in two of our television stations. On November 26, 2001, we sold our 50% interest in TV3 in Switzerland to Tamedia, a leading Swiss publisher, for nominal consideration. In October 2000, we sold all of our interest in Kanal A in Slovenia to CME for $12.5 million.

        In May 2002, we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, we acquired Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions". In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions. See "Item 10—Additional Information—Material Contracts".

        Set forth below is summary information regarding our operating results for 2002:

Summary of 2002 operating results (in millions of euro except for percentages)

Source	Revenue	Operating Income
Television broadcast operations	470.7	23.9
% of total	92%	86%
Radio broadcast operations	35.6	1.2
% of total	7%	4%
New media operations	4.6	2.7
% of total	1%	10%
Total	510.9	27.8

Television

        Our television programming strategy has been to combine original, locally produced content (often produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our local markets. We also seek to benefit from the economies of group buying and local production.

        Set forth below is summary information regarding our television stations and their markets:

Summary of SBS Television Investments

Station	Market	Reach(1)	SBS Ownership	Other Owners	Type of Signal	Daily Broadcast Hours(2)	Initial SBS Investment	2002 Sales(3)	Contribution to 2002 SBS Revenue
TV Norge	Norway	85%	51%	TV2	Satellite-to-cable Over-the-air	20	1990	€ 50.6	10%
Kanal 5	Sweden	61%	100%		Satellite-to-cable	21	1991	67.7	13%
TvDanmark1	Denmark	58%	100%		Satellite-to-cable	22	2000	22.1	4%
TvDanmark2	Denmark	76%	100%		Satellite-to-cable Over-the-air	22	1990	18.0	4%
VT4	Belgium(4)	97%	100%		Satellite-to-cable	13	1994	43.3	8%
SBS6	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	24	1995	111.0	22%
Net5	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	16	1999	61.5	12%
V8	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	24(5)	2001	21.1	4%
TV2	Hungary	93%	84%/49%(6)	MTM, Tele-Munchen	Over-the-air	21	1997	69.0	14%
prima TV(7)	Romania	53%	38%	RBC Ltd.	Satellite-to-cable Over-the-air	20	2000	10.4	—
TVN(7)	Poland	85%	30.4%	ITI	Satellite-to-cable Over-the-air	24	2000	136.6	—
TVN7(7)	Poland	35%	30.4%	ITI	Satellite-to-cable	24	2002	7.5
ATV(7)	Austria	75%	20%		Satellite-to-cable	24	2001	1.5	—

(1)
Represents number of households (in millions) that have access to our signal.

(2)
Represents average daily broadcast in hours.

(3)
Represents net revenue by the station for the year ended December 31, 2002 (in millions of euro).

(4)
Broadcast targets Belgian Flemish speaking community.

(5)
V8/Fox Kids is a 24 hour station in which we control programming between 6:00pm and 1:00. Fox Kids control programming between 6:00 am and 6:00pm and we and Fox Kids jointly control programming between 1:00am and 6:00 am.

(6)
Our economic interest is 84% and our voting interest is 49%.

(7)
These stations are not consolidated in the results of SBS and results are recorded under the equity method.

Programming

        Coordinated group buying allows our individual stations to benefit from improved access to product and volume pricing. Group purchasing arrangements are generally only used in respect of the acquisition of international programs, which in 2002 represented the majority of our consolidated television stations' programming hours and 40% of our consolidated television stations' programming costs. We currently have multi-country programming agreements with Warner Bros. for Scandinavia, The Netherlands and Poland, with Universal Studios for Scandinavia, The Netherlands, Belgium and Hungary, and with Paramount for The Netherlands, Belgium and Hungary.

        Our locally produced programming (including sports), depending on the particular program and local market, frequently results in higher ratings during prime time hours. In 2002, locally produced programming represented approximately 60% of our consolidated television stations' total programming costs. We believe that locally produced programming serves as an audience magnet for the overall station and increases ratings, brand awareness and demand for commercial airtime within a respective market's advertising community. We believe our local news programming in Norway, Denmark, The Netherlands and Hungary has particular audience appeal and reinforces our stations' local image.

        We acquire local broadcast rights to feature films and successful international series and subtitle or dub them into the local language. Our suppliers include: Paramount, DreamWorks, The Walt Disney Company ("Disney"), Sony Television, Universal Studios, Warner Bros., 20th Century Fox, MGM, the

BBC (United Kingdom), Granada (United Kingdom), ZDF (Germany), Venevision (Venezuela), Protele (Mexico) and Alliance Atlantis.

        In November 1996, we entered into an agreement with DreamWorks. The agreement grants us the right to broadcast the first 50 films produced and distributed by DreamWorks, with a delay in broadcast of the films for approximately three years from their respective theatrical release dates in the United States. Films began to become available for broadcast in the autumn of 1999. We also have rights to all first run television productions produced by DreamWorks that have been broadcast by one of the six largest networks in the United States.

Radio

        We commenced our radio broadcasting operations in 1994. We own significant interests in, and operate, 21 radio stations in Europe. Our European radio stations include operations in Denmark, Sweden, Finland and Greece. Our radio strategy targets young audiences between the ages of 18 and 39, focusing on adult contemporary formats. Our consolidated radio operations generated net revenues of €37.8 million, €36.0 million and €35.6 million, or 8%, 7% and 7% of our total consolidated net revenue, in 2000, 2001, and 2002, respectively.

New Media

        In 1999, we formed our SBS New Media division to expand our Internet-related activities. We have taken a conservative approach to new media and focus only on those opportunities that complement our television and radio operations and do not require significant development expenditures. Our new media operations generated net revenues of €5.6 million, €11.5 million and €4.6 million, or 1%, 3% and 1% of our total consolidated net revenues, in 2000, 2001, and 2002, respectively.

        Recently, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for €1.7 million in cash.

Organizational Structure

        We have created a highly flexible operating structure that grants considerable authority to our national and local operations so that they can make decisions tailored to the needs and circumstances of their individual markets. At the group level, we analyze and monitor programming and financial performance centrally and coordinate program commitments, purchases and multinational productions so as to benefit from group-wide knowledge and economies of scale. Sales, marketing and most programming decisions are taken on a station-by-station basis at the local level, albeit within centrally approved budgets. At the group level, we also control operating strategies, budgets, material financial commitments, multinational sales and the selection of senior-level station management.

        For a complete list of our subsidiaries and affiliates, see Exhibit 8.1 to this annual report.

Our Strategy

        Our strategy is to continue to develop and expand our television and radio broadcasting businesses as well as to develop new channels and formats using our existing platforms and programming expertise. We aim to achieve this by concentrating on the following:

    •    Expand audience share and advertising sales in our current markets

        We identify and target the most attractive demographic segments in each market to increase our audience share and advertising sales. We pursue both larger audiences and increased audience viewing hours through our mix of local productions and foreign programming developed for these market segments. As our audiences and audience viewing hours grow, we believe the value of our broadcasting for advertisers increases significantly. To maximize the value of our advertising reach, we seek to adopt local "best practices" sales procedures across all of our stations and pursue multinational sales and cross-selling opportunities across our television and radio businesses.

    •    Increase our control over programming content and cost

        We seek constantly to improve the quality, perception of our programming, which at approximately 50% of our total revenues is our single largest cost, and to reduce our costs by increasing our control over programming. We attempt to use our multinational purchasing power to achieve better pricing and content, license conditions / periods and control of residual rights, including additional broadcast and ancillary rights. We seek to acquire lifetime rights for the majority of our local programming purchases. In addition, we seek to exploit opportunities to introduce locally successful formats across all of our stations. We also increase our access to programming through joint ventures with or the acquisition of direct or indirect interests in suppliers of successful programming formats.

    •    Expand in existing broadcasting markets

        We regularly review and consider opportunities to expand our broadcast operations in our existing markets. We seek opportunities with which we can leverage our existing operations and other assets in order to achieve greater presence in our local markets and economies of scale.

    •    Expand into new broadcasting markets

        We intend to pursue opportunities selectively in new broadcast markets that complement our existing broadcast operations. We seek opportunities in markets that generally have lower television and/or advertising share, often having a shorter history of commercial television and/or radio broadcasting, which results in less competition and faster growth potential than comparable, more developed markets.. As we have in the past, we intend to pursue these opportunities in conjunction with strong local partners.

    •    Develop additional revenue streams

        To diversify our revenues from advertising, we are developing additional revenue streams. We have begun to secure carriage fees for our existing channels from cable and satellite operators and are using our existing content libraries and our expertise to develop programming designed for subscription-based channels for pay television platforms, UMTS (Universal Mobile Telecommunications System) and other applications. We also intend to bid for new digital licenses in our existing markets, as well as new territories, as regulatory and competitive conditions permit. Furthermore, as television broadcasting becomes increasingly digital over the next years, we intend to develop interactive services, including interactive advertising.

INDUSTRY BACKGROUND

Television

        In 1990, we began acquiring and operating television broadcasting operations in Europe. We currently own significant interests, and operate television stations in various European territories, including Scandinavia, Belgium, The Netherlands and Hungary.

        Unlike the United States, television broadcasting in Europe began with government-owned and operated television stations that did not sell advertising. In the 1960s, commercial television broadcasting began in Western Europe, initially in the United Kingdom and subsequently in other countries. Scandinavia, Belgium and The Netherlands only permitted commercial television beginning in the late 1980s. Hungary, Romania and Poland only awarded licenses for commercial television beginning in 1997, 1993, and 1992, respectively.

        As a consequence, commercial television advertising in our markets is less developed as compared to other major media markets such as the United States. Accordingly, we believe there is potential for considerable growth of television advertising in our markets. In general the growth of the television advertising is mainly affected by economic growth (growth in the Gross Domestic Product) ("GDP"), growth of the individual advertising markets, growth in television share of advertising (expenditure per capita), increase in penetration / television household coverage, increase in viewing and in viewers shares, and population growth.

        Set forth below is information on the growth in television advertising expenditures 1998 to 2002 for the countries and regions indicated:

	Gross Domestic Product (in US$ billions)		Total Advertising Expenditure (in US$ millions)		Television Advertising (in US$ millions)		Population (in millions)		Television Advertising Per Capita
	1998	2002	1998	2002	1998	2002	1998	2002	1998	2002
Norway	$123.4	$169.7	$1,211	$1,457	$380	$509	4.4	4.5	$86	$113
Sweden	184.5	218.9	1,515	1,517	308	325	8.9	8.8	35	37
Denmark	138.8	166.9	1,344	1,302	241	210	5.3	5.3	45	40
Belgium	201.6	237.4	1,371	1,702	587	759	10.2	10.3	58	74
The Netherlands	304.8	397.3	2,050	2,876	881	1,461	15.7	16.0	56	91
Hungary	35.2	56.3	507	1,117	282	718	10.1	9.9	28	73
Romania	42.1	41.3	211	174	131	142	22.5	22.4	6	6
Poland	159.3	182.1	1,243	2,509	692	1,576	38.7	38.6	18	41
Austria	169.8	192.6	1,335	1,619	318	398	8.1	8.1	39	49

Total SBS Markets	$1,359.5	$1,662.5	$10,787	$14,273	$3,820	$6,098	123.9	123.9	$31	$49

— growth		22%		32%		60%		0%		60%
Other
European Union(2)	$7,496.2	$8,868.8	$62,220	$72,455	$18,013	$20,968	374.7	376.9	$48	$56
— growth		18%		16%		16%		1%		16%
United States	$8,781.5	$10,509.8	$120,743	$143,469	$43,471	$51,640	270.6	284.8	$161	$181
— growth		20%		19%		19%		5%		13%

(1)
Source: Zenith Media, Advertising Expenditure Forecasts, December 2002. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

(2)
European Union total includes all member states (other than Luxembourg) as of December 31, 2002.

Transmission

        The two basic methods of television transmission in use in our markets are (1) over-the-air television ("terrestrial") broadcasting, which can be either local or national in scope, and (2) satellite-to-cable and satellite-to-dish ("direct-to-home") broadcasting. In over-the-air broadcasting, the station operator obtains a license from the appropriate regulatory authority to broadcast its signal at an established frequency and power over one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its programming signal to a satellite which redirects the signal either to a ground-based antenna that is connected to a cable system or, in the case of direct-to-home broadcasting, to a home television via a satellite dish. In satellite-to-cable and direct-to-home broadcasting, the signal may originate from the territory where the viewer is situated or may be broadcast from abroad. In all of our markets, governments regulate programming, commercial advertising and other matters relating to broadcast operations. See "—Competition, Property and Regulation—Regulation" for additional information. In the territories in which we operate, we have agreements with one or more satellite and/or cable operators providing for the transmission of our broadcast signals.

        While over-the-air broadcasters can typically be received by virtually all of the television households in the geographic area covered by their broadcast signals, satellite-to-cable and direct-to-home broadcasters can only be received by television households connected to a cable system or by households that have satellite dishes positioned to receive the broadcasts directly. The percentages of television households connected to a cable system or capable of receiving direct-to-home broadcasting have increased over the past few years. The following table estimates the percentages of television households connected to a cable system and/or capable of receiving direct-to-home broadcasting via a satellite dish in the countries indicated at December 31, 2002.

	Television households with:
Country	Cable	Satellite dish
Norway	49%	18%
Sweden	45%	22%
Denmark	63%	16%
Belgium	94%	6%
The Netherlands	94%	7%
Hungary	50%	16%
Romania	57%	1%
Poland	34%	20%
Austria	33%	45%

Source:
Western, Central and Eastern Europe MediaFact Pocket Books, published in March 2003 by Zenith Media.

Ratings

        Commercial television stations generate the majority of their revenues from the sale of advertising time. Advertising rates charged by television stations are based, in large part, on the percentage of television households in a designated market area tuned to a particular station during a particular time period and the demographic characteristics of those households. We believe that the availability of more reliable and accurate ratings information, such as the information provided by people meters installed in the territories in which we operate, accelerates the development of commercial television, because more accurate ratings information should help to convince advertisers to allocate a greater percentage of their advertising budgets to television advertising.

Radio

        In 1994, we began acquiring and operating radio stations in Europe. We own significant interests, and operate radio stations in Denmark, Sweden, Finland and Greece. Commercial radio has operated for approximately 13 years in Denmark, 8 years in Sweden, 17 years in Finland and 14 years in Greece. Radio advertising expenditures in our existing markets increased from an estimated $153 million in 1998, to an estimated $192 million in 2002. We intend to expand radio broadcast operations into our existing and targeted television markets and into other markets as opportunities arise. Commercial radio advertising reflects considerably less penetration in our markets as compared to major media markets such as the United States. For example, we estimate that in 2002 radio advertising accounted only 3% of all advertising expenditures in the markets that we serve, compared to 14% for the United States and 5% for the European Union. Accordingly, we believe there is potential for considerable growth of radio advertising in our markets.

        Set forth below is information on the growth of radio advertising expenditures 1998 to 2002 for the countries and regions indicated:

	Gross Domestic Product (in US$ billions)		Total Advertising Expenditure (in US$ millions)		Radio Advertising (in US$ millions)		Population (in millions)		Radio Advertising Per Capita
	1998	2002	1998	2002	1998	2002	1998	2002	1998	2002
Denmark	$138.8	$166.9	$1,344	$1,302	$22	$29	5.3	5.3	$4	$5
Sweden	184.5	218.9	1,515	1,517	50	50	8.9	8.8	6	6
Finland	159.3	182.1	1,243	2,509	31	40	5.2	5.2	6	8
Greece	169.8	192.6	1,335	1,619	50	73	10.0	10.0	5	7

Total SBS Markets	$652.4	$760.5	$5,437	$6,947	$153	$192	29.4	29.3	$5	$7

— growth		17%		28%		25%		0%		26%
Other
European Union(3)	$7,496.2	$8,868.8	$62,220	$72,455	$2,901	$3,466	374.7	376.9	$8	$9
— growth		18%		16%		19%		1%		19%
United States	$8,781.5	$10,509.8	$120,743	$143,469	$43,471	$51,640	270.6	284.8	$161	$181
— growth		20%		19%		19%		5%		13%

(1)
Source: Zenith Media, Advertising Expenditure Forecasts, December 2002. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

(2)
European Union total includes all member states (other than Luxembourg) as of December 31, 2002.

Advertising

        In 2002, the broadcasting markets in which we operate generated an estimated $18.4 billion in total advertising expenditures. In 2002, television advertising accounted for an estimated 43% of total advertising expenditures in our current television markets, as compared to an estimated 32% and 35% for the European Union and the United States, respectively. In 2002, radio advertising accounted for an estimated 3.5% of total advertising expenditures in our current radio markets, as compared to an estimated 5.4% and 13.5% for the European Union and the United States, respectively. Our operating strategies anticipate that total advertising expenditures in our markets will continue to grow and that television's and radio's respective shares of total advertising expenditures in most of our markets will increase further, as advertisers increasingly use television and radio as more integral parts of their advertising strategies.

        Television and radio advertising expenditures in a given market are a function of general economic conditions, television viewing and radio listening habits, the strength and appeal of competing media (such as print and outdoor media), literacy rates and advertiser acceptance of television and radio as advertising media. No single advertiser provides us with as much as 10% of our consolidated advertising revenues.

        Our broadcasting revenues are primarily generated from the sale of advertising time on our television and radio stations. In 2002, advertising sales represented approximately 83% of the net revenues generated by our consolidated television operations and approximately 79% of the net revenues generated by our consolidated radio operations. The remaining revenue was derived from other sources such as cable subscription fees, sale of airtime (including teleshopping), teletext fees, sponsoring and non-cash revenues from barter transactions, whereby advertising time is exchanged for goods or services (such as advertising in other media, travel or lodging) in respect of which we might otherwise incur cash expenditures. Our advertising sales tend to be lowest in the third quarter of each calendar year, which includes the summer holiday schedule (July and August), and highest during the fourth quarter. Advertising sales also tend to be higher in the second half of the calendar year. As is common in the broadcasting business, we pay commissions for advertising placed on our stations and we provide incentive discounts and rebates to advertisers. Advertising revenues are recorded net of all such commissions, discounts and rebates. While we seek to develop and maintain long-term relationships with our advertising clients, most advertising arrangements do not extend beyond one year although they are generally renewed. Substantially all of our advertising sales are for cash, but we do enter into minor amounts of barter transactions as discussed above. We have also exchanged minor amounts of advertising time that would otherwise be unsold for certain of our interests in our new media businesses.

        Television advertising in our markets is bought and sold in a variety of ways. Advertisers, acting directly or through intermediaries such as advertising agencies and media buyers, purchase advertising time pursuant to annual agreements and ad hoc agreements. The price paid by the advertiser is generally based on the particular television station's rate card, less a discount based on the importance of the advertiser and the volume of advertising being committed. The intermediary receives an agency commission. The rate card value of a television station's advertising time is based upon a variety of factors, including the relative strength of the station within the marketplace, the season, the day of the week, the time of day and the number of commercial impressions (viewership) actually delivered by the station within specified demographics (gender, age and affluence). A station's viewership is a function of the station's technical reach, the number of households watching television at a particular time and the relative popularity of the station's programming (ratings). In our markets, approximately 70-75% of most television stations' advertising sales are generated in prime time viewing hours (19:00 to 23:00), and advertisers typically enter into up-front annual agreements that provide for pricing terms based upon projected advertising volumes. While these agreements are generally only indicative of the advertisers' ultimate advertising purchases, they may control pricing for as much as 70-75% of a station's actual annual advertising sales because favorable pricing is dependant upon the indicative volumes being achieved.

        Radio advertising in our markets is generally sold pursuant to ad hoc agreements rather than annual agreements and advertisers are more likely to be regional or local businesses than is the case in television. Radio advertising rates are based upon the number of stations competing in a particular marketplace and each station's ability to attract and retain listening audiences in demographic groups that advertisers wish to reach. A radio station's audience is determined based on periodic ratings surveys that measure the size and demographics of the audience tuned to a particular station and the time spent listening.

REVIEW OF TELEVISION OPERATIONS

Norway (TVNorge)

        In Norway, we own a 51% interest in, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network. Our television operations in Norway generated net revenues of €55.0 million, €47.1 million and €50.6 million, or 12%, 10% and 10% of our total consolidated net revenues in 2000, 2001, and 2002 respectively.

        In October 1988, the Norwegian government adopted legislation to deregulate cable television, which permitted private television advertising on satellite-to-cable channels. In response, in February 1990 we acquired a 51% interest in TVNorge, a national satellite-to-cable broadcaster. TV2, one of the other private commercial stations in Norway, owns the remaining 49%.

        In December 1995, the Norwegian government legalized the simultaneous transmission of a broadcast signal through multiple local television stations in Norway. In response, we have increased the number of local stations affiliated with TVNorge to approximately 20, which has increased the station's television household penetration from approximately 61% in 1996 to approximately 85% at the end of 2002. This co-operation ended at December 31, 2002 and TVNorge renewed the co-operation with 15 stations for 2003. The affiliated stations have "must-carry" status and TVNorge benefits from this status in all local cable networks. During 2002, TVNorge switched from analogue to digital distribution, which did not affect TVNorge's overall distribution.

        TVNorge broadcast an average of 20 hours per day in 2002. TVNorge's programming schedule includes locally-produced programs (including news) and international series and films. American produced programs broadcast by TVNorge are subtitled in Norwegian and in 2002 included C.S.I., Smallville, Boston Public, Dharma & Greg, Will & Grace, Gilmore Girls, The Bold and the Beautiful and Profiler. During 2002, locally-produced programming, which included the local version of Big Brother and 71 degrees North, represented an average of approximately 3 hours per day of TVNorge's broadcast time.

        TVNorge has sold advertising time to leading advertisers that regularly advertise on TVNorge including Orkla, Landbruket, Coop, Procter & Gamble, Midelfart & Co., Ica Ahold Group, Elkjoep, Hjemmet Mortensen/Egmont, Coca-Cola, Krafts Foods Norway and Kid Interior.

        TVNorge's principal competitors are NRK1 and NRK2, non-commercial television stations financed by license fees; TV2, a privately-owned, commercial television station; and TV3, a privately-owned, commercial television station, serving all three Scandinavian countries. TVNorge competes with NRK1 and NRK2 for viewers and programming, but not for advertising revenue, because NRK1 and NRK2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters in Norway as of December 31, 2002.

	Norway Television Market Television Station
	NRK1	NRK2	TV2	TV3		TVNorge
Estimated coverage(1)	100%	82%	97%	62%		85%
Ownership	Government	Government	Private	Private (MTG	)	Private (SBS/TV2)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable/Over-the-air	Satellite-to-cable		Satellite-to-cable/Over-the-air network
Commercial advertising	No	No	Yes	Yes		Yes
Estimated average daily broadcast hours(1)	14	6	18	19		20

(1)
Source: Company estimates.

Sweden (Kanal 5)

        We broadcast into Sweden through Kanal 5, a wholly-owned, UK-based, satellite-to-cable and direct-to-home television station. Our television operations into Sweden generated net revenues of €61.6 million, €54.4 million and €67.7 million, or 13%, 11% and 13% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        Commercial television advertising began in Sweden in late 1988 when TV3 began its operations. We entered the Swedish market in September 1991 when we acquired 75% of Kanal 5. In September 1995, we acquired the remaining 25%.

        Kanal 5 broadcast an average of 21 hours per day in 2002. Kanal 5's programming schedule includes locally-produced programs and international series and feature films, many of which are well known in the United States. American-produced programs broadcast by Kanal 5 are subtitled in Swedish and in 2002 included C.S.I., Friends, Frasier, Spin City and Third Watch. Locally-produced programming, which included Big Brother, Temptation Island, Motorjournalen and Popstars, represented an average of approximately 2 hours per day of Kanal 5's broadcast time in 2002.

        In 2002, Kanal 5's advertising base included leading advertisers that regularly advertise on Kanal 5 including Carlsberg, Orkla, ICA, L'Oréal, Kraft Freia Marabou, Coca-Cola, Procter & Gamble, GlaxoSmithKline and McDonald's.

        Kanal 5's principal competitors are SVT1 and SVT2, both of which are government-owned, non-commercial television stations, and TV3 and TV4, privately-owned, commercial television stations. Kanal 5 competes with SVT1 and SVT2 for viewers and programming, but not for advertising revenues, because SVT1 and SVT2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters serving Sweden as of December 31, 2002.

	Sweden Television Market Television Station
	SVT1	SVT2	TV3		TV4	Kanal 5
Estimated coverage(1)	100%	100%	64%		100%	61%
Ownership	Government	Government	Private (MTG	)	Private	Private (SBS	)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable		Over-the-air	Satellite-to-cable
Commercial advertising	No	No	Yes		Yes	Yes
Estimated average daily broadcast hours(2)	18	16	21		19	21

(1)
Source: MMS Established Survey

(2)
Source: Company estimates.

Denmark (TvDanmark 1 and TvDanmark 2)

        In Denmark, we operate two television stations: TvDanmark 2, a wholly-owned entity operating a network of 9 local participating stations transmitting over-the-air, as well as cable and direct-to-home; and TvDanmark 1, which unlike TvDanmark 2 operates from the United Kingdom under a United Kingdom satellite broadcasting license. Our television operations in and into Denmark generated net revenues of €37.9 million, €46.7 million and €40.1 million, or 8%, 10% and 8% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        TvDanmark 1 is a wholly-owned, UK-based satellite-to-cable and direct-to-home television station broadcasting from London alongside its Swedish sister channel Kanal 5. TvDanmark 1 generates additional revenues from monthly subscription fees. The distribution of TvDanmark 1 includes the single largest nationwide cable network consisting of 650,000 households. The estimated reach for TvDanmark 1 is approximately 58% of all television households as of December 31, 2002.

        TvDanmark 2 is distributed by over-the-air transmission through 9 affiliated network stations, as well as cable and digital direct-to-home. Its network stations are "must carry" in their local areas, thus guaranteeing distribution in all local cable households. The estimated reach for TvDanmark 2 is approximately 76% of all television households as of December 31, 2002.

        In 2002, TvDanmark 1 and TvDanmark 2 broadcast an average of 22 hours per day. These stations broadcast a number of locally-produced programs, including local news, a Danish production of 48 Hours and the entertainment format Make My Day. The successful Danish developed formats Super Sellers and Sense of Murder premiered on TvDanmark last year, both formats have been sold to several other countries. Sports broadcast on the channels includes WRC World Rally Championship, Danish Professional Boxing and major football events, for example, the English F.A. Cup, the German Bundes League and the UEFA Cup. During 2002, locally-produced programming represented an average of approximately three hours per day of these stations' broadcast time. American-produced programs broadcast in 2002 included Spin City, Frasier, C.S.I., Gilmore Girls, Will & Grace, The Tonight Show with Jay Leno and block busters movies like The Matrix and Sixth Sense.

        Our stations serving Denmark sold advertising to leading advertisers that regularly advertise on our Danish stations including Colgate, Unilever, Nestlé, Teledanmark, Coca-Cola, Arla Foods and Procter & Gamble.

        TvDanmark 1's and TvDanmark 2's principal competitors are DR1 and DR2, government-owned, non-commercial television stations; TV2 and Zulu, government-owned, commercial television stations; and TV3 and 3+, privately-owned, commercial cable and satellite television stations. TvDanmark 1 and

2 compete with DR1 and DR2 for viewers and programming, but not for advertising revenues, because DR1 and DR2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters in or into Denmark as of December 31, 2002.

	Denmark Television Market Television Station
	DR1	DR2	TV2	Zulu	TV3		3+		TvDanmark 1		TvDanmark 2(2)
Estimated coverage(1)	100%	80%	100%	70%	71%		71%		58%		76%
Ownership	Government	Government	Government	Government	Private (MTG	)	Private (MTG	)	Private (SBS	)	Private (SBS	)
Type of signal	Over-the-air	Satellite-to-cable/Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable		Satellite-to-cable		Satellite-to-cable		Satellite-to-cable/ Over-the-air network
Commercial advertising	No	No	Yes	Yes	Yes		Yes		Yes		Yes
Estimated average daily broadcast hours(1)	20	11	20	17	22		21		22		22

(1)
Source: Company estimates.

(2)
Coverage represents households reached by TvDanmark 2, a network of 9 local, over-the-air stations including TvDanmark Kanal 2 and TvDanmark Fyn.

Belgium (VT4)

        We began broadcasting into Flemish Belgium in February 1995 by establishing VT4, a wholly-owned, UK-based, satellite-to-cable television station. On March 1, 2002, VT4 Ltd contributed the assets and liabilities of its Belgium operations to a Belgian company, SBS5 N.V., which has since been renamed SBS Belgium N.V. Since March 1, 2002, VT4's program is broadcast out of Flanders using a license granted by Flemish Media Commission ("Vlaams Commissariaat voor de Media"). VT4 has "must-carry" status on all cable networks in Flanders. VT4 is a Flemish-language cable television station that targets the Flemish-speaking community in Belgium and is carried by all of the cable operators in that community. Our television operations in Flemish Belgium generated net revenues of €51.0 million, €45.7 million and €43.3 million, or 11%, 10% and 8% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        Belgium is made up of three regions: (1) Flanders, the Flemish-speaking region; (2) Wallonia, the French-speaking region; and (3) Brussels, a bilingual (French and Flemish) region. Each region has its own media regulations, state television network, commercial broadcasters, pay television services and cable networks.

        In 2002, VT4 broadcast an average of 13 hours per day. VT4 broadcasts a number of US programs that are subtitled in Flemish, including C.S.I., Popular, Friends, Frasier, Dawsons Creek and The Simpsons, as well as locally produced feature presentations, including Expeditie Robinson, Temptation Island, Zo zijn we niet getrouwd. Locally-produced programming represented an average of approximately 2.5 hours per day of VT4's broadcast time during 2002.

        Leading advertisers that regularly advertise on VT4 include Procter & Gamble, Danone, Master Foods, Kellogg Company and Nestlé.

        VT4's Internet access service, vt4.net, was the first free access Internet service provider in Flemish Belgium. vt4.net currently has approximately 188,800 subscribers.

        There are currently five principal television stations serving Flanders. Public service broadcaster VRT operates two government non-commercial over-the-air channels, TV1 (which started in 1953) and CANVAS (which started in 1977). VTM, a private commercial channel, was launched in 1989 with the approval of the Flemish government to provide a commercial alternative to the state-owned Flemish channels. In February 1995, VMM, VTM's operator, launched a second channel, Kanaal 2. VTM and Kanaal 2 have must-carry status on all cable networks in Flanders. Between 1989 and February 1995, when Kanaal 2 and VT4 began broadcasting, VTM was the only commercial channel targeting the Flemish audience (although sponsorship and public interest commercials are permitted on the VRT stations).

        Set forth below is information regarding each of the major television broadcasters serving Flanders as of December 31, 2002.

Flanders Television Market Television Station

	VRT TV1	VRT CANVAS	VTM	Kanaal 2	VT4
Estimated coverage(1)	100%	100%	97%	97%	97%
Ownership	Government	Government	Private	Private	Private (SBS	)
Type of signal	Over-the-air and Cable	Over-the-air and Cable	Cable	Cable	Cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	21	9	20	10	13

(1)
Source: Company estimates.

The Netherlands (SBS6, NET5 and V8)

        In The Netherlands, we own a 70% interest in, and operate, SBS6 and NET5, national satellite-to-cable television stations. We and Fox Kids Europe Channels B.V. ("FoxKids") each own a 50% interest in the TV10 license in the Netherlands. Under the license we operate V8, a 70% owned national satellite-to-cable television station. We provide programming and sell advertising for the hours from 6:00 pm until 1:00 am and Fox Kids provides programming and sell advertising for the hours from 6:00 am until 6:00 pm. The hours between 1:00 am and 6:00 am are programmed and sold jointly. Our television operations in The Netherlands generated consolidated net revenues of €140.7 million, €160.4 million and €193.6 million, or 30%, 33% and 38% of our total consolidated net revenues in 2000, 2001, and 2002, respectively. In 2001, only V8's fourth quarter revenues are included in the consolidated revenues.

        We began operations in The Netherlands in August 1995 by establishing SBS6, a satellite-to-cable station. In May 1996, De Telegraaf N.V. ("De Telegraaf"), the largest newspaper in The Netherlands, acquired 30% of SBS6. In March 1999, we launched NET5 and in May 2001, we launched V8, both satellite-to-cable stations. Our three stations reach approximately 96% of the television households in The Netherlands. As of January 7, 2002, we acquired the remaining 51% interest in Cameo Support BV, the production company of Hart van Nederland and Het Nieuws.

        In 2002, SBS6, NET5 and V8 broadcast an average of 24, 16 and 7 hours per day, respectively. V8 and Fox Kids jointly broadcast 24 hours per day. The programming is provided by existing agreements with certain local production facilities and several of our international programming sources. Programs broadcast in 2002 included Hart van Nederland, Weekend Miljonairs, Robinson Island, Temptation Island and Ally McBeal. Locally-produced programming represented an average of approximately five hours per day of SBS6's, two hours per day of NET5's and 0.5 hours per day of V8's broadcast time in 2002.

        Leading advertisers that regularly advertise on SBS6, NET5 and V8 include Nestlé, Unilever, Procter & Gamble, Heineken, Mars, Rijksvoorlichtingsdienst and KPN.

        The Netherlands has three public commercial television channels, NED 1, 2 and 3, which divide broadcast time primarily among eight public broadcasters. These channels are beneficiaries of an obligatory license fee payable by all television households and also sell advertising through a single government-operated sales organization. The non-government owned stations (including SBS6, NET5 and V8) do not benefit from the obligatory license fee. Private commercial television was introduced in The Netherlands with the launch of RTL4 in 1989. RTL4 is a satellite-to-cable station broadcasting from Luxembourg. In October 1993, RTL launched a second private commercial satellite-to-cable television station, RTL5. In addition, RTL operates a satellite-to-cable station that changed its name in 2001 from Veronica to Yorin.

        Set forth below is information about each of the major television broadcasters in The Netherlands as of December 31,2002.

Netherlands Television Market Television Station

	NED1	NED2	NED3	RTL4	RTL5	Yorin	SBS6		NET5		V8(1)
Estimated coverage(2)	100%	100%	100%	96%	96%	96%	96%		96%		96%
Ownership	Government	Government	Government	Private	Private	Private	Private (SBS/De Telegraaf	)	Private (SBS/De Telegraaf	)	Private (SBS/De Telegraaf	)
Type of signal	Over-the-air	Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite- to-cable		Satellite- to-cable		Satellite- to-cable
Commercial advertising	Yes	Yes	Yes	Yes	Yes	Yes	Yes		Yes		Yes
Estimated average daily broadcast hours(2)	14	14	13	24	24	24	24		16		24

(1)
V8/Fox Kids is a 24-hour station in which we control programming between 6:00 pm and 1:00 am, Fox Kids controls programming between 6:00 am and 6:00 pm and we and Fox Kids jointly control programming between 1:00 am and 6:00 am.

(2)
Source: Company estimates.

Hungary (TV2)

        In Hungary, we have a 49% voting interest and an 84% economic interest in, and, together with our local partner MTM-TV2 Kft and with Tele-München, operate TV2, a national over-the-air television station. Our television operations in Hungary generated net revenues of €62.3 million, €69.2 million and €69.0 million, or 13%, 14% and 14% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        In 2002, TV2 broadcast an average of 21.5 hours per day. TV2 broadcast American-produced programs broadcast in Hungarian, include, Melrose Place, Central Park West, Xena, JAG, Relic Hunter, Friends and Early Edition. Locally-produced programming, including news, talk shows, current affairs programming and a local version of the reality show, Big Brother represented an average of approximately six hours per day in 2002.

        Leading international advertisers that regularly advertise on TV2 include Beiersdorf, Ferrero, Henkel, Kraft, Nestlé-L'Oréal, Procter & Gamble, Reckitt- Benckiser, Unilever, Vodafone and Wrigley.

        Aside from TV2, Hungary has one other national private television broadcaster, RTL Klub. RTL Klub is also a general interest commercial channel broadcasting a range of locally produced entertainment programs as well as foreign films and series. Hungary has three public commercial television channels, MTV1, MTV2 and Duna TV. In addition, there are two terrestrial stations broadcasting on a local basis and a number of satellite stations whose signals can be received within Hungary.

        TV2's capital requirements have been funded through equity contributions or interim loans by its shareholders and by bank loans as described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        Set forth below is information about each of the major television broadcasters in Hungary as of December 31, 2002.

Hungary Television Market Television Station

	MTV1	MTV2	RTL-KLUB	TV2
Estimated coverage(1)	98%	58%	94%	95%
Ownership	Government	Government	Private	Private (SBS	)
Type of Signal	Over-the-air	Satellite-to-cable	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20.5	24	20.5	21.5

(1)
Source: AGB Hungary.

Romania (prima TV)

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd. ("Amerom"). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6 million, of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC") to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. At the time of RID's investment, RBC was a wholly-owned SBS subsidiary that held an 86% interest in Amerom. We continue to own 46.5% of RBC. Substantially all of the $6 million investment in RBC has been used to fund the operations of prima TV for 2001 and 2002. RBC's interest in Amerom has subsequently been diluted to 82% following the issue of shares representing 4% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. These managers are currently entitled to be issued a further 2% of the capital of Amerom under that agreement. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom on RBC. The consideration for such shares is to be determined by an independent valuation of Amerom. Our television operations in Romania generated net revenues of €2.7 million, €8.3 million and €10.4 million for 2000, 2001, and 2002, respectively.

        In 2002, prima TV broadcast an average of 20 hours per day. Foreign-produced programs broadcast by prima TV are subtitled in Romanian, including Mash, Relic Hunter, 18 Wheels of Fortune, Amigas & Rivales. Locally-produced programming, including News and Sports, local versions of Who Wants to Be a Millionaire?, Big Class Reunion, Kids Say The Darndest Things, and original formats as Banc Show, Objectiv, The Bickering Chronicle, represented an average of approximately 12 hours per day in 2002. Since September, prima TV produced and broadcast the first Romanian drama series "Between Friends".

        Leading advertisers that regularly advertise on prima TV include Unilever, Romtelecom, Cosmorom, Mobifon, Mobilrom, Kraft Foods, Brow Union, URBB, Interbrew, Nestle, L'Oreal, Coca-Cola, McDonald's and Wrigley's. Prima TV's major competitors include two public commercial television channels, TVR1 and TVR2, and a number of private broadcasters including ProTV and Antena l.

        Set forth below is information about each of the major television broadcasters in Romania as of December 31, 2002.

Romania Television Market Television Station

	ProTV	Antena 1	TVR		Tele7abc	prima TV
Estimated coverage(1)	56%	57%	98	%(2)	40%	53	%(3)
Ownership	Private	Private	Government		Private	Private (SBS/Others	)
Type of Signal	Over-the-air	Over-the-air	Over-the-air		Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes		Yes	Yes
Estimated average daily broadcast hours(1)	24	24	19		24	20

(1)
Source: Company estimates.

(2)
Coverage figure is for TVR1 only. We estimate that TVR2 has 55% coverage.

(3)
In urban areas with populations of 50,000 or more, we estimate prima TV has approximately 83% coverage.

Poland (TVN and TVN7)

        On July 26, 2000, we acquired from International Trading and Investments Holdings S.A. ("ITI") a 33% interest, together with an option to acquire an additional 17% interest, in TVN, a national over-the-air television station. On December 23, 2002, we sold 2.6% of our interest back to ITI. ITI and its affiliates continue to own the remaining 69.6% of TVN with an option to acquire all of our remaining 30.4% equity interest in TVN. In 2002, TVN reported revenues of PLN 555.8 million (€144.1 million).

        On March 1, 2002, TVN successfully launched a new channel, TVNSiedem ("TVN7"). TVN7 is distributed via satellite and cable and targets viewers aged 16 to 49. TVN7 allows TVN to maximize use of its programming library and generate incremental advertising revenues, whilst benefiting from TVN's existing infrastructure.

        In 2002, TVN broadcast 24 hours per day. American-produced programs broadcast by TVN are subtitled, voiced over or dubbed in Polish, including a number of Warner Brothers programs, The Sopranos, Beverly Hills 90210 and West Wing. Locally-produced programming includes a local version of Big Brother, Dog Eat Dog and Love Bugs. TVN has rights of first refusal in Poland for all formats of Endemol, a Dutch-based production company.

        Leading advertisers that regularly advertise on TVN include Unilever, Procter & Gamble, GlaxoSmithKline, Danone, Colgate Palmolive, Coca Cola, SC Johnson and Nestle.

        Poland has two public commercial television channels, TVP1 and TVP2, and a number of private channels, the largest of which are Polsat and TVN. In addition, Poland has approximately 13 regional terrestrial stations broadcasting on a local basis and over 20 Polish language cable and satellite channels, including pay television and digital platforms. Set forth below is information about each of the major television broadcasters in Poland as of December 31, 2002.

Poland Television Market Television Station

	TVP1	TVP2	Polsat	TVN/TVN7
Estimated coverage(1)	100%	100%	98%	85%/35%(2)
Ownership	Government	Government	Private	Private (SBS/ITI	)
Type of Signal	Over-the-air	Over-the-air	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20	19	24	24

(1)
Source: AGB

(2)
AGB measures household penetration by the ability of a household to detect a television signal, regardless of quality. On this basis, AGB estimates TVN's household penetration at 84%. In contrast, TVN measures its own household penetration based on the ability of a household to receive a quality signal. On this basis, TVN calculates its household penetration to be 70%.

Austria (ATV)

        On November 5, 2001, we completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190,000 ($3.4 million) of cash and 108,082 of our Common Shares. For more information, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        In 2002, ATV broadcast an average of 24 hours per day and locally-produced programming, including productions like News, Society, and Tabloid magazine, represented an average of approximately 1,5 hours per day. American-produced programs dubbed in German included films like Robinson Crusoe, A river runs through it and Plunkett & McLeane and series like Stargate, Andromeda and Xena.

        Leading advertisers that regularly advertise on ATV include agencies (Pan Media, Omnimedia), Teleshopping (QVC), BAWAG/PSK-group, Telekom Austria, Sony.

        The main provider of television programs is the state-run ORF (ORF1, ORF2). We believe that the ORF is ATV's main competitor. ATV's additional competition comes primarily from the German channels, as set forth in the table below.

        On February 1, 2002, ATV was awarded a 10-year broadcast license from the KommAustria (The Austrian Communication Authority) to broadcast terrestrially in Austria. This license will allow ATV to terrestrially reach approximately 75% of the Austrian households. It is anticipated that this coverage will be reached during Summer 2003.

        Set forth below is information about each of the major television broadcasters in Austria as of December 31, 2002.

Austria Television Market Television Station

	ORF 1	ORF 2	Programs(2)	ATV
Estimated coverage(1)	97%	97%	30%	30%
Ownership	Government	Government	Private	Private (SBS, Concorde Media, Tele München, Ingebe (BAWAG), UPC, Generali, Erste Bank)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	24	24	24	24

(1)
Source: Focus.

(2)
German stations RTL, RTL II, Super RTL, SAT1, ProSieben and Kabe11 broadcasting their signal into Austria with advertising breaks targeted at the Austrian market.

Localization (BTI)

        In 1999, we acquired 51% of BTI in exchange for contributing subtitling agreements for a majority of our television stations, and in 2000, we acquired the remaining 49% of BTI from Telenor Plus A/S ("Telenor"). BTI generated external net revenues of €4.0 million, €5.9 million and €6.3 million equal to 1% of our total consolidated net revenues for 2000, 2001, and 2002, respectively. The BTI group consists of local subtitling companies located in the following European capitals: London, Stockholm, Oslo, Copenhagen, Helsinki, Amsterdam and Brussels. The local offices all have local management, although sales, marketing and technical support are coordinated through our London office. BTI has approximately 35% of the international broadcast subtitling market in Europe and a substantial share of the local markets in the subtitling regions of Europe, and supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations as well as localization of web pages. Each year BTI subtitles more than 50,000 hours of television programs, feature movies and documentaries.

        The bulk of BTI's sales are in the multilingual market and services different European and Middle Eastern regions. Today BTI supplies first class translation subtitling to and from most European languages, either through our own offices or through a well-established network of companies and freelancers. This is a market we expect to grow in the coming years. Another key market for the future is the DVD subtitling market, which has revolutionized the home-entertainment industry.

        In 2002, approximately 40% of BTI's volume came from our own channels and 60% from other clients, such as National Geographic, BBC Worldwide Services, Canal Plus, United Pan-Europe Communications N.V. ("UPC") and local Scandinavian channels such as Metropol (in Norway) and TV4 (in Sweden).

Review of Radio operations

        In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate Kiss FM, The Voice and Pop FM in Copenhagen, The Voice and Pop FM in Odense, POP FM Aarhus (95% owned) and The Voice in Aarhus (95% owned). In Sweden, we own and operate Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenbourg, Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm. Together with a local newspaper we operate Radio City in Österssund (50% owned). In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90% owned) and Kiss FM, a semi national radio network covering 79% of the population in Finland.

        Set forth below is our percentage ownership information regarding the Iskelmä/Schlager radio network in Finland:

Station	SBS Ownership
Iskelmä in Turku	100%
Iskelmä in Pirkanmaa	28%
Ikslemä in Jyväskylä	28%
Iskelmä in Kotka, Kouvola and Lappeenranta	28%
Iskelmä in Lohja	40.6%

        In Greece we own and operate a 70% interest in LAMPSI FM ("Lampsi"), a radio station located in Athens. Lampsi currently operates under a broadcasting license granted pursuant to a license tender process, on March 14, 2002. See "—Regulation—Greece" and "Item 8—Financial Information—Legal Proceedings—Greece".

        Set forth below is information for 2002 regarding our radio stations and their markets.

Station	Market	Station Format	Target Demographics	Audience Reach(1)	Total Number of Commercial Stations in Market
Denmark
The Voice(2)(3)	Copenhagen	Contemporary Hit Radio	Age 18-34	43%	8
The Voice(2)(3)	Odense	Contemporary Hit Radio	Age 18-34	41%	6
The Voice(2)(3)	Aarhus	Contemporary Hit Radio	Age 18-34	40%	7
Pop FM(3)	Copenhagen	Adult Contemporary	Age 25-44	23%	8
Pop FM(3)	Odense	Adult Contemporary	Age 25-44	21%	6
Pop FM(3)	Århus	Adult Contemporary	Age 25-44	10%	7
Kiss FM(3)	Copenhagen	Dance Hit Radio	Age 15-24	9%	8
Sweden
Radio City	Stockholm	Adult Contemporary	Age 20-39	33%	10
106.7 Rockklassiker	Stockholm	Classic Rock	Age 25-49	27%	10
Easy FM	Stockholm	Adult Contemporary	Age 20-49	19%	10
Radio City	Gothenbourg	Adult Contemporary	Age 20-39	55%	5
Radio City	Malmoe	Adult Contemporary	Age 20-39	38%	4
Radio City	Österssund	Adult Contemporary	Age 20-39	40%	2
Finland
KISS FM(4)	Finland	Contemporary Hit Radio	Age 15-34	47%	Semi-national
Radio City	Helsinki	Classic Rock	Age 25-44	20%	12
Radio Sata	Turku	Adult Contemporary	Age 25-54	32%	12
Iskelmäradio	Turku/Tampere/Jyväskylä/South East/South West	Finnish Hits	Age 30-54	31%	Semi-national
Radio 957	Tampere	Adult Contemporary	Age 25-54	30%	10
Radio Jyväskylä	Jyväskylä	Adult Contemporary	Age 25-44	26%	11
Radio Mega	Oulu	Adult Contemporary	Age 25-54	41%	9
Greece
Lampsi	Athens	Contemporary Hit Radio	Age 13-34	28%	35

(1)
Sources: With respect to audience reach: in Sweden, Radioundersoekningar AB; in Finland, Kansallinen Radionkuuntelutukimus; in Denmark, Gallup; and in Greece, Bari Report. Audience reach is the percentage of the audience in the target demographic that has listened to the station at least once over a one-week period.

(2)
The Voice is a group of owned and affiliated radio stations located throughout Denmark. The audience reach figure for The Voice represents a national reach.

(3)
The Voice, Pop FM and Kiss FM broadcast in multiple markets.

(4)
KISS FM is licensed to broadcast into all major cities and regions across Finland.

Seasonality

        Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August), and highest during the fourth quarter. Television advertising sales are generally slightly higher in the second half of each year.

Competition, Property and Regulation

Competition

        Our television and radio stations compete for audience, programming and advertising revenues with other television and radio stations in their respective markets. For advertising revenues, they also compete with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising, and direct mail. Some competitors are government-supported operations or are part of larger corporations with substantially greater financial resources than ourselves.

        In each of our principal television markets, we primarily compete with three basic types of television stations: publicly-owned, non-commercial and commercial television stations and privately-owned, commercial television stations, including also pay or subscription television stations. All of such types are distributed via various means, over-the-air, satellite-to-cable and direct-to-home. While we compete for viewers and programming with non-commercial, publicly-owned television stations in each of our markets, we do not compete with those stations for national advertising revenues.

        A number of foreign satellite channels are carried on cable systems in the markets in which we operate. While these channels generate some audience ratings, they do not generally broadcast advertising directed at specific local markets and, therefore, do not compete directly with us for advertising revenues. These channels include, among others, MTV Europe, CNBC, Eurosport, TV5 Europe, Discovery, BBC World and CNN International.

Property

        We own or lease, through our subsidiaries, properties in each market in which we operate, from which we conduct our sales, production, broadcasting and administrative activities. We also lease transmitters, transmitting towers and transponders for our broadcast operations. We believe that our facilities are adequate for our current operations. Our current commitments under operating leases for 2003 are approximately €112 million. See note 17 to our consolidated financial statements included elsewhere in this annual report.

Regulation

        Set forth below is a general summary of broadcasting and Internet-related regulations promulgated by the European Union and countries in which we operate.

Broadcasting Regulations

        Within the European Union, broadcasters are required to obtain a broadcasting license in the member state in which they are established. Under EU law, broadcasters validly licensed in one member state may freely broadcast to or retransmit their programming in other member states.

        Although there are some differences in the broadcasting and advertising laws across the countries in which we operate, some legislative provisions, particularly those relating to broadcast advertising, are similar. In each country in which we operate, advertising is generally required to conform to good marketing practice and unfair competition laws and is prohibited from misleading the audience, using subliminal techniques or promoting illegal goods and services. Similarly, it is generally prohibited in every country in which we operate for broadcasting or advertising targeted towards children to endanger children's moral, psychological or physical development, especially through the inclusion of pornographic, exploitative or gratuitously violent content. Furthermore, in most countries in which our broadcasts are carried, we are required to observe advertising restrictions concerning tobacco, alcohol and prescription drug products.

European Union

        Seven of the countries into which our programs are broadcast or from which we broadcast are EU member states: the United Kingdom, Sweden, Denmark, Belgium, Greece, Finland and The Netherlands and we operate under broadcasting licenses issued by the authorities of each of these member states. Our operations within these countries fall within the ambit of EC broadcasting and advertising laws. The Television Without Frontiers Directive (Council Directive 89/552/EEC of 3 October 1989, OJL 298 of 17 October 1989, p.23 as amended by Directive 97/84/EC of 30 June 1997, OJL 202 of 30 July 1997, p.60) (the "Television Directive") establishes basic principles for the regulation of broadcasting activity in the European Union. In essence, it requires member states to ensure that broadcasts emanating from its territory comply with the national broadcasting rules in that member state, and it requires that each member state demand certain minimum standards of all broadcasting services regulated by the authorities of such state. Member states are free to impose more detailed or stricter rules in the areas covered by the directive on television broadcasters within their jurisdiction.

        Likewise, any states wishing to join the EU must incorporate a large portion of EU law, including the Television Directive. Hungary, Poland and Romania are all in the process of completing this process, but only Hungary has implemented the Television Directive into national law. Poland has partially aligned its legislation with the Television Directive and Romania (which is expected to join the EU later than Hungary and Poland) has yet to implement it.

        The Agreement on the European Economic Area ("EEA Agreement") has been ratified by all the members of European Free Trade Association ("EFTA") and EU member states (except Switzerland, which has decided not to participate in the EEA) and became effective on January 1, 1994. The EEA Agreement requires parties to incorporate a large portion of existing EU law (the "acquis communautaire") as of January 1, 1994, the date on which the EEA Agreement became effective, and any subsequent EU laws, which are within the scope of the Agreement. As a result, the relevant EU rules on broadcasting-related matters apply to such member states (e.g., Norway).

        The Television Directive mandates that all EU member state broadcasters shall be regulated by the authorities of the member state in which the broadcaster is established and that certain minimum broadcasting regulations should be applied by each member state to all broadcasters within its jurisdiction. All member states are required to permit the reception or retransmission in their territories of a broadcaster's programs broadcast from another member state, provided that the broadcaster is licensed under the broadcasting laws of another member state.

        The Television Directive sets minimum standards regarding program content, European and independent production quotas for programming and the content, quantity and scheduling of television advertising. Broadcasts within the European Union may not seriously damage the physical, mental or moral development of children, especially as a result of pornographic or gratuitously violent content, and broadcasts likely to inflict such damage may only be aired at a time or using technical measures designed to ensure that minors cannot watch the programs. In addition, broadcasts may not contain any incitement to hatred on the grounds of race, nationality, religion or gender.

        Member states must, where practicable and by appropriate means, use their best efforts to reserve a majority of broadcasting time (not including news, sports events, games, advertising, teletext and teleshopping programming) for European programming. Furthermore, at least 10% of broadcasting time or, at each member state's discretion, 10% of a broadcaster's programming budget, must be devoted to independently produced European programming, an adequate proportion of which must have been produced within the last five years.

        The Television Directive sets out detailed regulations concerning television advertising and television advertising targeting children. In general, television advertisements and teleshopping may not be misleading and must be readily distinguishable from ordinary programming. Television advertisements and teleshopping must respect human dignity and religious or political beliefs and may not discriminate on the grounds of race, gender, religion or nationality, or encourage behavior prejudicial to public health and safety or the environment. The advertising of tobacco products and prescription medicines is prohibited and advertisements for alcoholic beverages are subject to additional regulations. Television advertising targeting children may not exploit their credulity or inexperience. Advertisements or teleshopping may only interrupt programs longer than 45 minutes once in every complete 45-minute period, or, for programs shorter than 45 minutes, must be separated by at least 20-minute intervals. Children's programs less than 30 minutes long may not be interrupted by advertisements or teleshopping. Advertising may not exceed 15% of daily broadcasting time, and a maximum of 20% of any one-hour period of broadcasting time may be devoted to advertising and teleshopping.

        The Rental and Lending Rights Directive (No. 92/100/EEC of November 19, 1992) provides writers, composers, directors, performers, producers (and possibly set designers, cinematographers, choreographers, film editors and visual artists) whose work is embodied in films or other television programming indefinitely continuing equity claims for payments in compensation for rental and lending of their works. Although there is significant national variation in the implementation of this directive, this directive may result in higher costs for us and our competitors' European programming.

        The EC Directive on Satellite Broadcasting and Cable Retransmission (No. 93/83/EEC of September 27, 1993) (the "Satellite and Cable Directive") requires member states to permit a satellite broadcaster to obtain the necessary copyright licenses for its programs in just one country (generally, the country in which the satellite broadcaster is established), rather than obtaining copyright licenses in each country in which the broadcast is received.

        The Term of Copyright Directive (93/98 of October 29, 1993) requires greater conformity in the term of copyright protection for copyrighted works, including films. This will result in a longer period of copyright protection for films and other television programs.

        The Distance Selling Directive (1997/7/EC) was adopted by the European Union in 1997 and has been implemented in a majority of European Union member states, including the United Kingdom and The Netherlands. Essentially, it applies to transactions where the buyer and seller never meet and covers teleshopping and the Internet.

Council of Europe

        The Transfrontier Convention (the "Convention") established by the Council of Europe contains provisions that are substantially similar to the Television Directive with two significant effects:

  •
  It allows member states to designate certain major events as events that cannot be broadcast exclusively by a single television station if the effect is to deprive a large proportion of the public of any member state from seeing a specified event on a live or deferred basis;

  •
  It provides that if a broadcaster wholly or principally directs transmissions at a member state, other than the one in which it is established for the purpose of evading the laws of the member state at which the broadcasts are directed, that broadcaster can become subject to the laws of the country of reception.

National Regulation

Norway

        The Norwegian Broadcasting Act of December 4, 1992 (the "Norwegian Act") empowers the Norwegian Ministry of Cultural Affairs (the "Ministry") to grant franchises for private television broadcasting. The Ministry has granted TVNorge a provisional franchise to operate a satellite television station in Norway. Although the franchise currently has no specific expiration date or conditions attached to it, we anticipate that the Ministry will impose a limit on the duration of the franchise in the future. We believe we are currently in compliance in substantially all material respects with the conditions imposed by the relevant broadcasting regulations.

        The Norwegian Act is substantially similar to the EU regulations with respect to television advertising and programming.

Sweden

        In Sweden, we and our affiliates have the necessary licenses for radio broadcasting, which expire on December 31, 2008. We believe we are currently in compliance in all material respects with the conditions imposed by the licenses and the relevant broadcasting regulations.

        Radio broadcasting in Sweden is governed by the Radio and Television Act (1996) and the Local Radio Act (1993), as amended. At least one-third of the time in each 24 hour broadcast period must contain programs produced specifically for the radio channel. Commercials may be broadcast for up to eight minutes each hour.

        Swedish broadcasting legislation applies to broadcasters established either in Sweden or in a foreign country that is not a party to the EEA Agreement. Our wholly owned subsidiary, Kanal 5 Limited, is a United Kingdom company and is the holder of a satellite television services license in the United Kingdom. Accordingly, Kanal 5 is not subject to regulation in Sweden. See "—United Kingdom" below. Our wholly owned Swedish subsidiary, Kanal 5 AB, has been granted permission to operate a terrestrial digital television service in Sweden.

        Swedish law provides that the violation of any statutory provision (for example, the provision in the 1996 Act on the prohibition of advertising aimed at children under the age of 12) is regarded as an unfair marketing practice, which contravenes the Marketing Act. In 1997, the European Court of Justice (the "ECJ") ruled that the Marketing Act does not apply to the broadcasts by TV3 in which advertising is aimed at children under the age of 12. Like Kanal 5, TV3 is a satellite services operator licensed in the United Kingdom. The ECJ concluded that TV3 was under the jurisdiction of United Kingdom broadcasting legislation, which permitted advertising aimed at children, and the Marketing Act did not apply to TV3. We believe that, as a United Kingdom licensed broadcaster, Kanal 5 is also exempt from the provisions of the Marketing Act.

Denmark

        In Denmark, we and our affiliates have the necessary operating agreements with the license holders for our TvDanmark 2 television and our radio operations, which expire on various dates (except for its television satellite license, which is of indefinite duration). The main license, which is for the Copenhagen area, expires in March 2008. We believe we are currently in compliance in all material respects with the conditions imposed on us by the operating agreements with the license holders and the relevant broadcasting regulations. Because TvDanmark 1 is a satellite channel established in the United Kingdom, TvDanmark 1 is not subject to regulation in Denmark.

        Amendments to the Danish Radio and Television Activities Act, which became effective January 1, 1997, provide for, among other things, the networking of local television stations. Pursuant to this legislation, the local television committee in Copenhagen granted a network license to a new company, Kanal 60 A/S, to permit 24-hour transmission until September 30, 2008, in Copenhagen. Our subsidiaries, Kanal 2 Primetime A/S and TvDanmark A/S (which do not have broadcasting licenses themselves) have entered into contracts with Kanal 60 A/S and 9 local channels that have enabled the networked transmission of the TvDanmark 2 channel since April 7, 1997.

Finland

        In Finland, we and our affiliates hold the necessary licenses for radio broadcasting in Finland. These licenses are valid until December 31, 2006. We believe we are currently in compliance in all material respects with the conditions imposed by the licenses and the relevant broadcasting regulations.

        The Finnish Television and Radio Broadcasting Act restricts radio advertising to 10% of daily broadcasting time and to 24 minutes during any two-hour back-to-back broadcast period.

Belgium

        Until February 28, 2002, VT4 was established in the United Kingdom and was thus subject to United Kingdom, not Belgian, regulations. See "Item 8—Financial Information—Legal Proceedings—Belgium". On March 1, 2002, VT4 transferred the assets and liabilities of its Belgium operations to SBS5 N.V., a Belgium company which was renamed as SBS Belgium N.V. VT4 is now broadcast out of Flanders, using a license granted by the Flemish Media Commission ("Vlaams Commissariaat voor de Media") on January 29, 2001. VT4 is subject to the Flemish Media Act and related regulations as of March 1, 2002. The Flemish Media Act regulates the licensing of public and commercial television broadcasting. Licenses are granted for a period of nine years.

United Kingdom

        In the United Kingdom, we have the necessary licenses for the television broadcasting operations of Kanal 5 and TvDanmark 1, each of which is licensed in the United Kingdom as a satellite broadcaster. The licenses of Kanal 5 and TvDanmark 1 expire in July 2006, and October 2009, respectively. We believe we are currently in compliance in all material respects with the conditions imposed by the licenses and the relevant broadcasting regulations.

        Kanal 5 and TvDanmark 1 are licensed in the United Kingdom by the Independent Television Commission ("ITC") as satellite television services ("STS") operators. The STS licenses place specific conditions as to the operations of service providers including the obligation to abide by the ITC's Codes of Practices. The key Codes of Practice are: (1) the ITC Program Code; (2) the ITC Code of Program Sponsorship; (3) the ITC Code of Advertising Standards; (4) the ITC Rules on the Amount of Advertising and Scheduling of Advertising; (5) the ITC Code on Sports and other Listed Events; and (6) the ITC Code on Electronic Program Guides.

        The UK Broadcasting Act contains restrictions intended to prevent the accumulation of interests in certain licensed broadcasting services and limits cross-media ownership. The UK Broadcasting Act also prohibits any persons from holding or having a qualifying interest (that is, more than 20%) in two or more specified licenses issued by the ITC where that person's share of national audience time exceeds 15%. These media ownership rules are due to undergo a number of changes when the new Communications Bill (as discussed below) comes into force. The duration of any STS license, including the Kanal 5 and TvDanmark 1 licenses, is ten years and such licenses may be renewed for one or more further periods of ten years. There are no foreign ownership restrictions applying to STS licenses.

        The regulation of the communications industries in the United Kingdom has undergone extensive review in recent years. As a result, a new regulatory regime is due to be introduced, as set out in the Communications Bill. The Bill is expected to receive royal assent in November 2003.

        The centerpiece of the new regulatory regime is the creation of a single independent regulatory body for the communications and media industry, an Office of Communications ("OFCOM"), which will take the form of a corporate body operating at arms length from the government and be governed by a Chairman, a Chief Executive and other executive and non-executive members. OFCOM will replace various regulators currently regulating telecommunications, television, radio and the electronic communications sector including the Broadcasting Standards Commission, the ITC, OFTEL, the Radio Authority and the Radio Communications Agency. It will aim to reduce the regulatory burden upon communications operators by using general authorizations rather than individual licenses wherever possible.

        Under the Communications Bill, STS licenses will be abolished and replaced with television licensable content services licenses. The Bill envisages that licensees will need to comply with standards set by OFCOM and embodied in a code, which will contain similar principles to those currently set out in the ITC Codes. The Bill contains transitional provisions so that any person holding an abolished license will be regulated by OFCOM as if that person held a television licensable content service license and will need to comply with OFCOM's standards code.

The Netherlands

        In The Netherlands, we have the necessary licenses for television broadcasting for SBS6 and NET5, which expire in August 2005, and January 2004, respectively. We furthermore have the necessary licenses for the Tele 6 and Via 5 teleshopping channels, which will expire in July 2006. We believe we are currently in compliance in all material respects with the conditions imposed by the licenses and all relevant broadcasting regulations. We also own a 50% interest in TV10 Holdings LLC, which owns TV10 B.V. TV10 B.V. holds the television broadcasting license by which we broadcast V8, which expires in May 2005. Through our wholly owned subsidiary, V8 Broadcasting B.V. (formerly Lamalea Investments B.V.), we provide programming and sell advertising for the broadcast hours of V8. See "Item 4—Information on the Company—Television—The Netherlands".

        The 1987 Dutch "Mediawet" and the 1987 "Mediabesluit" regulate the licensing of public television and radio broadcasting as well as commercial broadcasting transmitted either over-the-air, by cable or satellite. The licensing of the use of frequency space with respect to over-the-air broadcasting is regulated in the Telecommunications Act. Licenses for commercial broadcasting are granted by a body called the Commissariaat voor de Media. Licenses for both television and radio are valid for a period of five years.

Hungary

        In Hungary, we have the necessary license, pursuant to a broadcasting agreement (the "Broadcasting Agreement") dated July 9, 1997, between TV2 and National Radio and Television Committee (the "ORTT"), an independent authority whose members are elected and supervised by the Hungarian Parliament, for television broadcasting, which expires in July 2007. The Radio and Television Broadcasting Act 1996 has been amended in 2002 in order to harmonize the Hungarian media law with EU laws and regulations (the "Hungarian Broadcasting Act").

        The Hungarian Broadcasting Act specifies that broadcasters must be natural persons, residents or legal entities registered in Hungary. The Hungarian Broadcasting Act furthermore establishes rules in relation to program content, which are similar to the requirements imposed by the EU. The Act among others provides that national television channels, such as TV2, must broadcast at least one 20-minute news service during prime time (6:30 p.m.-9:30 p.m.). National and regional television channels must spend at least 6% of their annual total advertising revenue on new Hungarian productions.

        The Hungarian Broadcasting Act also contains certain cross-media ownership restrictions between print and electronic media. In the case of national television broadcasters like TV2, no single natural or legal person may hold—whether directly or indirectly—more than 49% of the voting shares in any such broadcaster. Any person having a decisive interest (more than 25%) in a national broadcaster may not hold a decisive interest in any other Hungarian broadcaster with the exception of thematic channels, and at least 26% of the voting shares in a national broadcaster must be held by Hungarian natural persons or legal entities registered in Hungary and that a majority of the board of directors of a national broadcaster must be Hungarian nationals resident in Hungary.

        Among other things, the Broadcasting Agreement sets out TV2's obligations with respect to program structure, including its public service programming obligations. Under the Broadcasting Agreement, TV2 is also required to submit semi-annual reports to the ORTT demonstrating TV2's performance of its obligations under the Broadcasting Agreement. The ORTT has attempted to impose fines or other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act and the Broadcasting Agreement, substantially all of which TV2 has appealed to the Hungarian courts. See "Item 8—Financial Information—Legal Proceedings—Hungary".

Romania

        In Romania, we have the necessary licenses for television broadcasting for prima TV. Its license for satellite television broadcasting expires in February 2007, and its license for terrestrial television broadcasting expires in September 2003. Licenses are granted for nine-year periods and can be renewed for another nine-year period. We believe prima TV is currently in compliance in all material respects with the conditions imposed by the license and the relevant broadcasting regulations.

        The Romanian Radio and Television Broadcasting Act 1992, as amended, specifies that private broadcasters that are subject to the jurisdiction of Romania have to be organized as commercial companies. A person cannot be a direct or indirect majority investor in or shareholder of more than one broadcasting company, nor may a majority investor in or shareholder of one broadcasting company hold more than 20% of the share capital of any other broadcasting company. There are no foreign ownership restrictions. Any legal entity or individual that holds or becomes the holder of 10% or more of the social capital or voting rights of a commercial company holding an audiovisual or broadcasting license or of a company that controls a company holding such a license is obliged to notify the Council thereof, within one month from reaching such a quota. The Romanian Broadcasting Act furthermore aims at preventing the creation of a dominant position in the formation of public opinion, which is considered to exist, at a national level, in case of a broadcaster whose market share exceeds 30% of the total market of services at the national level and, at a local or regional level, in case of a broadcaster whose market share exceeds 25% of the market of services at the local or regional level.

        The Romanian Broadcasting Act provides regulations similar to those imposed by the European Union.

Poland

        Broadcasting activities in Poland are regulated by the Radio and Television Broadcasting Act 1992 (the "Polish Broadcasting Act") and the Telecommunications Law 2000, under which it is necessary to obtain a license in order to broadcast television and radio channels and a permit to use broadcasting facilities.

        We broadcast in Poland through TVN, in which we currently hold an indirect 30.4% equity interest, see "Item 10—Additional Information—Material Contracts". TVN's broadcasting licenses for its channel TVN will expire on various dates between November 2004 and August 2008. TVN's license for TVN7 will expire in February 2012. TVN believes that it is currently in compliance in all material respects with the terms and conditions of all its licenses, with the exception of its license for broadcasting of TVN via satellite for which TVN has not obtained a regulatory consent relating to the investment of TVN's foreign shareholder, Strateurop International B.V. ("Strateurop"). The failure to obtain this consent may give rise to grounds for the revocation of TVN's satellite broadcasting license. However, because all of TVN's broadcasting activities are terrestrial and not by satellite, the importance of this particular license for TVN's broadcasting activities is not considered to be material. In addition, the requirement to obtain consent for Strateurop's investment is unclear, because Strateurop's investment predated the May 2000 law establishing the requirement. Accordingly, the risk of such revocation is considered to be insignificant. TVN7 is distributed primarily by direct-to-home and by satellite-to-cable.

        Under the Polish Broadcasting Act, foreign ownership in a broadcaster's share capital may not exceed 33% and the broadcaster's articles of association or statutes must contain a clause, which provides that Polish citizens resident in Poland constitute a majority of the members of the board of directors and the board of management of the company. A breach of the restrictions on foreign participation can lead to the revocation of a license. It is necessary to notify, and to obtain prior permission from the President of the Broadcasting Council for the acquisition by a foreign entity, or an affiliate of a foreign entity, of shares in a broadcaster's share capital. If such approval is not obtained, the acquisition may be nullified.

        The Polish Broadcasting Act provides regulations similar to those imposed by the European Union. Programming content restrictions provide that TV broadcasters are required to allocate at least 30% of their quarterly airtime to programs originally produced in the Polish language (this does not refer to news, sporting events, commercials or telesales). In the case of music programs, TV and radio broadcasters are required to allocate at least 30% of monthly airtime to music and songs, which are either connected with the Polish culture or performed in Polish or by Polish artists.

        On January 1, 2001, a new Telecommunications Act came into force. This act applies to broadcasters' activities as it regulates, among other things, the use by broadcasters of broadcasting facilities (i.e. frequencies). The act aims to simplify the procedures and criteria involved in providing authorization for the use and provision of telecommunications services. The act further stipulates that transmission of radio and television signals requires the permission of the Chairman of the Telecommunication Office, and such permission is usually granted for a period of ten years.

Greece

        Greek broadcasting law provides for the licensing and operational framework of both radio and television broadcasting. Broadcasting licenses are issued, renewed and revoked by the Greek Ministry with the consent of the National Radio & Television Commission (the "NRTC"). Licenses for the operation of radio stations are granted to public legal entities, Greek or other EU citizens, companies controlled by Greek or other EU citizens or companies registered pursuant to the legislative framework of a member state having their registered offices in the European Union. Greek rules limit the granting of such licenses to companies in which non-EU shareholders directly or indirectly hold less than 25% in total and prohibit the same person from holding an interest, whether directly or indirectly, in more than one radio station or in more than two of the three categories of mass media (radio, television and press). The same restrictions apply in relation to the management of such companies. Greek law also requires broadcasting companies to notify the authorities of any significant structural change, any share pledge agreement and any loan or facility agreement exceeding 15% of the total share capital of the company.

        Law 2863/2000 has been issued by the Greek Parliament with respect to the NRTC and other authorities regulating the radio-television services sector. Pursuant to this law, the NRTC has become an independent administrative authority, which is not subject to supervision by other bodies. The NRTC exercises direct supervision in the radio and television services sector, by issuing enforceable administrative acts.

        Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the current licensing process, initiated by the Greek Ministry of Press and Mass Media (the "Greek Ministry"), was finalized. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport (the "Order"). We believe that Lampsi was in compliance in all material respects with relevant Greek radio laws and regulations; an injunction against the Order was sought in the Greek courts but was denied. We also filed a complaint with the European Commission. In the meantime, we submitted an application for a new license as part of a tender process organised by the NRTC. On March 14, 2002, a broadcasting license was granted to Lampsi under the terms of the license tender process. Lampsi successfully resumed on-air operations on March 19, 2002. Seven radio stations however, have submitted applications before the Greek Council of State for the annulment of the licenses that were granted to Lampsi and fourteen other radio stations as part of the license tender process. The applications are pending. See "Item 8—Financial Information—Legal Proceedings—Greece".

Austria

        In Austria, ATV Privatfernseh-GmbH ("ATV") obtained the only nationwide license for terrestrial TV-broadcasting under the new Private TV-Act on January 31, 2002. The license expires ten years after granting. Apart from the terrestrial broadcasting license, ATV also obtained licenses for satellite and cable television broadcasting. Whereas several other companies are licensed to provide satellite and cable television broadcasting, terrestrial television may only be broadcast by ATV and the state owned Austrian Broadcasting Corporation ("ORF").

Internet Regulation

        Regulation of Internet activities takes two forms: existing laws at the EU and national levels apply to the extent they are relevant to such activities and additional rules specifically targeting Internet activities may apply.

        In 1995, the European Community adopted a Data Protection Directive harmonizing the protection of individual rights with regard to the processing of personal data and the free movement of such data across the EEA (the "Data Protection Directive"). The deadline for implementing this directive was October 24, 1998. In addition, the European Community has adopted several regulations aimed at activity on the Internet such as the Electronic Commerce Directive, the Electronic Signatures Directive, the Distance Selling Directive and the Copyright Directive. These directives set forth EU rules for determining which nation's law will apply to such Internet activities.

        Directive 2000/31/EC of June 8, 2000, known as the Electronic Commerce Directive, is concerned with the legal aspects of information society services, in particular electronic commerce in the internal market. It gives broadcast organizations exclusive rights relating to the on-line exploitation of their broadcasts and provides legal protection against the circumvention of technological measures to avoid infringing reproduction, communication to the public and distribution of their broadcasts. This directive was due to have been implemented by EU member states by January 16, 2002. The Electronic Signatures Directive (1999/93/EC of December 13, 1999) sets out a EU framework for the use of electronic signatures and was due to have been implemented by July 19, 2001. The Distance Selling Directive (97/7/EC adopted on May 20, 1997) concerns the protection and legal rights of consumers in respect of distant contracts and should have been implemented by June 4, 2000. According to the European Commission, none of these directives appear to have been implemented by all the EU member states by the set deadlines.

        Directive 2000/29/EC of May 22, 2000, known as the Copyright Directive, harmonizes the core rights relevant to uses of copyright material in the information society and electronic commerce, namely the rights of reproduction (copying) and communication (electronic transmission, including digital broadcasting and "on-demand" services). This directive was due to be implemented by December 22, 2002.

        In 2002, the EU adopted a regulatory framework for regulation of electronic communications networks and services. The framework regulates communications networks, including the Internet, as well as the transmission of signals over these networks, such as telecommunications and email, but excluding the transmission or editing of content. The framework consists of five directives: a framework directive and four directives dealing with authorisation, access to, and interconnection of, electronic communications networks and services, universal service and users' rights relating to electronic communications networks and services, and the processing of personal data and the protection of privacy in the electronic communications sector. The framework is supplemented by a further directive on competition in the markets for electronic communications networks and services. This regulatory framework is unlikely to have a significant impact on the activities of the company.

        As noted above, each country may also have regulations specifically targeting Internet activity. The type and the extent of such regulation will vary by country. We cannot be certain that existing or proposed legislation regulating the Internet that may come into force in the European Union or in any country where we plan to conduct Internet activities would not have an adverse impact on our current and planned Internet activities.

U.S. Agent

        Our U.S. agent for service is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This discussion includes forward-looking statements. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Statements" and "Item 3—Key Information—Risk Factors". You should read the following discussion in conjunction with our financial statements and the financial statements of TVN and the accompanying notes included elsewhere in this annual report.

Operating Results

Overview

        We create, acquire, package and distribute programming and other content via television channels, radio stations and the internet in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own 40% of prima TV, a television station in Romania, a 30.4% interest in TVN, Poland's second largest private television broadcaster, and a 20% interest in the Austrian television station ATV. We also own and operate radio stations in Sweden, Finland, Denmark and Greece. We intend to continue acquiring interests and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

        For a more detailed description of our operations, see "Item 4—Information on the Company".

        In 2002, 83% of our total revenue derived from the sale of advertising time on our television and radio stations, and other revenues such as cable subscription fees, sale of air time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions accounted for the remaining 17%. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Recent Developments

  Television

        On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225,000 (€241,000), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2.8 million (€2.9 million).

        At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. (to be renamed MTM-TV2 Kft.) ("Albene"), MTM, the controlling shareholders. Albene is a subsidiary of MTM, which in turn is a company controlled by MTM's controlling shareholders. Pursuant to this agreement, we made an initial payment of $3.3 million (€3.8 million) to Albene, with the ability to make a further payment of $5.0 million (€5.7 million), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

        On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for a cash consideration of $11 million (€10.5 million). In connection with the sale, the Company granted ITI an option to purchase all of our remaining 30.4% equity interest in TVN for the greater of our pro rata share of

(i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130 million. The call option is exercisable until December 31, 2003.

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

Radio

        On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10.2 million, of which our share was approximately €7.1 million. As part of the transaction, Publimusic will be entitled to receive €1.8 million in advertising time on SBS6, NET5 and V8, which must be used before December 31, 2004, subject to availability. In addition, Talpa may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

Financial Reporting and Accounting

        Effective January 1, 2002, we prepare our financial statements in euro. Consistent with prior years, we prepare them in accordance with US generally accepted accounting principles ("US GAAP"). Comparative prior year financial statements have been restated to reflect the euro as the reporting currency.

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollar and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations. Currency rate fluctuations increased euro reported revenues and reduced euro reported operating income by €8.1 million and €294,000, respectively, when comparing the year ended December 31, 2002, to the year ended December 31, 2001, and reduced euro reported revenues and euro reported operating loss by €5.1 million and €120,000, respectively, when comparing the year ended December 31, 2001, to the year ended December 31, 2000.

        In the discussions of the results for the year ended December 31, 2002, compared to the year ended December 31, 2001, we report our operations in three segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; prima TV (in Romania) through to June 30, 2001, and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-commerce businesses ("e-ventures"), in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

        Results from TV3 in Switzerland (through to November 30, 2001), TVN in Poland, prima TV in Romania (from July 1, 2001), V8 in The Netherlands (from April 1 to September 30, 2001), ATV in Austria (from November 1, 2001), and Radio Noordzee in The Netherlands (through to October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. Except for V8, these are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations. At the time of the acquisition of V8, and for most of 2001, the Company was pursuing a sale of a majority interest in V8, and accordingly, control over the station was considered to be temporary.

        In the discussions of the results for the year ended December 31, 2001, compared to the year ended December 31, 2000, we report our operations in three segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and from October 1, 2001, V8 (in The Netherlands), collectively referred to as "our Dutch Television operations"; TV2 (in Hungary); prima TV (in Romania) through June 30, 2001, and other related operations that are not material.

  •
  "Radio operations", which include: The Voice and POP FM in Copenhagen, The Voice and POP FM in Odense, and The Voice in Aarhus (from October 1, 2001) (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenbourg and Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Iskelmaradio, and Radio Jyväskylä (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "SBS New Media", which includes: vt4.net (in Belgium), and a portion of the advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have equity stakes.

        Results from TV3 in Switzerland (through to November 30, 2001), TVN in Poland (from August 1, 2000), V8 in The Netherlands (from April 1 to September 30, 2001), prima TV in Romania (from July 1, 2001), ATV in Austria (from November 1, 2001), Kanal A in Slovenia (through to September 30, 2000), and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) of unconsolidated subsidiaries. Except for V8, these are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations. At the time of the acquisition of V8, and for most of 2001, the Company was pursuing a sale of a majority interest in V8, and accordingly, control over the station was considered to be temporary.

        When analyzing results within the different segments of operations for any particular period, the sums of the individual items reported within each segment may differ from the consolidated total.

Differences are primarily attributable to corporate charges, eliminations between segments and items attributable to entities, which are not separately disclosed but are included within the totals for the different categories.

Results of Operations

Year ended December 31, 2002, compared to year ended December 31, 2001

Net Revenue

        Net revenue increased €31.0 million, or 6%, from €479.9 million for the year ended December 31, 2001 to €510.9 million for the year ended December 31, 2002. The increase was primarily due to increased net revenues of €38.3 million, or 9%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €33.2 million, or 21%, from our Dutch Television operations, mainly due to increased revenues of €16.6 million from V8, which we neither owned in the first quarter of 2001, nor consolidated in the second and third quarter of 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €16.6 million, or 11%, partly due to an increase in revenues from sponsored programs, and partly due to an increase in the television advertising market. Kanal 5 had increased net revenues of €13.3 million, or 24%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €3.4 million, or 7%, mainly due to an increase in the television advertising market. Such increases were offset by a decrease of €2.9 million related to prima TV, which was not consolidated from July 1, 2001. Our Danish Television operations had decreased revenues of €6.6 million, or 14%, mainly due to a decrease in viewing shares. VT4 had decreased revenues of €2.4 million, or 5%, mainly due to decreased barter revenues of €3.1 million, which corresponded to the decrease in marketing expenses at VT4. Our Hungarian Television operations had unchanged revenues.

        Our Radio operation's net revenues decreased €357,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish Radio operations, which resulted from decreases in the local radio advertising markets. Such decreases were partly offset by increased revenue of €711,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002.

        SBS New Media net revenues decreased €6.9 million, or 60%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €13.3 million, or 4%, from €352.7 million for the year ended December 31, 2001, to €366.0 million for the year ended December 31, 2002, mainly due to increased station operating expenses of €19.8 million at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. This increase was offset by the absence in 2002 of station operating expenses of €4.3 million at prima TV, which was not consolidated from July 1, 2001. On a same stations basis station operating expenses decreased €2.4 million, or 1%, from €339.8 million for the year ended December 31, 2001, to €337.4 million for the year ended December 31, 2002. Station operating expenses expressed as a percentage of net revenues were 73.5% and 71.6% for the year ended December 31, 2001, and 2002, respectively.

        Excluding V8 and prima TV, our Television operations had decreased station operating expenses of €2.4 million, or 1%, for the year ended December 31, 2002, compared to the year ended December 31, 2001, mainly due to decreased station operating expenses at our Danish Television operations and TVNorge of €9.5 million, or 24%, and €4.7 million, or 11%, respectively. Such decreases were partly offset by increased station operating expenses of €8.2 million, or 19%, at our Hungarian Television operations, mainly due to the cost of the Big Brother show, which was launched on September 1, 2002, to support the re-launch of the station.

        Our Radio operations had increased station operating expenses of €227,000, or 2%, primarily due to increased expenses related to The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001, and increased expenses at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. This increase was partly offset by general savings at our Swedish and Finnish Radio operations.

        SBS New Media had decreased station operating expenses of €70,000.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €4.5 million, or 5%, from €89.7 million for the year ended December 31, 2001, to €94.2 million for the year ended December 31, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.7% and 18.4% for the year ended December 31, 2001, and 2002, respectively.

        Selling, general and administrative expenses at our Television operations increased €5.5 million, or 8%, mainly due to an increase of €5.2 million at V8, which was not owned by us in the first quarter of 2001, and not consolidated in the second and third quarter of 2001. The increase was also due to increased selling, general and administrative expenses at our Hungarian Television operations, our Dutch television operations (excluding V8) and Kanal 5, of €2.6 million, €1.8 million and €1.1 million, respectively. The increase at our Hungarian Television operations was mainly due to selling, general and administrative expenses at MTM-Produktion and Interaktive, which we did not own in 2001. Kanal 5 had increased selling, general and administrative expenses mainly due to performance bonuses paid to management and staff in recognition of a significant increase in the operating income for the station compared to 2001. The Dutch television operations had increased expenses associated with the lease of the new premises. Such increases were offset by decreased marketing expenses of €3.9 million at VT4 corresponding to the decrease in barter revenues, and by the absence in 2002 of selling, general and administrative expenses of €974,000 at prima TV, which was not consolidated from July 1, 2001.

        Our Radio operations had lower selling, general and administrative expenses of €709,000, or 4%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €325,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses decreased €2.1 million, or 12%, from €16.6 million for the year ended December 31, 2001, to €14.5 million for the year ended December 31, 2002, mainly as a result of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.5% and 2.8% for the year ended December 31, 2001, and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1.4 million, or 48%, from €3.0 million for the year ended December 31, 2001, to €1.6 million for the year ended December 31, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €8.7 million, or 28%, from €31.6 million for the year ended December 31, 2001, to €22.9 million for the year ended December 31, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €6.2 million, as the company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Based on our analysis, no impairment charges were recorded in 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially due to a €1 million decrease in amortization on our investment in local broadcasting licenses in Norway and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.5% for the years ended December 31, 2001, and 2002, respectively.

Operating Income (Loss)

        Operating income (loss) improved €42.3 million, or 138%, from a loss of €30.6 million for the year ended December 31, 2001, to an income of €11.7 million for the year ended December 31, 2002, primarily as a result of improved operating income (loss) of €27.3 million at our Television operations.

        The improvement in our operating income (loss) was achieved despite an increased operating loss in 2002 of €9.2 million at V8, which was not owned by us in the first quarter of 2001, and not consolidated in the second and third quarter of 2001. This loss was partly offset by the absence of losses in 2002 of €3.1 million at prima TV, which was not consolidated from July 1, 2001, and decreased losses of €501,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €48.0 million, from a loss of €22.2 million for the year ended December 31, 2001, to an income of €25.8 million for the year ended December 31, 2002, primarily due to increased operating income at Kanal 5 and our Dutch Television operations (excluding V8) of €13.3 million and €11.6 million, respectively, and due to a decrease in losses at our Danish Television operations and TVNorge of €8.9 million and €8.0 million, respectively. In addition the improvement was due to the absence in 2002 of restructuring and other non-recurring expenses of €12.6 million and €4.4 million, respectively. Such improvements were partly offset by a lower operating income of €13.7 million at our Hungarian Television operations.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €7.5 million, or 29%, from €25.7 million for the year ended December 31, 2001, to €33.2 million for the year ended December 31, 2002. The increase was mainly attributable to an impairment charge of €27.1 million recorded on our equity investment in TVN and TVN7 in Poland, and a loss of €5.1 million related to our investment in ATV in Austria. Such increased losses were partly offset by the absence in 2002 of net losses of €8.1 million from V8 in second and third quarter of 2001, when we did not consolidate the results of V8, net losses of €6.1 million in the year ended December 31, 2001, associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €10.1 million related to our equity investments in TVN and TVN7 in Poland, Radio Noordzee and V8, for the year ended December 31, 2001.

Net Interest Expense

        Net interest expense increased €6.6 million, or 36%, from €18.6 million for the year ended December 31, 2001, to €25.2 million for the year ended December 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €15.3 million, or 291%, from €5.2 million for the year ended December 31, 2001, to €20.5 million for the year ended December 31, 2002, mainly due to non-cash gains on our 7% Convertible Subordinated Notes and gains on dollar-denominated programming liabilities, as a result of the euro strengthening against the U.S. dollar.

Investment Loss

        Investment loss decreased €40.6 million from a loss of €43.6 million for the year ended December 31, 2001 to a loss of €3.0 million for the year ended December 31, 2002. This improvement was primarily due to the absence in 2002 of write-offs on our New Media investments. The loss in 2002 is mainly due to a write down of our investment in Lions Gate to its fair market value.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2002, we recorded a gain of €1.3 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes. In the year ended December 31, 2001, we wrote off deferred financing cost of €3.2 million associated with a €134 million facility with DLJ Capital Funding Inc., which was repaid with the proceeds from the €135 million 12% Senior Notes. The gain (loss) is included in continuing operations due to the adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, decreased €1.2 million, or 31%, from €3.8 million for the year ended December 31, 2001, to €2.6 million for the year ended December 31, 2002, mainly due to the absence in 2002 of a write-off of €1.2 million of our investment in HOT Italy.

Net Loss

        As a result of the foregoing, our net loss decreased €78.1 million from a loss of €113.8 million for the year ended December 31, 2001, to a loss of €35.7 million for the year ended December 31, 2002.

Year ended December 31, 2001, compared to year ended December 31, 2000

Net Revenue

        Net revenue increased €17.8 million, or 4%, from €462.1 million for the year ended December 31, 2000, to €479.9 million for the year ended December 31, 2001, primarily attributable to increased net revenue of €13.7 million, or 3%, from our Television operations.

        The increase in net revenue at our Television operations, was mainly due to increased net revenue from TV2, in Hungary, and our Dutch and Danish Television operations. Despite an estimated decrease in the Dutch net television advertising market of 6%, our Dutch Television operations had increased net revenue of €19.7 million, or 14%, primarily due to increased net revenue at NET5 resulting from increased viewing shares and to a lesser extent from net revenue of €4.5 million from V8, which we did not own in the year ended December 31, 2000. Despite an estimated decrease in the Danish television advertising market of 4%, for the year ended December 31, 2001, as compared to the year ended December 31, 2000, our Danish television operations had increased net revenue of €8.9 million, or 23%, primarily due to increased viewing shares. TV2 had increased net revenue of €6.8 million, or 11%, primarily due to increased prices. The improved net revenue at TV2 and our Dutch and Danish Television operations were partly offset by decreased net revenues of €7.8 million, or 14%, at TV Norge, due to the absence in 2001 of non-recurring revenues from the settlement with TV2 (in Norway), wherein TV2 agreed to compensate TVNorge for failing to generate certain specified audience levels. Such non-recurring revenues amounted to €16.1 million for the year ended December 31, 2000. When these non-recurring revenues are excluded in the year ended December 31, 2000, TVNorge's net revenue increased €8.2 million, or 21%, mainly due to increased viewing shares. VT4 had decreased net revenue of €5.3 million, or 10%, primarily due to decreased viewing shares, and Kanal 5 had decreased net revenue of €7.2 million, or 12%, due to an estimated decrease of 12% in the net television advertising market in the year ended December 31, 2001, compared to the year ended December 31, 2000.

        Our Radio operations net revenue decreased €1.8 million, or 5%, mainly due to decreased revenue in Greece, where Lampsi went off the air in March 2001, due to the license situation.

        SBS New Media net revenue increased €5.9 million, or 104%, mainly resulting from increased advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

  Station Operating Expenses

        Station operating expenses increased €19.9 million, or 6%, from €332.8 million for the year ended December 31, 2000, to €352.7 million for the year ended December 31, 2001, primarily due to increased station operating expenses of €18.7 million, or 6%, from our Television operations.

        The increase in station operating expenses at our Television operations, was mainly due to increased programming expenses of €8.3 million at SBS6 and NET5 in The Netherlands and station operating expenses of €8.2 million from V8, which we did not own in the year ended December 31, 2000.

        Our Radio operations had increased station operating expenses of €1.0 million, or 7%, mainly due to increased programming, music royalty and distribution expenses.

        SBS New Media had increased station operating expenses of €237,000, or 64%.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased €1.6 million, or 2%, from €91.3 million for the year ended December 31, 2000, to €89.7 million for the year ended December 31, 2001, primarily due to decreases from our Television operations.

        The decrease in selling, general and administrative expenses at our Television operations, was mainly due to decreased expenses at Kanal 5 of €3.6 million, or 22%. Such decrease was partly offset by selling, general and administrative expenses of €907,000 from V8, which we did not own in the year ended December 31, 2000, and by increased expenses at TV2 in Hungary of €1.8 million, or 15%.

        Our Radio operations had decreased selling, general and administrative expenses of €176,000.

        SBS New Media had decreased selling, general and administrative expenses of €388,000, or 23%.

Corporate Expenses

        Corporate expenses increased €3.0 million, or 22%, from €13.6 million for the year ended December 31, 2000, to €16.6 million for the year ended December 31, 2001, mainly due to higher staffing levels and a general increase in expense levels.

Non-cash Compensation

        Non-cash compensation increased €2.3 million, from €700,000 for the year ended December 31, 2000, to €3.0 million for the year ended December 31, 2001. Non-cash compensation comprises the historical cost of shares granted to employees for services provided and/or as part of an employment termination agreement.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €6.5 million, or 26%, from €25.1 million for the year ended December 31, 2000, to €31.6 million for the year ended December 31, 2001, mainly attributable to increased depreciation expense associated with production equipment at Kanal 5 and our Danish Television operations. The increase was also partially attributable to increased amortization of goodwill on acquired businesses.

Restructuring Expenses

        In the year ended December 31, 2001, we had restructuring expenses of €12.6 million, mainly comprising termination charges in relation to closing down, restructuring or merges of operations and corporate offices, and charges related to reduction in the number of employees across the group.

Non-recurring Expenses

        Non-recurring expenses increased €2.1 million, or 93%, from €2.3 million for the year ended December 31, 2000, to €4.4 million for the year ended December 31, 2001. The non-recurring expenses comprise the write-off in 2001 of goodwill related to our acquisition of Lampsi and expenses of €2.3 million incurred in 2000 in connection with a proposed exchange offer with UPC.

Operating Loss

        Operating loss increased €26.9 million, from €3.7 million for the year ended December 31, 2000, to €30.6 million for the year ended December 31, 2001, primarily attributable to restructuring expenses of €12.6 million in the year ended December 31, 2001, and increased operating losses of €10.1 million at our television operations. The increased operating loss at our television operations was primarily due to the absence in 2001 of non-recurring revenues recognized in 2000 of €16.1 million from the settlement with TV2 (in Norway), wherein TV2 agreed to compensate TVNorge for failing to generate certain specific audience levels and operating losses of €4.7 million at V8, which was not owned by us in the year ended December 31, 2000. Excluding the non-recurring revenues from TV2 (in Norway) in 2000 and the V8 losses in 2001, the Television operations had increased operating income of €10.7 million for the year ended December 31, 2001, as compared to the year ended December 31, 2000.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €1.2 million, or 5%, from €24.5 million for the year ended December 31, 2000, to €25.7 million for the year ended December 31, 2001. The increase was primarily attributable to losses up to September 30, 2001, associated with V8 in The Netherlands, which we did not own in 2000, and amortization of goodwill associated with TVN in Poland. These losses were partly offset by decreased losses at TV3 in Switzerland, which was sold in November 2001, and the non-recurrence of losses in 2001 associated with our interest in Kanal A (in Slovenia), which was sold in October 2000.

Net Interest Expense

        Net interest expense increased €11.1 million, from €7.5 million for the year ended December 31, 2000, to €18.6 million for the year ended December 31, 2001. The increase was primarily attributable to increased interest expense related to our €134 million bridge facility with DLJ Capital Funding Inc., which was repaid in full in June 2001, from the net proceeds from our issuance of €135 million 12% Senior Notes due 2008, and interest payable on the Senior Notes.

Foreign Exchange Gains (Losses), Net

        Foreign exchange gains (losses), net, improved by €17.3 million, from a loss of €12.1 million for the year ended December 31, 2000, to a gain of €5.2 million for the year ended December 31, 2001, primarily attributable to a currency gain on our Euro-denominated net debt and the strengthening of the U.S. dollar against other European currencies at a slower pace during 2001 as compared to 2000.

Investment Losses, Net

        Investment losses, net, increased €10.2 million, or 31%, from €33.4 million for the year ended December 31, 2000, to €43.6 million for the year ended December 31, 2001, primarily attributable to increased write-down of certain of our SBS New Media investments. In the year ended December 31, 2001, investment losses included write-down of our investments in ZeniMax (€16.7 million), Hollywood Stock Exchange (€10.1 million), Resfeber (€3.3 million), BetandWin (€3.3 million) and Telitas (€2.7 million).

Gain (Loss) on Extinguishment of Debt

        In June 2001, we recognized a loss on extinguishments of debt of €3.2 million related to the write-off of deferred financial cost associated with our €134 million bridge facility with DLJ Capital Funding Inc. which was repaid in full in June 2001. The loss is included in continuing operations due to the adoption of FAS 145, which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, decreased €12.6 million, from €16.4 million for the year ended December 31, 2000, to €3.8 million for the year ended December 31, 2001, mainly due to the non-recurring write down of HOT Italy in 2000.

Net Loss

        As a result of the foregoing, our net loss increased €14.5 million, or 15%, from €99.3 million for the year ended December 31, 2000, to €113.8 million for the year ended December 31, 2001.

Liquidity And Capital Resources

        At December 31, 2002, we had cash and cash equivalents of €67.0 million, and we had working capital of €116.9 million.

        We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. See "Item 3—Key Information—Risk Factors—Risks Relating to the Company: SBS depends on its subsidiaries and associate companies to provide it with funds to meet its obligations but the subsidiaries and associated companies are not obliged to repay our Senior Notes. If the Company's subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash or make cash payments, to the Company when the Company needs additional cash flow, the company may be unable to satisfy its obligation under its Senior Notes.

        Cash provided by operations was €11.5 million for the year ended December 31, 2002, compared to cash used in operations of €10.3 million for the year ended December 31, 2001. The improvement was primarily due to operating income recorded during 2002 compared to operating losses recorded during 2001.

        Cash used in investing activities was €14.8 million for the year ended December 31, 2002, compared to cash used in investing activities of €29.5 million for the year ended December 31, 2001. The decrease was primarily due to the sale of a 2.6% interest in TVN that resulted in cash proceeds of €10.5 million and the sale of our interest in Radio Noordzee that resulted in cash proceeds of €7.1 million.

        During the years ended December 31, 2000, 2001, and 2002, we had capital expenditures of €36.9 million, €19.2 million and €24.6 million, respectively. Capital expenditures include expenditures on fixed assets, which consist primarily of broadcasting equipment used at our television and radio stations, and expenditures on broadcast license fees. In 2000 our capital expenditures were comparatively high, mainly due to investments of €10.0 million in technical equipment for use in connection with local productions. The equipment was used for productions of Big Brother in Sweden, Denmark, Norway and Switzerland.

        Cash provided by financing activities was €0.6 million for the year ended December 31, 2002, compared to cash provided by financing activities of €25.7 million for the year ended December 31, 2001. The decrease was primarily due our new financing in 2001 of €135 million of 12% Senior Notes due 2008 in financing obtained offset by the repayment of €104 million under an existing financing arrangement. In 2002, our 70% owned Dutch subsidiary obtained a new financing facility of €11.8 million.

        In November 1997, we sold an aggregate of $75.0 million in principal amount of 7% Convertible Subordinated Notes Due 2004, (the "1997 Notes"). Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per share. After December 5, 2000, the 1997 Notes are redeemable, in whole or in part at our option, including accrued and unpaid interest to the date of redemption. In November 2002, we acquired and redeemed $5 million of the 1997 Notes and in March 2003, we acquired and redeemed $5 million of the 1997 Notes. At December 31, 2002, the 1997 Notes had a carrying value of €66.7 million.

        On June 14, 2001, we issued an aggregate principal amount of €135 million of 12% Senior Notes due June 15, 2008, described in "Item 10—Material Contracts". Interest is payable semi-annually in June and December. The terms of the indenture agreement of the notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. The terms also require us to maintain certain debt to EBITDA operating ratios. We are in compliance with our debt covenants as of

December 31, 2002. We can secure additional debt of up to €27.8 million under the terms of the covenants based upon the December 31, 2002, ratios.

        In December 1999, we agreed with TVNorge and TV2 (in Norway) to terminate the cooperation, program and guarantee agreements, because of unsatisfactory ratings performance of the station under the aegis of TV2. Under the agreement, TV2 had assumed full responsibility for programming, scheduling and promotion of TVNorge. As of January 1, 2000, TVNorge regained full control and authority of its own programming, scheduling and promotion. As settlement under the now terminated cooperation and guarantee agreements, TV2 has paid TVNorge NOK 335 million (€40.8 million) in cash over a two-year period, and agreed to compensate TVNorge NOK 30 million (3.8 million) in free airtime on TV2 over a three-year period. TV2 has received NOK 10 million (€1.2 million) from us in 2000, in settlement of the program agreement pursuant to which TV2 had the ongoing right to acquire programming from the TVNorge program libraries on favorable terms.

        On February 18, 2000, we entered into a term sheet with CME, which set out the principal terms and conditions agreed to in connection with a contemplated transaction between CME and us in Hungary, Poland and Slovenia. On February 21, 2000, we acquired all of CME's broadcasting assets, including programming inventories, real estate, and related tangible and intangible assets in Hungary for a total consideration of approximately €16.9 million. We simultaneously agreed to sell 50% of these Hungarian assets to CLT-UFA for $9 million (€9 million), payable over three years. On February 21, 2000, we further agreed with CME that we would have a call option to acquire all of CME's rights to $40 million in aggregate principal amount of convertible notes of ITI Holdings for $37.3 million (€39.9 million) and that CME would have a put option to require us to purchase the ITI notes for $25 million. On June 29, 2000, we exercised our option to acquire the ITI notes.

        Effective March 1, 2000, we acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was €6.8 million of which 60% was paid at closing and the remaining 40%, which was contingent on the receipt of a broadcast license, was paid in April 2002.

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6 million (€7.0 million), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that at the time held an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Substantially all of the $6 million investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. RBC's interest in Amerom has subsequently been diluted to 82% following the issue of shares representing 4% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. These managers are currently entitled to be issued a further 2% of the capital of Amerom under that agreement. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom on RBC. The consideration for such shares is to be determined by an independent valuation of Amerom. For three calendar years after the third anniversary of closing the transaction, we have a call option to increase our RBC ownership to 75% and RID has a put option to cause us to increase our RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

        On July 26, 2000, we acquired from ITI a 33% interest in TVN, Poland's second largest private television station, in exchange for consideration consisting of 666,666 of our Common Shares, the surrender to ITI of the notes we acquired from CME and $91.6 million (€97.6 million) in cash. In connection with this agreement we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, our maximum exposure in connection with such indemnity was approximately €22 million.

        We have acquired a 12.5% shareholding in ZeniMax in consideration of (i) the payment of $10.0 million (€11.6 million) cash, which was paid in 2000 and (ii) the issuance of 181,818 SBS Common Shares in May 2001. We wrote off our €16.7 million investment in ZeniMax in 2001.

        On September 7, 2000, we entered into a €150 million secured loan facility agreement with DLJ Capital Funding, Inc. Amounts drawn under such facility were primarily used to finance the TVN acquisition and for general corporate purposes. On March 2, 2001, this facility was converted to a €134 million secured loan facility with a final maturity date of June 30, 2001. On June 14, 2001, we issued an aggregate principal amount of €135 million of 12% Senior Notes due June 15, 2008, described in "Item 10—Material Contracts" and repaid in full the amount outstanding under the secured loan facility.

        On April 12, 2001, our Dutch operations acquired in consideration of 866,013 Common Shares, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids"), owns the other 50%. Under the license held by TV 10 B.V., we operate V8, a 70% owned national satellite-to-cable television station. In connection with this transaction our Dutch operations received from De Telegraaf a loan of $4.3 million (€4.9 million), which was repaid in full in 2002.

        On September 25, 2001, TV2 in Hungary executed amendments to its loan agreements (the "EBRD Loan") with the European Bank for Reconstruction and Development, Kereskedelmi es Hitelbank Rt. and Orszagos Takarekpenztar es Kereskedelmi Bank Rt (collectively, the "Hungarian Lenders"). Pursuant to these amendments, TV2 repaid $13.6 million (€14.8 million) of the facilities, financed in part through a €12 million loan to TV2 from SBS of which €8.3 million remains outstanding under the amended EBRD Loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD Loan does not include restrictions on the ability of TV2 to pay dividends to us or make payments to us via management contracts or loans to shareholders. In addition, the Hungarian Lenders agreed that the shareholder loans owed by TV2 to us need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which we had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, SBS has executed guarantees of TV2's obligations to the Hungarian Lenders under the amended EBRD Loan. TV2 has executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The EBRD Loan is repayable in escalating semi annual instalments commencing in June 2000, and has a final maturity in December 2005. Interest is payable semi annually at a floating rate of LIBOR plus 3.5%.

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. We paid approximately €3.4 million of cash and issued 101,082 of our Common Shares in consideration for the 20% interest in ATV. We also issued 7,000 of our Common Shares to Allegro Privatstiftung in consideration for Allegro's advance of €213,658 to ATV on our behalf. This consideration included the Company's share of ATV's funding requirements for 2001. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totalling €6.6 million held by other certain other ATV shareholders. On April 26, 2002, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there are currently no outstanding subordinated loans to ATV, subject to our conversion right, and accordingly we have retained our 20% interest for the time being. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future. On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225,000 (€241,000), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2.8 million (€2.9 million).

        At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. (to be renamed MTM-TV2 Kft.) ("Albene"), MTM and the controlling shareholders. Albene is a subsidiary of MTM, which in turn is a company controlled by MTM's controlling shareholders. Pursuant to this agreement, we made an initial payment of $3.3 million (€3.8 million) to Albene, with the ability to make a further payment of $5.0 million (€5.5 million), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

        We operate our Dutch Television operations through SBS Broadcasting B.V., our 70%-owned subsidiary. In October 2002, SBS Broadcasting B.V. borrowed €11.8 million from ING Bank on a secured basis and used the proceeds to repay in full shareholder loans from us and De Telegraaf incurred in connection with the acquisition of V8 (the "ING Loan"). SBS has guaranteed the ING Loan and SBS Broadcasting B.V. has agreed to indemnify us for any amount paid by SBS under the guarantee. The ING Loan is repayable in quarterly installments of €737,500, commencing January 2, 2003. Interest is payable quarterly at a floating rate of EURIBOR plus 1.75%.

        On October 22, 2002, we sold our 35% indirect interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10.2 million, of which our share was approximately €7.1 million. As part of the transaction, Publimusic will be entitled to receive €1.8 million in advertising time on SBS6, NET5 and V8, which must be used before December 31, 2004, subject to availability. In addition, Talpa may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

        On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for a cash consideration of $11 million (€10.5 million). In connection with the sale, the Company granted ITI an option to purchase all of our remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130 million. The call option is exercisable until December 31, 2003.

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

        We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future (see Capital and Commercial Commitments). Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control. See "Item 3—Key Information—Risk Factors".

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of December 31, 2002, (in thousands):

	Payment Due by Period
Capital Commitment
	Total	Less than 1 Year	1–3 years	4–5 years	After 5 years
Long term debt	€230,692	€6,711	€78,058	€10,888	€135,035
Interest on long term debt	101,157	21,873	37,715	32,469	8,100
Operating leases	112,352	27,338	53,628	18,178	13,208
Program contracts	331,832	190,618	126,167	15,047	—

        The amounts were calculated using the interest rates as of December 31, 2002, for variable rate debt agreements and the foreign exchange rates as of December 31, 2002, for commitments not denominated in euro.

        Upon a change of control, our €135 million of 12% Senior Notes due June 15, 2008, would be payable at 101% of the face amount plus accrued and unpaid interest.

        As part of our agreements for the sale and purchase of unconsolidated subsidiaries, we have certain contractual commitments which are not included as liabilities on our consolidated balance sheet nor are included in the above table as the obligation, if any, is not known at this time. The contractual commitments are as follows:

        In connection with our agreement with ITI regarding our investment in TVN, we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, our maximum exposure in connection with such indemnity was approximately €22 million.

        In connection with our agreement with ITI regarding our investment in TVN, in the event that we become subject to certain changes of control, ITI would have the right to require us to purchase ITI's remaining interest in TVN under certain conditions, failing which ITI may have the right to purchase our interest in TVN.

        As discussed under Liquidity and Capital Resources, we may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price is equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

        We anticipate that we will fund such obligations and commitments with cash flow from operations and borrowings under a new or amended credit facility.

CRITICAL ACCOUNTING POLICIES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

  Program Rights

        The Company's accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. The Company has written down the value of certain programs by €3.9 million and €4.8 million in the years ended December 31, 2001, and 2002, respectively based upon our analysis. The amortization of our program rights is estimated in accordance with SFAS 63, —Financial Reporting by Broadcasters and our historical experience with similar program types.

  Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than temporary impairment. Our assessment is based on: all available evidence, including the duration and extent the investment's market price (if available) is less than our carrying value, the financial health of the investee, expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that certain investments have incurred an other-than-temporary impairment. As a result, we have written down these investments to their fair value. Fair value is determined based upon quoted market prices (if available) or our estimate of fair value based upon the above factors. We recorded impairments to our investments of €33.4 million, €42.5 million and €32.9 million for the years ended December 31, 2000, 2001, and 2002, respectively.

  Long-lived assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2002. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

  Goodwill

        Effective January, 1, 2002, we are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of European broadcasters occur. Future impairment tests may result in a material impairment of goodwill if such adverse conditions occur.

  Impact of recently issued accounting standards

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent. The Company adopted FAS 145 during 2002 and as a result the prior year extraordinary loss related to a debt extinguishment has been reclassified to continuing operations in the caption "Gain (loss) on extinguishments of debt". See Note 7 to the consolidated financial statements for details on amounts reclassified.

        In June 2002 the FASB, issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and does not impact prior restructuring activities. The Company adopted FAS 146 on January 1, 2003, and there was no current impact on our financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. FIN 45 does not currently have any impact on the Company's consolidated results of operations or financial position. The Company has provided the disclosures required under FIN 45 in Note 17 to its consolidated financial statements.

        In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("FAS 148"). FAS 148 amends FAS 123, Accounting for Stock-Based Compensation. FAS 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements. FAS 148 also amends transition provisions for companies that elect to adopt FAS 123. The Company has provided the disclosures required under FAS 148 in Note 1 to the consolidated financial statements.

Trends Information

        The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2–4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. Future inflationary trends cannot be predicted.

        For the past year the euro has displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. Future exchange rate trends cannot be predicted.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

        The following table sets forth as of April 15, 2003, the name, age and position of individuals who serve as our directors and executive officers.

Name	Age	Position
Harry Evans Sloan	53	Executive Chairman of the Board
Michael Finkelstein	67	Vice Chairman
Markus Tellenbach	42	Director, President and Chief Executive Officer
Juergen von Schwerin	46	Senior Vice President and Chief Financial Officer
Erik Tanner Moe	44	Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary
Frank Eijken	48	Senior Vice President International Sales & Marketing
Eric Hansen	45	Senior Vice President Radio Division
Anthony Ghee	45	Director
Herbert G. Kloiber	55	Director
Benjamin Lorenz	53	Director
Edward McKinley	50	Director
James McNamara	49	Director
Shane O'Neill	41	Director
Mark Schneider	47	Director
Jan Wejchert	53	Director

        Under the terms of our articles of incorporation, as amended, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under our articles, the board consists of at least five directors at any one time. Our board of directors currently consists of eleven members. All board members can be contacted through our Luxembourg.

Biographical Information

        Mr. Sloan    has served as Executive Chairman since September 2002, and Chairman of the Board since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. and Lions Gate Entertainment Corp. Mr. Sloan is a citizen of the United States.

        Mr. Finkelstein has served as Vice Chairman of the Board of SBS since February 1998. Mr. Finkelstein served as Chief Executive Officer of SBS from September 2001 to August 2002, when he retired. Mr. Finkelstein has served as a non-executive director of the Company since April 1997. From 1989 until 1997, Mr. Finkelstein was the founder and Chairman and Chief Executive Officer of Renaissance Communications Corporation, which owned and operated television stations in the United States. Mr. Finkelstein is a citizen of the United States.

        Mr. Tellenbach has served as a Director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002, and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chairman of the Board of KirchPay TV GmbH & Co., and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999,

Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

        Mr. von Schwerin has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2000, Mr. von Schwerin served in several Managing Director positions with ProSieben Group of companies, as well as Head of Finance of MGM Media Gruppe Muenchen. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

        Mr. Moe has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Limited (CME). From 1994 to 1997, Mr. Moe worked as a corporate associate with the international law firm Shearman & Sterling in New York. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken has served as Senior Vice President International Sales & Marketing since January 2003. From 2000, Mr Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was managing director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in the Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in the Netherlands where his last position was Executive Vice President. Mr. Eijken is a citizen of the Netherlands.

        Mr. Hansen has served as Senior Vice President Radio Division since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. He was appointed general manager of the Voice in 1994 and promoted to Managing Director in 1998. Mr. Hansen began his career in the radio industry in 1989 when he became Sales Director of the Voice, a Copenhagen-based radio station and a subsidiary company of SBS. Mr Hansen is a citizen of Denmark.

        Mr. Ghee has served as a director of SBS since October 1994. Since 1994, Mr. Ghee has been a partner in the English law firm Ashurst Morris Crisp where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. He has been SBS' principal European media law adviser since 1990 and served as Secretary of SBS from October 1992 until December 1996. Mr. Ghee also serves as a director of Canwest Entertainment (UK) Limited. Ashurst Morris Crisp provides legal services to SBS from time to time as and when requested by management. In 2002, Ashurst Morris Crisp received fees from SBS in the amount of approximately £175,000. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Dr. Kloiber has served as a director of SBS since April 1998. Dr. Kloiber is Chairman of Tele München Group and has held this position since 1977. Tele München Group is one of Germany's leading television production and distribution companies. Dr. Kloiber is a member of the Advisory Council of one of Germany's largest banks, Bayerische Hypo-und Vereinsbank AG and a member of the Board of the Bavarian Film Funding Organization. He also serves on the Boards of RTL II Fernsehen GmbH & Co., Munich, and ATV Privatfernseh-GmbH, Vienna. Dr. Kloiber is a citizen of Austria.

        Mr. Lorenz has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director

of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley has served as a director of SBS since March, 2002. Mr. McKinley is a Senior Advisor at Warburg Pincus LLC. Between 1993 and 2002, he was responsible for the company's private equity activity in Europe. Mr. McKinley has been with Warburg Pincus for 19 years. Prior to taking on his responsibilities in Europe, he opened and ran the firm's office in Los Angeles. Prior to joining Warburg Pincus, he was with McKinsey & Co., Inc. for four years in New York. Mr. McKinley is a citizen of the United States.

        Mr. McNamara    has served as a director of SBS since July 1998. Mr. McNamara is President and Chief Executive Officer of Telemundo Communications Group and has held this position since August 1999. From 1996 until 1998, Mr. McNamara was president of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill has served as a director of SBS since December, 2002. Mr. O'Neill is currently Chief Strategy Officer and member of the Management Board of UPC. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a Director of Primacom AG and UPC. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider has served as director of SBS since December 1999. Mr. Schneider is a member of the Board of UGC Holdings, Inc., the largest shareholder of UPC. From 1997 until 2001, Mr. Schneider was Chief Executive Officer and Chairman of the Management Board of UPC. UGC Europe B.V., a wholly owned subsidiary of UGC Holdings Inc, owns 6,000,000 of the Company's Common Shares. Mr. Schneider is a director of ispire corporation ltd, Austar United Communications Ltd, ZeniMax Media Inc., and ncubed. Mr. Schneider is a citizen of the United States.

        Mr. Wejchert has served as a director of SBS since December 2000. Mr. Wejchert is one of the founders and President and Chief Executive Officer of ITI Group. ITI through its subsidiaries is a 49% shareholder of ITI TV Holding Sp. z o.o., which owns a 69.6% interest in TVN, a Polish private television station, in which SBS has the remaining 30.4% interest. Mr. Wejchert has served as a member of the supervisory board of TVN since 1997. Mr. Wejchert was also the founding Chairman of the Polish Business Round Table and currently serves as Vice Chairman of the Club Committee. He has been a member of the US-Poland Action 7 Commission since 1991. Mr. Wejchert established the first private licensed foreign company in Poland in 1976. During 2001, ITI, through various subsidiaries and associated companies, engaged in a variety of commercial transactions with TVN. Mr. Wejchert is a citizen of Poland.

Arrangements for Election of Directors

        Pursuant to the June 1999 agreement with UPC, the Company has agreed to nominate one UPC designee for election as a director of the Company. Mark Schneider is currently serving as UPC's designee.

        Pursuant to the relationship agreement dated July 26, 2000, with ITI, and other parties named therein, the Company has agreed, for so long as we own at least 33% of TVN and ITI holds at least 666,666 of our Common Shares, to use its reasonable efforts to nominate one ITI designee for election as a director of the Company. The agreement further provides that ITI would be entitled to a designee in the event that ITI owns more than 15% of our outstanding share capital and to an additional designee in the event ITI owns more than 25% of our outstanding share capital. In December 2002, the Company sold a 2.6% equity stake in TVN to ITI.

        In connection with our agreement with ITI relating to our acquisition of 33% of TVN, Jan Wejchert was elected to our board at the annual general meeting in December 2000. Mr. Wejchert holds 33,333 five-year warrants to purchase our Common Shares, of which 22,222 are currently exercisable.

Compensation

Directors' Fees and Expenses

        Directors of SBS with the exception of the Executive Chairman, Harry Evans Sloan, (see "—Employment and Consulting Agreements") receive no fees or other compensation for serving as a director. Directors are entitled to reimbursement of expenses incurred in connection with attending meetings of the board of directors or its committees.

Executive Compensation

Cash Compensation

        An aggregate of approximately €3.2 million, was paid in cash by us to our executive officers as a group for services rendered during 2002 in all capacities. In addition such officers were granted a total of 1,366,674 options in addition to salary. At their respective dates of grant, these options had an estimated aggregate fair market value of €15.5 million, based upon the Black Scholes pricing model as more fully described in Note 9 of our financial statements.

Employment and Consulting Agreements

        Mr. Sloan has an agreement to serve as Executive Chairman of the SBS Group and Chairman of the Board of SBS for a fixed term of two years, effective September 1, 2002. In consideration of such agreement, Mr. Sloan will receive an annual salary of $400,000. During the appointment, Mr. Sloan will be entitled to receive an annual incentive bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. Under the agreement, Mr. Sloan has been granted (on July 1, 2002) a ten-year option to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing March 1, 2003, and expires on July 1, 2012. The terms of benefit upon termination under this agreement should the agreement be terminated without cause if, in the reasonable judgment of a majority of the Board of Directors of SBS that such termination is in the best interest of the SBS Group, Mr. Sloan will be entitled to receive payment of annual salary for the remainder of the term of the agreement and the immediate vesting of all outstanding options as well as a termination bonus for each remaining year of the agreement on a pro rata basis. Under a previous agreement, Mr. Sloan was granted a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares at $33.00 per Common Share, vesting in four equal cumulative semi-annual installments, commencing on June 30, 2002, and expires August 31, 2011. Of the option to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit the option to purchase 16,667 Common Shares that vested on December 31, 2002, (ii) forfeit the option to purchase 25,000 Common Shares that were due to vest on June 30, 2003, and (iii) forfeit the option to purchase 25,000 Common Shares that were due to vest on December 31, 2003, therefore forfeiting the option to purchase a total of 66,667 Common Shares. The remaining option to purchase 33,333 Common Shares are fully vested and currently exercisable. Under a previous agreement, Mr. Sloan was awarded a ten-year option to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and $30.00 per Common Share for the remaining 333,333 shares, vesting in six equal semi-annual installments beginning on June 30, 1999, and expires on December 31, 2008. The option to purchase 1,000,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable. In connection with his previous employment agreements, Mr. Sloan was granted: (i) a ten-year option to acquire 306,134 Common Shares, subject to anti-dilution protection at an exercise price of $16.875 per Common Share, due to expire on March 4, 2003, were granted a 3 year extension by the Compensation Committee and the Board of Directors on December 10, 2002, to expire on March 6, 2006; and (ii) three ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares, $22.50 per Common Share for 125,000 shares and $27.00 per Common Share for the remaining 125,000 shares, all of which expire on August 14, 2004; and (iii) two ten-year options to purchase an aggregate of 500,000 Common Share, exercisable at $18.00 per Common Share for 250,000 shares and $22.50 per Common Share for the remaining 250,000 shares, both of which expire on December 31, 2006. The options referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership ("Convers Media"), which expires in December 2005. Convers Media received €800,000 for the period from January 1, 2002, through August 31, 2002, under a previous agreement, and was entitled to receive €400,000 for the period from September 1, 2002, through December 31, 2002, under the agreement currently in effect. Convers Media was entitled to receive €500,000 as an annual incentive management fee for calendar 2002. For calendar years 2003, 2004, and 2005, Convers Media will receive from SBS €1,200,000 per year. Convers Media will also be entitled to an annual incentive management fee based upon performance of the SBS. The annual incentive management fee is variable and dependent upon the EBITDA performance of the SBS Group. The target bonus per annum is €600,000. Under the agreement, Mr. Tellenbach was granted a ten-year option to purchase 400,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing on January 1, 2003, and expires on July 1, 2012. Under a previous agreement, Mr. Tellenbach was granted a ten-year option to purchase an aggregate of 300,000 Common Shares, exercisable with respect to 200,000 Common Shares at $27.39 per Common Share and at $34.24 per Common Share for the remaining 100,000 shares, vesting in six equal cumulative semi-annual installments commencing on August 31, 2001, and expiring on November 21, 2010. Of the option to purchase 300,000 Common Shares referred to in the preceding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 100,000 Common Shares scheduled to vest between April 1, 2002, and March 30, 2003, to vest as of April 1, 2002. Consequently, of the option to purchase 300,000 Common Shares, 200,000 Common Shares became exercisable as of that date. In March 2003, Mr. Tellenbach elected to forfeit the option to purchase the remaining 100,000 by (i) forfeiting 50,000 Common Shares that were scheduled to vest on August 31, 2003, and (ii) forfeiting a further option to purchase 50,000 Common Shares that were scheduled to vest on February 28, 2004.

        Mr. von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President until December 31, 2004, at an annual salary of $300,000 through May 31, 2003, and $350,000 from June 1, 2003, until December 31, 2004. Mr. von Schwerin is entitled to a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based on performance. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In connection with such agreement, Mr. von Schwerin was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share. This option vests in four equal cumulative semi-annual installments, commencing January 1, 2003, and expires on July 1, 2012. Under a previous agreement, Mr. von Schwerin was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 20,000 Common Shares, vesting in six equal cumulative semi-annual installments commencing November 15, 2001, and expires on May 15, 2011. Of the option to purchase 60,000 Common Shares referred to in the proceeding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 10,000 Common Shares scheduled to vest between April 1, 2002, and March 30, 2003, to vest as of April 1, 2002. Consequently, the option to purchase 30,000 Common Shares became exercisable of that date and the remaining option to purchase 30,000 Common Shares will vest in three equal installments on May 15, 2003, November 15, 2003, and May 15, 2004, respectively.

        Mr. Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary until December 31, 2004. Mr. Moe's annual base salary is $300,000 to May 31, 2003, and $350,000 from June 1, 2003, through December 31, 2004. He is also entitled to receive a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based upon performance. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. Moe and his immediate family are entitled to be a member of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In consideration of such agreement, Mr. Moe has been granted a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing January 1, 2003, and expires July 1, 2012. In connection with a prior agreement, Mr. Moe was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 for the remaining 20,000 Common Shares. The option to purchase 60,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Mr. Eijken has an agreement with SBS to serve as Senior Vice President International Sales & Marketing until December 14, 2004, at an annual salary of €350,000. Mr. Eijken will be entitled to an annual incentive performance bonus of €180,000 in 2003; €200,000 in 2004, and €220,000 in 2005. The actual bonus will be based on total budget revenues of at least 80% of the SBS television group for the relevant calendar year. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees. In connection with such agreement, Mr. Eijken was awarded a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable at $15.21 per Common Share. This option vests in six equal cumulative semi-annual installments commencing July 1, 2003, and expires on December 10, 2012. In November 2000, Mr. Eijken was awarded a ten-year option to purchase 12,500 Common Shares, exercisable with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal semi-annual installments commencing May 31, 2001, and expires November 21, 2010. In February 2000, Mr. Eijken was awarded a ten-year option to purchase an aggregate of 25,000 Common Shares, exercisable at $60 per Common Share. The option to purchase 25,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Mr. Hansen has an agreement with SBS to serve as Senior Vice President Radio Division until December 31, 2004, at an annual salary of €220,000 through December 31, 2003, and €250,000 from January 1, 2004, through December 31, 2004. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance. In February 2000, for his services as Managing Director of the Voice, a Copenhagen-based radio station and a subsidiary of SBS, Mr. Hansen was awarded a ten-year option to purchase 8,750 Common Shares at $60.00 per Common Share, vesting in six equal cumulative semi-annual installments commencing August 15, 2000, and expires February 15, 2010. With respect to the option to purchase 8,750 Common Shares, in December 2002, the Board of Directors ratified a stock option exchange offer adopted by the Compensation Committee to exchange stock options at strike prices of between $60.00 and $40.00. Mr. Hansen was eligible to participate in the option exchange offer and exchanged the option to purchase 8,750 Common Shares at $60.00 per Common Share for 489 Common Shares at a strike price of €15.75 per Common Share. A share certificate in respect of the shares subscribed was issued to Mr. Hansen in December 2002. In November 2000, Mr. Hansen was awarded a ten-year option to purchase an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual installments, commencing May 31, 2001, and expires November 21, 2010. Of the option to purchase 8,750 Common Shares referred to in the proceeding sentence, 5,834 have vested and are currently exercisable.

Share Incentive Plans

        SBS has adopted and the shareholders have approved a 1992 Share Incentive Plan as amended and restated, and a 1994 Share Incentive Plan. As of December 31, 2002, the 1992 Share Incentive Plan expired and the Company now operates its Share Incentive Plan under the 1994 Plan. The Compensation Committee of our board of directors may grant options to acquire Common Shares to one or more of our employees, including officers, directors or consultants. The Compensation Committee generally may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised (which may not continue for more than 10 years after the date of grant). The Compensation Committee may from time to time authorize by amendment to or waiver of an option grant, exercise price or term granted to participants any extension or acceleration of the option to purchase Common Shares. We have reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the share incentive plan. As of April 15, 2003, 7,353,968 options have been granted under the share incentive plan.

        The share incentive plans are intended to strengthen our ability to attract, motivate and retain key employees, and, in particular, to provide us with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

        Our board of directors has granted additional options to acquire Common Shares within its authority outside of the scope of the Share Incentive Plans, of which 234,865 were fully vested and exercised in May 2002.

        As of April 15, 2003, options to purchase an aggregate of 6,968,968 Common Shares were outstanding under the Share Incentive Plan. Of this aggregate total, options to purchase 5,763,404 were either fully vested or would become fully vested within 60 days of April 15, 2003. The options provide for exercise prices between $13.00 and $60.00 per Common Share, with expiration dates ranging from May 5, 2002, to December 12, 2012. As of April 15, 2003, all of our executive officers and directors as a group (15 persons) held options to purchase an aggregate of 3,464,403 Common Shares.

        In addition to the stock option grants outlined above, we maintain a Long-Term Employees' Stock Ownership Plan (the "Stock Plan"). A total of 60,000 of our Common Shares have been reserved under the Stock Plan for awards to employees. Each award of shares vests in three installments on each of the first, second and third anniversaries of the date of award, subject to the employees continuing in our employment until the third anniversary of the date of award. As of April 15, 2003, 48,000 shares had been awarded under this plan, 44,667 of which have vested and been issued. Of the 48,000 shares awarded, 3,333 were forfeited and are available for future issuance.

Board Practices

Committees of the Board of Directors

        The standing committees of the board of directors consist of an Audit Committee and a Compensation Committee. Ad hoc committees of members of the board of directors are convened periodically to deal with specific projects in which we are involved.

Audit Committee

        The Audit Committee meets periodically with representatives of our auditors, Ernst & Young Accountants, to make inquiries regarding the manner in which their respective responsibilities are being discharged in relation to each audit of our financial statements. The Audit Committee also recommends to the board of directors the annual appointment of the auditors, with whom the committee reviews the scope of audit and non-audit assignments and related fees, our accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993, and currently is comprised of Messrs. Lorenz (its chairman), McNamara and McKinley.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses, stock option awards and share ownership awards for our principal executive officers. The Compensation Committee was formed in January 1993, and currently is comprised of Messrs. McNamara (its chairman), Lorenz and McKinley.

Employees

        As of December 31, 2002, we had approximately 1,205 full-time employees, not including employees of ATV, prima TV and TVN. As of that date we also had approximately 483 freelance workers, whom we hire as independent contractors. We believe that the number of our employees who are members of unions is not significant.

        The following table sets out the number of full-time employees at each of our operations for the past three years excluding our unconsolidated subsidiaries.

	As of December 31,
Operation
	2000	2001	2002
TVNorge	84	82	78
Kanal 5	107	104	92
TvDanmark	184	148	140
VT4	139	94	93
SBS6/NET5/V8	116	149	299
TV2	152	123	121
Broadcast Text	34	91	73
Radio Voice	68	63	75
Radio Sweden	95	83	79
Radio Finland	144	137	110
Lampsi	21	17	23
SBS Corporate	35	29	23

Total	1,179	1,120	1,205

        The following table breaks down the number of our full-time employees by function for the past three years excluding our unconsolidated subsidiaries.

		As of December 31,
	Function
		2000	2001 2002
Programming	292	332	273
Local production	105	54	140
News	72	53	115
Technicians	71	88	69
Sales	253	284	284
Marketing	102	91	99
New Media	92	4	—
Administration	192	214	225

Total	1,179	1,120	1,205

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Certain Shareholders

        The following table sets forth information as of April 15, 2003, with respect to the beneficial ownership of our Common Shares by each person who we know beneficially owns more than 5% of our Common Shares, each director and executive officer of the Company and all directors and executive officers as a group. As of that date, there were 28,604,886 Common Shares issued and outstanding. None of the following shareholders have different voting rights with respect to the Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UnitedGlobalCom Europe B.V.(2)	6,000,000	21.0%
Janus Capital Corporation(3)	2,090,810	7.3%
EnTrust Capital Inc(4)	2,075,482	7.2%
CanWest Global Communications Corp(5)	2,032,300	7.1%
Capital Research and Management(6)	1,918,000	6.7%
SMALLCAP World Fund Inc(6)	1,800,000	6.2%
State Farm Insurance Companies(7)	1,593,181	5.5%
Reed Conner & Birdwell Investments LLC(8)	1,901,286	6.6%
Directors and Executive Officers
Harry Evans Sloan(9)	3,325,502	10.7%
Michael Finkelstein(10)	575,636	2.0%
Anthony Ghee	—	—
Herbert G. Kloiber (11)	999,582	3.5%
Benjamin H. Lorenz	—	—
Edward McKinley	—	—
James McNamara(12)	100,000	*
Shane O'Neill	—	—
Mark Schneider(13)	—	—
Markus Tellenbach(14)	300,000	1%
Jan Wejchert(15)	—	—
Juergen von Schwerin(16)	65,000	*
Erik Tanner Moe(17)	85,000	*
Frank Eijken(18)	33,333	*
Eric Hansen(19)	6,323	*
All directors and executive officers as a group (15 person)(20)	5,480,336	17.1%

*
Less than 1.0%
(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options or warrants held by such person that are currently exercisable or that become exercisable within 60 days following April 15, 2003, are deemed outstanding. However, such shares are not deemed outstanding for purpose of computing the percentage of ownership of any other person.
(2)
As part of the recapitalisation process of UPC, the 6,000,000 Common Shares, representing 21% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to a wholly owned Dutch subsidiary of UnitedGlobalCom, Inc. ("UGC") UnitedGlobalCom Europe B.V. ("UGC Europe"), by agreements dated April 8, 2003 respectively April 9, 2003. Our board of directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which limits any person or entity from owning more than 20% of our Common

  Shares without the prior approval of our board of directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGC Holdings, Inc. and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain their percentage ownership in us in the event we determine to sell in a transaction for cash Common Shares or other equity securities or securities convertible into such securities. UPC, UGC Holdings, Inc., UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe.

(3)
According to the Schedule 13G filed with the SEC on February 14, 2003, Janus Capital Management LLC ("Janus Capital") has sole voting and dispositive power with respect to 2,090,810 Common Shares. Janus Capital is a registered investment adviser furnishing investment advice to various investment companies, individual and institutional clients (collectively referred to herein as "Management Portfolios"). As a result of Janus Capital's role as investment adviser or sub-adviser to the Managed Portfolio, Janus Capital may be deemed to be the beneficial owner of the shares. However, Janus Capital does not have the right to receive any dividends from, or proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.
(4)
According to the Schedule 13G/A filed with the SEC on February 14, 2003, EnTrust Capital Inc. has shared voting and dispositive power with respect to 1,536,122 Common Shares; EnTrust Partners LLC has sole voting and dispositive power with respect to 470,310 Common Shares; and EnTrust Partners Offshore LLC has sole voting and dispositive power with respect to 69,050 Common Shares.
(5)
According to the information provided to the Company on March 13, 2003, by CanWest Global Communications Corp. ("CanWest"), Global Television Network Inc. ("Global Television"), Global Communications Limited ("Global Communications") and CanWest International Communications Inc. ("CanWest International"), CanWest, Global Television, Global Communications and CanWest International each have sole voting and dispositive power with respect to 2,032,300 Common Shares.
(6)
According to the Schedule 13G filed with the SEC by Capital Research and Management Company and SMALLCAP World Fund, Inc. on February 10, 2003, Capital Research and Management Company has sole dispositive power with respect to 1,918,000 Common Shares, and SMALLCAP World Fund has sole voting power with respect to 1,800,000 Common Shares. Capital Research and Management Company is a registered investment advisor and SMALLCAP World Fund, Inc. is an investment company to which Capital Research and Management Company provides investment advice. Capital Research and Management Company disclaims beneficial ownership with respect to all 1,918,000 shares and SMALLCAP World Fund Inc claims beneficial ownership with respect to all 1,800,00 shares.
(7)
According to the Schedule 13G/A filed with the SEC on January 24, 2003, State Farm Mutual Automobile Insurance Company has sole voting and dispositive power with respect to 343,500 Common Shares, State Farm Insurance Companies Employee Retirement Trust has sole voting and dispositive power with respect to 450,000 Common Shares, State Farm Investment Management Corp. has sole voting and dispositive power with respect to 360,181 Common Shares and State Farm Insurance Companies Savings and Thrift Plan for US Employees has sole voting and dispositive power with respect to 439,500 Common Shares. Each State Farm entity referenced above disclaims beneficial ownership with respect to such shares as to which such holder has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".
(8)
According to the Schedule 13G filed with the SEC by Reed Conner & Birdwell LLC on February 14, 2003, Reed Conner & Birdwell LLC has sole voting and dispositive power with respect to 1,901,286 Common Shares. Reed Conner & Birdwell LLC provide investment services to individuals, trusts and corporations and claim ownership of the 1,901,286 Common Shares on behalf of other persons.
(9)
Includes: (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 146,743 Common Shares owned by Mr. Sloan; and (3) the option to acquire 2,506,136 Common Shares that are currently exercisable. Excludes options to acquire 500,005 Common Shares that are not exercisable within 60 days of April 15, 2003.
(10)
Includes: (1) 132,300 Common Shares owned by Mr. Finkelstein; and (2) the option to purchase 443,336 Common Shares that are currently exercisable. Mr. Finkelstein retired, as Chief Executive Officer of SBS in August 2002, but remains Vice Chairman of the Board of Directors.
(11)
Includes 999,582 Common Shares owned by Tele-München of which Dr. Kloiber is a majority shareholder and serves as Chairman.
(12)
These Common Shares are beneficially owned by Mr. McNamara.
(13)
Does not include 6,000,000 Common Shares owned by UGC Europe. Mr. Schneider is UPC's designee to the Board of Directors of SBS. Mr. Schneider disclaims beneficial ownership of these shares.
(14)
Includes the option to purchase 300,000 Common Shares that is currently exercisable. Excludes the option to acquire 300,000 Common Shares that are not exercisable within 60 days of April 15, 2003.
(15)
Includes 22,222 five-year warrants to purchase Common Shares that are currently exercisable. Does not included 11,111 five-year warrants to purchase Common Shares that become exercisable on July 26, 2003. Also excludes 666,666 Common Shares owned by International Trading and Investment Holdings SA ("ITI"). Mr. Wejchert is currently a director and is ITI's designee to the Board of Directors of SBS. Mr. Wejchert serves as President & Chief Executive Officer of the ITI Group, and disclaims beneficial ownership of these 666,666 Common Shares.
(16)
Includes the option to purchase 65,000 Common Shares that are currently exercisable. Excludes the option to acquire 95,000 Common Shares that are not exercisable within 60 days of April 15, 2003.

(17)
Includes the option to purchase 85,000 Common Shares that are currently exercisable. Excludes the option to acquire 75,000 Common Shares that are not exercisable within 60 days of April 15, 2003.
(18)
Includes the option to purchase 33,333 Common Shares that are currently exercisable. Excludes the option to acquire 104,167 Common Shares that are not exercisable within 60 days of April 15, 2003.
(19)
Includes: (1) 489 Common Shares beneficially owned by Mr. Hansen and (2) the option to purchase 5,834 Common Shares that are currently exercisable. Excludes the option to acquire 2,916 Common Shares that are not exercisable within 60 days of April 15, 2003.
(20)
Includes: (1) 3,464,403 Common Shares purchasable upon exercise of options and warrants that are currently exercisable or will become exercisable within 60 days of the date of this table; and (2) 2,051,737 Common Shares owned by directors and executive officers. See notes (9), (10), (11), (12), (14), (16), (17,) (18) and (19) above. Excludes 1,073,546 options and 11,111 warrants that are not exercisable within 60 April 15, 2003. See notes (9), (10), (14), (15), (16), (17), (18) and (19) above.

        As of April 15, 2003, there were 66 accounts on the register of SBS Common Shares, of which 28 were registered with United States addresses. The Company does not believe that the number of United States record holders is indicative of the portion of outstanding Common Shares held in the United States.

Significant Changes in Major Shareholders

        The following table sets forth significant changes in the ownership percentage of our major shareholders since 2000.

	2000 Based on 27,092,716 shares outstanding		2001 Based on 28,239,881 shares outstanding		2002 Based on 28,333,297 shares outstanding		2003 Based on 28,604,886 shares outstanding
	Number of Shares(1)	Percentage(1)	Number of Shares(2)	Percentage(3)	Number of Shares(3)	Percentage(3)	Number of Shares(4)	Percentage(4)
Greater than 5% Shareholders
CanWest Global Communications Corp.	2,032,300	7.5%	2,032,300	7.2%	2,032,300	7.2%	2,032,300	7.1%
Capital Research and Management/SMALL CAP World Fund, Inc.	1,793,000	6.6%	1,793,800	6.4%	1,793,800	6.3%	1,918,000	6.7%
EnTrust Capital Inc.	1,902,990	7.0%	1,601,436	5.7%	2,119,057	7.5%	2,075,482	7.2%
Harry Evans Sloan	2,860,365	9.8%	3,193,698	10.4%	3,360,365	10.9%	3,325,502	10.7%
Janus Capital Corp.	2,908,925	10.7%	2,589,880	9.2%	2,492,310	8.8%	2,090,810	7.3%
Reed Conner & Birdwell Investments LLC	*	*	*	*	*	*	1,901,286	6.6%
State Farm Mutual Automobile Insurance.	1,593,181	5.9%	1,593,181	5.6%	1,593,181	5.6%	1,593,181	5.5%
UGC Europe (5)	6,000,000	22.1%	6,000,000	21.3%	6,000,000	21.2%	6,000,000	21.0%

* Less than five percent

(1)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2000 Proxy Statement filed with the SEC on Form 6-K on October 20, 2000. See "—Security Ownership of Principle Shareholders and Management" table and related footnotes therein.
(2)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2001 Proxy Statement filed with the SEC on Form 6-K on October 29, 2001. See "—Security Ownership of Principle Shareholders and Management of Principle Shareholders and Management" table and related footnotes therein.
(3)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2002 Proxy Statement filed with the SEC on Form 6-K on October 28, 2002. See "—Security Ownership of Principle Shareholders and Management of Principle Shareholders and Management" table and related footnotes therein.
(4)
Number of shares and percentage for each shareholder are as disclosed reported in the table and related footnotes in "—Certain Shareholders" herein.
(5)
These shares were assigned to UGC Europe under agreements dated April 8, 2003, and April 9, 2003. The 6,000,000 shares listed for the years ended December 31, 2000, 2001 and 2002 were held by UPC.

RELATED PARTY TRANSACTIONS

        UPC has acquired a total of 6,000,000 Common Shares, or 21% of our issued and outstanding Common Shares; 3,000,000 of the shares were acquired under the terms of an investment agreement entered into in June 1999, and 3,000,000 of the shares were acquired under the private placement agreement of January 27, 2000. Mark Schneider, one of our Directors, is a member of the board of UGC Holdings, Inc. ("UGCH"), the largest shareholder of UPC. Our Board of Directors has authorized UPC and UGCH to exceed the share ownership limit established by our Articles of Incorporation, which limits any person or entity from owning more than 20% of our Common Shares without the prior approval of our Board of Directors.

        As part of the private placement agreement, we have granted UPC certain anti-dilution rights to enable UPC to maintain its percentage ownership of voting rights in us. We have rights of first refusal on all sales or transfers by UPC or UGCH (the "United Parties") of any securities acquired under the investment agreement or private placement agreement. We have granted the United Parties certain registration rights with respect to the Common Shares acquired under these agreements. So long as the UGCH and its affiliates hold at least 3,000,000 Common Shares or eight percent of the outstanding shares in the Company, UPC has the right to nominate a Director to the Board of the Company.

        On March 9, 2000, it was announced that we had entered into an agreement with UPC whereby UPC had agreed to make an exchange offer to acquire all of our outstanding Common Shares in exchange for cash and UPC shares in a transaction that valued us at approximately $2.8 billion. On May 22, 2000, we announced in conjunction with UPC that, as a consequence of the decline in UPC's share price, we had mutually agreed to terminate the exchange offer agreement.

        As part of its recapitalisation process UPC has sold its 6,000,000 Common Shares to a wholly owned Dutch subsidiary of UGC ("UGC Europe") by agreements dated April 8, 2003 and April 9, 2003 respectively. In connection with the share transfer agreements, we, UPC, UGCH and UGC Europe entered into a novation agreement dated April 8, 2003. As part of the novation agreement, UGC Europe will perform all obligations and assume all liabilities of UPC under the private placement agreement and all rights and benefits of UPC arising from or under the private placement agreement, the investment agreement and any related instrument have been assigned to UGC Europe. See "Item 7—Major Shareholders and Related Party Transactions—Certain Shareholders".

        In August and September 2000, in consideration of the issuance of 326,000 Common Shares, we acquired options to purchase, for a nominal amount, a 12.5% interest in TV2 in Hungary from Tele-München. In addition, as part of the transaction we assumed a $1.4 million shareholder loan to TV2 held by Tele-München. Tele-München is controlled by Dr. Herbert G. Kloiber, who is a member of our Board of Directors. In accordance with Luxembourg law, we received a fairness opinion for the transaction from an independent auditor in Luxembourg.

        In connection with SBS's agreement with ITI relating to the Company's acquisition of 33% equity interest in TVN (30.4% as of December 23, 2002), the SBS Board of Directors has nominated Jan Wejchert for election to the SBS Board at the annual general meeting in December 2002. Mr. Wejchert is one of the founders and Chief Executive Officer of ITI, which is a 49% shareholder of ITI TV Holdings Ltd., which owns a 69.6% interest in TVN. See "Item 6—Directors, Senior Management and Employees", "Item 7—Major Shareholders and Related Party Transactions—Certain Shareholders" and "Item 10—Additional information—Material Contracts".

        By an agreement dated October 30, 2000, between ZeniMax Media Inc. and the Company, we and ZeniMax agreed to exchange certain interests in our respective companies and ZeniMax agreed to assume certain management responsibilities relating to our new media interests. On May 15, 2001, and June 14, 2001, the October 2000 agreement was amended by eliminating the management arrangements and reducing our cross-holdings such that for consideration of $10.0 million and 181,818 Common

Shares, we acquired 1,412,788 shares of ZeniMax's common stock and 644,780 shares of ZeniMax's preferred stock, which in the aggregate represent 12.5% of ZeniMax's capital stock. The Company has granted ZeniMax certain registration rights as part of the October 2000 agreement for which the Company has filed a registration statement. By agreement dated April 16, 2002, June 6, 2002, September 27, 2002, December 20, 2002, March 26, 2003, and April 30, 2003, the Company agreed to maintain the effectiveness of the registration statement. Harry Evans Sloan, our Executive Chairman of the Board, is an investor in ZeniMax and is a member of the ZeniMax board of directors.

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. For 101,082 of our Common Shares, along with certain registration rights, we acquired a 7% equity interest in ATV from Allegro Privatstiftung, an affiliate of Tele-München and Dr. Kloiber, who is Chairman of Tele-München and a member of our Board of Directors. We also issued 7,000 of our Common Shares to Allegro Privatstiftung in consideration for Allegro's advance of €213,658 to ATV on our behalf. We acquired a 13% equity interest in ATV from UPC for a €1.0 million contribution to ATV and our agreement to make €2.4 million in subordinated loans to ATV, which we made during the fourth quarter of 2001. On April 18, 2002, we exercised our right to exchange our 20% equity interest in ATV for subordinated loans totalling €6.6 million held by certain other ATV shareholders, including two affiliates of Tele-München and Dr. Kloiber. Prior to the completion of the exchange, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there were no outstanding subordinated loans to ATV subject to our conversion right, and accordingly we have retained our 20% equity interest for the time being. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

        On May 14, 2002, we entered into an agreement with Concorde Media Beteiligungs GmbH ("Concorde Media"), an Austrian company of which Dr. Kloiber, a member of our Board, is the controlling shareholder. Pursuant to this agreement we acquired the quota owned by Concorde Media in MTM Produkcio Kft. ("MTM Productions") for the sum $225,000 (€241,000). This acquisition was part of a wider transaction pursuant to which we acquired all the quotas of MTM Productions. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

ITEM 8—FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See pages F-1 through F-65.

Legal Proceedings

        We currently and from time to time are involved in litigation incidental to the conduct of our business. Except as otherwise indicated below, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a significant adverse effect on our financial position or profitability.

Belgium

VT4

        On February 17, 1999, the Flemish Media Commission ("VCM") decided that VT4 Limited was a broadcasting organization subject to the jurisdiction of the Flemish Community and that it was pursuing its activities without being recognized according to the relevant provisions of the Flemish Media Law. VT4 Limited contested the VCM decision before the Raad van State, the highest administrative court in Belgium, arguing that VT4 Limited was duly established in the United Kingdom and therefore subject to the exclusive jurisdiction of the United Kingdom authorities. In a judgment of November 25, 1999, the Raad van State suspended the VCM decision, pending examination by the Raad of the VT4 Limited appeal on the merits. On March 1, 2002, VT4 Limited, however, discontinued broadcasting the VT4 channel. On the same date, SBS Belgium N.V. a subsidiary of VT4 Limited, commenced broadcasting the VT4 channel using a Flemish broadcasting license issued to it by the VCM. In a judgment rendered on June 26, 2002, the Raad van State accepted VT4's Limited's plea to discontinue the proceedings against the VCM as they have become moot.

        On March 29, 1995, Canal Plus+ S.A. ("Canal+") obtained an injunction from the President of the Court of First Instance of Namur (Belgium) prohibiting, subject to financial penalties, a number of cable companies from broadcasting the soccer match Spain-Belgium taking place on the same day (the "Match"). Canal+ argued that it had obtained the exclusive right to broadcast the Match in the French-speaking part of Belgium from VT4 Limited, which in turn had obtained the exclusive right to broadcast the Match in the whole territory of Belgium from RTVE. On May 2, 1995, the cable companies appealed the decision. Even though the appeal is directed principally against Canal+, the cable companies implicated VT4 Limited and RTVE in the case as well. On November 29, 1996, the President rendered an interim decision dismissing the appeal insofar as it was directed against VT4 Limited. On September 23, 1997, the President granted the appeal of the cable companies and quashed the injunction of March 29, 1995. On November 14, 1997, Canal + appealed this decision before the Court of Appeal of Liège. Even though the appeal is directed principally against the cable companies, Canal+ has implicated VT4 Limited in the appeal. VT4 Limited argues that the appeal must be dismissed insofar as it is directed at it. The case is still pending but, to our knowledge, no new developments as regards VT4 Limited occurred through March 1, 2003.

        On April 21, 1998, VT4 Limited brought proceedings against Vlaamse Media Maatschappij ("VMM"), before the Commercial Court of Brussels alleging that VMM had abused its dominant position on the Flemish television market and claiming damages on behalf of the Company in the amount of approximately €29.2 million. VMM made a counterclaim in an amount of approximately €1.5 million for reckless court action. The case was heard on June 29, 2001, and November 23, 2001. Following these hearings, the proceedings were suspended as the court expressed the wish to await the judgment of the Court of Appeals in the matter described in the next paragraph below. The case is currently pending and the parties are in the process of exchanging briefs.

        On April 23, 2001, the Belgian Competition Council rejected VT4 Limited's request for access to the file prepared by the Belgian Competition Service pursuant to VT4 Limited's 1994 complaint against VMM on account of abuse of a dominant position. VT4 Limited appealed the decision of the Competition Council to the Court of Appeal. The Court of Appeal rejected VT4's appeal on June 25, 2002.

        The Belgian social security authorities are investigating a number of service agreements entered into by VT4 Limited and certain individuals as to their status under Belgian social security law. The Company has not received an indication yet from the authorities as to the conclusion and the possible implications of this investigation. The case is still pending but to our knowledge, no new developments occurred.

        VT4 is defending a claim filed on December 26, 2001, for approximately €714,000 in damages brought by a former managing director for alleged unlawful dismissal, moral damage, possible bonuses and outstanding holiday entitlement. On November 5, 2002, SBS Broadcasting S.A. was called by the former managing director to intervene in these proceedings.

        On March 7, 2002, a television presenter filed a claim against VT4 for alleged breach of a contract for television presenter services in the amount €180,466. The case is due to be heard by the Brussels court in June 2003.

Hungary

TV2

        The National Radio and Television Committee (the "ORTT"), an independent authority whose members are elected and supervised by the Parliament, has imposed fines or other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act or the Broadcasting Agreement. For a description of the relevant laws and licenses, see "Item 4—Information on the Company—Competition, Property and Regulation—Regulation—National Regulation—Hungary". The ORTT has also imposed fines or other sanctions on other Hungarian television broadcasters, including RTL, MTV1 and MTV2. TV2 has appealed substantially all of these fines to the Hungarian courts, and the courts have rejected or reduced most of the fines against TV2. As of the date of this report fifty cases are currently pending or on appeal, and final judgments have been rendered in five cases. We believe that the fines sought to be imposed on TV2 by the ORTT are not material in the aggregate, but see "Item 3—Key Information—Risk Factors—Risks Relating to Our Industry".

Greece

Lampsi

        Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the current licensing process, initiated by the Greek Ministry of Press and Mass Media (the "Greek Ministry"), was finalized. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport (the "Order"). We believe that Lampsi was in compliance in all material respects with relevant Greek radio laws and regulations; an injunction against the Order was sought in the Greek courts but was denied. We also filed a complaint with the European Commission. In the meantime, we submitted an application for a new license as part of a tender process organised by the relevant broadcasting authority, the National Radio and Television

Council (the "NRTC"). On March 14, 2002, a broadcasting license was granted to Lampsi under the terms of the license tender process. Lampsi resumed on-air operations on March 19, 2002.

        On March 14, 2002, seven radio stations have submitted applications before the Greek Council of State for the annulment of the licenses that were granted to Lampsi and fourteen other radio stations by the Greek Ministry. The applications were filed by license applicants that participated in the 2001/2002 tender without success. On February 25, 2003, two applications for annulment were heard by the Council of State. The applications were based on a number of grounds. The main grounds invoked by the applicants were the following: (i) inappropriate constitution of the NRTC; (ii) failure of the NRTC to apply the seniority criteria; (iii) misapplication of the programming criteria; and (iv) in relation to Lampsi and two other stations, on the additional ground of allegedly inappropriate shareholding structures. Lampsi and other license holders filed interventions in defence together with the Greek Ministry and the NRTC, who were the main defendants.    The Council is the supreme administrative court in Greece and its decisions are not subject to appeal. The Council's decision is expected to be issued during 2003.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

Dividend Distribution Policy

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in operations and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 9—THE OFFER AND LISTING

        Our Common Shares have been listed on the Official Market of Euronext Amsterdam since August 4, 1999, and quoted on the Nasdaq National Market since March 10, 1993.

        The following table sets forth the range of high and low closing prices for the Common Shares in The Netherlands for the periods indicated.

	Common Shares
	High	Low
1999 (August 4 1999 to December 31, 1999)	€50.00	€31.20
2000	76.50	22.50
2001	33.00	15.80
2002	26.00	11.11
2001
First Quarter	31.50	23.50
Second Quarter	33.00	20.00
Third Quarter	31.00	17.50
Fourth Quarter	18.50	15.80
2002
First Quarter	20.10	17.00
Second Quarter	26.00	16.96
Third Quarter	18.25	12.48
Fourth Quarter	16.41	11.11
2003
First Quarter	15.86	10.66
2002
October	13.65	11.11
November	16.10	14.01
December	16.41	14.00
2003
January	15.86	13.55
February	13.32	11.00
March	13.45	10.66
April	—	—
May 1st through May 12	13.50	13.01

        Trading of Common Shares will be carried out in The Netherlands on the Official Market of Euronext Amsterdam through ASAS. Shares in ASAS are traded through an electronic book-entry trading system. In connection with trading in ASAS, no share certificates will be issued. The code numbers for trading in ASAS are: Security code Amsterdam 46666; ISIN code: LU009539344.2; Common Code: 9539344.

        The following table sets forth the range of high and low closing prices for the Common Shares on the Nasdaq National Market for the periods indicated.

	Common Shares
	High	Low
1998	$34.13	$18.56
1999	48.69	25.00
2000	72.50	17.75
2001	29.69	12.61
2002	24.83	9.70
2001
First Quarter	29.69	19.00
Second Quarter	29.10	17.50
Third Quarter	26.95	12.61
Fourth Quarter	18.18	13.91
2002
First Quarter	18.95	14.75
Second Quarter	24.83	17.45
Third Quarter	18.20	11.73
Fourth Quarter	17.22	9.70
2003
First Quarter	17.29	12.23
2002
October	15.00	9.70
November	17.22	15.55
December	15.81	13.71
2003
January	17.29	14.25
February	14.66	12.23
March	15.09	12.69
April	15.09	13.80
May 1st through May 12	$16.86	$14.96

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

        The Company is a Luxembourg société anonyme, register number B31 996, founded on October 24, 1989, and its affairs are governed by its Articles of Incorporation, as amended from time to time, most recently on December 17, 2002, (the "Articles"), and the Luxembourg Company Law of August 10, 1915, as amended (the "Companies Act").

        Article 3 of the Articles states that the Company's purpose is to advise on, operate and develop all activities in connection with the realization of media projects in the fields of printed and audio-visual media, in particular television broadcasting. The Company may produce radio and television programs and carry out all ancillary services directly or indirectly related to this purpose or which it believes useful for the development of its business. In addition, Article 3 provides that the Company has the purpose of holding participations, in any form whatsoever, in companies and any other form of investment; making acquisitions by purchase, subscription or in any other manner; making transfers by sale, exchange or otherwise of securities of any kind; and engaging in the administration, control and development of its portfolio. Furthermore, the Company may guarantee, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or which form part of the same group of companies as the Company. The Company may carry out any commercial, industrial or financial activities, which it may deem useful in accomplishment of its purpose.

        Below is a summary of certain information concerning the Company's capital stock and a brief description of certain provisions contained in the Articles and the Companies Act. The following summary and description do not purport to be complete statements of these provisions and are qualified in their entirety by reference to the Articles and applicable Luxembourg law. The full text of the Articles is available at the office of the Company.

Directors

        The Board of Directors may deliberate or act validly only if at least a majority of the directors is present or represented at a meeting of the Board of Directors. Decisions must be taken by a majority of votes of the directors present or represented at such a meeting. The Articles provide that no transaction between the Company and another party in which a director or officer is an employee, officer or director will be invalidated solely for that reason. However, the Articles provide further that any director or officer who has a personal interest in a transaction must disclose such interest and abstain from voting on the transaction. Such directors that must abstain from voting on a transaction are not counted in the quorum requirement for purposes of the meeting. Directors are appointed for a period of one year up to the next annual general meeting at which they may be reelected.

Authorized Capital

        The authorized capital of the Company at April 15, 2003, consisted of 75,000,000 Common Shares, nominal value €2.00 per share, of which 28,623,120 Common Shares, including 18,234 Common Shares held by the Company, were issued and outstanding. All Common Shares are fully paid and non-assessable, and there is no liability to further capital calls by the Company under the Articles or the Companies Act. Under Luxembourg law, authorized capital will be automatically reduced to the number of Common Shares outstanding at the time on the fifth anniversary of the later of: (1) the publication of the most recent amendment to the Articles revising the Company's authorized capital; or (2) an approval by the shareholders of the extension of the five-year term. At a meeting of the shareholders on December 6, 2002, effective as of that date, the shareholders approved an extension of the five-year term. The term commenced on the date of the minutes of the meeting. During the five-year period from the date of such minutes, the Board of Directors is authorized, without further shareholder action, to issue additional Common Shares from time to time up to the number of authorized Common Shares. All Common Shares are issued in registered form.

Pre-emptive Rights

        The shareholders have waived their pre-emptive rights as to the Common Shares, which may be issued by the Board of Directors. This waiver is binding upon all current and future shareholders. Upon the expiration of the five-year term for authorized but un-issued capital discussed above, all shareholders will be entitled to pre-emptive rights unless the Board of Directors recommends, and the shareholders approve, the suppression of such rights.

Voting Rights

        Holders of Common Shares vote on all matters submitted to a vote of the shareholders, with each Common Share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares present or represented at a duly convened meeting. An amendment to the Articles requires a quorum, by presence or proxy, of 50% of the issued Common Shares and a two-thirds vote of those Common Shares present or represented at a duly convened meeting.

Shareholder Meetings

        The Company is required to hold a general meeting of shareholders each year in Luxembourg. In addition, the Board of Directors may call any number of extraordinary general meetings. Also the Board of Directors is obliged to call a general meeting of shareholders within one month after receipt of a written demand therefore by shareholders representing one-fifth of the outstanding Common Shares entitled to vote at such a meeting.

        Shareholders registered as of the record date declared for any given general meeting of shareholders may be represented by written proxy, provided the written proxy is deposited with the Company at its registered office in Luxembourg, or with any member of the Board of Directors of the Company, at least five days before the meeting. The Board of Directors may determine any other conditions that must be fulfilled by shareholders for them to take part in any meeting of shareholders.

Dividends

        Holders of Common Shares participate pro rata in dividends, if any are declared. Under applicable law, if the Company pays dividends on the Common Shares, dividends on the Common Shares that are not claimed or presented for payment for a period of five years or more would generally be turned over to the state in which the record holder of such Common Shares resides, in accordance with the prescription laws of that state. If the Company does not have an address for the holder of record of such Common Shares, then unclaimed dividends would remain with the Company in accordance with Luxembourg laws.

        Interim dividends can be declared up to two times in any fiscal year (in the third and fourth quarter) by the Board of Directors. Interim dividends can be paid only after the prior year's financial statements have been approved by the general meeting of shareholders, and the Company's independent statutory auditor must report that the Company had adequate funds to pay the dividends at the time of the declaration. Final dividends may be declared by the Board of Directors once a year, and must be approved at the annual general meeting of shareholders. Both interim and final dividends can be paid out of any earnings, retained and current, as well as paid-in surplus. Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in capital.

        Luxembourg law requires that each year 5% of the Company's net profits be allocated to a legal reserve until such reserve equals 10% of the nominal value of the issued and outstanding capital of the Company. Dividends cannot be declared until such reserve is satisfied. This legal reserve is not available for dividends. The appropriation to the legal reserve is effected after approval at the general meeting of shareholders.

Liquidation

        In the event of a dissolution of the Company for any reason, once all debts, charges and liquidation expenses have been met, any balance will be distributed to shareholders pro rata according to the percentage of shares held.

Limitations on Share Ownership

        A person who owns more than 20% of the Common Shares or voting power at any time, who has not obtained approval from the Board of Directors, cannot be registered, or otherwise accepted, as a shareholder. An unauthorized holder of more than 20% of the Common Shares will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder, for the portion of such person's shareholding that exceeds 20% (the "Share Ownership Limit"). The Board of Directors may approve the ownership by a person of more than 20% of the Common Shares or votes:

  •
  if the person has, prior to purchasing more than 20% of the Common Shares or votes, requested and obtained the approval of the Board of Directors to own more than the Share Ownership Limit;

  •
  if the person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company to purchase all Common Shares and votes in the Company at a price considered favorable by the Board of Directors, at its discretion; or

  •
  in other circumstances as may be determined by the Board of Directors.

        The Company's Board of Directors authorized UGC Europe to exceed the Share Ownership Limit to hold up to approximately 21% of the Company's Common Shares at a meeting on March 13, 2003.

Provisions Related to Non-Luxembourg Shareholders

        There are no limitations imposed by Luxembourg law on the rights of non-resident shareholders of the Company to hold or vote their Common Shares.

Transfer Agents, Registrars and Paying Agents

        The Company maintains its Register of Registered Shareholders at its registered office in Luxembourg and a branch register in the United States. Equiserve is the Company's U.S. branch register. ING Bank N.V., located at Bijlmerplein 888, Amsterdam, is our Dutch paying agent for the Common Shares. Banque Generale du Luxembourg is our transfer agent and paying agent in Luxembourg and the Bank of New York is our registrar and principal paying agent for our €135 million 12% Senior Notes due 2008.

MATERIAL CONTRACTS

        By agreements dated December 12, 1997, among the Company, MTM-SBS, Tele-München, MTM, the EBRD and certain other lenders, we entered into a $27.5 million secured loan facility. The secured loan facility agreements were amended on September 25, 2001, in order to comply with the Company's obligations under our Senior Notes Indenture (described below), and we repaid $13.6 million (€14.8 million) principal amount of the secured loan facility. In connection with the amendments to the secured loan facility agreements, the Company agreed to guarantee the obligations of MTM-SBS under the secured loan facility. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        By a share purchase agreement dated July 21, 2000, among ITI, ITI Media N.V. and the Company, we acquired from ITI Media N.V. all the issued and outstanding share capital of Strateurop International B.V., which owns 33% of issued and outstanding share capital of TVN Sp. z o.o., Poland's second largest private television station. The consideration for the acquisition consisted of 666,666 Common Shares, the surrender to ITI of ITI senior convertible notes with a face amount of $40.0 million (the "ITI Notes") and $91.6 million (€97.6 million) in cash. We have granted ITI certain registration rights in relation to the 666,666 Common Shares issued to it in the transaction. See also "Item 6—Directors, Senior Management and Employees—Arrangements for Election of Directors". Pursuant to this agreement we also entered into the following agreements:

  •
  an investment agreement dated July 26, 2000, with TVN, ITI and other shareholders named therein, determining, among other things, the composition of the supervisory and management boards of TVN, the corporate governance of TVN and certain restrictions and pre-emptive rights in relation to transfers of shares in TVN;

  •
  a relationship agreement dated July 26, 2000, with ITI and other parties named therein. In the event that we become subject to certain changes of control, ITI would have the right to require us to purchase ITI's remaining interest in TVN under certain conditions, failing which ITI may have the right to purchase our interest in TVN.

        In connection with the transaction, we have agreed to indemnify ITI for our pro rata share of any payments made under their guarantees of certain debt obligations of TVN and certain obligations under TVN's programming agreements. We have also granted to three individuals affiliated with ITI an aggregate total of 100,000 $60.00 five-year warrants to acquire Common Shares.

        Pursuant to a share purchase agreement dated December 23, 2002, between the Company and ITI, we sold 16,940 shares in TVN, representing a 2.6% equity interest, to a wholly owned subsidiary of ITI for $11 million (€10.5 million) in cash. In connection with the sale, by agreement dated December 23, 2002, the Company has granted ITI an option to acquire all of our remaining 30.4% equity interest in TVN, for the greater of our pro rata share of (i) 12 times TVN's EBITDA for 2003 less TVN's net debt, or (ii) 12 times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, with a minimum cash consideration of $130 million. ITI's call option is exercisable until December 31, 2003. In connection with the transactions, the existing share purchase agreement with ITI dated July 21, 2000, was terminated.

        By an agreement dated October 31, 2000, between ZeniMax Media Inc. and the Company, we and ZeniMax agreed to exchange certain interests in our respective companies and ZeniMax agreed to assume certain management responsibilities relating to our new media interests. On May 15, 2001, and June 14, 2001, the October 2000 agreement was amended by eliminating the management arrangements and reducing our cross-holdings such that for consideration of $10.0 million and 181,818 Common Shares we acquired 1,412,788 shares of ZeniMax's common stock and 644,780 shares of ZeniMax's preferred stock, which in the aggregate represent 12.5% of ZeniMax's capital stock. The Company has granted ZeniMax certain registration rights as part of the October 2000 agreement for which the

Company has filed a registration statement. By agreement dated April 16, 2002, June 6, 2002, September 27, 2002, December 20, 2002, March 26, 2003, and April 30, 2003, the Company agreed to maintain the effectiveness of the registration statement. Harry Evans Sloan, our Executive Chairman of the Board, is an investor in ZeniMax and is a member of ZeniMax's board of directors. See "Item 7—Related Party Transactions".

        On March 2, 2001, the Company entered into an amended and restated agreement with DLJ Capital Funding, Inc. in connection with our €134 million credit facility. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources". On June 14, 2001, the Company repaid in full the DLJ facility with the proceeds of our issuance of Senior Notes (as defined below), and the credit facility was cancelled.

        By an agreement dated April 12, 2001, between SBS Broadcasting B.V., one of our wholly owned subsidiaries, and Fox TV10 Holdings, Inc. ("Fox TV10"), we acquired a 50% interest in TV10 Holdings LLC ("TV10 Holdings"), which owns 100% of TV10 B.V. ("TV10"), a cable and satellite broadcaster in The Netherlands. In addition, we acquired all of the issued and outstanding share capital of V8 Broadcasting B.V. (formerly Lamalea Investments B.V.), which owns and operates the programming services provided by Fox TV10 to TV10 between the hours of 6:00pm and 1:00am. As consideration for the transaction, we issued 866,013 Common Shares to Fox TV10. Fox TV10 has been granted certain registration rights in relation to the 866,013 Common Shares. See "Item 4—Information on the Company—Business Overview—Television" and "Item 5—Operating and Financial Review and Prospects—Recent Developments". In connection with this transaction, SBS Broadcasting B.V. also entered into the following agreements:

  •
  an amended and restated limited liability company operating agreement with Fox Kids dated April 12, 2001, addressing, among other things, management of, shareholder contributions to and distributions from TV10 Holdings;

  •
  an agreement relating to the operation of TV10 with Fox Kids dated April 12, 2001, establishing among other things, the hours each party is required to provide programming to the channel, the composition of the channel's board and the division of cost to be borne individually or shared by the parties;

  •
  a side letter relating to the operation of TV10 and TV10 Holdings and to the amended and restated limited liability company operating agreement of TV10 Holdings with Fox Kids, dated April 12, 2001, addressing, among other things, branding of the SBS programming hours and management of TV10 Holdings; and

  •
  a letter agreement among Fox TV10, Fox Kids Europe Holdings, Inc. ("Fox Kids Holdings"), Fox Kids, TV10 Holdings and SBS Broadcasting B.V. dated April 12, 2001, by which Fox TV10 undertook to indemnify TV10 Holdings against any losses or liabilities incurred in relation to an obligation of TV10 Holdings to make payments on the principal and accrued interest pursuant to a promissory note by Fox Family Worldwide, Inc. in favor of International Family Entertainment Inc.

        By an indenture (the "Senior Notes Indenture") dated as of June 14, 2001, between SBS and The Bank of New York, as trustee, we issued €135 million aggregate principal amount of 12% Senior Notes due 2008 (the "Senior Notes"). Interest is payable on the Senior Notes in arrears on each June 15, and December 15, with the entire principal amount due on June 15, 2008. The Senior Notes are senior debt of SBS and rank (i) pari passu in right of payment with all existing and future unsecured debt of SBS and (ii) senior to any debt of SBS that is expressly subordinated to the Senior Notes. The Senior Notes are effectively subordinated to all liabilities of our subsidiaries and to our secured obligations to the extent of the collateral securing such obligations. We are restricted from incurring indebtedness outside certain ordinary course amounts, unless we satisfy a leverage ratio test and a senior leverage ratio test.

In addition, we are limited from incurring indebtedness at our subsidiaries and secured indebtedness at the Company with certain exceptions. The Senior Notes Indenture contains covenants applicable to the Company and its restricted subsidiaries with respect to, among other things, the following matters: (i) limitations on debt and preferred stock; (ii) limitations on dividends, redemptions and payments on subordinated debt; (iii) limitations on restrictions concerning dividends and other payments; (iv) limitations on liens; (v) limitations on debt and equity investments; (vi) limitations on certain asset sales; (vii) designation of restricted and unrestricted subsidiaries, and included and excluded joint venture entities; (ix) conditions to the completion of the put rights in relation to TVN and (x) limitations on transactions with affiliates. At any time prior to June 15, 2004, up to 35% of the Senior Notes are redeemable at our option out of the net equity proceeds of equity issuances at a redemption price, together with accrued and unpaid interest and any additional interest. At any time prior to June 15, 2005, we may also redeem all or part of the Senior Notes upon not more than 30 nor more than 60 days' notice at the Make-Whole Price (as defined in the Senior Notes Indenture), plus accrued and unpaid interest and any additional interest to the redemption date. On or after June 15, 2005, we are entitled to redeem some or all of the Senior Notes at any time at the redemption prices set forth in the indenture plus accrued and unpaid interest and additional interest thereon, if any. We are also entitled to redeem all, but not some, of the Senior Notes if we determine that we will have to pay additional amounts due to certain developments affecting taxation. Upon a change of control of the Company, each holder of the Senior Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and any additional interest.

        By a subscription and shareholders' agreement entered dated July 18, 2001, between the Company, Romanian Investment and Development SRL ("RID") and Romanian Broadcasting Corporation Limited ("RBC"), RID agreed to subscribe to 53.5% of the issued share capital of RBC for $6.0 million, and the Company agreed to subscribe to 46.5% of the issued share capital of RBC in exchange for capitalization of $14.95 million owed by RBC to the Company. RBC currently owns an 82% equity interest in Amerom Television Limited ("Amerom"), which owns 100% of Amerom Television SRL, which operates prima TV in Romania. For a three-year period commencing July 31, 2004, SBS will have a call option to acquire from RID up to 28.5% (but not less than 10%) of RBC's total shares and RID will have a put option to sell to SBS up to 28.5% (but no less than 10%) of RBC's total shares, in each case for an amount which is eight times the average EBITDA for RBC on a consolidated basis for both the year immediately preceding the year in which the call or put option is exercised and the year in which the call or put option is exercised multiplied by the total shares held by RBC in Amerom, multiplied by the percentage of shares in RBC being sold pursuant to the call or put option. The agreement provides that fundamental corporate actions by RBC will require the approval of shareholders holding not less than 75% of RBC's ordinary shares.

        In March 2003, certain minority shareholders in Amerom have notified the Company and RBC of their intent to exercise their put options granted under the Loan Agreement and Call and Put Option dated October 14, 1998, as amended. The notices relate to a total of 18% of the equity in Amerom. RBC is obliged to purchase such equity for fair market value as determined by an independent expert. The Company has guaranteed RBC's obligations under the Loan Agreement and Call and Put Option. See also "Item 4—Information on the Company—Business Overview—Television—Romania".

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions". We paid approximately €3.4 million of cash and issued 101,082 of our Common Shares valued at €1.9 million in consideration for the 20% interest in ATV. We also issued 7,000 of our Common Shares to Allegro Privatstiftung in consideration for Allegro's advance of €213,658 to ATV on our behalf. This consideration included the Company's share of ATV's funding requirements for 2001. On April 18, 2002, we exercised our right under the ATV shareholders' agreement to exchange our 20% equity interest in ATV for subordinated loans totalling €6.6 million held by certain other ATV shareholders. Prior to the completion of the exchange, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there were no outstanding subordinated loans to ATV subject to our conversion right, and accordingly we have retained our 20% equity interest for the time being. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

        By an agreement dated November 26, 2001, between the Company and Tamedia AG, all of the Company's 50% equity interest in TV3, and all of the Company's subordinated loans to TV3 amounting to CHF 54.2 million, were sold to Tamedia for nominal consideration.

        By a quota purchase agreement (the "Quota Purchase Agreement") dated May 14, 2002, the Company acquired the ownership interests held by Ferenc Tolvaly and Robert Prokopp (the "Sellers") in MTM Produkcio Kft. ("MTM Productions") for an aggregate purchase price of $2.8 million (€2.9 million).

        By a share purchase agreement dated May 14, 2002, made between the Company, MTM-TV2 Kft. (formerly Albene Befektetesi Kft.) ("MTM-TV2"), MTM Kommunikacios Rt. ("MTM"), Robert Prokopp and Ferenc Tolvaly (the "Controlling Shareholders"), as the Company or any person to whom it has assigned this agreement (the "Purchaser") agreed to purchase the shares held by MTM-TV2 in MTM-SBS Televizio Rt. ("TV2") (the "TV2 Shares"). As an initial payment for this acquisition, the Company paid MTM-TV2 $3.3 million (€3.5 million). Completion of the purchase of the TV2 Shares will occur only upon the first to occur of the following events: the fifth anniversary of the date of the agreement; receipt of a notice from the Purchaser indicating that it wishes to complete the purchase of the TV2 Shares; TV2's receipt of the official notice of renewal of the terrestrial broadcast license on frequencies currently utilized by TV2 (the "Broadcast License") for a term of not less than five years (the "Licence Renewal") and thirty days following the receipt by the Purchaser of a written notice from MTM-TV2 demanding payment of $5.0 million (€5.5 million) (the "Deferred Consideration") provided that such notice is received within sixty days of the date of the License Renewal. If the Purchaser fails to pay the Deferred Consideration on the due date, MTM-TV2's sole remedy is to retain the payment of $3.3 million initially paid by the Company.

        By loan agreement dated October 16, 2002, between SBS Broadcasting B.V. ("Borrower") and ING Bank N.V. ("ING"), ING agreed to make a Euroflex loan facility available to the Borrower in the amount of €11.8 million. In connection with the facility, the Company guaranteed the amount of the Euroflex loan facility and we have agreed not to transfer our shares in the Borrower for the term of the facility. The loan is repayable in quarterly installments of €737,500, commencing January 2, 2003. Interest is payable quarterly at a floating rate of EURIBOR plus 1.75%.

        By a share purchase agreement dated October 22, 2002, among Talpa Management B.V., Strengholt B.V., SBS Radio B.V. and the Company as Guarantor, all of the Company's 35% indirect interest in Publimusic B.V. were sold to Talpa for €7.1 million. Publimusic operates the Dutch radio station Noordzee FM. As part of the transaction, Publimusic will be entitled to receive €1,815,000 in advertising time on our Dutch television stations at rate card prices and subject to availability, to be used before December 31, 2004. In addition, Talpa may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers, at any time on or before September 1, 2010, under certain circumstances related to the granting of radio broadcasting licenses to Talpa in The Netherlands.

        On March 24, 2003, the Company, TV2 and Postabank és Takarékpénztár Rt. ("Postabank") entered into various agreements whereby Postabank extended a loan of HUF1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

Exchange Controls

        The Company has been advised by Arendt & Medernach, Luxembourg counsel to the Company, that there are no exchange controls in existence in Luxembourg which would affect the Company's operations, the import and export of capital or affect the Company's ability to pay dividends to non-resident shareholders.

Taxation

        The following is a summary of certain Luxembourg and U.S. federal income tax considerations that are likely to be material to the acquisition, ownership and disposition of Common Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares. In particular, the summary does not address considerations that may be applicable if the shareholder will not hold Common Shares as capital assets, is a taxpayer subject to special tax rules, such as a bank, a tax-exempt entity, an insurance company, a dealer in securities or currencies, a person that holds Common Shares as part of an integrated investment (including a "straddle") comprised of Common Shares and one or more other positions or a person that owns or is deemed to own 10% or more of the Company's stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in the Common Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

Luxembourg Tax Considerations

        The following is a summary of certain Luxembourg tax considerations relevant to an investment in Common Shares by investors not domiciled, resident or formerly resident in Luxembourg and who do not hold Common Shares in connection with a permanent establishment or fixed base in Luxembourg.

Dividends on Common Shares

        Dividends paid by the Company are generally subject to Luxembourg withholding tax at a 20% rate. Investors may, however, qualify for a reduced rate under an applicable income tax treaty and, if so, may claim a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. Refund claims must be made on an appropriate claim form that has been certified by the tax authorities of the country of residence. Investors should consult their own tax advisers regarding the specific procedures for claiming a refund of Luxembourg withholding tax.

        The United States and Luxembourg signed a new comprehensive income tax treaty on April 3, 1996 (the "Treaty"), that entered into force on December 20, 2000. The Treaty replaces the former treaty concluded between the United States and Luxembourg on December 18, 1962, and applies for dividends paid on or after January 1, 2001. For shareholders who are eligible for benefits under the Treaty (as described below), the rate of Luxembourg withholding tax is reduced to 15%.

        Under the Treaty, no specific deadline for submitting refund claims has been introduced yet. As a consequence and until further notice, the deadline provided by Luxembourg internal law is applicable; therefore, submission of the refund claim must occur before the end of the year following the year of the dividend payment.

Sale or Other Disposition of Common Shares

        Shareholders will not be subject to Luxembourg wealth tax, capital gains tax, stamp duty or other transfer tax on a sale or other disposition of Common Shares.

United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax consequences of the ownership and disposition of Common Shares by investors resident of the United States for purposes of the Treaty and fully eligible for benefits under the Treaty. An investor generally will be entitled to Treaty benefits if the investor is:

  •
  the beneficial owner of Common Shares (and of the dividends paid with respect to Common Shares);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent the investors income is subject to taxation in the United States in the investors and or in the hands of the investors partners or beneficiaries;

  •
  not also a resident of Luxembourg for Luxembourg tax purposes; and

  •
  not subject to a "limitation on benefits" provision that applies in limited circumstances.

        The Treaty benefits discussed below generally are not available to shareholders who hold Common Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. The summary does not discuss the treatment of those shareholders.

Dividends on Common Shares

        The gross amount of any dividends distributed by the Company with respect to Common Shares (including amounts withheld in respect of Luxembourg tax) generally will be subject to taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in a currency other than the U.S. dollar will be includible in income in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are includible in income. If dividends paid in a foreign currency are converted into dollars on the day they are includible in income, shareholders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Subject to generally applicable limitations and to the special considerations discussed below, Luxembourg withholding tax at the lowest rate available under the Treaty will constitute a foreign income tax that is eligible for credit against US federal income tax liability or may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and/or arrangements in which expected economic profit, after non-US taxes, is insubstantial. Shareholders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

Sale or Other Disposition of Common Shares

        Gain or loss realized on the sale or other disposition of Common Shares will be capital gain or loss in an amount equal to the difference between the basis in the Common Shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the Common Shares were held for more than one year. For an individual shareholder, the net amount of long-term capital gain realized generally is subject to taxation at a maximum rate of 20%.

Information Reporting and Backup Withholding Tax

        Dividends and payments of the proceeds on a sale of Common Shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred. Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.

Documents on Display

        We are subject to certain informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC filings are also available to the public from commercial document retrieval services and, for most recent SBS periodic filings only, at the Internet world wide web site maintained by the SEC at www.sec.gov. The Common Shares are quoted on the Nasdaq National Market. The Common Shares are also listed on the Euronext Amsterdam N.V. Reports and other information concerning us also may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. Through December 31, 2001, our reporting currency has been U.S. dollar. However, from January 1, 2002, we report in euro, which is the functional currency of some of our major operating entities. We believe this change has significantly reduced the foreign exchange exposure on reported revenues and earnings.

        We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. However, the majority of our debt bears interest at fixed interest rates. We are exposed to paying more or less than market rates, which may significantly affect our financial statements.

Exchange Rate Risk

        Our earnings are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries when we translate the results of operations of our consolidated subsidiaries into euro. At December 31, 2002, the effect of a hypothetical uniform 10% strengthening in the 2002 average value of the euro relative to the currencies in which revenues and costs from our consolidated broadcast operations are denominated would reduce our operating income by approximately €267,000 for 2003. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro. The foregoing sensitivity analysis of the effects of hypothetical changes in foreign currency exchange rates does not take into account any potential associated changes in sales and cost levels or local currency prices.

        We have liabilities and commitments in U.S. dollars related to our 7% Subordinated Convertible Notes and program liabilities. We enter into foreign exchange contracts for a significant portion of our program right contracts denominated in U.S. dollars. Assuming a hypothetical uniform 10% weakening of the euro to the U.S. dollar at December 31, 2002, the resulting reported currency loss in 2003 would be approximately €7.4 million. The foregoing sensitivity analysis assumes no changes in the Company's financial structure. Additionally, a 10% weakening of the euro to the U.S. dollar would increase our programming right commitments by €25.8 million.

        SBS carries currency risk related to its inter-company receivables, as such receivables with a few exceptions are kept in the local currency of its subsidiaries. Assuming a hypothetical 10% strengthening of the 2002 year-end value of the euro relative to the currencies in which the inter-company receivables are denominated, such strengthening would result in a currency loss in 2003, affecting earnings by approximately €1.2 million, related to those inter-company receivables likely to be repaid in the foreseeable future. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro.

        The carrying value of certain of our assets and liabilities are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries. At December 31, 2002, the result of a hypothetical uniform 10% strengthening of the December 31, 2002, value of the euro relative to the currencies in which balance sheet items for our consolidated subsidiaries are denominated would reduce affected consolidated assets by approximately €9.4 million and reduce affected consolidated liabilities by approximately €14.7 million. The foregoing calculation assumes that the exchange rate for each currency would change in the same direction relative to the euro. The foregoing sensitivity analysis is based on the 2002 year-end local currency cash positions, receivables, other current and non-current assets, accounts payable, accrued expenses, program rights payable, deferred income, tax payable, other current and non-current liabilities, notes payable and other long-term debt. Notes payable and other long-term debt included in the foregoing sensitivity analysis do not include debt denominated in euro. The foregoing sensitivity analysis assumes no changes in our financial structure.

Interest Rate Risk

        Our earnings are affected by changes in interest rates. If market interest rates for notes payable and long-term debt other than our 7% Subordinated Convertible Notes and our 12% Senior Notes were to increase by 1% as compared to the interest rates of our notes payable and other long-term debt at December 31, 2002, our interest expense would increase by approximately €362,000 in 2003. The foregoing amounts have been determined by considering the impact of such hypothetical interest rates on our notes payable and other long-term debt. The foregoing sensitivity analysis assumes no changes in our financial structure.

        As of December 31, 2002, the Company had €201.7 million of fixed rate debt outstanding with a fair value of approximately €179.8 million based on public market trading. A change in prevailing interest rates would change the fair value of the Company's fixed-rate long-term debt, but such a change would not affect the Company's interest expense and cash flows.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        This item is not applicable.

II-1

PART III

ITEM 17—FINANCIAL STATEMENTS

        The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18—FINANCIAL STATEMENTS

        See pages F-1 through F-65, included herein.

III-2

ITEM 19. EXHIBITS

Number	Description
1.1	Articles of Incorporation of the Registrant, dated December 17, 2002
2.1	Indenture between the Company and The Bank of New York as trustee, dated June 14, 2001, for the Company's €135 million 12% Senior Notes due 2008(3)
2.2	Amendment No. 1 to Indenture for the Company's €135 million 12% Senior Notes, between SBS Broadcasting S.A. and The Bank of New York, as trustee, dated July 13, 2001(3)
2.3	Registration Rights Agreement between SBS Broadcasting S.A. and Credit Suisse First Boston (Europe) Limited, Bear Stearns International Limited, Dresdner Bank AG, London Branch, and ING Barings Limited, acting as agent for ING Bank N.V., dated June 14, 2001(3)
4.1	Loan Agreement between MTM-SBS Televizio Rt. and European Bank for Reconstruction and Development, dated December 12, 1997(7)
4.2	Project Funds Agreement among Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, MTM Komunikációs Rt., European Bank for Reconstruction and Development, Kereskedelemi és Hitel Bank Rt., Orszagos Takárékpénztár és Kereskedelemi Bank Rt., MTM-SBS Televizio Rt. and Kereskedelemi Es Hitel Bank Rt. (as Security Agent), dated December 12, 1997(7)
4.3	Supplemental Loan Agreement among MTM-SBS Televizio Rt., European Bank for Reconstruction and Development, MTM Komunikációs Rt., Scandinavian Broadcasting Systems SA and Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, dated December 12, 1997(7)
4.4	Parallel Loan Agreement among MTM-SBS Televizio Rt., Kereskedelemi és Hitel Bank Rt. and Orszagos Takárékpénztár és Kereskedelemi Bank Rt., dated December 12, 1997(7)
4.5	Loan Agreement and Call and Put Option, among East Europe Investment and Development Inc. and others, the managers, Amerom Television Ltd., and SBS Broadcasting S.A., dated October 14, 1998(6)
4.6	Investment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated June 29, 1999(5)
4.7	Private Placement Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated January 27, 2000(6)
4.8	Share Purchase Agreement between International Trading and Investment Holdings S.A., ITI Media Group NV and SBS Broadcasting S.A., dated July 21, 2000(5)
4.9	Investment Agreement among TVN Sp. z o.o, International Trading and Investment Holdings S.A., SBS Broadcasting S.A. and Other Shareholders, dated July 26, 2000(5)
4.10	Relationship Agreement between International Trading and Investment Holdings S.A., SBS Broadcasting S.A. and Other Shareholders, dated July 26, 2000(5)
4.11	Call Option Agreement between SBS Broadcasting S.A. and Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, dated July 26, 2000(5)
4.12	Loan Transfer Agreement between Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, SBS Broadcasting S.A. and MTM-SBS Televizio, dated July 26, 2000(5)
4.13	Call Option Agreement between SBS Broadcasting S.A. and MTM Komunikációs RT, dated August 1, 2000 and Letter of Instruction, dated August 29, 2000(5)
4.14	Letter Agreement between Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft and SBS Broadcasting S.A., dated August 29, 2000(5)
4.15	Letter Agreement between SBS Broadcasting S.A. and MTM Komunikációs RT, dated August 29, 2000(5)
4.16	Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated October 30, 2000(5)
4.17	Amended and Restated Agreement relating to a €134,000,000 credit facility between SBS Broadcasting S.A. and DLJ Capital Funding, Inc., dated March 2, 2001(5)

III-3

4.18	Asset Acquisition Agreement between Fox TV10 Holdings, Inc. and SBS Broadcasting B.V., dated April 12, 2001(5)
4.19	Registration Rights Agreement between SBS Broadcasting S.A. and Fox TV10 Holdings, Inc., dated April 12, 2001(5)
4.20	Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(5)
4.21	Agreement Relating to the Operation of TV10 B.V. between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(5)
4.22	Side Letter to the Agreement Relating to the Operation of TV10 B.V. and to the Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC, dated April 12, 2001(5)
4.23	Letter Agreement among Fox TV10 Holdings, Inc., Fox Kids Europe Holdings, Inc., Fox Kids Europe Channels B.V., TV10 Holdings LLC and SBS Broadcasting B.V., dated April 12, 2001(5)
4.24	Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated May 15, 2001(2)
4.25	Second Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated June 14, 2001(2)
4.26	Share Transfer Agreement between SBS Broadcasting S.A. and Romanian Broadcasting Corporation Limited, dated July 2, 2001(3)
4.27	Subscription and Shareholders' Agreement between Romanian Investment and Development SRL, SBS Broadcasting S.A. and Romanian Broadcasting Corporation Limited, dated July 18, 2001(3)
4.28	Termination of Deed of Subordination between EBS Broadcasting S.A., MTM Kommunikacios Rt., SBS Broadcasting S.A., Tele-Munchen Fernseh GmbH & Co Produktions-Gesellschaft, European Bank for Reconstruction and Development, Kereskedelmi Es Hitelbank Rt., Orszagos Takarekpenztar Es Kereskedelmi Ban Rt., MTM-SBS Telvizio Rt. and Kereskedelmi Es Hitelbank Rt., in its capacity as security agent, dated September 25, 2001(1)
4.29	Termination of Project Funds Agreement between MTM Kommunikacios Rt., SBS Broadcasting S.A. Tele-Munchen Fernseh GmbH & Co Produktionsgesellschaft, European Bank for Reconstruction and Development, Kereskedelmi Es Hitelbank Rt., Orszagos Takarekpenztar Es Kereskedelmi Ban Rt., MTM-SBS Televizio Rt. and Kereskedelmi Es Hitelbank Rt., in its capacity as security agent, dated September 25, 2001(1)
4.30	Share Purchase Agreement between Allegro Privatstiftung and SBS Broadcasting S.A., dated September 25, 2001(4)
4.31	Share Purchase Agreement between UPC Programming B.V. and SBS Broadcasting S.A., dated September 25, 2001(4)
4.32	Shareholders' Agreement between Allegro Privatstiftung, Bank fur Arbeit und Wirtschaft AG, INGEBE Medien Holding GmbH, Concorde Media Beteiligungs GmbH, UPC Programming B.V. and SBS Broadcasting S.A., dated September 25, 2001(4)
4.33	Registration Rights Agreement between Allegro Privatstiftung and SBS Broadcasting S.A., dated September 25, 2001(4)
4.34	Amendment Agreement to Parallel Loan Agreement between MTM-SBS Televizio Rt., Kereskedelmi és Hitelbank Rt. and Országos Takarékpénztár és Kereskedelmi Bank Rt., dated September 25, 2001(1)
4.35	Amendment Agreement to Loan Agreement between MTM-SBS Televizio Rt. and European Bank For Reconstruction and Development, dated September 25, 2001(1)
4.36	Deed of Guarantee and Indemnity between SBS Broadcasting S.A. and European Bank for Reconstruction and Development, dated September 25, 2001(1)

III-4

4.37	Deed of Guarantee and Indemnity between SBS Broadcasting S.A., Kereskedelmi és Hitelbank Rt., and Országos Takarékpénztár és Kereskedelmi Bank Rt., dated September 25, 2001(1)
4.38	Stock Purchase and Settlement Agreement between Tamedia AG and SBS Broadcasting S.A., dated November 26, 2001(4)
4.39	Service Agreement between SBS Broadcasting S.A. and Michael Finkelstein, dated July 20, 2001(4)
4.40	Quota Purchase Agreement between Ferenc Tolvaly, Robert Prokopp and SBS Broadcasting S.A., dated May 14, 2002(4)
4.41	Share Purchase Agreement among Albene Befektetesi Kft., SBS Broadcasting S.A., Ferenc Tolvaly and Robert Prokopp and MTM Kommunikacios Rt., dated May 14, 2002(4)
4.42	Management Services Agreement between SBS Broadcasting S.A., Scandinavian Broadcasting System (Jersey) Limited and Convers Media Europe Limited Partnership, dated August 9, 2002
4.43	Service Agreement between Scandinavian Broadcasting System (Jersey) Limited and Harry Evans Sloan, dated September 1, 2002
4.44	Share Purchase Agreement among International Trading and Investments Holdings S.A. Luxembourg and SBS Broadcasting S.A., dated December 23, 2002
4.45	Call Option Agreement among International Trading and Investments Holdings S.A. Luxembourg and SBS Broadcasting S.A., dated December 23, 2002
4.46	Credit Facility Letter Agreement among ING Bank N.V. and SBS Broadcasting B.V., dated October 16, 2002
4.47	Guarantee Term Sheet among ING Bank N.V. and SBS Broadcasting S.A., dated October 16, 2002
4.48	Shareholders Maintenance Clause Term Sheet among ING Bank N.V., SBS Broadcasting B.V. and SBS Broadcasting S.A., dated October 16, 2002
4.49	Negative Pledge among ING Bank N.V. and SBS Broadcasting S.A., dated October 16, 2002
4.50	Purchase Agreement among Talpa Management B.V., SBS Radio B.V., Strengholt B.V. and SBS Broadcasting S.A., dated October 22, 2002
4.51	Loan Agreement among MTM- SBS Televízió Rt. and Postabank és Takarékpénztár Rt., dated March 24, 2003
4.52	Settlement Agreement among MTM- SBS Televízió Rt., Postabank és Takarékpénztár Rt. and SBS Broadcasting S.A., dated March 24, 2003
4.53	Primary Surety Agreement among Postabank és Takarékpénztár Rt. and SBS Broadcasting S.A., dated March 24, 2003
4.54	Indemnity Agreement among MTM- SBS Televízió Rt. and SBS Broadcasting S.A., dated March 24, 2003
4.55	Novation and Assignment Agreement among United Pan-Europe Communications N.V., UGC Holdings, Inc., UnitedGlobalCom Europe B.V. and SBS Broadcasting S.A., dated April 8, 2003(8)
4.56	Share Transfer Agreement among UPC Investments I B.V., UPC Intermediates B.V. and SBS Broadcasting S.A., dated April 8, 2003
4.57	Share Transfer Agreement among UPC Intermediates B.V., United Pan-Europe Communications N.V. and SBS Broadcasting S.A., dated April 8, 2003
4.58	Share Transfer Agreement among United Pan-Europe Communications N.V., UnitedGlobalCom Europe B.V. and SBS Broadcasting S.A., dated April 9, 2003
4.59	Third Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated April 16, 2002
4.60	Fourth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated June 6, 2002

III-5

4.61	Fifth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated September 27, 2002
4.62	Sixth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated December 20, 2002
4.63	Seventh Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated March 26, 2003
4.64	Eight Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated April 30, 2003
7.1	Calculation of Ratio of Earnings to Fixed Charges
8.1	List of SBS subsidiaries
10.1	Consent of Ernst & Young Accountants
10.2	Consent of PricewaterhouseCoopers Sp. z o.o.
10.3	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.4	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form F-3 (Reg. No. 333-13872) filed October 5, 2001.

(2)
Incorporated by reference to the Company's Registration Statement on Form F-3 (Reg. No. 333-13872) filed August 31, 2001.

(3)
Incorporated by reference to the Company's Registration Statement on Form F-4 (Reg. No. 333-13788) filed August 3, 2001.

(4)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 14, 2002.

(5)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 27, 2001.

(6)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 31, 2000.

(7)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 1997, filed with the Securities and Exchange Commission on March 26, 1998.

(8)
Annexure B to this Exhibit is filed under Exhibit number 4.7. |

III-6

Exhibit 10.3

CONFORMED COPY

I, Markus Tellenbach, certify that:

1.
I have reviewed this annual report on Form 20-F of SBS Broadcasting S.A.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

        A signed original of this written statement required by Section 906 has been provided to SBS Broadcasting S.A. and will be retained by SBS Broadcasting S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

        Date: May 15, 2003

        The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

III-7

Exhibit 10.4

CONFORMED COPY

I, Juergen von Schwerin, certify that:

1.
I have reviewed this annual report on Form 20-F of SBS Broadcasting S.A.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("the Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

        A signed original of this written statement required by Section 906 has been provided to SBS Broadcasting S.A. and will be retained by SBS Broadcasting S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

By:	/s/ JUERGEN VON SCHWERIN Juergen von Schwerin Chief Financial Officer

        Date: May 15, 2003

III-8

        The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

III-9

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
SBS Broadcasting S.A.

        We have audited the accompanying consolidated balance sheets of SBS Broadcasting S.A. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of TVN Sp. z o.o. (an entity in which the Company has a 30.4% interest), have been audited by other auditors whose report has been furnished to us. Insofar as our opinion on the consolidated financial statements relates to the amounts included for TVN Sp. z o.o., it is based solely on their report.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBS Broadcasting S.A. and subsidiaries at December 31, 2001 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands

February 21, 2003

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro, except share data)

	December 31, 2001	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	€ 70,393	€ 67,040
Short-term investments	—	10,408
Accounts receivable trade, net of allowance for doubtful accounts of €2,625 (€2,124 in 2001)	76,631	82,291
Accounts receivable, affiliates	1,212	1,480
Restricted cash and cash in escrow	3,341	1,574
Program rights inventory, current	100,641	111,329
Other current assets	30,544	20,031

Total current assets	282,762	294,153
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,606
Goodwill	92,123	105,528
Amortized intangible assets, net of accumulated amortization	5,848	6,082
Program rights inventory, non-current	71,705	71,982
Deferred financing cost, net of accumulated amortization	7,753	6,395
Investments in and advances to unconsolidated subsidiaries	189,227	143,664
Investments in equity securities	13,986	—
Notes receivable	1,982	870
Other assets	1,261	1,231

Total assets	€702,633	€667,511

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€27,216	€32,903
Accrued expenses	60,118	54,453
Program rights payable, current	66,935	68,185
Notes payable, current	1,925	1,355
Current portion of long-term debt	4,099	6,711
Deferred income, current	19,661	13,668

Total current liabilities	179,954	177,275
Program rights payable, non-current	21,937	31,187
7% convertible subordinated notes due 2004	84,260	66,749
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,939	22,232
Deferred income, non-current	2,004	2,446
Other non-current liabilities	7,953	10,801
Minority interest	17,953	23,115
Shareholders' equity:
Common Shares (authorized 75,000,000; issued 28,623,120 (28,351,531 in 2001) at par value €2.00)	56,703	57,246
Additional paid-in capital	616,845	617,214
Accumulated deficit	(439,295)	(475,019)
Unearned compensation	(828)	—
Treasury shares at cost (18,234 Common Shares)	(502)	(502)
Accumulated other comprehensive income (loss)	710	(233)

Total shareholders' equity	233,633	198,706

Total liabilities and shareholders' equity	€702,633	€667,511

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of euro, except share data)

	Year ended December 31,
	2000	2001	2002
Net revenue	€462,104	€479,853	€510,854
Operating expenses:
Station operating expenses	332,812	352,668	365,963
Selling, general and administrative expenses	91,292	89,694	94,190
Corporate expenses	13,581	16,567	14,515
Non-cash compensation	700	3,006	1,559
Depreciation	11,503	15,762	15,520
Amortization	13,606	15,848	7,392
Restructuring expenses	—	12,560	—
Non-recurring expenses	2,268	4,373	—

Total operating expenses	465,762	510,478	499,139

Operating (loss) income	(3,658)	(30,625)	11,715
Equity in loss from unconsolidated subsidiaries	(24,536)	(25,749)	(33,232)
Interest income	9,206	5,773	1,656
Interest expense	(16,702)	(24,331)	(26,831)
Foreign exchange (loss) gain	(12,105)	5,243	20,491
Investment loss	(33,351)	(43,565)	(2,957)
Gain (loss) on extinguishments of debt	—	(3,249)	1,335
Other expense, net	(16,362)	(3,760)	(2,601)

Loss before income taxes and minority interest	(97,508)	(120,263)	(30,424)
Income taxes	(1,139)	(185)	(666)

Loss before minority interest	(98,647)	(120,448)	(31,090)

Minority interest in (income) losses, net	(631)	6,618	(4,634)

Net loss	€(99,278)	€(113,830)	€(35,724)

Net loss per Common Share (basic and diluted)	€(3.81)	€(4.08)	€(1.25)

Weighted average Common Shares (thousands)	26,065	27,880	28,492

Net loss	€(99,278)	€(113,830)	€(35,724)
Currency translation adjustment	13,058	6,460	(943)
Unrealized holding (losses) gains during period	(2,875)	2,833	—
Less: Reclassification adjustment for losses included in net loss	(437)	—	—

Comprehensive net loss	€(89,532)	€(104,537)	€(36,667)

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compenstation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2000	€29,838	€377,431	€(226,187)	€(1,757)	€(322)	€(18,766)	€160,237
Exercise of stock options as to 270,500 Common Shares	456	4,712	—	—	—	—	5,168
Issuance of 100,000 Common Shares as share compensation	149	—	—	(149)	—	—	—
Issuance of 3,000,000 Common Shares to UPC	4,596	159,581	—	—	—	—	164,177
Issuance of 666,666 Common Shares in connection with investment in TVN	1,082	33,653	—	—	—	—	34,735
Issuance of 543,500 Common Shares in exchange for call options to 22.5% of TV2 shares	882	23,826	—	—	—	—	24,708
Re-issuance of 14,794 treasury shares	—	(233)	—	—	256	—	23
Issuance of 48,000 shares of restricted stock	—	2,348	—	(1,655)	—	—	693
Currency translation adjustment	—	—	—	—	—	13,058	13,058
Change in unrecognised loss on available-for-sale investments	—	—	—	—	—	(2,875)	(2,875)
Net loss	—	—	(99,278)	—	—	—	(99,278)

Balance at December 31, 2000	€37,003	€601,319	€(325,465)	€(3,561)	€(67)	€(8,583)	€300,646
Issuance of 866,013 Common Shares in connection with TV10 acquisition	1,356	26,171	—	—	—	—	27,527
Issuance of 181,818 Common Shares in connection with investment in Zenimax	293	4,765	—	—	—	—	5,058
Exercise of stock options as to 85,000 Common Shares	137	1,158	—	—	—	—	1,295
Issuance of 108,082 Common Shares in connection with investment in ATV	191	1,714	—	—	—	—	1,905
Purchase of 29,000 treasury shares	—	—	—	—	(834)	—	(834)
Change of par value of Common Shares to €2.00	17,723	(17,723)	—	—	—	—	—
Re-issuance of 14,334 treasury shares	—	(399)	—	—	399	—	—
Forfeiture of 3,333 shares of restricted stock	—	(160)	—	160	—	—	—
Amortization of unearned compensation	—	—	—	2,573	—	—	2,573
Currency translation adjustment	—	—	—	—	—	6,460	6,460
Change in unrecognised loss on available-for-sale investments	—	—	—	—	—	2,833	2,833
Net loss	—	—	(113,830)	—	—	—	(113,830)

Balance at December 31, 2001	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of euro, except share data)

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	€(99,278)	€(113,830)	€(35,724)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Revenue recorded in exchange for equity investments	(13,142)	(20,277)	(7,376)
Non-cash compensation	700	3,006	1,559
Depreciation and amortization	25,109	31,610	22,912
Equity in loss from unconsolidated subsidiaries	24,536	25,749	33,232
Non-cash interest expense	1,485	1,646	2,235
Foreign exchange (gain) loss on long-term debt	9,058	(3,127)	(13,124)
Investment losses	33,114	43,565	2,854
Loss (gain) on extinguishments of debt	—	3,249	(1,335)
Other non-cash expenses (income).	13,134	9,172	(655)
Minority interest in income (losses)	631	(6,618)	4,634
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(3,516)	(10,159)	(3,879)
Accounts receivable, affiliates	(19,888)	2,809	18
Program rights inventory, net	(8,453)	(20,144)	206
Other current assets	(17,343)	19,203	12,083
Other non-current assets	10,680	16,140	(206)
Accounts payable and accrued expenses	17,301	3,558	(2,905)
Deferred income	(5,158)	(619)	(1,752)
Other liabilities	(8,679)	4,748	(1,318)

Cash (used in) provided by operating activities	(39,709)	(10,319)	11,459

Cash flows from investing activities:
Purchases of available-for-sale investments	(29,404)	(1,893)	—
Sales and maturities of available-for-sale investments	42,319	—	—
Proceeds from sale of fixed assets	—	—	3,672
Capital expenditure	(36,882)	(19,160)	(25,151)
Net proceeds from sales of equity interests	—	—	17,511
Payment for purchase of acquired businesses, net of cash acquired	(168,125)	(8,429)	(10,828)

Cash used in investing activities	(192,092)	(29,482)	(14,796)

Cash flows from financing activities:
Net change in short-term borrowings	(6,984)	1,901	(2,036)
Proceeds from issuance of Common Shares	169,368	1,295	380
Proceeds from issuance of notes and debentures	81,238	129,859	11,800
Capital contribution from minority shareholders	1,850	757	—
Net change in restricted cash and cash in escrow	370	(2,188)	1,870
Purchases of treasury shares	—	(834)	—
Payment of long-term debt	(10,093)	(104,371)	(10,757)

Payment of capital lease obligation	(923)	(727)	(669)

Cash provided by financing activities	234,826	25,692	588

Effect of exchange rate changes on cash and cash equivalentscash.	14,946	(969)	(604)
Net change in cash and cash equivalents	17,971	(15,078)	(3,353)
Cash and cash equivalents, beginning of period	67,500	85,471	70,393

Cash and cash equivalents, end of period	€85,471	€70,393	€67,040

Cash paid for interest	€13,265	€30,061	€24,595

Cash paid for income taxes	€301	€892	€329

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of euro)

Non-cash investing and financing activities:

2000

        Non-cash purchases of an additional 22.5% economic interest in TV2 in Hungary were recorded at €24,708.

        The issuance of 666,666 Common Shares and 100,000 Common Shares Warrants as consideration for a 33% interest in TVN in Poland amounted to €34,735.

        Non-cash purchases of New Media assets totaled €28,790.

        The company entered into a capital lease for technical equipment recorded at €1,957.

2001

        The Company acquired TV10 through the issuance of 866,013 shares valued at €27,527.

        The Company acquired 664,780 shares of convertible preferred stock in Zenimax Media Inc through the issuance of 181,818 shares valued at €5,058.

        The Company acquired a 20% interest in ATV in part through the issuance of 108,082 shares valued at €1,905.

2002

        The Company received 87 convertible redeemable preferred shares in Lions Gate Entertainment Corp. valued at €238 in lieu of a cash dividend.

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euro, except share data)

1.     Organization, Basis of Presentation, and Summary of Significant Accounting Policies

  Organization and basis of presentation

        SBS Broadcasting S.A. (the "Company" or "SBS") was formed in Luxembourg in 1989 and commenced operations in 1990. The Company was organized to acquire and operate commercial television stations in Scandinavia and other areas in Europe, and has expanded its operations to include commercial radio stations. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated. The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States.

  Reporting currency

        Effective January 1, 2002, the Company prepares its consolidated financial statements in euro. Prior to January 1, 2002, the Company reported in U.S. dollars. All prior period financial statements have been restated in euro using historical exchange rates. The presentation of the consolidated financial statements in euro depict the same trends in operating income as would have been presented if the Company had continued to report in U.S. dollars. Under Luxembourg law, the Company has elected to file its statutory financial statements and to pay dividends in euro.

  Foreign currencies

        The functional currency of the Company's subsidiaries and its equity investees is the local currency of the country in which the subsidiaries and investees conduct their operations. Balance sheet accounts are translated from the local currencies into euro at the year-end exchange rate and items in the statements of operations are translated at the average exchange rate for the year. Resulting translation adjustments are charged or credited to other comprehensive income (loss). Translation adjustments arising from intercompany financing of a long-term investment nature are accounted for similarly.

        Assets and liabilities denominated in a currency other than the functional currency of the entity are recognized in net income (loss) in the period in which exchange rate changes occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation.

  Forward exchange contracts

        The Company and its subsidiaries use forward exchange contracts to hedge a portion of their U.S. dollar denominated programming rights contracts to manage the effect of exchange rate fluctuations on their U.S. dollar denominated obligations. Forward-exchange contracts are entered into for hedging of firm commitments only, and are set up to coincide with firm commitments. The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") on January 1, 2001. The forward contracts are accounted for as a fair value hedge under FAS 133, all derivatives are recorded on the balance sheet at fair value and marked-to-market at each reporting period. As the Company's derivatives are designated as fair value hedges, the gain or loss on the mark-to-market adjustment of the derivatives is recorded directly in earnings and included in station operating expenses. The fair value is based on prevailing exchange rates.

        No fair value hedges were derecognized or discontinued during 2002 or 2001 and hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings. The Company and its subsidiaries do not invest in derivatives for trading or speculative purposes. The notional value of the Company's foreign exchange contracts amounted to €41,466 and €40,100 at December 31, 2001 and 2002, respectively. The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, the Company does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

  Start-up Costs

        Start up costs are expensed as incurred.

  Risks and uncertainties

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company provides advertising air-time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

        The Company's consolidated broadcasting operations generate revenues primarily in Norwegian kroner (NOK), Swedish kronor (SEK), Danish kroner (DKK), Hungarian forint (HUF) and euro (€) and incur substantial operating expenses in these and other currencies. The Company also incurs substantial operating expenses for programming in U.S. dollars ($) and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro-translated amounts to change in comparison with previous periods.

  Cash and cash equivalents

        Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

  Investments

        The Company accounts for investments in 20%-50% owned subsidiaries under the equity method of accounting unless management control is maintained by the Company in which case the investment is consolidated in the financial statements. Under the equity method, the Company records its proportionate share of the investee's income or losses as determined under generally accepted accounting principles in the United States. Investments in which the Company owns less than 20% are accounted for either as available-for-sale or at cost. Those investments with readily determinable market values are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No.115, Accounting for Certain Investments in Debt and Equity

Securities("FAS 115") and have been designated by management as available-for-sale. Accordingly, the investments are recorded at the fair value with any unrealized gain or loss recorded as a component of other comprehensive income (loss). As of December 31, 2001 and 2002, the carrying value of available-for-sale investments was €13,201 and €9,789, which equaled the fair value. All of these investments were comprised of equity securities.

        Investments without readily determinable fair market values are valued at cost. As of December 31, 2001 and 2002, the carrying value of the investments accounted for at cost was €785 and €619, respectively.

        For all of the Company's investments, an impairment loss is recognized when an other-than-temporary decline is incurred. The Company recorded impairment losses of €33,351, €42,523, and €32,865 during 2000, 2001, and 2002. See Note 2 for details on losses recorded.

        Investments are classified as short-term or long-term based on their availability for funding current operations, as determined by management.

  Program rights

        Program rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are classified as current or non-current based on anticipated usage in the following year. The related program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

  Buildings, improvements, technical and other equipment

        Buildings, improvements, technical and other equipment are carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Technical and other equipment is depreciated on a straight-line basis over its expected useful life at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease. Maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed as incurred.

  Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of the cost of acquired businesses over the fair values assigned to assets and liabilities acquired. The Company has no other indefinite-lived intangible assets. The Company adopted Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets("FAS 142"), effective January 1, 2002. Prior to the adoption of FAS 142, the Company amortized goodwill, including goodwill related to equity method investments, over a period of 20 years. Upon the adoption of FAS 142, the Company no longer amortizes goodwill but instead tests it for impairment annually.

        The Company has tested goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed its impairment tests upon adoption and during the fourth quarter of 2002.

        The Company has assigned all of its goodwill to its reporting units as determined under FAS 142. The Company estimated the fair value of each operating segment based on valuations of comparable public companies within the European broadcasting industry. For all operating segments, the fair value exceeded the net book value and therefore no impairment was indicated for 2002.

        The non-amortization provisions of FAS 142 have been applied prospectively from the date of adoption. Supplemental comparative disclosure, as if the non-amortization provisions of FAS 142 had been retroactively applied, is as follows:

	Year ended December 31,
	2000	2001	2002
Reported net loss	€(99,278)	€(113,830)	€(35,724)
Add back:
Goodwill amortization	5,482	6,227	—
Goodwill amortization included in equity in income of unconsolidated subsidiaries	9,784	10,063	—

Adjusted net loss	€(84,012)	€(97,540)	€(35,724)

Reported basic and diluted net loss per share	€(3.81)	€(4.08)	€(1.25)
Goodwill amortization	0.59	0.58	—

Adjusted basic and diluted net loss per share	€(3.22)	€(3.50)	€(1.25)

  Amortizable intangible assets

        Broadcasting licenses and other amortizable intangible assets are carried at cost and amortized on a straight-line basis over the terms of the licenses.

        The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("FAS 144"), on January 1, 2002. FAS 144 addresses the impairment or disposal of long-lived assets and supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to be disposed of. Long-lived assets, other than goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. No impairment has been recorded for any long-lived assets in 2000, 2001, and 2002 except as included as part of the restructuring provision in 2001 as described in Note 10.

  Revenue recognition

        The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast.

  Barter transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized. Barter revenues recorded in exchange for equity investments for the years ended December 31, 2000, 2001 and 2002 were €13,142, €20,277 and €7,376, respectively.

        Other barter revenues for the years ended December 31, 2000, 2001 and 2002 were €13,455, €13,200 and €11,128, respectively. Comparable amounts are recorded as expenses, subject to timing differences.

  Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled €15,481, €12,214 and €10,975 in 2000, 2001 and 2002, respectively.

  Income taxes

        The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

  Net loss per share

        Basic and diluted net loss per share is based on net loss for the relevant period, divided by the weighted average number of Common Shares outstanding during the period. Diluted net loss per share gives effect to all potential dilutive Common Shares outstanding during the period such as stock options, warrants, restricted stock, convertible debt, and contingently issuable shares. Diluted net loss per share has not been presented separately as, due to the Company's net loss position in all periods presented, it is anti-dilutive.

  Stock -based compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("ABP 25") and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards and modifications to outstanding stock option awards that are included as non-cash compensation. The Company recorded non-cash compensation expense of €731 during 2002 for the exchange of 300,068 stock options for 36,724 Common Shares.

        The following table illustrates the impact to net loss and net loss per Share if the Company accounted for its stock options granted to employees using the fair value method under Statement of

Financial Accounting Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). The Company's pro forma information follows:

	2000	2001	2002
Net loss, as reported	€(99,278)	€(113,830)	€(35,724)
Add: Stock-based compensation expense included in reported net loss	700	3,006	1,559
Deduct: Total stock-based compensation expense determined using the fair value method	(10,243)	(24,114)	(18,335)

Pro forma net loss	€(108,821)	€(134,938)	€(52,500)

Basic and diluted net loss per Share, as reported	€(3.81)	€(4.08)	€(1.25)
Pro forma basic and diluted net loss per Share	€(4.18)	€(4.84)	€(1.84)

  Impact of recently issued accounting standards

        In April 2002, the Financial Accounting Standards Board ("FASB")issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent. The Company adopted FAS 145 during 2002 and as a result the prior year extraordinary loss related to a debt extinguishment has been reclassified to continuing operations in the caption "Gain (loss) on extinguishments of debt". See Note 7 for details on amounts reclassified.

        In June 2002 the FASB, issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002 and does not impact prior restructuring activities. The Company adopted FAS 146 on January 1, 2003 and there was no current impact on our financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. FIN 45 does not currently have any impact on the Company's consolidated results of operations or financial position. The Company has provided the disclosures required under FIN 45 in Note 17.

        In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("FAS 148"). FAS. 148 amends FAS 123,

Accounting for Stock-Based Compensation. FAS 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements. FAS 148 also amends transition provisions for companies that elect to adopt FAS 123. The Company has provided the disclosures required under FAS 148.

  Reclassifications

        Certain reclassifications have been made to conform to the current year presentation.

2.     Acquisitions, Dispositions and Start-up Operations

        The Company has recorded all of its acquisitions under the purchase method of accounting, and accordingly the results of operations are included in the consolidated statements of operations from the closing date of the individual acquisition. All business combinations consummated after July 1, 2001 have been accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141").

  Norway

        In May 1997, SBS, TVNorge and TV2 entered into cooperation, program and guarantee agreements (the "Cooperation Agreement"), under which TV2 assumed the ultimate responsibility of programming TVNorge. Under the Cooperation Agreement TV2 was required to compensate TVNorge if TVNorge's gross rating points fell short of certain agreed levels.

        In December 1999, the Company, TVNorge and TV2 agreed to terminate the Cooperation Agreement and from January 1, 2000, TVNorge regained full control and authority of its own programming, scheduling and promotion. As settlement under the terminated Cooperation Agreement, TV2 has paid TVNorge NOK 335,000 (€40,800) in cash over the two-year period ended December 31, 2000, and agreed to compensate TVNorge NOK 30,000 (€3,786) in free airtime on TV2 over a three-year period which expired December 31, 2002. TV2 received NOK 10,000 (€1,230) from the Company in 2000, in settlement of the program agreement pursuant to which TV2 had the ongoing right to acquire programming from the TVNorge program libraries on favorable terms. Also, in 2000, NOK 130,318 (€16,068) was recorded as revenue and NOK 5,190 (€640) was recorded as interest income, in relation to the settlement of the terminated Cooperation Agreement.

  The Netherlands

        The Company acquired, effective August 1, 1999, 51% of Publimusic B.V., a Dutch corporation which owns and operates Radio Noordzee FM, a national Dutch radio station, from Strengholt B.V. Consideration for the 51% interest consisted of $2,000 (€1,869) in cash that was paid upon the signing of the agreement and a commitment to provide $5,000 (€4,673) of television advertising time to Radio Noordzee over a three-year period, which expired December 31, 2002. An additional cash consideration of $500 (€588) was paid in 2001 as an earn-out payable on the operating performance of the station in 2000. On June 1, 2001, the Company established a wholly owned Dutch company, SBS Radio B.V., to hold the Company's 51% interest in Publimusic B.V. On September 7, 2001, we sold a 30% interest in that company to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for $1,400 (€1,564) equivalent to 30% of our net investment in the station.

        On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic will be entitled to receive €1,815 at fair value in advertising time on SBS6, NET5 and V8, which must be used before December 31, 2004, subject to availability. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of €2,939 that will be recognized as the contingency lapses.

        On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at €27,527, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids") owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8, a 70% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. Accordingly, V8 is included in the Statement of Financial Position at December 31, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of $4,350 (€4,915), which was repaid in full during 2002.

        The following table presents the pro forma 2001 results of operations as if the Company has consolidated its interest in V8 from the date of acquisition.

Year ended December 31, 2001
Net revenues	€486,274
Total operating expenses	525,548

Operating loss	(39,274)
Equity in loss of unconsolidated subsidiaries	(17,164)
Net loss	€(113,830)

        Hungary    In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. The capital requirements of TV2 during its start-up phase have been funded through equity contributions and interim loans by its shareholders and by approximately $27,500 of project financing from three institutions, led by the European Bank for Reconstruction and Development ("EBRD"). The financing was secured by liens on the assets of TV2 and by the pledge of all of the outstanding shares of TV2. The Company consolidated the financial position and results of operations of TV2 for all periods presented based on the Company's effective control of TV2's operations and its ability to direct the ownership of TV2's remaining voting interest.

        In August 2000, in consideration of the issuance of 543,000 Common Shares valued at €24,708, the Company indirectly acquired an additional 22.5% economic interest in TV2 in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%. The Company's voting interest remains at 49.0%, the maximum currently allowable under Hungarian broadcast law. The Company recorded goodwill of €26,829 related to this transaction.

        On September 25, 2001, TV2 executed amendments to the EBRD loan and repaid $13,562 (€14,780) of the facilities, financed in part through a €12,000 loan from the Company. As of December 31, 2002, €8,293 remains outstanding under the amended EBRD loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD loan does not include restrictions on the ability of TV2 to pay dividends to the Company or make payments to the Company via management contracts or loans to shareholders. In addition, EBRD agreed that the shareholder loans owed by TV2 to the Company need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which the Company had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, the Company has executed guarantees of TV2's obligations to EBRD under the amended EBRD loan. TV2 has executed an agreement to indemnify the Company for any amounts paid by the Company under these guarantees.

        On February 21, 2000, the Company acquired all of CME's Hungarian broadcasting assets, (TV3) including programming inventories, real estate, and related tangible and intangible assets in Hungary (collectively, the "Hungarian Assets") for a total consideration of €16,868. The Company simultaneously agreed to sell a one-half interest in the Hungarian Assets to CLT-UFA for €9,000.

        On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 billion (€5,550) and assumed liabilities of HUF 1.6 billion (€6,511). The Company recorded a goodwill of €4,327 on this acquisition.

        At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000 (€5,518), towards the purchase of Albene's 16% interest in TV2. The Company recorded goodwill of €3,534 on this transaction. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the

Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

  Greece

        Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend their operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority. As Lampsi FM was unable to broadcast, the goodwill recorded on the acquisition, €4,373, was written off in 2001. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972, which was recorded as goodwill.

  Romania

        On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of €1,043 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the $6,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

  Austria

        On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190 (€3,429) of cash and 108,082 of Common Shares valued at €1,905. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were €682 and €2,972 for the years ended December 31, 2001 and 2002, respectively. As ATV continues to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of €2,122 in 2002 to write-off the remaining carrying amount of our investment.

        Summarized below are significant elements of ATV's financial position and results of operations:

	December 31, 2001	December 31, 2002
Net revenue	€2,378	€1,539
Operating income	(19,699)	(14,862)
Net income	(19,874)	(14,858)

Current assets	€6,416	€2,997
Non-current assets	1,700	897

Total assets	€8,116	€3,894

Current liabilities	€12,200	€12,450
Non-current liabilities	1,252	5,387
Shareholders' equity	(5,336)	(13,943)

Total liabilities and shareholders' equity	€8,116	€3,894

  Poland

        On July 26, 2000 the Company acquired from ITI a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at €34,735, the surrender to ITI of a $40,000 principal amount Note, valued at $37,500 (€39,936), which the Company acquired from CME, and $91,600 (€97,550) in cash. The Company also issued 100,000 common stock warrants for $60.00 per share to certain ITI executives. In connection with this agreement, the Company currently indemnifies ITI against the Company's pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, the Company's maximum exposure in connection with such indemnity was €21,740. The Company accounts for this investment under the equity method of accounting, and it has recorded income, excluding the impact of goodwill amortization, of €890, €2,588 and €6,923 in the years ended December 31, 2000, 2001 and 2002, respectively.

        On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for a cash consideration of $11,000 (€10,489) realizing a loss of €5,762. In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000. The call option is exercisable until December 31, 2003. Based on the loss on the sale and the terms of the option agreement the Company determined that an other-than-temporary impairment had been incurred on the carrying value of the investment, and we recorded a €27,093 impairment charge in 2002.

        The following table presents the pro forma 2000 result of operations as if the Company had acquired 33% of TVN on January 1, 2000. This pro forma result does not purport to be indicative of what would have occurred had the acquisition been made at January 1, 2000, or of results which may occur in the future.

Years ended December 31, 2000
Net sales	€462,104
Equity in loss of unconsolidated subsidiaries	(26,365)

Net loss	€(104,553)

Net loss per common share	€(3.95)

Weighted average shares outstanding	26,443

        Summarized below are significant elements of TVN's financial position and results of operations:

	December 31, 2000	December 31, 2001	December 31, 2002
Net revenue	€108,428	€127,371	€144,093
Operating income	13,564	12,330	32,773
Net income	12,740	7,831	16,257

Current assets	€40,821	€51,715	€56,108
Non-current assets	43,744	40,441	40,654

Total assets	€84,565	€92,156	€96,762

Current liabilities	€36,725	€40,465	€30,074
Non-current liabilities	61,679	58,679	57,158
Shareholders' equity	(13,839)	(6,988)	9,530

Total liabilities and shareholders' equity	€84,565	€92,156	€96,762

  Italy

        Through August 1, 2000, the Company had invested a total of €13,997 in HOT Italia. On such date, the Company agreed to exchange its entire interest in HOT Italia for a minority interest in a home shopping venture in the Benelux countries and France that is operated by H.O.T. Network AG, the management and holding company for the group of H.O.T. teleshopping stations in Europe. In connection with this share exchange the Company realized a loss of €12,846, included in other expense.

        In 1996 the Company entered into loan and acquisition agreements with the owners of FINELCO, which owned and operated RETE 105, a national radio network in Italy. The prospective sellers under such agreements refused to consummate the transactions contemplated thereby, and accordingly the Company commenced proceedings in Italy seeking to enforce such agreements. At December 31, 2000, the Company had advanced $7,336 (€7,884) against the purchase price, and incurred additional capitalized expenses of $1,526 (€1,640). In October 2001, the Company received a total of €12,500 as final settlement of all advanced amounts plus interest and cost incurred. A gain of €1,524 was recorded on the settlement.

  Switzerland

        In September 1999, the Company and Tamedia, launched TV3, a national channel targeted at the German speaking community of Switzerland. During 1999 and 2000 the operations of TV3 were funded equally by Tamedia and the Company. During 2001 the operations of TV3 were funded solely by Tamedia and in November 2001 the Company sold its interest in TV3 to Tamedia for a nominal consideration. The Company has recorded equity losses of €18,994 and €6,092 in 2000 and 2001, respectively.

  Other

        In October 2000, the Company acquired a 12.5% shareholding in ZeniMax Media Inc. ("ZeniMax") in consideration of (i) the payment of $10,000 (€11,638) cash and (ii) the issuance of 181,818 Common Shares, valued at €5,058, in May 2001. In the fourth quarter of 2001, the Company wrote off its €16,696 investment in ZeniMax due to an other-than-temporary decline in its carrying value.

        In the period November 1999 to November 2000, the Company acquired equity stakes in a number of internet businesses in part for cash and in part for advertising time on the Company's radio and television stations. The total consideration for these acquisitions was approximately €60,000, of which approximately €19,000 was paid in cash. Due to the recession in the internet industry, the Company decided to divest these equity interests, and as a result hereof the Company recorded investment losses of €33,351 and €25,827 in the years ended December 31, 2000 and 2001, respectively, and investment gains of €330 in the year ended December 31, 2002.

3.     Buildings, Improvements, Technical and Other Equipment

        Buildings, Improvements, Technical and Other Equipment consisted of the following:

	December 31,
	2001	2002
Buildings	€11,691	€8,549
Improvements	5,547	7,282
Technical equipment	72,971	81,285
Furniture and other	6,127	6,126

	96,336	103,242
Less accumulated depreciation	(60,350)	(65,636)

	€35,986	€37,606

        Included in technical equipment are €3,004 and €4,687 of assets held under various capital leases as of December 31, 2001 and 2002, respectively. Accumulated depreciation of these assets at December 31, 2001 and 2002 amounted to €2,206 and €4,576, respectively.

4.     Goodwill and Other Intangible Assets

        Intangible assets comprised the following at December 31, 2001 and 2002, respectively:

	December 31, 2001			December 31, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Broadcasting licenses	€8,972	€(5,792)	€3,180	€9,818	€(6,491)	€3,327
Other amortizable intangible assets	6,621	(3,953)	2,668	7,739	(4,984)	2,755

Total	€15,593	€(9,745)	€5,848	€17,557	€(11,475)	€6,082

        The amortization expense for the years ended December 31, 2000, 2001 and 2002 were €8,124, €9,621 and €7,392, respectively. The weighted-average amortization period for broadcasting licenses and other amortizable intangible assets is 1 year and 3 years, respectively.

        The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2002	€92,123
TV2 in Hungary	7,861
Lampsi	2,972
Other — mainly translation adjustments	2,572

Goodwill at December 31, 2002	€105,528

        Our Television segment had goodwill of €75,280 and €85,105 at December 31, 2001 and 2002, respectively. Our Radio segment had goodwill of €16,843 and €20,423 at December 31, 2001, and 2002, respectively.

5.     Investments in and advances to unconsolidated subsidiaries

        Investments in and advances to unconsolidated subsidiaries consisted of the following:

	December 31,
	2001	2002
30.4% (33% in 2001) investment in TVN in Poland (see note 2)	€173,437	€138,240
40% investment in prima TV in Romania (see note 2)	5,449	3,681
20% investment in ATV in Austria (see note 2)	5,064	—
0% (35% in 2001) investment in Radio Noordzee (see Note 2)	3,104	—
Other investments in unconsolidated subsidiaries	2,173	1,743

	€189,227	€143,664

6.     Convertible Subordinated Notes due 2004

        In November 1997, the Company sold an aggregate of $75,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300 after the deduction of fees and expenses of the offering paid by the Company. Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. The 1997 Notes are redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium. In November 2002, the Company acquired and redeemed $5,000 of the 1997 Notes and recorded a gain of €1,335 upon the extinguishment of the debt.

        The 1997 Notes are subordinated to all existing and future Senior Debt of the Company, as defined in the indenture. The indenture under which the 1997 Notes were issued does not restrict the incurrence of additional senior or other indebtedness by the Company.

        Upon a change of control, each holder of the 1997 Notes has the right to cause the Company to repurchase all of such holder's 1997 Notes at a price in each case equal to 100% of the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of repurchase. In addition, in the event of certain changes in tax laws and certain other limited circumstances requiring additional payments by the Company, the 1997 Notes are redeemable in whole, but not in part, at the option of the Company at any time. The redemption price under these circumstances is equal to the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of redemption.

        The fair value of the remaining $70,000 (€66,749) of the 1997 Notes at December 31, 2002 was approximately €58,250 based on public market trading.

7.     12% Senior Notes due 2008

        On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2002.

        The loan proceeds were used, in part, for the payment and cancellation of an existing secured loan facility. The deferred financing costs related to the secured loan facility, €3,249, were expensed at the time of repayment and cancellation. The expense of €3,249 was reclassified from extraordinary loss to loss from continuing operations upon the adoption of FAS 145 as described in Note 1.

        The notes are listed on the Luxembourg Stock Exchange. At December 31, 2002, the fair market value of the notes was approximately €121,500.

8.     Other Long-term Debt

        Other long-term debt consisted of the following:

	December 31,
	2001	2002
EBRD Loan	€10,543	€8,293
Postabank	6,636	7,726
De Telegraaf	4,895	—
ING Bank	—	11,800
Obligations under capital leases	781	112
Other	1,183	1,012

	24,038	28,943
Less current portion	4,099	6,711

	€19,939	€22,232

        The EBRD loan, which is denominated in Euros, is repayable in escalating semi-annual installments and has a final maturity in December 2005. The loan is secured by a guarantee from the Company. Interest is payable at a floating rate of LIBOR plus 2.5% semi-annually from the inception of the loan (6.5% at December 31, 2002).

        The Company entered into a loan agreement with Postabank és Takarékpénztár Rt. ("Postabank"), Budapest simultaneously with an Advertising Service Agreement. The principal on the loan of HUF 1,000,000 plus interest was repayable primarily by providing advertising services to Postabank. If the loan was not repaid by way of advertising services the loan was repayable in cash in October 2005. From October 1, 2002 through to maturity the loan would not accrue interest. (See Note 18—Subsequent events).

        In April 2001, the Company obtained from De Telegraaf in the Netherlands a loan to partially fund the acquisition of TV10 (V8). The loan was repayable in five equal installments on each of the anniversaries of the inception of the loan. Interest was payable quarterly at a rate of 8% per annum. The loan was repaid in full in October 2002.

        In October 2002, the Company's Dutch operations obtained a loan from ING Bank secured by a guarantee from the Company and a pledge on the trade receivables of SBS Broadcasting BV and V8 Broadcasting BV. The loan is repayable in sixteen equal quarterly installments commencing in January 2003. Interest is payable at a floating rate of EURIBOR plus 1.75% (5.3% at December 31, 2002).

        The aggregate amounts of scheduled principal maturities on other long-term debt for each of the remaining years subsequent to December 31, 2002 are as follows:

2003	€6,711
2004	6,180
2005	5,129
2006	10,707
2007	181
Thereafter	35

€28,943

        Based upon prevailing interest rates on similar debt instruments, the Company believes that the carrying value of its other long-term debt approximates fair value. As of December 31, 2002, the Company had other credit lines available amounting to €18,411.

9.     Stock Options

        The Company adopted the 1992 Share Incentive Plan and the 1994 Share Incentive Plan (collectively, the "Plans") under which 1,800,000 Common Shares are reserved for issuance upon the exercise of options granted thereunder. In 1996, 1998, 2000 and 2001 the shareholders approved an increase of an aggregate of 6,000,000 Common Shares available for issuance under the Plans. In October 1995, the Company formalized the Company's Long-Term Employee's Stock Ownership Plan ("ESOP"), reserving 60,000 shares of the Company's common stock for awards to employees, vesting over three years. As of December 31, 2002, 43,000 shares had vested under the ESOP, 1,667 shares are scheduled to vest during 2003, and 15,333 are available for future issuance.

        Pro forma information regarding net income and earnings per Share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.1%, 4.9% and 4.5% for 2000, 2001 and 2002 respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 46%, 48% and 48% for 2000, 2001 and 2002 respectively; and an expected life of the options of ten years as of the date of grant.

        A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

	2000		2001		2002
	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
Outstanding at beginning of year	4,615	$22.53	5,442	$25.22	6,599	$25.52
Granted	1,198	$35.19	1,492	$26.49	1,367	$17.53
Exercised	(271)	$17.19	(85)	$14.12	(235)	$1.50
Forfeited	(100)	$42.67	(250)	$39.59	(595)	$39.26

Outstanding at end of year	5,442	$25.22	6,599	$25.52	7,136	$23.67
Exercisable at end of year	3,939	$22.06	4,842	$23.78	5,181	$24.68
Weighted-average fair value of options granted during the year (at fair market value)		€19.91		€19.19		€11.32
Weighted-average fair value of options granted during the year (in excess of fair market value)		€16.79		€15.55		—

        Below is additional information related to stock options at December 31, 2002:

	Outstanding
				Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Price	Stock Options (000)		Weighted - average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
$13.00—20.00	2,745	6.18	$17.37	1,378	$17.21
$20.01—30.00	3,503	5.88	$25.57	3,119	$25.49
$30.01—40.00	812	7.66	$33.50	620	$33.66
$50.01—60.00	76	5.93	$59.12	64	$58.96

	7,136	6.20	$23.67	5,181	$24.68

        The following shares of common stock are reserved for future issuance:

Stock options outstanding	7,135,635
Stock options available for future grant	279,365
Employee stock ownership plan	17,000
Common stock warrants	100,000
Convertible debt	2,403,021

Total	9,935,021

        See Note 1 for additional information regarding accounting for stock-based compensation.

10.   Restructuring Expenses

        During 2001, the Company initiated a restructuring of its businesses and corporate offices in order to position itself for upcoming challenges in the European television and radio markets. The long-term strategy is to improve margin levels and cost efficiency, through a restructuring and centralization of play-out facilities, distribution and other technical services and streamlining the organization by reducing staffing of all functions to a minimum. All restructuring activities were completed during 2002. In total the Company entered into termination agreements with a total of 165 employees during 2001. The table below summarizes the restructuring related cost charged to the consolidated statement of operations in 2001 and payments made during 2001 and 2002.

	Total restructuring expense	Paid during 2001	Paid during 2002	Accrued at December 31, 2002

Termination benefits	€8,603	€4,187	€4,416	€—
Assets impairment losses	2,896	2,896	—	—
Other	1,061	432	629	—

	€12,560	€7,515	€5,045	€—

11.   Luxembourg Capital Requirements

        Luxembourg company law requires that an appropriation be made to legal reserve of a minimum of 5% of the parent company's annual net income until this reserve equals 10% of subscribed capital. Through December 31, 2002, no amount has been required to be allocated to the legal reserve. The legal reserve may not be distributed in the form of cash dividends or otherwise during the life of the Company. The appropriation to legal reserve becomes effective upon approval at the general meeting of shareholders. As of December 31, 2002, the Company is not permitted to make any dividend distributions under Luxembourg law. The Company is authorized by its shareholders to repurchase up to 10% of the subscribed capital at prevailing prices, but in no event for an amount less than €2 per Share or greater than €30 per Share.

12.   Income Taxes

        The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of €1,139, €185, and €666 for the years ended December 31, 2000, 2001, and 2002 respectively. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets.

        Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carry forwards	€ 198,735	€ 193,223
Excess book over tax depreciation	6,125	6,101 6,084
Intangible assets	15,529	12,738
Accounts receivable	294	383
Other deferred tax assets	54	816
Less: Valuation allowance	(207,476)	(203,220)

Total deferred tax assets	€13,261	€10,041
Deferred tax liabilities:
Program rights expensed for tax purposes	(13,261)	(9,058)

Net deferred tax assets	€—	€983

        The net deferred tax assets are included in other current assets on the balance sheet.

        The tax loss carry-forwards available at December 31, 2002 and their terms are as follows:

Expiration year	Denmark	Norway	Hungary	Finland	Greece	Total
2003	10,021	—	—	—	—	10,021
2004	3,892	—	11,239	—	—	15,131
2005	4,950	—	5,176	996	—	11,122
2006	3,398	23,338	—	1,093	619	28,448
2007	4,013	18,524	—	1,290	—	23,827
2008	—	16,685	—	1,818	—	18,503
2009	—	2,247	—	822	—	3,069
2010	—	1,699	—	441	—	2,140
2011	—	15,066	—	275	—	15,341
2012	—	2,790	—	573	—	3,363

Total	€26,274	€ 80,349	€ 16,415	€7,308	€ 619	€ 130,965

        Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€251,047
Belgium	4,453
Netherlands	120,690
Sweden	8,072
United Kingdom	51,072
Hungary	13,894

Total tax losses carried forward indefinitely	€449,228

Total tax losses carried forward	€580,193

13.   Fair value of financial instruments

        The carrying amounts and fair values of the Company's financial instruments at December 31, 2001, and 2002 are as follows:

	2001		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	€ 70,393	€ 70,393	€ 67,040	€ 67,040
Available-for-sale investments	13,201	13,201	9,789	9,789
Notes payable, current	1,925	1,925	1,355	1,355
7% convertible subordinated notes	84,260	72,542	66,749	58,250
12% senior notes	135,000	110,700	135,000	121,500
Other long term debt	19,939	19,939	22,232	22,232
Foreign currency exchange contracts	858	858	(4,752)	(4,752)

14.   Accumulated other Comprehensive Income (Loss)

        The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Total

Balance at January 1, 2000	€(18,808)	€42	€(18,766)
Currency translation adjustment	13,058	—	13,058
Change in unrealized gain (loss) on available-for-sale	—	(2,875)	(2,875)

Balance at December 31, 2000	€(5,570)	€(2,833)	€(8,583)
Currency translation adjustment	6,640	—	6,640
Change in unrealized gain (loss) on available-for-sale	—	2,833	2,833

Balance at December 31, 2001	€710	€—	€710
Currency translation adjustment	(943)	—	(943)

Balance at December 31, 2002	€(233)	€—	€(233)

15.   Pension Plans

        The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2000, 2001 and 2002 expenses under these plans were €835, €814 and €1,378, respectively.

16.   Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television or radio operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into three reporting segments: (i) "Television operations", (ii) "Radio operations", and (iii) "SBS New Media operations". There are no material product transfers between segments of the Company. The reporting segments is defined as follows:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "SBS New Media operations", which includes results from vt4.net (in Belgium), transactional revenues related to e-commerce businesses ("e-ventures"), in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euro, except share data)

	Years Ended December 31,
	2000	2001	2002
Television Operations
Net revenues:
TVNorge (in Norway)	€54,974	€47,130	€50,563
Kanal 5 (in Sweden)	61,604	54,444	67,721
TvDanmark 1 and TvDanmark 2 (in Denmark)	37,851	46,712	40,088
VT 4 (in Belgium)	50,998	45,695	43,344
SBS6, NET5 and V8 (in the Netherlands)	140,698	160,366	193,585
TV 2 (in Hungary)	62,345	69,177	69,024
Prima TV (in Romania)	2,732	2,907	—
Other	7,418	5,921	6,322

Total net revenues	418,620	432,352	470,647

Station operating expenses	318,720	337,370	350,508
Selling, general and administrative expenses	72,346	71,312	76,842
Depreciation and amortization	20,879	27,090	19,423

Total operating expense	411,945	435,772	446,773

Income (loss) from operations	€6,675	€ (3,420)	€23,874

Assets at year-end	€457,841	€432,201	€451,208

Radio Operations
Net revenues:
Denmark	€11,823	€13,013	€12,926
Sweden	11,196	9,357	9,106
Finland	12,989	12,901	12,171
Greece	1,827	717	1,428

Total net revenues	37,835	35,988	35,631

Station operating expenses	13,722	14,691	14,918
Selling, general and administrative expenses	17,286	17,110	16,401
Depreciation and amortization	4,077	4,326	3,150

Total operating expense	35,085	36,127	34,469

Income (loss) from operations	€2,750	€(139)	€1,162

Assets at year-end	€35,404	€34,403	€35,860

SBS New Media Operations
Net revenues:
VT4 Network	€434	€1,115	€2,130
Other	5,215	10,398	2,446

Total net revenues	5,649	11,513	4,576

Station operating expenses	370	607	537
Selling, general and administrative expenses	1,660	1,272	947
Depreciation	153	194	339

Total operating expenses	2,183	2,073	1,823

Income from operations	€3,466	€9,440	€2,753

Assets at year end	€32,278	€3,453	€2,022

Consolidated
Net revenues	€462,104	€479,853	€510,854

Income from operating segments	12,891	5,881	27,789
Corporate expenses	(13,581)	(16,567)	(14,515)
Non-cash compensation	(700)	(3,006)	(1,559)
Restructuring expenses	—	(12,560)	—
Non-recurring expense	(2,268)	(4,373)	—

Income (loss) from operations	€(3,658)	€(30,625)	€11,715

Assets at year-end — Corporate	€231,195	€232,576	€178,421

17.   Commitments and Contingencies

        As of December 31, 2002, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €232,460. Because the license periods for such programming had not commenced as of December 31, 2002, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

        Expense under operating leases, principally for transponder and uplink, amounted to €43,586, €43,783 and €44,162 in the years ended December 31, 2000, 2001 and 2002, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2002 are as follows:

Years Ended December 31,	Capital leases	Operating leases	Programming commitment
2003	€119	€27,338	€122,433
2004	—	27,253	51,159
2005	—	26,375	43,821
2006	—	11,122	15,047
2007	—	7,056	—
Thereafter	—	13,208	—

Minimum lease payments	119	€112,352	€232,460

Imputed interest	(7)

Present value of minimum lease payments	€112

        The Company has entered into guarantees and indemnification agreements with third-parties that relate to unconsolidated entities as described in Note 2 for programming commitments. The maximum exposure of these guarantees and indemnification agreements is described within Note 2. The Company has not accrued any liability for their performance under these guarantees as their performance obligation is not considered probable at December 31, 2002.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

18.   Subsequent Events (unaudited)

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1,400,000 (€5,700) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        During March 2003, we acquired and redeemed $5 million of the 1997 Notes. We recorded a gain of €109 on this extinguishments of debt.

        In April, RBC's interest in Amerom has been diluted to 82% following the issue of shares representing 4% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. These managers are currently entitled to be issued a further 2% of the capital of Amerom under that agreement. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom on RBC. The consideration for such shares is to be determined by an independent valuation of Amerom.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

Report of Independent Auditors

        To the Supervisory Board and Shareholders of TVN Sp. z o.o.:

        We have audited the accompanying consolidated balance sheets of TVN Sp. z o.o. and its subsidiaries (the "Company") as at December 31, 2002 and 2001 and the related consolidated income statements, consolidated statements of changes in shareholders' equity and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Accounting Standards.

        International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and determination of consolidated shareholders' equity as at December 31, 2002 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
February 4, 2003

TVN Sp. z o.o.

CONSOLIDATED INCOME STATEMENTS

(expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Revenue	3, 25	555,826	467,719
Programming and broadcasting costs	4, 25	(340,139)	(322,918)
Selling, general and administration expenses	5, 25	(86,481)	(100,644)
Other operating (loss)/ income, net		(2,788)	1,120

Operating profit		126,418	45,277
Finance costs, net	8	(32,426)	(2,077)

Profit before income tax		93,992	43,200
Income tax charge	17	(31,282)	(14,445)

Net profit		62,710	28,755

Basic and diluted Earnings per share (not in thousands)	22	95.30	43.70

        The accompanying notes are an integral part of these consolidated financial statements.

TVN SP. z o.o.

CONSOLIDATED BALANCE SHEETS

(expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	December 31, 2002	December 31, 2001
ASSETS
Non-current assets
Property, plant and equipment	9	60,490	69,936
Intangible assets	10	21,820	27,806
Non-current programming inventory	11	26,929	25,709
Available-for-sale investments	13	11,388	10,968
Restricted cash	12	29,510	—
Deferred tax asset	17	11,824	6,933
Other non current assets		1,507	—

		163,468	141,352
Current assets
Current programming inventory	11	34,586	28,212
Restricted cash		—	1,110
Trade receivables		101,561	91,011
Related party receivables	25	41,665	19,768
Prepayments and other assets		7,189	13,533
Corporate income tax receivable		3,924	2,301
Cash and cash equivalents		36,686	24,825

		225,611	180,760

TOTAL ASSETS		389,079	322,112

EQUITY AND LIABILITIES
Shareholders' equity/(deficit)
Share capital	14	65,800	65,800
Cumulative translation adjustment		27	(9)
Accumulated deficit		(27,506)	(90,216)

		38,321	(24,425)
Non-current liabilities
Long-term borrowings	15	186,129	73,498
Related party borrowings	25	43,702	131,602

		229,831	205,100
Current liabilities
Trade payables		56,334	67,334
Related party payables	25	3,415	6,481
Accrued interest on related party borrowings	25	538	1,950
Current portion of long-term borrowings	15	—	33,014
Other liabilities and accruals	16	60,640	32,658

		120,927	141,437

TOTAL EQUITY AND LIABILITIES		389,079	322,112

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY(DEFICIT)

(expressed in PLN, all amounts in thousands, except a othewise stated)

	Number of shares	Share capital	Cumulative translation adjustment	Fair value reserve	Accumulated deficit	Shareholders' (deficit)/equity
Balance at January 1, 2001
—as previously reported	658,000	65,800	(5)	—	(119,071)	(53,276)
—effect of adopting IAS 39	—	—	—	—	—	—

—as restated	658,000	65,800	(5)	—	(119,071)	(53,276)
Net profit	—	—	—	—	28,755	28,755
Result of transactions under common control	—	—	—	—	100	100

Cumulative translation adjustment	—	—	(4)	—	—	(4)

Balance at December 31, 2001	658,000	65,800	(9)	—	(90,216)	(24,425)

Balance at January 1, 2002	658,000	65,800	(9)	—	(90,216)	(24,425)
Net profit	—	—	—	—	62,710	62,710
Cumulative translation adjustment	—	—	36	—	—	36

Balance at December 31, 2002	658,000	65,800	27	—	(27,506)	38,321

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

CONSOLIDATED CASH FLOW STATEMENTS

(expressed in PLN, all amounts in thousands, except a othewise stated)

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Operating activities
Cash generated from operations	18	126,513	69,241
Interest received		1,390	4,457
Interest paid		(21,637)	(28,600)
Tax paid		(37,795)	(6,859)

Net cash generated from operating activities		68,471	38,239
Investing activities
Payments to acquire property, plant and equipment		(9,292)	(47,266)
(Increase)/Decrease in restricted cash		(28,400)	1,670
Proceeds from the disposal of property, plant and equipment		975	1,059
Payments to acquire intangible assets		(3,063)	(9,367)
Payments to acquire shares in available-for-sale investments		—	(2)

Net cash used in investing activities		(39,780)	(53,906)
Financing activities
Proceeds from long-term loans		190,186	—
Payments of long-term loans		(120,837)	(25,025)
Proceeds from related party borrowings		37,584	59,845
Payments of related party borrowings		(123,763)	(6,977)

Net cash (used in)/generated from financing activities		(16,830)	27,843
Increase in cash and cash equivalents		11,861	12,176

Movement in cash and cash equivalents
At the start of the year		24,825	12,649
At the end of the year		36,686	24,825

		11,861	12,176

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in PLN, all amounts in thousands, except as otherwise stated)

1.     TVN

        These financial statements were authorized for issuance by the Management Board on February 4, 2003.

        TVN Sp. z o.o. was formed in May 1995 and is a private limited television broadcasting company established under the laws of Poland. In 1997 TVN Sp. z o.o. obtained licenses granted by the Polish National Radio and Television Council for nine regional television frequencies in northern Poland and for local frequencies in Warsaw and in £ódY. Telewizja Wis3a Sp. z o.o. ("TV Wis3a"), a wholly owned subsidiary, holds broadcasting licenses to operate in the southern regions of Poland. Since October 1997 the TVN consolidated group ("TVN" or the "Company") has been broadcasting under the TVN label. The Company also holds 5.86% of the voting interest in Polskie Media S.A. ("Polskie Media") (see Note 13). TVN's revenue is generated in Poland and all of its assets are located in Poland.

        TVN is a part of a group of companies owned, either wholly or partially, by International Trading and Investments Holdings S.A. Luxembourg ("ITI Group"). The ITI Group has been active in Poland since 1984 and is one of the largest media and entertainment groups in Poland. ITI Holdings is a Luxembourg company listed on the Luxembourg Stock Exchange. The operating affiliates of the ITI Group are based in Poland and operate in television broadcasting, television programming productions and television commercials production, Internet, multiplex cinemas, theatrical and home video distribution and investments.

        The ITI Group conducts its television broadcasting operations in Poland through TVN and TVN 24. The ITI Group's television production business is conducted at TVN and through Endemol-Neovision Sp. z o.o. ("Endemol-Neovision"), a joint venture between the ITI Group and Endemol Entertainment B.V. ("Endemol"), one of the largest independent television entertainment producers in Europe. Endemol-Neovision has exclusive production and distribution rights in Poland to all current and future Endemol television formats. TVN has the right of first refusal with respect to all of the Endemol formats before they are produced and distributed by Endemol-Neovision to any other broadcaster in Poland. ITI Film Studio Sp. z o.o. ("ITI Film Studio"), an indirect wholly owned subsidiary of ITI Holdings, is the leading producer of television commercials and promotional videos in Poland, and offers voice-over, dubbing, and post-production services. ITI Film Studio also produces television programming.

        In July 2000, the ITI Group entered into a strategic partnership for television broadcasting and production and related business development with SBS Broadcasting S.A. ("SBS"), one of Europe's leading television and media companies. ITI Group sold a 33% interest in TVN to SBS. On 23 December 2002, ITI TV Holdings repurchased 2.6% of SBS's interest in TVN. In addition the ITI Group and SBS entered into a call option agreement, whereby the ITI Group is granted an irrevocable call option to acquire the remaining interest of 30.4% in TVN held by SBS until 31 December 2003.

2. Accounting principles

Basis of accounting

        TVN maintains its accounting records in accordance with Polish accounting and tax regulations. These consolidated financial statements are prepared in accordance with International Accounting Standards. The consolidated financial statements are prepared under the historic cost convention except as disclosed in the accounting policies below.

        The financial statements have been prepared on the assumption that TVN is a going concern. Hence, it is assumed that TVN has neither the intention nor the need to liquidate or curtail materially the scale of its operations.

Reporting and measurement currency

        The accompanying financial statements are presented in Polish Z3oty (PLN), which is the reporting and measurement currency of TVN.

Consolidation

        Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company, and are no longer consolidated from the date the Company ceases to have control. All intragroup transactions, balances and unrealised surpluses and deficits on transactions between TVN companies have been eliminated.

Foreign currency

        Transactions denominated in foreign currencies are accounted for at the rates of exchange applicable on the date of the transactions. Gains and losses arising from the settlement of such transactions are recognised in the income statement.

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange applicable at the balance sheet date.

        When translating the financial statements of foreign subsidiaries monetary and non-monetary assets and liabilities, denominated in a currency other than PLN, are translated into the reporting currency (PLN) at the rate of exchange ruling at the year-end. Income and expense items are translated at the exchange rate at the date of the transactions. Translation differences are recorded directly in shareholders' equity as a cumulative translation adjustment.

        Transactions with related parties are translated into PLN using National Bank of Poland's ("NBP") average rate. Transactions with third parties are translated using leading bank's exchange rate. The bank borrowings were translated using BPH PBK's exchange rate at the balance sheet date.

Use of estimates

        The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reported period. Actual results could differ from these estimates.

Exchange rates and inflation:

	PLN Exchange Rate to U.S. dollar	PLN Exchange Rate to Euro	Movement in Consumer Price Index
Year ended:
December 31, 2002	3.9087	4.0997	0.8%
December 31, 2001	3.9863	3.5219	3.6%

Financial instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, receivables, available-for-sale investments, payables and borrowings. The particular recognition methods adopted and the effects of IAS 39 on those items, if any, are disclosed in the individual policy statements associated with each item.

Investments

        TVN classified its investments into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired and currently maintained. The Company determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments. In 2002 and 2001, TVN did not have any investments in this category.

        Investments with a fixed maturity that the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, unless they mature in less than twelve months from the balance sheet date. In 2002 and 2001 the Company did not hold any investments in this category.

        All investments not classified as trading or held-to-maturity are classified as available-for-sale. These are included in non-current assets unless the Company has expressed an intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. The Company has classified its long-term investment which comprises Polskie Media into this category (see Note 13).

        The Company recognises its available-for-sale investments initially at cost. In subsequent periods, these investments are remeasured to their fair value. The resulting gains or losses are recognised directly in equity, through the statement of changes in shareholders' equity, until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded in equity is included in the income statement for the period. Available-for-sale investments with no quoted market price and for which other methods of reasonably estimating the fair value are clearly inappropriate or unworkable are carried at cost.

Property, plant and equipment

        Property, plant and equipment are stated at historical cost less depreciation. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

        Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is expensed in the period in which it is incurred. Repair, and maintenance and charged to the income statement during the financial period in which they are incurred.

        Upon retirement or disposal of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognised in the income statement.

        Depreciation is charged so as to write off the cost, or valuation, of property, plant and equipment less their estimated residual values on a straight-line basis over their expected useful economic lives as follows:

Term
TV & Broadcasting equipment	4 years
Vehicles	4 years
Studio vehicles	8 years
Furniture and fixtures	4 years

        Leasehold improvements are amortised over the shorter of their useful life or the related lease term. Land is not depreciated.

        Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in operating profit.

        Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying fixed assets purchased during the period prior to commissioning are capitalised as part of the cost of the asset and depreciated over the normal depreciation period for that class of fixed assets. Borrowing costs incurred after the date of commissioning are charged to the income statement.

Intangible assets

        Expenditures on acquired programming formats and broadcasting licenses are capitalised and amortised using the straight line method over their expected useful economic lives:

Term
Programming formats	5 years
Broadcasting licenses	life of the license

        Goodwill represents the excess of the cost of an acquisition over the fair value of TVN's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill resulting from the acquisition of TV Wis3a is amortised over a period of 8 years using the straight-line method. TVN periodically evaluates the carrying value of assets, including intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Factors that TVN considers important, which could trigger an impairment review include, but are not limited to, significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for TVN's overall business, and significant negative industry or economic trends. The carrying value of an asset is considered impaired when the anticipated discounted cash flows from such an asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset or its value in use. Fair market value is determined by evaluating the price of similar assets in an active market. Value in use is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

        Other intangible assets include acquired computer software. Acquired computer software is capitalised and amortised using the straight-line method over two to three years Research expenditure is recognized as an expense as incurred.

Programming inventory

        Programming inventory includes acquired program rights, co-production and production costs. The individual accounting policies adopted for each of these categories are summarized below:

Acquired program rights

        Program rights acquired by TVN under license agreements and the related obligations are recorded as assets and liabilities at their present value when the program is available and the license begins. The costs are allocated to individual programs within the package on the basis of the relative value of each to TVN. The capitalised costs of program rights are recorded in the balance sheet at the lower of unamortised cost or estimated recoverable amount calculated for each package acquired. A write down is recorded if unamortised costs exceed the net realizable value for a package. The capitalised costs are amortised based on the estimated number of future showings as follows:

Films	60% on first showing, 40% on second showing
Series and documentary movies	90% on first showing, 10% on second showing
Animations	100% on first showing
Sport and current events	100% on first showing

        24 hours repeats and 3rd or more runs are zero valued

        Program rights are allocated between current and non-current assets based on estimated date of usage.

        Amortisation of program rights is included in programming and broadcasting costs.

Production costs

        Production costs comprise capitalised internal and external production costs in respect of programs specifically produced for TVN under licences from third parties.

        Production costs are stated at the lower of cost or net realisable value on a program by program basis. Production costs are amortised based on the estimated number of future showings as follows:

Programs with second run in prime time	60% on first showing, 40% on second showing
Programs with second run beyond prime time	90% on first showing, 10% on second showing
Programs expected to be broadcast once	100% on first showing
Fiction series	50% on first showing, 30% on second showing, 20% on third showing

Programming inventory (continued)

        Production costs are allocated between current and non-current assets based on estimated date of usage. Amortisation of production costs is included in programming and broadcasting costs.

Co-production

        Programs co-produced by TVN are stated at the lower of cost or estimated net realisable value. Program costs are amortised using the individual-film-forecast-computation method, which amortises film costs in the same ratio that current gross revenues bear to anticipated total gross revenues.

Leases

        Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

        Leases of property, plant and equipment where TVN assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The lease payments are apportioned between a reduction of the outstanding capital liability and interest in such a way as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment held under finance leasing contracts is depreciated over the shorter of the lease term or the useful life of the asset.

Trade receivables

        Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of settlement. The amount of the provision is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected cash flows, discounted at the market rate of interest for similar borrowings.

Cash and cash equivalents

        Cash and cash equivalents comprise cash in hand, call deposits with banks, and investments with maturity of less than three months from the date of acquisition.

Restricted cash

        Restricted cash primarily represents amounts held by financial institutions as collateral on guarantees given by these financial institutions on behalf of the Company. Restricted cash is allocated between current and non-current assets based on contractual terms of releasing the collateral.

Borrowings

        TVN recognises its borrowings (comprising bank loans and related party borrowings) initially at their issue proceeds, net of transaction costs incurred. In subsequent periods, borrowings are stated at their initial value plus finance costs less amounts paid. Finance costs, which comprise interest, transaction costs and any difference between proceeds (net of transaction costs) and the redemption value, are allocated over the period of the borrowing so as to achieve a constant rate of interest on the carrying amount.

Derivative financial instruments

        Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on whether the derivative transaction qualifies for hedge accounting under the specific rules of IAS 39. For derivative transactions that do not qualify for such hedge accounting, changes in the fair value are recognised in the income statement. At December 21, 2002, the Company did not have any derivative financial instruments.

Provisions

        Provisions are recognised when TVN has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Deferred income tax

        Deferred income tax is provided using the liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Revenue recognition

        Revenue primarily results from the sale of advertising spots and is recognised in the period in which the advertising is broadcast. Discounts given are deducted from revenue. Other revenues are recognised generally upon the performance of service, net of VAT and discounts, and after eliminating sales within the Company.

Barter transactions

        Revenue from barter transactions (television-advertising time provided in exchange for goods and services) is recognised when commercials are broadcast. Programming, merchandise or services received as part of barter transactions are expensed or capitalised as appropriate when received or utilised. TVN records barter transactions at the estimated fair market value of the programming, merchandise or services received. If merchandise or services are received prior to the broadcast of a commercial, a liability is recorded. Likewise, if a commercial is broadcast first, a receivable is recorded.

Advertising costs

        TVN expenses advertising costs at the time of the first broadcast or publication.

Retirement benefit costs

        TVN contributes to State and privately managed defined contribution plans. Contributions to defined contribution pension plans are charged to the income statement in the period to which they relate.

Comparative financial information

        Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. No amendments have resulted in changes to previously presented results or shareholder funds.

3.     Revenue

	Year ended December 31, 2002	Year ended December 31, 2001
Net revenue from advertising spot sales	487,104	392,002
Other revenue	54,864	63,790
Revenue from related parties (see Note 25 (i))	13,858	11,927

	555,826	467,719

        Other revenue relates mainly to amounts earned under agreements with advertisers for sponsoring certain TVN programs, audiotele revenues and sales of licenses.

4.     Programming and broadcasting costs

	Year ended December 31, 2002	Year ended December 31, 2001
Programming rights purchased	78,636	78,260
Amortisation of programming rights	28,660	37,244
Local production costs	122,770	142,286
Depreciation and amortisation	23,058	32,303
Royalties	19,705	17,904
Reversal of royalty provision	—	(22,707)
Dubbing and voice-over	2,496	3,056
Broadcasting costs	64,814	34,572

	340,139	322,918

        Programming rights purchased comprise programming rights acquired from JHH Exploitatie Maatschappij B.V. ("JHH") who has entered into a partnership agreement with FFMP Financial Holding B.V. ("FFMP"). JHH/FFMP invoices TVN for programs on a usage basis for hours broadcast at an average cost per hour. TVN has the right of first refusal to each title in JHH/FFMP's programming library. As at 31 December 2002 TVN does not have any contractual commitments to acquire any programming rights from JHH/FFMP. ITI Holdings has provided guarantees in the amount of US$ 65,000 (covering a 3 year output deal) to Warner Bros. International Television Distribution, US$ 8,000 to DreamWorks and US$ 2,000 to Saban International in respect of programming rights purchased by JHH/FFMP to be broadcast by TVN.

        TVN is required under Polish law to pay a portion of its revenue related to the sales of airtime to ZAIKS, an association that protects the rights of Polish artists for the use of certain artistic rights. Beginning in fiscal year 1999, TVN disputed the specified fee currently being paid and stopped payment of such fee. In 2001, TVN reached an out of court settlement with ZAIKS to pay a lump sum of approximately PLN 10 million and agreed also a level of royalties to be paid on its revenue in the future. As a result of the out of court settlement, TVN released the remaining provision of 22,707 recorded in regards to that matter at that date.

5.     Selling, general and administration expenses

        Selling, general and administration expenses include:

	Year ended December 31, 2002	Year ended December 31, 2001
Rental	9,590	10,099

Marketing and research	9,142	16,593

Other taxes	7,865	4,488

Bad debts written off and doubtful debts provided for	2,869	3,603

6.     Staff costs

	Year ended December 31, 2002	Year ended December 31, 2001
Wages and salaries	56,161	50,201
Social security costs	4,647	4,761

	60,808	54,962

Average number of persons employed by TVN during the period (not in thousands)	457	450

7.     Depreciation and amortisation

	Year ended December 31, 2002	Year ended December 31, 2001
Depreciation of property, plant and equipment (see Note 9)	23,114	35,485
Amortisation of intangible assets (see Note 10)	8,813	10,452

	31,927	45,937

8.     Finance costs, net

	Year ended December 31, 2002	Year ended December 31, 2001
Interest income	1,416	2,427
Interest expense on bank borrowings	(6,666)	(9,798)
Interest expense on related party borrowings (see Note 25)	(8,156)	(14,680)
Interest expense on finance leases	—	(157)
Penalty interest for late payments to trade and tax creditors	(2,043)	(348)
Penalty interest on overdue amounts due from related party transactions, net (see Note 25)	2,656	—
Penalty interest, net	(5,944)	2,046
Foreign exchange (losses)/ gains net	(13,689)	18,433

	(32,426)	(2,077)

9.     Property, plant and equipment

	December 31, 2002	December 31, 2001
Property, plant and equipment, net
Freehold land	12,153	12,153
Leasehold improvements	17,274	19,774
TV and broadcasting equipment	25,747	30,848
Vehicles	4,501	6,190
Furniture and fixtures	815	971

	60,490	69,936

        Bank borrowings are secured on properties to the value of PLN 20,222 at December 31, 2002 (PLN 9,133 at December 31, 2001).

        Changes in property, plant and equipment

	Freehold land	Leasehold improvements	TV and broadcasting equipment	Vehicles	Furniture and fixtures	Total
Gross value
January 1, 2002	12,153	36,025	109,266	10,085	4,461	171,990
Additions	—	1,980	12,104	86	607	14,777
Disposals	—	—	(3,241)	(818)	—	(4,059)

December 31, 2002	12,153	38,005	118,129	9,353	5,068	182,708

Accumulated depreciation
January 1, 2002	—	16,251	78,418	3,895	3,490	102,054
Charge for the period	—	4,480	16,350	1,521	763	23,114
Disposals	—	—	(2,386)	(564)	—	(2,950)

December 31, 2002	—	20,731	92,382	4,852	4,253	122,218

Net book value at December 31, 2001	12,153	19,774	30,848	6,190	971	69,936

Net book value at December 31, 2002	12,153	17,274	25,747	4,501	815	60,490

10.   Intangible assets

	December 31, 2002	December 31, 2001
Goodwill	13,373	19,627
Broadcasting licenses	2,224	2,812
Software and other	6,223	5,367

	21,820	27,806

        Goodwill arose on the acquisition of TV Wis3a and is being amortized over 8 years ending in 2005.

        Changes in intangible assets

	Goodwill	Broadcasting licenses	Software and other	Total
Gross value
January 1, 2002	50,028	5,263	9,695	64,986
Additions	—	93	2,734	2,827

December 31, 2002	50,028	5,356	12,429	67,813

Accumulated amortisation
January 1, 2002	30,401	2,451	4,328	37,180
Charge for the period	6,254	681	1,878	8,813

December 31, 2002	36,655	3,132	6,206	45,993

Net book value at December 31, 2001	19,627	2,812	5,367	27,806

Net book value at December 31, 2002	13,373	2,224	6,223	21,820

        Bank borrowing are secured on intangible assets with a net book value of PLN 2,940 at December 31, 2002.

11.   Programming inventory

	December 31, 2002	December 31, 2001
Acquired programming rights	37,739	43,662
Co-productions	752	1,719
Productions	23,024	8,540

	61,515	53,921
Less current portion of programming inventory	(34,586)	(28,212)

Non-current portion of programming inventory	26,929	25,709

Changes in acquired programming rights

	Year ended December 31, 2002	Year ended December 31, 2001
Net book value as at 1 January	43,662	47,825
Additions	21,769	33,081
Amortisation	(27,692)	(24,006)
Impairment loss	—	(13,238)

Net book value as at 31 December	37,739	43,662

        TVN evaluated its programming rights for possible impairment. The value in use of these assets was assessed on the basis of estimated future cash flows. As a result, TVN recognized an impairment loss of 13,238 during the year ended December 31, 2001.

        Acquired programming rights and co-productions with a net book value of 35,756 are pledged as a security for bank borrowings.

12.   Restricted Cash

        Restricted cash represents bank deposits used as collateral in connection with future payments relating to satellite sub-lease agreements. These deposits are denominated in Euro.

13.   Available-for-sale investments

        The balance comprises TVN's investment in Polskie Media. As at December 31, 2002, TVN has an 8.86% equity interest (11% as at December 31, 2001) and 5.86% of the voting rights (6.73% as at December 31, 2001). TVN does not have any significant influence over the financial and operating policies of Polskie Media. This investment is carried at cost which approximates the fair value of this investment. Polskie Media holds broadcasting licences for some of the major cities in Poland including Warsaw, Cracow and Łódz.

14.   Share Capital (not in thousands)

        The total authorised number of ordinary shares is 658,000 shares with a par value of 100 per share. All shares are fully paid.

15.   Borrowings

	December 31, 2002	December 31, 2001
Current portion of long-term borrowings	—	33,014
Non-current portion of long-term borrowings	186,129	73,498

Total borrowings	186,129	106,512

        On December 23, 2002, the Company entered into a five year Loan Agreement with a consortium led by BPH PBK (the "BPH PBK facility"). The total credit facility amounts to an equivalent of USD 70,000. As at December 31, 2002 the Company had drawn down approximately Euro 46,789 from this facility.

        The loan agreement includes covenants, related to the Company's profitability and gearing ratios, restriction on the repayment of related party borrowings and related interest, payment of dividends, investments and disposals made by the Company, and additional borrowings which can be taken by the Company. Further draw-downs of the borrowing are subject to certain approvals from the shareholders of the Company.

        The loan principal will be repaid as follows (in Euro):

Due in 2003	—
Due in 2004	7,678
Due in 2005	13,037
Due in 2006	13,037
Due in 2007	13,037

46,789

        The loan is secured by certain assets and rights of the Company with a net book value of PLN 58,918, TVN Sp. z o.o.'s investment in TV Wis3a, 33% of the Company's shares held by ITI TVN Holdings Sp. z o.o., combined capped mortgages over the Company's real properties, a registered pledge agreement over claims under all bank account agreements with the Banks, and rights under the insurance policies of the Company.

        The loan interest rate is EURIBOR (3 months) plus 1.40%. The carrying amounts of borrowings approximate their fair value.

        On December 23, 2002, the Company signed a Multicurrency Multioption Revolving Loan Agreement with BPH PBK, under which a loan in the amount of USD 5,000 is to be made available to the Company by BPH PBK. As at December 31, 2002, the Company had not made any draw-downs on this facility. The loan interest rate is EURIBOR (3 months) plus 0.85%.

        The effective interest rates for bank borrowings were 5.38% and 7.4% at December 31, 2002 and 2001, respectively.

16.   Other liabilities and accruals

	December 31, 2002	December 31, 2001
VAT and other taxes payable	11,301	9,195
Employee benefits	7,814	5,077
Deferred income from sales of airtime	8,012	6,376
Accrued legal costs	5,207	—
Other liabilities and accrued costs	28,306	12,010

	60,640	32,658

        Other liabilities and accrued costs mainly include revenue related accruals, accruals for employee costs and other cost accruals.

17.   Taxation

	Year ended December 31, 2002	Year ended December 31, 2001
Current tax charge	(36,173)	(4,146)
Prior year tax adjustment charge	—	(1,505)
Deferred tax benefit / (charge)	4,891	(8,794)

	(31,282)	(14,445)

Reconciliation of accounting profit to tax charge
Profit before income tax	93,992	43,200
Income tax charge at the enacted statutory rate of 28%	(26,318)	(12,096)
Tax impact of amortization of goodwill	(1,751)	(1,751)
Expenses not deductible for tax purposes	(3,213)	(598)

Tax for the year	(31,282)	(14,445)

        There is no procedure for any final agreement of tax assessment in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, TVN may be subject to additional tax liabilities that might arise as a result of such an audit. However, management is not aware of any significant unaccrued potential tax liabilities that might arise in these circumstances.

	Year ended December 31, 2002	Year ended December 31, 2001
Movements in deferred tax
Opening balance	6,933	15,727
Benefit/(charge) for the year	4,891	(8,794)

	11,824	6,933

	December 31, 2002	December 31, 2001
Deferred tax
Differences in depreciation and amortisation rates for tax and accounting purposes	5,283	5,059
Non-deductible provisions and accruals	7,261	3,851
Unrealised foreign exchange differences	(1,049)	(2,691)
Unpaid interest accrued	329	714

	11,824	6,933

18. Reconciliation of operating profit to net cash generated from operations

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Profit before income tax		93,992	43,200
Depreciation & amortisation	7	31,927	45,937
Amortisation of program rights	11	27,692	24,006
Impairment loss on programming inventory		—	13,238
Bad debt expense		2,329	3,603
Finance costs, net	8	32,426	2,077
Barter revenue/costs, net		(19,766)	(20,390)
Unused provision reversed	4	—	(22,707)
Payments to acquire programming rights		(2,207)	(7,286)
Changes in working capital:
Trade receivables		(12,700)	(36,686)
Local production costs		(13,517)	3,946
Other receivables		4,443	9,318
Related party receivables		(19,511)	(30,617)
Trade creditors		(29,900)	63,150
Related party creditors		(2,397)	(25,888)
Provisions, other short term liabilities and accruals		33,702	4,340

Cash generated from operations		126,513	69,241

Non-cash transactions

Barter transactions

	Year ended December 31, 2002	Year ended December 31, 2001
Advertising revenue	22,817	28,430

Other expenses	3,051	8,040

Acquisition of program rights	19,562	22,820

19.    Commitments

        The Company has entered into a number of operating lease and other agreements. The commitments derived from these agreements are presented below.

(i)
Total future minimum payments relating to operating lease agreements signed as at December 31, 2002:

	Related parties	Non-related parties	Total
Due in 2003	7,746	1,205	8,951
Due in 2004	6,018	1,205	7,223
Due in 2005	6,018	1,205	7,223
Due in 2006	6,018	1,205	7,223
Due in 2007 and thereafter	6,522	4,720	11,242

	32,322	9,540	41,862

        Contracts signed with related parties relate to lease of office space and TV studios from ITI Poland S.A., ITI Film Studio Sp. z o.o., and Media Business Centre Sp.z o.o. ("MBC"). The rental fee is inflation indexed. Commitments in foreign currencies were calculated using exchange rates to Polish złoty at December 31, 2002. ITI Poland S.A. and MBC are controlled by majority shareholders of the ITI Group. ITI Film Studio Sp. z o.o. is a subsidiary of the ITI Group.

        In addition to the lease agreements disclosed above, TVN has agreements with third parties for the provision of satellite capacity. These agreements are valid until the end of the operational lifetime of the related satellite transponders. Under these agreements TVN is obliged to pay monthly leasing fees of Euro 621. There are bank guarantees in the amount of Euro 7,446 to secure the agreements.

(ii)   Barter commitments

        According to barter agreements signed, TVN has an outstanding commitment of service to broadcast advertising of a value of 2,067 to settle amounts payable recorded as of December 31, 2002 (3,274 at December 31, 2001). The service to broadcast advertising will be rendered under commercial terms and conditions and at market prices.

(iii) Other commitments

        At December 31, 2002, TVN assumed contractual commitments of 22,582 to acquire property, plant and equipment and programming inventory (8,826 at December 31, 2001).

20. Management Board remuneration

        Management Board remuneration for the year ended December 31, 2002, amounted to 2,943 (2,940 in 2001).

21. Contingent liabilities

RF Technology

        In January 1999, RF Technology, a TV equipment supplier, filed a claim against the Company with the court in respect of TV equipment allegedly delivered to the Company. The amount claimed was US$ 1,256. The Company asserts that all amounts due to RF Technology have been settled. The

Management Board believes that the outcome of this matter will not have a material impact on TVN's liquidity, financial position of results of operations as of and for the year ended December 31, 2002.

22. Basic and diluted earnings per share (not in thousands)

        Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 658,000 shares; 2001: 658,000 shares). There were no outstanding dilutive instruments during the years ended December 31, 2002, and 2001.

23. Financial risk management

Credit risk

        Financial assets which potentially expose TVN to concentration of credit risk consist principally of cash, trade receivables and related party receivables. TVN places its cash and cash equivalent and restricted cash with financial institutions that the Company believes are credit worthy. TVN does not consider the concentration of credit risk as significant. TVN performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers. Trade receivables are carried at amortised cost that includes an allowance for the impairment resulting from non-recovery and late payment.

Interest risk

        Interest rates on borrowings are set out in Note 15 and Note 25.

        Management does not consider it is cost effective to use financial instruments to hedge or otherwise seek to reduce interest risk.

Foreign currency risk

        TVN's revenue is denominated in Polish Złoty. Liabilities to suppliers of foreign programming rights and foreign satellite costs are denominated in USD or Euro. Other costs are predominantly denominated in PLN. The majority of TVN's borrowings are denominated in Euro. Management does not consider it is cost effective to use financial instruments to hedge or otherwise seek to reduce foreign currency risk.

Fair value estimation

        The face values less any estimated credit adjustments for financial assets and liabilities with maturity of less than one year are assumed to approximate their fair values.

Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and the availability funding through an adequate amount of committed credit facility.

        Management believes that the face value less any estimated credit adjustments for the remaining financial assets and financial liabilities with a maturity of more than one year approximate their fair values.

24. Group companies

        The consolidated financial statements of TVN at December 31, 2002, comprise the parent company and the following subsidiaries:

	Country of incorporation	December 31, 2002 Ownership	December 31, 2001 Ownership
		%	%
Telewizja Wisła Sp. z o.o.	Poland	100	100
Polish Television Finance Corporation BV	The Netherlands	100	100
Eltrade Sp. z o.o.	Poland	100	100
ProCable Sp. z o.o.	Poland	100	100

25.   Related party transactions

(i)    Revenue:

	Year ended December 31, 2002	Year ended December 31, 2001
ITI Group	13,858	11,927

        Revenue from the ITI Group comprises services of broadcasting advertising, net of commissions, and production services rendered, which were charged under commercial terms and conditions and at market prices.

(ii)   Programming and broadcasting costs:

	Year ended December 31, 2002	Year ended December 31, 2001
Programming costs	27,144	55,298
Other	3,155	4,083

	30,299	59,381

Programming costs from the ITI Group are based on commercial terms and are at market prices. Other costs comprise mainly TV studio rent and costs relating to audiotele activity.

(iii) Selling, general and administration expenses:

	Year ended December 31, 2002	Year ended December 31, 2001
ITI Group	1,037	1,316
ITI Poland S.A	5,103	5,392
MBC	112	—

	6,252	6,708

        Selling, general and administrative expenses primarily include rent of the office building leased by TVN from ITI Poland S.A. These costs were charged based on commercial terms and are at market prices.

(iv)  Outstanding balances arising from sale/purchase of goods and services:

	December 31, 2002	December 31, 2001
Receivables:
ITI Group	41,648	19,768
ITI Poland S.A.	17	—

	41,665	19,768

        Receivables from the ITI Group include a receivable from TVN24 in the amount of 28,371. This amount relates mainly to a re-charge of satellite and other expenses by TVN to TVN24 with no mark-up.

	December 31, 2002	December 31, 2001
Payables:
ITI Group	3,034	6,302
ITI Poland S.A.	269	179
MBC	112	—

	3,415	6,481

        The programming inventory balance as at December 31, 2002, includes 2,817 (1,196 as at December 31, 2001) of capitalised production costs purchased from the ITI Group.

(v)   Borrowings:

	December 31, 2002	December 31, 2001
Accrued interest	538	1,950
Non-current borrowings	43,702	131,602

Total borrowings—ITI Group	44,240	133,552

        Related party borrowings comprise loans and accrued interest from the ITI Group and loans assigned to the ITI Group upon the acquisition of the CME Media Enterprises B.V. ("CME") interest in TVN. Total interest charged to TVN on the above loans was 8,156 during the year ended December 31, 2002 (14,680 in the year ended December 31, 2001). The borrowings are subordinated to the BPH PBK facility (see Note 15). The repayments of these borrowings are subject to certain restrictions arising from the Company's shareholders agreements.

        The following is an analysis of loans as at December 31, 2002:

Lender	Amount of facility		Amount in PLN	Repayment date
N-Vision B.V.		Euro 1,600	6,369	This loan is not repayable before December 31, 2005
N-Vision B.V.	US$	1,490	5,718	This loan is to be repaid in full on December 31, 2007
N-Vision B.V.	US$	1,735	6,662	This loan is to be repaid in full on September 30, 2008
N-Vision B.V.	US$	2,500	9,597	This loan is not repayable before December 31, 2007
N-Vision B.V.	US$	4,000	15,356	This loan is due to be repaid in full on December 31, 2005

			43,702

(vi)  Lease commitments with related parties

        See Note 19 for further details.

(vii) Other

        During the year ended December, 31 2002, the Company sold to ITI Group tangible and intangible fixed assets at a net book value of 278.

        In the year ended December 31, 2002, the Company recorded net interest income of 2,656 on overdue amounts due from related parties.

(viii) Sale of TVN24 to the ITI Group

        The assets and liabilities of the TVN24 news division transferred at December 31, 2001, at net book value were as follows:

December 31, 2001
Tangible assets	18,557
Intangible assets	3,273
Receivables	17,659

Total assets	39,489

Long term loans	37,374
Payables	2,115

Total liabilities	39,489

The gain on sale is calculated as follows:
Proceeds from sale	100
Net assets sold	—

Gain on sale	100

        The result of the transaction was credited directly to equity since TVN24 is an enterprise under common control of the ITI Group.

        Prior to the sale of these assets and liabilities on December 31, 2001, the TVN24 news division incurred a net loss of 15,711. Expenses incurred by TVN prior to the sale on December 31, 2001 in the amount of 16,247 have been recharged to TVN24.

TVN Sp. z o.o.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in PLN, all amounts in thousands, except as otherwise stated)

26.   Differences between International Accounting Standards and Generally Accepted Accounting Principles in the United States of America

        TVN's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which may differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP).

        The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income for the years ended December 31, 2002, and 2001 and total shareholders' equity as at December 31, 2002 and 2001:

	Year ended December 31, 2002	Year ended December 31, 2001
Reconciliation of net income:
Net income reported under IAS	62,710	28,755
US GAAP adjustment:
Impact of no longer amortising goodwill for US GAAP	6,254	—

Net income under US GAAP	68,964	28,755

Presentation of comprehensive income under US GAAP:

Net income under US GAAP	68,964	28,755

Other comprehensive income net of tax:
Foreign currency translation adjustment	36	(4)

Other comprehensive income	36	(4)

Comprehensive income	69,000	28,751

	December 31, 2002	December 31, 2001
Reconciliation of shareholders' equity:
Total shareholders' equity/(deficit) reported under IAS	38,321	(24,425)
US GAAP adjustment:
Impact of no longer amortising goodwill for US GAAP	6,254	—

Total shareholders' equity/(deficit) under US GAAP	44,575	(24,425)

Goodwill

        For US GAAP reporting purposes, effective January 1, 2002, the Company adopted Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This statement addresses how goodwill and other intangible assets should be accounted for in the financial statements upon acquisition and subsequent thereto. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested at least annually for impairment. The test for impairment of goodwill is a two-step process that identifies potential impairment and then measures the amount of such impairment to be recorded in the financial statements. The test for impairment of intangible assets with indefinite useful lives consists of comparing the fair value of the intangible asset with its carrying amount, recognizing any excess carrying value as an impairment loss. Intangible assets with finite useful lives continue to be amortized over such useful lives. Under IAS, goodwill still continues to be amortized and tested annually for impairment. In connection with the adoption of SFAS No. 142, TVN is required to perform a transitional impairment test of goodwill and intangible assets with indefinite useful lives within six months of the date of adoption. There were no impairment losses on goodwill or other intangible assets recognized during the year ended December 31, 2002, for either IAS or US GAAP.

        The following table presents certain financial information assuming that the amortization expense associated with goodwill was excluded:

	Year ended December 31, 2002	Year ended December 31, 2001 2001
Net income:
Net income as reported	62,710	28,755
Add: Goodwill amortization	6,254	6,254

Net income, as adjusted	68,964	35,009

Basic and Diluted Earnings Per Share:
Basic and diluted earnings per share, as reported	95.30	43.70
Add: Goodwill amortization	9.50	9.50

Basic and diluted earnings per share, as adjusted	104.80	53.20

        The following table presents the total carrying amount of goodwill assuming that the amortization expense associated with goodwill was excluded.

	December 31, 2002	December 31, 2001
Gross value of goodwill	50,028	50,028
Less: Accumulated amortization	(30,401)	(30,401)

Net book value of goodwill	19,627	19,627

        Other identifiable intangible assets, including broadcasting licences and capitalised computer software costs, have been classified as assets with finite useful lives.

Segment Information

        TVN believes that all of its material operations are part of the television broadcast service segment, and it currently reports as a single industry segment. Additionally, all of TVN's operations and assets are based in Poland. Therefore, no other geographic information has been presented.

Recent US GAAP Pronouncements

        In June 2002, the Financial Accounting Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination

Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact that this new standard will have on its financial position and results of operations and it planning to adopt SFAS 146 on January 1, 2003.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation expands on the accounting guidance of SFAS 5, "Accounting for Contingencies", SFAS 57, "Related Party Disclosures", and SFAS 107, "Disclosures about Fair Value of Financial Instruments", and incorporates without change the provisions of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statement No. 5", which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" ("VIE") must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. The measurement principles of this interpretation will be effective for the Company's December 31, 2003 financial statements. The Company is currently assessing the impact that this new standard will have on its financial position and results of operations and it planning to adopt SFAS 146 on January 1, 2003.

CONFORMED COPY

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SBS Broadcasting S.A.

Registrant
By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

        Date: May 15, 2003

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
USE OF TERMS AND PRESENTATION OF INFORMATION
PART I
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA
EXCHANGE RATES
Euro/U.S. dollar Exchange Rates (euro per U.S. dollar)
Risk Factors
History and overview of the company
Summary of SBS Television Investments
Our Strategy
INDUSTRY BACKGROUND
REVIEW OF TELEVISION OPERATIONS
Flanders Television Market Television Station
Netherlands Television Market Television Station
Hungary Television Market Television Station
Romania Television Market Television Station
Poland Television Market Television Station
Austria Television Market Television Station
Review of Radio operations
Seasonality
Competition, Property and Regulation
U.S. Agent
Operating Results
Liquidity And Capital Resources
CRITICAL ACCOUNTING POLICIES
Trends Information
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Executive Officers
Compensation
Board Practices
Employees
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
RELATED PARTY TRANSACTIONS
Memorandum and Articles of Association
MATERIAL CONTRACTS
Exchange Controls
Taxation
Documents on Display
PART II
PART III
  Exhibit 10.3
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of euro)
SBS BROADCASTING SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
SBS BROADCASTING SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
Report of Independent Auditors
TVN Sp. z o.o. CONSOLIDATED INCOME STATEMENTS (expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN SP. z o.o. CONSOLIDATED BALANCE SHEETS (expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY(DEFICIT) (expressed in PLN, all amounts in thousands, except a othewise stated)
TVN Sp. z o.o. CONSOLIDATED CASH FLOW STATEMENTS (expressed in PLN, all amounts in thousands, except a othewise stated)
TVN Sp. z o.o. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (expressed in PLN, all amounts in thousands, except as otherwise stated)
Non-cash transactions
TVN Sp. z o.o. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (expressed in PLN, all amounts in thousands, except as otherwise stated)
SIGNATURES