Form 20-F/A
period 2002-12-31
SBS BROADCASTING S A
filed 2003-05-23
CIK 895649

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 23, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-21302

SBS BROADCASTING S.A.

(Exact name of Registrant as specified in its charter)

LUXEMBOURG
(Jurisdiction of incorporation or organization)

8-10 rue Mathias Hardt,
L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value €2.00 per share
7% Convertible Subordinated Notes due 2004
12% Senior Notes due 2008

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares: 28,604,886

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17        ☒ Item 18

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F is being filed by SBS Broadcasting S.A. (the "Company") as an amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, to provide the information required by Item 15 of Part II, along with updated and amended consents and certifications filed as exhibits, inadvertently omitted from our Annual Report on Form 20-F as filed on May 15, 2003.

PART II

ITEM 15.    CONTROLS AND PROCEDURES

        Within the 90 day period prior to the filing of this report, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as part of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act are recorded, processed, summarized and reported as and when required.

        In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 19.    EXHIBITS

Number	Description
1.1	Articles of Incorporation of the Registrant, dated December 17, 2002*
2.1	Indenture between the Company and The Bank of New York as trustee, dated June 14, 2001, for the Company's €135 million 12% Senior Notes due 2008(3)*
2.2	Amendment No. 1 to Indenture for the Company's €135 million 12% Senior Notes, between SBS Broadcasting S.A. and The Bank of New York, as trustee, dated July 13, 2001(3)*
2.3
Registration Rights Agreement between SBS Broadcasting S.A. and Credit Suisse First Boston (Europe) Limited, Bear Stearns International Limited, Dresdner Bank AG, London Branch, and ING Barings Limited, acting as agent for ING Bank N.V., dated June 14, 2001(3)*
4.1	Loan Agreement between MTM-SBS Televizio Rt. and European Bank for Reconstruction and Development, dated December 12, 1997(7)*
4.2
Project Funds Agreement among Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, MTM Komunikációs Rt., European Bank for Reconstruction and Development, Kereskedelemi és Hitel Bank Rt., Orszagos Takárékpénztár és Kereskedelemi Bank Rt., MTM-SBS Televizio Rt. and Kereskedelemi Es Hitel Bank Rt. (as Security Agent), dated December 12, 1997(7)*
4.3
Supplemental Loan Agreement among MTM-SBS Televizio Rt., European Bank for Reconstruction and Development, MTM Komunikációs Rt., Scandinavian Broadcasting Systems SA and Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, dated December 12, 1997(7)*
4.4	Parallel Loan Agreement among MTM-SBS Televizio Rt., Kereskedelemi és Hitel Bank Rt. and Orszagos Takárékpénztár és Kereskedelemi Bank Rt., dated December 12, 1997(7)*
4.5	Loan Agreement and Call and Put Option, among East Europe Investment and Development Inc. and others, the managers, Amerom Television Ltd., and SBS Broadcasting S.A., dated October 14, 1998(6)*
4.6	Investment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated June 29, 1999(5)*
4.7	Private Placement Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated January 27, 2000(6)*
4.8	Share Purchase Agreement between International Trading and Investment Holdings S.A., ITI Media Group NV and SBS Broadcasting S.A., dated July 21, 2000(5)*
4.9	Investment Agreement among TVN Sp. z o.o, International Trading and Investment Holdings S.A., SBS Broadcasting S.A. and Other Shareholders, dated July 26, 2000(5)*
4.10	Relationship Agreement between International Trading and Investment Holdings S.A., SBS Broadcasting S.A. and Other Shareholders, dated July 26, 2000(5)*
4.11	Call Option Agreement between SBS Broadcasting S.A. and Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, dated July 26, 2000(5)*
4.12	Loan Transfer Agreement between Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft, SBS Broadcasting S.A. and MTM-SBS Televizio, dated July 26, 2000(5)*
4.13	Call Option Agreement between SBS Broadcasting S.A. and MTM Komunikációs RT, dated August 1, 2000 and Letter of Instruction, dated August 29, 2000(5)*
4.14	Letter Agreement between Tele-München Fernseh-GmbH & Co. Produktions-Gesellschaft and SBS Broadcasting S.A., dated August 29, 2000(5)*
4.15	Letter Agreement between SBS Broadcasting S.A. and MTM Komunikációs RT, dated August 29, 2000(5)*

4.16	Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated October 30, 2000(5)*
4.17	Amended and Restated Agreement relating to a €134,000,000 credit facility between SBS Broadcasting S.A. and DLJ Capital Funding, Inc., dated March 2, 2001(5)*
4.18	Asset Acquisition Agreement between Fox TV10 Holdings, Inc. and SBS Broadcasting B.V., dated April 12, 2001(5)*
4.19	Registration Rights Agreement between SBS Broadcasting S.A. and Fox TV10 Holdings, Inc., dated April 12, 2001(5)*
4.20	Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(5)*
4.21	Agreement Relating to the Operation of TV10 B.V. between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(5)*
4.22	Side Letter to the Agreement Relating to the Operation of TV10 B.V. and to the Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC, dated April 12, 2001(5)*
4.23	Letter Agreement among Fox TV10 Holdings, Inc., Fox Kids Europe Holdings, Inc., Fox Kids Europe Channels B.V., TV10 Holdings LLC and SBS Broadcasting B.V., dated April 12, 2001(5)*
4.24	Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated May 15, 2001(2)*
4.25	Second Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated June 14, 2001(2)*
4.26	Share Transfer Agreement between SBS Broadcasting S.A. and Romanian Broadcasting Corporation Limited, dated July 2, 2001(3)*
4.27	Subscription and Shareholders' Agreement between Romanian Investment and Development SRL, SBS Broadcasting S.A. and Romanian Broadcasting Corporation Limited, dated July 18, 2001(3)*
4.28
Termination of Deed of Subordination between EBS Broadcasting S.A., MTM Kommunikacios Rt., SBS Broadcasting S.A., Tele-Munchen Fernseh GmbH & Co Produktions-Gesellschaft, European Bank for Reconstruction and Development, Kereskedelmi Es Hitelbank Rt., Orszagos Takarekpenztar Es Kereskedelmi Ban Rt., MTM-SBS Telvizio Rt. and Kereskedelmi Es Hitelbank Rt., in its capacity as security agent, dated September 25, 2001(1)*
4.29
Termination of Project Funds Agreement between MTM Kommunikacios Rt., SBS Broadcasting S.A. Tele-Munchen Fernseh GmbH & Co Produktionsgesellschaft, European Bank for Reconstruction and Development, Kereskedelmi Es Hitelbank Rt., Orszagos Takarekpenztar Es Kereskedelmi Ban Rt., MTM-SBS Televizio Rt. and Kereskedelmi Es Hitelbank Rt., in its capacity as security agent, dated September 25, 2001(1)*
4.30	Share Purchase Agreement between Allegro Privatstiftung and SBS Broadcasting S.A., dated September 25, 2001(4)*
4.31	Share Purchase Agreement between UPC Programming B.V. and SBS Broadcasting S.A., dated September 25, 2001(4)*
4.32
Shareholders' Agreement between Allegro Privatstiftung, Bank fur Arbeit und Wirtschaft AG, INGEBE Medien Holding GmbH, Concorde Media Beteiligungs GmbH, UPC Programming B.V. and SBS Broadcasting S.A., dated September 25, 2001(4)*
4.33	Registration Rights Agreement between Allegro Privatstiftung and SBS Broadcasting S.A., dated September 25, 2001(4)*

4.34	Amendment Agreement to Parallel Loan Agreement between MTM-SBS Televizio Rt., Kereskedelmi és Hitelbank Rt. and Országos Takarékpénztár és Kereskedelmi Bank Rt., dated September 25, 2001(1)*
4.35	Amendment Agreement to Loan Agreement between MTM-SBS Televizio Rt. and European Bank For Reconstruction and Development, dated September 25, 2001(1)*
4.36	Deed of Guarantee and Indemnity between SBS Broadcasting S.A. and European Bank for Reconstruction and Development, dated September 25, 2001(1)*
4.37	Deed of Guarantee and Indemnity between SBS Broadcasting S.A., Kereskedelmi és Hitelbank Rt., and Országos Takarékpénztár és Kereskedelmi Bank Rt., dated September 25, 2001(1)*
4.38	Stock Purchase and Settlement Agreement between Tamedia AG and SBS Broadcasting S.A., dated November 26, 2001(4)*
4.39	Service Agreement between SBS Broadcasting S.A. and Michael Finkelstein, dated July 20, 2001(4)*
4.40	Quota Purchase Agreement between Ferenc Tolvaly, Robert Prokopp and SBS Broadcasting S.A., dated May 14, 2002(4)*
4.41	Share Purchase Agreement among Albene Befektetesi Kft., SBS Broadcasting S.A., Ferenc Tolvaly and Robert Prokopp and MTM Kommunikacios Rt., dated May 14, 2002(4)*
4.42	Management Services Agreement between SBS Broadcasting S.A., Scandinavian Broadcasting System (Jersey) Limited and Convers Media Europe Limited Partnership, dated August 9, 2002*
4.43	Service Agreement between Scandinavian Broadcasting System (Jersey) Limited and Harry Evans Sloan, dated September 1, 2002*
4.44	Share Purchase Agreement among International Trading and Investments Holdings S.A. Luxembourg and SBS Broadcasting S.A., dated December 23, 2002*
4.45	Call Option Agreement among International Trading and Investments Holdings S.A. Luxembourg and SBS Broadcasting S.A., dated December 23, 2002*
4.46	Credit Facility Letter Agreement among ING Bank N.V. and SBS Broadcasting B.V., dated October 16, 2002*
4.47	Guarantee Term Sheet among ING Bank N.V. and SBS Broadcasting S.A., dated October 16, 2002*
4.48	Shareholders Maintenance Clause Term Sheet among ING Bank N.V., SBS Broadcasting B.V. and SBS Broadcasting S.A., dated October 16, 2002*
4.49	Negative Pledge among ING Bank N.V. and SBS Broadcasting S.A., dated October 16, 2002*
4.50	Purchase Agreement among Talpa Management B.V., SBS Radio B.V., Strengholt B.V. and SBS Broadcasting S.A., dated October 22, 2002*
4.51	Loan Agreement among MTM- SBS Televízió Rt. and Postabank és Takarékpénztár Rt., dated March 24, 2003*
4.52	Settlement Agreement among MTM-SBS Televízió Rt., Postabank és Takarékpénztár Rt. and SBS Broadcasting S.A., dated March 24, 2003*
4.53	Primary Surety Agreement among Postabank és Takarékpénztár Rt. and SBS Broadcasting S.A., dated March 24, 2003*
4.54	Indemnity Agreement among MTM- SBS Televízió Rt. and SBS Broadcasting S.A., dated March 24, 2003*
4.55	Novation and Assignment Agreement among United Pan-Europe Communications N.V., UGC Holdings, Inc., UnitedGlobalCom Europe B.V. and SBS Broadcasting S.A., dated April 8, 2003(8)*

4.56	Share Transfer Agreement among UPC Investments I B.V., UPC Intermediates B.V. and SBS Broadcasting S.A., dated April 8, 2003*
4.57	Share Transfer Agreement among UPC Intermediates B.V., United Pan-Europe Communications N.V. and SBS Broadcasting S.A., dated April 8, 2003
4.58	Share Transfer Agreement among United Pan-Europe Communications N.V., UnitedGlobalCom Europe B.V. and SBS Broadcasting S.A., dated April 9, 2003*
4.59	Third Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated April 16, 2002*
4.60	Fourth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated June 6, 2002*
4.61	Fifth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated September 27, 2002*
4.62	Sixth Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated December 20, 2002*
4.63	Seventh Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated March 26, 2003*
4.64	Eight Amendment to Common Stock Purchase Agreement between ZeniMax Media Inc. and SBS Broadcasting S.A., dated April 30, 2003*
7.1	Calculation of Ratio of Earnings to Fixed Charges*
8.1	List of SBS subsidiaries*
10.1	Consent of Ernst & Young Accountants
10.2	Consent of PricewaterhouseCoopers Sp. z o.o.
10.3	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.4	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
As filed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 on May 15, 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SBS BROADCASTING S.A.
Registrant
By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

Date: May 23, 2003

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

By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

        Date: May 23, 2003

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

        Date: May 23, 2003

QuickLinks

PART II
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 19. EXHIBITS
SIGNATURES