Form 20-F
period 2003-12-31
SBS BROADCASTING S A
filed 2004-05-14
CIK 895649

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 14, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-21302

SBS BROADCASTING S.A.
(Exact name of registrant as specified in its charter)

LUXEMBOURG
(Jurisdiction of incorporation or organization)

8-10, rue Mathias Hardt
L-1717 Luxembourg, Luxembourg
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act:

Common Shares, par value €2.00 per share
12% Senior Notes due 2008

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:

Ordinary Shares:

31,873,328

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

☐ Item 17        ☒ Item 18

i

FORWARD-LOOKING STATEMENTS

        Some of the statements in this annual report and the information incorporated by reference are forward-looking. These forward-looking statements include statements relating to competition, trends and anticipated developments in the broadcasting and related industries. These forward-looking statements also include statements relating to our performance in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects". In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

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

  •
  the effects of technological changes in the broadcasting and related industries; and

  •
  our success at managing the risks that arise from these factors.

        All forward-looking statements in this annual report and the information incorporated by reference are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this annual report or otherwise. In addition, please note that the matters set forth under "Item 3—Key Information—Risk Factors" constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties, that could cause actual results in the future to differ materially from those anticipated in such forward-looking statements.

USE OF TERMS AND PRESENTATION OF INFORMATION

        Unless the context otherwise requires, in this annual report all references to the "Company" or "SBS" are to SBS Broadcasting S.A. and all references to "we", "us" or the "SBS group", are to SBS and its consolidated subsidiaries. Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

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

ii

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        This item is not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3—KEY INFORMATION

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

        The consolidated historical financial data set forth below as of December 31, 1999, 2000, 2001, 2002 and 2003, and for each of the five years in the period ended December 31, 2003, are derived from our audited consolidated financial statements. Since January 1, 2002, we have prepared our consolidated financial statements in euro. Prior to January 1, 2002, we reported in U.S. dollars. All prior period financial statements have been restated in euro. The Statements of Operations were translated using a weighted average exchange rate for the applicable period. Balance Sheets were translated using the applicable period end rate. You should read the data in conjunction with our financial statements and "Item 5—Operating and Financial Review and Prospects" included elsewhere in this annual report. The dates of acquisitions or start-ups of our operating entities affect the comparability of the operating data in different periods.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of euro, except per share data)
Statement of Operations Data:
Net revenue	387,389	462,104	479,853	510,854	581,691
Station operating expenses	278,601	332,812	352,668	365,963	388,176
Selling, general and administrative expenses	76,240	91,292	89,694	94,190	105,355
Corporate expenses	10,258	13,581	16,567	14,515	15,109
Non-cash compensation	1,935	700	3,006	1,559	4,966
Depreciation and amortization expenses(1)	19,069	25,109	31,610	22,912	24,880
Non-recurring and restructuring expenses	9,222	2,268	16,933	—	—

Operating income (loss)	(7,936)	(3,658)	(30,625)	11,715	43,205
Equity in loss of unconsolidated subsidiaries	(13,213)	(24,536)	(25,749)	(33,232)	(7,273)
Interest expense, net	(13,595)	(7,496)	(18,558)	(25,175)	(24,619)
Foreign exchange gains (losses), net	(8,532)	(12,105)	5,243	20,491	12,167
Investment gains (losses), net	397	(33,351)	(43,565)	(2,957)	29,121
Gain (loss) on extinguishment of debt	—	—	(3,249)	1,335	(140)
Other expense, net	(85)	(16,362)	(3,760)	(2,601)	(2,605)
Income taxes	(504)	(1,139)	(185)	(666)	(12,750)
Minority interest in (income) losses	3,257	(631)	6,618	(4,634)	(6,836)

Net income (loss)	(40,211)	(99,278)	(113,830)	(35,724)	30,270
Net income (loss) per Common Share(2)
—basic	(2.23)	(3.81)	(4.08)	(1.25)	1.05
—diluted	(2.23)	(3.81)	(4.08)	(1.25)	1.04
Weighted average Common Shares outstanding (in thousands)
—basic	18,027	26,065	27,880	28,492	28,754
—diluted	18,027	26,065	27,880	28,492	29,172
Supplemental Information:
Operating income (loss) per Common Share (Basic)	(0.44)	(0.14)	(1.10)	0.41	1.50
Cash provided by (used in) operating activities	(46,813)	(39,709)	(10,319)	11,459	78,880
Ratio of earnings to fixed charges(3)	—	—	—	1.07	2.65

	December 31,
	1999	2000	2001	2002	2003
	(in thousands of euro)
Balance Sheet Data:
Current assets	281,192	304,466	282,762	294,153	466,183
Total assets	489,307	756,719	702,633	667,511	799,278
Current liabilities	170,814	192,522	179,954	177,275	228,516
Long-term debt, less current portion(4)	107,717	198,261	239,199	223,981	161,422
Shareholders' equity	160,237	300,646	233,633	198,706	278,067

(1)
Beginning January 1, 2002, we no longer amortize goodwill.

(2)
We have not paid any dividends for any of the periods presented. Net income (loss) per Common Share is calculated by dividing net income (loss) by the weighted average Common Shares outstanding.

(3)
For the years ended December 31, 1999, 2000 and 2001, earnings were insufficient to cover fixed charges. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and minority interest plus equity in loss of unconsolidated subsidiaries and fixed charges. Fixed charges include interest expense and a portion of rental expense deemed to be attributable to interest expense. Earnings were insufficient to cover fixed charges by €29.8 million, €73.0 million and €94.5 million in the years ended December 31, 1999, 2000 and 2001, respectively.

(4)
The years ended December 31, 1999, 2000, 2001 and 2002 include capitalized lease obligations; the years ended December 31, 1999, 2000, 2001 and 2002, include, €74,657,000, €80,602,000, €84,260,000 and €66,749,000, respectively of our 7% Convertible Subordinated Notes then outstanding; the years ended December 31, 2001 and 2002, include €135,000,000 of our Senior Notes then outstanding; the year ended December 31, 2003, includes €134,700,000 of our Senior Notes currently outstanding, and €17,813,000 deferred consideration related to the acquisition of Radio 1 in Norway and Radio 2 in Denmark.

EXCHANGE RATES

        Our consolidated operating entities generate revenues primarily in Norwegian kroner ("NOK"), Swedish kronor ("SEK"), Danish kroner ("DKK"), Hungarian forint ("HUF") and euro ("€"), and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollar ("US$" or "$") and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        The following table presents the year-end and annual average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Sweden (Swedish kronor), Denmark (Danish kroner), Hungary (Hungarian forint) and Poland (Polish zloty) at the dates and for the periods indicated.

	1999	2000	2001	2002	2003
Norwegian kroner equivalent of €1.00
—end of period	8.08	8.23	7.95	7.28	8.41
—average during period	8.31	8.11	8.05	7.51	8.00
Swedish kronor equivalent of €1.00
—end of period	8.56	8.83	9.30	9.15	9.08
—average during period	8.81	8.45	9.26	9.16	9.12
Danish kroner equivalent of €1.00
—end of period	7.44	7.46	7.44	7.43	7.45
—average during period	7.44	7.45	7.45	7.43	7.43
Hungarian forint equivalent of €1.00
—end of period	254.70	265.00	245.18	236.29	262.50
—average during period	252.75	260.03	256.59	242.96	253.47
Polish zloty equivalent of €1.00
—end of period	4.16	3.85	3.50	4.02	4.70
—average during period	4.23	4.01	3.67	3.86	4.40

(1)
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

Euro/U.S. dollar Exchange Rates
(euro per U.S. dollar)

	End of Period	Average Rate(1)	High	Low
1999	1.00	0.94	1.00	0.84
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79
November 2003			0.88	0.83
December 2003			0.84	0.79
January 2004			0.81	0.78
February 2004			0.81	0.78
March 2004			0.83	0.80
April 2004			0.85	0.81
May 1 through May 10, 2004			0.84	0.82

(1)
The average of the Noon Buying Rates on the last business day of each full month or portion of a month during the relevant period.

RISK FACTORS

        You should consider carefully the factors described below, as well as the other information included in this annual report, before making an investment decision relating to our registered securities.

        This annual report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" above. Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this annual report.

Risks Relating to the Company

We may not be profitable in the future.

        The Company operates in a highly competitive, consumer-driven and rapidly changing media and entertainment industry. Our future ability to generate operating profits and net profits will depend upon a number of factors that are difficult to predict, such as our ability to:

  •
  attract and maintain audiences and magazine subscribers;

  •
  generate advertising revenues and other revenues;

  •
  develop additional revenue streams and to remain competitive;

  •
  have access to distribution channels controlled by third parties; and

  •
  control costs in all areas, particularly programming costs.

        Our future ability to generate operating profits and net profits also depends on a number of external factors over which we have no control, such as the level of economic growth, consumer and advertising spending in our markets and the possible negative effect of the fragmentation of consumer leisure and entertainment time caused by a greater number of choices resulting from technological developments. We cannot guarantee that our efforts to keep our existing operations profitable will be successful or that we will continue to be profitable in the future.

Our debt service obligations could adversely affect our business.

        At December 31, 2003, we had total consolidated debt of €164.8 million and total shareholders' equity of €278.1 million. Our consolidated interest expense for the year ended December 31, 2003, was €26.3 million. Our ratio of earnings to fixed charges for the year ended December 31, 2003, was 2.65.

        By an indenture dated as of June 14, 2001, between SBS and The Bank of New York, as trustee, we issued €135 million aggregate principal amount of 12% Senior Notes due 2008 (which we refer to as our Senior Notes). Interest is payable on the Senior Notes in arrears on each June 15 and December 15, with the outstanding principal amount due on June 15, 2008. We are restricted from incurring indebtedness outside certain ordinary course amounts and subject to certain exceptions, unless we satisfy a leverage ratio test and a senior leverage ratio test. In addition, we are limited from incurring indebtedness at our subsidiaries and secured indebtedness at the Company with certain exceptions. These restrictions may impede our ability to finance programming expenditures, acquisitions and other business opportunities. If we cannot service our debt or obtain additional financing, as needed, this would have a material adverse effect on our business and results of operations.

        In addition, our debt service obligations could have important consequences to our business, including the following:

  •
  we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or general and other corporate purposes;

  •
  the payment of principal and interest on debt will reduce the amount of cash available to us to finance our operations and other business activities;

  •
  we may have a higher level of debt than certain of our competitors, which may put us at a competitive disadvantage; and

  •
  our debt level may make us more vulnerable to economic downturns and adverse developments in our business.

The Company depends on its subsidiaries and associated companies to provide it with funds to meet its obligations. If its subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash, or make cash payments to the Company, the Company may be unable to satisfy its obligations including its debt obligations.

        SBS is a holding company with no direct operations and few assets other than the stock of its subsidiaries and its equity interests in associated companies over which it has no or limited management control. The Company is dependent on the cash flows of its subsidiaries and its associated companies to meet its debt and other obligations, including the payment of principal of and interest on the Senior Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under our Senior Notes or to make any funds available for payment of amounts due under our Senior Notes, whether by dividends, loans or other payments. None of the Company's subsidiaries or associated companies guarantees the payment of our Senior Notes. We currently rely on the repayment of intercompany loans and payment of management services fees as a means of upstreaming cash to the Company, and certain of these arrangements are on an informal basis. If the Company's subsidiaries or associated companies are unable or unwilling to pay dividends or otherwise distribute cash, or make cash payments to the Company when it needs additional cash flow, it may be unable to meet its debt and other obligations.

        In addition, the ability of the Company's subsidiaries and associated companies to make any payments or advances to the Company is limited by:

  •
  the laws of the relevant jurisdictions in which these entities are organized or located; or

  •
  our agreements with our fellow equity owners or partners.

        Currently, the Company believes that most of its restricted subsidiaries (as defined below) are able to pay dividends, subject to local law capital requirements. In some cases, one or more methods of making payments or advances to the Company are limited by contract. Further, in certain circumstances, prior or subsequent approval of any such payments or advances may be required from applicable regulatory bodies, other governmental entities or our equity partners. Additionally, to the extent that dividends are paid by companies which we do not wholly own, other owners will receive their pro rata portion of any distributions and those amounts will thus become permanently unavailable to us. For more information, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

Our management control over certain of our jointly-owned subsidiaries is subject to the rights of our local partners.

        We own certain of our subsidiaries jointly with various strategic local partners. While we have management control over our jointly-owned consolidated subsidiaries, such as those that operate the television stations SBS6, NET5 and Veronica in The Netherlands, TV2 in Hungary and TVNorge in Norway, our local partners hold certain voting power and/or protective minority rights. Therefore, without the consent of the relevant partners, we may be unable to cause these companies to take certain actions that we may favor, such as distributing dividends, making significant acquisitions, carrying out capital increases, incurring borrowings or implementing new strategies.

Designation of subsidiaries as "restricted" or "unrestricted" under the indenture for our Senior Notes and the other terms of our indenture may impose material restrictions on our business.

        Under the indenture for our Senior Notes, our subsidiaries have been designated as either restricted subsidiaries or unrestricted subsidiaries. The companies which have been designated as restricted subsidiaries contributed €553.1 million to our consolidated net revenues in 2003, and the companies which have been designated as unrestricted subsidiaries contributed €28.6 million to our consolidated net revenues in 2003. We and our restricted subsidiaries are subject to the restrictive covenants of the indenture governing our Senior Notes, which limit or restrict our ability and the ability of our restricted subsidiaries to, among other actions:

  •
  incur additional debt;

  •
  pay dividends and make distributions;

  •
  repurchase securities;

  •
  make certain debt or equity investments;

  •
  create liens on assets;

  •
  transfer or sell assets;

  •
  make payments on subordinated indebtedness;

  •
  merge or consolidate;

  •
  incur subsidiary guarantees;

  •
  designate subsidiaries as restricted or unrestricted subsidiaries or designate included joint venture entities as excluded joint venture entities;

  •
  create restrictions on the ability of subsidiaries to pay dividends, make loans or transfer assets; or

  •
  enter into transactions with our affiliates.

        These restrictions could make it more difficult for us to expand, finance our operations or engage in business activities that may be of interest to us, which may have a material adverse effect on our operations, financial position or prospects.

Our unrestricted subsidiaries are not subject to the restrictions contained in the indenture for our Senior Notes.

        While we have an unlimited right under the indenture for our Senior Notes to invest in our restricted subsidiaries, our ability to invest in our unrestricted subsidiaries, joint ventures and other entities is limited, although we retain the ability to make significant investments in such entities, subject to complying with the indenture for our Senior Notes. This covenant may limit our ability to acquire new investments or establish joint ventures. Also, to the extent that our unrestricted subsidiaries fail to generate income or cash flow, we will be limited in our ability to provide them with additional financial support and may be required to sell them or discontinue their operations. Any such actions may require a significant amount of management time and attention. Subject to complying with the indenture for our Senior Notes, we may redesignate an unrestricted subsidiary as a restricted subsidiary and are likely to do so under circumstances in which such a redesignation provides benefits to us in the form of increased flexibility under the indenture for our Senior Notes to make restricted payments and incur debt.

We cannot assure you that our cash flow and capital resources will be sufficient for payment of our debt in the future.

        Our ability to pay interest on our Senior Notes and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations we could face substantial liquidity problems, and we might be forced to reduce or delay capital expenditures or programming expenditures, obtain additional equity capital, restructure our debt, or dispose of material assets or operations to meet debt service and other obligations, and we cannot assure you as to the timing of such sales or the proceeds, which we could realize from such sales. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

We may require additional external sources of capital to develop and expand our business.

        The acquisition, ownership, development and operation of broadcasting operations requires substantial capital. Based upon market conditions and other factors, we may raise additional capital to fund our capital expenditures, operations, cash debt service and other cash needs. However, our requirements with respect to these cash needs are based upon our current estimates of future capital expenditures and operating results, which rely on a variety of assumptions that may not be accurate. If our plans or assumptions change, our assumptions prove inaccurate, we make investments in or acquisitions of other companies or we experience unexpected costs or competitive pressures, we may need to obtain additional financing. Our actual capital needs may increase significantly in the future.

        Sources of financing may include public or private debt or equity financings, sale of assets or other financing arrangements. Any additional equity or equity-linked financing may dilute our Common Shares. In addition, we cannot offer any assurance that such additional financing will be available or available on acceptable terms or within the limitations contained in our other financing arrangements, including the indenture governing our Senior Notes. This indenture also limits, and we expect any future credit agreement or other debt agreement to limit, our ability to incur additional debt. These limits could adversely affect our ability to finance our business plan.

We are subject to risks relating to fluctuations in exchange rates.

        The reporting currency of SBS is the euro, but our subsidiaries use their local currencies as their functional currencies. An increase in the value of the euro relative to the functional currencies of our subsidiaries that do not use the euro would have a negative impact on our consolidated revenues, but a positive impact on our consolidated expenses.

        We are also exposed to risks associated with foreign currency transactions denominated in U.S. dollars, specifically program right contracts. We enter into forward exchange contracts for a significant portion of our U.S. dollar-denominated program rights to reduce currency risk related to acquisitions of program rights. As we do not hedge all of our U.S. dollar-denominated program right contracts, a decrease in the value of the euro to the U.S. dollar would have an adverse effect on our results of operations and financial condition. For a detailed analysis of our exposure to exchange rate risk, see "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

Investors may be unable to enforce civil liabilities and judgments against us and our directors and officers.

        We are incorporated under the laws of Luxembourg, and substantially all of our assets are located outside the United States. A majority of our directors and officers are not residents of the United States, and all or a substantial portion of their respective assets are located outside the United States. As a result, investors may not be able to serve process within the United States or to enforce judgments against us or many of our directors and officers based upon civil liability provisions of the securities laws of the United States. In addition, foreign courts may not enforce judgments of U.S. courts predicated upon the civil liability provisions of the United States securities laws. They also may refuse to adjudicate original actions predicated upon such provisions.

Risks Relating to Our Industry

Our operating results are primarily dependent on the sale of commercial advertising time.

        Our business depends significantly on advertising revenues, which depend upon a number of factors, including general economic conditions, our stations' broadcast reach, television and radio listening levels, the relative popularity of our programming and the pricing of advertising time. Furthermore, increases in advertising spending have generally corresponded to economic recoveries, while decreases have generally corresponded to general economic downturns and recessions. We cannot assure you that advertising spending in our local markets will not decline in the future. If our television and radio audience shares decline for any reason, we cannot assure you that we will be able to maintain our current levels of advertising income or the rates we can charge advertisers. Any resulting decline in our advertising revenues could have a material adverse effect on our financial condition and results of operations.

Regulatory restrictions and changes in regulatory environment may negatively affect us.

        Broadcast operations in our existing markets and in new markets that we may enter are subject to extensive government regulation. These regulations govern matters such as the issuance, renewal, transfer and ownership of station licenses, the timing and content of programming and the timing, content and amount of commercial advertising permitted. There are also regulations requiring that certain percentages of programming be produced in local markets and/or originated in local language. For those of our television stations established in a member state of the European Union or the European Economic Area, European and independent production quotas also apply. Furthermore, regulations in many of our markets limit foreign ownership of television and radio broadcasters and may limit our ability to increase our interests in local subsidiaries or to acquire interests in new local broadcasting companies. See "Item 4—Information on the Company—Regulation" for a discussion of these requirements. More restrictive licensing, programming or foreign ownership requirements may be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

We require operating licenses and authorizations, and we cannot give any assurance that new licenses will be issued to us, our current licenses will be renewed or reissued or that none of our licenses will be revoked.

        We require licenses or other authorizations from various national authorities to conduct our broadcasting business. Our current broadcast licences expire at various dates. We cannot guarantee that our current licenses or authorizations will be renewed or reissued following their expiration or that they will not be revoked. See "Item 8—Financial Information—Legal Proceedings". For additional information on the licenses and authorizations used in our businesses, see "Item 4—Information on the Company—Regulation". Although we believe that we are in compliance in all material respects with applicable laws, rules, regulations and licensing requirements, we cannot give any assurance that we will continue to be in compliance, or that more restrictive laws, rules, regulations, enforcement policies or licensing requirements will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects. In addition, changes in laws, regulations or governmental policy affecting our business activities, such as decisions by regulators as to the granting, amendment, renewal, revocation or termination of licenses or broadcast agreements could have a material adverse effect on our financial condition and results of operations.

We rely on external sources for a significant proportion of our programming.

        Our revenues are substantially dependent upon having access to a sufficient supply of attractive programs on economically acceptable terms and conditions. Also, in compliance with local regulations, we are required to achieve specified percentages of domestic content in some markets, which may necessitate production of local programming for a specific domestic market. We currently purchase programming under the terms of various program license agreements. We cannot guarantee that in the future we will be successful in renewing or renegotiating these agreements or otherwise acquiring these programs on competitive terms and conditions. If we cannot maintain our quality of programming, our ratings may suffer. A decline in ratings for our broadcasting businesses would likely result in reduced advertising revenues, which could have a material adverse effect on our results of operations.

Our programming may become more expensive.

        Our cost of programming may increase as we attempt to upgrade the quality of our programming and/or broadcast a greater number of locally-produced programs. Our cost of programming could also increase as a result of competition for available programming and initiatives taken by political and other organizations, including the European Union, to increase the amount of locally-produced programming required to be broadcast. See "Item 4—Information on the Company—Regulation" for a discussion of such requirements. Increases in our cost of programming could have a material adverse effect on our financial condition and results of operations.

We depend on various third parties to carry our television signals in our markets.

        We currently depend on numerous third-party operators, including cable systems, satellite and terrestrial transmission systems and pay television platforms, to carry our signals in our markets. We cannot assure you that these third-party operators will continue to carry our signals on favorable economic terms, or at all. Any material decrease in the distribution of our signal could have a material adverse impact on our financial condition and results of operations.

We are subject to significant competition.

        Our television and radio stations compete for audience, programming and advertising revenues with other television and radio stations in their respective markets. For advertising revenues, our stations also compete with other forms of advertising media, such as newspapers, magazines, billboards and similar forms of outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising and direct mail. Some of our competitors are government-supported operations or are part of larger companies that have substantially greater financial resources than we have.

        In each of our principal television markets, we primarily compete with three basic types of television stations:

  •
  publicly-owned, non-commercial television stations;

  •
  publicly-owned, commercial television stations; and

  •
  privately-owned, commercial television stations, including pay or subscription television stations.

        All of the above types are distributed via various means, including over-the-air, satellite-to-cable, satellite-to-dish ("direct-to-home") and digital terrestrial television. We compete with non-commercial, publicly-owned television stations for viewers and programming but not for advertising revenues. For more detailed discussions about the markets in which we operate, see "Item 4—Information on the Company".

        Our Dutch print operations compete for subscribers and advertising revenues with print and electronic media, and, in particular, with publishers of other weekly printed television and radio program guides and electronic program guides. See "Item 4—Information on the Company—Review of Localization and Print Operations". The entrance of competitors to the market of published television and radio program information could have a material adverse effect on our results of operations.

Our business is subject to significant, rapid changes in technology.

        The implementation of systems other than analogue terrestrial broadcasting, including digital terrestrial broadcasting, digital cable and satellite distribution systems, could adversely affect our business. We expect the countries in which we operate to change from analogue to digital broadcasting independently, at different times and under different regulatory regimes. The timing of the further development and implementation of these technologies is not fully known and we cannot predict the effect of such technological changes on us, or our stations' ability to have access to existing and future distribution channels controlled by third parties. Accordingly, we cannot assure you that the technologies we currently employ will not become obsolete or subject to intense competition in the future. We may be required to expend substantial financial resources on the development or implementation of new alternative technologies in the future and new distribution systems may require us to acquire additional distribution and content rights.

Risks Relating to Our Common Shares

The price of our Common Shares may be volatile.

        The market price of our Common Shares could fluctuate and may be volatile. Factors that could cause such volatility may include, among other things:

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
  sales of our Common Shares; and

  •
  general fluctuations in equity markets.

        Many of these factors are beyond our control. These factors may materially adversely affect the market price of our Common Shares, regardless of our operating performance.

The market price of our Common Shares could be adversely affected by potential future sales and issuances.

        Holders of approximately 7 million of our Common Shares have rights to require us to facilitate and pay certain costs relating to registered public offerings of their Common Shares and/or rights to participate in registered public offerings of Common Shares. We have a total of 8.2 million stock options and restricted stock units outstanding and have reserved a total of 9.3 million Common Shares for future issuance upon the exercise of share incentives granted under our share incentive plans (i.e., restricted stock, stock options, stock appreciation rights and restricted stock units). Issuances or sales of substantial amounts of our Common Shares in the public market, or the perception that such issuances or sales may occur, could adversely affect the market price of our Common Shares and could adversely affect our ability to raise capital through subsequent offerings of equity.

Risks Relating to our Senior Notes

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

        The Company is organized as a holding company. The Company conducts essentially all of its operations through its subsidiaries and depends primarily on the earnings and cash flows of these subsidiaries to meet the Company's debt obligations, including its obligations with respect to the Senior Notes. The Company's subsidiaries have other liabilities, including contingent liabilities, which could be substantial. These subsidiaries' assets constitute substantially all of the Company's operating assets. Because the Company's subsidiaries do not guarantee the payment of principal and interest on our Senior Notes, the holders of our Senior Notes will not have any direct claim on the Company's subsidiaries' assets. Therefore, all existing and future obligations of the Company's subsidiaries, including debt, taxes, trade payables and other liabilities, must be paid in full before any amounts would become available for distribution to the holders of our Senior Notes.

        In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company as a shareholder. As of December 31, 2003, our Senior Notes would have been effectively subordinated to €12.2 million of debt and €191.8 million of other liabilities of the Company's subsidiaries (including their trade payables and excluding intercompany liabilities). As of December 31, 2003, the Company's subsidiaries had approximately €478.6 million of intercompany obligations payable to the Company. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

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

        Upon the occurrence of specified change of control events, as described in our Senior Notes and the related indenture, each holder of our Senior Notes will have the right to require us to purchase such Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase. We may not have sufficient financial resources to purchase all of the Senior Notes that holders may tender to us upon a change of control. The occurrence of a change of control could also constitute an event of default under any future debt obligation of SBS or any of its subsidiaries.

Holders of our Senior Notes may not be able to sell their Senior Notes, market trading prices for the Senior Notes may continue to be volatile and we cannot give assurance that an active trading market for our Senior Notes will continue to exist.

        We cannot give assurance as to the liquidity of any market for our Senior Notes. The liquidity of, and trading market for, our Senior Notes depends upon the number of holders of our Senior Notes, our own financial performance, the market for similar securities, the interest of securities dealers in making a market in our Senior Notes and other factors. The liquidity of, and trading market for, our Senior Notes may also be adversely affected by a general decline in the financial markets or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company. Historically, the market for high-yield debt securities, such as our Senior Notes, has been subject to disruptions that have caused substantial volatility in the prices of those securities. Our Senior Notes are listed on the Luxembourg Stock Exchange.

Luxembourg or other local insolvency laws to which we or our subsidiaries may be subject may not be as favorable to the holders of our Senior Notes as U.S. insolvency laws.

        Due to the nature of Luxembourg's insolvency laws, the ability of holders of our Senior Notes to protect their interests in SBS may be more limited than would be the case under U.S. bankruptcy laws. This is because our liabilities in respect of our Senior Notes will be paid in the event of a winding up after payment of all secured debts, the cost of liquidation and those of our debts, which are entitled to priority under Luxembourg law. Other debts that would rank senior to the Senior Notes include:

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

        Virtually all of our subsidiaries are incorporated in jurisdictions other than the United States and are subject to the insolvency laws of those jurisdictions. The insolvency laws of these jurisdictions may not be as favorable to interests of the holders of our Senior Notes as creditors as the laws of the United States or other jurisdictions.

ITEM 4—INFORMATION ON THE COMPANY

OVERVIEW OF THE COMPANY

        We are a European television and radio broadcasting company with complimentary print operations. We believe our potential combined television and radio audience reach is among the largest of commercial broadcasting groups in Europe. The combined population in the markets in which we currently operate is approximately 90 million. We acquire, package and distribute programming and other content via television channels, radio stations and the Internet in Europe. We currently own interests in 10 television stations and 22 radio networks operating a total of 53 radio stations overall across 9 countries in Europe, together with various related destination and promotional web sites. We operate all of these television and radio stations with the exception of prima TV in Romania. In addition we own and operate the company that publishes the weekly television and radio guide, Veronica Magazine, the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. We derive revenue primarily through sales of advertising to multi-national, national, regional and local advertisers and sales of magazine subscriptions. In the year ended December 31, 2003, we had consolidated net revenue of €581.7 million and consolidated operating income of €43.2 million.

HISTORY OF THE COMPANY

        SBS Broadcasting S.A. is a Luxembourg société anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10, rue Mathias Hardt, L-1717 Luxembourg. The telephone number is +352 261 2151 and the fax number is +352 2612 3301.

        We were originally created to acquire and operate television-broadcasting operations in Scandinavia. In 1990, we acquired a 51% interest in TVNorge, a national satellite-to-cable television station and over-the-air network in Norway and a controlling interest in Kanal 2, a local television station in Copenhagen, Denmark. Between September 1991 and September 1995, we acquired 100% of Kanal 5, a satellite-to-cable television station based in the United Kingdom but broadcasting in Sweden.

        We commenced our radio broadcasting operations in 1994, and we own significant interests in and operate 22 radio networks in Denmark, Sweden, Norway, Finland and Greece.

        In 1995, we expanded our operations to include television properties outside Scandinavia by establishing VT4, a wholly-owned, UK-based, satellite-to-cable television station. Since March 1, 2002, VT4 has been broadcast out of Flanders, Belgium, under a license granted by the Flemish Media Commission. In 1995, we also established SBS6, a satellite-to-cable station in The Netherlands. We continued our Dutch expansion, launching NET5 in 1999 and Veronica in 2001, two satellite-to-cable stations reaching approximately 96% of the television households in The Netherlands.

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

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd. ("Amerom"). Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV, an over-the-air and satellite-to-cable television station that reaches approximately 53% of the television households in Romania. On July 18, 2001, we completed the issuance of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC") to Romanian Investment and Development S.r.l. ("RID"). RBC is the SBS subsidiary that currently holds an 80% interest in Amerom. RID is controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Accordingly, we currently own 37% of prima TV.

        On July 26, 2000, we acquired from International Trading and Investments Holdings S.A. ("ITI") a 33% interest in TVN, Poland's second largest private television station. On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for $11 million (€10.5 million) and, on December 2, 2003, we sold our remaining 30.4% equity interest in TVN for €131.6 million.

        On November 5, 2001, we acquired a 20% equity interest in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. On December 4, 2003, we sold our interest in ATV for €1.0 million.

        On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding B.V. in The Netherlands. As part of the transaction, our Dutch subsidiary SBS Broadcasting B.V. obtained the exclusive right to use the "Veronica" brand for television, print and related uses. In addition, SBS Broadcasting B.V. acquired the company that owns and publishes the weekly Dutch television and radio guides Veronica Magazine and Satellite. Veronica Magazine is the largest weekly publication in The Netherlands, with an average circulation of approximately 1.1 million in 2003. As consideration for the transaction, Veronica Holding was issued a 10% equity interest in SBS Broadcasting B.V., subject to a final purchase price adjustment.

        Set forth below is summary information regarding our operating results for 2003:

Summary of 2003 operating results by segment (in millions of euro except for percentages)

Source	Revenue	Operating Income
Television broadcast operations	514.1	58.1
% of total	88%	92%
Radio broadcast operations	46.6	2.7
% of total	8%	4%
Print operations	21.0	2.5
% of total	4%	4%
Total	581.7	63.3

Television

        Our television programming strategy has been to combine original, locally produced content (some produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our local markets. We also seek to benefit from the economies of group buying and local production.

        Set forth below is summary information regarding our television stations and their markets:

Summary of SBS Television Investments

Station	Market	Reach(1)	SBS Ownership		Other Owners	Type of Signal	Daily Broadcast Hours(2)		Initial SBS Investment	2003 Sales(3)	Contribution to 2003 SBS Revenue
TV Norge	Norway	88%	51%		TV2	Satellite-to-cable Over-the-air	24		1990	€52.5	9%
Kanal 5	Sweden	64%	100%			Satellite-to-cable	22		1991	83.0	14%
TvDanmark	Denmark	76%	100%			Satellite-to-cable	22		1990	19.7	3%
Kanal 5	Denmark	58%	100%			Satellite-to-cable Over-the-air	22		2000	20.4	4%
VT4	Belgium(4)	97%	100%			Satellite-to-cable	15		1994	53.5	9%
SBS6	Netherlands	96%	63%		De Telegraaf, Veronica Holding BV	Satellite-to-cable	24		1995	112.1	19%
Net5	Netherlands	96%	63%		De Telegraaf, Veronica Holding BV	Satellite-to-cable	16		1999	65.7	11%
Veronica	Netherlands	96%	63%		De Telegraaf, Veronica Holding BV	Satellite-to-cable	24	(5)	2001	24.9	4%
TV2	Hungary	95%	84%/49	%(6)	MTM, Tele-München	Over-the-air	21		1997	78.6	14%
prima TV(7)	Romania	53%	37%		RBC Ltd.	Satellite-to-cable Over-the-air	20		2000	13.2	—

(1)
Represents number of households (in millions) that have access to our signal.

(2)
Represents average daily broadcast in hours.

(3)
Represents net revenue by the station for the year ended December 31, 2003 (in millions of euro).

(4)
Broadcast targets Belgian Flemish speaking community.

(5)
Veronica/Fox Kids is a 24-hour station in which we control programming between 6:00pm and 1:00am. Fox Kids controls programming between 6:00am and 6:00pm and we and Fox Kids jointly control programming between 1:00am and 6:00am.

(6)
Our economic interest is 84% and our voting interest is 49%.

(7)
This station is not consolidated in the results of SBS as its results are recorded under the equity method. Our ownership interest is indirectly held and represents ultimate proportionate ownership in prima TV.

Programming

        Coordinated group buying allows our individual stations to benefit from improved access to product and volume pricing in both the acquisition of international programs and the acquisition of formats. In 2003, the acquired programs represented the majority of our consolidated television stations' programming hours and 40% of our consolidated television stations' programming costs. We currently have multi-country programming agreements with Warner Bros. for Scandinavia and The Netherlands, with Universal Studios for Scandinavia, The Netherlands, Belgium and Hungary, with Disney for Scandinavia, The Netherlands and Belgium and with Paramount for The Netherlands, Belgium and Hungary. From these suppliers we acquire local broadcast rights to feature films and international series. Beside the above, our suppliers also include DreamWorks, Sony Television, 20th Century Fox, MGM, the BBC, Granada, ZDF, Venevision, Protele, Alliance Atlantis and a number of others.

        Our locally produced programming (including sports) frequently, depending on the particular program and local market, results in higher ratings during prime time hours. In 2003, locally produced programming represented approximately 60% of our consolidated television stations' programming costs. We believe that locally produced programming, including our local news programming in Norway, Denmark, The Netherlands and Hungary, has particular audience appeal and reinforces our stations' local image, as well as serves as an audience magnet for the overall station. It also increases ratings, brand awareness and the demand for commercial airtime within a respective market's advertising community.

        Part of our local production budgets are allocated toward the acquisition and production of major international formats. Coordinated group buying allows our individual stations to acquire formats that would otherwise not be available to them. A few of the more well-known formats that we have acquired in this manner include: Big Brother (Sweden, Norway, Denmark, Hungary and Romania), Temptation Island (Sweden, Norway, Denmark, The Netherlands and Belgium), The Bachelor (Sweden, Norway, Denmark, Hungary and Belgium), The Apprentice and Extreme Makeover (Sweden, Norway, Denmark and Belgium).

        To further leverage our group's effectiveness in our territories where language similarities exist, we have implemented a program of seeking internationally recognized formats that can be jointly produced by more than one territory. For example, we have produced Survivor, Temptation Island and Peking Express using Dutch and Belgian (Flemish speaking) participants for broadcast in The Netherlands and Belgium. Similarly, we have produced Temptation Island, The Bachelor/Bachelorette, Joe Millionaire, Extreme Makeover and other series using participants from Sweden, Norway and Denmark. These co-productions have the benefit of making available to the stations expensive programming that they might not have been able to afford to produce on their own.

Radio

        We commenced our radio broadcasting operations in 1994. We own significant interests in, and operate, 22 radio networks operating a total of 53 radio stations overall in Europe. Our European radio stations include operations in Denmark, Sweden, Norway, Finland and Greece. Our radio strategy targets young audiences between the ages of 18 and 39, focusing mainly on adult contemporary formats. Our consolidated radio operations generated net revenues of, €36.0 million, €35.6 million and €46.6 million, or 7%, 7% and 8% of our total consolidated net revenue, in 2001, 2002, and 2003, respectively.

Print

        In September 2003, we acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide, Veronica Magazine, which is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. Through this acquisition we expect to capitalize on synergies to be gained from cross promotion between our print business and our Dutch television channels. Our print operations generated net revenues of €21.0 million, or 4% of our total consolidated net revenue in 2003.

Organizational Structure

        We have created a highly flexible operating structure that grants considerable authority to our national and local operations so that they can make decisions tailored to the needs and circumstances of their individual markets. At the group level, we analyze and monitor programming and financial performance centrally and coordinate program commitments, purchases and multinational productions so as to benefit from group-wide knowledge and economies of scale. Sales, marketing and most programming decisions are taken on a station-by-station basis at the local level, albeit within centrally approved budgets. At the group level, we also control operating strategies, budgets, material financial commitments, multinational sales and the selection of senior-level management.

        For a complete list of our subsidiaries and affiliates, see Exhibit 8.1 to this annual report.

OUR STRATEGY

        Our strategy is to continue to develop and expand our television and radio broadcasting and print businesses, as well as to develop new analogue and digital channels and formats using our existing platforms and programming expertise. We aim to achieve this by concentrating on the following:

•    Expanding audience share and advertising sales in our current markets

        We identify and target the most attractive demographic segments and target groups in each market to increase our audience share and advertising sales. We pursue both larger audiences and increased audience viewing hours through our mix of local productions and foreign programming developed for these market segments. As our audiences and audience viewing hours grow, we believe the value of our broadcasting for advertisers increases significantly. To maximize the value of our advertising reach, we seek to adopt local best practices sales procedures across all of our stations and pursue multinational sales and cross-selling opportunities across our television, radio and print businesses.

•    Increasing our control over programming content and cost

        We seek constantly to improve the quality and perceptions of our programming, which, at approximately 50% of our total revenues, is our single largest cost, and to reduce costs by increasing our control over programming. We attempt to use our multinational purchasing power to achieve better pricing and content, license terms and control of residual rights, including additional broadcast and ancillary rights. We seek to acquire lifetime rights for the majority of our local programming purchases. In addition, we continue to seek to exploit opportunities to introduce locally successful formats across all of our stations and to increase the percentage of co-productions within our territories and stations, in particular among our Scandinavian stations and between our Benelux stations.

•    Maintaining our focus on improving operating margins

        We intend to maintain our focus on improving our operating margins through cost controls and improved ratings performance aimed at key target demographic groups desired by advertisers. In addition, we are implementing advertising airtime yield management systems and practices across our television group in order to optimize the yield on our advertising inventory, increase the efficiency of advertising campaigns and raise margins.

•    Expanding in existing media markets

        We regularly review and consider opportunities to expand our operations in our existing media markets. We intend to pursue opportunities with which we can leverage our existing operations and other assets in order to achieve greater presence in our local markets and economies of scale. For example, we expanded our Scandinavian radio assets in 2003 and are seeking to develop them further by implementing the SBS group's practices, improving their ratings performance, and maximizing efficiencies within and among our Scandinavian radio stations. We also acquired Veronica Magazine in 2003, the largest weekly television guide in The Netherlands, and are seeking to take full advantage of the cross-promotion opportunities between Veronica Magazine and our Dutch television channels.

•    Expanding into new broadcasting markets

        We intend to pursue opportunities selectively in new broadcast markets that complement our existing media operations. We generally seek opportunities in markets in Western and Central Europe in which television and radio have a lower share of total advertising, often due to having a shorter history of commercial television or radio broadcasting, which can result in less competition and faster growth potential than comparable, more developed markets offer. As in the past, we may pursue these opportunities in conjunction with strong local partners.

•    Developing additional revenue streams

        To diversify our revenues from advertising, we are developing and pursuing additional revenue streams. We have begun to secure carriage fees for some of our existing channels from cable operators and are using our content libraries and our expertise to develop programming designed for subscription-based channels for pay television platforms, third-generation multimedia mobile telecommunication systems and other applications. We also intend to seek to obtain new digital licenses in our existing markets, as well as in new territories, as regulatory and competitive conditions permit. Furthermore, as television broadcasting becomes increasingly digital, we intend to develop interactive services, including interactive programming and advertising.

INDUSTRY BACKGROUND

Television

        In 1990, we began acquiring and operating television broadcasting operations in Europe. We currently own significant interests, and operate television stations in various European territories, including Scandinavia, Belgium, The Netherlands and Hungary.

        Unlike in the United States, television broadcasting in Europe began with government-owned and -operated television stations that did not sell advertising. In the 1960s, commercial television broadcasting began in Western Europe, initially in the United Kingdom and subsequently in other countries. Scandinavia, Belgium and The Netherlands only permitted commercial television beginning in the late 1980s. Hungary and Romania only awarded licenses for commercial television beginning in 1997 and 1993, respectively.

        As a consequence, commercial television advertising in our markets is less developed as compared to other major media markets such as the United States. Accordingly, we believe there is potential for considerable growth of television advertising in our markets. In general the growth of the television advertising is mainly affected by economic growth (growth in the Gross Domestic Product), growth of the individual advertising markets, growth in television share of advertising (expenditure per capita), increase in penetration / television household coverage, increase in viewing and in viewers shares, and population growth.

        Set forth below is information on the growth in television advertising expenditures 1998 to 2003 for the countries and regions indicated:

	Gross Domestic Product (in US$ billions)		Total Advertising Expenditure (in US$ millions)		Television Advertising (in US$ millions)		Population (in millions)		Television Advertising Per Capita
	1998	2003	1998	2003	1998	2003	1998	2002	1998	2003
Norway	$141.8	$197.4	$1,363	$1,717	$427	$595	4.4	4.5	$97	$132
Sweden	202.7	247.6	1,616	1,630	329	354	8.9	8.8	37	40
Denmark	146.3	179.0	1,417	1,406	255	241	5.3	5.3	48	45
Belgium	211.9	251.7	1,441	2,020	617	903	10.2	10.3	60	88
The Netherlands	320.4	426.9	3,173	3,156	589	730	15.7	16.0	38	46
Hungary	39.1	70.7	564	1,488	313	997	10.1	9.9	31	101
Romania	42.1	47.5	215	153	131	100	22.5	22.4	6	4

Total SBS Markets	$1,104.3	$1,420.8	$9,789	$11,570	$2,661	$3,920	77.1	77.2	$35	$51

—growth		29%		18%		47%		0%		52%
Other
Europe	$7,896.2	$9,676.3	$66,473	$78,553	$20,588	$26,043	452.8	454.7	$45	$57
—growth		23%		18%		26%		0%		27%
United States	$8,781.5	$10,878.9	$120,743	$148,786	$43,471	$52,821	270.6	284.8	$161	$185
—growth		24%		23%		22%		5%		15%

Source: Zenith Media, Advertising Expenditure Forecasts, December 2003. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

Transmission

        The two basic methods of television transmission in use in our markets are (1) over-the-air television ("terrestrial") broadcasting, which can be either local or national in scope, and (2) satellite-to-cable and satellite-to-dish (or direct-to-home) broadcasting. In over-the-air broadcasting, the station operator obtains a license from the appropriate regulatory authority to broadcast its signal at an established frequency and power over one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its programming signal to a satellite which redirects the signal either to a ground-based antenna that is connected to a cable system or, in the case of direct-to-home broadcasting, to a home television via a satellite dish. In satellite-to-cable and direct-to-home broadcasting, the signal may originate from the territory where the viewer is situated or may be broadcast from abroad. In all of our markets, governments regulate programming, commercial advertising and other matters relating to broadcast operations. See also "Item 4—Information on the Company—Regulation" for additional information. In the territories in which we operate terrestial broadcasting systems, we have agreements with terrestrial transmission companies. In addition, we have agreements with one or more satellite and/or cable operators providing for the transmission of our broadcast signals.

        While over-the-air broadcasters can typically be received by virtually all of the television households in the geographic area covered by their broadcast signals, satellite-to-cable and direct-to-home broadcasters can only be received by television households connected to a cable system or by households that have satellite dishes positioned to receive the broadcasts directly. The percentages of television households connected to a cable system or capable of receiving direct-to-home broadcasting have increased over the past few years. The following table estimates the percentages of television households connected to a cable system and/or capable of receiving direct-to-home broadcasting via a satellite dish in the countries indicated at December 31, 2003.

	Television households with:
Country	Cable	Satellite dish
Norway	46%	31%
Sweden	64%	30%
Denmark	58%	21%
Belgium	94%	8%
The Netherlands	94%	6%
Hungary	55%	17%
Romania	57%	1%

Source: European Digital Pay TV Revenues Market assessment and forecasts to 2006, published in January 2004 by Screen Digest, London and, for Romania only, Western, Central and Eastern Europe MediaFact Pocket Books, published in March 2003 by Zenith Media.

Ratings

        Commercial television stations generate the majority of their revenues from the sale of advertising time. Advertising rates charged by television stations are based, in large part, on the percentage of television households in a designated market area tuned to a particular station during a particular time period and the demographic characteristics of those households. We believe that the availability of more reliable and accurate ratings information, such as the information provided by people meters installed in the territories in which we operate, accelerates the development of commercial television, because more accurate ratings information should help convince advertisers to allocate a greater percentage of their advertising budgets to television advertising.

Radio

        In 1994, we began acquiring and operating radio stations in Europe. We own significant interests, and operate radio stations in Denmark, Sweden, Norway, Finland and Greece. Commercial radio has operated for approximately 14 years in Denmark, 9 years in Sweden, 16 years in Norway, 18 years in Finland and 15 years in Greece. Radio advertising expenditures in our existing markets increased from an estimated $228 million in 1998, to an estimated $282 million in 2003. We intend to expand radio broadcast operations into our existing television markets and into other markets as opportunities arise.

        Commercial radio advertising reflects considerably less penetration in our markets as compared to major media markets such as the United States. In 2003, radio advertising accounted for less than 4% of all advertising expenditures in our markets, compared to 13% for the United States and 5% for Europe. Accordingly, we believe there is potential for considerable growth of radio advertising in our markets.

        Set forth below is information on the growth of radio advertising expenditures 1998 to 2003 for the countries and regions indicated:

	Gross Domestic Product (in US$ billions)		Total Advertising Expenditure (in US$ millions)		Radio Advertising (in US$ millions)		Population (in millions)		Radio Advertising Per Capita
	1998	2003	1998	2003	1998	2003	1998	2002	1998	2003
Denmark	$146.3	$179.0	$1,417	$1,406	$23	$32	5.3	5.3	$4	$6
Sweden	202.7	247.6	1,616	1,630	53	56	8.9	8.8	6	6
Norway	141.8	197.4	1,363	1,717	68	59	4.4	4.5	15	13
Finland	108.7	136.2	915	1,015	32	45	5.2	5.2	6	9
Greece	99.1	142.1	1,145	2,065	52	90	10.5	10.0	5	9

Total SBS Markets	$698.6	$902.3	$6,456	$7,833	$228	$282	34.3	33.8	$7	$9

—growth		29%		21%		24%		-1%		29%
Other
Europe	$7,896.2	$9,676.3	$66,473	$78,553	$3,311	$4,204	452.8	454.7	$7	$9
—growth		23%		18%		27%		1%		29%
United States	$8,781.5	$10,878.9	$120,743	$148,786	$15,411	$19,986	270.6	284.8	$57	$70
—growth		24%		23%		30%		5%		23%

(1)
Source: Zenith Media, Advertising Expenditure Forecasts, December 2003. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

Advertising

        In 2003, the markets in which we operate generated an estimated $11.6 billion in total advertising expenditures. In 2003, television advertising accounted for an estimated 34% of total advertising expenditures in our current television markets, as compared to an estimated 33% and 35% for the Europe and the United States, respectively. In 2003, radio advertising accounted for an estimated 4% of total advertising expenditures in our current radio markets, as compared to an estimated 5% and 13% for Europe and the United States, respectively. In 2003, magazine advertising accounted for an estimated 24% of total advertising in the market in which we operate. Our operating strategies anticipate that total advertising expenditures in our markets will continue to grow and that television's and radio's respective shares of total advertising expenditures in most of our markets will increase further, as advertisers increasingly use television and radio as more integral parts of their advertising strategies.

        Television and radio advertising expenditures in a given market are a function of general economic conditions, television viewing and radio listening habits, the strength and appeal of competing media (such as print and outdoor media), literacy rates and advertiser acceptance of television and radio as advertising media. No single advertiser provides us more than 10% of our consolidated advertising revenues.

        Our revenues are primarily generated from the sale of advertising time on our television and radio stations. In 2003, advertising sales represented approximately 83% of the net revenues generated by our consolidated television operations and approximately 79% of the net revenues generated by our consolidated radio operations. The remaining revenue was derived from other sources, such as cable subscription fees, sale of airtime (including teleshopping), teletext fees, sponsoring and non-cash revenues from barter transactions, whereby advertising time is exchanged for goods or services (such as advertising in other media, travel or lodging) in respect of which we might otherwise incur cash expenditures. Our advertising sales tend to be lowest in the third quarter of each calendar year, which includes the summer holiday schedule (July and August), and highest during the fourth quarter. Advertising sales also tend to be higher in the second half of the calendar year. As is common in the broadcasting business, we pay commissions for advertising placed on our stations and we provide incentive discounts and rebates to advertisers. Advertising revenues are recorded net of all such commissions, discounts and rebates. While we seek to develop and maintain long-term relationships with our advertising clients, most advertising arrangements do not extend beyond one year, although they are generally renewed. Substantially all of our advertising sales are for cash, but we do enter into minor amounts of barter transactions as discussed above. We have also exchanged minor amounts of advertising time that would otherwise be unsold for certain of our interests in our investments.

        Television advertising in our markets is bought and sold in a variety of ways. Advertisers, acting directly or through intermediaries, such as advertising agencies and media buyers, purchase advertising time pursuant to annual agreements and ad hoc agreements. The price paid by the advertiser is generally based on the particular television station's rate card, less a discount based on the importance of the advertiser and the volume of advertising being committed. The intermediary receives an agency commission. The rate card value of a television station's advertising time is based upon a variety of factors, including the relative strength of the station within the marketplace, the season, the day of the week, the time of day and the number of commercial impressions (viewership) actually delivered by the station within specified demographics (gender, age and affluence). A station's viewership is a function of the station's technical reach, the number of households watching television at a particular time and the relative popularity of the station's programming (ratings). In our markets, approximately 70-75% of most television stations' advertising sales are generated in prime time viewing hours (7:00pm to 11:00pm), and advertisers typically enter into up-front annual agreements that provide for pricing terms based upon projected advertising volumes. While these agreements are generally only indicative of the advertisers' ultimate advertising purchases, they may control pricing for as much as 70-75% of a station's actual annual advertising sales because favourable pricing is dependant upon the indicative volumes being achieved.

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

REVIEW OF TELEVISION OPERATIONS

Norway (TVNorge)

        In Norway, we own a 51% interest in, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network. Our television operations in Norway generated net revenues of €47.1 million, €50.6 million and €52.5 million, or 10%, 10% and 9% of our total consolidated net revenues in 2001, 2002, and 2003, respectively.

        In October 1988, the Norwegian government adopted legislation to deregulate cable television, which permitted private television advertising on satellite-to-cable channels. In response, in February 1990, we acquired a 51% interest in TVNorge, a national satellite-to-cable broadcaster. TV2, one of the other private commercial stations in Norway, owns the remaining 49%.

        In December 1995, the Norwegian government legalized the simultaneous transmission of a broadcast signal through multiple local television stations in Norway. TVNorge utilized this opportunity and entered into co-operation agreements with 21 local television stations. In the beginning of 2003, TV Norge entered into a second co-operation period for a 3-year term with 16 of these stations, which increased the station's television household penetration from approximately 70% to approximately 89% at the end of 2003. TVNorge's affiliated stations have "must-carry" status and TVNorge benefits from this status in all local cable networks. TVNorge also operates a local television station in Oslo, called TVNorge-Oslo.

        TVNorge broadcasted 24 hours per day in 2003. TVNorge's programming schedule includes locally produced programs (including news) and international series and films. American produced programs broadcast by TVNorge are subtitled in Norwegian and in 2003 included C.S.I., C.S.I. Miami, Smallville, Gilmore Girls, The Bachelor, Extreme Makeover, Will & Grace, The Osbournes, Buffy the Vampire and many others. During 2003, locally produced programming, which included the local version of 71 Degrees North and the daily talkshow Mess-tv, represented an average of approximately 10 hours per day of TVNorge's broadcast time.

        TVNorge has sold advertising time to leading advertisers that regularly advertise on TVNorge, including Orkla, Landbruket, L'oreal, Norgesgruppen, Procter & Gamble, ICA Ahold Group, Hjemmet Mortensen/Egmont, Coca-Cola, Master Food and Kid Interior.

        TVNorge's principal competitors are NRK1 and NRK2, non-commercial television stations financed by license fees; TV2, a privately owned, commercial television station; and TV3, a privately owned, commercial television station, serving all three Scandinavian countries. TVNorge competes with NRK1 and NRK2 for viewers and programming, but not for advertising revenue, because NRK1 and NRK2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters in Norway as of December 31, 2003.

	Norwegian Television Market Television Stations
	NRK1	NRK2	TV2	TV3	TVNorge
Estimated coverage(1)	100%	84%	97%	64%	89%
Ownership	Government	Government	Private	Private (MTG)	Private (SBS/TV2)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable/Over- the-air	Satellite-to-cable	Satellite-to-cable/Over-the-air
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	14	6	18	20	24

(1)
Source: Company estimates.

Sweden (Kanal 5)

        We broadcast into Sweden through Kanal 5, a wholly-owned, UK-based, satellite-to-cable and direct-to-home television station. Our television operations into Sweden generated net revenues of €54.4 million, €67.7 million and €83.0 million, or 11%, 13% and 14% of our total consolidated net revenues in 2001, 2002, and 2003, respectively.

        Commercial television advertising began in Sweden in late 1988 when TV3 began its operations. We entered the Swedish market in September 1991 when we acquired 75% of Kanal 5. In September 1995, we acquired the remaining 25%.

        Kanal 5 broadcast an average of 22 hours per day in 2003. Kanal 5's programming schedule includes locally produced programs and international series and feature films, many of which are well known in the United States. American-produced programs broadcast by Kanal 5 are subtitled in Swedish and in 2003 included C.S.I., Friends, Frasier, Gilmore Girls and Third Watch. Locally produced programming, which included The Bachelor, Big Brother, Motorjournalen, Roomservice and Tjockholmen, represented an average of approximately 2 hours per day of Kanal 5's broadcast time in 2003.

        In 2003, Kanal 5's advertising base included leading advertisers that regularly advertise on Kanal 5 including Carlsberg, Coca-Cola, GlaxoSmithKline, ICA Ahold Group, McDonald's L'Oréal, Orkla, Procter & Gamble and Vodafone.

        Kanal 5's principal competitors are SVT1 and SVT2, both of which are government-owned, non-commercial television stations, and TV3 and TV4, privately-owned, commercial television stations. Kanal 5 competes with SVT1 and SVT2 for viewers and programming, but not for advertising revenues, because SVT1 and SVT2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters serving Sweden as of December 31, 2003.

	Swedish Television Market Television Stations
	SVT1	SVT2	TV3	TV4	Kanal 5
Estimated coverage(1)	100%	100%	62%	100%	64%
Ownership	Government	Government	Private (MTG)	Private	Private (SBS)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable	Over-the-air	Satellite-to-cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	18	16	22	19	22

(1)
Source: MMS Established Survey.

(2)
Source: Company estimates.

Denmark (TvDanmark and Kanal 5)

        In Denmark, we operate two television stations: TvDanmark (formerly TvDanmark 2), a wholly-owned entity operating under a Danish license; and Kanal 5 (formerly TvDanmark 1), which operates from the United Kingdom under a U.K. satellite broadcasting license. On April 4, 2004, TvDanmark 1 and TvDanmark 2 were rebranded and relaunched as Kanal 5 and TvDanmark, respectively. Our television operations in and into Denmark generated net revenues of €46.7 million, €40.1 million and €40.1 million, or 10%, 8% and 7% of our total consolidated net revenues in 2001, 2002, and 2003, respectively.

        TvDanmark is distributed by over-the-air transmission through 7 affiliated network stations, as well as on cable and digital direct-to-home. Its network stations are "must carry" in their local areas, thus guaranteeing distribution in all local cable households. The estimated reach for TvDanmark was approximately 76% of all television households as of December 31, 2003.

        Kanal 5 is a wholly-owned, UK-based satellite-to-cable and direct-to-home television station broadcasting from London. Kanal 5 generates additional revenues from monthly subscription fees. The distribution of Kanal 5 includes the single largest nationwide cable network, which consists of approximately 650,000 households. The estimated reach for Kanal 5 was approximately 58% of all television households as of December 31, 2003.

        In 2003, TvDanmark and Kanal 5 broadcast an average of 22 hours per day. The stations broadcast a number of locally produced programs, including local news, a Danish production of Temptation Island and Big Brother. Sports broadcast on the channels includes major football events, for example, the Spanish Primera División, the German Bundes League and the UEFA Cup. During 2003, locally produced programming represented an average of approximately three hours per day of the stations' broadcast time. American-produced programs broadcast in 2003 included Spin City, Frasier, C.S.I., C.S.I. Miami, Gilmore Girls, Will & Grace, The Tonight Show with Jay Leno and movies, such as The Perfect Storm and Three Kings.

        Our stations serving Denmark sold advertising to leading advertisers that regularly advertise on our Danish stations including Colgate, Unilever, Nestlé, Teledanmark, Coca-Cola, Arla Foods and Procter & Gamble.

        TvDanmark's and Kanal 5's principal competitors are DR1 and DR2, government-owned, non-commercial television stations; TV2 and Zulu, government-owned, commercial television stations; and TV3 and 3+, privately-owned, commercial cable and satellite television stations. TvDanmark and Kanal 5 compete with DR1 and DR2 for viewers and programming, but not for advertising revenues, because DR1 and DR2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters in or into Denmark as of December 31, 2003.

	Danish Television Market Television Stations
	DR1	DR2	TV2	Zulu	TV3	3+	Kanal 5	TvDanmark(2)
Estimated coverage(1)	100%	83%	100%	54%	68%	66%	58%	76%
Ownership	Govern- ment	Govern- ment	Govern- ment	Govern- ment	Private (MTG)	Private (MTG)	Private (SBS)	Private (SBS)
Type of signal	Over-the-air	Satellite-to-cable/ Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable/ Over-the-air network
Commercial advertising	No	No	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily Broadcast hours(1)	20	11	20	17	22	21	22	22

(1)
Source: Company estimates.

(2)
Coverage represents households reached by TvDanmark, a network of 7 local, over-the-air stations including TvDanmark Kanal 2 and TvDanmark Fyn.

Belgium (VT4)

        We began broadcasting into Flemish Belgium in February 1995 by establishing VT4, a wholly-owned, UK-based, satellite-to-cable television station. On March 1, 2002, VT4 Ltd contributed the assets and liabilities of its Belgium operations to a Belgian company, SBS5 N.V., which has since been renamed SBS Belgium N.V. Since March 1, 2002, VT4 is broadcast out of Flanders using a license granted by Flemish Media Commission (Vlaams Commissariaat voor de Media). VT4 has "must-carry" status on all cable networks in Flanders. VT4 is a Flemish-language cable television station that targets the Flemish-speaking community in Belgium and is carried by all of the cable operators in that community. Our television operations in Flemish Belgium generated net revenues of €45.7 million, €

43.3 million and €53.5 million, or 10%, 8% and 9% of our total consolidated net revenues in 2001, 2002 and 2003, respectively.

        Belgium is made up of three regions: (1) Flanders, the Flemish-speaking region; (2) Wallonia, the French-speaking region; and (3) Brussels, a bilingual (French and Flemish) region. Each region has its own media regulations, state television network, commercial broadcasters, pay television services and cable networks.

        In 2003, VT4 broadcast an average of 15 hours per day. VT4 broadcasts a number of U.S. programs that are subtitled in Flemish, including C.S.I., C.S.I. Miami, Friends, Scrubs, The Simpsons and Sex and the City, as well as locally produced feature presentations, including Expeditie Robinson, Temptation Island, Bachelor and Chris & Co. Locally produced programming represented an average of approximately three hours per day of VT4's broadcast time during 2003.

        Leading advertisers that regularly advertise on VT4 include Procter & Gamble, Danone, Master Foods, Kellogg Company and Nestlé.

        There are currently five principal television stations serving Flanders. Public service broadcaster VRT operates two government non-commercial over-the-air channels, TV1 (which started in 1953) and Canvas (which started in 1977). VTM, a private commercial channel, was launched in 1989 with the approval of the Flemish government to provide a commercial alternative to the state-owned Flemish channels. In February 1995, VMM, VTM's operator, launched a second channel, Kanaaltwee. VTM and Kanaaltwee have must-carry status on all cable networks in Flanders. Between 1989 and February 1995, when Kanaaltwee and VT4 began broadcasting, VTM was the only commercial channel targeting the Flemish audience (although sponsorship and public interest commercials are permitted on the VRT stations).

        Set forth below is information regarding each of the major television broadcasters serving Flanders as of December 31, 2003.

	Flemish Television Market Television Stations
	VRT TV1	VRT CANVAS	VTM	Kanaaltwee	VT4
Estimated coverage(1)	100%	100%	98%	98%	98%
Ownership	Government	Government	Private	Private	Private (SBS)
Type of signal	Over-the-air and Cable	Over-the-air and Cable	Cable	Cable	Cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	22	13	18	14	15

(1)
Source: Company estimates.

The Netherlands (SBS6, NET5 and Veronica)

        In The Netherlands, we own a 63% interest in, and operate, SBS6 and NET5, national satellite-to-cable television stations. Together with Fox Kids Europe Channels B.V. ("Fox Kids"), we own the TV10 license in the Netherlands, under which we operate Veronica, a 63%-owned national satellite-to-cable television station. We provide programming and sell advertising for the hours from 6:00pm until 1:00am and Fox Kids provides programming and sell advertising for the hours from 6:00am until 6:00pm. The hours between 1:00am and 6:00am are programmed and sold jointly. Our television operations in The Netherlands generated consolidated net revenues of €160.4 million, €193.6 million and €201.3 million, or 33%, 38% and 35% of our total consolidated net revenues in 2001, 2002 and 2003, respectively.

        We began operations in The Netherlands in August 1995 by establishing SBS6, a satellite-to-cable station. In May 1996, De Telegraaf N.V. ("De Telegraaf"), the largest newspaper in The Netherlands, acquired 30% of SBS6. In September 2003, Veronica Holding B.V. was issued a 10% equity interest in our Dutch subsidiary, SBS Broadcasting B.V., diluting our equity ownership to 63% and the De Telegraaf equity ownership to 27%. In March 1999, we launched NET5 and in May 2001, we launched V8, both satellite-to-cable stations. On September 20, 2003, V8 was rebranded and relaunched into Veronica. Our three stations reach approximately 96% of the television households in The Netherlands. On January 7, 2002, we acquired the remaining 51% interest in Cameo Support B.V., the production company of Hart van Nederland and Het Nieuws.

        In 2003, SBS6, NET5 and Veronica broadcast 24, 24 and 7 hours per day, respectively. The programming is provided by existing agreements with certain local production facilities and several of our international programming sources. Programs broadcast in 2003 included Hart van Nederland, Weekend Miljonairs, Robinson Island, Temptation Island and Ally McBeal. Locally produced programming represented an average of approximately five hours per day of SBS6's, two hours per day of NET5's and 0.5 hours per day of Veronica's broadcast time in 2003.

        Leading advertisers that regularly advertise on SBS6, NET5 and Veronica include Nestlé, Unilever, Procter & Gamble, Heineken, Mars, Rijksvoorlichtingsdienst and KPN.

        The Netherlands has three public commercial television channels, NED1, NED2 and NED3, which divide broadcast time primarily among eight public broadcasters. These channels are beneficiaries of an obligatory license fee payable by all television households and also sell advertising through a single government-operated sales organization. The non-government owned stations (including SBS6, NET5 and Veronica) do not benefit from the obligatory license fee. Private commercial television was introduced in The Netherlands with the launch of RTL4 in 1989. RTL4 is a satellite-to-cable station broadcasting from Luxembourg. In October 1993, RTL launched a second private commercial satellite-to-cable television station, RTL5. In addition, RTL operates a satellite-to-cable station under the name Yorin from The Netherlands.

        Set forth below is information about each of the major television broadcasters in The Netherlands as of December 31, 2003.

	Dutch Television Market Television Stations
	NED1	NED2	NED3	RTL4	RTL5	Yorin	SBS6	NET5	Veronica/ Fox Kids(1)
Estimated coverage(2)	100%	100%	100%	96%	96%	96%	96%	96%	96%
Ownership		Government		Private	Private	Private	Private	Private	Private
							SBS, De Telegraaf and Veronica Holding
Type of signal	Over-the-air	Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable
Commercial advertising	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	24	24	24	24	24	24	24	24	24

(1)
Veronica/Fox Kids is a 24-hour station in which we control programming between 6:00pm and 1:00am, Fox Kids controls programming between 6:00am and 6:00pm and we and Fox Kids jointly control programming between 1:00am and 6:00am.

(2)
Source: Company estimates.

Hungary (TV2)

        In Hungary, we have a 49% voting interest and an 84% economic interest in, and, together with our local partner MTM-TV2 Kft and with Tele-München, operate TV2, a national over-the-air television station. Our television operations in Hungary generated net revenues of €69.2 million, €69.0 million and €78.6 million, or 14% of our total consolidated net revenues in 2001, 2002, and 2003.

        In 2003, TV2 broadcast an average of 21 hours per day. TV2 broadcasts American-produced programs in Hungarian, including Friends, JAG, Smallville, Sliders and Knight Rider Team. Locally produced programming, including news, talk shows, current affairs programming and local versions of reality shows such as Big Brother and The Bachelor represented an average of approximately seven hours per day in 2003.

        Leading international advertisers that regularly advertise on TV2 include Beiersdorf, Ferrero, Henkel, Masterfoods, Nestlé-L'Oréal, Procter & Gamble, Reckitt-Benckiser, Unilever, Vodafone and Wrigley.

        Aside from TV2, Hungary has one other national private television broadcaster, RTL Klub. RTL Klub is also a general interest commercial channel broadcasting a range of locally produced entertainment programs, as well as foreign films and series. Hungary has three public commercial television channels, MTV1, MTV2 and Duna TV. In addition, there are two terrestrial stations broadcasting on a local basis and a number of cable and satellite stations whose signals can be received within Hungary.

        Set forth below is information about each of the major television broadcasters in Hungary as of December 31, 2003.

	Hungarian Television Market Television Stations
	MTV1	MTV2	RTL-KLUB	TV2
Estimated coverage(1)	98%	58%	94%	95%
Ownership	Government	Government	Private	Private (SBS)
Type of Signal	Over-the-air	Satellite-to-cable	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20	24	20	21

(1)
Source: AGB Hungary.

Romania (prima TV)

        On March 9, 2000, we acquired, for a nominal amount, 86% of the shares of Amerom. Amerom owns 100% of Amerom Television S.r.l., the owner and operator of prima TV. On July 18, 2001, we completed the issuance, for $6 million, of new shares representing 53.5% of RBC to RID, a company controlled by the General Manager of prima TV. At the time of RID's investment, RBC was our subsidiary that held an 86% interest in Amerom. We continue to own 46.5% of RBC. Substantially all of the $6 million investment in RBC has been used to fund the operations of prima TV for 2001 and 2002. RBC's interest in Amerom has subsequently been diluted to 80% following the issue of shares representing 6% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. Accordingly, we currently own 37% of prima TV. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom to RBC. The consideration for such shares is to be determined by an independent valuation of Amerom, which is pending completion. Our television operations in Romania generated net revenues of €8.3 million, €10.4 million and €13.2 million for 2001, 2002, and 2003, respectively.

        In 2003, prima TV broadcast an average of 20 hours per day. Foreign-produced programs broadcast by prima TV are subtitled in Romanian, including Silk Stalkings, Relic Hunter, Mutant X, Sliders, FBI Files. Locally produced programming, including News and Sports, local versions of Big Brother, Star Factory and Sense of Murder and original formats as The Bickering Chronicle, Police in

Action, and Reporter Incognito represented an average of approximately 12 hours per day in 2003. In 2003 prima TV broadcast two football matches per week during the Romanian Football League season.

        Leading advertisers that regularly advertise on prima TV include Procter & Gamble, Unilever, Mobifon, Orange, Kraft Foods, Brow Union, URBB, Interbrew, Nestle, L'Oreal, Coca-Cola, McDonald's and Wrigley's. Prima TV's major competitors include two public commercial television channels, TVR1 and TVR2, and a number of private broadcasters, including ProTV and Antena l.

        Set forth below is information about each of the major television broadcasters in Romania as of December 31, 2003.

	Romanian Television Market Television Stations
	ProTV	Antena 1	TVR	Tele7abc	prima TV
Estimated coverage(1)	56%	57%	98%(2)	40%	53%(3)
Ownership	Private	Private	Government	Private	Private (SBS/Others)
Type of Signal	Over-the-air	Over-the-air	Over-the-air	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	24	24	19	24	20

(1)
Source: Company estimates.

(2)
Coverage figure is for TVR1 only. We estimate that TVR2 has 55% coverage.

(3)
In urban areas with populations of 50,000 or more, we estimate prima TV has approximately 83% coverage.

REVIEW OF LOCALIZATION AND PRINT OPERATIONS

Localization (BTI)

        In 1999, we acquired 51% of BTI in exchange for contributing subtitling agreements for a majority of our television stations, and in 2000, we acquired the remaining 49% of BTI from Telenor Plus A/S ("Telenor"). BTI generated external net revenues of €5.9 million, €6.3 million and €5.0 million for 2001, 2002 and 2003, respectively. The BTI group consists of local subtitling companies located in the following European capitals: London, Stockholm, Oslo, Copenhagen, Helsinki, Amsterdam, Brussels and Budapest. During 2003, the BTI group established a company located in Los Angeles in the United States in order to meet the growing demand for DVD subtitling. The local offices all have local management, although marketing and technical support are coordinated through our London office. BTI has approximately 35% of the international broadcast subtitling market in Europe and a substantial share of the local markets in the subtitling regions of Europe, and supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations, as well as localization of web pages. Each year BTI subtitles more than 50,000 hours of television programs, feature movies and documentaries.

        The bulk of BTI's sales are in the multilingual market. Currently, BTI supplies translation subtitling to and from most European languages, either through our own offices or through a well-established network of companies and freelancers. We expect this market to grow in the coming years. Another key market for the future is the DVD subtitling market.

        In 2003, approximately 50% of BTI's volume came from our own channels and 50% from other clients, such as BBC Worldwide Services, United Pan-Europe Communications N.V. ("UPC") and National Geographic.

Print (Veronica Magazine)

        On September 1, 2003, SBS's Dutch subsidiary, SBS Broadcasting B.V., acquired the company that owns and publishes the weekly television and radio guide Veronica Magazine. As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest in SBS Broadcasting B.V., subject to a final purchase price adjustment.

        From September 1, 2003, until December 31, 2003, Veronica Magazine generated revenue of approximately €21 million and had operating income of approximately €2.5 million. During 2003, 60% of Veronica Magazine's total revenues were from subscription sales, 30% from advertising sales and 8% from sales of individual copies.

        Veronica Magazine is the largest weekly publication in The Netherlands, with an average circulation of approximately 1.1 million in 2003, of which over 900,000 are subscribers and most of which are long-term subscribers. The second largest weekly television and radio guide in The Netherlands is the AVRObode/Televizier, which is published by Dutch public broadcaster AVRO, with an average circulation in 2003 of approximately 723,000, followed by Dutch public broadcasters' guides VARA TV Magazine, Mikrogids and Troskompas, each with an average circulation of less than 500,000 in 2003. (Source: HOI, Instituut voor Media Auditing, The Netherlands.)

        Veronica Magazine publishes detailed weekly television and radio listings and related features on specific programs or their stars. In addition, Veronica Magazine also includes articles on a number of other topics of general interest to its readers, including celebrity news, features and interviews, sports, fashion, travel, health and beauty, new products and games, movie reviews and related features and interviews. As a result of this diverse content, we believe that Veronica Magazine appeals to a larger and broader audience than most of the other Dutch listings guides which are more narrowly focused.

        Currently, all of the leading weekly Dutch television and radio magazine guides are published by, or in connection with, Dutch television broadcasters. Publishers of Dutch newspapers and magazines may include weekly listings data in their publications or launch television and radio guides if the program data, which is proprietary, becomes widely available to publishers, which is not currently the case. Increased competition from other publishers of weekly television and radio programme information for subscribers and advertising revenues could have an adverse impact on the financial results of our print operations.

REVIEW OF OUR RADIO OPERATIONS

        In Denmark, we own 100% of SBS Radio A/S through which we operate The Voice and Radio 2, which are semi-national networks comprising five and six stations, respectively, reaching approximately 60% of the population. SBS Radio A/S also operates Pop FM in Copenhagen, and Nyhedsradioen 24/7, which is a news station operating on cable.

        In Sweden, we own 51% of SBS Radio AB, through which we operate Mix Megapol, a national network of 16 stations reaching approximately 80% of the population. SBS Radio AB also operates Radio City in Stockholm, Gothenburg and Malmoe; Vinyl in Stockholm, Landskrona and Malmoe; Lugna Melodier in Helsingborg and Malmoe; and 106.7 Rockklassiker and E-FM 107.5 in Stockholm.

        In Norway, we own 100% of Radio 1 AS, through which we operate Radio 1 in Oslo, Stavanger, Bergen and Trondheim; and The Voice in Oslo and Bergen.

        In Finland, we own SBS Finland Oy, through which we operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, and Kiss FM and Radio City, which are semi-national radio networks covering 79% of the population in Finland. In addition, we operate the Iskelmä/Schlager radio network in Finland, in which we hold the following percentages:

Iskelmä in Turku	100%
Iskelmä in Lohja	41%
Iskelmä in Pirkanmaa	28%
Isklemä in Jyväskylä	28%
Iskelmä in Kotka, Kouvola and Lappeenranta	28%

        In Greece, we own 70% of and operate LAMPSI FM ("Lampsi"), a radio station located in Athens. Lampsi currently operates under a four-year broadcasting license granted on March 14, 2002 pursuant to a license tender process. See also "Item 4—Information on the Company—Regulation".

        Set forth below is information for 2003 regarding our radio stations and their markets.

Station	Market	Station Format	Target Demographics	Audience Reach(1)	Total Number of Commercial Stations/Networks in Market
Denmark
The Voice	Semi-national network	Contemporary Hit Radio	Age 15-30	43%	5
Radio 2	Semi-national network	Soft Adult Contemporary	Age 25-39	34%	5
Pop FM	Copenhagen	Adult Contemporary	Age 25-39	22%	7
Nyhedsradioen 24/7	Cable	News	Age 25+	1%	5
Sweden
Mix Megapol	National network	Variety Adult Contemporary	Age 25-44	31%	3
Radio City	Stockholm	Contemporary Hit Radio	Age 15-24	36%	10
106.7 Rockklassiker	Stockholm	Classic Rock	Age 25-44	36%	10
E-FM107.5	Stockholm	1980's gold	Age 20-34	17%	10
Vinyl	Stockholm, Malmoe and Landskrona	1960's oldies	Age 50-64	36%	3
Radio City	Gothenburg	Adult Contemporary	Age 20-34	52%	5
Radio City	Malmoe	Adult Contemporary	Age 20-34	38%	8
Lugna Melodier	Malmoe and Helsingborg	Soft Adult Contemporary	Age 20-49	17%	11
Norway
Radio 1	Oslo, Stavanger, Bergen, Trondheim	Contemporary Hit Radio	Age 18-34	49%	4
The Voice	Oslo and Bergen	Contemporary Hit Radio	Age 13-25	6%	15
Finland
KISS FM	Semi-national network	Contemporary Hit Radio	Age 15-34	38%	6
Radio City	Semi-national network	Classic Rock	Age 20-39	19%	6
Iskelmäradio	Semi-national network	Schlager	Age 35-54	24%	6
Radio Sata	Turku	Adult Contemporary	Age 25-44	18%	12
Radio 957	Tampere	Adult Contemporary	Age 25-44	35%	9
Radio Jyväskylä	Jyväskylä	Adult Contemporary	Age 25-44	28%	9
Radio Mega	Oulu	Adult Contemporary	Age 25-54	31%	9
Greece
Lampsi	Athens	Contemporary Hit Radio	Age 13-34	32%	40

(1)
Sources: In Sweden, Radioundersoekningar AB; in Finland, Kansallinen Radionkuuntelutukimus; in Denmark, Gallup; in Norway, Radioundersøkelsen, TNS Gallup and in Greece, Bari Report. Audience reach is the percentage of the audience in the target demographic that has listened to the station at least once over a one-week period.

SEASONALITY

        Advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August), and highest during the fourth quarter. Advertising sales are generally higher in the second half of each year.

COMPETITION

        Our television and radio stations compete for audience, programming and advertising revenues with other television and radio stations in their respective markets. For advertising revenues, they also compete with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising, and direct mail. While we compete for viewers and programming with non-commercial, publicly-owned television stations in each of our markets, we do not compete with those stations for national advertising revenues. Some competitors are government supported operations or are part of larger corporations with substantially greater financial resources than ourselves.

        A number of foreign satellite channels are carried on cable systems in the markets in which we operate. While these channels generate some audience ratings, they do not generally broadcast advertising directed at specific local markets and, therefore, do not compete directly with us for local advertising revenues. These channels include, among others, MTV Europe, CNBC, Eurosport, TV5 Europe, Discovery, BBC World and CNN International.

        Our Dutch print operations compete for subscribers and advertising revenues with other print and electronic media, and, in particular, with publishers of other weekly television and radio program guides and electronic program guides.

PROPERTY

        We own or lease, through our subsidiaries, properties in each market in which we operate, from which we conduct our sales, production, broadcasting and administrative activities. We also lease transmitters, transmitting towers and transponders for our broadcast operations. We believe that our facilities are adequate for our current operations. Our current commitments under operating leases for 2003 are approximately €93.7 million. See note 17 to our consolidated financial statements included elsewhere in this annual report.

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

        Although there are some differences in the broadcasting and advertising laws across the countries in which we operate, some legislative provisions, particularly those relating to broadcast advertising, are similar. In each country in which we operate, advertising is generally required to conform to good marketing practice and unfair competition laws and is prohibited from misleading the audience, using subliminal techniques or promoting illegal goods and services. Similarly, it is generally prohibited in every country in which we operate from broadcasting programming or advertising targeted towards children which endangers children's moral, psychological or physical development, especially through the inclusion of pornographic, exploitative or gratuitously violent content. Furthermore, in most countries in which our broadcasts are carried, we are required to observe advertising restrictions concerning tobacco, alcohol and prescription drug products.

European Union

        Eight of the countries into which our programs are broadcast or from which we broadcast are EU member states: the United Kingdom, Sweden, Denmark, Belgium, Greece, Finland, The Netherlands and Hungary and we operate under broadcasting licenses issued by the authorities of each of these member states. Our operations within these countries fall within the ambit of EC broadcasting and advertising laws. The Television Without Frontiers Directive (Council Directive 89/552/EEC of 3 October 1989, OJL 298 of 17 October 1989, p.23, as amended by Directive 97/84/EC of 30 June 1997, OJL 202 of 30 July 1997, p.60) (the "Television Directive") establishes basic principles for the regulation of broadcasting activity in the European Union. In essence, it requires member states to ensure that broadcasts emanating from their territory comply with the national broadcasting rules in those member states, and it requires that each member state demand certain minimum standards of all broadcasting services regulated by the authorities of such state. Member states are free to impose more detailed or stricter rules in the areas covered by the directive on television broadcasters within their jurisdiction. All member states are required to permit the reception or retransmission in their territories of a broadcaster's programs broadcast from another member state, provided that the broadcaster is licensed under the broadcasting laws of another member state.

        Likewise, any states wishing to join the EU must incorporate a large portion of EU law, including the Television Directive. Hungary joined the EU on May 1, 2004, and has implemented the Television Directive into national law. Romania (which is expected to join the EU in 2007) has also adopted a legislative framework to align its legislation with the Television Directive.

        The Agreement on the European Economic Area ("EEA Agreement") has been ratified by all the members of European Free Trade Association ("EFTA") and EU member states and became effective on January 1, 1994. The EEA Agreement requires parties to incorporate a large portion of existing EU law (the acquis communautaire) as of January 1, 1994, the date on which the EEA Agreement became effective, and any subsequent EU laws, which are within the scope of the EEA Agreement. As a result, the relevant EU rules on broadcasting-related matters apply to EFTA member states that are not EU member states, such as Norway.

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

        In addition, member states may designate certain major events that cannot be broadcast exclusively by a single television station if the effect is to deprive a large proportion of the public of any member state from seeing a specific event on a live or deferred basis.

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

        The European Commission has recently completed a review of the Television Directive. Any formal proposals to amend the Television Directive are expected to be presented in late 2004.

        The EC Directive on Satellite Broadcasting and Cable Retransmission (No. 93/83/EEC of September 27, 1993) requires member states to permit a satellite broadcaster to obtain the necessary copyright licenses for its programs in just one country (generally, the country in which the satellite broadcaster is established), rather than obtaining copyright licenses in each country in which the broadcast is received.

        The Term of Copyright Directive (93/98 of October 29, 1993) requires greater conformity in the term of copyright protection for copyrighted works, including films. This will result in a longer period of copyright protection for films and other television programs.

        The Distance Selling Directive (1997/7/EC) was adopted by the European Union in 1997 and has been implemented in a majority of European Union member states, including the United Kingdom and The Netherlands. Essentially, it concerns the protection and legal rights of consumers in respect of distant contracts, e.g. it applies to transactions where the buyer and seller never meet, and covers teleshopping and the Internet.

        The Copyright in the Information Society Directive (2001/29/EC) was due to be implemented by December 22, 2002. It has now been implemented in seven of the member states, including the United Kingdom, Denmark and Greece. The directive aims to harmonize copyright law as it applies to the Internet and digital technology. The directive requires member states to provide three key rights for rights holders, including the rights of "making available to the public", essentially a new right in many jurisdictions introduced to deal with the protection of copyright material used in on-line, interactive and on-demand services, as well as more traditional broadcasting.

Council of Europe

        The Transfrontier Convention established by the Council of Europe contains provisions that are substantially similar to the Television Directive with two significant effects:

  •
  It allows EU member states to designate certain major events as events that cannot be broadcast exclusively by a single television station if the effect is to deprive a large proportion of the public of any member state from seeing a specified event on a live or deferred basis;

  •
  It provides that if a broadcaster wholly or principally directs transmissions at a member state, other than the one in which it is established for the purpose of evading the laws of the member state at which the broadcasts are directed, that broadcaster can become subject to the laws of the country of reception.

National Regulations

Norway

        The Norwegian Broadcasting Act of December 4, 1992 (the "Norwegian Act") empowers the Norwegian Ministry of Cultural and Church Affairs (the "Ministry") to grant licenses for private television broadcasting. The Ministry has granted TVNorge a provisional license to operate a satellite television station in Norway. The license currently has no specific expiration date or conditions attached to it. The Ministry issued at the end of 2003 a Green Paper in which it is proposed to replace licenses for operating satellite broadcasting television with a registration requirement at the Norwegian Mass Media Authority. It is anticipated that the proposed change will come into force during 2004. The Norwegian Act is substantially similar to the EU regulations with respect to television advertising and programming.

        In Norway, we and our affiliates have necessary licenses for local radio broadcasting, which expire on December 31, 2006. Local radio broadcasting in Norway is governed by the Norwegian Act and the broadcasting regulations. According to the broadcasting regulations, no entity may have a holding in more than one license for local radio broadcasting in one and the same license area. Furthermore, no entity may control more than one-third of the total national local radio broadcasting market, which is measured through the potential number of listeners, being equivalent to the number of inhabitants of the relevant area. The Ministry has recently issued a Green Paper in which it is proposed to repeal these restrictions. Radio advertising is restricted to 15% of daily broadcasting time and to 12 minutes per hour.

Sweden

        In Sweden, we and our affiliates have the necessary licenses for local radio broadcasting, which expire on December 31, 2008, except for three licenses, which expire on December 31, 2004.

        Local radio broadcasting in Sweden is governed by the Radio and Television Act and monitored by the Swedish Radio and Television Authority. In addition, the Electronic Communications Act provides for provisions regarding the license to use radio transmitters in connection with local radio broadcasting. Activities under the Electronic Communications Act are monitored by the Swedish Post and Telecom Agency.

        Pursuant to the Radio and Television Act at least three hours of the radio broadcast time between 6:00am and 9:00pm must contain programs produced specifically for the radio channel. Following provisional regulations that were introduced when the Radio and Television Act was amended in 2001, certain provisions of the abrogated Local Radio Act shall continue to apply until December 31, 2008 to those of our licenses that expire in 2008, including the requirement that at least one-third of the broadcasts during each 24-hour period must consist of material specifically produced for the channel. For licenses granted after July 1, 2001, including those of our licenses expiring in 2004, the license conditions contain other, individual requirements on broadcast content. Advertising is restricted to eight minutes per hour.

        Swedish broadcasting legislation applies to broadcasters established either in Sweden or in a foreign country that is not a party to the EEA Agreement. Our wholly owned subsidiary, Kanal 5 Limited, is a United Kingdom company and is the holder of a satellite television services license in the United Kingdom. Accordingly, Kanal 5 is not subject to regulation in Sweden. See "—United Kingdom" below and see also "Item 8—Financial Information—Legal Proceedings" for further information on a claim alleging that Kanal 5 ought to be licensed in Sweden and not in the United Kingdom. Our wholly-owned Swedish subsidiary, Kanal 5 AB, has been granted permission to operate a terrestrial digital television service in Sweden.

Denmark

        In Denmark, we and our affiliates have the necessary operating agreements with the license holders for our TvDanmark television station and our radio operations, which expire on various dates (except for TvDanmark's its television satellite license, which is of indefinite duration). The main television license, which is for the Copenhagen area, expires in September 2008. Because Kanal 5 (Denmark) is a satellite channel established in the United Kingdom, Kanal 5 is not subject to regulation in Denmark.

        The Danish Radio and Television Activities Act provides for, among other things, the networking of local television stations. Pursuant to this legislation, the local television committee in Copenhagen granted a network license to a new company, Kanal 60 A/S, to permit 24-hour transmission until September 30, 2008 in Copenhagen. Our subsidiaries, Kanal 2 Primetime A/S and TvDanmark A/S (which do not have broadcasting licenses themselves) have entered into contracts with Kanal 60 A/S and nine local channels that have enabled the networked transmission of the TvDanmark channel since April 7, 1997.

        In Denmark, radio broadcasting licenses are issued by municipal radio and television committees to local associations in accordance with the Danish Radio and Television Act. In addition to the broadcasting licenses, the use of radio frequencies in Denmark must be authorized by virtue of a license granted by the Danish National IT and Telecom Agency. The Radio and Television Broadcasting Act requires local radio associations to carry on their programming services independently but allows them to enter into production agreements with providers of radio programs. By entering into such production agreements with the holders of licenses, our Danish subsidiaries SBS Radio A/S, Radio2 A/S and Nyhedsradioen 24-7 A/S (which do not have such licenses themselves) have obtained the right to broadcast radio programs in several parts of Denmark. Under the Radio and Television Broadcasting Act, radio advertising is restricted to 15% of daily broadcasting time and to 12 minutes per hour.

Finland

        In Finland, we and our affiliates have the necessary licenses for radio broadcasting, which expire on December 31, 2006.

        The Finnish Television and Radio Broadcasting Act 1998 regulates the public broadcast of radio programming. The licensing authority is the Council of State and the implementation of the act is supervised by the Ministry of Transport and Communications. The effective implementation of the legislation is vested in Finland's Communications Regulatory Authority and as applicable the Consumer Ombudsman. Radio advertising is restricted to 10% of daily broadcasting time and to 24 minutes during any two-hour back-to-back broadcast period.

Belgium

        In Belgium, we and our affiliates have the necessary licenses for television broadcasting for VT4. VT4 is now broadcast out of Flanders, using a license granted by the Flemish Media Commission (Vlaams Commissariaat voor de Media) on January 29, 2001. Licenses are granted for a period of nine years. VT4 is subject to the Flemish Media Act and related regulations as of March 1, 2002. The Flemish Media Act regulates the licensing of public and commercial television broadcasting.

United Kingdom

        In the United Kingdom, we and our affiliates have the necessary licenses for the television broadcasting operations of Kanal 5 (Sweden) and Kanal 5 (Denmark).

        Kanal 5 (Sweden) and Kanal 5 (Denmark) are licensed in the United Kingdom by the Office of Communications ("OFCOM"), the regulatory authority which replaced the Independent Television

Commission ("ITC") at the end of 2003. Previously, Kanal 5 (Sweden) and Kanal 5 (Denmark) held satellite television services ("STS") licenses issued by the ITC. These were converted to television licensable content services ("TLCS") issued by OFCOM under the new UK regulatory and licensing regime introduced by the Communications Act 2003. TLCS licenses are of indefinite duration unless surrendered or revoked. There are no foreign ownership restrictions applying to TLCS licenses. The TLCS licenses contain specific conditions as to the operations of service providers. OFCOM is intending to set out general standards and specific advertising and sponsorship standards in new codes. These will be under consultation in the course of 2004. In the meantime, the TLCS licenses require licensees to abide by the ITC's Codes of Practices. The key Codes of Practice are: (1) the ITC Program Code; and (2) the ITC Code of Program Sponsorship.

        OFCOM has recently been consulting on a proposal to contract out a large part of the regulation of broadcast advertising to an industry co-regulator as part of a self-regulatory system operating under the supervision of the Advertising Standards Association. A decision isexpected to be taken in autumn of 2004.

The Netherlands

        In The Netherlands, we and our affiliates have the necessary licenses for television broadcasting for SBS6 and NET5, which expire in August 2005 and March 2005, respectively. We also have the necessary licenses for the Tele 6 and Via 5 teleshopping channels, which expire in July 2006. In addition, we also own a 50% interest in TV10 Holdings LLC, which owns TV10 B.V. TV10 B.V. holds the television broadcasting license by which we broadcast Veronica (formerly known as V8), which expires in May 2005. Through our wholly-owned subsidiary, V8 Broadcasting B.V. (formerly Lamalea Investments B.V.), we provide programming and sell advertising for the broadcast hours of Veronica.

        The Dutch Mediawet and the Mediabesluit regulate the licensing of public television and radio broadcasting, as well as commercial broadcasting, transmitted either over-the-air, by cable or by satellite. The licensing of the use of frequency space with respect to over-the-air broadcasting is regulated in the Telecommunications Act. Licenses for commercial broadcasting are granted by the Commissariaat voor de Media. Licenses are granted for a period of five years.

Hungary

        In Hungary, we and our affiliates have the necessary license for television broadcasting, pursuant to a broadcasting agreement (the "Broadcasting Agreement") dated July 9, 1997, between TV2 and National Radio and Television Committee (the "ORTT"), an independent authority whose members are elected and supervised by the Hungarian Parliament, which expires in July 2007.

        The Radio and Television Broadcasting Act 1996 was amended in 2002 for the harmonization of Hungarian media laws with EU laws and regulations (the "Hungarian Broadcasting Act"). The Hungarian Broadcasting Act specifies that broadcasters must be natural persons, residents or legal entities registered in Hungary. The Hungarian Broadcasting Act also establishes rules in relation to program content, which are similar to the requirements imposed by the European Union. The Act, among other things, provides that national television channels, such as TV2, must broadcast at least one 20-minute news service during prime time (6:30pm to 9:30pm). National and regional television channels must spend at least 6% of their annual total advertising revenue on new Hungarian productions.

        The Hungarian Broadcasting Act also contains certain cross-media ownership restrictions between print and electronic media. In the case of national television broadcasters like TV2, no single natural or legal person may hold, whether directly or indirectly, more than 49% of the voting shares in any such broadcaster. Any person having a decisive interest (more than 25%) in a national broadcaster may not hold a decisive interest in any other Hungarian broadcaster with the exception of thematic channels. At least 26% of the voting shares in a national broadcaster must be held by Hungarian natural persons or legal entities registered in Hungary and a majority of the board of directors of a national broadcaster must be Hungarian nationals resident in Hungary.

        Among other things, the Broadcasting Agreement sets out TV2's obligations with respect to program structure, including its public service programming obligations. Under the Broadcasting Agreement, TV2 is also required to submit semi-annual reports to the ORTT demonstrating TV2's performance of its obligations under the Broadcasting Agreement. The ORTT has imposed fines and other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act and the Broadcasting Agreement, substantially all of which TV2 has appealed to the Hungarian courts. See "Item 8—Financial Information—Legal Proceedings—Hungary". The Broadcasting Agreement was amended as of January 1, 2004. The amended Broadcasting Agreement reduces certain of TV2's public service programming obligations. In certain cases it also sets lower fine levels than the original Broadcasting Agreement. The amended Broadcasting Agreement also regulates the protection of minors more rigorously and establishes increased penalties for breaches of the associated provisions of the Agreement.

Romania

        In Romania, we and our affiliates have the necessary licenses for television broadcasting for prima TV. Its license for satellite television broadcasting expires in February 2007, and its license for terrestrial television broadcasting expires in September 2012. Licenses are granted for nine-year periods and can be renewed for additional nine-year periods.

        The Romanian Audio-visual Law, as amended, specifies that private broadcasters that are subject to the jurisdiction of Romania have to be organized as commercial companies. A person cannot be a direct or indirect majority investor in or shareholder of more than one broadcasting company, nor may a majority investor in or shareholder of one broadcasting company hold more than 20% of the share capital of any other broadcasting company. There are no foreign ownership restrictions. Any legal entity or individual that holds or becomes the holder of 10% or more of the share capital or voting rights of a commercial company holding an audiovisual or broadcasting license or of a company that controls a company holding such a license is obligated to notify the Council thereof, within one month from reaching this threshold. The Audio-visual Law also aims at preventing the creation of a dominant position in the formation of public opinion, which is considered to exist, at a national level, in respect of a broadcaster whose market share exceeds 30% of the total market of services at the national level and, at a local or regional level, in respect of a broadcaster whose market share exceeds 25% of the market of services at the local or regional level. The Audio-visual Law provides regulations similar to those imposed by the European Union.

Greece

        In Greece, broadcasting licenses are issued, renewed and revoked by the Greek Ministry of Press and Mass Media (the "Greek Ministry") with the consent of the National Radio & Television Commission (the "NRTC"). Licenses for the operation of radio stations are granted to public legal entities, Greek or other EU citizens, companies controlled by Greek or other EU citizens or companies that have been formed under the legislation of an EU member state and which maintain their main registered offices in an EU state, provided that a constant and permanent nexus to that state can be evidenced. Greek rules limit the granting of such licenses to companies in which non-EU shareholders' stake in the total equity of the company exceeds 25%. The shares of a broadcasting company must be registered. If registered shares of a broadcasting company are owned by a legal entity, then that entity's shares must be registered and must be owned by individuals. Companies limited by shares whose shares are traded on a local or foreign exchanges may own up to 25% of the equity of a radio licensed company. As described more fully below, we are involved in pending proceedings regarding the interpretation and legality of these provisions. An individual or entity may not be granted more than one radio broadcasting license and may only participate in one company that has such a license. Shareholders are prohibited from owning equity, whether directly or indirectly, in more than one radio station or in more than two of the three categories of mass media (radio, television and press).

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

        Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the licensing process, which was then being initiated by the Greek Ministry, was finalized. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the new license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport (the "Order"). We believe that Lampsi was in compliance in all material respects with relevant Greek radio laws and regulations; an injunction against the Order was sought in the Greek courts but was denied. We also filed a complaint with the European Commission. In the meantime, we submitted an application for a new license as part of a tender process organized by the NRTC. On March 14, 2002, a broadcasting license was granted to Lampsi under the terms of the license tender process, which license expires in March 2006. Lampsi successfully resumed on-air operations on March 19, 2002. Seven radio stations however, have submitted applications before the Greek Council of State for the annulment of the licenses that were granted to Lampsi and fourteen other radio stations as part of the license tender process. The applications are pending. See "Item 8—Financial Information—Legal Proceedings—Greece".

Internet Regulations

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

        Directive 2000/31/EC of June 8, 2000, known as the Electronic Commerce Directive, is concerned with the legal aspects of information society services, in particular electronic commerce in the internal market and covers services such as video on demand. This directive was due to have been implemented by EU member states by January 16, 2002. The Electronic Signatures Directive (1999/93/EC of December 13, 1999) sets out a EU framework for the use of electronic signatures and was due to have been implemented by July 19, 2001.

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

OPERATING RESULTS

Overview

        We create, acquire, package and distribute programming and other content via television channels, radio stations and the Internet in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own 37% of prima TV, a television station in Romania. We also own and operate radio stations in Denmark, Sweden, Norway, Finland, and Greece, and the Veronica Magazine, a weekly television and radio guide in The Netherlands. We intend to continue acquiring interests and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

        Our consolidated financial statements for 2002 compared with those for 2001 reflect a reduction in amortization expense of €16.3 million of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which became effective January 1, 2002.

        Our consolidated financial statements for 2003 reflect the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003, our acquisition of the print operations from Veronica Holding B.V. in September 2003, the acquisition of radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003. The impact of the transactions is discussed in "Results of Operations".

        Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations. Currency rate fluctuations reduced euro-reported revenues and euro-reported operating income by €6.6 million and €235,000, respectively, when comparing 2003 to 2002, and increased euro-reported revenues and reduced euro-reported operating income by €8.1 million and €294,000, respectively, when comparing 2002 to 2001.

        In 2002 and 2003, the euro displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. However, since December 31, 2003, the U.S. dollar has strengthened against the euro by 4%. Future exchange rate trends cannot be predicted with any certainty.

        For a more detailed description of our operations, see "Item 4—Information on the Company".

        In 2003, 80% of our total revenue derived from the sale of advertising time on our television and radio stations, and other revenues, such as cable and magazine subscription fees, sale of air time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions accounted for the remaining 20%. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

        Inflationary trends in the markets in which we operate were stable (downward in the case of Hungary) from 2001 through 2003. Such trends have an impact upon many of our operating costs. In 2003, inflation in our markets ranged from approximately 2% to 4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

Recent Developments

Television

        On December 2, 2003, we sold our 30.4% equity interest in TVN and TVN7 in Poland to ITI for €131.6 million, at a loss of €8.9 million.

        On December 4, 2003, we sold our 20% equity interest in ATV in Austria for €1.0 million, at a gain of €1.0 million.

Radio

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly-owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS, respectively. The total purchase price of these acquisitions was approximately €17.5 million, payable in SBS Common Shares, subject to certain guarantees. The acquisitions were completed on September 8, 2003.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, is 51%-owned and controlled by SBS and 49%-owned by Bonnier. The merger, which comprises our five Swedish stations and Bonnier's 14 Swedish stations, was completed on October 1, 2003.

Print

        On September 1, 2003, we completed our acquisitions of certain media assets from Veronica Holding B.V. in The Netherlands. In the transaction, our Dutch subsidiary, SBS Broadcasting B.V., obtained the exclusive right to use the "Veronica" brand for television, print and related uses and subsequently rebranded and relaunched its television channel V8 as Veronica on September 20, 2003. In addition, SBS Broadcasting B.V. acquired the company that publishes the weekly television and radio guide Veronica Magazine. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. As consideration for this transaction, Veronica Holding was issued a 10% equity interest in SBS Broadcasting B.V., subject to a final purchase price adjustment. We recorded a non-cash investment gain of €29.2 million on this transaction, which is reflected in our net income for the year ended December 31, 2003.

Other

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for €1.7 million.

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A, to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable for Common Shares of Lions Gate Entertainment Corp.

        On November 18, 2003, we called for redemption of all of our 7% Convertible Subordinated Notes Due December 1, 2004, which had an outstanding principal amount of $53.6 million after the repurchase and cancellation of $11.4 million on October 31, 2003. By the redemption date, December 19, 2003, holders of notes with a total principal amount of $53.2 million had elected to convert their notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per Common Share. The remaining outstanding principal amount, $0.4 million, was redeemed for cash.

Financial Reporting and Accounting

        Effective January 1, 2002, we prepare our financial statements in euro. Consistent with prior years, we prepare them in accordance with US GAAP. Comparative prior year financial statements have been restated to reflect the euro as the reporting currency.

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity.

        In the discussions of the results for the year ended December 31, 2003, compared to the year ended December 31, 2002, we divide our operations into three segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark and Kanal 5 (in Denmark) and jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary) and jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. Our New Media activities are no longer considered a reportable segment and the results are included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and from September 2003 Radio 2 (in Denmark) and jointly referred to as "our Danish Radio operations"; The Voice in Stockholm, Radio City in Malmoe and Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and, since October 2003, Mix Megapol and Vinyl (in Sweden) and jointly referred to as "our Swedish Radio operations"; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "Print operations", which include Veronica Magazine and Satellite in The Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

        Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, ATV in Austria (through December 4, 2003), and Radio Noordzee in The Netherlands (through October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        In the discussions of the results for the year ended December 31, 2002, compared to the year ended December 31, 2001, we report our operations in two segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark and Kanal 5 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, Veronica (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; prima TV (in Romania) through to June 30, 2001, and other related operations that are not material. Our New Media activities are no longer considered a reportable segment and the results are included within Television Operations.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; The Voice in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

        Results from TV3 in Switzerland (through to November 30, 2001), TVN in Poland, prima TV in Romania (from July 1, 2001), Veronica in The Netherlands (from April 1 to September 30, 2001), ATV in Austria (from November 1, 2001), and Radio Noordzee in The Netherlands (through to October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. Except for Veronica, these are subsidiaries in which we held an interest of less than half of the voting rights or were otherwise unable to exercise control over the operations. At the time of the acquisition of Veronica, and for most of 2001, the Company was pursuing a sale of a majority interest in Veronica, and accordingly, control over the station was considered to be temporary.

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

Operating Expenses as a Percentage of Net Revenue

	Year ended December 31,
	2001	2002	2003
Net revenue	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	73.5%	71.6%	66.7%
Selling, general and administrative expenses	18.7%	18.4%	18.1%
Corporate expenses	3.5%	2.8%	2.6%
Non-cash compensation	0.6%	0.3%	0.9%
Depreciation and Amortization	6.6%	4.5%	4.3%

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2002

Net Revenue

        Net revenue increased €70.8 million, or 14%, from €510.9 million for the year ended December 31, 2002, to €581.7 million for the year ended December 31, 2003. The increase was primarily attributable to increased net revenues of €38.9 million, or 8%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €15.3 million, or 23%, and €9.6 million, or 14%, respectively. Our Dutch Television operations had increased net revenues of €7.7 million, or 4%, VT4 had increased net revenues of €

8.0 million, or 18%, and TVNorge had increased net revenues of €2.0 million, or 4%. Our Danish Television operations had marginally increased net revenues.

        Our Radio operations net revenues increased €11.0 million, or 31%, mainly due to increased revenues at our Finnish Radio operations and Lampsi, and net revenues at our newly acquired operations.

        Our newly acquired Print operations had net revenues of €21.0 million.

Station Operating Expenses

        Station operating expenses increased €22.2 million, or 6%, from €366.0 million for the year ended December 31, 2002, to €388.2 million for the year ended December 31, 2003, mainly due to expenses at our newly acquired operations. Station operating expenses expressed as a percentage of net revenues were 71.6% and 66.7% for the year ended December 31, 2002 and 2003, respectively.

        Station operating expenses at our Television operations increased €5.8 million, or 2%, mainly due to increased programming expenses of €4.4 million, €2.5 million and €2.2 million at our Hungarian Television operations, VT4 and Kanal 5, respectively. Such increases were partly offset by decreased station operating expenses at TVNorge of €3.9 million, or 10%, mainly due to savings made on the change in 2002 from analogue to digital distribution.

        Our Radio operations had increased station operating expenses of €3.8 million, or 26%, mainly due to expenses at our newly acquired operations.

        Our newly acquired Print operations had print and distribution expenses of €12.6 million.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €11.2 million, or 12%, from €94.2 million for the year ended December 31, 2002, to €105.4 million for the year ended December 31, 2003, primarily due to expenses at our newly acquired operations of €9.4 million. Excluding such increases, the selling, general and administrative expenses increased €1.8 million, or 2%. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.4% and 18.1% for the year ended December 31, 2002 and 2003, respectively.

        Selling, general and administrative expenses at our Television operations increased €1.2 million, or 2%, mainly due to increased external expenses of €1.5 million at our Dutch Television operations, primarily increased office rent and salaries, and increased external expenses of €2.4 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.8 million and €0.5 million at TV Norge and TV2 in Hungary, respectively.

        Our Radio operations had increased selling, general and administrative expenses of €4.8 million, or 29%, primarily due to expenses at our newly acquired operations.

        Our newly acquired Print operations had selling, general and administrative expenses of €5.2 million.

Corporate Expenses

        Corporate expenses increased €0.6 million, or 4%, from €14.5 million for the year ended December 31, 2002, to €15.1 million for the year ended December 31, 2003, mainly due to an increase in performance bonuses. Corporate expenses expressed as a percentage of net revenues were 2.8% and 2.6% for the year ended December 31, 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation increased €3.4 million, from €1.6 million for the year ended December 31, 2002, to €5.0 million for the year ended December 31, 2003. The increase primarily relates to the impact of our increasing share price over the second half of 2003 on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.3% and 0.9% for the year ended December 31, 2002, and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €2.0 million, or 9%, from €22.9 million for the year ended December 31, 2002, to €24.9 million for the year ended December 31, 2003, mainly due to depreciation and amortization at our newly acquired operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.5% and 4.3% for the year ended December 31, 2002 and 2003, respectively.

Operating Income

        Operating income increased €31.5 million, from €11.7 million for the year ended December 31, 2002, to €43.2 million for the year ended December 31, 2003, primarily due to increased operating income of €31.5 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €10.4 million, and €4.6 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €5.9 million, at VT4 of €5.9 million and at TVNorge of €6.5 million.

        Our Radio operations had increased operating income of €1.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

        Our newly acquired Print operations had an operating income of €2.5 million.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €25.9 million, from €33.2 million for the year ended December 31, 2002, to €7.3 million for the year ended December 31, 2003, mainly due to an impairment charge of €32.9 million recorded in 2002 on our investment in TVN in Poland, compared to a loss of €8.9 million recorded in 2003 on the sale of our investment. The decrease was also attributable to the absence in 2003 of net losses of €5.1 million associated with our interest in ATV in Austria recorded in the year ended December 31, 2002. We expect the impact of equity in loss from unconsolidated subsidiaries will be less significant in 2004 than in prior years due to the sale of our interest in TVN in December 2003.

Net Interest Expense

        Net interest expense decreased €0.6 million, or 2%, from €25.2 million for the year ended December 31, 2002, to €24.6 million for the year ended December 31, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the U.S. dollar against the euro and the repurchase of $10 million face value of the notes in December 2002 and March 2003. This decrease was partly offset by a €2.2 million loss on an interest rate swap related to our 12% Senior Notes. We expect net interest expense to decrease in 2004 due to the redemption of our 7% Convertible Subordinated Notes in December 2003.

Foreign Exchange Gains

        Foreign exchange gains decreased €8.3 million, from €20.5 million for the year ended December 31, 2002, to €12.2 million for the year ended December 31, 2003, primarily attributable to a lower currency gain in 2003 on our U.S. dollar-denominated debt. We expect the impact of foreign exchange gains or losses will be less significant in 2004 due to the redemption of our 7% Convertible Subordinated Notes in December 2003.

Investment Gains (Losses)

        Investment gains (losses) improved €32.1 million, from a loss of €3.0 million for the year ended December 31, 2002, to a gain of €29.1 million for the year ended December 31, 2003, mainly due to a non-cash, non recurring investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the newly acquired Print operations.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2003, we recorded a loss of €0.1 million realized on the repurchase and cancellation of $16.4 million face value of our 7% Convertible Subordinated Notes, compared to a gain of €1.3 million recorded in the year ended December 31, 2002, on the repurchase and cancellation of $5.0 million of our 7% Convertible Subordinated Notes.

Other Expenses, Net

        Other expenses, net, were unchanged at €2.6 million for the years ended December 31, 2002, and 2003.

Income Taxes

        Income taxes increased €12.1 million, from €0.7 million for the year ended December 31, 2002 to €12.8 million for the year ended December 31, 2003, mainly due to increased taxes at our Dutch Television operations and Kanal 5 of €8.9 million and €2.3 million, respectively. We expect the percentage of income that will be subject to tax payments will increase in the near future due to the anticipated utilization of our existing loss carry-forwards.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €66.0 million, from a loss of €35.7 million for the year ended December 31, 2002, to an income of €30.3 million for the year ended December 31, 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) improved €36.8 million from a loss of €35.7 million for the year ended December 31, 2002, to an income of €1.1 million for the year ended December 31, 2003.

Year ended December 31, 2002, compared to year ended December 31, 2001

Net Revenue

        Net revenue increased €31.0 million, or 6%, from €479.9 million for the year ended December 31, 2001 to €510.9 million for the year ended December 31, 2002. The increase was primarily due to increased net revenues of €31.4 million, or 7%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €33.2 million, or 21%, from our Dutch Television operations, primarily resulting from increased revenues of €16.6 million from V8, which we neither owned in the first quarter of 2001, nor consolidated in the second and third quarter of 2001. Excluding revenues from V8, our Dutch

Television operations had increased revenues of €16.6 million, or 11%, partly due to an increase in revenues from sponsored programs, and partly due to an increase in the television advertising market. Kanal 5 had increased net revenues of €13.3 million, or 24%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €3.4 million, or 7%, mainly due to an increase in the television advertising market. Such increases were offset by a decrease of €2.9 million related to prima TV, which was not consolidated from July 1, 2001. Our Danish Television operations had decreased revenues of €6.6 million, or 14%, mainly due to a decrease in viewing shares. VT4 had decreased revenues of €2.4 million, or 5%, mainly due to decreased barter revenues of €3.1 million, which corresponded to the decrease in marketing expenses at VT4. Our Hungarian Television operations had unchanged revenues.

        Our Radio operation's net revenues decreased €357,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish Radio operations, which resulted from decreases in the local radio advertising markets. Such decreases were partly offset by increased revenue of €711,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. For further information regarding Lampsi's license, please see "Item 8—Financial Information—Legal Proceedings".

Station Operating Expenses

        Station operating expenses increased €13.3 million, or 4%, from €352.7 million for the year ended December 31, 2001, to €366.0 million for the year ended December 31, 2002, mainly due to increased station operating expenses of €19.8 million at V8, which was not owned by us in the first quarter of 2001 and not consolidated in the second and third quarter of 2001. This increase was offset by the absence in 2002 of station operating expenses of €4.3 million at prima TV, which was not consolidated from July 1, 2001. On a same stations basis, station operating expenses decreased €2.4 million, or 1%, from €339.8 million for the year ended December 31, 2001, to €337.4 million for the year ended December 31, 2002. Station operating expenses expressed as a percentage of net revenues were 73.5% and 71.6% for the year ended December 31, 2001, and 2002, respectively.

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

        Our Radio operations had increased station operating expenses of €227,000, or 2%, primarily due to increased expenses related to The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001, and increased expenses at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. For further information regarding Lampsi's license, please see "Item 8—Financial Information—Legal Proceedings".

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

        Selling, general and administrative expenses at our Television operations increased €5.2 million, or 7%, mainly due to an increase of €5.2 million at V8, which was not owned by us in the first quarter of 2001, and not consolidated in the second and third quarter of 2001. The increase was also due to increased selling, general and administrative expenses at our Hungarian Television operations, our Dutch television operations (excluding V8) and Kanal 5, of €2.6 million, €1.8 million and €1.1 million, respectively. The increase at our Hungarian Television operations was mainly due to selling, general and administrative expenses at MTM-Produktion and Interaktive, which we did not own in 2001. Kanal 5 had increased selling, general and administrative expenses mainly due to performance bonuses paid to management and staff in recognition of a significant increase in the operating income for the station compared to 2001. The Dutch television operations had increased expenses associated with the lease of the new premises. Such increases were offset by decreased marketing expenses of €3.9 million at VT4 corresponding to the decrease in barter revenues, and by the absence in 2002 of selling, general and administrative expenses of €974,000 at prima TV, which was not consolidated from July 1, 2001.

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

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €8.7 million, or 28%, from €31.6 million for the year ended December 31, 2001, to €22.9 million for the year ended December 31, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €6.2 million, as the company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Based on our analysis, no impairment charges were recorded in 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially due to a €1 million decrease in amortization on our investment in local broadcasting licenses in Norway and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.5% for the years ended December 31, 2001, and 2002, respectively.

Operating Income (Loss)

        Operating income (loss) improved €42.3 million, or 138%, from a loss of €30.6 million for the year ended December 31, 2001, to an income of €11.7 million for the year ended December 31, 2002, primarily as a result of improved operating income (loss) of €20.6 million at our Television operations.

        The improvement in our operating income (loss) was achieved despite an increased operating loss in 2002 of €9.2 million at V8, which was not owned by us in the first quarter of 2001, and not consolidated in the second and third quarter of 2001. This loss was partly offset by the absence of losses in 2002 of €3.1 million at prima TV, which was not consolidated from July 1, 2001, and decreased losses of €501,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €48.0 million, from a loss of €22.2 million for the year ended December 31, 2001, to an income of €25.8 million for the year ended December 31, 2002, primarily due to increased operating income at Kanal 5 and our Dutch Television operations (excluding V8) of €13.3 million and €11.6 million, respectively, and due to a decrease in losses at our Danish Television operations and TVNorge of €8.9 million and €8.0 million, respectively. In addition, the improvement was due to the absence in 2002 of restructuring and other non-recurring expenses of €12.6 million and €4.4 million, respectively. Such improvements were partly offset by a lower operating income of €13.7 million at our Hungarian Television operations.

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

Net Interest Expense

        Net interest expense increased €6.6 million, or 36%, from €18.6 million for the year ended December 31, 2001, to €25.2 million for the year ended December 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €15.3 million, from €5.2 million for the year ended December 31, 2001, to €20.5 million for the year ended December 31, 2002, mainly due to non-cash gains on our 7% Convertible Subordinated Notes and gains on U.S. dollar-denominated programming liabilities, as a result of the euro strengthening against the U.S. dollar.

Investment Loss

        Investment loss decreased €40.6 million, from a loss of €43.6 million for the year ended December 31, 2001 to a loss of €3.0 million for the year ended December 31, 2002. This improvement was primarily due to the absence in 2002 of write-offs on our non-consolidated investments. The loss in 2002 is mainly due to a write-down of our investment in Lions Gate to its fair market value.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2002, we recorded a gain of €1.3 million realized on the repurchase and cancellation of $5 million face value of our 7% Convertible Subordinated Notes. In the year ended December 31, 2001, we wrote off deferred financing cost of €3.2 million associated with a €134 million facility with DLJ Capital Funding Inc., which was repaid with the proceeds from the Senior Notes.

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

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2003, we had cash and cash equivalents of €245.8 million, and we had working capital of €237.7 million.

        We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. See "Item 3—Key Information—Risk Factors—Risks Relating to the Company".

        Our operating cash flows result primarily from cash received from the sale of advertising on our television, and radio stations and the sale of advertising in and subscriptions of our print publications offset by cash payments we make for program rights, advertising and marketing costs, employee compensation, and interest payments on our long-term debt obligations. Cash provided by operations was €78.9 million for the year ended December 31, 2003, compared to €11.4 million for the year ended December 31, 2002. The improvement was primarily due to an increase in operating income for 2003 compared to 2002, and prepaid subscription fees in our newly acquired print operations.

        Cash provided by investing activities was €132.6 million for the year ended December 31, 2003, compared to cash used in investing activities of €14.8 million for the year ended December 31, 2002. The improvement was primarily due to the sale of our 30.4% interest in TVN that resulted in cash proceeds of €131.6 million. From 2001 through 2003, we sold a substantial majority of our non-consolidated investments. Our non-consolidated investments represented less than 1% of our total assets at December 31, 2003 and therefore cash proceeds from any future sales of our current non-consolidated investment holdings are not expected to be significant.

        During the years ended December 31, 2001, 2002, and 2003, we had capital expenditures of €19.2 million, €25.2 million and €18.3 million, respectively. Capital expenditures include expenditures on fixed assets, which consist primarily of broadcasting equipment used at our television and radio stations, and expenditures on broadcast license fees. For 2004, we expect to have capital expenditures of €20 million to €25 million.

        Cash used in financing activities was €23.6 million for the year ended December 31, 2003, compared to cash provided by financing activities of €0.6 million for the year ended December 31, 2002. The use of cash was primarily due the redemption of $16.4 million of our 7% Convertible

Subordinated Notes due 2004, repayment of our Dutch subsidiary's financing facility of €11.8 million and scheduled loan repayments of €3.4 million at TV2 in Hungary. The use of the cash was offset by €9.5 million in proceeds from stock option exercises.

Convertible Notes

        On November 18, 2003, we called for redemption of all of the 7% Convertible Subordinated Notes, which had an outstanding principal amount of $53.6 million after the repurchase and cancellation of $16.4 million during 2003. By the redemption date, December 19, 2003, holders of the notes with a total principal amount of $53.2 million had elected to convert their notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per Common Share. The remaining outstanding principal amount, $0.4 million, was redeemed for cash.

Senior Notes

        On June 14, 2001, we issued an aggregate principal amount of €135 million of 12% Senior Notes due June 15, 2008. Interest is payable semi-annually in June and December. The terms of the indenture agreement of the Senior Notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. We are in compliance with our debt covenants as of December 31, 2003, at which date our additional borrowing capacity under the indenture was €140 million on a senior secured basis. For a more detailed review see "Item 3—Key Information—Risk Factors".

        On or after June 15, 2005, the Senior Notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price, which is defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. In December 2003, we redeemed €0.3 million of the Senior Notes.

Romania

        On March 9, 2000, we exercised our option to acquire, for a nominal amount, 86% of the shares of Amerom, which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. On July 18, 2001, we completed the issuance, for $6 million (€7.0 million), of new shares representing 53.5% of RBC, a newly formed SBS subsidiary that at the time held an 86% interest in Amerom, to RID, a company controlled by the General Manager of prima TV. We continue to own 46.5% of RBC. Substantially all of the $6 million investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. RBC's interest in Amerom has subsequently been diluted to 80% following the issue of shares representing 6% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. These managers are currently entitled to be issued a further 2% of the capital of Amerom under that agreement. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom on RBC. The consideration for such shares is to be determined by an independent valuation of Amerom. For three calendar years after the third anniversary of closing the transaction, we have a call option to increase our RBC ownership to 75% and RID has a put option to cause us to increase our RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

EBRD Loan (Hungary)

        On September 25, 2001, TV2 in Hungary executed amendments to its loan agreements (the "EBRD Loan") with the European Bank for Reconstruction and Development, Kereskedelmi es Hitelbank Rt. and Orszagos Takarekpenztar es Kereskedelmi Bank Rt (collectively, the "Hungarian Lenders"). Pursuant to these amendments, TV2 repaid $13.6 million (€14.8 million) of the facilities, financed in part through a €12 million loan to TV2 from SBS. In order to comply with the indenture relating to our Senior Notes, the amended EBRD Loan does not include restrictions on the ability of TV2 to pay dividends to us or make payments to us via management contracts or loans to shareholders. In addition, the Hungarian Lenders agreed that the shareholder loans owed by TV2 to us need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which we had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, SBS has executed guarantees of TV2's obligations to the Hungarian Lenders under the amended EBRD Loan. TV2 has executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The EBRD Loan is repayable in escalating semi annual instalments commencing in June 2000, and has a final maturity in December 2005. Interest is payable semi-annually at a floating rate of LIBOR plus 3.5%.

Hungary

        On May 14, 2002 the Company acquired 100% of MTM Productions, a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225,000 (€241,000), Concorde's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2.8 million (€2.9 million).

        At the same time as the transaction described above took place, on May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. (to be renamed MTM-TV2 Kft.) ("Albene"), MTM and the controlling shareholders. Albene is a subsidiary of MTM, which in turn is a company controlled by MTM's controlling shareholders. Pursuant to this agreement, we made an initial payment of $3.3 million (€3.8 million) to Albene, with the ability to make a further payment of $5.0 million (€4.0 million), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

ING Loan (The Netherlands)

        We operate our Dutch Television operations through SBS Broadcasting B.V., our 63%-owned subsidiary. In October 2002, SBS Broadcasting B.V. borrowed €11.8 million from ING Bank N.V. on a secured basis and used the proceeds to repay in full shareholder loans from us and De Telegraaf incurred in connection with the acquisition of Veronica (the "ING Loan"). SBS has guaranteed the ING Loan and SBS Broadcasting B.V. has agreed to indemnify us for any amount paid by SBS under the guarantee. The ING Loan was repayable in quarterly installments of €737,500, commencing January 2, 2003. Interest was payable quarterly at a floating rate of EURIBOR plus 1.75%. The loan was fully repaid in December 2003.

Radio Noordzee disposal

        On October 22, 2002, we sold our 35% indirect interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The consideration received was €10.2 million, of which our share was approximately €7.1 million. As part of the transaction, Publimusic received €1.8 million in advertising time on SBS6, NET5 and Veronica. In addition, Talpa may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands.

TVN Poland

        On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for $11 million (€10.5 million), and on December 2, 2003 we sold our remaining 30.4% equity interest in TVN for €131.6 million.

Postabank Loan (Hungary)

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.3 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. All of the outstanding principal amount of the New Loan is payable on March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

BetandWin.com

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for €1.7 million.

Lions Gate

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable for common shares of Lions Gate Entertainment Corp.

ATV (Austria)

        On December 4, 2003, we sold our 20% equity interest in ATV in Austria for €1.0 million at a gain of €1.0 million.

Radio Acquisitions—Norway and Denmark

        On September 8, 2003, we completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS common shares. At closing we issued a total of 856,494 common shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). After the lock-up period, the sellers have agreed to coordinate with us their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of common shares will be returned to us. Should the proceeds from the sale of 856,494 common shares be insufficient to settle the consideration plus accrued interest, any shortfall will become payable in cash. Alternatively, we can settle the entire obligation at any time in cash.

Radio Sweden

        On October 1, 2003, we entered into a merger between our Swedish radio operations and Bonnier Radio AB in a transaction, in which we contributed our Swedish radio assets valued at SEK 96.0 million and SEK 37.5 million in cash. As part of the transaction, we granted Bonnier an option to put its 49% equity interest in SBS Radio AB (the "Bonnier shares") to us in June in each year from 2006 through 2012, at an amount equal to 49% of 12 times EBITDA less net debt in SBS Radio AB (for 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 through 2012). Concurrently, Bonnier granted us an option to call the Bonnier shares in July in each year from 2006 through 2012, at the higher of (a) an amount equal to 49% of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) SEK 400 million plus interest compounded semi-annually from October 1, 2003.

Available Credit Lines

        As of December 31, 2003, we had credit lines available amounting to €14.5 million.

        We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future (see "Capital and Commercial Commitments" below). Our future liquidity is contingent upon continued improved operating results of our existing operations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control. See "Item 3—Key Information—Risk Factors".

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of December 31, 2003 (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long-term debt	€146,937	€3,328	€8,621	€134,988	€—
Interest on long term debt	74,439	16,987	33,152	24,300	—
Other non-current liabilities	29,405	—	29,405	—	—
Operating leases	93,682	33,031	33,778	16,335	10,538
Program contracts	349,527	162,284	152,309	34,934	—

        The amounts in the table above were calculated using the interest rates as of December 31, 2003 for variable rate debt agreements and the foreign exchange rates as of December 31, 2003 for commitments not denominated in euro.

        Upon a change of control, our Senior Notes, would be payable at 101% of the face amount plus accrued and unpaid interest.

        In December 2003, the Company's shareholders authorized the Company to repurchase up to approximately 10% of its subscribed capital, which currently would amount to up to approximately 3.2 million Common Shares. The Company's repurchases of Common Shares may take place in the open market or in privately negotiated transactions at prevailing prices but may in no event be for more than €40 per Common Share, and may be effected from time to time as directed by the Company's Board of Directors. The authorization is valid until June 2005. The Board of Directors has not yet authorized the Company to repurchase any of its Common Shares but may do so in the future depending upon the price of SBS Common Shares, market conditions, the Company's cash position and other relevant considerations.

Off-Balance Sheet Arrangements

        As part of our agreements relating to the sale and purchase of our unconsolidated subsidiaries, we have a contractual commitment that is not included as a liability in our consolidated balance sheet, as our obligation, if any, is not known at this time. More specifically, as discussed under "Liquidity and Capital Resources—Romania", we may be required to purchase an additional 29.5% interest in RBC, which controls prima TV in Romania. The purchase price would be equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron.

        We anticipate that we will fund any such obligations and commitments from our available cash resources.

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

Revenue Recognition

        The primary source of our revenue is the sale of airtime on our television and radio stations to advertisers and magazine subscriptions and advertisements. Revenue is recorded when advertisements are aired. Other sources of revenue include cable and subscription fees, sale of air time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions. Revenue from barter transactions in which we exchange air-time for programming, merchandise, or equity investments, is based upon the estimated fair market value of the asset received or service rendered. In most cases, the revenue recognized is based upon the fair value of the advertising provided to the counterparty. We estimate the fair value of the advertising based upon the rates used to sell airtime for comparable cash transactions. Barter revenues represented 7%, 4%, and 3% of our consolidated revenue in the years ended December 31, 2001, 2002, and 2003, respectively.

Program Rights

        The accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. We wrote down the value of certain programs by €4.8 million and €7.9 million in the years ended December 31, 2002, and 2003, respectively, based upon our analysis. Our program rights are expensed when aired or amortized on an accelerated basis when we are entitled to more than one airing. Amortization is based upon our historical experience with similar program types.

Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than-temporary impairment. Our assessment is based on all available evidence, including the duration of the investment and extent to which the investment's market price (if available) is less than our carrying value, the financial health of the investee, the investments' expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that certain investments have incurred an other-than-temporary impairment. As a result, we have written down these investments to their fair value. Fair value is determined based upon quoted market prices (if available) or our estimate of fair value based upon the above factors. We recorded impairments to our investments of €42.5 million, €32.9 million and €8.9 million for the years ended December 31, 2001, 2002 and 2003 respectively.

Long-lived assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2003. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Business Combinations, Goodwill, and Other Intangible Assets

        We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the estimated fair value of assets acquired and liabilities requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market trends, among other items. We use independent third parties to assist us in estimating the fair value of certain assets.

        Our accounting policy is to record gains or losses on the issuance of subsidiary stock. Therefore, upon the issuance of a 10% equity interest in SBS Broadcasting B.V., we recorded a gain of €29.2 million. This policy is consistent with our prior subsidiary stock transactions. Without this gain our net income would have been €1.1 million for the year ended December 31, 2003. The valuation of our subsidiary stock was based upon a valuation from an independent third party.

        We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance, discount rates, and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of other European broadcasters occur. Future impairment tests may result in a material impairment of goodwill and other intangible assets if such adverse conditions occur.

Impact of recently issued accounting standards

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), and in December 2003, issued a revision to FIN 46. FIN 46 is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires "variable interest entities", which are defined as consolidated by a company if that company is subject to a majority of the expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity's primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

        The consolidation and disclosure requirements applied immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46 is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003.

        We are not the primary beneficiary of any variable interest entities created after February 1, 2003, nor do we expect the final adoption of this statement to have a material impact on our financial position or results of operations.

TREND INFORMATION

        The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted with any certainty.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. In 2003, inflation in our markets ranged from approximately 2-4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

        In 2002 and 2003, the euro displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. However, since December 31, 2003, the U.S. dollar has strengthened against the euro by 4%. Future exchange rate trends cannot be predicted with any certainty.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth as of April 30, 2004, the name, age and position of individuals who serve as our directors and executive officers.

Name	Age	Position
Harry Evans Sloan	54	Executive Chairman of the Board
Michael Finkelstein	68	Vice Chairman
Markus Tellenbach	43	Director, President and Chief Executive Officer
Juergen von Schwerin	47	Senior Vice President and Chief Financial Officer
Erik T. Moe	45	Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary
Frank Eijken	49	Senior Vice President Sales & Marketing
Eric Hansen	46	Senior Vice President Radio Division
Anthony Ghee	46	Director
Herbert G. Kloiber	56	Director
Benjamin Lorenz	55	Director
Edward McKinley	51	Director
James McNamara	50	Director
Shane O'Neill	42	Director
Mark Schneider	48	Director

        Under the terms of our articles of incorporation, as amended, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under our articles, the board consists of at least five directors at any one time. Our Board of Directors currently consists of ten members. All board members can be contacted through our Luxembourg office.

Biographical Information

        Mr. Sloan has served as Executive Chairman since September 2002, and Chairman of the Board since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. ("ZeniMax") and Lions Gate Entertainment Corp. Mr. Sloan is a citizen of the United States.

        Mr. Finkelstein has served as Vice Chairman of the Board since February 1998. Mr. Finkelstein has served as a non-executive director of the Company since April 1997, with the exception of the period from September 2001 to August 2002, when he served as Chief Executive Officer of the Company. From 1989 until 1997, Mr. Finkelstein was the founder and Chairman and Chief Executive Officer of Renaissance Communications Corporation, which owned and operated television stations in the United States. Mr. Finkelstein is a citizen of the United States.

        Mr. Tellenbach has served as a director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002, and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chief Executive Officer of KirchPay TV GmbH & Co., and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general television entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

        Mr. von Schwerin has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2001, Mr. von Schwerin served in several managing director positions with ProSiebenSat.1 Group of companies, as well as Head of Finance of MGM Media Gruppe München. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

        Mr. Moe has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary of SBS since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Ltd. (CME). From 1994 to 1997, Mr. Moe worked as an attorney with the international law firm Shearman & Sterling in New York, specialising in international finance. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken has served as Senior Vice President Sales & Marketing of SBS since January 2003. From 2000, Mr. Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was Managing Director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in the Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a citizen of The Netherlands.

        Mr. Hansen has served as Senior Vice President Radio Division of SBS since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. From 1989 to August 2002, Mr. Hansen worked at The Voice, a Copenhagen-based radio station and a subsidiary of SBS, where he began as Sales Director. He became General Manager of The Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen is a citizen of Denmark.

        Mr. Ghee has served as a director of SBS since October 1994. Since May 1, 2003, Mr. Ghee has been a partner in the Anglo/German law firm Taylor Wessing, where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. Prior to that, he was a partner in the English law firm Ashurst. He has been SBS's principal European media law adviser since 1990 and served as Company Secretary of SBS from October 1992 until December 1996. Mr. Ghee also serves as a director of Fireworks Entertainment (UK) Limited. Taylor Wessing (and previously Ashurst) provides legal services to SBS from time to time as and when requested by management. From January 1, 2003 to April 30, 2003, Ashurst received fees from SBS in the amount of approximately €36,000 and from May 1, 2003 to December 31, 2003, Taylor Wessing received fees from SBS in the amount of approximately €19,000. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Dr. Herbert Kloiber has served as a director of SBS since April 1998. Dr. Kloiber is Managing Director of Tele München Group and has held this position since 1977. Tele München Group is one of Germany's leading television production and distribution companies. Dr. Kloiber is a member of the Advisory Board of one of Germany's largest banks, Bayerische Hypo-und Vereinsbank AG and a member of the Supervisory Board of the Bavarian Film Funding Organization. He also serves as a member of the Supervisory Board of RTL II Fernsehen GmbH & Co., Munich, and Chairman of the Supervisory Board of ATV Privatfernseh-GmbH, Vienna. Dr. Kloiber is a citizen of Austria.

        Mr. Lorenz has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director

of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley has served as a director of SBS since March 2002. Mr. McKinley is a Senior Advisor at Warburg Pincus LLC. Between 1993 and 2002, he was responsible for the company's private equity activity in Europe. Mr. McKinley has been with Warburg Pincus for over 20 years. Prior to taking on his responsibilities in Europe, he opened and ran the firm's office in Los Angeles. Prior to joining Warburg Pincus, he was a consultant with McKinsey & Co., Inc. for four years in New York. Mr. McKinley is a citizen of the United States.

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

        Mr. O'Neill has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer and President of the chello media division of UGC Europe, Inc. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a director of Primacom AG and UPC. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider has served as director of SBS since December 1999. Since September 2003, Mr. Schneider has served as Chief Executive Officer of the chello media division of UGC Europe, Inc. From April 1997 to September 1998, he served as President of UPC and from September 1998 until September 2001, he served as Chief Executive Officer of UPC. Mr. Schneider is a director of UnitedGlobalCom, Inc. ("UGC"), Priority Telecom, ispire corporation ltd., United Communications Ltd and ZeniMax. Mr. Schneider is a citizen of the United States.

Arrangements for Election of Directors

        Pursuant to a private placement agreement dated January 27, 2000, SBS agreed to nominate one UPC designee for election as a director of SBS so long as UGC Holdings, Inc. ("UGCH") and its affiliated companies hold at least 3,000,000 Common Shares or 8% of SBS's outstanding Common Shares. In April 2003, as part of its recapitalization process, UPC sold its 6,000,000 Common Shares in SBS to UnitedGlobalCom Europe B.V. ("UGC Europe"), a wholly-owned Dutch subsidiary of UGC. In connection with the share transfer agreements, SBS, UPC, UGCH and UGC Europe entered into a novation agreement, dated April 8, 2003, whereby all rights and benefits of UPC under the private placement agreement and any related instruments were assigned to UGC Europe, including the right to designate one director for nomination to the SBS Board. Mark Schneider is currently serving as UGC Europe's designee.

        In connection with our acquisition of 33% of TVN from ITI, Mr. Jan Wejchert was a member of our Board from December 2000 until he resigned in August 2003. For further information, see also "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions".

COMPENSATION

Directors' Fees and Expenses

        Directors of SBS are entitled to reimbursement of expenses incurred in connection with attending meetings of the Board of Directors or its committees. On December 5, 2003, as compensation for Board services upon election to the Board of Directors following the Annual General Meeting of

Shareholders of the Company, non-executive directors, other than directors who serve by contract or who provide professional services to the Company, received a ten-year option to purchase an aggregate of 90,000 SBS Common Shares, exercisable at $31.05 per share, vesting in full upon completion of one year's Board service. Of the option to purchase 90,000 Common Shares referred to in the proceeding sentence, 10,000 Common Shares were awarded to each of the following non-executive directors: Messrs. Finkelstein, Kloiber, Lorenz, McKinley, McNamara and O'Neill. In addition, a further option to purchase 10,000 Common Shares were granted to each of Messrs. Lorenz, McKinley and McNamara for prior services on the Audit and Compensation Committees of the Company. The options referred to in the proceeding sentence vested immediately upon issuance and are currently exercisable. All of the foregoing stock option awards were approved by a majority of disinterested directors of the Company, prior to shareholder approval on December 5, 2003.

Executive Compensation

Cash Compensation

        An aggregate of approximately €5.9 million, was paid in cash by us to our executive officers as a group for services rendered during 2003 in all capacities. In addition such officers were granted a total of 654,000 options and 60,000 shares of restricted stock in addition to their salaries. At their respective dates of grant, these options and restricted shares had an estimated aggregate fair market value of €8.2 million, based upon the Black Scholes pricing model as more fully described in Note 9 of our financial statements.

Employment and Consulting Agreements

        Mr. Sloan has an agreement to serve as Executive Chairman of SBS and Executive Chairman of the Board of Directors for a fixed term of two years, effective September 1, 2002. Under this agreement, Mr. Sloan receives an annual salary of $400,000. Mr. Sloan is entitled to receive an annual strategic bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors, and a contractual target bonus based upon a percentage of the financial performance of the SBS group measured by comparing the Company's actual consolidated EBITDA performance against budgeted EBITDA. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. Under the agreement, on July 1, 2002, Mr. Sloan was granted a ten-year option to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing March 1, 2003, and expiring July 1, 2012. Under a previous agreement, on September 1, 2001, Mr. Sloan was granted a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares at $33.00 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing June 30, 2002, and expiring August 31, 2011. Of the option to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit the option to purchase 16,667 Common Shares at $26.00 per Common Share that vested on December 31, 2002, (ii) forfeit the option to purchase 25,000 Common Shares that were due to vest on June 30, 2003 at $33.00 per Common Share, and (iii) forfeit the option to purchase 25,000 Common Shares at $33.00 per Common Share that were due to vest on December 31, 2003, therefore forfeiting the option to purchase a total of 66,667 Common Shares. The remaining option to purchase 33,333 Common Shares is fully vested and currently exercisable. Under a previous agreement, Mr. Sloan was awarded a ten-year option to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and $30.00 per Common Share for the remaining 333,333 shares, vesting in six equal semi-annual instalments, commencing June 30, 1999, and expiring December 31, 2008. The option to purchase

1,000,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. In connection with his previous employment agreements, Mr. Sloan was granted: (i) a ten-year option to acquire 306,134 Common Shares, subject to anti-dilution protection, at an exercise price of $16.875 per Common Share, due to expire March 4, 2003, which was extended to March 6, 2006 by the Board of Directors on December 10, 2002; and (ii) three ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares, $22.50 per Common Share for 125,000 shares and $27.00 per Common Share for the remaining 125,000 shares, all of which expire August 14, 2004; and (iii) two ten-year options to purchase an aggregate of 500,000 Common Share, exercisable at $18.00 per Common Share for 250,000 shares and $22.50 per Common Share for the remaining 250,000 shares, both of which expire December 31, 2006. The options referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership ("Convers Media"), which expires in December 2005. For calendar years 2004 and 2005, Convers Media will receive from SBS €1,200,000 per year. Convers Media will also be entitled to an annual incentive management fee based upon the performance of the SBS group. The annual incentive management fee is variable and dependent upon the consolidated EBITDA performance of the SBS group. The target bonus per annum is €600,000. Under the agreement, on December 5, 2003, Mr. Tellenbach was (i) granted a ten-year option to purchase 300,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004 and expiring December 4, 2013, with vesting subject to the continuation of the service agreement between Convers Media and the Company, and (ii) a restricted stock award of 40,000 Common Shares that will vest and become exercisable in eight equal cumulative semi-annual instalments, commencing June 5, 2004, with vesting subject to the continuation of the service agreement. All of the unvested options and restricted stock will vest and become exercisable on December 31, 2005, if the Company does not offer to renew or extend the service agreement. On July 2, 2002, Mr. Tellenbach was granted a ten-year option to purchase 400,000 Common Shares, exercisable at $17.71 per Common Share, which was converted to €14.186 per Common Share on March 1, 2004. The option vests in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. Under a previous agreement, Mr. Tellenbach was granted a ten-year option to purchase an aggregate of 300,000 Common Shares, exercisable with respect to 200,000 Common Shares at $27.39 per Common Share and at $34.24 per Common Share for the remaining 100,000 shares, vesting in six equal cumulative semi-annual instalments, commencing August 31, 2001, and expiring November 21, 2010. Of the option to purchase 300,000 Common Shares referred to in the preceding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 100,000 Common Shares scheduled to vest between April 1, 2002 and March 30, 2003 to vest as of April 1, 2002. Consequently, of the option to purchase 300,000 Common Shares, 200,000 Common Shares became exercisable as of that date. In March 2003, Mr. Tellenbach elected to forfeit the option to purchase the remaining 100,000 Common Shares by (i) forfeiting the option to purchase 50,000 Common Shares that was scheduled to vest on August 31, 2003, and (ii) forfeiting a further option to purchase 50,000 Common Shares that was scheduled to vest on February 28, 2004.

        Mr. von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President until December 31, 2004 at an annual salary of $350,000. Mr. von Schwerin is entitled to a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based upon performance, with a target bonus of one-third of his annual salary. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. von Schwerin was awarded (i) a ten-year option to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, expiring December 4, 2013, with vesting subject to the continuation of the service agreement between Mr. von Schwerin and the Company, and (ii) a restricted stock award of 20,000 Common Shares that will vest and become exercisable in eight equal cumulative semi-annual instalments, commencing June 5, 2004, with vesting subject to the continuation of the service agreement. All of the unvested options and restricted stock will vest and become exercisable on December 31, 2004, if the Company does not offer to renew or extend the service agreement. On July 2, 2002, Mr. von Schwerin was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share. This option vests in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. In connection with a prior agreement, Mr. von Schwerin was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 20,000 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing November 15, 2001 and expiring May 15, 2011. Of the option to purchase 60,000 Common Shares referred to in the proceeding sentence, in March 2002, the Compensation Committee accelerated the vesting of the option to purchase 20,000 Common Shares scheduled to vest between April 1, 2002 and March 30, 2003 to vest as of April 1, 2002. Consequently, the option to purchase 40,000 Common Shares will became exercisable in two equal instalments on November 15, 2003 and May 15, 2004.

        Mr. Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary until December 31, 2004, at an annual salary of $350,000. Mr. Moe is also entitled to receive a monthly housing and cost of living allowance of $2,700, and may receive an annual incentive bonus based upon performance, with a target bonus of one-third of his annual salary. The salary, housing and cost of living allowance are payable in euros at the average U.S. dollar/euro exchange rate for the twelve-month period ending April 30, 2002. Mr. Moe and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. Moe was awarded a ten-year option to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight cumulative semi-annual instalments, commencing June 5, 2004, expiring December 3, 2013, with vesting subject to the continuation of the service agreement between Mr. Moe and the Company. All of the unvested options will become exercisable on December 31, 2004, if the Company does not offer to renew or extend the service agreement. On July 2, 2002, Mr. Moe was awarded a ten-year option to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003 and expiring July 1, 2012. In connection with a prior agreement, Mr. Moe was awarded a ten-year option to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and $31.875 for the remaining 20,000 Common Shares. The option to purchase 60,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable.

        Mr. Eijken has an agreement with SBS to serve as Senior Vice President Sales & Marketing until December 14, 2005, at an annual base salary of €350,000. Mr. Eijken will be entitled to an annual incentive bonus based upon performance, with a target bonus of €200,000 in 2004; and €220,000 in 2005. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. In connection with such agreement, on December 11, 2002, Mr. Eijken was awarded a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable at $15.21 per Common Share, which was converted to €14.373 per Common Share on April 8, 2003. This option vests in six equal cumulative semi-annual instalments, commencing July 1, 2003 and expiring December 10, 2012. In November 2000, Mr. Eijken was awarded a ten-year option to purchase 12,500 Common Shares, exercisable with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001 and expiring November 21, 2010. The option to purchase 12,500 Common Shares referred to in the preceding sentence is fully vested and currently exercisable. In February 2000, Mr. Eijken was awarded a ten-year option to purchase 25,000 Common Shares, exercisable at $60 per Common Share which he exchanged for 1,238 Common Shares in July 2003.

        Mr. Hansen has an agreement with SBS to serve as Senior Vice President Radio Division until December 31, 2004, at an annual salary of €220,000 through December 31, 2003, and €250,000 from January 1, 2004, through December 31, 2004. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance, with a target bonus of €120,000 in 2004. On December 5, 2003, Mr. Hansen was awarded a ten-year option to purchase 50,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, expiring June 4, 2014, with vesting subject to the continuation of the service agreement between Mr. Hansen and the Company. In August 2003, Mr. Hansen was awarded a ten-year option to purchase 4,000 Common Shares exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments commencing February 8, 2004 and expiring August 7, 2013. In February 2000, Mr. Hansen was awarded a ten-year option to purchase 8,750 Common Shares exercisable at $60.00 per Common Share, which he exchanged for 489 Common Shares in December 2002. In November 2000, Mr. Hansen was awarded a ten-year option to purchase an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001 and expiring November 21, 2010. Of the option to purchase 8,750 Common Shares referred to in the proceeding sentence is fully vested and currently exercisable.

Share Incentive Plans

1992 and 1994 Share Incentive Plans

        The Company has adopted, and the shareholders have approved, a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

        Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

        The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of April 30, 2004, options to purchase 7,799,968 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

        As of April 30, 2004, options to purchase an aggregate of 6,702,802 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,983,425 Common Shares were either fully vested or vest within 60 days of April 30, 2004. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from August 2004 to August 2013. As of April 30, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 4,108,392 Common Shares.

2004 Share Incentive Plan

        The Company has adopted and the shareholders approved in December 2003, a new 2004 Share Incentive Plan to replace the 1994 Share Incentive Plan, which expires on October 17, 2004, although options granted pursuant to the 1994 Plan Share Incentive Plan will remain outstanding. The 2004 Share Incentive Plan (herein after the "Plan") established by the Company permits the grant of stock options, stock appreciation rights (SARs), restricted stock and restricted stock units. The Plan will remain effective until all shares subject to it shall have been acquired in accordance with the Plan's provisions. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key employees of the Company.

        The Plan will be administered by the Board of Directors or a Committee of the Board, who may amend, modify, suspend or terminate the Plan. However, material amendments to the Plan will require shareholder approval. The Board of Directors may, in its discretion, redeem or exchange awards under the Plan in consideration for cash, Common Shares, options, SARs or a combination of both. The Board of Directors may also in its discretion, amend the terms of outstanding awards under the Plan, provided that the amendments are not inconsistent with the provisions of the Plan.

        The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of April 30, 2004, the total number of share incentives granted was 1,494,400. Of this aggregate amount, 800,000 share incentives were issued to executive officers and directors, including 60,000 Common Shares of restricted stock. Share Incentive Awards that terminate without issue of shares shall be available again for grant under the Plan.

Long-Term Employees Stock Ownership Plan

        In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of April 30, 2004, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

BOARD PRACTICES

Committees of the Board of Directors

        The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee. Ad hoc committees of members of the Board of Directors are convened periodically to deal with specific projects in which we are involved.

Audit Committee

        The Audit Committee meets periodically with representatives of our auditors, Ernst & Young Accountants, to make inquiries regarding the manner in which their respective responsibilities are being discharged in relation to each audit of our financial statements. The Audit Committee also recommends to the Board of Directors the annual appointment of the auditors, with whom the committee reviews the scope of audit and non-audit assignments and related fees, our accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993, and currently is comprised of Messrs. Lorenz (its chairman), McNamara and McKinley. The Audit Committee operates under a written charter adopted by the Board of Directors. Management of the Company has the primary responsibility for the Company's financial statements and its reporting process, including all systems of internal controls. The Audit Committee is responsible for the oversight of all aspects of the Company's legal and regulatory compliance, financial reporting, internal control and audit functions.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses and share incentive awards for the principal executive officers of the Company. The Compensation Committee was formed in January 1993 and currently consists of Messrs. McNamara (its chairman), Lorenz, McKinley and Schneider, who joined the Committee in October 2003.

EMPLOYEES

        As of December 31, 2003, we had 1,507 full-time employees, not including employees of prima TV. As of that date we also had approximately 500 freelance workers, whom we hire as independent contractors. We believe that the number of our employees who are members of unions is not significant.

        The following table sets out the number of full-time employees at each of our operations for the past three years excluding our unconsolidated subsidiaries.

	As of December 31,
Operation
	2001	2002	2003
TVNorge	82	78	82
Kanal 5	104	92	97
TvDanmark & Kanal 5	148	140	136
VT4	94	93	93
SBS6/NET5/Veronica	149	299	321
TV2	123	121	110
Broadcast Text	91	73	73
Radio Denmark	63	75	107
Radio Sweden	83	79	120
Radio Norway	—	—	81
Radio Finland	137	110	109
Lampsi	17	23	24
Veronica Magazine	—	—	128
SBS Corporate	29	23	26

Total	1,120	1,205	1,507

        The following table breaks down the number of our full-time employees by function for the past three years excluding our unconsolidated subsidiaries.

	As of December 31,
Function
	2001	2002	2003
Programming	332	273	377
Local production	54	140	173
News	53	115	114
Technicians	88	69	86
Sales	284	284	374
Marketing	91	99	112
Administration	218	225	271

Total	1,120	1,205	1,507

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CERTAIN SHAREHOLDERS

        The following table sets forth information as of April 30, 2004, with respect to the beneficial ownership of our Common Shares by each person who we know beneficially owns more than 5% of our Common Shares, each director and executive officer of the Company and all directors and executive officers as a group. As of that date, there were 31,993,327 Common Shares issued and outstanding. None of the following shareholders have different voting rights with respect to the Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UGC Europe(2)	6,000,000	18.8%
Fidelity Management & Research Company(3)	2,898,293	9.1%
Janus Capital Corporation(4)	2,067,000	6.5%
Capital Research and Management(5)	2,005,000	6.3%
SMALLCAP World Fund Inc(5)	1,855,000	5.8%
State Farm Insurance Companies(6)	1,593,181	5.0%
Directors and Executive Officers
Harry Evans Sloan(7)	3,658,839	10.5%
Michael Finkelstein(8)	489,536	1.5%
Anthony Ghee	—	—
Herbert G. Kloiber(9)	676,000	2.1%
Benjamin H. Lorenz(10)	10,000	*
Edward McKinley(11)	30,000	*
James McNamara(12)	110,000	*
Shane O'Neill(13)	—	—
Mark Schneider(14)	—	—
Markus Tellenbach(15)	500,000	1.5%
Juergen von Schwerin(16)	135,000	*
Erik T. Moe(17)	135,000	*
Frank Eijken(18)	47,071	*
Eric Hansen(19)	11,239	*

All directors and executive officers as a group (14 persons)(20)	5,802,685	16.1%

*
Less than 1.0%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options or warrants held by such person that are currently exercisable or that become exercisable within 60 days following April 30, 2004, are deemed outstanding. However, such shares are not deemed outstanding for purpose of computing the percentage of ownership of any other person.

(2)
As part of the recapitalisation process of UPC, the 6,000,000 Common Shares, representing 18.8% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to a wholly-owned Dutch subsidiary of UGC, UGC Europe, by agreements dated April 8, 2003 respectively April 9, 2003. Our Board of Directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which limits any person or entity from owning more than 20% of our Common Shares without the prior approval of our Board of Directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGCH and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain its percentage ownership in us in the event we determine to sell in a transaction for cash Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH,UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe.

(3)
According to the amendment to the Schedule 13G filed with the SEC on March 10, 2004, Fidelity Management & Research Company ("Fidelity"), has sole power to vote or direct to vote 996,049 Common Shares and sole power to dispose or to direct the disposition of 1,902,244 Common Shares. Fidelity is a wholly-owned subsidiary of FMR Corp, a Delaware corporation, acting as investment advisor to various investment companies, and claims beneficial ownership with respect to 1,902,244 Common Shares. Neither FMR Corp. or the Chairman of FMR Corp. has the sole power to vote or direct the voting of the shares owned by the Fidelity Funds, which power resides with the funds' board of trustees. Fidelity carries out the voting of the Common Shares under written guidelines established by the funds' board of trustees. Fidelity International Limited ("FIL"), a Bermudian joint stock company and an affiliate of FMR Corp., is investment and management advisor to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors, and claims beneficial ownership of 996,049 Common Shares. FIL currently operates as an entity independent of FMR Corp and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

(4)
According to the amendment to the Schedule 13G filed with the SEC on February 16, 2004, Janus Capital Management LLC ("Janus Capital") has sole voting and dispositive power with respect to 2,061,990 Common Shares. Janus Capital has an indirect ownership stake in Bay Isle Financial LLC ("Bay Island") and an indirect 50.1% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above structure, holdings for Janus Capital, Bay Island and INTECH are aggregated. Janus Capital, Bay Island and INTECH are registered investment advisers to various investment companies, individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-advisor to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,061,990 Common Shares held by such Managed Portfolios. Janus Capital does not have the right to receive dividends from, or the proceeds from the sale of the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(5)
According to the amendment to the Schedule 13G filed with the SEC jointly by Capital Research and Management Company ("CRMC") and SMALLCAP World Fund Inc. ("SMALLCAP") on February 9, 2004, CRMC has sole dispositive power with respect to 2,005,000 Common Shares and CRMC has sole voting power with respect to 1,855,000 Common Shares. CRMC is a registered investment advisor that manages the American Funds Group of mutual funds and SMALLCAP is a registered investment company who are advised by CRMC.

(6)
According to the amendment to the Schedule 13G filed with the SEC on January 20, 2004, State Farm Mutual Automobile Insurance Company has sole voting and dispositive power with respect to 343,500 Common Shares, State Farm Investment Management Corp. has sole voting and dispositive power with respect to 360,181 Common Shares, State Farm Insurance Companies Employee Retirement Trust has sole voting and dispositive power with respect to 450,000 Common Shares and State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees has sole voting and dispositive power with respect to 439,500 Common Shares. Each State Farm entity referenced above disclaims beneficial ownership with respect to all Common Shares held by each State Farm entity.

(7)
Includes: (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 146,743 Common Shares owned by Mr. Sloan; and (3) the option to acquire 2,839,473 Common Shares that are currently exercisable. Excludes options to acquire 166,668 Common Shares that are not exercisable within 60 days of April 30, 2004.

(8)
Includes: (1) 46,200 Common Shares owned by Mr. Finkelstein; and (2) the option to purchase 443,336 Common Shares that are currently exercisable. Excludes the option to acquire 10,000 Common Shares that are not exercisable within 60 days of April 30, 2004. Mr. Finkelstein retired, as Chief Executive Officer of SBS in August 2002, but remains Vice Chairman of the Board of Directors.

(9)
Includes 676,000 Common Shares owned by Tele-München of which Dr. Kloiber is a majority shareholder and serves as Chairman. Excludes the option to acquire 10,000 Common Shares that are not exercisable within 60 days of April 30, 2004.

(10)
These Common Shares are beneficially owned by Mr. Lorenz. Excludes the option to acquire 10,000 Common Shares that are not exercisable within 60 days of April 30, 2004.

(11)
These Common Shares are beneficially owned by Mr. McKinley. Excludes the option to acquire 10,000 common shares that are not exercisable within 60 days of April 30, 2004.

(12)
These Common Shares are beneficially owned by Mr. McNamara. Excludes the option to acquire 10,000 Common Shares that are not exercisable within 60 days of April 30, 2004.

(13)
Excludes the option to acquire 10,000 common shares that are not exercisable within 60 days of April 30, 2004.

(14)
Does not include 6,000,000 Common Shares owned by UGC Europe. Mr. Schneider is UPC's designee to the Board of Directors of SBS. Mr. Schneider disclaims beneficial ownership of these shares.

(15)
Includes the option to purchase 500,000 Common Shares that is currently exercisable. Excludes the option to acquire 400,000 Common Shares and 40,000 shares of Restricted Stock that are not exercisable within 60 days of April 30, 2004.

(16)
Includes the option to purchase 135,000 Common Shares that is currently exercisable. Excludes the option to acquire 175,000 Common Shares and 20,000 shares of Restricted Stock that is not exercisable within 60 days of April 30, 2004.

(17)
Includes the option to purchase 135,000 Common Shares that is currently exercisable. Excludes the option to acquire 175,000 Common Shares that is not exercisable within 60 days of April 30, 2004.

(18)
Includes: (1) 1,238 Common Shares beneficially owned by Mr. Eijken and (2) the option to purchase 45,833 Common Shares that is currently exercisable. Excludes the option to acquire 66,667 Common Shares that is not exercisable within 60 days of April 30, 2004.

(19)
Includes: (1) 1,489 Common Shares beneficially owned by Mr. Hansen and (2) the option to purchase 9,750 Common Shares that is currently exercisable. Excludes the option to acquire 53,000 Common Shares that is not exercisable within 60 days of April 30, 2004.

(20)
Includes: (1) 4,138,392 Common Shares purchasable upon exercise of options that are currently exercisable or will become exercisable within 60 days of the date of this table; and (2) 1,664,293 Common Shares owned by directors and executive officers. See notes (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) and (19) above. Excludes 1,156,335 Common Shares that are not purchasable upon exercise of options within 60 days of April 30, 2004. See notes (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) and (19) above.

        As of April 30, 2004, there were 51 accounts on the register of SBS Common Shares, of which 27 were registered with United States addresses. The Company does not believe that the number of United States record holders is indicative of the portion of outstanding Common Shares held in the United States.

Significant Changes in Major Shareholders

        The following table sets forth significant changes in the ownership percentage of our major shareholders since 2001.

	2001		2002		2003		2004
	Based on 28,239,881 shares outstanding		Based on 28,568,162 shares outstanding		Based on 28,604,886 shares outstanding		Based on 31,993,327 shares outstanding
Shareholders 5% or Greater	Number of Shares(1)	Percentage(1)	Number of Shares(2)	Percentage(2)	Number of Shares(3)	Percentage(3)	Number of Shares(4)	Percentage(4)
CanWest Global Communications Corp.	2,032,300	7.2%	2,032,300	7.2%	*	*	*	*
Capital Research and Management	1,793,800	6.4%	1,733,800	6.1%	1,918,000	6.5%	2,005,000	6.3%
Entrust Capital Inc.	1,601,436	5.7%	2,119,057	7.5%	2,075,482	7.0%	*	*
Fidelity Management & Research Company	*	*	*	*	*	*	2,898,293	9.1%
Harry Evans Sloan	3,193,698	10.4%	3,150,500	10.2%	3,492,172	10.8%	3,658,839	10.5%
Janus Capital Corp.	2,589,880	9.2%	2,492,310	8.8%	2,090,810	7.1%	2,067,000	6.5%
Oz Management LLC	*	*	*	*	2,032,300	6.9%	*	*
Reed Conner & Birdwell Investments LLC	*	*	*	*	1,901,286	6.4%	*	*
SMALL CAP World Fund, Inc.	1,457,000	5.2%	1,457,000	5.1%	1,800,000	6.1%	1,855,000	5.8%
State Farm Mutual Automobile Insurance	1,593,181	5.6%	1,593,181	5.6%	1,593,181	5.4%	1,593,181	5.0%
UGC Europe(5)	6,000,000	21.3%	6,000,000	21.2%	6,000,000	21.3%	6,000,000	18.8%

*Less than five percent

(1)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2001 Proxy Statement filed with the SEC on Form 6-K on October 29, 2001. See "—Security Ownership of Principal Shareholders and Management of Principle Shareholders and Management" table and related footnotes therein.

(2)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2002 Proxy Statement filed with the SEC on Form 6-K on October 28, 2002. See "—Security Ownership of Principal Shareholders and Management of Principle Shareholders and Management" table and related footnotes therein.

(3)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2003 Proxy Statement filed with the SEC on Form 6-K on October 23, 2003. See "—Security Ownership of Principal Shareholders and Management" table and related footnotes therein.

(4)
Number of shares and percentage for each shareholder are as disclosed reported in the table and related footnotes in "—Certain Shareholders" herein.

(5)
These shares were assigned to UGC Europe under agreements dated April 8, 2003, and April 9, 2003. The 6,000,000 shares listed for the years ended December 31, 2001 and 2002 were held by UPC.

RELATED PARTY TRANSACTIONS

        UPC acquired a total of 6,000,000 Common Shares, then constituting 21% of our issued and outstanding Common Shares; 3,000,000 Common Shares were acquired under the terms of an investment agreement entered into in June 1999, and 3,000,000 Common Shares were acquired under a private placement agreement entered into on January 27, 2000. As part of the private placement agreement, we granted UPC certain anti-dilution rights to enable UPC to maintain its percentage ownership of voting rights in us. We have rights of first refusal on all sales or transfers by UPC and UGCH (together the "United Parties") of any securities acquired under the investment agreement or private placement agreement and we granted the United Parties certain registration rights with respect to the Common Shares acquired under these agreements. So long as UGCH and its affiliates hold at least 3,000,000 Common Shares or 8% of the outstanding shares in the Company, UPC has the right to nominate a Director to the Board of the Company. The Board of Directors nominated Mr. Schneider for election to the SBS Board at the annual general meeting in December 2003. Mr. Schneider is a member of the board of directors of UGC and Chief Executive Officer of the chello media division of UCG Europe, Inc. and a director of ZeniMax. Mr Shane O'Neill was independently elected a member of our Board in December 2003. Mr. O'Neill is Chief Strategy Officer and President of the chello media division of UGC Europe, Inc. and a director of UPC.

        As part of its recapitalisation process, UPC sold its 6,000,000 Common Shares to UGC Europe, a wholly-owned Dutch subsidiary of UGC, by agreements dated April 8, 2003 and April 9, 2003 respectively. In connection with the share transfer agreements, we, UPC, UGCH and UGC Europe entered into a novation agreement dated April 8, 2003. As part of the novation agreement, UGC Europe will perform all obligations and assume all liabilities of UPC under the private placement agreement and all rights and benefits of UPC arising from or under the private placement agreement, the investment agreement and any related instrument have been assigned to UGC Europe.

        Pursuant to a share purchase agreement dated as of September 12, 2003, we sold our remaining indirect 30.43% equity stake in TVN to a wholly-owned subsidiary of ITI for €131.6 million. Mr. Jan Wejchert was a member of our Board from December 2000 until he resigned in August 2003. Mr. Wejchert is one of the founders and Chief Executive Officer of ITI, which is a 49% shareholder of ITI TV Holdings Ltd., which owns a controlling interest in TVN.

        By an agreement dated October 30, 2000, between ZeniMax Media Inc. and the Company, we and ZeniMax agreed to exchange certain interests in our respective companies and ZeniMax agreed to assume certain management responsibilities relating to our new media interests. On May 15, 2001 and June 14, 2001, the October 2000 agreement was amended by eliminating the management arrangements and reducing our cross-holdings, such that (taking into account this reduction) for consideration of $10.0 million and 181,818 Common Shares, we acquired 1,412,788 shares of ZeniMax's common stock and 644,780 shares of ZeniMax's preferred stock, which in the aggregate represent 12.5% of ZeniMax's capital stock. The Company granted ZeniMax certain registration rights as part of the October 2000 agreement for which the Company has filed a registration statement. By agreements dated April 16, 2002, June 6, 2002, September 27, 2002, December 20, 2002, March 26, 2003, April 30, 2003, September 26, 2003, and March 12, 2004, the Company agreed to maintain the effectiveness of the registration statement. Harry Evans Sloan, our Executive Chairman of the Board, is an investor in ZeniMax and is a member of ZeniMax's board of directors.

        By a share purchase agreement executed on November 30, 2003, we sold our 20% equity interest in ATV to Concorde and Ingebe Medien Holding GmbH Austria for €1.0 million. Dr. Kloiber, a member of our Board, is the indirect controlling shareholder of Concorde.

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

Sweden/United Kingdom

Kanal 5

        On January 26, 2004, TV4, Sweden's only commercial national analogue broadcaster sent a complaint to the Swedish Broadcasting Commission (the "SBC") regarding Kanal 5 (Sweden) and TV3, another channel licensed in the United Kingdom and broadcasting solely into Sweden. In relation to Kanal 5, the complaint related to certain sponsorship segments in a programme broadcast by Kanal 5, and also asserted that Kanal 5 should be licensed in Sweden rather than in the United Kingdom on the basis that the company is not established in the United Kingdom in accordance with the criteria set out in the Television Directive. The same allegation was also made against TV3. Kanal 5 responded to the SBC on February 9, 2004, refuting TV4's arguments, both on legal and factual grounds, and stating that the SBC had no jurisdiction in this matter on the basis that Kanal 5 is in fact established in the United Kingdom. Kanal 5 has asked the SBC to close its file but no reply to this request has been received as at the date of this annual report.

        The issue of Kanal 5's establishment has been previously raised with the SBC on several occasions, the last time being in 2000. On each occasion, the SBC has responded that it did not have jurisdiction over Kanal 5 and that Kanal 5 was not subject to the Swedish regulatory regime because Kanal 5 was not established in Sweden under the Television Directive.

Hungary

TV2

        The National Radio and Television Committee or ORTT, an independent authority whose members are elected and supervised by the Hungarian Parliament, has imposed fines or other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act or the Broadcasting Agreement. The ORTT has also imposed fines or other sanctions on other Hungarian television broadcasters, including RTL, MTV1 and MTV2. TV2 has appealed substantially all of these fines to the Hungarian courts, however, the courts have upheld the majority of the fines against TV2. As at the date of this annual report, approximately seventy cases are currently pending or on appeal, and final judgments have been rendered in forty-five cases. Based on the final judgments, TV2 has paid HUF154 million (approximately €575,000) in fines since 1997. We believe that the fines sought to be imposed on TV2 by the ORTT are not material in the aggregate, but see "Item 3—Key Information—Risk Factors".

Greece

Lampsi

        Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully until the licensing process, which was then being initiated by the Greek Ministry of Press and Mass Media or the Greek Ministry, was finalized. On March 27, 2001, the Greek Ministry ordered Lampsi, as well as a number of other radio stations, to suspend their operations, effective immediately, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority in connection with the commencement of operation of the new Athens International Airport or the Order. We believe that Lampsi was in compliance in all material respects with relevant Greek radio laws and regulations; an injunction against the Order was sought in the Greek courts but was denied. We also filed a complaint with the European Commission. In the meantime, we submitted an application for a new license as part of a tender process organized by the relevant broadcasting authority, the National Radio and Television Council or the NRTC. On March 14, 2002, a broadcasting license was granted to Lampsi under the terms of the new license tender process. Lampsi resumed on-air operations on March 19, 2002.

        Seven radio stations have submitted applications before the Greek Council of State for the annulment of the licenses that were granted to Lampsi on March 14, 2002, and fourteen other radio stations by the Greek Ministry. The applications were filed by license applicants that participated in the 2001/2002 tender without success. On February 25, 2003, two applications for annulment were heard by the Council of State. The applications were based on a number of grounds. The main grounds invoked by the applicants were the following: (i) inappropriate constitution of the NRTC; (ii) failure of the NRTC to apply the seniority criteria; (iii) misapplication of the programming criteria; and (iv) in relation to Lampsi and two other stations, the additional ground of allegedly inappropriate shareholding structures. Lampsi and other license holders filed interventions in defense together with the Greek Ministry, which was the main defendant. The Council is the supreme administrative court in Greece and its decisions are not subject to appeal. The Council's decision is expected to be issued in 2004.

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

ITEM 9—THE OFFER AND LISTING

        Our Common Shares have been listed on the Official Market of the stock exchange of Euronext Amsterdam N.V. since August 4, 1999, and quoted on the Nasdaq National Market since March 10, 1993.

        The following table sets forth the range of high and low closing prices for the Common Shares in The Netherlands for the periods indicated.

	Common Shares
	High	Low
1999 (August 4, 1999 to December 31, 1999)	€50.00	€31.20
2000	76.50	22.50
2001	33.00	15.80
2002	26.00	11.11
2003	28.70	10.66
2002
First Quarter	20.10	17.00
Second Quarter	26.00	16.96
Third Quarter	18.25	12.48
Fourth Quarter	16.41	11.11
2003
First Quarter	15.86	10.66
Second Quarter	15.50	13.01
Third Quarter	26.40	12.92
Fourth Quarter	28.70	21.48
2004
First Quarter	30.20	25.20
2003
October	25.00	21.48
November	28.70	24.70
December	28.60	23.31
2004
January	26.50	25.20
February	28.40	25.75
March	30.20	26.30
April	30.00	26.40
May 1 through May 10	€27.50	€25.75

        Trading of Common Shares on Euronext Amsterdam is carried out through ASAS (Amsterdam Security Account System). Shares in ASAS are traded through an electronic book-entry trading system. The Company is currently included in five Euronext Amsterdam indices, including the All Share Index (AAX), the Amsterdam All Share Index, excluding AEX-AMX constituents (AAXX), the Amsterdam All Shares Smaller Companies Index (ACSX), the Amsterdam Cyclical Services Index (ECS) and the Amsterdam Sector Media and Entertainment Index (SME). In connection with trading on Euronext Amsterdam, no share certificates have been or will be issued. The code numbers for trading in ASAS are: Security code Amsterdam 46666; ISIN code: LU009539344.2; Common Code: 9539344.

        The following table sets forth the range of high and low closing prices for the Common Shares on the Nasdaq National Market for the periods indicated.

	Common Shares
	High	Low
1999	$48.69	$25.00
2000	72.50	17.75
2001	29.69	12.61
2002	24.83	9.70
2003	33.85	12.23
2002
First Quarter	18.95	14.75
Second Quarter	24.83	17.45
Third Quarter	18.20	11.73
Fourth Quarter	17.22	9.70
2003
First Quarter	17.29	12.23
Second Quarter	18.96	13.80
Third Quarter	26.48	17.90
Fourth Quarter	33.85	25.13
2004
First Quarter	37.10	30.81
2003
October	28.44	25.13
November	33.85	28.35
December	33.42	29.80
2004
January	33.05	30.81
February	35.87	33.07
March	37.10	33.30
April	36.60	31.49
May 1st through May 10	$32.50	$30.11

ITEM 10—ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF INCORPORATION

        The Company is a Luxembourg société anonyme, register number B31 996, founded on October 24, 1989, and its affairs are governed by its Articles of Incorporation, as amended from time to time, most recently on February 20, 2004, (the "Articles"), and the Luxembourg Company Law of August 10, 1915, as amended (the "Companies Act").

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

Authorized Capital

        The authorized capital of the Company at April 30, 2004, consisted of 75,000,000 Common Shares, par value €2.00 per share, of which 31,994,324 Common Shares, including 997 Common Shares held by the Company, were issued and outstanding. All Common Shares are fully paid and non-assessable, and there is no liability to further capital calls by the Company under the Articles or the Companies Act. Under Luxembourg law, authorized capital will be automatically reduced to the number of Common Shares outstanding at the time on the fifth anniversary of the later of: (1) the publication of the most recent amendment to the Articles revising the Company's authorized capital; or (2) an approval by the shareholders of the extension of the five-year term. At a meeting of the shareholders on December 5, 2003, effective as of that date, the shareholders approved an extension of the five-year term. The term commenced on the date of the minutes of the meeting. During the five-year period from the date of such minutes, the Board of Directors is authorized, without further shareholder action, to issue additional Common Shares from time to time up to the number of authorized Common Shares. All Common Shares are issued in registered form.

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

Shareholder Meetings

        The Company is required to hold a general meeting of shareholders each year in Luxembourg. In addition, the Board of Directors may call any number of extraordinary general meetings. Also, the Board of Directors is obliged to call a general meeting of shareholders within one month after receipt of a written demand therefore by shareholders representing one-fifth of the outstanding Common Shares entitled to vote at such a meeting.

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

        Under Luxembourg laws, interim dividends can be declared up to two times in any fiscal year (in the third and fourth quarter) by the Board of Directors. Interim dividends can be paid only after the prior year's financial statements have been approved by the general meeting of shareholders, and the Company's independent statutory auditor must report that the Company had adequate funds to pay the dividends at the time of the declaration. Final dividends may be declared by the Board of Directors once a year, and must be approved at the annual general meeting of shareholders. Both interim and final dividends can be paid out of any earnings, retained and current, as well as paid-in surplus. Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in capital.

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

Limitations on Share Ownership

        A person who owns more than 20% of the Common Shares or voting power at any time, who has not obtained approval from the Board of Directors, cannot be registered, or otherwise accepted, as a shareholder. An unauthorized holder of more than 20% of the Common Shares will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder, for the portion of such person's shareholding that exceeds 20% (the "Share Ownership Limit"). However, the Board of Directors may approve the ownership by a person of more than 20% of the Common Shares or votes:

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

Transfer Agents, Registrars and Paying Agents

        The Company maintains its Register of Registered Shareholders at its registered office in Luxembourg and a branch register in the United States. Equiserve is the Company's U.S. branch register. Banque Generale du Luxembourg is our transfer agent and paying agent in Luxembourg and the Bank of New York is our registrar and principal paying agent for our Senior Notes.

MATERIAL CONTRACTS

        Pursuant to a share purchase agreement dated December 23, 2002, between the Company and ITI, we sold 16,940 shares in TVN, representing a 2.6% equity interest, to a wholly-owned subsidiary of ITI for $11 million (€10.5 million).

        By a share purchase agreement dated as of September 12, 2003, between the Company and ITI, we sold our remaining indirect 30.43% equity stake in TVN to a wholly-owned subsidiary of ITI for €131.6 million.

        By agreement dated September 1, 2003, between SBS Broadcasting B.V. and Veronica Holding B.V., we acquired from Veronica Holding all of the issued and outstanding share capital of Veronica Uitgeverij B.V., which company owns and publishes the weekly Dutch radio and television guides Veronica Magazine and Veronica Satellite. As part of the transaction, SBS Broadcasting B.V. obtained the exclusive right to use the "Veronica" brand for television, print and related uses, by license agreement dated September 1, 2003, between SBS Broadcasting B.V. and Veronica Holding. As consideration for the transaction, Veronica Holding was issued a 10% equity interest in SBS Broadcasting B.V. subject to a final purchase price adjustment.

EXCHANGE CONTROLS

        The Company has been advised by Arendt & Medernach, Luxembourg counsel to the Company, that there are no exchange controls in existence in Luxembourg which would affect the Company's operations, the import and export of capital or affect the Company's ability to pay dividends to non-resident shareholders.

TAXATION

        The following is a summary of certain Luxembourg and U.S. federal income tax considerations that are likely to be material to the acquisition, ownership and disposition of Common Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares. In particular, the summary does not address considerations that may be applicable if the shareholder will not hold Common Shares as capital assets, is a taxpayer subject to special tax rules, such as a bank, a tax-exempt entity, an insurance company, a dealer in securities or currencies, a person that holds Common Shares as part of an integrated investment (including a "straddle") comprised of Common Shares and one or more other positions or a person that owns or is deemed to own 10% or more of the Company's stock. The summary is based on legislation, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in the Common Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

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

United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax consequences of the ownership and disposition of Common Shares by investors resident of the United States for purposes of the Treaty and fully eligible for benefits under the Treaty. An investor generally will be entitled to Treaty benefits if the investor:

  •
  is the beneficial owner of Common Shares (and of the dividends paid with respect to Common Shares);

  •
  is an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent the investors income is subject to taxation in the United States in the hands of the investors or in the hands of the investors' partners or beneficiaries;

  •
  is not also a resident of Luxembourg for Luxembourg tax purposes; and

  •
  meets the requirements of the "limitation on benefits" provision under the Treaty.

        The Treaty benefits discussed below generally are not available to shareholders who hold Common Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. The summary does not discuss the treatment of those shareholders.

Dividends on Common Shares

        Distributions by the Company with respect to Common Shares will be treated as dividends to the extent they are paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles.

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

        Subject to generally applicable limitations and to the special considerations discussed below, Luxembourg withholding tax at the lowest rate available under the Treaty will constitute a foreign income tax that is eligible for credit against US federal income tax liability or may be deducted in computing taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions or when the relevant holding period is not met. Shareholders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Common Shares before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends". Dividends received with respect to the Common Shares will be qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year.

Sale or Other Disposition of Common Shares

        Gain or loss realized on the sale or other disposition of Common Shares will be capital gain or loss in an amount equal to the difference between the basis in the Common Shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the Common Shares were held for more than one year. For an individual shareholder, long-term capital gains recognized in taxable year ending on or after March 6, 2003 and beginning before January 1, 2009 will generally be taxed at a maximum rate of 15%. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility.

        Gain realized by a U.S. shareholder on the sale or other disposition of the shares generally will be treated as income from sources within the United States for the purposes of the foreign tax credit limitation, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Shareholder outside the United States, and certain other conditions are met.

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

DOCUMENTS ON DISPLAY

        We are subject to certain informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public from commercial document retrieval services and, for certain SBS filings only, at the Internet site maintained by the SEC at www.sec.gov. The Common Shares are quoted on the Nasdaq National Market. The Common Shares are also listed on the Official Market of the stock exchange of Euronext Amsterdam N.V.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. Through December 31, 2001, our reporting currency was the U.S. dollar. However, since January 1, 2002, we have reported in euro, which is the functional currency of some of our major operating entities. We believe this change has significantly reduced the foreign exchange exposure on reported revenues and earnings.

        Currency rate fluctuations reduced euro-reported revenues and euro-reported operating income by €6.6 million and €235,000, in 2003 compared to 2002, respectively, and increased euro-reported revenues and reduced euro-reported operating income by €8.1 million and €294,000 in 2002 compared to 2001, respectively.

        We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. However, the majority of our debt bears interest at fixed interest rates.

Exchange Rate Risk

        Our earnings are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries when we translate the results of operations of our consolidated subsidiaries into euro. At December 31, 2003, the effect of a hypothetical uniform 10% strengthening in the 2003 average value of the euro relative to the currencies in which revenues and costs from our consolidated subsidiaries are denominated would reduce our operating income by approximately €1.9 million for 2004. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro. The foregoing sensitivity analysis of the effects of hypothetical changes in foreign currency exchange rates does not take into account any potential associated changes in sales and cost levels or local currency prices.

        We have liabilities and commitments in U.S. dollars related to our program liabilities. We enter into foreign exchange contracts for a significant portion of our program right contracts denominated in U.S. dollars. Assuming a hypothetical uniform 10% weakening of the euro to the U.S. dollar at December 31, 2003, the resulting reported currency loss in 2004 would be approximately €6.2 million. The foregoing sensitivity analysis assumes no changes in the Company's financial structure. Additionally, a 10% weakening of the euro to the U.S. dollar would increase our programming right commitments by €25.9 million.

        SBS carries currency risk related to its inter-company receivables, as such receivables with a few exceptions are kept in the local currency of its subsidiaries. Assuming a hypothetical 10% strengthening of the 2003 year-end value of the euro relative to the currencies in which the inter-company receivables are denominated, such strengthening would result in a currency loss in 2004, affecting earnings by approximately €4.4 million, related to those inter-company receivables likely to be repaid in the foreseeable future. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro. The carrying value of certain of our assets and liabilities are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries. At December 31, 2003, the result of a hypothetical uniform 10% strengthening of the December 31, 2003 value of the euro relative to the currencies in which balance sheet items for our consolidated subsidiaries are denominated would reduce affected consolidated assets by approximately €10.0 million and reduce affected consolidated liabilities by approximately €9.0 million. The foregoing calculation assumes that the exchange rate for each currency would change in the same direction relative to the euro. The foregoing sensitivity analysis is based on the 2003 year-end local currency cash positions, receivables, other current and non-current assets, accounts payable, accrued expenses, program rights payable, deferred income, tax payable, other current and non-current liabilities and long-term debt. Long-term debt included in the foregoing sensitivity analysis does not include debt denominated in euro. The foregoing sensitivity analysis assumes no changes in our financial structure.

Interest Rate Risk

        Our earnings are affected by changes in interest rates. If market interest rates for long-term debt other than our 12% Senior Notes were to increase 1% as compared to the interest rates of our other long-term debt at December 31, 2003, our interest expense would increase by approximately €116,000 in 2004. The foregoing amounts have been determined by considering the impact of such hypothetical interest rates on our long-term debt. The foregoing sensitivity analysis assumes no changes in our financial structure.

        As of December 31, 2003, the Company had €134.7 million of fixed rate debt outstanding with a fair value of approximately €155.0 million based on public market trading of the Senior Notes. A change in prevailing interest rates would change the fair value of the Company's fixed-rate long-term debt, but such a change would not affect the Company's interest expense and cash flows. We also use an interest rate swap to reduce the effective interest rate of our Senior Notes.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        This item is not applicable.

ITEM 15—CONTROLS AND PROCEDURES

        As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Mr. Benjamin Lorenz and Mr. Edward McKinley possess the necessary attributes for designation as the Company's audit committee financial experts and the Company has designated Mr. Benjamin Lorenz and Mr. Edward McKinley as its audit committee financial experts.

ITEM 16B—CODE OF ETHICS

        The Company has adopted a Code of Business Conduct and Ethics that applies to its Directors and employees, its principal executive and financial officers (specifically including the chief executive officer, the chief financial officer and the chief accounting officer), the managing directors and financial directors of our consolidated operating subsidiaries and our corporate employees.

        Copies of the code will be provided to any person free of charge upon receipt of a written request, sent to our registered office via mail or fax.

ITEM 16C—PRINCIPAL ACCOUNTANT FEE AND SERVICES

        Fees for professional services provided by our independent auditors, Ernst & Young, in each of the last two fiscal years, in each of the following categories are (in euro thousands):

	Year ended December 31,
	2002	2003
Audit Fees	€902	€1,189
Audit-Related Fees	136	429
Tax Fees	466	539
All Other Fees	—	—

Total Fees	€1,504	€2,157

        Fees for audit services include fees associated with the annual audit and the review of our annual report on Form 20-F, the reviews of our quarterly reports on Form 6-K, statutory audits and procedures related to SEC filings. Audit-related fees principally included due diligence and consultations in connection with acquisitions, and other accounting consultations. Tax fees included tax compliance, tax advice and tax planning.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        This item is not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        This item is not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

        The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18—FINANCIAL STATEMENTS

        See pages F-1 through F-65, included herein.

ITEM 19—EXHIBITS

Number	Description
1.1	Articles of Incorporation of the Registrant, dated February 20, 2004
2.1	Indenture between the Company and The Bank of New York as trustee, dated June 14, 2001, for the Company's €135 million 12% Senior Notes due 2008(2)
2.2	Amendment No. 1 to Indenture for the Company's €135 million 12% Senior Notes, between SBS Broadcasting S.A. and The Bank of New York, as trustee, dated July 13, 2001(2)
4.1	Investment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated June 29, 1999(3)
4.2	Private Placement Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated January 27, 2000(4)
4.3	Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(3)
4.4	Agreement Relating to the Operation of TV10 B.V. between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(3)
4.5	Side Letter to the Agreement Relating to the Operation of TV10 B.V. and to the Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC, dated April 12, 2001(3)
4.6	Management Services Agreement among SBS Broadcasting S.A., Scandinavian Broadcasting System (Jersey) Limited and Convers Media Europe Limited Partnership, dated August 9, 2002(1)
4.7	Service Agreement between Scandinavian Broadcasting System (Jersey) Limited and Harry Evans Sloan, dated September 1, 2002(1)
4.8	Share Purchase Agreement between SBS Broadcasting S.A. and International Trading and Investments Holdings S.A. Luxembourg, dated December 23, 2002(1)
4.9	Novation and Assignment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V., UGC Holdings, Inc. and UnitedGlobalCom Europe B.V., dated April 8, 2003(5)
4.10	Share Transfer Agreement among SBS Broadcasting S.A., UPC Investments I B.V. and UPC Intermediates B.V., dated April 8, 2003(1)
4.11	Share Transfer Agreement among SBS Broadcasting S.A., UPC Intermediates B.V. and United Pan-Europe Communications N.V., dated April 8, 2003(1)

4.12	Share Transfer Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom Europe B.V., dated April 9, 2003(1)
4.13	Agreement for Transfer of the Share Capital of Veronica Uitgeverij B.V. against Issue of SBS shares, between SBS Broadcasting B.V. and Veronica Holding B.V., dated September 1, 2003
4.14	Licence Agreement between SBS Broadcasting B.V. and Veronica Holding B.V., dated September 1, 2003
4.15	Share Purchase Agreement between SBS Broadcasting S.A. and International Trading and Investments Holdings S.A. Luxembourg, dated September 12, 2003
4.16	SBS Broadcasting S.A. 2004 Share Incentive Plan, dated December 5, 2003
7.1	Calculation of Ratio of Earnings to Fixed Charges
8.1	List of SBS subsidiaries
10.1	Consent of Ernst & Young Accountants
10.2	Consent of PricewaterhouseCoopers Sp. z o.o.
12.1	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 2002, filed with the Securities and Exchange Commission on May 15, 2003.

(2)
Incorporated by reference to the Company's Registration Statement on Form F-4 (Reg. No. 333-13788) filed August 3, 2001.

(3)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 2000, filed with the Securities and Exchange Commission on April 27, 2001.

(4)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 31, 2000.

(5)
Annexure B to this Exhibit is filed under Exhibit number 4.2.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of the Company

Audited Consolidated Financial Statements of TVN Sp. z o.o.

Report of Independent Auditors	F-36
Consolidated Income Statements for the years ended December 31, 2002 and 2003	F-37
Consolidated Balance Sheets at December 31, 2002 and 2003	F-38
Consolidated Statements of Changes in Equity for the years ended December 31, 2002 and 2003	F-39
Consolidated Cash Flow Statements for the years ended December 31, 2002 and 2003	F-40
Notes to Consolidated Financial Statements	F-41

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
SBS Broadcasting S.A.

        We have audited the accompanying consolidated balance sheets of SBS Broadcasting S.A. as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of TVN Sp. z o.o (an entity in which the Company had an economic interest), have been audited by other auditors whose report has been furnished to us. Insofar as our opinion on the consolidated financial statements relates to the amounts included for TVN Sp. z o.o for the years ended December 31, 2001 and 2002, it is based solely on their report.

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

        In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBS Broadcasting S.A. at December 31, 2002 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands

February 20, 2004

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro, except share data)

	December 31, 2002	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€245,836
Short-term investments	10,408	528
Accounts receivable trade, net of allowance for doubtful accounts of €4,990 (€2,625 in 2002)	82,291	95,533
Accounts receivable, affiliates	1,480	1,404
Restricted cash and cash in escrow	1,574	1,853
Program rights inventory, current	111,329	102,880
Other current assets	20,031	18,149

Total current assets	294,153	466,183
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	35,581
Goodwill	105,528	149,480
Other intangible assets, net of accumulated amortization	6,082	73,517
Program rights inventory, non-current	71,982	65,079
Deferred financing cost, net of accumulated amortization	6,395	4,447
Investments in and advances to unconsolidated subsidiaries	143,664	3,791
Other assets	2,101	1,200

Total assets	€667,511	€799,278

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€34,537
Accrued expenses	44,172	65,459
Program rights payable, current	68,185	58,921
Income taxes payable	629	4,378
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	3,328
Deferred income, current	13,668	41,862
Other current liabilities	9,652	20,031

Total current liabilities	177,275	228,516
Program rights payable, non-current	31,187	31,190
7% convertible subordinated notes due 2004	66,749	—
12% senior notes due 2008	135,000	134,700
Other long-term debt	22,232	8,909
Deferred tax, non-current	—	27,440
Other non-current liabilities (See Note 2)	13,247	29,405
Minority interest	23,115	61,051
Shareholders' equity:
Common Shares (authorized 75,000,000 issued 31,016,834 (28,623,120 in 2002) at par value €2.00)	57,246	62,034
Additional paid-in capital	617,214	669,835
Accumulated deficit	(475,019)	(444,749)
Unearned compensation	—	(1,499)
Treasury shares (997 common shares (18,234 in 2002))	(502)	(28)
Accumulated other comprehensive loss	(233)	(7,526)

Total shareholders' equity	198,706	278,067

Total liabilities and shareholders' equity	€667,511	€799,278

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(in thousands of euro, except share data)

	Year ended December 31,
	2001	2002	2003
Net revenue	€479,853	€510,854	€581,691
Operating expenses:
Station operating expenses	352,668	365,963	388,176
Selling, general and administrative expenses	89,694	94,190	105,355
Corporate expenses	16,567	14,515	15,109
Non-cash compensation	3,006	1,559	4,966
Depreciation	15,762	15,520	15,120
Amortization	15,848	7,392	9,760
Restructuring expenses	12,560	—	—
Non-recurring expenses	4,373	—	—

Total operating expenses	510,478	499,139	538,486

Operating (loss) income	(30,625)	11,715	43,205
Equity in loss from unconsolidated subsidiaries	(25,749)	(33,232)	(7,273)
Interest income	5,773	1,656	1,669
Interest expense	(24,331)	(26,831)	(26,288)
Foreign exchange gain	5,243	20,491	12,167
Investment gain (loss)	(43,565)	(2,957)	29,121
Gain (loss) on extinguishments of debt	(3,249)	1,335	(140)
Other expense, net	(3,760)	(2,601)	(2,605)

Income (loss) before income taxes and minority interest	(120,263)	(30,424)	49,856
Income taxes	(185)	(666)	(12,750)

Income (loss) before minority interest	(120,448)	(31,090)	37,106
Minority interest in (income) losses, net	6,618	(4,634)	(6,836)

Net income (loss)	€(113,830)	€(35,724)	€30,270

Net income (loss) per common share—basic	€(4.08)	€(1.25)	€1.05

Net income (loss) per common share—diluted	€(4.08)	€(1.25)	€1.04

Weighted average common shares—basic	27,880	28,492	28,754

Weighted average common shares—diluted	27,880	28,492	29,172

Net income (loss)	€(113,830)	€(35,724)	€30,270
Currency translation adjustment	6,460	(943)	(7,293)
Unrealized holding gains during period	2,833	—	—

Comprehensive income (loss)	€(104,537)	€(36,667)	€22,977

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Common shares	Additional paid-in Capital	Accumulated Deficit	Unearned compen- station	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance January 1, 2001	€37,003	€601,319	€(325,465)	€(3,561)	€(67)	€(8,583)	€300,646
Issuance of 866,013 Common Shares in connection with TV10 acquisition	1,356	26,171	—	—	—	—	27,527
Issuance of 181,818 Common Shares in connection with investment in Zenimax	293	4,765	—	—	—	—	5,058
Exercise of stock options as to 85,000 Common Shares	137	1,158	—	—	—	—	1,295
Issuance of 108,082 Common Shares in connection with investment in ATV	191	1,714	—	—	—	—	1,905
Purchase of 29,000 treasury shares			—	—	(834)	—	(834)
Change of par value of Common Shares to €2.00	17,723	(17,723)	—	—	—	—	—
Re-issuance of 14,334 treasury shares	—	(399)	—	—	399	—	—
Forfeiture of 3,333 shares of restricted stock	—	(160)	—	160	—	—	—
Amortization of unearned compensation	—	—	—	2,573	—	—	2,573
Currency translation adjustment	—	—	—	—	—	6,460	6,460
Change in unrecognised loss on available-for-sale investments	—	—	—	—	—	2,833	2,833
Net loss	—	—	(113,830)	—	—		(113,830)

Balance at December 31, 2001	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706
Re-issuance of 15,999 treasury shares	—	(440)	—	—	440	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Exercise of stock options as to 566,667 Common Shares	1,134	8,410	—	—	—	—	9,544
Issuance of 1,827,047 Common Shares in exchange for Convertible Notes	3,654	38,241	—	—	—	—	41,895
Stock-based compensation	—	4,891	—	32	—	—	4,923
Issuance of 60,000 Common Shares as stock compensation	—	1,531	—	(1,531)	—	—	—
Currency translation adjustment	—	—	—	—	—	(7,293)	(7,293)
Net income	—	—	30,270	—	—	—	30,270

Balance at December 31, 2003	€62,034	€669,835	€(444,749)	€(1,499)	€(28)	€(7,526)	€278,067

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of euro)

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	€(113,830)	€(35,724)	€30,270
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Revenue recorded in exchange for equity investments	(20,277)	(7,376)	(4,128)
Non-cash compensation	3,006	1,559	4,966
Depreciation and amortization	31,610	22,912	24,880
Equity in loss from unconsolidated subsidiaries	25,749	33,232	7,273
Non-cash interest expense	1,646	2,235	3,677
Foreign exchange gain on long-term debt	(3,127)	(13,124)	(8,274)
Investment (gain) losses	43,565	2,854	(28,835)
Loss (gain) on extinguishments of debt	3,249	(1,335)	140
Other non-cash expenses (income)	9,172	(655)	—
Minority interest in income (losses)	(6,618)	4,634	6,836
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(10,159)	(3,879)	(12,504)
Accounts receivable, affiliates	2,809	18	(98)
Program rights inventory, net	(20,144)	206	2,825
Other current assets	19,203	12,083	(958)
Other non-current assets	16,140	(206)	962
Accounts payable and accrued expenses	3,558	(2,905)	20,109
Deferred income	(619)	(1,752)	25,539
Other liabilities	4,748	(1,318)	6,200

Cash (used in) provided by operating activities	(10,319)	11,459	78,880

Cash flows from investing activities:
Purchases of available-for-sale investments	(1,893)	—	—
Proceeds from sale of fixed assets	—	3,672	—
Capital expenditures	(19,160)	(25,151)	(18,346)
Net proceeds from sales of equity interests	—	17,511	143,411
Payments for purchase of acquired businesses, net of cash acquired	(8,429)	(10,828)	7,576

Cash (used in) provided by investing activities	(29,482)	(14,796)	132,641

Cash flows from financing activities:
Net change in short-term borrowings	1,901	(2,036)	(1,278)
Proceeds from issuance of Common Shares	1,295	380	9,544
Proceeds from issuance of notes and debentures	129,859	11,800	—
Capital contribution from minority shareholders	757	—	—
Net change in restricted cash and cash in escrow	(2,188)	1,870	(181)
Purchases of treasury shares	(834)	—	—
Payment of long-term debt	(104,371)	(10,757)	(31,562)
Payment of capital lease obligation	(727)	(669)	(112)

Cash (used in) provided by financing activities	25,692	588	(23,589)

Effect of exchange rate changes on cash and cash equivalents	(969)	(604)	(9,136)
Net change in cash and cash equivalents	(15,078)	(3,353)	178,796
Cash and cash equivalents, beginning of period	85,471	70,393	67,040

Cash and cash equivalents, end of period	€70,393	€67,040	€245,836

Cash paid for interest	€30,061	€24,595	€22,584

Cash paid for income taxes	€892	€329	€607

Non-cash investing and financing activities:

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

2003

        Our Dutch subsidiary SBS Broadcasting B.V. acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide Veronica Magazine, through the issuance of a 10% equity interest in SBS Broadcasting B.V., valued at €54,600.

        The Company acquired 51% of Bonnier Radio AB in Sweden in part for a 49% equity interest in our Swedish Radio assets.

        The Company redeemed a principal amount of $53.2 million of its 7% Convertible Subordinated Notes through the issuance of 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share.

        The Company issued 856,494 Common Shares with a guaranteed value of €17.5 million for the acquisition of Radio 1 Norge AS and Radio 2 A/S.

SBS BROADCASTING S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euro, except share data)

1.     Organization, Basis of Presentation, and Summary of Significant Accounting Policies

  Organization and basis of presentation

        SBS Broadcasting S.A. (the "Company" or "SBS") was formed in Luxembourg in 1989 and commenced operations in 1990. The Company was organized to acquire and operate commercial television stations in Scandinavia and other areas in Europe, and has expanded its operations to include commercial radio stations and complementary print media. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated. The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States.

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

  Derivative instruments and hedging activities.

        The Company and its subsidiaries use forward exchange contracts to hedge a portion of their U.S. dollar denominated programming rights contracts to manage the effect of exchange rate fluctuations on their U.S. dollar denominated obligations. Forward-exchange contracts are entered into for hedging of firm commitments only, and are set up to coincide with firm commitments. The forward contracts are recorded on the balance sheet at fair value and marked-to-market at each reporting period. As the Company's derivatives are designated as fair value hedges, the gain or loss on the mark-to-market adjustment of the derivatives is recorded directly in earnings and included in station operating expenses. Gains and losses on the fair value of the firm commitment are also recorded directly in earnings and included in station operating expenses. The fair value is based on prevailing exchange rates.

        No fair value hedges were derecognized or discontinued during 2003 or 2002 and hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings. The Company and its subsidiaries do not invest in derivatives for trading or speculative purposes. The notional value of the Company's foreign exchange contracts amounted to €40,100 and €58,116 at December 31, 2002 and 2003, respectively. The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, the Company does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

        The Company also uses an interest rate swap to reduce the effective interest rate of its 12% Senior Notes. The fair value of the instrument is recorded on the balance sheet and changes in the fair value are recorded directly to interest expense in the Statement of Operations.

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

        Financial instruments which potentially expose the Company to concentration of credit risk, consist principally of cash equivalents, accounts receivable, and derivative financial instruments. Credit risk for investments is managed by purchasing short-term instruments and monitoring counterparties credit ratings. The Company provides advertising air-time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

        The Company's consolidated subsidiaries generate revenues primarily in Norwegian kroner (NOK), Swedish kronor (SEK), Danish kroner (DKK), Hungarian forint (HUF) and euro (€) and incur substantial operating expenses in these and other currencies. The Company also incurs substantial operating expenses for programming in U.S. dollars ($) and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro-translated amounts to change in comparison with previous periods.

  Cash and cash equivalents

        Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

  Investments

        The Company accounts for investments in 20%-50% owned subsidiaries under the equity method of accounting unless management control is maintained by the Company in which case the investment is consolidated in the financial statements. Under the equity method, the Company records its proportionate share of the investee's income or losses as determined under generally accepted accounting principles in the United States. Investments in which the Company owns less than 20% are accounted for either as available-for-sale or at cost. Those investments with readily determinable market values are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No.115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") and have been designated by management as available-for-sale. Accordingly, the investments are recorded at the fair value with any unrealized gain or loss recorded as a component of other comprehensive income (loss). As of December 31, 2002 and 2003, the carrying value of available-for-sale investments was €9,789 and €16, which equaled the fair value. All of these investments were comprised of equity securities.

        Investments without readily determinable fair market values are valued at cost. As of December 31, 2002 and 2003, the carrying value of the investments accounted for at cost was €619 and €512, respectively.

        For all of the Company's investments, an impairment loss is recognized when an other-than-temporary decline is incurred. The Company recorded impairment losses of €42,523, €32,865, and €50 during 2001, 2002, and 2003.

        Investments are classified as short-term or long-term based on their availability for funding current operations, as determined by management.

  Program rights

        Program rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are evaluated to determine if revenues are sufficient to cover the amortization expense of the program. To the extent that revenues are insufficient, the program rights are written down to their recoverable value. Program rights are classified as current or non-current based on anticipated usage in the following year. The related program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

  Subsidiary stock transactions

        Gains or losses arising from the issuance of shares in subsidiaries are recorded in the Statement of Operations unless the subsidiary is a newly formed entity. See Note 2 for a discussion of subsidiary stock transactions.

  Buildings, improvements, technical and other equipment

        Buildings, improvements, technical and other equipment are carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Technical and other equipment is depreciated on a straight-line basis over its expected useful life at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease. Maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred.

  Goodwill and other indefinite-lived intangible assets

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets ("FAS 142"). Prior to the adoption of FAS 142, the Company amortized goodwill, including goodwill related to equity method investments, over a period of 20 years. Upon the adoption of FAS 142, the Company no longer amortizes goodwill but instead tests it for impairment annually.

        Indefinite lived intangible assets consist of acquired trademarks and broadcast licenses. Broadcast licenses are considered indefinite when the expected cost of renewal of the license is minimal.

        The Company tests goodwill and other indefinite-lived intangible assets for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. Other indefinite-lived intangible assets are tested for impairment between annual tests if event or changes in circumstances indicate that the asset might be impaired.

        During the fourth quarter of 2003 the Company tested goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company has assigned all of its goodwill to its reporting units as determined under FAS 142. The Company estimated the fair value of each reporting unit based on valuations of comparable public companies within the European broadcasting industry, discounted cash flows, and independent appraisals. For all reporting units, the estimated fair value exceeded the net book value and therefore no impairment was indicated for 2003. The Company also tested other indefinite-lived intangible assets for impairment and no impairment was indicated.

        The non-amortization provisions of FAS 142 have been applied prospectively from the date of adoption. Supplemental comparative disclosure, as if the non-amortization provisions of FAS 142 had been retroactively applied, is as follows:

	Year ended December 31,
	2001	2002	2003
Reported net income (loss)	€(113,830)	€(35,724)	€30,270
Add back:
Goodwill amortization	6,227	—	—
Goodwill amortization included in equity in income of unconsolidated subsidiaries	10,063	—	—

Adjusted net income (loss)	€(97,540)	€(35,724)	€30,270

Reported basic net income (loss) per share	€(4.08)	€(1.25)	€1.05
Goodwill amortization	0.58	—	—

Adjusted basic net income (loss) per share	€(3.50)	€(1.25)	€1.05

Adjusted diluted net income (loss) per share	€(3.50)	€(1.25)	€1.04

  Long-lived assets

        Long-lived assets, including buildings, improvements, technical and other equipment, and intangible assets with finite lives are carried at cost and amortized on a straight-line basis over their estimated useful lives.

        Long-lived assets, other than goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. No impairment has been recorded for any long-lived assets in 2001, 2002, and 2003 except as included in the restructuring provision in 2001 as described in Note 10.

  Revenue recognition

        The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues from the sale of magazine subscriptions are recognized over the terms of the subscription period. Revenues from retail sales of the magazines, less estimated returns, and revenues from the sale of magazine advertisements are recorded when each issue goes on sale. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast.

  Barter transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized. Barter revenues recorded in exchange for equity investments for the years ended December 31, 2001, 2002 and 2003 were €20,277, €7,376 and €4,128, respectively.

        Other barter revenues for the years ended December 31, 2001, 2002 and 2003 were €13,200, €11,128 and €10,932, respectively. Comparable amounts are recorded as expenses, subject to timing differences.

  Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled €12,214, €10,975 and €9,992 in 2001, 2002 and 2003, respectively.

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

  Net income (loss) per share

        Basic and diluted net income (loss) per share is based on net income (loss) for the relevant period, divided by the weighted average number of Common Shares outstanding during the period. Diluted net income (loss) per share gives effect to all potential dilutive Common Shares outstanding during the period such as stock options, warrants, restricted stock, convertible debt, and contingently issuable shares.

        The per-share calculations shown in Consolidated Statement of Operations for the years ended December 31, 2001, 2002 and 2003 are computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

	Years ended December 31,
	2001	2002	2003
Numerator:
Net income (loss)	€(113,830)	€(35,724)	€30,270
Add: Interest on convertible debt unless it is anti-dilutive	—	—	—

Net income (loss) used to calculate diluted earnings per share	€(113,830)	€(35,724)	€30,270

Denominator:
Weighted average common shares	27,880	28,492	28,754
Effect of dilutive securities:
Employee stock options	611 *	174 *	418
Convertible debt	2,575 *	2,575 *	1,980	*
Less anti-dilutive items(*)	(3,186)	(2,749)	(1,980)

Weighted average common shares—diluted	27,880	28,492	29,172

Net income (loss) per common share—diluted:	€(4.08)	€(1.25)	€1.04

  Stock-based compensation.

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Iissued to Employees ("APB 25") and related Interpretations. When the exercise price of the stock options are awarded at or above the fair market value on the date of grant, no compensation expense is recorded. Compensation expense is recorded for the vesting of restricted stock awards, modifications to outstanding stock option awards, and for awards in which the exercise price is not fixed at the date of grant and are included as non-cash compensation. The Company recorded non-cash compensation expense of €731 during 2002 for the exchange of 300,068 stock options for 36,724 Common Shares.

        During 2003 the Company recorded non-cash compensation of €43 for the exchange of 25,000 stock options for 1,238 Common Shares. The Company also recorded non-cash compensation of €4,891 related to the impact of our increasing share price over the second half of 2003 on options to purchase

466,667 shares of Common Stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives.

        The following table illustrates the impact to net income (loss) and net income (loss) per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). The Company's pro forma information follows:

	2001	2002	2003
Net income (loss), as reported	€(113,830)	€(35,724)	€30,270
Add: Stock-based compensation expense included in reported net income (loss)	3,006	1,559	4,966
Deduct: Total stock-based compensation expense determined using the fair value method	(24,114)	(18,335)	(11,340)

Pro forma net income (loss)	€(134,938)	€(52,500)	€23,896

Basic net income (loss) per Share, as reported	€(4.08)	€(1.25)	€1.05
Pro forma basic net income (loss) per Share	€(4.84)	€(1.84)	€0.83
Diluted net income (loss) per Share, as reported	€(4.08)	€(1.25)	€1.04
Pro forma diluted net income (loss) per Share	€(4.84)	€(1.84)	€0.82

  Impact of recently issued accounting standards

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), and in December 2003, issued a revision to FIN 46. FIN 46 is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires "variable interest entities" as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity's primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

        The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46 is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003.

        The Company is not the primary beneficiary of any variable interest entities created after February 1, 2003, nor does the Company expect the final adoption of this statement to have a material impact on its financial position or results of operations.

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

  The Netherlands

        On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic received €1,815 at fair value in advertising time on SBS6, NET5 and Veronica. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of €2,939 that will be recognized as the contingency lapses between 2004 and 2010.

        On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at €27,527, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids") owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8 (currently known as Veronica), a 63% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in Veronica and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of $4,350 (€4,915), which was repaid in full during 2002.

        The following table presents the pro forma 2001 results of operations as if the Company had consolidated its interest in V8 from the date of acquisition.

Year ended December 31, 2001
(unaudited)
Net revenues	€486,274
Total operating expenses	525,548

Operating loss	(39,274)
Equity in loss of unconsolidated subsidiaries	(17,164)
Net loss	€(113,830)

        On September 1, 2003, the Company completed the acquisitions of certain media assets from Veronica Holding B.V. in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting B.V. has obtained the exclusive right to use the "Veronica" brand for television, print and related uses and has rebranded and relaunched its television channel V8 as Veronica. In addition, SBS Broadcasting B.V. acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide, Veronica Magazine. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. This transaction forms a powerful commercial media platform with numerous cross promotion opportunities, which we believe will increase our viewing and advertising shares.

        As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest, subject to change based on settlement of a final purchase price adjustment related to working capital, and an option to buy an additional 2% equity interest in SBS Broadcasting B.V., valued at a total of €54.6 million based upon an independent appraisal. The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the print and the TV media and the expected increase in our viewing and advertising shares. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

	TV operations	Print operations
Cash and cash equivalents	€—	€11,601
Other current assets	—	7,722
Technical and other equipment	—	2,239
Customer relationships	—	26,000
Trademarks	12,500	9,900
Goodwill	31,641	—

Total assets acquired	44,141	57,462

Current liabilities assumed	—	(32,874)
Deferred tax liabilities related to customer relationships and trademarks	(4,300)	(11,844)

Net assets acquired	€39,841	€12,744

        We recorded a non-taxable investment gain of €29.2 million on this transaction, which diluted the Company's equity interest in our Dutch television operations from 70% to 63%. The results of the acquired companies have been consolidated from September 1, 2003.

        The following table presents the pro forma results of operations as if the Company had acquired Veronica Uitgeverij B.V. on January 1, 2002 and excludes the €29.2 million gain on this transaction.

These pro forma results do not purport to be indicative of what would have occurred had the acquisition been made at January 1, 2002, or of results which may occur in the future.

	Years ended December 31,
	2002	2003
	(unaudited)
Net revenue	€572,533	€621,802
Total operating expenses	(548,699)	(569,397)

Operating income	23,834	52,405
Income (loss) before minority interest	(23,468)	13,240
Minority interest	(9,446)	(10,122)

Net income (loss)	€(32,914)	€3,118

Net income (loss) per common share—basic	€(1.16)	€0.11

Net income (loss) per common share—diluted	€(1.16)	€0.11

  Hungary

        On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 billion (€5,550) and assumed liabilities of HUF 1.6 billion (€6,511). The Company recorded goodwill of €4,327 on this acquisition.

        At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000, towards the purchase of Albene's 16% interest in TV2. The Company recorded goodwill of €3,534 on this transaction. The Company's present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

        Completion of the purchase of the 16% interest in TV2 Shares will occur only upon the first to occur of the following events: the fifth anniversary of the date of the agreement with Albene; receipt of a notice from a Purchaser indicating that it wishes to complete the purchase of the TV2 Shares; TV2's receipt of the official notice of renewal of the terrestrial broadcast license on frequencies currently utilized by TV2 for a term of not less than five years and thirty days following the receipt by a Purchaser of a written notice from MTM-TV2 demanding payment of $5.0 million, provided that such notice is received within sixty days of the date of the license renewal.

  Greece

        Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend its operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority. As Lampsi FM was unable to broadcast, the goodwill recorded on the acquisition, €4,373, was written off in 2001. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972, which was recorded as goodwill.

  Romania

        On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), the SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of €1,043 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the $6,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

  Austria

        On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190 (€3,429) of cash and 108,082 of Common Shares valued at €1,905. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were €682 and €2,972 for the years ended December 31, 2001 and 2002, respectively. As ATV continued to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of €2,122 in 2002 to write-off the remaining carrying amount of our investment. On December 4, 2003, the Company sold its 20% interest in ATV for a cash consideration of €1 million, which was recorded as a gain on the sale.

  Poland

        On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for $11,000 (€10,489) realizing a loss of €5,762. In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000. Based on the loss on the sale and the terms of the option agreement the Company determined that an other-than-temporary impairment had been incurred on the carrying value of the investment, and we recorded a €27,093 impairment charge in 2002.

        On December 2, 2003, the Company sold its 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for €131.6 million, at a loss of €8.9 million.

        Prior to the sale of the investment, the Company accounted for this investment under the equity method of accounting, and it has recorded income, excluding the impact of goodwill amortization, of, €2,588, €6,923, and €2,789 in the years ended December 31, 2001, 2002 and 2003, respectively.

        In connection with its acquisition of a 33% interest in TVN in 2000, the Company issued 100,000 common stock warrants for $60 per share, which are still outstanding.

        Summarized below are significant elements of TVN's financial position and results of operations:

	December 31, 2001	December 31, 2002	December 31, 2003
Net revenue	€127,371	€144,093	€133,487
Operating income	12,330	32,773	34,417
Net income	7,831	16,257	17,108

Current assets	€51,715	€56,108	€102,693
Non-current assets	40,441	40,654	180,547

Total assets	€92,156	€96,762	€283,240

Current liabilities	€40,465	€30,074	€37,666
Non-current liabilities	58,679	57,158	220,071
Shareholders' equity	(6,988)	9,530	25,503

Total liabilities and shareholders' equity	€92,156	€96,762	€283,240

  Norway and Denmark

        On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without the Company's consent ("the lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of Common Shares will be returned to the Company. Should the proceeds from the sale of 856,494 Common Shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash.Alternatively, the Company can settle the entire obligation at any time in cash. On the basis of this deal structure, the Company has recorded €17.5 million plus accrued interest within other non-current liabilities on its balance sheet as of December 31, 2003.

        With the acquisition of Radio 1 Norge AS in Norway the Company has radio operations in all Scandinavian territories, which enables the Company to offer pan-Scandinavian advertising on radio as well as TV. The purpose of the acquisition of Radio 2 A/S in Denmark was primarily aimed at strengthening the Company's market position ahead of the auction for a national broadcasting license and a Copenhagen broadcasting license in November 2003. These transactions also strengthen our Scandinavian commercial media platform with new cross promotion opportunities, which we believe will increase our viewing, listening and advertising shares.

        The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the radio and the TV media and the expected increase in our viewing, listening and advertising shares. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

	Radio 1 Norway	Radio 2 Denmark
Cash and cash equivalents	€279	€—
Other current assets	2,895	1,354
Technical and other equipment	760	1,103
Broadcasting licenses	7,487	1,924
Trademarks	3,057	1,174
Customer relationships	212	—
Goodwill	3,396	3,002

Total assets acquired	18,086	8,557

Current liabilities assumed	(4,607)	(2,280)
Deferred tax liabilities related to customer relationships and trademarks	(2,489)	(869)

Net assets acquired	€10,990	€5,408

        The results of the acquired companies have been consolidated from September 8, 2003 and are all included in the Radio segment.

  Sweden

        On October 1, 2003, the Company entered into a merger between its Swedish radio operations and Bonnier Radio AB. The merger, which will strengthen the Company's position in Sweden, comprises the Company's five Swedish stations and Bonnier's 14 Swedish stations. The combined radio businesses are operated through a jointly owned company, SBS Radio AB, which is 51% owned and controlled by SBS and 49% owned by Bonnier.

        The transaction, in which the Company contributed its Swedish radio assets valued at SEK 93.5 million (€10.4 million) and SEK 37.5 million (€4.2 million) in cash, was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets contributed and of the assets acquired. The amount of goodwill and other intangible assets arising on the merger are deductible for tax purposes. Factors that contributed to a consideration that results in goodwill include, but are not limited to, expected synergies to be gained from reductions in the workforce and the expected increase in our listening and advertising shares. The cost of the reduction in workforce, approximately €1.4 million, was included in the purchase price allocation. All employees have been terminated.

        As part of the transaction, the Company granted Bonnier an option to put its 49% equity interest in SBS Radio AB (the "Bonnier shares") to SBS in June in each of the years 2006 to 2012, at an amount equal to 49% of 12 times EBITDA less net debt in SBS Radio AB (for 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 to 2012). Concurrently, Bonnier granted the Company an option to call the Bonnier shares in July in each of the years 2006 to 2012, at the higher of (a) an amount equal to 49% of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) SEK 400 million plus interest compounded semi-annually from October 1, 2003.

        The following table summarizes the estimated fair values of the assets and liabilities of the merged operations at the date of the merger (in thousands).

Cash and cash equivalents	€460
Other current assets	2,273
Technical and other equipment	1,834
Broadcasting licenses	1,583
Trademarks	4,635
Goodwill	16,516

Total assets	27,301

Current liabilities	(4,608)
Minority interest	(8,080)

Net assets	€14,613

        The results of the acquired companies have been consolidated from October 1, 2003 and are included in the Radio segment.

  Other

        In the period November 1999 to November 2000, the Company acquired equity stakes in a number of Internet businesses in part for cash and in part for advertising time on the Company's radio and television stations. The total consideration for these acquisitions was approximately €60,000, of which approximately €19,000 was paid in cash. Due to the recession in the Internet industry, the Company decided to divest these equity interests, and as a result hereof the Company recorded investment losses of €25,827 in the year ended December 31, 2001, and investment gains of €330 in the year ended December 31, 2002.

        During 2003, the Company sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million

(€7.7 million), realizing a loss of €0.7 million. The Company retained 1.7 million warrants that are exercisable for Common Shares of Lions Gate Entertainment Corp. The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million, realizing a gain of €0.3 million.

3.     Buildings, Improvements, Technical and Other Equipment

        Buildings, Improvements, Technical and Other Equipment consisted of the following:

	December 31,
	2002	2003
Buildings	€8,549	€7,761
Improvements	7,282	6,983
Technical equipment	81,285	89,098
Furniture and other	6,126	5,837

	103,242	109,679
Less accumulated depreciation	(65,636)	(74,098)

	€37,606	€35,581

        Included in technical equipment are €4,687 of assets held under various capital leases as of December 31, 2002 and 2003. Accumulated depreciation of these assets at December 31, 2002 and 2003 amounted to €4,576 and €4,687, respectively.

4.     Goodwill and Other Intangible Assets

        The goodwill balance as of December 31, 2002 and 2003 was €105.5 million and €149.5 million, respectively.

        The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2002	€92,123
TV2 in Hungary	7,861
Lampsi	2,972
Other—mainly translation adjustments	2,572

Goodwill at December 31, 2002	€105,528
Veronica acquisition in The Netherlands	31,641
Norway and Denmark Radio acquisitions	6,398
Radio Sweden merger	7,364
Other—mainly translation adjustments	(1,451)

Goodwill at December 31, 2003	€149,480

        Our Television segment had goodwill of €85,105 and €114,165 at December 31, 2002 and 2003, respectively. Our Radio segment had goodwill of €20,423 and €35,315 at December 31, 2002, and 2003, respectively.

        Intangible assets comprised the following at December 31, 2002 and 2003, respectively:

	December 31, 2002			December 31, 2003
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Broadcasting licenses	€9,818	€(6,491)	€3,327	€7,539	€(3,299)	€4,240
Customer relationships	—	—	—	26,212	(867)	25,345
Other intangible assets	7,739	(4,984)	2,755	9,320	(5,999)	3,321

Amortized intangible assets	17,557	(11,475)	6,082	43,071	(10,165)	32,906
Broadcasting licenses with indefinite economic lives	—	—	—	9,407	—	9,407
Trademarks with indefinite economic lives	—	—	—	31,204	—	31,204

Total	€17,557	€(11,475)	€6,082	€83,682	€(10,165)	€73,517

        The amortization expense for the years ended December 31, 2001, 2002 and 2003 were €9,621, €7,392 and €9,760, respectively. The weighted-average amortization periods for broadcasting licenses subject to amortization, customer relationships and other amortizable intangible assets are 3 years, 10 years and 3 years, respectively. The expected amortization expense for 2004, 2005, 2006, 2007 and 2008 is €5,800, €3,100, €3,100, €3,000 and €3,000, respectively.

5.     Investments in and advances to unconsolidated subsidiaries

        Investments in and advances to unconsolidated subsidiaries consisted of the following:

	December 31,
	2002	2003
0% (30.4% in 2002) investment in TVN in Poland (see note 2)	€138,240	€—
37% (40% in 2002) investment in prima TV in Romania (see note 2)	3,681	1,697
0% (20% in 2002) investment in ATV in Austria (see note 2)	—	—
Other investments in unconsolidated subsidiaries	1,743	2,094

	€143,664	€3,791

6.     Convertible Subordinated Notes due 2004

        In November 1997, the Company sold an aggregate of $75,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300 after the deduction of fees and expenses of the offering paid by the Company. Interest on the 1997 Notes was payable semi-annually in June and December each year. Holders of the 1997 Notes were entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. The 1997 Notes were redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium. During 2003, the Company acquired and redeemed $16,350 of the 1997 Notes and recorded a loss of €98 upon the extinguishment of the debt.

        On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, $0.4 million, was redeemed for cash.

7.     12% Senior Notes due 2008

        On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2003.

        In December 2003, the Company acquired and redeemed €300 of the notes and recorded a loss of €42 upon the extinguishment of the debt.

        The notes are listed on the Luxembourg Stock Exchange. At December 31, 2003, the fair market value of the notes was approximately €155,000.

8.     Other Long-term Debt

        Other long-term debt consisted of the following:

	December 31,
	2002	2003
EBRD Loan	€8,293	€4,906
Postabank	7,726	6,646
ING Bank	11,800	—
Obligations under capital leases	112	—
Other	1,012	685

	28,943	12,237
Less current portion	6,711	3,328

	€22,232	€8,909

SBS BROADCASTING S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euro, except share data)

        The EBRD loan, which is denominated in euros, is repayable in escalating semi-annual installments and has a final maturity in December 2005. The loan is secured by a guarantee from the Company. Interest is payable at a floating rate of LIBOR plus 2.5% semi-annually from the inception of the loan (4.7% at December 31, 2003).

        The Company entered into a loan agreement with Postabank és Takarékpénztár Rt. ("Postabank"), Budapest simultaneously with an Advertising Service Agreement. The principal on the loan of HUF 1,000,000 plus interest was repayable primarily by providing advertising services to Postabank. If the loan was not repaid by way of advertising services the loan was repayable in cash in October 2005. On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1,400,000 (€5,700) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. All of the outstanding principal amount of the New Loan is payable on March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        In October 2002, the Company's Dutch operations obtained a loan from ING Bank secured by a guarantee from the Company and a pledge on the trade receivables of SBS Broadcasting B.V. and V8 Broadcasting B.V. The loan was repayable in sixteen equal quarterly installments commencing in January 2003. Interest was payable at a floating rate of EURIBOR plus 1.75%. The loan was repaid in December 2003.

        The aggregate amounts of scheduled principal maturities on other long-term debt for each of the remaining years subsequent to December 31, 2003 are as follows:

2004	€3,328
2005	2,051
2006	6,570
2007	288
Thereafter	—

€12,237

        Based upon prevailing interest rates on similar debt instruments, the Company believes that the carrying value of its other long-term debt approximates fair value. As of December 31, 2003, the Company had other credit lines available amounting to €14.5 million.

9.     Stock-Based Compensation

        The Company adopted the 1992 Share Incentive Plan and the 1994 Share Incentive Plan (the "1992 and 1994 Plans") under which 1,800,000 Common Shares are reserved for issuance upon the exercise of options granted thereunder. In 1996, 1998, 2000 and 2001 the shareholders approved an increase of an aggregate of 6,000,000 Common Shares available for issuance under the 1992 and 1994 Plans.

        In October 1995, the Company formalized the Company's Long-Term Employee's Stock Ownership Plan ("ESOP"), reserving 60,000 shares of the Company's common stock for awards to employees, vesting over three years. As of December 31, 2002, 43,000 shares had vested under the ESOP, 1,667 shares are scheduled to vest during 2003, and 15,333 are available for future issuance.

        In December 2003, the Company adopted the 2004 Share Incentive Plan (the "2004 Plan") under which 2,500,000 Common Shares are reserved for issuance upon the exercise of options granted thereunder. Under the 2004 Plan the Company granted 1,422,000 options and 60,000 restricted shares all vesting semi-annually over four years.

        Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The pro forma information is presented in Note 1. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 4.9%, 4.5% and 3.0% for 2001, 2002 and 2003 respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 48% and an expected life of the options of ten, ten and five years as of the date of grant for 2001, 2002, and 2003, respectively.

        A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

	2001		2002		2003
	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
Outstanding at beginning of year	5,442	$25.22	6,599	$25.52	7,136	$23.68
Granted	1,492	$26.49	1,367	$17.53	1,893	$27.69
Exercised	(85)	$14.12	(235)	$1.50	(567)	$20.04
Forfeited	(250)	$39.59	(595)	$39.26	(217)	$30.72

Outstanding at end of year	6,599	$25.52	7,136	$23.68	8,245	$24.66
Exercisable at end of year	4,842	$23.78	5,181	$24.68	5,801	$24.47
Weighted-average fair value of options granted during the year (at fair market value)		€19.19		€11.32		€10.38
Weighted-average fair value of options granted during the year (in excess of fair market value)		€15.55		—		—

        Below is additional information related to stock options at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Price	Stock Options (000)	Weighted Average Remaining Contractual Life	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
$13.00-20.00	2,862	6.32	$17.47	1,817	$17.51
$20.01-30.00	3,147	4.91	$25.64	3,119	$25.66
$30.01-40.00	2,186	8.72	$31.90	815	$33.32
$50.01-60.00	50	6.11	$58.68	50	$58.68

	8,245	6.44	$24.66	5,801	$24.47

        The following shares of common stock are reserved for future issuance:

Stock options outstanding	8,245,301
Unvested restricted shares	60,000
Stock options available for future grant	1,018,032
Employee stock ownership plan	15,333
Common stock warrants	100,000

Total	9,438,666

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

	Total restructuring expense	Paid during 2001	Paid during 2002	Accrued at December 31, 2002
Termination benefits	€8,603	€4,187	€4,416	€—
Asset impairment losses	2,896	2,896	—	—
Other	1,061	432	629	—

Total	€12,560	€7,515	€5,045	€—

11.   Luxembourg Capital Requirements

        Luxembourg company law requires that an appropriation be made to legal reserve of a minimum of 5% of the parent company's annual net income until this reserve equals 10% of subscribed capital. Through December 31, 2003, no amount has been required to be allocated to the legal reserve. The legal reserve may not be distributed in the form of cash dividends or otherwise during the life of the Company. The appropriation to legal reserve becomes effective upon approval at the general meeting of shareholders. As of December 31, 2003, the Company is not permitted to make any dividend distributions under Luxembourg law. The Company is authorized by its shareholders to repurchase up to 10% of the subscribed capital at prevailing prices, but in no event for an amount less than €2 per Share or greater than €40 per Share.

12.   Income Taxes

        The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of €185, €666 and €12,750 for the years ended December 31, 2001, 2002, and 2003 respectively. Of the 2003 tax expense, €3,829 becomes payable within twelve months and €8,921 is recorded as a deferred tax expense. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business and primarily related to operations in Sweden and the Netherlands. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets. The utilization of operating losses carried forward may be limited to the extent the losses reside in entities that are not included in a consolidated tax return for the jurisdiction.

        Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carry forwards	€193,223	€170,509
Excess book over tax depreciation	6,101	9,249
Intangible assets	12,738	8,173
Other deferred tax assets	1,199	2,139
Less: Valuation allowance	(203,220)	(167,360)

Total deferred tax assets	€10,041	€22,710
Deferred tax liabilities:
Program rights expensed for tax purposes	(9,058)	(29,741)
Intangible assets	—	(19,757)
Other deferred tax liabilities	—	(652)

Total deferred tax liabilities	(9,058)	(50,150)

Net deferred tax assets (liabilities)	€983	€(27,440)

        The tax loss carry-forwards available at December 31, 2003 and their terms are as follows:

Expiration year	Denmark	Norway	Hungary	Finland	Total
2004	3,884	—	10,117	—	14,001
2005	4,939	—	4,659	212	9,810
2006	3,248	15,189	—	395	18,832
2007	—	16,515	1,173	781	18,469
2008	—	14,254	1,387	565	16,206
2009	—	1,874	—	634	2,508
2010	—	1,888	—	806	2,694
2011	—	13,742	—	1,561	15,303
2012	—	5,573	—	1,042	6,615
2013	—	2,163	—	144	2,307
Indefinitely	11,596	—	12,506	—	24,102

Total	€23,667	€71,198	€29,842	€6,140	€130,847

        Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€242,865
Belgium	834
Netherlands	139,501
Sweden	2,459
United Kingdom	47,864

Total tax losses carried forward indefinitely	€433,523

Total tax losses carried forward	€564,370

        The Company operates in countries that have differing tax laws and rates. The weighted average statutory tax rate is the tax rate that would result from applying each subsidiary's statutory income tax rate to the income from continuing operations before taxes and minority interest. Consequently, the consolidated weighted average statutory tax rate will vary from year to year according to the source of earnings or losses by country.

        For the years ended December 31, 2001, 2002 and 2003, a reconciliation of the weighted average statutory tax rate to the Company's effective tax rate is as follows:

	Years ended December 31,
	2001	2002	2003
Weighted average statutory tax rate	(30.3%)	(31.4%)	33.6%
Increase (decrease) in valuation allowance on deferred tax assets	11.5%	(4.4%)	(8.7%)
Equity in income (loss) of unconsolidated subsidiaries, not taxable	6.5%	34.3%	4.9%
Investment gain (loss), not taxable	11.0%	3.1%	(19.6%)
Changes in statutory tax rates	—	—	12.7%
Stock-based compensation, not taxable	0.8%	1.6%	3.3%
Other	0.7%	(1.0%)	(0.6%)

Total effective tax rate	0.2%	2.2%	25.6%

13.   Fair Value of Financial Instruments

        The carrying amounts and fair values of the Company's financial instruments at December 31, 2002, and 2003 are as follows:

	2002		2003
	Carrying amount	Fair value	Carrying Amount	Fair value
Cash and cash equivalents	€67,040	€67,040	€245,836	€245,836
Available-for-sale investments	9,789	9,789	528	528
Notes payable, current	1,355	1,355	—	—
7% convertible subordinated notes	66,749	58,250	—	—
12% senior notes	135,000	121,500	134,700	155,000
Other long term debt	28,943	28,943	12,237	12,237
Foreign currency exchange contracts	(4,752)	(4,752)	(12,751)	(12,751)
Interest rate swap	—	—	(2,897)	(2,897)

14.   Accumulated Other Comprehensive Income (Loss)

        The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Total
Balance at January 1, 2001	€(5,570)	€(2,833)	€(8,583)
Currency translation adjustment	6,640	—	6,640
Change in unrealized gain on available-for-sale securities	—	2,833	2,833

Balance at December 31, 2001	€710	€—	€710
Currency translation adjustment	(943)	—	(943)

Balance at December 31, 2002	€(233)	€—	€(233)
Currency translation adjustment	(7,293)	—	(7,293)

Balance at December 31, 2003	€(7,526)	€—	€(7,526)

15.   Pension Plans

        The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2001, 2002 and 2003 expenses under these plans were €814, €1,378 and €2,305, respectively.

16.   Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television, radio, or print-operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into three reporting segments: (i) "Television operations" (ii) "Radio operations" and (iii) "Print operations". Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment. There are no material product transfers between segments of the Company. The reporting segments is defined as follows:

  •
  Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark and Kanal 5 (in Denmark) and jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary) and jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. Our New Media activities are no longer considered a reportable segment and the results are included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and from September 2003 Radio 2 (in Denmark) and jointly referred to as "our Danish Radio operations"; The Voice in Stockholm, Radio City in Malmoe and Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and from October 2003 Mix Megapol and Vinyl (in Sweden) and jointly referred to as "our Swedish Radio operations"; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

  •
  "Print operations", which include the Veronica Magazine and the Veronica Satellite in The Netherlands. The Company acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

	Years Ended December 31,
	2001	2002	2003
Television Operations
Net revenues:
TVNorge (in Norway)	€47,130	€50,563	€52,549
Kanal 5 (in Sweden)	54,444	67,721	83,030
TvDanmark and Kanal 5 (in Denmark)	46,712	40,088	40,138
VT 4 (in Belgium)	46,810	45,474	53,461
SBS6, NET5 and Veronica (in the Netherlands)	160,366	193,585	201,310
TV 2 (in Hungary)	69,177	69,024	78,623
Prima TV (in Romania)	2,907	—	—
Other	16,319	8,768	4,988

Total net revenues	443,865	475,223	514,099

Station operating expenses	337,977	351,045	356,828
Selling, general and administrative expenses	72,584	77,789	79,032
Depreciation and amortization	27,284	19,762	20,123

Total operating expense	437,845	448,596	455,983

Income from operations	€6,020	€26,627	€58,116

Assets at year-end	€435,654	€453,230	€472,679

Radio Operations
Net revenues:
Denmark	€13,013	€12,926	€14,681
Sweden	9,357	9,106	10,730
Norway	—	—	3,170
Finland	12,901	12,171	14,329
Greece	717	1,428	3,712

Total net revenues	35,988	35,631	46,622

Station operating expenses	14,691	14,918	18,727
Selling, general and administrative expenses	17,110	16,401	21,170
Depreciation and amortization	4,326	3,150	4,075

Total operating expense	36,127	34,469	43,972

Income (loss) from operations	€(139)	€1,162	€2,650

Assets at year-end	€34,403	€35,860	€75,743

Print Operations
Net revenues	—	—	€20,970
Station operating expenses	—	—	12,621
Selling, general and administrative expenses	—	—	5,153
Depreciation and amortization	—	—	682

Total operating expenses	—	—	18,456

Income from operations	€—	€—	€2,514

Assets at year end	€—	€—	€67,303

Consolidated
Net revenues	€479,853	€510,854	€581,691

Income from segments	5,881	27,789	63,280
Corporate expenses	(16,567)	(14,515)	(15,109)
Non-cash compensation	(3,006)	(1,559)	(4,966)
Restructuring expenses	(12,560)	—	—
Non-recurring expense	(4,373)	—	—

Income (loss) from operations	€(30,625)	€11,715	€43,205

Assets at year-end—Corporate	€232,576	€178,421	€183,553

17.   Commitments and Contingencies

        As of December 31, 2003, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €259,416. Because the license periods for such programming had not commenced as of December 31, 2003, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

        Expense under operating leases, principally for transponder and uplink, amounted to €43,783, €44,162 and €32,999 in the years ended December 31, 2001, 2002 and 2003, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2003 are as follows:

	Operating leases	Programming commitment
2004	€33,031	€103,363
2005	20,626	77,552
2006	13,152	43,567
2007	8,841	24,955
2008	7,494	9,979
Thereafter	10,538	—

	€93,682	€259,416

        The Company has commitments to pay broadcasting license fees of approximately €9.5 million per year.

        The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company's consolidated balance sheets. The guarantees aggregate to €11.6 million

        The Company has entered into guarantees and indemnification agreements with third parties that relate to an unconsolidated entity in Romania as described in Note 2. The maximum exposure of these guarantees and indemnification agreements is approximately €4.0 million. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at December 31, 2003.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

TVN Sp. z o.o.

Consolidated Financial Statements
For the years ended December 31, 2003 and 2002

Report of Independent Auditors

To the Supervisory Board and Shareholders of TVN Sp. z o.o.:

        We have audited the accompanying consolidated balance sheets of TVN Sp. z o.o. and its subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, consolidated statements of changes in shareholders' equity and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
February 20, 2004

TVN Sp. z o.o.

Consolidated Income Statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	Year ended December 31, 2003	Year ended December 31, 2002
Revenue, net	3, 25	587,223	555,826
Programming and broadcasting costs	4, 25	(347,769)	(340,139)

Gross profit		239,454	215,687
Selling, general and administration expenses	5, 25	(85,764)	(86,481)
Other operating loss, net		(3,207)	(2,788)

Operating profit		150,483	126,418
Finance costs, net	8	(44,347)	(32,426)

Profit before income tax		106,136	93,992
Income tax charge	17	(31,797)	(31,282)

Net profit		74,339	62,710

Basic and diluted earnings per share (not in thousands)	22	112.98	95.30

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Balance Sheets

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	As at 31 December 2003	As at 31 December 2002
ASSETS
Non-current assets
Property, plant and equipment	9	82,902	60,490
Intangible assets	10	23,062	21,820
Non-current programming inventory	11	58,970	26,929
Available-for-sale investments	13	11,388	11,388
Held to maturity investment with related party	25	625,588	—
Non-current related party receivable	25	23,562
Restricted cash	12	15,408	29,510
Deferred tax asset	17	—	11,824
Other non current assets		487	1,507

		841,367	163,468
Current assets
Current programming inventory	11	95,615	34,586
Restricted cash	12	179,517	—
Trade receivables		78,206	101,561
Related party receivables	25	8,761	41,665
Prepayments and other assets		16,596	7,189
Corporate income tax receivable		—	3,924
Cash and cash equivalents		103,964	36,686

		482,659	225,611

TOTAL ASSETS		1,324,026	389,079

EQUITY AND LIABILITIES
Shareholders' equity/(deficit)
Share capital	14	65,800	65,800
Accumulated profit/(deficit)		46,860	(27,479)

		112,660	38,321
Non-current liabilities
9.5% Senior notes due 2013	15	1,033,270	—
Long-term bank borrowings	15	—	186,129
Related party borrowings	25	—	43,702
Deferred tax liability	17	1,063	—

		1,034,333	229,831
Current liabilities
Trade payables	4	103,692	56,334
Related party payables	25	4,546	3,415
Accrued interest on related party borrowings	25	—	538
Accrued interest on 9.5% Senior notes due 2013	15	8,483	—
Corporate income tax payable		9,221	—
Other liabilities and accruals	16	51,091	60,640

		177,033	120,927

TOTAL EQUITY AND LIABILITIES		1,324,026	389,079

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Statements of Changes in Shareholders' Equity/(Deficit)

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Number of shares	Share capital	Accumulated (deficit)/profit *	Shareholders' (deficit)/equity
Balance at January 1, 2002	658,000	65,800	(90,225)	(24,425)
Net profit	—	—	62,746	62,746

Balance at December 31, 2002	658,000	65,800	(27,479)	38,321

Balance at January 1, 2003	658,000	65,800	(27,479)	38,321
Net profit	—	—	74,339	74,339

Balance at December 31, 2003	658,000	65,800	46,860	112,660

*
5,315 of accumulated profits was designated for the future payment of dividends by the Company's shareholders on June 28, 2003.

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Cash Flow Statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	Year ended 31 December 2003	Year ended 31 December 2002
Operating activities
Cash generated from operations	18	107,224	126,513
Interest received		3,832	1,390
Interest paid		(9,391)	(21,637)
Tax paid		(7,394)	(37,795)

Net cash generated from operating activities		94,271	68,471
Investing activities
Payments to acquire property, plant and equipment		(33,974)	(9,292)
Increase in restricted cash		(160,627)	(28,400)
Proceeds from the disposal of property, plant and equipment		—	975
Payments to acquire intangible assets		(4,086)	(3,063)
Purchase of bonds		(611,681)	—

Net cash used in investing activities		(810,368)	(39,780)
Financing activities
Proceeds from long-term loans		—	190,186
Payments of long-term loans		(214,291)	(120,837)
Proceeds from related party borrowings		—	37,584
Payments of related party borrowings		(25,688)	(123,763)
Proceeds from Senior notes issue		1,092,608	—
Pre-issuance costs of Senior notes		(64,466)	—

Net cash generated from/(used in) financing activities		788,163	(16,830)
Effects of exchange rates changes		(4,788)	—

Increase in cash and cash equivalents		67,278	11,861

Movement in cash and cash equivalents
At the start of the year		36,686	24,825
At the end of the year		103,964	36,686

		67,278	11,861

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Notes to consolidated financial statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

1.    TVN

        These financial statements were authorized for issuance by the Management Board on February 19, 2004.

        TVN Sp. z o.o. was formed in May 1995 and is a private limited television broadcasting company established under the laws of Poland. In 1997 TVN Sp. z o.o. obtained licenses granted by the Polish National Radio and Television Council for nine regional television frequencies in northern Poland and for local frequencies in Warsaw and in Lódz. Telewizja Wisla Sp. z o.o. ("TV Wisla"), a wholly owned subsidiary, holds broadcasting licenses to operate in the southern regions of Poland. Since October 1997 the TVN consolidated group ("TVN" or the "Company") has been broadcasting under the TVN label. The Company also holds 5.86% of the voting interest in Polskie Media S.A. ("Polskie Media") (see Note 13).

        TVN's revenue is generated in Poland and all of its assets are located in Poland.

        TVN is a part of a group of companies owned, either wholly or partially, by International Trading and Investments Holdings S.A. Luxembourg ("ITI Holdings") and its subsidiaries (the "ITI Group"). The ITI Group has been active in Poland since 1984 and is one of the largest media and entertainment groups in Poland. ITI Holdings is a Luxembourg company listed on the Luxembourg Stock Exchange and is admitted to public trading on the Warsaw Stock Exchange. The operating affiliates of the ITI Group are based in Poland and operate in television broadcasting, television programming productions and television commercials production, new media and entertainment. The new media activities principally comprise Onet.pl S.A., Poland's largest and most frequently visited portal. The entertainment activities principally comprise Multikino, one of Poland's leading multiplex cinema operators.

        In July 2000, the ITI Group entered into a strategic partnership for television broadcasting with SBS Broadcasting S.A. ("SBS"), one of Europe's leading television and media companies. The ITI Group sold a 33% interest in TVN to SBS. On December 23, 2002, ITI TV Holdings repurchased 2.57% of SBS's interest in TVN. In addition, following provisions of the share purchase agreement between ITI Holdings and SBS signed on September 12, 2003, on December 2, 2003 ITI Group purchased the remaining 30.43% of SBS's indirect interest in the Company for a cash consideration of EUR 131,561.

        On June 30, 2003, the ITI Group and BRE Bank SA ("BRE") entered into the Master Restructuring Agreement as amended by supplemental agreements dated August 14, 2003, November 3, 2003, November 6, 2003 and December 29, 2003. Under the Master Restructuring Agreement, BRE has agreed to exchange certain existing bonds issued by the ITI Group for 10% of the shares of the Company. As a result on November 5, 2003, 10% of the shares in the Company have been acquired by TV-Tech Investment 1 Sp. z o.o. ("TV-Tech"). TV-Tech is an affiliate of BRE. The Master Restructuring Agreement further provides that the ITI Group will have an option to re-acquire the 10% interest in the Company for four years following the closing of the Master Restructuring Agreement. The Master Restructuring Agreement contains undertakings from the ITI Group to BRE that best efforts will be made to procure that TVN24 Sp. z o.o. will be sold by the ITI Group to the Company on or before June 30, 2004 and for the admission of the Company's shares on the Warsaw Stock Exchange prior to June 30, 2005 (subject to extension under certain circumstances).

        On September 8, 2003, the Company set up a wholly owned subsidiary TVN Finance Corporation plc, ("TVN Finance"). TVN Finance is a United Kingdom public limited company. On December 2, 2003 TVN Finance issued EUR 235,000 of 9,5% Senior Notes. The conditions of the Senior Notes are set out in note 15.

        On November 14, 2003 the Company applied to KRRiTV for the consolidation of all existing terrestrial licences into one nationwide terrestrial broadcasting license. In the event that KRRiTV decides not to issue a nationwide license in lieu of the current licences the Company will continue to air its programs via the current frequencies under the current licenses. The licence held by TV Wisla expires on November 23, 2004 and the Company has not applied for renewal as the current application for consolidation of all of its existing terrestrial licenses is still in process.

        On February 4, 2004 the company entered into a Share Subscription Agreement with ITI TV Holdings Sp. z o.o., ITI Impressario Holding B.V. and TVN 24 Sp. z o.o. See note 26.

        On February 11, 2004, KRRiTV granted TVN a satellite broadcast license for a new channel TVN International.

2.    Accounting principles

Basis of Accounting

        TVN maintains its accounting records in accordance with Polish accounting and tax regulations. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by International Accounting Standards Board ("IASB"). The consolidated financial statements are prepared under the historical cost convention except as disclosed in the accounting policies below.

Reporting and measurement currency

        The accompanying financial statements are presented in Polish Zloty (PLN), which is the reporting and measurement currency of TVN.

Consolidation

        Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company, and are no longer consolidated from the date the Company ceases to have control. All intragroup transactions, balances and unrealised surpluses and deficits on transactions between TVN Group companies have been eliminated. Unrealised deficits on transactions between TVN Group companies are eliminated to the extent they are not indicative of an impairment.

Foreign currency

        Items included in the financial statements are measured in zloty which is the currency that best reflects the economic substance of the underlying events and circumstances relevant of the Company ("the measurement currency")

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange applicable at the balance sheet date. Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at that dates of the transactions. Gains and losses arising from the settlement of such transactions are recognised in the income statement.

        When translating the financial statements of foreign subsidiaries monetary and non-monetary assets and liabilities, denominated in a currency other than PLN, are translated into the measurement currency (PLN) using national Bank of Poland's ("NBP") average rate ruling at the year-end. Income and expense items are translated at the exchange rate at the date of the transactions. Translation differences are recorded directly in shareholders' equity as a cumulative translation adjustment.

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

Exchange rates and inflation:

Year ended:	PLN Exchange Rate to U.S. Dollar	PLN Exchange Rate to Euro	Movement in Consumer Price Index
December 31, 2003	3.7405	4.7170	1.6%
December 31, 2002	3.9087	4.0997	0.8%

Financial instruments

        The Company has adopted revised IAS 39, Financial Instruments Recognition and Measurement. This has no impact on financial statements for the year ended December 31, 2003.

        Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, held to maturity investments, receivables, available-for-sale investments, payables and the long term borrowings. The particular recognition methods adopted and the effects of IAS 39 on those items, if any, are disclosed in the individual policy statements associated with each item.

Investments

        TVN classified its investments into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired and currently maintained. The Company determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments. In 2003 and 2002, TVN did not have any investments in this category.

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

        Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is expensed in the period in which it is incurred. Repair and maintenance are charged to the income statement during the financial period in which they are incurred.

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

        Depreciation is charged so as to write off the cost, or valuation, of property, plant and equipment less their estimated residual values on a straight-line basis over their expected useful economic lives as follows:

Term
TV & Broadcasting equipment	4-5 years
Vehicles	4-5 years
Studio vehicles	8 years
Furniture and fixtures	4-5 years

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

        Goodwill represents the excess of the costs of an acquisition over the fair value of TVN's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill resulting from acquisition of TV Wisla is amortised over a period of twenty years using the straight-line method. At each balance sheet date, TVN assesses whether there is an indication of impairment. If such indication exists an analysis is performed whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

        Other intangible assets include acquired computer software. Acquired computer software is capitalised and amortised using the straight-line method over two to three years Research expenditure is recognized as an expense as incurred.

Programming inventory

        Programming inventory includes acquired program rights, co-production and production costs. Programming inventory is reviewed for impairment losses every year or whenever events or changes indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The individual accounting policies adopted for each of these categories are summarized below:

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

        As of January 1, 2003, due to an increase in the viewership ratios of the third runs of certain acquired programs, TVN revised the amortization estimates for its programming rights. The program rights purchased by TVN are amortized since January 1, 2003 as follows:

			Percentage of amortization per run
Program Categories		Number of runs
			1st	2nd	3rd
1	Movies, incl. Feature Films, Made for Television or Cable, whether first run, library or rerun.	1 2 3 or more	100 60 55	40 35	10
2	Weekly Fiction Series, including dramas, comedies or serials, first run or library, live action and animation.	1 2 3 or more	100 60 55	40 35	10
3	Weekly Non-Fiction Series, including local versions of the popular U.S. or U.K formats, documentary series, docu-soaps, reality and nature.	1 2 3 or more	100 90 90	10 10	0
4	Entertainment Documentaries. One off documentaries of less than timely topics.	1 2 or more	100 80	20	0
5	Clips Shows of Comedy material	1 2 3 or more	100 60 55	40 35	10

        Programming rights are allocated between current and non-current assets based on estimated date of usage. Amortisation of program rights is included in programming and broadcasting costs.

Capitalised production costs

        Capitalised production costs comprise capitalised internal and external production costs in respect of programs specifically produced for TVN under licences from third parties.

        Capitalised production costs are stated at the lower of cost or net realisable value on a program by program basis. Production costs are amortised based on the estimated number of future showings as follows:

Programs with second run in prime time	60% on first showing, 40% on second showing
Programs with second run beyond prime time	90% on first showing, 10% on second showing
Programs expected to be broadcast once	100% on first showing
Fiction series	50% on first showing, 30% on second showing, 20% on third showing

        Capitalised production costs are allocated between current and non-current assets based on estimated date of usage. Amortisation of capitalised production costs is included in programming and broadcasting costs.

Co-production

        Programs co-produced by TVN are stated at the lower of cost or estimated net realisable value. Program costs are amortised using the individual-film-forecast-computation method, which amortises film costs in the same ratio that current gross revenues bears to anticipated total gross revenues.

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

Trade receivables

        Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of settlement. The amount of the provision is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected cash flows.

Cash and cash equivalents

        Cash and cash equivalents comprise cash in hand, call deposits with banks, and investments with maturity of less than three months from the date of acquisition.

Restricted cash

        Restricted cash primarily represents amounts held by financial institutions as collateral on guarantees given by these financial institutions on behalf of the Company, or cash that is kept on the Company's bank account, which can be spent by the Company only for specific purposes. Restricted cash is allocated between current and non-current assets based on contractual terms of releasing the collateral.

Borrowings

        TVN recognises its borrowings (comprising bank loans, related party borrowings and senior notes) initially at their issue proceeds, net of transaction costs incurred. In subsequent periods, borrowings are stated at their initial value plus finance costs less amounts paid. Finance costs, which comprise interest, transaction costs and any difference between proceeds (net of transaction costs) and the redemption value, are allocated over the period of the borrowing so as to achieve a constant rate of interest on the carrying amount (effective interest rate).

Derivative financial instruments

        Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on whether the derivative transaction qualifies for hedge accounting under the specific rules of IAS 39. For derivative transactions that do not qualify for such hedge accounting, changes in the fair value are recognised in the income statement. At December 31, 2003, the Company did not have any derivative financial instruments.

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

Retirement benefit costs

        TVN contributes to State managed defined contribution plans. Contributions to defined contribution pension plans are charged to the income statement in the period to which they relate.

Comparative financial information

        Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. No amendments have resulted in changes to previously presented results or shareholder funds.

3.    Revenue

	Year ended December 31, 2003	Year ended December 31, 2002
Net revenue from advertising spot sales	526,669	487,104
Other revenue	51,206	54,864
Revenue from related parties (see Note 25 (i))	9,348	13,858

	587,223	555,826

        Other revenue relates mainly to amounts earned under agreements with advertisers for sponsoring certain TVN programs, audiotele revenues and sales of licenses.

4.    Programming and broadcasting costs

	Year ended December 31, 2003	Year ended December 31, 2002
Programming rights purchased	30,438	78,636
Amortisation of programming rights	76,215	28,660
Local production costs	132,431	112,628
Depreciation and amortisation	13,742	23,058
Royalties	18,786	19,705
Dubbing and voice-over	3,513	2,496
Broadcasting costs	55,382	64,814
Other costs	17,262	10,142

	347,769	340,139

        On July 31, 2003 the Company entered into the programming supply and license agreement with JHH Exploitatie Maatschappij B.V. ("JHH") and FFMP Financial Holding B.V. ("FFMP"). This agreement replaces all existing agreements with JHH and FFMP relating to the supply and licensing of programming content. Pursuant to this agreement the Company acquired sub-licenses to broadcast 742 (not in thousands) programs from JHH's and FFMP's existing programming content library for approximately US$ 18,631. In addition, the Company has the right to acquire certain further sub-licenses held by JHH and FFMP subsequent to July 31, 2003. If this programming supply and license agreement is terminated by the Company, then the Company shall be obligated to pay JHH and FFMP an amount equal to 102% of the amount necessary for JHH and FFMP to discharge their financial obligations to the film studios (for details of future commitments related to this agreement see Note 19 (iii)).

        Under the previous agreements with JHH and FFMP programming rights were purchased and expensed on a usage basis. Under the new agreement programming rights are capitalised and amortised.

        ITI Holdings has provided guarantees in the amount of US$ 65,000 (covering a 3 year output deal) to Warner Bros. International Television Distribution, US$ 8,000 to DreamWorks and US$ 2,000 to

Saban International in respect of programming rights purchased by JHH and FFMP to be broadcast by TVN.

        Trade payables as of December 31, 2003 included PLN 55,639 due to JHH and FFMP for purchases of programming rights.

5.    Selling, general and administration expenses

        Selling, general and administration expenses include:

	Year ended December 31, 2003	Year ended December 31, 2002
Staff costs	35,854	35,027
Marketing and research	13,249	9,142
Depreciation and amortization	4,705	8,869
Rental	10,528	9,590
Telecommunication	3,116	3,466
Bad debts written off and provision for doubtful debts	589	2,869
Professional services	4,472	3,373
Other	13,251	14,145

	85,764	86,481

6.    Staff costs

	Year ended December 31, 2003	Year ended December 31, 2002
Wages and salaries	67,155	56,161
Social security costs	5,170	4,647

	72,325	60,808

Average number of persons employed by TVN during the period (not in thousands)	483	457

7.    Depreciation and amortisation

	Year ended December 31, 2003	Year ended December 31, 2002
Depreciation of property, plant and equipment (see Note 9)	15,464	23,114
Amortisation of intangible assets (see Note 10)	2,983	8,813

	18,447	31,927

8.    Finance costs, net

	Year ended December 31, 2003	Year ended December 31, 2002
Interest expense and charges on bank borrowings	(13,857)	(6,666)
Interest expense on 9,5% senior notes due 2013	(8,375)	—
Interest expense on related party borrowings (see Note 25)	(1,592)	(8,156)
Interest income on related party bonds (see Note 25)	5,013	—
Interest income, net	3,840	1,416
Penalty interest, net	(2,158)	(7,987)
Penalty interest on overdue amounts due from related party transactions, net (see Note 25)	1,066	2,656
Foreign exchange losses	(28,284)	(13,689)

	(44,347)	(32,426)

9.    Property, plant and equipment

Property, plant and equipment, net

	December 31, 2003	December 31, 2002
Freehold land	12,153	12,153
Buildings	66	—
Leasehold improvements	19,702	17,274
Television and broadcasting equipment	42,032	25,747
Vehicles	5,436	4,501
Furniture and fixtures	3,513	815

	82,902	60,490

Changes in property, plant and equipment

	Freehold land	Buildings	Leasehold improvements	Television and broadcasting equipment	Vehicles	Furniture and fixture	Total
Gross value
January 1, 2003	12,153	—	38,005	118,129	9,353	5,068	182,708
Additions	—	67	6,015	27,296	2,560	3,050	38,988
Disposals	—	—	(9)	(3,051)	(120)	(664)	(3,844)

December 31, 2003	12,153	67	44,011	142,374	11,793	7,454	217,852

Accumulated depreciation
January 1, 2003	—	—	20,731	92,382	4,852	4,253	122,218
Charge for the period	—	1	3,587	9,945	1,579	352	15,464
Disposals	—		(9)	(1,985)	(74)	(664)	(2,732)

December 31, 20032	—	1	24,309	100,342	6,357	3,941	134,950

Net book value at December 31, 2002	12,153	—	17,274	25,747	4,501	815	60,490

Net book value at December 31, 2003	12,153	66	19,702	42,032	5,436	3,513	82,902

10.    Intangible assets

	Year ended December 31, 2003	Year ended December 31, 2002
Goodwill	12,423	13,373
Broadcasting licenses	1,600	2,224
Software and other	9,039	6,223

	23,062	21,820

        As of January 1, 2003, TVN revised the remaining useful life of intangible assets whereby goodwill arising from acquisitions of shares in TV Wisla, net of amortization recorded at that date, will be amortized over a useful life of 20 years from the original date of acquisition, previously 8 years from the date of acquisition. The revision of the useful life of goodwill has been applied as a result of Management's assessment of the period in which future economic benefits are expected to flow to the Company based on the stability of the media industry as well as the expected renewal of the TV broadcasting licenses held by TV Wisla. As a result, amortization of goodwill recorded by TVN decreased by 5,300, compared to the amount that would have been recorded if no such revision had been made.

Changes in intangible assets

	Goodwill	Broadcasting licenses	Software and other	Total
Gross value
January 1, 2003	50,028	5,356	12,429	67,813
Additions	—	43	4,182	4,225

December 31, 2003	50,028	5,399	16,611	72,038

Accumulated amortisation
January 1, 2003	36,655	3,132	6,206	45,993
Charge for the period	950	667	1,366	2,983

December 31, 2002	37,605	3,799	7,572	48,976

Net book value at December 31, 2002	13,373	2,224	6,223	21,820

Net book value at December 31, 2003	12,423	1,600	9,039	23,062

11.    Programming inventory

	December 31, 2003	December 31, 2002
Acquired programming rights	129,333	37,739
Co-productions	472	752
Productions	24,780	23,024

	154,585	61,515
Less current portion of programming inventory	(95,615)	(34,586)

Non-current portion of programming inventory	58,970	26,929

Changes in acquired programming rights

	December 31, 2003	December 31, 2002
Net book value as at January 1	37,739	43,662
Additions	167,530	21,769
Amortisation	(75,936)	(27,692)

Net book value as at December 31	129,333	37,739

12.    Restricted cash

        Restricted cash includes an amount of EUR 35,000 used to acquire TVN 24. See note 26.

        The remaining balance of restricted cash represents bank deposits used as collateral in connection with future payments relating to satellite sub-lease agreements. These deposits are denominated in Euro.

13.    Available-for-sale investments

        The balance comprises TVN's investment in Polskie Media. As at December 31, 2003 TVN has an 8.86% equity interest (8.86% as at December 31, 2002) and 5.86% of the voting rights (5.86% as at December 31, 2002). TVN does not have any significant influence over the financial and operating policies of Polskie Media. This investment is carried at cost. The fair value cannot be measured reliably, as the Company cannot obtain current financial information from Polskie Media. As soon as the information is available to the Company, such valuation will be performed. Polskie Media holds broadcasting licences for some of the major cities in Poland including Warsaw, Cracow and Lódz.

14.    Share capital (not in thousands)

        The total authorised number of ordinary shares is 658,000 shares with a par value of 100 per share. All shares are fully paid.

        As at December 31, 2003 the shareholding structure was as follows:

	Number of shares	% of share capital
ITI TV Holdings Sp. z o.o.	392,000	59.57%
Strateurop International B.V. (an entity owned by the ITI Group)	200,200	30.43%
TV-Tech Investment 1 Sp. z o.o.	65,800	10.00%

15.    Borrowings

	December 31, 2003	December 31, 2002
9,5% Senior notes due 2013	1,033,270	—
Interest accrued on notes	8,483	—
Non-current portion of long-term bank borrowings	—	186,129

	1,041,753	186,129

        On December 2, 2003 the Company issued Senior Notes with an interest rate of 9,5%. Interest is paid semi-annually starting June 15, 2004. The Senior Notes are due for repayment on December 15, 2013. The Senior Notes are unsecured obligations and are governed by a number of covenants including, but not limited to, restrictions on the level of additional indebtness, payment of dividends, sale of assets and transactions with affiliated companies.

        On December 2, 2003 the Company applied a part of the proceeds from the Senior Notes issue to repay EUR 46,787 of principal and EUR 294 of interest due under the BPH syndicated bank facilities.

16.    Other liabilities and accruals

	December 31, 2003	December 31, 2002
VAT and other taxes payable	5,475	11,301
Employee benefits	10,259	7,814
Deferred income from sales of airtime	7,118	8,012
Accrued legal costs	—	5,207
Satellite and related consultancy	3,246	1,652
Other liabilities and accrued costs	24,993	26,654

	51,091	60,640

        Other liabilities and accrued costs mainly include revenue related accruals, accruals for employee costs and other cost accruals.

17.    Taxation

	Year ended December 31, 2003	Year ended December 31, 2002
Current tax charge	(18,910)	(36,173)
Deferred tax (charge) / benefit	(12,887)	4,891

	(31,797)	(31,282)

Reconciliation of accounting profit to tax charge
Profit before income tax	106,136	93,992
Income tax charge at the enacted statutory rate of 27%	(28,657)	(26,318)
Tax impact of amortization of goodwill	(257)	(1,751)
Tax impact of expenses not deductible for tax purposes	(3,331)	(3,213)
Impact of reduction in tax rate from 27% to 19%	448	—

Tax for the year	(31,797)	(31,282)

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

        The government enacted CIT rate changed from 27% in 2003 to 19% in 2004.

Movements in deferred tax	Year ended December 31, 2003	Year ended December 31, 2002
Opening balance	11,824	6,933
(Charge)/Benefit for the year	(12,887)	4,891

	(1,063)	11,824

Deferred tax	December 31, 2003	December 31, 2002
Impact of reduction in tax rate from 27% to 19%	448	—
Differences in depreciation and amortisation rates for tax and accounting purposes	4,221	224
Non-deductible provisions and accruals	3,428	3,410
Debt issuance costs	(20,314)	—
Unrealised foreign exchange differences	507	1,642
Interest accrued on ITI Media notes	(1,352)	—
Unpaid interest accrued	175	(385)

	(12,887)	4,891

18.    Reconciliation of operating profit to net cash generated from operations

	Note	Year ended December 31, 2003	Year ended December 31, 2002
Net profit		74,339	62,710
Tax charge	17	31,797	31,282
Depreciation & amortisation	7	18,447	31,927
Amortisation of program rights and co-production	4	76,215	27,692
Bad debt expense		589	2,329
Finance costs, net	8	44,347	32,426
Barter revenue/costs, net		(7,887)	(19,766)
Payments to acquire programming rights		(101,632)	(2,207)
Changes in working capital:
Trade receivables		24,231	(12,700)
Local production costs		(1,756)	(13,517)
Other receivables		(6,100)	4,443
Related party receivables		(8,331)	(19,511)
Trade creditors		(27,459)	(29,900)
Related party creditors		(28)	(2,397)
Provisions, other short term liabilities and accruals		(9,548)	33,702

Cash generated from operations		107,224	126,513

Non-cash transactions

	Year ended December 31, 2003	Year ended December 31, 2002
Barter transactions
Advertising revenue	12,123	22,817

Other expenses	4,236	3,051

Acquisition of program rights	10,658	19,562

Other transactions
Assignment of trade receivables and borrowings	19,570	—

19.    Commitments

        The Company has entered into a number of operating lease and other agreements. The commitments derived from these agreements are presented below.

(i)    Total future minimum payments relating to operating lease agreements signed as at December 31, 2003:

	Related parties	Non-related parties	Total
Due in 2004	9,205	1,194	10,399
Due in 2005	9,281	1,194	10,475
Due in 2006	9,358	1,194	10,552
Due in 2007	4,366	1,194	5,560
Due in 2008	2,676	959	3,635
Due in 2009 and thereafter	13,379	2,556	15,935

	48,265	8,291	56,556

        Contracts signed with related parties relate to lease of office space from Media Business Centre Sp. z o.o. ("MBC") and ITI Poland Sp. z o.o. The rental fee is inflation indexed. Commitments in foreign currencies were calculated using exchange rates to Polish zloty at December 31, 2003. ITI Poland S.A. and MBC are controlled by majority shareholders of the ITI Group.

        In addition to the lease agreements disclosed above, TVN has agreements with third parties for the provision of satellite capacity on certain satellite transponders. These agreements are valid until the end of the operational lifetime of the related satellite transponders. Under these agreements TVN is obliged to pay annual leasing fees of Euro 7,446 There are bank guarantees in the amount of Euro 7,446 to secure the agreements.

(ii)   Barter commitments

        According to barter agreements signed, TVN has an outstanding commitment to deliver broadcast advertising services of a value of 707 to settle amounts payable recorded as of December 31, 2003 (2,067 at December 31, 2002). The broadcast advertising services will be rendered under commercial terms and conditions and at market prices.

(iii) Other commitments

        At December 31, 2003, TVN assumed contractual commitments of 12,815 to acquire property, plant and equipment and intangible assets (22,582 at December 31, 2002).

        TVN has outstanding commitments of 316,152 to acquire programming inventory as of December 31, 2003. These commitments are scheduled to be paid as follows:

Due in 2004	106,881
Due in 2005	86,817
Due in 2006	75,658
Due in 2007	37,723
Due in 2008	8,110
Due in 2009 and thereafter	963

316,152

20.    Management Board remuneration

        Management Board remuneration for the year ended December 31, 2003 amounted to 4,832 (4,487 in 2002).

21.    Contingent liabilities

RF Technology

        In January 1999, RF Technology Inc., a television equipment supplier, filed a claim against the Company for the payment of approximately USD 1.3 million in respect of television equipment allegedly delivered to us. On December 12, 2003 an out of court settlement was reached in the amount of USD 600.

22.    Basic and diluted earnings per share (not in thousands)

        Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 658,000 shares; 2001: 658,000 shares). There were no outstanding dilutive instruments during the years ended December 31, 2003 and 2002.

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

Foreign currency risk

        TVN's revenue is denominated in Polish Zloty. Liabilities to suppliers of foreign programming rights and foreign satellite costs are denominated in USD or Euro. Other costs are predominantly denominated in PLN. The majority of TVN's borrowings are denominated in Euro. TVN's hedging policy is to cover known risks in a cost efficient manner and that no trading in financial instruments is undertaken. Following evaluation of our exposures TVN is considering entering into derivative financial instruments to manage these exposures. Call options and forward exchange agreements are taken into account to hedge transactional currency exposures. Regular and frequent reporting to management is required for all transactions and exposures.

Fair value estimation

        The face values less any estimated credit adjustments for financial assets and liabilities with maturity of less than one year are assumed to approximate their fair values.

Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facility.

        Management believes that the face value less any estimated credit adjustments for the remaining financial assets and financial liabilities with a maturity of more than one year approximate their fair values.

24.    Group companies

        The consolidated financial statements of TVN at December 31, 2003 comprise the parent company and the following subsidiaries:

	Country of incorporation	December 31, 2003 Ownership	December 31, 2002 Ownership
		%	%
Telewizja Wisla Sp. z o.o.	Poland	100	100
Polish Television Finance Corporation BV	The Netherlands	100	100
TVN Finance Corporation plc	UK	100	—
Eltrade Sp. z o.o.	Poland	100	100
ProCable Sp. z o.o.	Poland	100	100

25.    Related party transactions

(i)    Revenue:

	Year ended December 31, 2003	Year ended December 31, 2002
ITI Group	9,348	13,858

        Revenue from the ITI Group includes mainly production services rendered and services of broadcasting advertising, net of commissions, invoiced under commercial terms and conditions at market prices.

(ii)   Programming and broadcasting costs:

	Year ended December 31, 2003	Year ended December 31, 2002
Programming costs	20,579	27,144
Other	844	3,155

	21,423	30,299

        Programming and broadcasting costs were purchased based on commercial terms and are at market prices. In addition, programming and broadcasting costs include PLN 17,544 of consultancy fees to be paid to JHH and FFMP (zero for the year ended December 31, 2002) which relate to guarantee and consultancy services provided to JHH and FFMP by ITI Holdings and SBS.

(iii) Selling, general and administration expenses:

	Year ended December 31, 2003	Year ended December 31, 2002
ITI Group	974	1,037
ITI Poland S.A	5,111	5,103
MBC	1,678	112

	7,763	6,252

        Selling, general and administrative expenses from ITI Poland and MBC comprise rent of office premises leased by TVN from ITI Poland. MBC and ITI Poland are controlled by the main shareholders and the executive directors of the ITI Group. Selling general and administrative expenses charged by related parties were based on commercial terms and were charged at market prices.

(iv)  ITI Media Bonds

        On December 2, 2003, the Company acquired Senior notes issued by ITI Media Group N.V. ("ITI Media Group") for a total consideration of €131,561.3. ITI Media Group is a holding company for the media assets of ITI Group and is ultimately controlled by ITI Holdings. ITI Media Group used the proceeds to pay the purchase price for the acquisition of the entire share capital of Strateurop International B.V. pursuant to the Share Purchase Agreement signed on September 12, 2003 by ITI Holdings S.A. Luxembourg and SBS Broadcasting S.A.

        The notes are classified by the Company as held to maturity. The Company assesses at each balance sheet date whether there is any objective evidence that this financial asset may be impaired. If any such evidence exists, the Company estimates the recoverable amount of the loan and recognises impairment loss, if any, calculated as a difference between the asset's carrying amount and the present value of the expected future discounted cash flows. As at December 31, 2003 no evidence of impairment was identified by the Company.

        The notes bear interest at an effective rate of 10.03% and shall mature and be payable in full including interest on January 15, 2014.

        The amount due and payable on this bond shall increase from and after the date of issuance of the bond in accordance with the table set below.

Date	Compound Accreted Value
December 2, 2003 (Issuance Date)	€131,561.3
December 2,2004	€145,375.2
December 2, 2005	€160,639.6
December 2, 2006	€177,506.8
December 2, 2007	€196,145.0
December 2, 2008	€216,740,2
December 2, 2009	€239,498.0
December 2, 2010	€264,645.2
December 2, 2011	€292,433.0
December 2, 2012	€323,138.5
December 2, 2013	€357,068.0
December 2, 2014 (Maturity Date)	€361,546.2

        Accrued Interest income on the bond for the year ended December 31, 2003 amounted to 5,013 (EUR 1,063)

        The bond is secured by the share capital of Strateurop. Strateurop owns 30,43% of the Company's shares.

(v)   Outstanding balances arising from sale/purchase of goods and services:

	December 31, 2003	December 31, 2002
Receivables:
ITI Group	32,321	41,648
ITI Poland S.A.	2	17

	32,323	41,665

        Receivables from the ITI Group include a non-current net receivable from TVN24 ("TVN 24") in the amount of 18,925. This amount relates mainly to a re-charge of satellite and other expenses by TVN to TVN 24 with no mark-up and sale of mainly production services. These receivables have been deferred for the next 14 months starting from January 16, 2004. On April 22, 2003, receivables from TVN 24 amounting to PLN 19,570 were offset against TVN's shareholders' loans granted by N-Vision B.V. ("N-Vision") based upon The formal assignment of the payables and receivables by TVN 24 and N-Vision.

        Receivables from the ITI Group also include non-current receivables from Neovision Holding BV, ITI Cinema Sp. z o.o. and Marketlink Sp.z o.o. amounting to PLN 4,013, PLN 413 and PLN 211 respectively. Repayment of those receivables has been deferred and commences June 30, 2004. The Neovision Holding BV receivables will be repaid in six equal quarterly instalments, and the ITI Cinema Sp. z o.o. and Marketlink Sp.z o.o. receivables will be repaid in four equal quarterly instalments.

        Total receivables from Neovision Holding B.V. in the amount of PLN 8,741 represent a cash deposit paid in relation to the lease of satellite transponders (PLN 8,788 as of December 31, 2002).

	December 31, 2003	December 31, 2002
Payables:
ITI Group	4,452	3,034
ITI Poland S.A.	90	269
MBC	4	112

	4,546	3,415

        On March 25, 2003, ITI Holdings and Federacja Sp. z o.o. an unrelated party, agreed that the Company's liabilities of PLN 7,834 to Federacja will be assigned to ITI Holdings. ITI Holdings also charged the Company PLN 512 for the late payment of that amount during twelve months ended December 31, 2003. On April 25, 2003, TVN paid liabilities of PLN 5,884 to N-Vision.

        The programming inventory balance as at December 31, 2003 includes 1,468 (2,817 as at December 31, 2002) of capitalised production costs purchased from the ITI Group.

(vi)  Borrowings:

	December 31, 2003	December 31, 2002
Accrued interest	—	538
Non-current borrowings	—	43,702

	—	44,240

        On December 2, 2003 the Company applied a part of the proceeds from the Senior Notes issue to repay the remaining balance of related party borrowings denominated in USD (PLN 18,360 equivalent of USD 4,725) and EUR (PLN 7,328 equivalent of EUR 1,600) of principal and accrued interest thereon denominated in USD (PLN 395 equivalent of USD 101) and EUR (PLN 200 equivalent of EUR 44).

        During the year ended December 31, 2003 these borrowings bore interest at an average rate of 4.95% and 6.25% for USD and EUR denominated borrowings, respectively. Total interest charged to TVN on the above loans was 1,592 during the year ended December 31, 2003 (8,156 during the year ended December 31, 2002).

(vii) Lease commitments with related parties

        See Note 19 for further details.

(viii) Other

        During the year ended December 31, 2003 the Company sold to ITI Group tangible and intangible fixed assets at a net book value of 48.

        During the year ended December 31, 2003 the Company recorded net interest income of 1,066 on overdue amounts due from related parties.

26.    Post balance sheet events

BPH loan facility

        On January 29, 2004 the Company entered into a USD 17,000 loan facility with BPH. The purpose of the facility is to finance TVN working capital needs via a revolving loan bearing interest at WIBOR, EURIBOR or LIBOR plus 1,8% as the case may be, or an overdraft facility bearing interest at WIBOR plus 1,9%. The facility is secured over trade receivables, television and broadcasting equipment, programming rights and insurance policies. The facility expires October 31, 2004 with an option to renew at that date. The facility includes a number of restrictive covenants, including restrictions on additional indebtedness and the ability to extend loans.

Acquisition of TVN 24

        On February 4, 2004 the Company entered into a Share Subscription Agreement (the "SSA") with ITI TV Holdings Sp. z o.o. ("ITI TV"), ITI Impressario Holding B.V. ("ITI Impressario") and TVN 24 Sp. z o.o. ("TVN 24").

        Under the terms of the SSA:

  •
  TVN will subscribe for new shares in the share capital of TVN 24 (the "New TVN 24 Shares") for a total consideration of PLN 168,053 (the PLN equivalent of EURO 35,000,000 (the "TVN Consideration");

  •
  all shares in the share capital of TVN 24 held by ITI Impressario and ITI TV (the "TVN 24 Shares") will be purchased by TVN 24 for the purpose of their redemption using part of the proceeds from the TVN Consideration;

  •
  part of the proceeds from the TVN Consideration will be used by TVN 24 to repay the ITI Loans in full.

        The TVN consideration was paid on February 5, 2004.

        Completion of this transaction is subject to obtaining certain regulatory approvals.

        TVN 24 will be consolidated from the date effective control is transferred to the Company, using purchase accounting methods.

        Based on the unaudited financial results of TVN 24 as at January 31, 2004, estimated goodwill on the transaction amounts to PLN 161,219.

        TVN 24 assets and equity as at January 31, 2004 amount to PLN 38,064 and PLN (61,396), respectively.

CONFORMED COPY

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SBS BROADCASTING S.A. Registrant
Date: May 14, 2004	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

2003 ANNUAL REPORT

SBS BROADCASTING S.A.
Registered Office • 8-10, rue Mathias Hardt, BP 39, L-1717 • Luxembourg
Tel: + 352 261 2151 • Fax: + 352 2612 3301
www.sbsbroadcasting.com

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
USE OF TERMS AND PRESENTATION OF INFORMATION
PART I
  ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3—KEY INFORMATION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA
EXCHANGE RATES
RISK FACTORS
  ITEM 4—INFORMATION ON THE COMPANY
OVERVIEW OF THE COMPANY
HISTORY OF THE COMPANY
OUR STRATEGY
INDUSTRY BACKGROUND
REVIEW OF TELEVISION OPERATIONS
REVIEW OF LOCALIZATION AND PRINT OPERATIONS
REVIEW OF OUR RADIO OPERATIONS
SEASONALITY
COMPETITION
PROPERTY
REGULATION
U.S. AGENT
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
LIQUIDITY AND CAPITAL RESOURCES
CRITICAL ACCOUNTING POLICIES
TREND INFORMATION
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND EXECUTIVE OFFICERS
COMPENSATION
BOARD PRACTICES
EMPLOYEES
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
CERTAIN SHAREHOLDERS
RELATED PARTY TRANSACTIONS
  ITEM 8—FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
SIGNIFICANT CHANGES
  ITEM 9—THE OFFER AND LISTING
  ITEM 10—ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF INCORPORATION
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15—CONTROLS AND PROCEDURES
  ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B — CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEE AND SERVICES
  ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
  INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of euro)
SBS BROADCASTING S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
SBS BROADCASTING S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
  TVN Sp. z o.o. Consolidated Financial Statements For the years ended December 31, 2003 and 2002
Report of Independent Auditors
TVN Sp. z o.o. Consolidated Income Statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Balance Sheets (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Statements of Changes in Shareholders' Equity/(Deficit) (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Cash Flow Statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Notes to consolidated financial statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
CONFORMED COPY SIGNATURES