Form 20-F
period 2004-12-31
SBS BROADCASTING S A
filed 2005-06-30
CIK 895649

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004
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
12% Senior Notes due 2008

Securities for which there is a reporting obligation pursuant to Section 12(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:

Ordinary Shares:

31,780,895

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

  •
  the effects of changes in the general economic environment;

  •
  the effects of changes in the rates of advertising spending growth and pay television subscription growth;

  •
  the effects of competition;

  •
  our ability to control costs;

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

USE OF TERMS AND PRESENTATION OF INFORMATION

        Unless the context otherwise requires, in this annual report all references to the "Company" or "SBS" are to SBS Broadcasting S.A. and all references to "we", "us", the "group" or the "SBS group" are to SBS and its consolidated subsidiaries. Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

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

ITEM 3—KEY INFORMATION

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

        The consolidated historical financial data set forth below as of December 31, 2000, 2001, 2002, 2003 and 2004, and for each of the five years in the period ended December 31, 2004, are derived from our audited consolidated financial statements. Since January 1, 2002, we have prepared our consolidated financial statements in euro. Prior to January 1, 2002, we reported in U.S. dollars. All prior period financial statements have been restated in euro. The Consolidated Statements of Operations were translated using a weighted average exchange rate for the applicable period. Balance Sheets were translated using the applicable period-end rate. You should read the data in conjunction with our financial statements and "Item 5—Operating and Financial Review and Prospects" included elsewhere in this annual report. The dates of acquisitions or start-ups of our operating entities affect the comparability of the operating data in different periods.

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of euro, except per share data)
Statement of Operations Data:
Net revenue	462,104	479,853	510,854	581,691	678,277
Station operating expenses (exclusive of depreciation and amortization)	332,812	352,668	365,963	388,176	431,462
Selling, general and administrative expenses (exclusive of depreciation and amortization)	91,292	89,694	94,190	105,355	127,226
Corporate expenses	13,581	16,567	14,515	15,109	15,254
Non-cash compensation	700	3,006	1,559	4,966	2,995
Depreciation and amortization expenses(1)	25,109	31,610	22,912	24,880	28,414
Non-recurring expenses	2,268	16,933	—	—	—

Operating income (loss)	(3,658)	(30,625)	11,715	43,205	72,926
Equity in loss of unconsolidated subsidiaries	(24,536)	(25,749)	(33,232)	(7,273)	(1,104)
Interest expense, net	(7,496)	(18,558)	(25,175)	(24,619)	(12,006)
Foreign exchange gains (losses), net	(12,105)	5,243	20,491	12,167	3,805
Investment gains (losses), net	(33,351)	(43,565)	(2,957)	29,121	9,806
Gain (loss) on extinguishment of debt	—	(3,249)	1,335	(140)	(5,124)
Other expense, net	(16,362)	(3,760)	(2,601)	(2,605)	(2,239)
Income taxes	(1,139)	(185)	(666)	(12,750)	(7,847)
Minority interest in (income) losses	(631)	6,618	(4,634)	(6,836)	(8,433)

Net income (loss)	(99,278)	(113,830)	(35,724)	30,270	49,784
Net income (loss) per Common Share(2)
—basic	(3.81)	(4.08)	(1.25)	1.05	1.59
—diluted	(3.81)	(4.08)	(1.25)	1.04	1.49
Weighted average Common Shares outstanding (in thousands)
—basic	26,065	27,880	28,492	28,754	31,268
—diluted	26,065	27,880	28,492	29,172	33,337
Supplemental Information:
Operating income (loss) per Common Share	(0.14)	(1.10)	0.41	1.50	2.33
Cash (used in) provided by operating activities	(39,709)	(10,319)	11,459	78,880	57,325
Ratio of earnings to fixed charges(3)	—	—	1.07	2.65	3.92

	December 31,
	2000	2001	2002	2003	2004
	(in thousands of euro)
Balance Sheet Data:
Current assets	304,466	282,762	294,153	466,183	434,572
Total assets(4)	756,719	702,633	667,511	799,278	796,979
Current liabilities	192,522	179,954	177,275	228,516	213,952
Long-term debt, less current portion(5)	198,261	239,199	223,981	161,422	110,439
Shareholders' equity	300,646	233,633	198,706	278,067	344,946

(1)
Beginning January 1, 2002, we no longer amortize goodwill.

(2)
We have not paid any dividends for any of the periods presented. Net income (loss) per Common Share is calculated by dividing net income (loss) by the weighted average Common Shares outstanding on both a basic and diluted basis.

(3)
For the years ended December 31, 2000 and 2001, earnings were insufficient to cover fixed charges. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income before income taxes and minority interest plus equity in loss of unconsolidated subsidiaries and fixed charges. Fixed charges include interest expense and a portion of rental expense deemed to be attributable to interest expense. Earnings were insufficient to cover fixed charges by €72,972 and €94,514 in the years ended December 31, 2000 and 2001, respectively.

(4)
Our consolidated financial statements for the year ended December 31, 2003 reflect our sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003, our acquisition of the print operations from Veronica Holding B.V. in September 2003, our acquisition of radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003. Our consolidated financial statements for the year ended December 31, 2004 reflect our acquisition of a 49.3% minority interest in TV Norge AS in June 2004, which increased our ownership stake in TV Norge AS to 100%, our acquisition of the remaining 30% minority interest in Lampsi in June 2004, which increased our ownership stake in Lampsi to 100%, and our cash capital contribution in SBS Radio AB, which increased our ownership from 51% to 59%. Our consolidated financial statements for 2004 were also affected by the launch of our first four digital television stations under the brand "The Voice TV" in Denmark, Norway, Sweden and Finland starting in August 2004, the launch of Irisz in Hungary in September 2004 and the launch of VijfTV in Belgium in October 2004. For further discussion of factors affecting the comparability of our consolidated financial statements, see "Item 5—Operating and Financial Review and Prospects—Recent Developments".

(5)
The years ended December 31, 2000, 2001 and 2002 include capitalized lease obligations; the years ended December 31, 2000, 2001 and 2002 include €80,602, €84,260 and €66,749, respectively, of our 7% Convertible Subordinated Notes then outstanding; the periods ended December 31, 2001, 2002, 2003 and 2004 include €135,000, €135,000, €134,700 and €103,655, respectively, of our 12% Senior Notes then outstanding; and the period ended December 31, 2003 includes €17,813 deferred consideration related to the acquisition of Radio 1 in Norway and Radio 2 in Denmark.

EXCHANGE RATES

        Our consolidated operating entities generate revenues primarily in euro (€), Hungarian forint (HUF), Swedish kronor (SEK), Norwegian kroner (NOK) and Danish kroner (DKK), and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollars (US$ or $) and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        The table below sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the euro based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) for such currency.

Euro/U.S. dollar Exchange Rates
(euro per U.S. dollar)

	End of Period	Average Rate(1)	High	Low
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004	0.74	0.80	0.85	0.73
December 2004			0.76	0.73
January 2005			0.77	0.74
February 2005			0.78	0.75
March 2005			0.78	0.74
April 2005			0.78	0.76
May 2005			0.81	0.77
June 1 through June 24, 2005			0.83	0.81

(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant period.

        The following table presents the year-end and annual average exchange rates against the euro for the currencies in Hungary (HUF), Sweden (SEK), Norway (NOK) and Denmark (DKK) at the dates and for the periods indicated.

	2000	2001	2002	2003	2004
Hungarian forint equivalent of €1.00
—end of period(1)	265.00	245.18	236.29	262.50	245.97
—average during period	260.03	256.59	242.96	253.47	251.78
Swedish kronor equivalent of €1.00
—end of period(1)	8.83	9.30	9.15	9.08	9.02
—average during period	8.45	9.26	9.16	9.12	9.13
Norwegian kroner equivalent of €1.00
—end of period(1)	8.23	7.95	7.28	8.41	8.24
—average during period	8.11	8.05	7.51	8.00	8.37
Danish kroner equivalent of €1.00
—end of period(1)	7.46	7.44	7.43	7.45	7.44
—average during period	7.45	7.45	7.43	7.43	7.44

(1)
The year-end exchange rates presented are the rates quoted by the European Central Bank (ECB) based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15pm ECB time; and the average rates presented were determined by averaging the daily rates of the respective currencies during the periods indicated.

RISK FACTORS

        The following describes certain significant risk factors that could materially affect our business, financial condition, prospects, liquidity and results of operations. You should consider carefully the factors described below, as well as the other information included in this annual report, before making an investment decision relating to our registered securities.

        This annual report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" above. Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this annual report.

Risks Relating to the Company

Our debt service obligations could adversely affect our business.

        At December 31, 2004, we had total consolidated debt of €113.0 million and total shareholders' equity of €344.9 million. Our consolidated interest expense for the year ended December 31, 2004 was €16.1 million. Our ratio of earnings to fixed charges for the year ended December 31, 2004 was 3.92.

        On May 12, 2005 we entered into a €325 million Multicurrency Revolving Facility Agreement (the Credit Facility) with ABN Amro Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland PLC, as lead arrangers, and certain other lenders and immediately drew down €325 million from the Credit Facility to repay €210 million owed under the Bridge Facility Agreement entered into with ABN Amro Bank N.V. on March 7, 2005 (the Bridge Facility) and to defease and call for redemption the 12% Senior Notes due 2008 issued under an indenture dated as of June 14, 2001 between SBS and The Bank of New York, as trustee. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility" for further information on the Credit Facility. The limitations placed on us by the Credit Facility restrict our ability to finance our programming expenditures, acquisitions and other business opportunities. See "The terms of the Credit Facility impose material restrictions on our business" below.

        In addition, our current debt service obligations under the Credit Facility, and any future debt service obligations we incur, could have important consequences to our business, including the following:

  •
  we may have difficulty borrowing money in the future for working capital, programming and capital expenditures, acquisitions or general and other corporate purposes;

  •
  the payment of principal and interest on debt will reduce the amount of cash available to us to finance our existing operations and potential new business activities;

  •
  our flexibility in planning for or responding to changes in the industries and markets in which we operate may be limited;

  •
  we may have a higher level of debt than certain of our competitors, which may put us at a competitive disadvantage; and

  •
  our debt level may make us more vulnerable to general economic downturns and adverse developments in our industry and markets.

        If we cannot service our debt service obligations or obtain additional financing, as needed, this could have a material adverse effect on our financial position and results of operations.

We cannot assure you that our cash flow and capital resources will be sufficient for payment of our debt in the future.

        Our ability to pay interest on indebtedness incurred under the Credit Facility, as well as our other debt obligations, will depend upon our future operating performance, which will be affected by prevailing general economic conditions and financial, regulatory, competitive, business and other factors, certain of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems, and we might be forced to reduce or delay acquisitions, capital expenditures or programming expenditures, obtain additional equity capital, restructure our debt, or dispose of material assets or operations, and we cannot assure you as to the success, timing of or proceeds resulting from any such sales. We also cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. For more information on our cash flow and capital resources, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        In addition, lenders under the Credit Facility have the right to accelerate the payment of any credit extended by them to us thereunder if a change of control, as defined in the Credit Facility, occurs. We may not have sufficient financial resources to repay our obligations under the Credit Facility upon such a change of control. Furthermore, the occurrence of a change of control could also constitute an event of default under other future debt obligations of SBS or any of its subsidiaries. For further information on the terms of the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

We depend on our subsidiaries and associated companies to provide us with funds to meet our obligations.

        SBS is a holding company with no direct operations and few assets other than the stock of its subsidiaries and its equity interests in associated companies over which it has no or limited management control. The Company is dependent on the cash flows of its subsidiaries and its associated companies to meet its debt and other obligations, including its guarantee of the payment of interest and principal on borrowings by any subsidiaries under the Credit Facility. In particular, our subsidiary, Kanal 5 Holding AB, borrowed €325 million under the Credit Facility, which funds were then upstreamed to SBS through the repayment of intercompany loans, so that SBS could refinance the Bridge Facility and defease the 12% Senior Notes. SBS therefore currently has an obligation as a guarantor of Kanal 5 Holding AB's €325 million borrowing under the Credit Facility. Our subsidiaries are separate and distinct legal entities and under the terms of the Credit Facility any subsidiaries that are not themselves borrowers or guarantors thereunder do not have an obligation to pay amounts due under the facility. We currently rely on the payment of service fees, the repayment of intercompany loans and the payment of dividends to upstream cash to the Company. If the Company's subsidiaries or associated companies are unable to pay service fees, repay loans or pay dividends to the Company when it requires additional cash flow, it may be unable to meet its debt and other obligations, including any guarantee of borrowings under the Credit Facility should the borrower fail to meet its own obligations with respect to such borrowings. For more information on the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

        In addition, the ability of the Company's subsidiaries and associated companies to make any payments or advances to the Company is limited by:

  •
  the laws of the relevant jurisdictions in which these entities are organized or located; and

  •
  certain of our agreements with our joint venture partners.

        To the extent that dividends are paid by companies that we do not wholly own, we are entitled to receive only our pro rata share of any distributions. For more information on our ownership interest in certain entities, see "Item 4—Information on the Company".

If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition, results of operations, and liquidity could be materially adversely affected.

        The Credit Facility requires us to comply with various financial and non-financial covenants that may significantly restrict our ability to incur additional debt, pay dividends and make distributions, make loans, create or incur liens, transfer or sell assets, merge or consolidate, provide guarantees and enter into financial transactions involving derivatives, among other things. In particular, the Credit Facility requires us in general not to exceed a specified ratio of senior debt to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), subject to certain exclusions, exceptions and additional conditions. The Credit Facility also requires that we maintain at least a specified ratio of Adjusted EBITDA to finance charges, subject to certain adjustments and additional conditions, and to ensure that the borrowers and guarantors under the Credit Facility collectively account for at least a specified percentage of total consolidated group assets and revenues. For additional information on the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

        Our failure to repay amounts under, or our default under any covenants in, the Credit Facility and our other debt arrangements, could result in cross-accelerations and cross-defaults and also could result in the cancellation of committed credit under the Credit Facility. We may not be able to repay our indebtedness under the Credit Facility or our other debt obligations in a timely fashion or at all if our creditors were to exercise any rights they have to accelerate the final maturities upon the occurrence of an event of default.

We have pledged shares in our subsidiaries that constitute a substantial portion of our assets under the Credit Facility and, therefore, a default on our obligations thereunder could result in our inability to continue to conduct our business.

        A substantial portion of the Company's and our subsidiaries' shareholdings in other group companies, including shareholdings in Kanal 5 Holding AB, Kanal 5 AB, C More Group AB, C More Entertainment AB, SBS Nederland BV, Broadcast Norge AS, TV Norge AS, SBS Belgium NV and VT4 Ltd, has been pledged pursuant to the terms of the Credit Facility. These group companies are critical to our ability to conduct our business. If we were to default on the Credit Facility, the lenders would have the ability to sell a portion or all of these assets as necessary to pay the amounts outstanding under the Credit Facility.

We may experience difficulties and higher costs as we complete the integration of our recently acquired businesses into our operations.

        Our ability to effectively integrate our newly acquired businesses into our operations is essential to our future success. We are focused on integrating the financial control, technology and transmission, sales and marketing, program production and acquisition and other operational aspects of newly acquired operations, including, in particular, C More. We are integrating the C More Group businesses in accordance with a plan that incorporates their functions according to scheduled phase-in dates, with complete integration expected to be achieved during the third quarter of 2005. However, the outstanding tasks involved in the integration of our newly acquired businesses with our other operations remains a substantial undertaking, which may result in unexpected difficulties and cost more than we expect. Integration difficulties therefore could have a material adverse effect on our business, financial condition or results of operations.

We may require additional external sources of capital to develop and expand our business.

        The acquisition, development and operation of our free-to-air and pay television services, radio stations and other operations requires substantial capital. Based upon market conditions and other factors, we may need to raise additional capital to fund our acquisitions, capital expenditures, operations, debt service and other cash needs. Our requirements with respect to the cash needs of our operations are based upon our current estimates of future capital requirements and operating results, which rely on a variety of assumptions that may not be accurate and may involve factors beyond our control. Our actual operating results may vary significantly from our forecasts and any significant adverse variation could materially affect our future capital needs. Our capital needs also may increase significantly in the future as we continue to pursue growth opportunities. If our plans or assumptions change, our assumptions prove inaccurate, or we expand our current business, make investments in or acquisitions of other companies, or we experience unexpected costs or competitive pressures, we may need to raise additional financing.

        Sources of financing may include public or private debt or equity financings, sale of assets or other financing arrangements. Any additional equity or equity linked financing may dilute our Common Shares. In addition, we cannot offer any assurance that such additional financing will be available or available on acceptable terms or within the limitations contained in our other financing arrangements, including the Credit Facility. In particular, the Credit Facility places limits on our ability to incur additional debt and these limits could adversely affect our ability to finance our business plan. For more information on the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

The terms of the Credit Facility impose material restrictions on our business.

        We are subject to certain restrictive covenants under the Credit Facility that limit or restrict our ability to, among other actions:

  •
  incur additional debt;

  •
  pay dividends and make distributions;

  •
  make certain loans;

  •
  create liens on assets;

  •
  transfer or sell assets;

  •
  merge or consolidate;

  •
  provide certain guarantees; and

  •
  enter into certain types of financial transactions involving derivatives.

        The restrictions under the Credit Facility could make it more difficult for us to expand, finance our operations or engage in business activities that may be of interest to us, which may have a material adverse effect on our business, financial position and results of operations.

Our management control over certain of our jointly owned subsidiaries is subject to the rights of our local partners.

        We own certain of our subsidiaries jointly with various strategic local partners. While we have management control over our jointly-owned, consolidated subsidiaries, such as those that operate the television stations SBS6, NET5 and Veronica and our print operations in The Netherlands, TV2 in Hungary and SBS Radio in Sweden, our local partners hold certain voting power and/or protective minority rights. Therefore, without the consent of the relevant partners, we may be unable to cause these companies to take certain actions that we may favor, such as distributing dividends, making significant acquisitions, carrying out capital increases, incurring borrowings or implementing new strategies.

We may not be profitable in the future.

        We operate in a highly competitive, consumer-driven and rapidly changing media and entertainment industry. Our ability to continue to generate operating profits and net profits depends upon a number of factors that are difficult to predict, such as our ability to:

  •
  generate subscription and advertising revenues and other revenues by attracting and maintaining audiences, pay television subscribers and magazine subscribers;

  •
  develop additional revenue streams and to remain competitive;

  •
  have access to distribution channels controlled by third parties; and

  •
  control costs in all areas, particularly programming costs.

        Our ability to generate operating profits and net profits also depends on a number of external factors over which we have no control, such as the level of economic growth and consumer and advertising spending in our markets, the possible negative effect of the fragmentation of consumer leisure and entertainment time caused by a greater number of choices resulting from technological developments, and regulatory developments. We cannot guarantee that our efforts to keep our existing operations profitable will be successful or that we will continue to be profitable in the future.

We are subject to risks relating to fluctuations in exchange rates.

        Our reporting currency is the euro, but our subsidiaries use their local currencies as their functional currencies. An increase in the value of the euro relative to the functional currencies of our subsidiaries that do not use the euro would have a negative impact on our consolidated revenues, but a positive impact on our consolidated expenses.

        We are also exposed to risks associated with foreign currency transactions denominated in U.S. dollars, specifically program right contracts. We have entered into forward exchange contracts for a significant portion of our U.S. dollar-denominated program rights to reduce currency risks related to acquisitions of program rights. As we do not hedge all our U.S. dollar-denominated program right contracts, a decrease in the value of the euro to the U.S. dollar would have an adverse effect on our financial condition and results of operations. For further information on our exposure to exchange rate risk, see "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

Investors may be unable to enforce civil liabilities and judgments against us and our directors and officers.

        We are incorporated under the laws of Luxembourg, and substantially all our assets are located outside the United States. A majority of our directors and officers are not residents of the United States, and all or a substantial portion of their respective assets are located outside the United States. As a result, investors may not be able to serve process within the United States or to enforce judgments against us or many of our directors and officers based upon civil liability provisions of the securities laws of the United States. In addition, foreign courts may not enforce judgments of U.S. courts predicated upon the civil liability provisions of the United States securities laws. They also may refuse to adjudicate original actions predicated upon such provisions.

Risks Relating to Our Industry

Our operating results are primarily dependent on the sale of commercial advertising time and subscriptions for pay television.

        Our business depends significantly on advertising revenues and pay television subscriptions, which depend upon a number of factors, including general economic conditions, the relative quality and popularity of our programming, the availability of alternative forms of entertainment, our stations'

broadcast reach, television and radio listening levels and the pricing of advertising time. Furthermore, increases in advertising and consumer spending have generally corresponded to economic recoveries, while decreases have generally corresponded to general economic downturns and recessions.

        We cannot assure you that advertising and consumer spending in our local markets will not decline in the future. If our television and radio audience shares decline for any reason, we cannot assure you that we will be able to maintain our current levels of advertising income or the rates we can charge advertisers. Any resulting decline in our advertising revenues could have a material adverse effect on our financial condition and results of operations.

        In addition, following our acquisition of C More, pay television subscription fees comprise approximately one-fourth of our total revenue. The ability to attract subscribers for our pay television services is dependent in large part on the programming we are able to secure. Although we make significant investments in programming, we cannot assure you that our programming will attract satisfactory viewer levels. Any decline in our subscription revenues could have a material adverse effect on our financial condition and results of operations.

We operate in highly competitive markets.

        Our free-to-air and pay television stations and radio stations operate in highly competitive markets and face significant competition from established and new competitors. Our stations compete for audience, programming and advertising revenues with other free-to-air and pay television services and radio stations in their respective markets. Our competitors include both privately-owned companies and government-owned or government-supported market participants. In addition, our competitors increasingly include market participants with interests in multiple media and distribution platforms and some of our competitors are part of larger companies that have substantially greater financial resources than we have.

        We compete with non-commercial, publicly-owned television stations for viewers and programming but not for advertising revenues, while we compete with commercial television stations for viewers, programming and advertising revenues, and with other pay television stations for viewers, programming and subscription fees. For advertising revenues, our free-to-air television stations and radio stations also compete with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, on-line advertising and direct mail.

        Our Dutch print operations compete for subscribers and advertising revenues with print and electronic media, and, in particular, with publishers of other weekly printed television and radio program guides and electronic program guides. See "Item 4—Information on the Company—Review of Print Operations". The entrance of further competitors to the market of published television and radio program information in The Netherlands could have a material adverse effect on our business and results of operations.

        Our ability to compete successfully depends on a number of factors, including, in particular, our ability to secure popular programming, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenues. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors or that increased competition will not have a material adverse effect on our business and results of operations. For a more detailed discussion about the markets in which we operate, see "Item 4—Information on the Company".

Regulatory restrictions and changes in the regulatory environment may negatively affect us.

        Free-to-air and pay television operations in our existing markets and in new markets that we may enter are subject to extensive government regulation. These regulations govern matters such as the issuance, renewal, transfer and ownership of station broadcasting licenses, the timing and content of programming and the timing, content and amount of commercial advertising permitted. There are also regulations requiring that certain percentages of programming be produced in local markets and/or originated in local language. For those of our television stations established in a member state of the European Union or the European Economic Area, European and independent production quotas also apply. Furthermore, regulations in some of our markets limit foreign ownership of television and radio broadcasters and may limit our ability to increase our interests in local subsidiaries or to acquire interests in new local broadcasting companies. See "Item 4—Information on the Company—Regulation" for a discussion of these requirements, and "Item 8—Financial Information—Legal Proceedings" for information on the annulment of the license for our Greek radio operations, as well as proceedings relating to the regulatory jurisdiction for our television station Kanal 5 (Sweden). In addition, more restrictive licensing, programming or foreign ownership requirements may be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

We require operating licenses and authorizations, and we cannot give any assurance that new licenses will be issued to us, our current licenses will be renewed or reissued or that none of our licenses will be revoked.

        We require licenses or other authorizations from various national authorities to conduct our broadcasting business. Our current broadcast licenses expire at various dates. We cannot guarantee that our current licenses or authorizations will be renewed or reissued following their expiration or that they will not be revoked. See "Item 4—Information on the Company—Regulation" for information on the licenses and authorizations used in our businesses, as well as "Item 8—Financial Information—Legal Proceedings" for information on the annulment of the license for our Greek radio operations, and proceedings related to our acquisition of the remaining 30% equity stake in those operations, as well as proceedings relating to the regulatory jurisdiction for our television station Kanal 5 (Sweden). Although we believe that we are in compliance in all material respects with applicable laws, rules, regulations and licensing requirements, we cannot give any assurance that we will continue to be in compliance, or that more restrictive laws, rules, regulations, enforcement policies or licensing requirements will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects. In addition, changes in laws, regulations or governmental policy affecting our business activities, such as decisions by regulators as to the granting, amendment, renewal, revocation or termination of licenses or broadcast agreements could have a material adverse effect on our financial condition and results of operations.

We rely on external sources for a significant proportion of our programming.

        Our revenues are substantially dependent upon having access to a sufficient supply of attractive programs on economically acceptable terms and conditions. Also, in compliance with local regulations, we are required to achieve specified percentages of domestic content in some markets, which necessitates the production of local programming for specific domestic markets. We currently purchase programming under the terms of various program license agreements, and co-produce certain programs in order to satisfy our local programming obligations. We cannot guarantee that in the future we will be successful in renewing or renegotiating these agreements or co-production arrangements or otherwise acquiring or producing these programs on competitive terms and conditions. If we cannot maintain our quality of programming, our subscription levels and audience ratings may suffer, and failure to satisfy our local programming obligations could result in regulatory penalties. A decline in ratings for our broadcasting businesses would likely result in reduced advertising revenues and inability to co-produce local programming on commercially favorable terms could result in increased production costs, each of which could have a material adverse effect on our financial condition and results of operations.

Our programming may become more expensive.

        Our cost of programming may increase as we attempt to maintain or upgrade the quality of our programming and/or broadcast a greater number of locally-produced programs. Our cost of programming could also increase as a result of competition for available programming and any initiatives taken by political and other organizations, including the European Union, to increase the amount of locally-produced programming required to be broadcast. See "Item 4—Information on the Company—Regulation" for a discussion of such requirements. Increases in our cost of programming could have a material adverse effect on our financial condition and results of operations.

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

        The media industry is experiencing rapid and significant technological changes that will result in alternative means of program and content transmission. The implementation of systems other than analog terrestrial broadcasting, including digital terrestrial broadcasting, digital cable and satellite distribution systems, could adversely affect our business. We expect the countries in which we operate to change from analog to digital broadcasting independently, at different times and under different regulatory regimes. However, our Nordic markets are expected to be among the first countries in Europe to switch from analog to digital transmission, a transition that is expected to occur in the next several years. The timing of the further development and implementation of these technologies is not fully known and we cannot predict the effect of such technological changes on us, nor can we predict our stations' ability to obtain any additional rights to broadcast if such additional rights should be required under any relevant regulatory regime, or their ability to secure and maintain access to existing and future distribution channels controlled by third parties. Accordingly, we may be required to expend substantial financial resources to acquire, develop or integrate new alternative technologies for distribution of our services and new distribution systems may require us to acquire additional distribution and content rights.

Some of our operations are in markets where there is a risk of economic uncertainty, unfair treatment and loss of business.

        Some of our operations are located in Central and Eastern Europe. Countries in these regions have economic, regulatory and tax systems, standards of corporate governance and business practices that continue to develop. Government policies could be altered significantly and legal and regulatory systems could be subject to political pressures. Investors in these markets should be aware that such markets present different risks from those posed by investments in developed markets, including potential instability, legal and economic risks, potential political influence on media and media ownership structures, inconsistent application of legal and tax regulations and other general business risks.

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
  regulatory developments;

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

        Holders of approximately 6 million of our Common Shares have rights to require us to facilitate and pay certain costs relating to registered public offerings of their Common Shares and/or rights to participate in registered public offerings of Common Shares. We have a total of 7.6 million stock options, warrants and restricted stock units outstanding and have reserved a total of 7.8 million Common Shares for future issuance upon the exercise of share incentives granted under our share incentive plans (i.e., restricted stock, stock options, stock appreciation rights and restricted stock units). Issuances or sales of substantial amounts of our Common Shares in the public market, or the perception that such issuances or sales may occur, could adversely affect the market price of our Common Shares and could adversely affect our ability to raise capital through subsequent offerings of equity.

ITEM 4—INFORMATION ON THE COMPANY

OVERVIEW OF THE COMPANY

        We are a European commercial free-to-air and pay television and radio broadcasting company with complementary print and localization operations. We acquire, produce, package and distribute programming and other content via television channels, radio stations and the Internet in Europe. We believe our combined television and radio audience reach is among the largest of commercial broadcasting groups in Europe. In addition to our existing free-to-air and digital television stations, on March 8, 2005, we acquired C More, which is the leading Nordic pay entertainment provider with over 770,000 subscribers in Sweden, Norway, Finland and Denmark at present. The combined population in the markets in which we currently operate is approximately 100 million. We currently own interests in and operate 16 commercial television stations and, following our acquisition of C More, 21 premium pay television channels, as well as 11 radio networks and 10 stand-alone radio stations across 10 countries in Europe, together with various related destination and promotional web sites. We own and operate all of these television and radio stations through our various local subsidiaries, with the exception of our Dutch operations, TV2 in Hungary and our Swedish radio stations, which we jointly own with our local joint venture partners. In addition to our television and radio operations, we own and operate the company that publishes the weekly television and radio guide, Veronica Magazine, the largest weekly publication in The Netherlands, with a weekly circulation of approximately 1.1 million in 2004. We derive revenue primarily through sales of advertising to multi-national, national, regional and local advertisers for our free-to-air television and radio stations and predominantly through the sales of subscriptions for our pay television services and print operations. In the year ended December 31, 2004, we had consolidated net revenue of €678.3 million and a consolidated operating income of €72.9 million.

HISTORY OF THE COMPANY

        SBS Broadcasting S.A. is a Luxembourg société anonyme that is subject to the provisions of the Luxembourg law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10, rue Mathias Hardt, L-1717 Luxembourg. Our telephone number is +352 261 2151 and our fax number is +352 2612 3301.

Television

        We were originally created to acquire and operate television-broadcasting operations in Scandinavia. In 1990, we acquired a 51% interest in TVNorge, a national satellite-to-cable television station and over-the-air network in Norway and a controlling interest in Kanal 2 (currently TVDanmark), a local over-the-air television station in Denmark. These stations operate under a Norwegian and a Danish license, respectively. In July 2004, we purchased the remaining 49.3% minority interest in TV Norge AS from our local partner TV2 AS for €30.8 million in cash, which brought our ownership stake in TVNorge to 100%.

        Between September 1991 and September 1995, we acquired 100% of Kanal 5 (Sweden), a national satellite-to-cable and direct-to-home television station. Kanal 5 (Sweden) is broadcast from the United Kingdom in Sweden under a U.K. license.

        In 1995, we expanded our operations to include television properties outside Scandinavia by establishing VT4. Since March 1, 2002, VT4 has been broadcast in Flanders, Belgium, under a Belgian license.

        In 1995, we also established SBS6, a national satellite-to-cable station in The Netherlands. We continued our Dutch expansion by launching the national satellite-to-cable stations NET5 in 1999 and Veronica in 2001. Our Dutch stations are broadcast in The Netherlands under Dutch licenses.

        In Hungary, we launched TV2 in October 1997, in which we currently own a 49% voting interest and an 84% economic interest. TV2 is a national over-the-air station, broadcast in Hungary under a Hungarian license.

        In January 2000, we launched our second channel broadcast in Denmark, Kanal 5 (Denmark). Kanal 5 (Denmark) is a satellite-to-cable and direct-to-home television station, broadcast from the United Kingdom under a U.K. license.

        In August 2004, we launched our first digital television station under the brand "The Voice TV" in Denmark, followed by further station launches in Finland in November 2004, and in Norway and Sweden in December 2004. The Voice TV stations are youth-oriented digital music services, primarily consisting of music videos and editorial content, including local language shows. The Voice TV services are broadcast from the United Kingdom in Denmark, Sweden and Norway under U.K. licenses, and under a Finnish DTT license in Finland.

        In September 2004, we launched Irisz, a satellite-to-cable general female entertainment channel in Hungary aimed at women between the ages of 18 and 49. Irisz is broadcast from The Netherlands under a Dutch license.

        Our second channel in Belgian Flanders, VijfTV, was launched on October 1, 2004. VijfTV is a general female entertainment channel aimed at women between the ages of 20 and 49 and is broadcast in Flanders, Belgium, under a Belgian license.

        On March 1, 2005, we increased our equity stake in our Romanian station Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake for €7.8 million from Romanian Investment and Development srl. In June 2005, we increased our equity interest in Prima TV to 100%, following the acquisition of a further indirect stake in the company from our former Romanian minority partners in Prima TV for €2.2 million. We have held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000. Prima TV is an over-the-air and satellite-to-cable television station, broadcast in Romania under a Romanian license

        Our consolidated television operations generated net revenues of €475.2 million, €514.1 million and €556.2 million, or 93%, 88% and 82% of our total consolidated net revenue in 2002, 2003, and 2004, respectively.

Premium pay services

        In addition to our existing free-to-air and digital television stations, we acquired C More on March 8, 2005 for €269.6 million in cash from Baker Capital and Nordic Capital. C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark at present. C More is the only provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands. C More also launched a premium film channel in Switzerland in April 2005.

Radio

        We commenced our radio broadcasting operations in 1994. We own significant interests in, and operate, 11 radio networks and 10 stand-alone radio stations in Europe. Our European radio stations include operations in Denmark, Sweden, Norway, Finland, Greece and Romania. Our radio strategy primarily targets young audiences between the ages of 18 and 39, focusing mainly on contemporary hit radio (CHR) and adult contemporary (AC) formats.

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly-owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS, respectively. The total purchase price of these acquisitions was approximately €17.5 million. The acquisitions were completed on September 8, 2003.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, was initially 51%-owned and controlled by SBS and 49%-owned by Bonnier. The merger, which comprises our five Swedish stations and Bonnier's 14 Swedish stations, was completed on October 1, 2003. As a result of our cash capital contribution in SBS Radio AB in December 2004, our ownership in SBS Radio AB increased from 51% to 59%.

        In June 2004, we acquired the remaining 30% minority interest in Lampsi, our Greek radio station, which brought our ownership stake in Lampsi to 100%. This acquisition is subject to the approval of the Greek media authorities.

        On March 1, 2005, we acquired Kiss FM, Romania's leading FM radio network, based on a prime time market share of 24.8% among the age 15 to 40 urban target group in Fall 2004 (Source: IMAS), as well as the FM radio network Radio Star, from MG Media Group Holding S.A for a total purchase price of €22.5 million.

        Our consolidated radio operations generated net revenues of €35.6 million, €46.6 million and €58.7 million, or 7%, 8% and 9% of our total consolidated net revenue in 2002, 2003 and 2004, respectively.

Print

        On September 1, 2003, we completed our acquisition of certain media assets from Veronica Holding B.V. in The Netherlands. As part of the transaction, our Dutch subsidiary SBS Broadcasting B.V. obtained the exclusive right to use the "Veronica" brand for television, print and related uses. In addition, SBS Broadcasting B.V. acquired the company that owns and publishes the weekly Dutch television and radio guides Veronica Magazine and Satellite. Veronica Magazine is the largest weekly publication in The Netherlands, with an average weekly circulation of approximately 1.1 million in 2004.

        Our print operations generated net revenues of €21.0 million and €63.4 million, or 4% and 9% of our total consolidated net revenue in 2003, and 2004, respectively.

Organizational Structure

        We have created a highly flexible operating structure that grants certain authority to our national and local operations so that we can tailor decisions to the needs and circumstances of their individual markets. At the group level, we analyze and monitor programming and financial performance centrally and coordinate program commitments, purchases and multinational productions so as to benefit from group-wide knowledge and economies of scale. Sales, marketing and most short-term programming decisions are taken on a station-by-station basis at the local level, albeit within centrally approved budgets and group guidelines and policies. At the group level, we also control operating strategies, material financial commitments, multinational sales and the selection of senior-level management.

        For a complete list of our subsidiaries and affiliates, see Exhibit 8.1 to this annual report.

        Set forth below is summary information regarding our operating results for 2004:

Summary of 2004 operating results by segment (in millions of euro except for percentages)

Source	Revenue	Operating Income
Television broadcast operations	556.2	69.4
% of total	82%	95%
Radio broadcast operations	58.7	(6.9)
% of total	9%	(9)%
Print operations	63.4	10.4
% of total	9%	14%
Total	678.3	72.9

OUR STRATEGY

        Our strategy is to continue to develop and expand our free-to-air television stations, our basic and premium pay subscription channels and our radio broadcasting and print businesses, as well as to develop new analog and digital channels and formats and subscriber-related services using our existing platforms, programming expertise and cross-promotion capabilities. We aim to achieve this by concentrating on the following:

•    Expanding audience share and advertising sales in our current markets

        We identify and target the most attractive demographic segments and target groups in each market with the aim of increasing our audience share and advertising sales. We pursue both larger audiences and increased audience viewing hours through our mix of local productions, news, sports and foreign programming developed for these market segments. As our audiences and audience viewing hours grow, we believe the value of our broadcasting for advertisers increases significantly. To maximize the value of our advertising reach, we seek to adopt local best practices for sales procedures across all our stations and pursue multinational sales and cross-selling and cross-promotional opportunities across our free-to-air television, pay television, radio and print businesses.

•    Increasing our control over programming content and cost

        We seek constantly to improve the quality and perceptions of our programming, which, at approximately 50% of our total costs, is our single largest cost, and to manage costs by increasing our control over programming. We attempt to use our multinational purchasing power to achieve better pricing and content, license terms and control of residual rights, including additional broadcast and ancillary rights. We also seek to acquire lifetime rights for the majority of our local programming purchases. In addition, we continue to seek to exploit opportunities to introduce locally successful formats across all our stations and to increase the percentage of co-productions within our territories and stations, in particular among our Scandinavian stations and among our Benelux stations.

•    Maintaining our focus on improving operating margins

        We intend to maintain our focus on improving our operating margins through cost controls and improved ratings performance aimed at key target demographic groups desired by advertisers, particularly by providing attractive premium pay programs, exclusive sport programs and other related services for subscribers and distributors in the premium pay market.

•    Expanding in existing media markets

        We regularly review and consider opportunities to expand our operations in our existing media markets. We intend to pursue opportunities with which we can leverage our existing operations and other assets in order to achieve greater presence in our local markets and economies of scale. For example, we expanded in the Nordic market into the premium pay business to further strengthen our media operations and to access the subscription revenue stream and thereby reduce our dependency on advertising revenues. Accordingly, we are focusing on identifying and targeting our product to premium pay subscribers through a mix of exclusive sport programs (predominately live broadcasting), premium foreign programming and library product. We also expect to benefit from technical appliances (set-top boxes) becoming more advanced, reliable and less costly, as well as the switch from analog to digital distribution being supported (and required in certain cases) by certain governments. In addition, we seek to take full advantage of the synergies and the cross-promotion opportunities between our free-to-air, radio and premium pay operations.

•    Expanding into new broadcasting markets

        We intend to pursue opportunities selectively in new broadcast markets that complement our existing media operations. We generally seek opportunities in markets in Western and Central Europe in which free-to-air television, premium pay television and radio have a lower share of total advertising, often due to having a shorter history of commercial television or radio broadcasting, which can result in less competition and faster growth potential than comparable, more developed markets offer. As in the past, we may pursue these opportunities in conjunction with strong local partners.

•    Developing additional revenue streams

        To diversify our revenues from advertising, we are developing and pursuing additional revenue streams and have entered the premium pay television subscription market with the acquisition of C More in our Nordic markets. We have begun to secure carriage fees for some of our existing channels from cable operators and are using our content libraries and our expertise to develop programming designed for subscription-based channels for pay television platforms, third-generation multimedia mobile telecommunication systems and other applications. We also intend to seek to obtain new digital licenses in our existing markets, as well as in new territories, as regulatory and competitive conditions permit. Furthermore, as television broadcasting becomes increasingly digital and accessible (e.g., via mobile phones), we intend to develop additional communication, broadcasting and interactive services, including interactive programming and advertising, and to further expand our premium pay and related services activities.

INDUSTRY BACKGROUND

Television

        In 1990, we began acquiring and operating television broadcasting operations in Europe. We currently own significant interests in and operate free-to-air and pay television stations in various European territories, including Scandinavia, Belgium, The Netherlands, Hungary, Romania, Finland and Switzerland. Our commercial free-to-air television stations primarily generate revenues from the sale of advertising air time. In 2004, advertising sales represented approximately 82% of the net revenues generated by our consolidated television operations.

Advertising

        Unlike in the United States, television broadcasting in Europe began with government-owned and -operated television stations that did not sell advertising. As a consequence, commercial television advertising in our markets is less developed as compared to other major media markets such as the United States. Television advertising per capita has increased by approximately 44% in our markets in the past five years, as compared with approximately 19% growth in Europe overall and approximately 13% growth in the United States. In addition, the new entrants to the European Union, including Hungary, and candidate entrants, such as Romania, are expected to experience an increase in television advertising expenditures. In general, the growth of television advertising is mainly affected by economic growth (growth in Gross Domestic Product), growth of individual advertising markets, growth in television's share of advertising (expenditure per capita), which is influenced by the strength of competing media (such as print and outdoor media), growth in television household penetration, and population growth.

        Television advertising in our markets is bought and sold in a variety of ways. Advertisers, acting directly or through intermediaries, such as advertising agencies and media buyers, purchase advertising time pursuant to annual and ad hoc agreements. The price paid by the advertiser is generally based on the particular television station's rate card, less a discount based on the volume of advertising being committed. The intermediary receives an agency commission. Advertising revenues are recorded net of all such commissions, discounts and rebates. The rate card value of a television station's advertising time is based upon a variety of factors, including the relative strength of the station within the marketplace, the season, the day of the week, the time of day and the number of commercial impressions (viewership) actually delivered by the station within specified demographics (gender, age and affluence). A station's viewership is a function of the station's technical reach, the number of households watching television at a particular time and the relative popularity of the station's programming (ratings). In our markets, approximately 70-75% of most television stations' advertising sales are generated in prime time viewing hours (7:00pm to 11:00pm), and advertisers typically enter into up-front annual agreements that provide for pricing terms based upon projected advertising volumes. While these agreements are generally only indicative of the advertisers' ultimate advertising purchases, they may control pricing for as much as 70-75% of a station's actual annual advertising sales because favorable pricing is dependant upon the indicative volumes being achieved. No single advertiser accounts for more than 10% of our consolidated advertising revenues.

        Substantially all our advertising sales are for cash, but we do enter into minor amounts of barter transactions whereby advertising time is exchanged for goods or services (such as advertising in other media) in respect of which we might otherwise incur cash expenditures. The remaining revenue of our free-to-air and digital television stations is derived from sources other than advertising, such as cable subscription fees, sale of airtime (including teleshopping), SMS, sponsoring and non-cash revenues from barter transactions.

        Set forth below is information on the growth in television advertising expenditures from 1999 to 2004 for the countries and regions indicated:

	Gross Domestic Product (US$ billions)		Total Advertising Expenditure (US$ millions)		Television Advertising (US$ millions)		Population (millions)		Television Advertising Per Capita
	1999	2004	1999	2004	1999	2004	1999	2004	1999	2004
The Netherlands	$422.2	$525.6	$4,058	$3,843	$765	$839	15.8	16.2	$48	$52
Hungary	50.8	91.1	771	1,963	423	1,276	10.1	9.9	42	129
Sweden	256.8	313.1	2.006	2.024	425	462	8.9	8.9	48	52
Belgium	266.4	315.7	1,893	2,625	780	1,133	10.2	10.3	76	110
Norway	174.2	229.3	1,666	2,358	534	720	4.5	4.5	119	160
Denmark	183.3	221.0	1,600	1,769	273	322	5.3	5.4	52	60
Romania	35.6	61.5	125	227	80	147	22.6	22.3	4	7
Finland	135.4	167.7	1,177	1,279	232	253	5.2	5.2	45	49

Total SBS Markets	$1,524.7	$1,925.0	$13,296	$16,088	$3,512	$5,152	82.6	82.7	$43	$62

—growth		26%		21%		47%		0%		44%
Other
Europe	$9,743.9	$11,923.7	$84,589	$94,971	$26,718	$32,000	453.9	456.9	$59	$70
—growth		22%		12%		20%		1%		19%
United States	$9,268.4	$11,798.5	$139,935	$161,487	$47,299	$55,504	282.0	294.0	$168	$189
—growth		27%		15%		17%		4%		13%

Source: Zenith Media, Advertising Expenditure Forecasts, April, 2005. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

Programming

        The continued success of our television services in generating advertising and subscription revenues is dependent in large part on the programming we are able to secure. Our free-to-air television programming strategy has been to combine original, locally produced content (some produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our markets. We also seek to benefit from the economies of group buying and local production.

        Coordinated group buying allows our stations to benefit from improved access to product and volume pricing in both the acquisition of international programs and events and the acquisition of formats. In 2004, the acquired programs represented the majority of our consolidated free-to-air television stations' programming hours and approximately 37% of our consolidated television stations' programming costs. We currently have multi-country programming agreements with Warner Bros. for Scandinavia and The Netherlands, with Universal Studios for Scandinavia, The Netherlands, Belgium and Hungary, with Disney for Scandinavia, The Netherlands and Belgium and with Paramount for The Netherlands, Belgium and Hungary for our free-to-air stations. From these suppliers, we acquire local broadcast rights to feature films and international series. Beside the above, our suppliers also include DreamWorks, Sony Television, 20th Century Fox, MGM, the BBC, Granada, ZDF, Venevision, Protele, Alliance Atlantis and a number of others.

        Our locally produced programming (including sports) frequently, depending on the particular program and local market, results in higher ratings during prime time hours for our free-to-air stations. In 2004, locally produced programming represented approximately 63% of our consolidated television stations' programming costs. We believe that locally produced programming, including our local news programming in Norway, Denmark, The Netherlands and Hungary, has particular audience appeal and reinforces our stations' local image, as well as serves as an audience magnet for the overall station. It also increases ratings, brand awareness and the demand for commercial airtime within a respective market's advertising community.

        Part of our local production budgets is allocated toward the acquisition and production of major international formats. Coordinated group buying allows our individual free-to-air stations to acquire formats that would otherwise not be available to them. A few of the more well-known formats that we have acquired in this manner include: Big Brother (Sweden, Norway, Denmark, Hungary and Romania), Temptation Island (Sweden, Norway, Denmark, The Netherlands and Belgium), The Bachelor (Sweden, Norway, Denmark, Hungary and Belgium), The Apprentice and Extreme Makeover (Sweden, Norway, Denmark and Belgium). To further leverage our group's effectiveness in our territories where language similarities exist, we have implemented a program of seeking internationally recognized formats that can be jointly produced by more than one territory. For example, we have produced Survivor, Temptation Island and Peking Express using Dutch and Belgian (Flemish speaking) participants for broadcast in The Netherlands and Belgium. Similarly, we have produced Temptation Island, The Bachelor/Bachelorette, Joe Millionaire, Extreme Makeover and other series using participants from Sweden, Norway and Denmark. These co-productions have the benefit of making available to the stations expensive programming that they might not have been able to afford to produce on their own. We furthermore benefit from the presence of our Broadcast Text localization services in most of our territories, including Sweden, Denmark, Norway, Finland, The Netherlands, Belgium and Hungary.

        C More is the only provider of both premium sports and premium movies in the Nordic region. Its main suppliers for international programming include MGM, Paramount, Warner Bros., 20th Century Fox, DreamWorks and Universal Studios, and its main local suppliers include Svensk Filmindustri and Sandrew-Metronome. The main television broadcast rights that have been secured by the C More services for sporting events include the U.K. FA Premier League, the Italian Series A, the Swedish Premier League Allsvenskan, the Norwegian Premier League Tippeligaen, the Swedish Premier Hockey League Elitserien, U.S. Hockey (NHL) and U.S. Basketball (NBA).

Transmission

        The two basic methods of television transmission in use in our markets are (1) over-the-air television (or terrestrial) broadcasting, which can be either local or national in scope, and (2) satellite-to-cable and satellite-to-dish (or direct-to-home) broadcasting. In terrestrial broadcasting, the station operator obtains a license from the appropriate regulatory authority to broadcast its signal at an established frequency and power over one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its programming signal to a satellite which redirects the signal either to a ground-based antenna that is connected to a cable system or, in the case of direct-to-home broadcasting, to a home television via a satellite dish. In satellite-to-cable and direct-to-home broadcasting, the signal may originate from the territory where the viewer is situated or may be broadcast from abroad. Our free-to-air stations are primarily available via satellite-to-cable and direct-to-home transmission, as well as via terrestrial broadcasting in some of our territories, including Norway, Denmark, Hungary and Romania, while our C More pay television operations are broadcast primarily via direct-to-home transmission in the respective territories.

        In all our markets, governments regulate programming, commercial advertising and other matters relating to broadcast operations. See "Item 4—Information on the Company—Regulation" for certain information on the regulation to which we are subject. In the territories in which we operate terrestrial broadcasting systems, we have agreements with terrestrial transmission companies. In addition, we have agreements with one or more satellite and/or cable operators providing for the transmission of our free-to-air and pay television broadcast signals. We expect the countries in which we operate to change from analog to digital broadcasting in the future, though independently, at different times and under different regulatory regimes. However, our Nordic markets are expected to be among the first countries in Europe to switch from analog to digital transmission, a transition expected to occur in the next several years. See also "Item 3—Risk Factors—Risks Relating to Our Industry" for additional information regarding the risks relating to the implementation of new transmission technologies.

        While terrestrial broadcasters can typically be received by virtually all of the television households in the geographic area covered by their broadcast signals, satellite-to-cable and direct-to-home broadcasters can only be received by television households connected to a cable system or by households that have satellite dishes positioned to receive the broadcasts directly. The percentages of television households connected to a cable system or capable of receiving direct-to-home broadcasting have increased over the past few years. The following table shows estimates of the percentages of television households connected to a cable system and/or capable of receiving direct-to-home broadcasting via a satellite dish in the countries indicated at December 31, 2004.

	Television households with:
Country	Cable	Satellite dish
The Netherlands	91%	8%
Hungary	58%	8%
Sweden	64%	19%
Belgium	95%	4%
Norway	40%	30%
Denmark	65%	14%
Romania	62%	2%
Finland	42%	10%

Source: Local national research institutes: Intomart (The Netherlands), AGB (Hungary), MMS (Sweden), Audimetrie (Belgium), TNS Gallup (Norway), TNS Gallup (Denmark), TNS-AGB (Romania) and Finnpanel (Finland).

Radio

        Our radio stations primarily generate revenues from the sale of national and local advertising air time. Radio advertising expenditures in our existing markets, including Denmark, Sweden, Norway, Finland and Greece, increased from an estimated US$306 million in 1999 to an estimated US$415 million in 2004. In 2004, advertising sales represented approximately 80% (which did not include our Romanian operations) of the net revenues generated by our consolidated radio operations. We intend to expand radio broadcast operations into our existing television markets and into other markets as opportunities arise.

        Commercial radio advertising reflects considerably less penetration in our markets as compared to major media markets such as the United States. Radio advertising per capita has increased by approximately 33% in our markets in the past five years, as compared with approximately 20% growth in Europe overall and approximately 5% growth in the United States. Accordingly, we believe there is potential for further growth of radio advertising in our markets.

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

        Set forth below is information on the growth of radio advertising expenditures 1999 to 2004 for the countries and regions indicated:

	Gross Domestic Product (US$ billions)		Total Advertising Expenditure (US$ millions)		Radio Advertising (US$ millions)		Population (millions)		Radio Advertising Per Capita
	1999	2004	1999	2004	1999	2004	1999	2003	1999	2004
Sweden	$256.8	$313.1	$2,006	$2,024	$66	$61	8.9	8.9	$7	$7
Finland	135.4	167.7	1,177	1,279	39	54	5.2	5.2	7	10
Denmark	183.3	221.0	1,600	1,769	29	36	5.3	5.4	5	7
Norway	174.2	229.3	1,666	2,358	94	127	4.5	4.5	21	28
Greece	127.2	185.2	1,679	2,748	78	137	10.8	11.0	7	12

Total SBS Markets	$876.9	$1,116.3	$8,128	$10,178	$306	$415	34.7	35.0	$9	$12

—growth		27%		25%		36%		1%		33%
Other
Europe	$9,743.9	$11,923.7	$84,589	$94,971	$4,420	$5,419	453.9	456.9	$10	$12
—growth		22%		12%		23%		1%		20%
United States	$9,268.4	$11,798.5	$139,935	$161,487	$18,581	$20,364	282.0	294.0	$66	$69
—growth		27%		15%		10%		4%		5%

Source: Zenith Media, Advertising Expenditure Forecasts, April 2005. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, Zenith Media figures are only generally indicative of relative market sizes.

REVIEW OF TELEVISION OPERATIONS

        Set forth below is summary information regarding our television stations and their markets (excluding premium pay services):

Station	Market	Reach(1)	SBS Ownership	Other Owners	Type of Signal	Daily Broadcast Hours(2)	Initial SBS Invest- ment	2004 Sales(3)	Contribution to 2004 SBS Revenue
SBS6	Netherlands	96%	63%	Telegraaf, Veronica Holding BV	Satellite-to-cable	24	1995	€108.6	16%
Net5	Netherlands	96%	63%	Telegraaf, Veronica Holding BV	Satellite-to-cable	16	1999	66.9	10%
Veronica	Netherlands	96%	63%	Telegraaf, Veronica Holding BV	Satellite-to-cable	24(5)	2001	33.5	5%
TV2	Hungary	95%	84%/49%(6)	MTM, Tele-München	Over-the-air	21	1997	92.6	14%
Irisz	Hungary	8%	100%		Satellite-to-cable	5	2004	—	—
Kanal 5	Sweden	66%	100%		Satellite-to-cable	22	1991	88.4	13%
VT4	Belgium(4)	98%	100%		Satellite-to-cable	15	1994	63.8	9%
VijfTV	Belgium(4)	88%	100%		Satellite-to-cable	15	2004	1.1	—
TVNorge	Norway	89%	100%		Satellite-to-cable Over-the-air	24	1990	54.2	8%
TVDanmark	Denmark	75%	100%		Satellite-to-cable Over-the-air	22	1990	20.2	3%
Kanal 5	Denmark	55%	100%		Satellite-to-cable	22	2000	24.0	4%
Prima TV(7)	Romania	54%	100%		Satellite-to-cable Over-the-air	20	2000	9.5	—
The Voice TV	Nordic		100%		Satellite-to-cable	24	2004	0.2	—

(1)
Represents number of households that have access to our signal.

(2)
Represents average daily broadcast in hours.

(3)
Represents net revenue by the station for the year ended December 31, 2004 (in millions of euro).

(4)
Broadcast targets Belgian Flemish speaking community.

(5)
Veronica/Fox Kids is a 24-hour station in which we control programming between 6:00pm and 1:00am, Fox Kids controls programming between 6:00am and 6:00pm and we and Fox Kids jointly control programming between 1:00am and 6:00am.

(6)
Our economic interest is 84% and our voting interest is 49%.

(7)
This station is not consolidated in the results of SBS in 2004 as its results are recorded under the equity method. Following our acquisition of an additional 48.8% indirect equity stake in Prima TV in March 2005 and a further 14% indirect equity stake in June 2005, we now have a 100% indirect equity interest in Prima TV.

The Netherlands (SBS6, NET5 and Veronica)

        We began operations in The Netherlands in August 1995 by establishing SBS6. In March 1999, we launched NET5 and in May 2001, we launched Veronica, both satellite-to-cable stations. Our Dutch stations reach approximately 96% of the television households in The Netherlands. We own a 63% interest in the television stations, whereas Telegraaf Media Groep N.V., the largest newspaper in The Netherlands, owns 27% and Veronica Holding B.V. owns 10%. Our television operations in The Netherlands generated consolidated net revenues of €193.6 million, €201.3 million and €205.6 million, or 38%, 35% and 30% of our total consolidated net revenues in 2002, 2003 and 2004, respectively.

        In 2004, SBS6, NET5 and Veronica broadcast 24, 24 and 7 hours per day, respectively. The programming is provided by existing agreements with certain local production facilities and several of our international programming sources. Programs broadcast in 2004 included Weekend Miljonairs, The Block, Temptation Island and Sex and the City. We also broadcast Hart van Nederland, Shownieuws and AktieNieuws, which are all produced by our wholly-owned production company, SBS Productions B.V. In 2004, locally produced programming represented an average of approximately five hours per day of SBS6's broadcast time, two hours per day of NET5's broadcast time and 0.5 hours per day of Veronica's broadcast time.

        Leading advertisers that regularly advertise on SBS6, NET5 and Veronica include Heineken, KPN, Mars, Nestlé, Procter & Gamble, Rijksvoorlichtingsdienst and Unilever.

        The Netherlands has three public commercial television channels, NED1, NED2 and NED3, which divide broadcast time primarily among eight public broadcasters. These channels are beneficiaries of an obligatory license fee payable by all television households and also sell advertising through a single government-operated sales organization, which advertising is limited to 5.5% of the public broadcasters' total national television airtime. The non-government owned stations (including SBS6, NET5 and Veronica) do not benefit from the obligatory license fee. Private commercial television was introduced in The Netherlands with the launch of RTL4 in 1989. RTL4 is a satellite-to-cable station broadcasting from Luxembourg. In October 1993, RTL launched a second private commercial satellite-to-cable television station, RTL5. In addition, RTL operates a satellite-to-cable station under the name Yorin from The Netherlands.

        Set forth below is information about each of the major television broadcasters in The Netherlands as of December 31, 2004.

	Dutch Television Market Television Stations
	NED1	NED2	NED3	RTL4	RTL5	Yorin	SBS6	NET5	Veronica(1) Fox Kids
Estimated coverage(2)	100%	100%	100%	96%	96%	96%	96%	96%	96%
Ownership	Government	Government	Government	Private	Private	Private	Private(3)	Private(3)	Private(3)
Type of signal	Over-the- air	Over-the- air	Over-the- air	Satellite-to- cable	Satellite-to- cable	Satellite-to- cable	Satellite-to- cable	Satellite-to- cable	Satellite-to- cable
Commercial advertising	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	24	24	24	24	24	24	24	24	24

(1)
Veronica/Fox Kids is a 24-hour station in which we control programming between 6:00pm and 1:00am, Fox Kids controls programming between 6:00am and 6:00pm and we and Fox Kids jointly control programming between 1:00am and 6:00am.

(2)
Source: Company estimates.

(3)
Owned by SBS, Telegraaf Media Groep N.V. and Veronica Holding B.V.

Hungary (TV2 and Irisz)

        In Hungary we operate TV2, a national over-the-air television station in which we have a 49% voting interest and an 84% economic interest. On September 13, 2004, we launched Irisz, which is a wholly-owned channel that is broadcast from 6:00pm to 11:00pm on the Hungarian feed of Club, a channel indirectly owned by UGC Europe, Inc. Irisz, which reaches approximately 700,000 homes in Hungary through cable carriage, is an entertainment channel focused on the 18- to 49-year-old female audience. The channel is broadcast from Amsterdam under a Dutch broadcasting license. Our television operations in Hungary generated net revenues of €69.0 million, €78.6 million and €92.6 million, or 14%, of our total consolidated net revenues in 2002, 2003, and 2004, respectively.

        In 2004, TV2 broadcast an average of 21 hours per day. TV2 broadcasts American-produced programs in Hungarian, including Friends, JAG, Charmed, Stargate and Sliders. Locally produced programming, including news, talk shows, current affairs programming and local versions of reality shows such as Deal or No Deal and The Bachelor represented an average of approximately seven hours per day in 2004.

        Leading international advertisers that regularly advertise on TV2 include Beiersdorf, Ferrero, Henkel, Masterfoods, Nestlé, L'Oréal, Procter & Gamble, Reckitt-Benckiser, Unilever, Vodafone and Wrigley.

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

        Set forth below is information about each of the major television broadcasters in Hungary as of December 31, 2004.

	Hungarian Television Market Television Stations
	MTV1	MTV2	RTL-KLUB	TV2
Estimated coverage(1)	98%	58%	94%	95%
Ownership	Government	Government	Private	Private (SBS)
Type of signal	Over-the-air	Satellite-to-cable	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20	24	20	21

(1)
Source: AGB Hungary.

Sweden (Kanal 5)

        We broadcast into Sweden through Kanal 5, a wholly-owned, U.K.-based, satellite-to-cable and direct-to-home television station. Our television operations into Sweden generated net revenues of €67.7 million, €83.0 million and €88.4, or 13%, 14% and 13% of our total consolidated net revenues in 2002, 2003 and 2004, respectively.

        Commercial television advertising began in Sweden in late 1988 when TV3 began its operations. We entered the Swedish market in September 1991 when we acquired 75% of Kanal 5. In September 1995, we acquired the remaining 25%.

        Kanal 5 broadcasted an average of 23 hours per day in 2004. Kanal 5's programming schedule includes locally produced programs and international series and feature films, many of which are well known in the United States. American-produced programs broadcast by Kanal 5 are subtitled in Swedish and in 2004 included The Apprentice, C.S.I., Frasier, Friends, Gilmore Girls and Las Vegas. Locally produced programming, which included The Bachelorette, Big Brother, Dolce Vita, Extreme Makeover, 100 Höjdare, Motorjournalen and Roomservice, represented an average of approximately two hours per day of Kanal 5's broadcast time in 2004.

        In 2004, Kanal 5's advertising base included leading advertisers that regularly advertise on Kanal 5, such as Coca-Cola, Gilette, GlaxoSmithKline, McDonald's, L'Oréal, Orkla, Procter & Gamble, Unilever and Wrigley.

        Kanal 5's principal competitors are SVT1 and SVT2, both of which are government-owned, non-commercial television stations, and TV3 and TV4, privately-owned, commercial television stations. Kanal 5 competes with SVT1 and SVT2 for viewers and programming, but not for advertising revenues, because SVT1 and SVT2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters serving Sweden as of December 31, 2004.

	Swedish Television Market Television Stations
	SVT1	SVT2	TV3	TV4	Kanal 5
Estimated coverage(1)	100%	100%	66%	100%	66%
Ownership	Government	Government	Private (MTG)	Private	Private (SBS)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable	Over-the-air	Satellite-to-cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(2) |	18	16	23	19	23

(1)
Source: MMS Established Survey 2004:2

(2)
Source: Company estimates.

Belgium (VT4 and VijfTV)

        We began broadcasting into Flemish Belgium in February 1995 by establishing VT4, a wholly-owned, U.K.-based, satellite-to-cable television station. Since March 1, 2002, VT4 has been broadcast out of Flanders using a license granted by the Flemish Media Commission (Vlaams Commissariaat voor de Media). VT4 is a Flemish-language cable television station that targets the Flemish-speaking community in Belgium and is carried by all of the cable operators in that community. On October 1, 2004, we launched VijfTV, a general female entertainment television channel targeted towards women in the age group of 20 to 49. VijfTV is carried by all the cable operators in Flanders, except for some parts of Brussels. Our television operations in Flemish Belgium generated net revenues of €45.5 million, €53.5 million and €64.9 million, or 9%, 9% and 10% of our total consolidated net revenues in 2002, 2003 and 2004, respectively.

        Belgium is made up of three regions: (1) Flanders, the Flemish-speaking region; (2) Wallonia, the French-speaking region; and (3) Brussels, a bilingual (French and Flemish) region. Each region has its own media regulations, state television network, commercial broadcasters, pay television services and cable networks.

        In 2004, VT4 broadcast an average of 15 hours per day. VT4 broadcasts a number of U.S. programs that are subtitled in Flemish, including Friends, C.S.I Miami., C.S.I. Special Victims Unit and The Shield, as well as locally produced feature presentations, including The Block, Peking Express, Expedition Robinson, Temptation Island, Bachelor and Chris & Co. Locally produced programming represented an average of approximately three hours per day of VT4's broadcast time during 2004. VijfTV, which broadcasts an average of eight hours per day, shows a number of lifestyle programs, as well as series such as Sex and the City, Oprah, and the popular soap, Days of Our Lives.

        Advertisers on our Belgian stations include Danone, Henkel, Kraft Foods, Proctor & Gamble, Reckitt-Benckiser and Unilever.

        There are currently five principal television stations serving Flanders. Public service broadcaster VRT operates two government non-commercial over-the-air channels, Eén and Canvas. VTM, a private commercial channel, was launched in 1989 with the approval of the Flemish government to provide a commercial alternative to the state-owned Flemish channels. In February 1995, VMM, VTM's operator, launched a second channel, Kanaaltwee. VTM and Kanaaltwee are carried by all cable operators in the Flemish speaking community in Belgium. Between 1989 and February 1995, when Kanaaltwee and VT4 began broadcasting, VTM was the only commercial channel targeting the Flemish audience (although sponsorship and public interest commercials are permitted on the VRT stations).

        Set forth below is information regarding each of the major television broadcasters serving Flanders as of December 31, 2004.

	Flemish Television Market Television Stations
	VRT Eén	VRT Canvas	VTM	Kanaaltwee	VT4	VijfTV
Estimated coverage	100%	100%	98%	98%	98%	88%
Ownership	Government	Government	Private	Private	Private(SBS)	Private(SBS)
Type of signal	Over-the-air and Cable	Over-the-air and Cable	Cable	Cable	Cable	Cable
Commercial advertising	No	No	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours	22	13	18	14	15	8

Source: Company estimates.

Norway (TV Norge)

        In Norway, we own and operate TV Norge, a national satellite-to-cable television station and over-the-air network. Our television operations in Norway generated net revenues of €50.6 million, €52.5 million and €54.2 million, or 10%, 9% and 8% of our total consolidated net revenues in 2002, 2003 and 2004, respectively.

        In October 1988, the Norwegian government adopted legislation to deregulate cable television, which permitted private television advertising on satellite-to-cable channels. In response, in February 1990, we acquired a 51% interest in TV Norge, a national satellite-to-cable broadcaster. In June 2004, we increased our ownership to 100%.

        In December 1995, the Norwegian government legalized the simultaneous transmission of a broadcast signal through multiple local television stations in Norway. TV Norge utilized this opportunity and entered into co-operation agreements with 21 local television stations. In the beginning of 2003, TV Norge entered into a second co-operation period for a three-year term with 16 of these stations, which increased the station's television household penetration from approximately 70% to approximately 89%, which also represents the penetration at the end of 2004. TV Norge's affiliated stations have "must-carry" status and TV Norge benefits from this status in all local cable networks. TV Norge also operates a local television station in Oslo called TV Norge-Oslo.

        TV Norge broadcasted 24 hours per day in 2004. TV Norge's programming schedule includes locally produced programs (including news) and international series, documentaries and films. American produced programs broadcast by TV Norge are subtitled in Norwegian and in 2004 included My Big Fat Obnoxious Fiancé, Amish in the City, C.S.I., C.S.I. Miami, The Bachelorette, Smallville, Gilmore Girls, The Bachelor, Extreme Makeover and Will & Grace. During 2004, locally produced programming, which included the local version of 71 Degrees North and the daily chat/SMS show Mess-tv, represented an average of approximately 10 hours per day of TV Norge's broadcast time.

        TV Norge's regular advertisers include Coca-Cola, Coop, Hjemmet Mortensen/Egmont, Landbruket, L'Oréal, Middelfart, Norgesgruppen, Orkla, Procter & Gamble, SCA and Telenor.

        TV Norge's principal competitors are TV2, a privately owned, commercial television station, and TV3, a privately owned (MTG), commercial television station, serving all three Scandinavian countries.

NRK1 and NRK2 are state-owned non-commercial television stations and focus on older viewer groups than TV Norge.

        Set forth below is information about each of the major television broadcasters in Norway as of December 31, 2004.

	Norwegian Television Market Television Stations
	NRK1	NRK2	TV2	TV3	TVNorge
Estimated coverage(1)	100%	86%	97%	63%	89%
Ownership	Government	Government	Private	Private (MTG)	Private (SBS)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable/ Over-the-air	Satellite-to-cable	Satellite-to-cable/ Over-the-air
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	14	6	18	20	24

(1)
Source: Company estimates.

Denmark (TVDanmark and Kanal 5)

        In Denmark, we operate two television stations: TVDanmark, a wholly-owned entity operating under a Danish license, and Kanal 5, which operates from the United Kingdom under a U.K. satellite broadcasting license. Our television operations in and into Denmark generated net revenues of €40.1 million, €40.1 million and €44.2 million, or 8%, 7% and 7% of our total consolidated net revenues in 2002, 2003, and 2004, respectively.

        TVDanmark is distributed by over-the-air transmission through seven affiliated network stations, as well as on cable and digital direct-to-home. Its network stations are "must carry" in their local areas, thus guaranteeing distribution in all local cable households. The estimated reach for TVDanmark was approximately 75% of all television households as of December 31, 2004.

        Kanal 5 is a wholly-owned, U.K.-based satellite-to-cable and direct-to-home television station broadcasting from London. Kanal 5 generates additional revenues from monthly subscription fees. The distribution of Kanal 5 includes the single largest nationwide cable network, which consists of approximately 685,000 households. The estimated reach for Kanal 5 was approximately 55% of all television households as of December 31, 2004.

        In 2004, TVDanmark and Kanal 5 broadcast an average of 22 hours per day. The stations broadcast a number of locally produced programs, including local news, a Danish production of Britain's Worst Driver and The Apprentice. Sports broadcast on the channels includes major football events, for example, the Spanish Primera División, the Nordic Royal League and the Premier League. During 2004, locally produced programming represented an average of approximately three hours per day of the stations' broadcast time. American-produced programs broadcast in 2004 included The Apprentice, Spin City, Frasier, C.S.I., C.S.I. Miami, Gilmore Girls, Will & Grace and The Tonight Show with Jay Leno and movies, such as American Beauty, The Mummy and A.I.

        Our stations serving Denmark sold advertising to leading advertisers that regularly advertise on our Danish stations, including Coca-Cola, Colgate, McDonald's, Nestlé, TDC and Toyota.

        TVDanmark's and Kanal 5's principal competitors are DR1 and DR2, government-owned, non-commercial television stations; TV2 and Zulu, government-owned, commercial television stations; and TV3 and 3+, privately-owned, commercial cable and satellite television stations. TVDanmark and Kanal 5 compete with DR1 and DR2 for viewers and programming, but not for advertising revenues because DR1 and DR2 are non-commercial television stations.

        Set forth below is information about each of the major television broadcasters in or into Denmark as of December 31, 2004.

	Danish Television Market Television Stations
	DR1	DR2	TV2	Zulu	TV3	3+	Kanal 5	TVDanmark
Estimated coverage(1)	100%	82%	100%	59%	67%	66%	55%	75%
Ownership	Govern- ment	Govern- ment	Govern- ment	Govern- ment	Private (MTG)	Private (MTG)	Private (SBS)	Private (SBS)
Type of signal	Over-the-air	Satellite-to-cable	Over-the-air	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable	Satellite-to-cable/ Over-the-air network
Commercial advertising	No	No	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	20	12	21	21	23	22	21	22

(1)
Source: Company estimates.

(2)
Coverage represents households reached by TvDanmark, a network of seven local, over-the-air stations including TVDanmark København and TVDanmark Fyn.

Romania (Prima TV)

        Since July 2001, we have held a minority interest in Amerom Television S.r.l., the owner and operator of Prima TV, an over-the-air television station, which reaches approximately 54% of the Romanian television households. On March 1, 2005, we increased our ownership to 86%, and we further increased our ownership to 100% on June 13, 2005. Our television operations in Romania generated net revenues of €10.4 million, €13.2 million and €9.5 million for 2002, 2003, and 2004, respectively.

        In 2004, Prima TV broadcast an average of 20 hours per day. Foreign-produced programs broadcast by Prima TV are subtitled in Romanian, including Sunset Beach, Roseanne and The Bold and the Beautiful. Locally-produced programming, including news and sports, local versions of Big Brother, Kids Say The Darndest Things, Flying Start and I'll Do Anything and original formats, such as The Bickering Chronicle, Police in Action, Reporter Incognito and Monica and Kensky, represented an average of approximately 12 hours per day in 2004. In Spring 2004, Prima TV broadcasted two football matches per week during the Romanian Football League competition.

        Leading advertisers that regularly advertise on Prima TV include Brow Union, Coca-Cola, Henkel, Interbrew, Kraft Foods, L'Oréal, McDonald's, Mobifon, Orange, Procter & Gamble, Romtelecom, Unilever, URBB and Wrigley's.

        Prima TV's major competitors include two public commercial television channels, TVR1 and TVR2, and a number of private broadcasters including ProTV and Antena l.

        Set forth below is information about each of the major television broadcasters in Romania as of December 31, 2004.

	Romania Television Market Television Station
	ProTV	Antena 1	TVR	Tele7abc	Prima TV
Estimated coverage(1)	56%	57%	98%(2)	40%	54%(3)
Ownership	Private	Private	Government	Private	Private (SBS/Others)
Type of signal	Over-the-air	Over-the-air	Over-the-air	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	24	24	19	24	20

(1)
Source: Company estimates.

(2)
Coverage figure is for TVR1 only. We estimate that TVR2 has 55% coverage.

(3)
In urban areas with populations of 50,000 or more, we estimate Prima TV has approximately 87.4% coverage.

Digital TV (The Voice TV)

        On August 16, 2004, we launched our first digital music service, The Voice TV, in Denmark. With an initial reach of over 60% of Danish television households, the channel primarily targets 12- to 19-year-olds and is co-branded with our leading Danish radio station, The Voice. During November and December 2004, we launched further co-branded digital music services in Finland, Sweden and Norway. The Voice TV services are broadcast from the United Kingdom in Denmark, Sweden and Norway under OFCOM licenses, and under a Finnish DTT license in Finland.

        All the stations are the first music stations in their respective markets which feature related local language editorial content and shows and which utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets. The Voice TV's main competitors in its current markets are MTV and Z-TV in Sweden and Norway.

        We expect the digital services to benefit from the development of new revenue streams from subscriptions, as well as from transactions resulting from viewer interactions with each station via SMS and phone lines, including actively selecting videos and participating in chat forums, polls and games.

Localization (Broadcast Text)

        In 1999, we acquired 51% of Broadcast Text International AB (BTI) in exchange for contributing subtitling agreements for a majority of our television stations, and in 2000, we acquired the remaining 49% of BTI from Telenor Plus A/S. The BTI group consists of local subtitling companies located in the following European capitals: London, Stockholm, Oslo, Copenhagen, Helsinki, Amsterdam, Brussels and Budapest. The local offices all have local management, although marketing and technical support are coordinated through our London office. BTI has approximately 35% of the international broadcast subtitling market in Europe and a substantial share of the local markets in the subtitling regions of Europe, and supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations, as well as localization of web pages. Each year, BTI subtitles more than 50,000 hours of television programs, feature movies and documentaries. Another area of significant growth is the DVD subtitling market.

        The bulk of BTI's sales are in the multilingual market. Currently, BTI supplies translation subtitling to and from most European languages, either through our own offices or through a well-established network of contractors and freelancers. We expect this market to grow in the coming years.

        In 2004, approximately 50% of BTI's volume came from our own channels and 50% from other clients, such as BBC Worldwide Services, and United Pan-Europe Communications N.V. (UPC). BTI generated external net revenues of €6.3 million, €5.0 million and €4.9 million for 2002, 2003 and 2004, respectively.

REVIEW OF RADIO OPERATIONS

        In Sweden, we own 59% of SBS Radio AB, through which we operate Mix Megapol, a national network of 16 stations reaching approximately 80% of the population. SBS Radio AB also operates Radio City in Gothenburg and Malmoe; Lugna Melodier in Helsingborg; and The Voice, 106.7 Rockklassiker, Vinyl and Studio 107.5 in Stockholm.

        In Finland, we own SBS Finland Oy, through which we operate the semi-national networks Kiss FM, Radio City and Iskelmä. In addition to these networks, we operate the local stations Radio Sata in Turku, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä and Radio Mega in Oulu, as well as several partner stations. Our net technical penetration is 85% of the population in Finland.

        In Denmark, we own 100% of SBS Radio A/S, through which we operate The Voice and Radio 2, which are semi-national networks comprising 16 and 12 stations, respectively, together reaching approximately 66% of the population.

        In Norway, we own 100% of Radio 1 AS, through which we operate Radio 1 in Oslo, Stavanger, Bergen and Trondheim. We also own The Voice in Oslo/Akershus and Bergen.

        In Greece, we own and operate LAMPSI FM, a radio station located in Athens. (The license pursuant to which Lampsi operates has been annulled and is currently subject to legal proceedings. See "Item 4—Information on the Company—Regulation—National Regulations—Greece" and "Item 8—Financial Information—Legal Proceedings".)

        On March 1, 2005, we acquired 100% of Prima Broadcasting Group SA in Romania, through which we operate the semi-national networks Kiss FM and Radio Star. Kiss FM reaches approximately 73% of Romania's population through a network of 34 local radio licenses and seven affiliates. Radio Star reaches approximately 44% of Romania's population through a network of 14 local radio license and eight affiliates.

        Set forth below is information for 2004 regarding our radio stations and their markets.

Station	Market	Station Format(1)	Target Demographics	Audience Reach(2)	Total Number of Commercial Stations in Market
Sweden:
Mix Megapol	National network	AC	Age 25-44	29%	National
The Voice	Stockholm	Rhythmic CHR	Age 15-24	29%	10
106.7 Rockklassiker	Stockholm	Classic Rock	Age 25-44	33%	10
Studio 107.5	Stockholm	1970-1980 AC	Age 25-44	14%	10
Vinyl	Stockholm	1960s oldies	Age 40-64	24%	10
Radio City	Network Gothenburg and Malmoe	AC	Age 20-34	43%	13
Lugna Melodier	Helsingborg	Soft AC	Age 20-49	13%	11
Finland:
KISS FM	Semi-national network	CHR	Age 15-34	36%	Semi-national
Radio City	Semi-national network	Rock & Sports	Age male 20-39	20%	Semi-national
Iskelmä	Semi-national network	Finnish Hits	Age 35-54	28%	Semi-national
Radio Sata	Turku	AC	Age 25-44	13%	12
Radio 957	Tampere	AC	Age 25-44	38%	11
Radio Jyväskylä	Jyväskylä	AC	Age 25-44	32%	10
Radio Mega	Oulu	AC	Age 25-54	33%	10
Denmark:
The Voice	Semi-national network	CHR	Age 15-30	30%	Semi-national
Radio 2	Semi-national network	AC	Age 25-39	12%	Semi-national
Norway:
Radio 1	Network Oslo, Stavanger, Bergen and Trondheim	CHR	Age 18-34	43%	Semi-national
The Voice	Network Oslo/Akershus and Bergen	Rhytmic CHR	Age 15-24	14%	14
Greece:
Lampsi	Athens	Greek Main	Age 25-44	38%	40
Romania:
KISS FM	Semi-national network	CHR	Age 15-24	73%	Semi-national
Radio Star	Semi-national network	AC	Age 15-24	44%	Semi-national

(1)
The radio station formats are commonly defined as contemporary hit radio (CHR), which is targeted at a younger audience, or adult contemporary (AC), which is mainly targeted at a more mature audience.

(2)
Audience reach is the percentage of the audience in the target demographic that has listened to the station at least once over a one-week period.

Sources: Sweden: Radioundersökninger AB (RUAB); Finland: Finnpanel, KRT; Denmark: Gallup; Norway: Radioundersökelsen; Greece: Bari Focus; and Romania: Company estimates.

REVIEW OF PRINT OPERATIONS

        On September 1, 2003, our Dutch subsidiary, SBS Broadcasting B.V., acquired Veronica Publishing, which owns and publishes the weekly television and radio guides Veronica Magazine and TV Satellite. As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest in SBS Broadcasting B.V.

        In 2004, Veronica Publishing generated revenue of approximately €63.4 million and had an operating income of approximately €12.1 million. In 2004, 68% of Veronica Publishing's total revenues were from subscription and newsstand income, 30% from advertising sales and 2% from other sources.

        Veronica Magazine is the largest weekly publication in The Netherlands, with an average circulation of approximately 1.1 million in 2004, of which over 900,000 are subscribers and most of which are long-term subscribers. The second largest weekly television and radio guide in The Netherlands is the AVRObode/Televizier, which is published by Dutch public broadcaster AVRO, with an average circulation in 2004 of approximately 686,000, followed by Dutch public broadcasters' guides VARA TV Magazine, Mikrogids and Troskompas, each with an average circulation of less than 500,000 in 2004. (Sources: HOI, Instituut voor Media Auditing, The Netherlands.)

        Veronica Magazine publishes detailed weekly television and radio listings and related features on specific programs or their stars. In addition, Veronica Magazine includes articles on a number of other topics of general interest to its readers, including celebrity news, features and interviews, sports, fashion, travel, health and beauty, new products and games, movie reviews and related features and interviews. As a result of this diverse content, we believe that Veronica Magazine appeals to a larger and broader audience than most of the other Dutch listings guides, which are more narrowly focused.

        Currently, all the leading weekly Dutch television and radio magazine guides are published by or in connection with, Dutch television broadcasters. Publishers of Dutch newspapers and magazines may include weekly listings data in their publications or launch television and radio guides if the proprietary program data becomes widely available to publishers, which is not currently the case. Increased competition from other publishers of weekly television and radio program information for subscribers and advertising revenues could have an adverse impact on the financial results of our print operations.

SEASONALITY

        Advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August), and highest during the fourth quarter. Unlike the U.S. advertising market, where seasonal fluctuations are minimal, advertising sales are generally higher in the second half of each year in Europe.

        Based on pre-acquisition data, the subscription sales for our C More pay television services tend to be lowest in the spring and summer seasons. Subscription sales generally increase during the autumn and winter seasons, reflecting seasonal weather conditions, and are highest during the fourth quarter (particularly in December). Following our acquisition of C More, we expect this trend to continue.

COMPETITION

        Our free-to-air and pay television and radio stations compete for audience, subscribers, programming and advertising revenues with other television services and radio stations in their respective markets. Our competitors include both privately-owned companies and government-owned or government-supported market participants. In addition, our competitors increasingly include market participants with interests in multiple media and distribution platforms and some of our competitors are part of larger companies that have substantially greater financial resources than we have.

        Our free-to-air television stations and our radio operations depend in large part on advertising revenues. For advertising revenues, they compete with other television and radio stations in their local markets, as well as with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising, and direct mail. While we compete for viewers and programming with non-commercial, publicly-owned television stations in each of our markets, we do not compete with those stations for national advertising revenues.

        A number of foreign satellite television channels are carried on cable systems in the markets in which we operate. While these channels generate some audience ratings, they generally do not broadcast advertising directed at specific local markets and, therefore, do not compete directly with us for local advertising revenues. These channels include, among others, MTV Europe, Eurosport, Discovery, BBC World and CNN International.

        Our Nordic pay television services primarily depend on subscription income. For subscribers, they principally compete with other pay television platforms in the Nordic market, both for the sales of basic pay television packages, as well as for the sales of premium pay television services. For the acquisition of broadcast rights for movies for the so-called premium pay window, they compete with other premium pay television platforms, while for other programming they also compete with commercial, privately-owned companies and government-owned or government-supported market participants.

        Our Dutch print operations compete for subscribers and advertising revenues with other print and electronic media, and, in particular, with publishers of other weekly television and radio program guides and electronic program guides.

PROPERTY

        We own or lease, through our subsidiaries, properties in each market in which we operate, from which we conduct our sales, production, broadcasting and administrative activities. We also lease transmitters, transmitting towers and transponders for our broadcast operations. We believe that our facilities are adequate for our current operations. Our current commitments under operating leases for 2004 are approximately €93.2 million. See Note 15 to our consolidated financial statements included elsewhere in this annual report.

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

        Although there are some differences in the broadcasting and advertising laws across the countries in which we operate, some legislative provisions, particularly those relating to broadcast advertising, are similar. In each country in which we operate, advertising is generally required to conform to good marketing practice and unfair competition laws and is prohibited from misleading the audience, using subliminal techniques or promoting illegal goods and services. Similarly, it is generally prohibited in every country in which we operate to broadcast programming or advertising targeted towards children which endangers children's moral, psychological or physical development, especially through the inclusion of pornographic, exploitative or gratuitously violent content. Furthermore, in most countries in which our broadcasts are carried, we are required to observe advertising restrictions concerning tobacco, alcohol and prescription drug products.

European Union

        Eight of the countries into which our programs are broadcast or from which we broadcast are EU member states: the United Kingdom, Sweden, Denmark, Belgium, Greece, Finland, The Netherlands and Hungary, and we operate under broadcasting licenses issued by the authorities of each of these member states. Our operations within these countries fall within the ambit of EC broadcasting and advertising laws. The Television Without Frontiers Directive (Council Directive 89/552/EEC of 3 October 1989, OJL 298 of 17 October 1989, p.23, as amended by Directive 97/84/EC of 30 June 1997, OJL 202 of 30 July 1997, p.60) (the Television Directive) establishes basic principles for the regulation of broadcasting activity in the European Union. In essence, it requires member states to ensure that broadcasts emanating from their territory comply with the national broadcasting rules in those member states, and it requires that each member state demand certain minimum standards of all broadcasting services regulated by the authorities of such state. Member states are free to impose more detailed or stricter rules in the areas covered by the Television Directive within their jurisdiction. All member states are required to permit the reception or retransmission in their territories of a broadcaster's programs broadcast from another member state, provided that the broadcaster is licensed under the broadcasting laws of another member state.

        Likewise, any states wishing to join the EU must incorporate a large portion of EU law, including the Television Directive. Hungary joined the EU on May 1, 2004, and has implemented the Television Directive into national law. Romania (which is expected to join the EU in 2007) also has adopted a legislative framework to align its legislation with the Television Directive.

        The Agreement on the European Economic Area (EEA Agreement) has been ratified by all the members of European Free Trade Association (EFTA) and EU member states and became effective on January 1, 1994. The EEA Agreement requires parties to incorporate a large portion of existing EU law (the acquis communautaire) as of January 1, 1994, the date on which the EEA Agreement became effective, and any subsequent EU laws, which are within the scope of the EEA Agreement. As a result, the relevant EU rules on broadcasting-related matters apply to EFTA member states that are not EU member states, such as Norway.

        The Television Directive sets minimum standards regarding program content, European and independent production quotas for programming and the content, quantity and scheduling of television advertising. Broadcasts within the European Union may not seriously damage the physical, mental or moral development of children, especially as a result of pornographic or gratuitously violent content, and broadcasts likely to inflict such damage may only be aired at a time or using technical measures designed to ensure that minors would not normally see the programs. In addition, broadcasts may not contain any incitement to hatred on the grounds of race, nationality, religion or gender.

        Member states must, where practicable and by appropriate means, use their best efforts to reserve a majority of broadcasting time (not including news, sports events, games, advertising, teletext and teleshopping programming) for European programming. Furthermore, at least 10% of broadcasting time or, at each member state's discretion, 10% of a broadcaster's programming budget, must be devoted to European programming, which has been created by producers who are independent of broadcasters, and an adequate proportion of which must have been produced within the last five years.

        In addition, member states may designate certain major events that cannot be broadcast exclusively by a single television station if the effect is to deprive a large proportion of the public of any member state from seeing a specific event on a live or deferred basis.

        The Television Directive sets out detailed regulations concerning television advertising and television advertising targeting children. In general, television advertisements and teleshopping may not be misleading and must be readily distinguishable from ordinary programming. Television advertisements and teleshopping must respect human dignity and religious or political beliefs and may not discriminate on the grounds of race, gender, religion or nationality, or encourage behavior prejudicial to public health and safety or the environment. The advertising of tobacco products and prescription medicines is prohibited and advertisements for alcoholic beverages are subject to additional regulations. Television advertising targeting children may not exploit their credulity or inexperience. Subject to certain exceptions, advertisements or teleshopping may only interrupt programs longer than 45 minutes once in every complete 45-minute period, or, for programs shorter than 45 minutes, must be separated by at least 20-minute intervals. Children's programs less than 30 minutes long may not be interrupted by advertisements or teleshopping. Advertising may not exceed 15% of daily broadcasting time, and a maximum of 20% of any one-hour period of broadcasting time may be devoted to advertising and teleshopping.

        The European Commission has recently completed a review of the Television Directive in order to take account of technological developments and changes in the audio-visual market. In April 2004, the Commission published an interpretation, Communication on Certain Aspects of the Provisions on Televised Advertising in the "Television without Frontiers" Directive. This clarifies the way in which the Television Directive applies in relation to advertising, in particular, as regards new advertising techniques such as split screen and interactive advertising and virtual sponsorship. A revised version of the Television Directive is being prepared and is expected to be published in draft form by the end of 2005.

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

        The Term of Copyright Directive (93/98 of October 29, 1993) requires conformity in the term of copyright protection for copyrighted works, including films. It sets the duration of copyright protection for films and television programs at 70 years after the death of the principal director or author.

        The Distance Selling Directive (1997/7/EC) concerns the protection and legal rights of consumers in respect of distant contracts. For example, it applies to transactions where the buyer and seller never meet, and covers teleshopping and the Internet.

        The Copyright in the Information Society Directive (2001/29/EC) was due to be implemented by December 22, 2002. It has been implemented in all but four of the member states. Those still to implement it include Belgium, Finland and Sweden. The directive aims to harmonize copyright law as it applies to the Internet and digital technology. The directive requires member states to provide certain key rights for rights holders, including the right of "making available to the public", essentially a new right in many jurisdictions introduced to deal with the protection of copyrighted material used in on-line, interactive and on-demand services, as well as more traditional broadcasting.

Council of Europe

        The Transfrontier Convention established by the Council of Europe contains provisions that are substantially similar to the Television Directive with one significant difference: it provides that if a broadcaster wholly or principally directs transmissions at a member state other than the one in which it is established for the purpose of evading the laws of the member state at which the broadcasts are directed, that broadcaster can become subject to the laws of the country of reception.

National Regulations

The Netherlands

        In The Netherlands, we and our affiliates have the necessary licenses for television broadcasting for SBS6 and NET5, which expire in August 2005 and March 2009, respectively. We also have the necessary licenses for the Tele 6 and Via 5 teleshopping channels, which expire in July 2006. In addition, we own a 50% interest in TV10 Holdings LLC, which owns TV10 B.V. TV10 B.V. holds the television broadcasting license by which we broadcast Veronica (formerly known as V8), which expired in May 2005 and for which a renewal is pending in a process that is expected to be completed soon. Through our wholly-owned subsidiary, V8 Broadcasting B.V. (formerly Lamalea Investments B.V.), we provide programming and sell advertising for the broadcast hours of Veronica.

        In September 2004, we launched Irisz through our wholly owned subsidiary Irisz Broadcasting B.V. Irisz has obtained the necessary license in The Netherlands for commercial television broadcasting, which license expires in August 2009.

        The Dutch Mediawet and the Mediabesluit regulate the licensing of public television and radio broadcasting, as well as commercial broadcasting, transmitted either over-the-air, by cable or by satellite. The Dutch media regulations are substantially similar to the EU regulations with respect to television advertising and programming. Licenses for commercial broadcasting are granted by the Commissariaat voor de Media and are granted for a period of five years. The licensing of the use of frequency space with respect to over-the-air broadcasting is regulated in the Telecommunications Act. We broadcast our Dutch channels over-the-air through an arrangement with KPN Telecom.

Hungary

        In Hungary, we and our affiliates have the necessary license for television broadcasting for TV2, pursuant to a broadcasting agreement (the Broadcasting Agreement) dated July 9, 1997, between TV2 and the National Radio and Television Committee (the ORTT), which expires in July 2007. The ORTT is an independent authority whose members are elected and supervised by the Hungarian Parliament.

        The Radio and Television Broadcasting Act 1996 was amended in 2002 and upon Hungary's accession to the European Union in 2004, for the harmonization of Hungarian media laws with EU laws and regulations (the Hungarian Broadcasting Act). The Hungarian Broadcasting Act specifies that broadcasters must be natural persons, residents or legal entities registered in Hungary. The Hungarian Broadcasting Act also establishes rules in relation to program content, which are similar to the requirements imposed by the European Union. The Act, among other things, provides that national television channels, such as TV2, must broadcast at least one 20-minute news service during prime time (6:30pm to 9:30pm). National and regional television channels must spend at least 6% of their annual total advertising revenue on new Hungarian productions (the 6% Obligation). The ORTT has claimed that TV2 has not properly fulfilled the 6% Obligation in the past and imposed a fine on TV2. See "Item 8—Financial Information—Legal Proceedings—Hungary" for further information on this claim.

        The Hungarian Broadcasting Act also contains certain cross-media ownership restrictions between print and electronic media. In the case of national television broadcasters like TV2, no single natural or legal person may hold, whether directly or indirectly, more than 49% of the voting shares in any such broadcaster. Any person having a decisive interest (more than 25%) in a national broadcaster may not hold a decisive interest in any other Hungarian broadcaster with the exception of thematic channels. Also, at least 26% of the voting shares in a national broadcaster must be held by Hungarian natural persons or legal entities registered in Hungary.

        Among other things, the Broadcasting Agreement sets out TV2's obligations with respect to program structure, including its public service programming obligations. Under the Broadcasting Agreement, TV2 is also required to submit semi-annual reports to the ORTT demonstrating TV2's performance of its obligations under the Broadcasting Agreement. The ORTT has imposed fines and other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act and the Broadcasting Agreement, substantially all of which TV2 has appealed to the Hungarian courts. See "Item 8—Financial Information—Legal Proceedings—Hungary" for further information. The Broadcasting Agreement was amended as of January 1, 2004 to reduce certain of TV2's public service programming obligations. In certain cases, it also sets lower fine levels than the original Broadcasting Agreement. In addition, the amended Broadcasting Agreement regulates the protection of minors more rigorously and establishes increased penalties for breaches of the associated provisions of the agreement.

United Kingdom

        In the United Kingdom, we and our affiliates have the necessary licenses for the television broadcasting services of Kanal 5 (Sweden), Kanal 5 (Denmark), The Voice TV (Denmark), The Voice TV (Norway) and The Voice TV (Sweden).

        These services are licensed in the United Kingdom by the Office of Communications (OFCOM), the regulatory authority which replaced the Independent Television Commission (ITC) at the end of 2003. Previously, Kanal 5 (Sweden) and Kanal 5 (Denmark) held satellite television services (STS) licenses issued by the ITC. These were converted to television licensable content services (TLCS) licenses issued by OFCOM under the new UK regulatory and licensing regime introduced by the Communications Act 2003. The Voice TV (Denmark), The Voice TV (Norway) and The Voice TV (Sweden) were granted TLCS licenses by OFCOM in May 2004. TLCS licenses are of indefinite duration unless surrendered or revoked. There are no foreign ownership restrictions applying to TLCS licenses. The TLCS licenses contain specific conditions as to the operations of service providers. OFCOM has indicated that it intends to set out general standards and specific advertising and sponsorship standards in new codes. A new Broadcasting Code was consulted upon during the course of 2004. The new Broadcasting Code will replace several of the existing ITC Codes, including the ITC Program Code and the ITC Code of Program Sponsorship. OFCOM published the new Broadcasting Code at the end of May 2005 and the code will come into force on July 25, 2005. The new code simplifies the existing rules and covers standards in programs, sponsorship, fairness and privacy. In the meantime, the TLCS licenses require licensees to abide by the ITC's Codes of Practices, including the ITC Program Code and the ITC Code of Program Sponsorship.

        In November 2004, OFCOM contracted out the regulation of broadcast advertising to two newly established bodies, the Broadcast Committee of Advertising Practice and the Advertising Standards Authority, operating under the supervision of the Advertising Standards Authority. The Broadcast Committee of Advertising Practice has published an updated version of the ITC Advertising Standards Code, amended to reflect the co-regulatory partnership between OFCOM and the Advertising Standards Authority. The Code contains rules designed to ensure that advertisements broadcast are decent and truthful and do not cause harm or widespread offence. New rules on alcohol advertising were introduced on January 1, 2005. The new rules seek to ensure that alcohol advertisements are not attractive to children and young teenagers, that alcohol advertisements do not appear to condone anti-social behavior related to drinking and that they do not imply a link between drinking and sexual success.

Sweden

        In Sweden, we and our affiliates have the necessary registration at the Swedish Radio and Television Authority for operating the C More pay television services via direct-to-home and satellite-to-cable transmission. The registration includes the following services: CANAL+ (Sweden), CANAL+ (Norway), CANAL+ (Finland), CANAL+ (Denmark) and the pan-Nordic channels,

CANAL+ Film 1, CANAL+ Film 2, CANAL+ Sport and C More Film, as well as the pay-per-view service, Kiosk.

        In addition, C More was granted a license to broadcast three of its channels in the digital terrestrial network, which covers approximately 90% of the Swedish population. The license covers the channels CANAL+, CANAL+ Film 1 and CANAL+ Film 2, with sport content from the CANAL+ Sport channel during the weekends. All Swedish digital terrestrial licenses run until the end of 2005. Pending the implementation of a new licensing system and operational regime, the current licenses are expected to be prolonged until new legislation has been implemented.

        In Sweden, we and our affiliates also have the necessary licenses for local radio broadcasting, which expire on December 31, 2008.

        Local radio broadcasting in Sweden is governed by the Radio and Television Act and monitored by the Swedish Radio and Television Authority. In addition, the Electronic Communications Act contains provisions regarding licenses to use radio transmitters in connection with local radio broadcasting. Activities under the Electronic Communications Act are monitored by the Swedish Post and Telecom Agency.

        Pursuant to the Radio and Television Act, at least three hours of the radio broadcast time between 6:00am and 9:00pm must contain programs produced specifically for the radio channel. Following provisional regulations that were introduced when the Radio and Television Act was amended in 2001, certain provisions of the abrogated Local Radio Act shall continue to apply until December 31, 2008 to those of our licenses that expire in 2008, including the requirement that at least one-third of the broadcasts during each 24-hour period must consist of material specifically produced for the channel. For licenses granted after July 1, 2001, which concern three of our licenses, the license conditions contain other, individual requirements on broadcast content. Advertising is restricted to eight minutes per hour for all our radio licenses.

        Swedish broadcasting legislation applies to broadcasters established either in Sweden or in a foreign country that is not a party to the EEA Agreement. Our wholly owned subsidiary, Kanal 5 Limited, is an English company and is the holder of a television licensable content services license in the United Kingdom. Accordingly, Kanal 5 is not subject to regulation in Sweden. See "—United Kingdom" above and see also "Item 8—Financial Information—Legal Proceedings—Sweden/United Kingdom" for further information on a claim alleging that Kanal 5 ought to be licensed in Sweden and not in the United Kingdom. Our wholly-owned Swedish subsidiary, Kanal 5 AB, has been granted permission to operate a terrestrial digital television service in Sweden.

Belgium

        In Belgium, we and our affiliates have the necessary licenses for television broadcasting for VT4 and VijfTV, which was launched on October 1, 2004. VT4 and VijfTV are broadcast out of Flanders, using a license granted by the Flemish Media Commission (Vlaams Commissariaat voor de Media) on January 29, 2001. Licenses are granted for a period of nine years. VT4 and VijfTV are subject to the Flemish Media Act and related regulations as of March 1, 2002. The Flemish Media Act regulates the licensing of public and commercial television broadcasting and is substantially similar to the EU regulations with respect to television advertising and programming. Licensees are, however, obliged to broadcast two news programs per day.

Norway

        In Norway, we and our affiliates have the necessary television broadcasting registration with the Norwegian Mass Media Authority for TV Norge.

        The former requirement of the Norwegian Broadcasting Act of December 4, 1992 (the Norwegian Act) to be licensed to operate a satellite television station was replaced in 2004 by a requirement to be registered with the Norwegian Mass Media Authority. The registration has no expiration date. In addition, TVNorge was granted a license for operating a local television station in Oslo, which license will expire on December 31, 2009.

        In Norway, we and our affiliates also have the necessary licenses for local radio broadcasting, which expire on December 31, 2006. During 2004, the Norwegian Ministry of Cultural and Church Affairs made several changes to the Norwegian broadcasting regulations, including among others, a repeal of the former restriction on holding several licenses for local radio broadcasting in one and the same license area, and a repeal of the provision that no entity may control more than one-third of the total national local radio broadcasting market.

        Local television and radio broadcasting is governed by the Norwegian Act and the broadcasting regulations. The Norwegian Act is substantially similar to EU regulations with respect to television advertising and programming. Radio advertising is restricted to 15% of daily broadcasting time and to 12 minutes per hour.

Denmark

        In Denmark, we and our affiliates have the necessary operating agreements with the license holders for our TvDanmark television station and our radio operations, which expire on various dates, except for TvDanmark's satellite television license, which is of indefinite duration. The main television license, which is for the Copenhagen area, expires in September 2008. Because Kanal 5 (Denmark) is a satellite channel established in the United Kingdom, Kanal 5 is not subject to regulation in Denmark.

        The Danish Radio and Television Activities Act provides for, among other things, the networking of local television stations. Pursuant to this legislation, the local television committee in Copenhagen granted a network license to Kanal 60 A/S, to permit 24-hour transmission until September 30, 2008 in Copenhagen. Our subsidiaries, Kanal 2 Primetime A/S and TvDanmark A/S, which do not have broadcasting licenses themselves, have entered into contracts with Kanal 60 A/S and nine local channels that have enabled the networked transmission of the TvDanmark channel since April 7, 1997.

        In Denmark, radio broadcasting licenses are issued by municipal radio and television committees to local associations in accordance with the Danish Radio and Television Act. In addition to the broadcasting licenses, the use of radio frequencies in Denmark must be authorized by virtue of a license granted by the Danish National IT and Telecom Agency. The Radio and Television Broadcasting Act requires local radio associations to carry on their programming services independently but allows them to enter into production agreements with providers of radio programs. By entering into such production agreements with the holders of licenses, our Danish subsidiaries SBS Radio A/S and Radio2 A/S, which do not have such licenses themselves, have obtained the right to broadcast radio programs in several parts of Denmark. Under the Radio and Television Broadcasting Act, radio advertising is restricted to 15% of daily broadcasting time and to 12 minutes per hour.

Romania

        In Romania, we and our affiliates have the necessary licenses for television broadcasting for Prima TV. Its license for satellite television broadcasting expires in February 2007, and its license for terrestrial television broadcasting expires in September 2012. Licenses are granted by the General Inspectorate for Communications and Information's Technology and the Audio-visual National Council for nine-year periods and can be renewed for additional nine-year periods.

        We and our affiliates also have the necessary radio broadcasting licenses in Romania from the General Inspectorate for Communications and Information Technology and the Audio-visual National

Council for our Kiss FM and Radio Star radio stations. In addition, we have a satellite radio broadcasting authorization which is valid until November 2006.

        The Romanian Audio-visual Law, as amended, specifies that private broadcasters that are subject to the jurisdiction of Romania have to be organized as commercial companies. A person cannot be a direct or indirect majority investor in or shareholder of more than one broadcasting company, nor may a majority investor in or shareholder of one broadcasting company hold more than 20% of the share capital of any other broadcasting company. In addition, a legal entity or natural person may not hold more than two audio-visual licenses of the same type for the same administrative territorial area. There are no foreign ownership restrictions. Any legal entity or individual that holds or becomes the holder of 10% or more of the share capital or voting rights of a commercial company holding an audio-visual or broadcasting license or of a company that controls a company holding such a license is obligated to notify the Audio-visual National Council thereof, within one month of reaching this threshold. The Audio-visual Law also aims at preventing the creation of a dominant position in the formation of public opinion, which is considered to exist, at a national level, in respect of a broadcaster whose market share exceeds 30% of the total market of services at the national level and, at a local or regional level, in respect of a broadcaster whose market share exceeds 25% of the market of services at the local or regional level. The Audio-visual Law provides regulations similar to those imposed by the European Union.

        To comply with the above mentioned Romanian media ownership rules, SBS currently holds 100% of the beneficial interest of the shares in European Radio Investments Limited (ERI), the majority shareholder of the Romanian company Prima Broadcasting Group SA, which holds the radio licenses. SBS is entitled to all distributions made by ERI. Pending a corporate reorganization of the Romanian television and radio interests owned by SBS, legal title to the ERI Shares is held by Mr. Anthony Ghee, a director of the Company. These shares are held on trust for the sole benefit of the Company. Mr. Ghee has agreed to exercise voting power in accordance with the wishes of the Board of the Directors of the Company. Upon the corporate restructuring being completed, legal title of the ERI shares will be transferred to the Company. The Audio-visual National Council of Romania has confirmed that this ownership structure complies with applicable Romanian media laws and regulations.

Finland

        In Finland, we and our affiliates have the necessary license for the broadcast of four C More pay television services in the Finnish digital terrestrial network, which covers approximately 70% of the Finnish population. The license includes CANAL+, CANAL+ Film 1, CANAL+ Film 2 and CANAL+ Sport, and is valid until August 31, 2010. In addition, the entire CANAL+ package is available in Finland via direct-to-home and satellite-to-cable transmission.

        Our wholly owned subsidiary, TV5 Finland Oy, which operates The Voice TV in Finland, has a license for digital television broadcasting in the Finnish digital terrestrial network, which expires on August 31, 2010.

        In Finland, we and our affiliates also have the necessary licenses for radio broadcasting, which expire on December 31, 2006.

        The Finnish Television and Radio Broadcasting Act 1998 regulates the public broadcast of television and radio programming. The licensing authority is the Council of State and the implementation of the act is supervised by the Ministry of Transport and Communications. The effective implementation of the legislation is vested in Finland's Communications Regulatory Authority and as applicable the Consumer Ombudsman. Radio advertising is restricted to 10% of daily broadcasting time and to 24 minutes during any two-hour back-to-back broadcast period.

Greece

        In Greece, broadcasting licenses are issued, renewed and revoked by the National Radio & Television Council (the NRTC), an independent administrative authority, which, pursuant to Law 2863/2000, oversees the radio and television services sector by issuing enforceable administrative acts. Licenses for the operation of radio stations are granted to public legal entities, Greek or other EU citizens, companies controlled by Greek or other EU citizens or companies that have been formed under the legislation of an EU member state and which maintain their main registered offices in an EU state, provided that a constant and permanent nexus to that state can be evidenced. Greek rules limit the granting of such licenses to companies in which non-EU shareholders' stake in the total equity of the company does not exceed 25%. The shares of a broadcasting company must be registered. If registered shares of a broadcasting company are owned by a legal entity, then that entity's shares must be registered and must be owned by individuals. Greek media law previously provided an exception to the above rule for companies limited by shares whose shares are traded on a local or foreign exchange; such companies could own a stake of up to 25% of the equity of a radio licensed company. This exception has been recently repealed by the enactment of the Law 3310/2005. As described more fully below, we have filed a complaint with the EU commission alleging that the rule requiring EU-listed companies with an interest in Greek radio companies to have registered shares belonging to natural persons is null and void under the EC Treaty.

        Greek media concentration rules provide that an individual or entity may not be granted more than one radio broadcasting license and may only participate in one company that has such a license. Shareholders are prohibited from owning equity, whether directly or indirectly, in more than one radio station or in more than two of the three categories of mass media (radio, television and press). The Greek government has announced its intention to modify existing media concentration legislation in the near future.

        Under Greek law, all radio stations, including Lampsi, broadcasting on November 1, 1999, were deemed to be operating lawfully pending the conclusion of the licensing process, which had then been initiated by the Greek Ministry of Press and Mass Media. On March 14, 2001, Lampsi submitted an application for a radio license in accordance with the then-applicable license tender procedures. On March 27, 2001, the Greek Ministry ordered Lampsi and a number of other radio stations to immediately suspend their operations on the grounds that their continued operations interfered with the Greek civil aviation authority's communications in relation to the operation of the new Athens International Airport. We believed Lampsi was in material compliance with the relevant Greek radio laws and regulations and sought an injunction against the above order, which was denied by the Greek court. We also filed a complaint with the European Commission. Concurrently, Lampsi submitted an application for the grant of a new license. On March 14, 2002, a four-year broadcasting license was granted to Lampsi and the station resumed its on-air operations on March 19, 2002. Subsequently, several radio stations submitted motions before the Greek Council of State for the annulment of the licenses granted under the aforementioned tender proceedings. The Council of State in October 2004 granted these motions and annulled the licenses, including that of Lampsi. Lampsi and the other radio stations whose licenses were annulled have been permitted to continue to operate until such time as a new license tender is announced, and provided the stations participate in the tender, until the tender process is completed. The tender process is scheduled to occur in August of 2005. We filed a request for interim measures in March 2005 and we continue to pursue our claims with the European Commission. See also "Item 8—Financial Information—Legal Proceedings—Greece".

        In addition to the above proceedings, in June 2004 we acquired the remaining 30% minority interest in Lampsi. This acquisition is subject to the approval of the Greek media authorities for which the Company has applied, but which implicates a number of the same issues as those surrounding the annulment of Lampsi's operating license. Accordingly, we expect a determination from the authorities will be reached around the same time as the situation concerning Lampsi's license is resolved.

Switzerland

        In Switzerland, we and our affiliates have applied for the necessary license for broadcasting of our pay television channel C MORE FILM in Switzerland.

        The license applied for is a nation-wide Swiss license for pay-television services consisting mainly of films, but with the possibility of including other content in the future. The licenses are normally granted for a period of ten years. Pending the license grant, the C More service is broadcast pursuant to an agreement with Cablecom GmbH under its license.

Internet Regulations

        Regulation of Internet activities takes two forms: existing laws at the EU and national levels apply to the extent they are relevant to such activities and additional rules specifically targeting Internet activities may apply.

        In 1995, the European Community adopted a Data Protection Directive harmonizing the protection of individual rights with regard to the processing of personal data and the free movement of such data across the EEA (the Data Protection Directive). In addition, the European Community has adopted several regulations aimed at activity on the Internet such as the Directive on Privacy and Electronic Communications (yet to be implemented in several member states, including Belgium, Finland and The Netherlands), the Electronic Commerce Directive, the Electronic Signatures Directive, the Distance Selling Directive and the Copyright Directive. These directives set forth EU rules for determining which nation's law will apply to Internet activities.

        Directive 2000/31/EC of June 8, 2000, known as the Electronic Commerce Directive, is concerned with the legal aspects of information society services, in particular electronic commerce in the internal market and covers services such as video on demand. The Electronic Signatures Directive (1999/93/EC of December 13, 1999) sets out a EU framework for the use of electronic signatures.

U.S. AGENT

        Our U.S. agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This discussion includes forward-looking statements. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Statements" and "Item 3—Key Information—Risk Factors". All amounts, except for percentages and share data, are presented in thousands of euro or U.S. dollars, as applicable.

GENERAL

        The following discussion and analysis of our results of operations and financial condition, which should be read together with our consolidated financial statements and the notes thereto appearing elsewhere in this document, is organized in sections as follows:

        Overview and Outlook.    This section provides a brief description of our television, radio and print activities. It also discusses economic and industry-wide factors that we believe are relevant to the Company, as well as those trends and uncertainties that we think are the most significant to the Company.

        Recent Developments.    This section provides a brief description of major events and significant investments, acquisitions and divestments that have impacted our results of operations and therefore their comparability across years.

        Financial Reporting and Accounting.    This section explains how we prepare our financial statements and the presentation of our three operating segments: Television, Radio and Print.

        Critical Accounting Policies.    This section provides a discussion of certain accounting estimates and assumptions involved in the application of U.S. GAAP that may have a material impact on our reported financial condition and operating performance, and on the comparability of this information over different periods.

        New Accounting Pronouncements.    This section provides a brief analysis of new accounting changes for the Company, which might have an impact on our results of operations, financial position and cash flows from January 1, 2005.

        Key Performance Indicators.    This section presents in summary form our key performance indicators and operating margins. We believe these are important metrics that enable us and investors to understand our cost structure and how we manage our costs.

        Results of Operations.    This section provides a discussion and analysis of our results of operations for the year ended December 31, 2004 as compared to the year ended December 31, 2003 and for the year ended December 31, 2003 as compared to the year ended December 31, 2002.

        Liquidity and Capital Resources.    This section provides an analysis of our financial condition for the year ended December 31, 2004, and cash flows for the year ended December 31, 2004 as compared to the year ended December 31, 2003, and includes a discussion of our off-balance sheet arrangements, contingent liabilities and contractual obligations.

OVERVIEW AND OUTLOOK

        The Company currently operates in three business segments:

  •
  Television:    We currently control and operate television stations that broadcast in or into The Netherlands, Hungary, Sweden, Flemish Belgium, Norway, Denmark, Finland and, since March 2005, Romania.

  •
  Radio:    We control and operate radio stations in Sweden, Finland, Denmark, Norway, Greece and, since March 2005, Romania.

  •
  Print:    We control and operate the Veronica Magazine, a weekly magazine, including a television and radio guide in The Netherlands.

        Television revenues are primarily generated from the sale of advertising time, which in 2004 represented approximately 82% (83% in 2003) of the net revenues generated by our consolidated television operations. The remaining revenue was derived from other sources, such as cable subscription fees, sale of airtime (including teleshopping), SMS, sponsoring and non-cash revenues from barter transactions. While television advertising revenue is expected to continue to increase in the medium term, we expect non-advertising revenues (primarily pay television subscription revenues) to grow faster and become an increasing portion of our total revenues. Television advertising fluctuates between quarters and is, in general, lowest in the third quarter of each calendar year, which includes the summer holiday period (July and August), and highest during the fourth quarter when advertisers buy advertising for the Christmas sales. Television advertising sales also tend to be slightly higher in the second half of the year. Based on pre-acquisition data, the subscription sales for our C More pay television services tend to be lowest in the spring and summer seasons. Subscription sales generally increase during the autumn and winter seasons, reflecting seasonal weather conditions, and are highest during the fourth quarter (particularly in December). Following our acquisition of C More, we expect this trend to continue.

        Our radio revenues are primarily generated from the sale of advertising time, which accounted for approximately 80% of the net revenues generated by our consolidated radio operations in 2004 (79% in 2003). The remaining revenue was derived from other sources, such as cable subscription fees, sponsoring, merchandising, royalties, SMS, advertising spot productions and non-cash revenues from barter transactions, whereby advertising time is exchanged for goods or services, such as advertising in other media. We expect the non-advertising revenues to grow faster than radio advertising revenues and become an increasing portion of our total revenues, as we are increasingly pursuing revenue streams other than advertising. Radio advertising sales tend to be lowest in the first quarter of each calendar year, and highest during the fourth quarter, when advertisers buy advertising for the Christmas sales.

        Print revenues are primarily generated from annual subscriptions and newsstand sales of our weekly magazine, Veronica Magazine, which accounted for approximately 66% of the net revenues generated by our print operations in 2004. The remaining revenue was derived from other sources, such as advertising sales and merchandising.

        Our most significant operating expenses are programming and distribution expenses, employee salaries, advertising and promotional expenditures.

        Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations. Currency rate fluctuations reduced euro-reported revenues and euro-reported operating income by €6,612 and €235, respectively, when comparing 2003 to 2002, and reduced euro-reported revenues and euro-reported operating income by €2,524 and €295, respectively, when comparing 2004 to 2003.

        For the past two years, the euro has displayed an overall strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. However, since December 31, 2004, the U.S. dollar has strengthened against the euro by approximately 11%. We use forward exchange contracts to hedge a significant portion of our U.S. dollar-denominated program rights contracts, but future exchange rate trends, and therefore the impact of future exchange rate fluctuations on us, cannot be predicted with any certainty. For more information on our exposure to exchange rate fluctuations, see "Item 11—Quantitative and Qualitative Disclosures about Market Risk".

        The key driver that we expect will affect our revenues and profitability is the growth of the television advertising market in our existing markets and in the new markets that we may enter. The growth of the advertising markets is, in general, correlated to the economic growth in the markets, i.e., the growth in the Gross Domestic Product (GDP). The pace and extent of such trends cannot be predicted with any certainty.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. In 2004, inflation in our markets ranged from approximately 2% to 4%. We do not believe that current inflationary trends will have a material effect upon our business, although future inflationary trends cannot be predicted with any certainty.

RECENT DEVELOPMENTS

        The following discussion addresses factors affecting the comparability of our consolidated financial statements for the years ended December 31, 2003 and 2004, as well as other significant recent developments.

2003 and 2004

        When comparing our results for the year ended December 31, 2004 with those of the year ended December 31, 2003, the following should be noted:

        Our consolidated financial statements for the year ended December 31, 2003 reflect:

  •
  our sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003,

  •
  the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003,

  •
  our acquisition of the print operations from Veronica Holding B.V. in September 2003, and

  •
  our acquisition of radio operations in Norway and Denmark in September 2003.

        Our consolidated financial statements for the year ended December 31, 2004 reflect:

  •
  our acquisition of a 49.3% minority interest in TV Norge AS in July 2004, which increased our ownership stake in TV Norge AS to 100%,

  •
  our acquisition of the remaining 30% minority interest in Lampsi in June 2004, which increased our ownership stake in Lampsi to 100%, and

  •
  our cash capital contribution in SBS Radio AB, which increased our ownership from 51% to 59% in December 2004.

        Our consolidated financial statements for the year ended December 31, 2004 also were affected by:

  •
  the launch of VijfTV in Belgium in October 2004

  •
  the launch of Irisz in Hungary in September 2004, and

  •
  the launch of our first four digital television stations under the brand "The Voice TV" in Denmark, Norway, Sweden and Finland starting in August 2004.

        The launch of the six stations had a negative impact on operating income of €6,499 for the year ended December 31, 2004.

        In addition, the comparability of the results was affected by the redemption of our 7% Convertible Subordinated Notes, which had an outstanding principal amount, denominated in U.S. dollars, of $53,650. By the redemption date, December 19, 2003, holders of notes with a total principal amount of $53,222 had elected to convert their notes into 1,827,047 Common Shares at the conversion price of $29.13 per Common Share. The remaining outstanding principal amount, €428, was redeemed for cash. During 2004, we also acquired and cancelled €31,045 of our 12% Senior Notes due 2008.

2005

        Subsequent to December 31, 2004, we have completed the following transactions:

        On March 1, 2005, we increased our equity stake in Prima TV to 86% following the purchase of an additional 48.8% indirect equity stake for €7,800 from Romanian Investment and Development srl. In June 2005, we increased our equity interest in Prima TV to 100%, following the acquisition of a further indirect stake in the company from its former Romanian minority partners in Prima TV for €2,200. We have held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

        We also acquired Kiss FM, Romania's leading FM radio network, based on a prime time market share of 24.8% among the age 15 to 40 urban target group in Fall 2004 (Source: IMAS), as well as FM radio network Radio Star, from MG Media Group Holding S.A. for a total of €22,500 on a debt-free basis. The radio acquisition is subject to the post-closing condition of approval from competition authorities.

        On March 8, 2005, we acquired all of the shares and warrants of C More for €269,600 in cash. The acquired net assets of C More include approximately €20,000 in cash at December 31, 2004. The sellers are primarily private equity funds represented by Baker Capital and Nordic Capital. In 2004, C More Group had revenues of SEK 1,657,000 (€181,000) from channel subscriptions and other sources. C More has had positive net income for the last three years and has no debt.

        C More is the leading Nordic premium pay entertainment provider, with approximately 770,000 subscribers in Sweden, Norway, Finland and Denmark. C More is the only provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands. The channels are distributed primarily by direct-to-home satellite, cable, broadband and, increasingly, by digital terrestrial transmission.

        C More became the first operation in our new business segment of premium pay television.

        On March 7, 2005, we entered into a €300,000 unsecured bridge facility agreement with ABN AMRO Bank N.V. (the Bridge Facility) and then drew down €210,000 in order to finance in part our acquisition of C More. We financed the remainder of the purchase price from our cash balances.

        On May 12, 2005, we entered into a €325,000 secured credit facility with ABN AMRO Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland PLC, as arrangers, and certain other lenders (the Credit Facility). We then drew down €325,000 under the Credit Facility to repay and cancel the Bridge Facility and refinance all our outstanding Senior Notes (by way of covenant defeasance followed by redemption).

FINANCIAL REPORTING AND ACCOUNTING

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

        Our consolidated operations generate revenues primarily in euro, Hungarian forint, Swedish kronor, Norwegian kroner and Danish kroner and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in U.S. dollars. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to transactions in currencies other than the functional currency of the entity involved are reflected in the results of operations as foreign exchange gain / (loss).

        In the discussions of the results for the year ended December 31, 2004 compared to the year ended December 31, 2003, we divide our operations into three segments:

  (1)
  "Television operations", which include:

  •
  SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations";

  •
  TV2 and, since September 2004, Irisz (in Hungary) and jointly referred to as "our Hungarian Television operations";

  •
  Kanal 5 (in Sweden);

  •
  VT4 and, since October 2004, VijfTV (in Flemish Belgium) and jointly referred to as "our Belgian Television operations";

  •
  TVNorge (in Norway);

  •
  TvDanmark and Kanal 5 (in Denmark) and jointly referred to as "our Danish Television operations";

  •
  since August 2004, The Voice TV (in Denmark, Norway, Sweden and Finland); and

  •
  other related operations that are not material.

  (2)
  "Radio operations", which include:

  •
  The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and Studio 107.5 in Stockholm, and, since October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as "our Swedish Radio operations";

  •
  KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations";

  •
  The Voice, Pop FM and, since September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as "our Danish Radio operations";

  •
  Since September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; and

  •
  Lampsi (in Greece).

  (3)
  "Print operations", which include the Veronica Magazine and the Satellite Magazine in The Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

        Results from TVN and TVN7 in Poland (through December 2, 2003), Prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we held (during the relevant periods) an interest of less than half of the voting rights or were otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

CRITICAL ACCOUNTING POLICIES

        The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Critical accounting policies are the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. For further discussion of these accounting policies, as well as our other accounting policies, see Note 1 to our consolidated financial statements included in this annual report.

Revenue Recognition

        The primary source of our revenue is the sale of airtime on our television and radio stations to advertisers. Revenue is recorded when advertisements are aired. Other sources of revenue include cable subscriptions and newsstand sales, sale of airtime (including teleshopping), sponsoring, merchandising, royalties, SMS, advertising spot productions and non-cash revenues from barter transactions. Revenue from barter transactions in which we exchange air-time for other media advertising, programming, merchandise, or equity investments, is based upon the estimated fair market value of the asset received or service rendered. In most cases, we barter for other media advertising and the fair market value is based upon the fair value of the advertising provided to the counterparty. Barter revenues represented 4%, 3% and 2% of our consolidated revenue in the years ended December 31, 2002, 2003 and 2004, respectively.

Income Taxes

        We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realization is more unlikely than not.

        The determination of deferred tax assets and liabilities, and any valuation allowances requires management's judgments and interpretations. The net deferred tax assets may need to be adjusted in the event of changes in tax rates, and/or changes in estimates of future taxable income. Any future changes in the income tax rates may significantly impact future financial results.

        We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income, the mix of earnings in the jurisdictions in which we operate, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located. Valuation allowances may need to be adjusted in the event that estimates of future taxable income change from the amounts currently estimated. While we believe that our judgments and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect our future financial results.

        We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are recorded when identified, which is generally in the fourth quarter of the subsequent year.

        The amount of income taxes we pay is subject to ongoing audits by Luxembourg and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. As a result, our effective tax rate may fluctuate on an annual basis.

Program Rights

        Program rights and the corresponding contractual obligations are recorded when the license period begins and the program is available for use. The accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting a sufficient audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. We wrote down the value of certain programs by €7,933 and €4,012 in the years ended December 31, 2003 and 2004, respectively, based upon our analysis. The amortization of our program rights is estimated in accordance with SFAS 63, Financial Reporting by Broadcasters, and our historical experience with similar program types. SFAS 63 prescribes that the cost of a licensed program shall be amortized based on the estimated number of future showings. If the first showing is more valuable to a station than reruns, an accelerated method of amortization shall be used.

Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than-temporary impairment. Our assessment is based on all available evidence, including the duration of the investment and extent to which the investment's market price (if available) is less than our carrying value, the financial health of the investee, including its expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that certain investments have incurred an other-than-temporary impairment. As a result, we have written down these investments to their fair value. Fair value is determined based upon quoted market prices (if available) or our estimate of fair value based upon the above factors. We recorded impairments to our investments of €32,855, €8,929 and €0 for the years ended December 31, 2002, 2003 and 2004, respectively.

Long-lived Assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. There were no events that required us to perform an assessment of our long-lived assets during 2004. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

Business Combinations, Goodwill, and Other Intangible Assets with Indefinite Lives

        We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

        Our accounting policy is to record gains or losses on the issuance of subsidiary stock. Therefore, for example, upon the issuance of a 10% equity interest in SBS Broadcasting B.V. in 2003, we recorded a gain of €29,233. This policy is consistent with our prior subsidiary stock transactions. Without this gain our net income would have been €1,037 for the year ended December 31, 2003.

        We are required to test our goodwill for impairment annually, or earlier if changes in the operating results of the reporting unit or changes in the valuation of other European broadcasters occur. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on a combination of comparable market multiples, additional market information and discounted cash flow valuation models. To determine the amount of impairment and the fair value of assets and liabilities, judgments and estimates are required based on external market and industry data, and forecasts of operational performance. Differences between our estimates and the actual performance of SBS, as well as market and industry developments, changes in the business strategy, change of resources and the disposal of business could all result in an impairment. We did not record any impairment of our goodwill in 2004 as a result of annual impairment tests, but there can be no assurance that future impairment tests will not result in a material impairment of goodwill if adverse conditions occur.

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The adoption of this pronouncement on January 1, 2003 did not have a material impact on the Company's results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and in December 2003, issued a revision to FIN 46. FIN 46 expands upon and strengthens existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires "variable interest entities" (as defined by the interpretation) to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity's primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The Company's final adoption of this interpretation in 2004 did not have a material impact on its financial position or results of operations.

        In September 2004, the Emerging Issue Task Force issued Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill". Topic D-108 requires that the direct value method, rather than the residual value method, be used to value intangible assets other than goodwill for intangible assets acquired in business combinations completed after September 29, 2004. Under the residual value method, the fair value of the intangible asset is determined to be the difference between the enterprise value and the fair value of separately identifiable assets; whereas, under the direct value method all intangible assets are valued separately and directly. Topic D-108 also requires that registrants who have applied the residual method to the valuation of intangible assets for purposes of impairment testing shall perform an impairment test using the direct value method on all intangible assets no later than the beginning of fiscal years beginning after December 15, 2004. Impairments resulting from the application of the direct value method and the related tax effects should be reported as a cumulative effect of a change in accounting principle. The provisions of Topic D-108 did not affect the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (as revised in 2004, and as amended in April 2005, referred to as SFAS 123R) "Share-Based Payment", which replaces SFAS 123 and supersedes APB 25. SFAS 123R, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first year after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the quarter that begins January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retrospective adoption options. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective option requires that compensation expense is recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retrospective methods would record compensation expense for all unvested stock options and restricted stock beginning the first period restated. The Company is currently evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and has not determined whether the adoption will result in amounts that are similar to the pro forma disclosures under SFAS 123.

KEY PERFORMANCE INDICATORS

        The Company uses the key indicator of operating income before interest, taxes, depreciation, amortization and non-cash compensation (adjusted operating income), along with adjusted operating income margin (i.e., adjusted operating income divided by net revenues), primarily to evaluate the group's and our individual subsidiaries' operating performance and for planning and forecasting future business operations. These key indicators provide investors with an opportunity to evaluate our performance as it is viewed by management. Although other companies in the broadcast industry may present other financial measures, or calculate these measures differently than we do, we believe that adjusted operating income and adjusted operating income margin may provide some comparability in analyzing the operating performance of companies in our industry.

        Adjusted operating income and adjusted operating income margin exclude depreciation and amortization expenses in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management on a short-term basis. The measures also exclude non-cash compensation because it does not reflect the operating results that we achieve from servicing our customers.

        There are material limitations to using measures such as adjusted operating income and adjusted operating income margin, including the aforementioned difficulties associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account significant items, such as depreciation and amortization. Adjusted operating income should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP, such as operating income and net income. Management believes that when used in this fashion adjusted operating income and adjusted operating income margin can be useful tools despite their limitations.

        We provide below, on a consolidated basis, a reconciliation of the non-GAAP term measure operating income to operating income for each of the three years ended December 31, 2004.

	Year ended December 31,
	2002	2003	2004
Operating income before depreciation, amortization and non-cash compensation	€36,186	€73,051	€104,335
Non-cash compensation	(1,559)	(4,966)	(2,995)
Depreciation	(15,520)	(15,120)	(12,976)
Amortization	(7,392)	(9,760)	(15,438)

Operating income	11,715	43,205	72,926

        In addition to adjusted operating income, we monitor our operating expenses as a percentage of our net revenue as part of our cost management efforts. We rely on this measurement, in particular, to help plan and implement the expansion of our existing businesses and the development of new revenue streams. The following table shows our operating expenses as a percentage of net revenues for the periods indicated (as well as a reconciliation of adjusted operating income margin to operating income margin).

Operating Expenses as a Percentage of Net Revenue

	Year ended December 31,
	2002	2003	2004
Net revenue	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses (exclusive of depreciation and amortization)	71.6%	66.7%	63.6%
Selling, general and administrative expenses (exclusive of depreciation and amortization)	18.4%	18.1%	18.8%
Corporate expenses	2.8%	2.6%	2.2%

Adjusted operating income margin	7.2%	12.6%	15.4%
Non-cash compensation	0.3%	0.9%	0.4%
Depreciation and Amortization	4.5%	4.3%	4.2%

Operating income margin	2.4%	7.4%	10.8%

RESULTS OF OPERATIONS

Year ended December 31, 2004 compared to year ended December 31, 2003

	Year ended December 31,
	2003	2004	Increase/(decrease)
	(Euro thousands)		(Euro thousands)%
Net revenue	€581,691	€678,277	€96,586	17%
Operating expenses:
Station operating expenses	388,176	431,462	43,286	11%
Selling, general and administrative expenses	105,355	127,226	21,871	21%
Corporate expenses	15,109	15,254	145	1%
Non-cash compensation	4,966	2,995	(1,971)	(40)%
Depreciation and amortization	24,880	28,414	3,534	14%

Operating income	€43,205	€72,926	€29,721	69%

Net revenue

        Net revenue increased €96,586, or 17%, from €581,691 in 2003 to €678,277 in 2004.

        The increase in net revenues at our Television operations was €42,104, or 8%, mainly due to increased net revenues of €13,965, or 18%, at our Hungarian Television operations due to an increased television advertising market following Hungary's accession to the European Union. Our Belgian Television operations had increased net revenues of €11,406, or 21%, mainly due to increased viewing shares at VT4 and the launch of VijfTV in October 2004. Kanal 5 had increased net revenues of €5,349, or 6%, mainly due to increased viewing shares. Despite an unchanged television advertising market in The Netherlands our Dutch Television operations had increased net revenues of €4,321, or 2%, mainly due to an increase in our share of the television advertising market. Our Danish Television operations had increased net revenues of €4,104, or 10%, in line with the increase in the television advertising market. Despite a weakening of the Norwegian kroner against the euro, TVNorge had increased net revenues of €1,681, or 3%. In the local currency, net revenues increased 8%, mainly due to an increase in the television advertising market.

        Our Radio operations net revenues increased €12,042, or 26%, mainly due to revenues at the radio stations acquired in 2003. Such increased revenues were partly offset by a decrease in revenues at our Danish radio operations of €3,338, mainly due to a decrease in the Danish radio advertising market and a decrease in cable fees of approximately €1,500.

        Our print operations, acquired in September 2003, had net revenues of €63,410 in 2004 compared to net revenues of €20,970 for the four months ended December 31, 2003. Net revenues at our print operations increased mainly due to an increased number of subscribers.

Station operating expenses

        Station operating expenses increased €43,286, or 11%, from €388,176 in 2003 to €431,462 in 2004, mainly due to expenses at the print and radio operations acquired in 2003 and at our newly launched television stations. Excluding such increases, station operating expenses increased €8,222, or 2%. Station operating expenses expressed as a percentage of net revenues were 66.7% and 63.6% in 2003 and 2004, respectively.

        Station operating expenses at our Television operations increased €13,368, or 4%, mainly due to programming expenses at our newly launched VijfTV, Irisz and The Voice TV of €2,890, €1,013 and €1,952, respectively. Excluding the expenses at our newly launched stations, the Television operations had increased station operating expenses of €7,513, or 2%, mainly due to increased programming expenses of €3,010, or 8%, at Kanal 5 and €2,444, or 6%, at VT4, mainly due to an increased volume of local productions and sports, which are more expensive than acquired television series and movies.

        Our Radio operations had increased station operating expenses of €7,572, or 40%, mainly due to expenses at the radio stations acquired in 2003.

        Our Print operations, acquired in September 2003, had print and distribution expenses of €34,967 in 2004, compared to €12,621 in the four months ended December 31, 2003.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €21,871, or 21%, from €105,355 in 2003 to €127,226 in 2004, primarily attributable to expenses at the Print and Radio operations acquired in 2003 and expenses at our recently launched television stations. Excluding such increases, the selling, general and administrative expenses increased €4,696, or 4%, mainly due to increased sales related expenses and marketing. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.1% and 18.8% in 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the impact of the radio stations acquired in 2003.

Corporate Expenses

        Corporate expenses increased €145, or 1%, from €15,109 in 2003 to €15,254 in 2004, mainly due to expenses related to Sarbanes-Oxley compliance work. Such increases were partly offset by lower performance bonuses. Corporate expenses expressed as a percentage of net revenues were 2.6% and 2.2% in 2003 and 2004, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,971 from €4,966 in 2003 to €2,995 in 2004. The decrease was mainly due to the absence in 2004 of stock options subject to variable accounting treatment. Non-cash compensation expressed as a percentage of net revenues was 0.9% and 0.4% in 2003 and 2004, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €3,534, or 14%, from €24,880 in 2003 to €28,414 in 2004, mainly due to depreciation and amortization related to the Print and Radio operations acquired in 2003. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.3% and 4.2% in 2003 and 2004, respectively.

Operating Income

        Operating income increased €29,721 from €43,205 in 2003 to €72,926 in 2004, primarily due to increased operating income of €26,219 at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at our Hungarian Television operations of €11,153. The increase was also attributable to improved performance at our Danish Television operations of €4,903, at our Dutch Television operations of €4,056 and at our Belgian Television operations of €4,028.

        Our Radio operations had decreased operating income of €7,898, mainly due to lower operating income of €5,883 at our Danish Radio operations due to a decrease in the Danish radio advertising market and a decrease in cable fees of approximately €1,500.

        Our Print operations, acquired in September 2003, had an operating income of €12,088 in 2004 compared to €2,514 in the four months ended December 31, 2003.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €6,169 from €7,273 in 2003 to €1,104 in 2004, mainly due to a loss of €8,929 recorded in 2003 on the sale of our investment in TVN in Poland.

Net Interest Expense

        Net interest expense decreased €12,613, or 51%, from €24,619 in 2003 to €12,006 in 2004. The decrease was primarily attributable to the absence in 2004 of interest expense on our 7% Convertible Subordinated Notes which were repurchased and redeemed in December 2003. This decrease was also due to the absence in 2004 of a €2,568 loss on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €8,362, from €12,167 in 2003 to €3,805 in 2004, primarily attributable to a lower currency gain in 2004 on our U.S. dollar-denominated liabilities. The U.S. dollar weakened 20% against the euro during 2003 compared to 8% during 2004.

Investment Gains (Losses)

        Investment gains decreased €19,315, from €29,121 in 2003 to €9,806 in 2004, mainly due to a non-cash investment gain recorded in 2003 on our share of the transfer of 10% equity interest in our Dutch Television operations (SBS Broadcasting B.V.) as consideration for the Print operations. In 2004, we recorded an investment gain of €7,018 on the exercise of 1.7 million warrants and related exercise into common shares of Lions Gate Entertainment Corp. and the sale of the underlying common shares of that company, and a €2,702 gain on the sale of our investment in Telitas AS.

Loss on Extinguishment of Debt

        In 2003, we recorded a loss of €140 on the extinguishment of $16,400 face value of our 7% Convertible Subordinated Notes and of €300 face value of our 12% Senior Notes, compared to a loss of €5,124 recorded in 2004 on the extinguishment of €31,045 face value of our 12% Senior Notes.

Other Expenses, Net

        Other expenses, net, decreased €366 from €2,605 in 2003 to €2,239 in 2004. Other expenses mainly comprise municipality taxes payable as a percentage of advertising revenue by our Hungarian Television operations.

Income Taxes

        Income taxes decreased €4,903, from €12,750 in 2003 to €7,847 in 2004, mainly due to a €6,876 reduction of the valuation allowances for our deferred tax assets and a tax benefit of €3,025 from a decrease of the corporate income tax rates applicable to our Dutch Television operations. In assessing the valuation allowance for deferred tax assets, management mainly considers projected future taxable income, which is increasing, and thus reduces the level of valuation allowances.

Net Income

        As a result of the foregoing, our net income increased €19,514, from €30,270 in 2003 to €49,784 in 2004. Without the non-cash investment gain on the Veronica transaction recorded in 2003 and the non-recurring investment gains and tax benefits recorded in 2004, the net income increased €29,216 from €1,037 in 2003 to €30,253 in 2004.

Key Performance Indicators

        Adjusted operating income increased €31,284, or 43%, from €73,051 in 2003 to €104,335 in 2004, and adjusted operating income margin increased from 13% in 2003 to 15% in 2004. The increase was primarily attributable to improved performance at our Hungarian, Danish and Belgian Television operations of €11,319, €4,061 and €3,968, respectively. Operating income before depreciation, amortization and non-cash compensation increased €2,331 at our Dutch Television operations, €1,490 at Kanal 5 and €1,449 at TV Norge.

        Our Radio operations had decreased adjusted operating income of €4,679, and our Print operations had increased adjusted operating income of €13,113.

Year ended December 31, 2003 compared to year ended December 31, 2002

	Year ended December 31,		Increase/(decrease)
	2002	2003	euro	%
Net revenue	€510,854	€581,691	€70,837	14%
Operating expenses:
Station operating expenses	365,963	388,176	22,213	6%
Selling, general and administrative expenses	94,190	105,355	11,165	12%
Corporate expenses	14,515	15,109	594	4%
Non-cash compensation	1,559	4,966	3,407	219%
Depreciation and amortization	22,912	24,880	1,968	9%

Operating income	€ 11,715	€ 43,205	€31,490	269%

Net Revenue

        Net revenue increased €70,837, or 14%, from €510,854 in 2002, to €581,691 in 2003. The increase was primarily attributable to increased net revenues of €38,876, or 8%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €15,309, or 23%, and €9,599, or 14%, respectively. Our Dutch Television operations had increased net revenues of €7,725, or 4%, VT4 had increased net revenues of €7,987, or 18%, and TVNorge had increased net revenues of €1,986, or 4%. Our Danish Television operations had marginally increased net revenues.

        Our Radio operations net revenues increased €10,991, or 31%, mainly due to increased revenues at our Finnish Radio operations and Lampsi, and net revenues at the radio stations acquired in 2003.

        Our Print operations had net revenues of €20,970.

Station Operating Expenses

        Station operating expenses increased €22,213, or 6%, from €365,963 in 2002, to €388,176 in 2003, mainly due to expenses at the Print and Radio operations acquired in 2003. Station operating expenses expressed as a percentage of net revenues were 71.6% and 66.7% in 2002 and 2003, respectively.

        Station operating expenses at our Television operations increased €5,783, or 2%, mainly due to increased programming expenses of €4,376, €2,494 and €2,153 at our Hungarian Television operations, VT4 and Kanal 5, respectively. Such increases were partly offset by decreased station operating expenses at TVNorge of €3,909, or 10%, mainly due to savings made on the change in 2002 from analog to digital distribution.

        Our Radio operations had increased station operating expenses of €3,809, or 26%, mainly due to expenses at the radio stations acquired in 2003.

        Our Print operations had print and distribution expenses of €12,621.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €11,165, or 12%, from €94,190 in 2002, to €105,355 in 2003, primarily due to expenses of €9,407 at the Print and Radio operations acquired in 2003. Excluding such increases, the selling, general and administrative expenses increased €1,758, or 2%. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.4% and 18.1% in 2002 and 2003, respectively.

        Selling, general and administrative expenses at our Television operations increased €1,243, or 2%, mainly due to increased external expenses of €1,936 at our Dutch Television operations, primarily increased office rent and salaries, and increased external expenses of €2,458 at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €756 and €545 at TV Norge and TV2 in Hungary, respectively.

        Our Radio operations had increased selling, general and administrative expenses of €4,769, or 29%, primarily due to expenses at the radio stations acquired in 2003.

        Our Print operations had selling, general and administrative expenses of €5,153.

Corporate Expenses

        Corporate expenses increased €594, or 4%, from €14,515 in 2002, to €15,109 in 2003, mainly due to an increase in performance bonuses. Corporate expenses expressed as a percentage of net revenues were 2.8% and 2.6% in 2002 and 2003, respectively.

Non-cash Compensation

        Non-cash compensation increased €3,407, from €1,559 in 2002, to €4,966 in 2003. The increase primarily relates to the impact of our increasing share price over the second half of 2003 on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. Non-cash compensation expressed as a percentage of net revenues was 0.3% and 0.9% in 2002, and 2003, respectively.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €1,968, or 9%, from €22,912 in 2002, to €24,880 in 2003, mainly due to depreciation and amortization related to the print and radio operations acquired in 2003. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.5% and 4.3% in 2002 and 2003, respectively.

Operating Income

        Operating income increased €31,490, from €11,715 in 2002, to €43,205 in 2003, primarily due to increased operating income of €31,489 at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €10,443, and €4,645, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €5,855, at VT4 of €5,938 and at TVNorge of €6,478.

        Our Radio operations had increased operating income of €1,488, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

        Our Print operations had an operating income of €2,514.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €25,959, from €33,232 in 2002, to €7,273 in 2003, mainly due to an impairment charge of €32,855 recorded in 2002 on our investment in TVN in Poland, compared to a loss of €8,929 recorded in 2003 on the sale of our investment. The decrease was also attributable to the absence in 2003 of net losses of €5,094 associated with our interest in ATV in Austria recorded in 2002.

Net Interest Expense

        Net interest expense decreased €556, or 2%, from €25,175 in 2002, to €24,619 in 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the weakening of the U.S. dollar against the euro and the repurchase of $10,000 face value of the notes in December 2002 and March 2003. This decrease was partly offset by a €2,568 loss on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €8,324, from €20,491 in 2002, to €12,167 in 2003, primarily attributable to a lower currency gain in 2003 on our U.S. dollar-denominated debt.

Investment Gains (Losses)

        Investment gains (losses) improved €32,078, from a loss of €2,957 in 2002, to a gain of €29,121 in 2003, mainly due to a non-cash, non-recurring investment gain realized on our share of the transfer of

10% equity interest in our Dutch Television operations (SBS Broadcasting B.V.) as consideration for the Print operations.

Gain (Loss) on Extinguishment of Debt

        In 2003 we recorded a loss of €140 on the extinguishment of $16,400 face value of our 7% Convertible Subordinated Notes and of €300 face value of our 12% Senior Notes, compared to a gain of €1,335 recorded in 2002, on the repurchase and cancellation of $5,000 face value of our 7% Convertible Subordinated Notes.

Other Expenses, Net

        Other expenses, net, were €2,601 and €2,605 in 2002, and 2003, respectively.

Income Taxes

        Income taxes increased €12,084, from €666 in 2002 to €12,750 in 2003, mainly due to increased taxes at our Dutch Television operations and Kanal 5 of €8,921 and €2,273, respectively. We expect the percentage of income that will be subject to tax payments will increase in future years due to the utilization of our existing loss carry forwards.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €65,994, from a loss of €35,724 in 2002 to an income of €30,270 in 2003. Without the non-cash investment gain on the Veronica transaction, the net income (loss) improved €36,761, from a loss of €35,724 in 2002 to an income of €1,037 in 2003.

Key Performance Indicators

        Adjusted operating income increased €36,865, or 102%, from €36,186 in 2002 to €73,051 in 2003, and adjusted operating income margin increased from 7% in 2002 to 13% in 2003. The increase was primarily attributable to increased adjusted operating income at Kanal 5 and TV Norge of €10,340 and €6,651, respectively. Our Dutch, Hungarian and Belgian Television operations had increased adjusted operating income of €6,122, €5,768 and €5,755, respectively. Adjusted operating income decreased €1,580 at our Danish Television operations.

        Our Radio operations had increased adjusted operating income of €2,413, and our Print operations had adjusted operating income of €3,196.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

        The following discussion provides an overview and analysis of our movements in cash flow during 2004 resulting from operating, investing and financing activities.

	Year ended December 31,
	2002	2003	2004
Cash provided by operating activities	11,459	78,880	57,325
Cash (used in)/provided by investing activities	(14,796)	132,641	(74,257)
Cash (used in)/provided by financing activities	588	(23,589)	(31,280)
Effect of exchange rate changes on cash and cash equivalents	(604)	(9,136)	(1,591)

Net change in cash and cash equivalents	(3,353)	178,796	(49,803)

Cash and cash equivalents, end of period	€67,040	€245,836	€196,033

        At December 31, 2004, we had cash and cash equivalents of €196,033, and we had working capital of €220,620, compared to cash and cash equivalents of €245,836 and working capital of €237,667 at December 31, 2003. We believe that our current cash balances, together with available credit lines, will be adequate to satisfy our anticipated operating and capital requirements for the medium term. Our future liquidity is contingent upon continued improved operating results of our existing operations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control. See "Item 3—Key Information—Risk Factors".

        Our operating cash flows result primarily from cash received from the sale of advertising on our television and radio stations and the sale of advertising and subscriptions of Print operations offset by cash payments we make for program rights, advertising and marketing costs, employee compensation, and interest payments on our long-term debt obligations. Cash provided by operations was €57,325 in 2004, compared to €78,880 in 2003. The decrease was partly due to a €27,508 reduction in cash from prepaid subscription fees within our Print operations, and partly due to a €34,816 decrease related to prepayments for program rights, settlement of program right payables and an increase of our program rights inventory. Such decreases were partly offset by an improved operating cash flow of €31,284.

        Cash used in investing activities was €74,257 in 2004, compared to cash provided by investing activities of €132,641 in 2003. The change was mainly due to the sale in December 2003 of our investment in TVN in Poland, the acquisition in 2004 of the 49.3% minority interest in TV Norge (€30,806), and the cash settlement of the consideration for the acquisition of Radio 1 in Norway and Radio 2 in Denmark (€18,579). Cash capital expenditure increased €12,529 from €18,346 in 2003 to €30,875 in 2004, mainly due to the relocation of offices in Denmark, Belgium and Norway and the launch of The Voice TV. In 2005, we expect to have capital expenditures of €28,000 to €33,000.

        Cash used in financing activities was €31,280 in 2004, compared to €23,589 in 2003. The change mainly reflects the acquisition and redemption of €31,045 of our 12% Senior Notes in 2004 compared to the acquisition and redemption of all of the 7% Convertible Subordinated Notes in 2003. The use of the cash was offset by €12,532 in proceeds from stock option exercises.

Borrowings and Commercial Commitments

        The following section addresses our principal borrowings, both in the capital markets and from banks, as well as our commercial commitments. We recently entered into the Credit Facility and used a portion of the proceeds thereof to refinance the Bridge Facility and our Senior Notes (by way of covenant defeasance followed by redemption).

Available Credit Lines

        As of December 31, 2004, we had credit lines available amounting to €13,631.

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of December 31, 2004:

	Payment Due by Period
Capital Commitment
	2005	2006	2007	2008	2009	Thereafter	Total
	(euro thousands)
Long-term debt(1)	€2,550	€6,477	€307	€103,655	€—	€—	€112,989
Interest on long-term debt(1)	13,160	12,600	12,439	5,701	—	—	43,900
Other non-current liabilities	19,780	7,588	—	—	—	—	27,368
Operating leases	31,200	22,544	11,848	9,863	9,884	7,875	93,214
Program contracts	184,468	80,133	35,478	11,252	4,118	315	315,764

(1)
On May 12, 2005, we refinanced our 12% Senior Notes (by way of covenant defeasance followed by repayment) using funds drawn under the new Credit Facility, with the result that long-term debt of €103,655 payable in 2008 was paid in 2005 and interest payable will decrease by €2,690 in each of 2006 and 2007, and increase by €686, €4,050, €9,750 and €3,656 in 2005, 2008, 2009 and 2010, respectively. This analysis assumes that we will have drawn €325,000 under the Credit Facility in all periods until maturity in 2010, and that the interest rate remains unchanged throughout that period.

        The amounts in the table above were calculated using the interest rates as of December 31, 2004 for variable rate debt agreements and the foreign exchange rates as of December 31, 2004 for commitments not denominated in euro. We anticipate that we will fund any such obligations and commitments from our available cash resources.

        At the annual general meeting on June 24, 2005, our shareholders authorized us to repurchase up to 10% of the Company's subscribed capital. Our repurchases must be made in the open market or in privately negotiated transactions at prevailing prices, but in no event for an amount less than €2.00 par value per Common Share or greater than €60.00 per Common Share, and such repurchases may be effected from time to time as directed by the Company's Board of Directors. Based upon the number of subscribed and outstanding Common Shares at June 24, 2005, the repurchase of 10% of the Company's subscribed capital would amount to €6,300 at the minimum price and €188,000 at the maximum price. This authorization is valid for 18 months commencing on the date of the annual general meeting.

Off-Balance Sheet Arrangements

        As of December 31, 2004, and as of the date of this annual report, we had no off-balance sheet arrangements.

Convertible Notes

        On November 18, 2003, the Company called for redemption all of its remaining 7% Convertible Subordinated Notes at 100% of face value, which had an outstanding principal amount of $53,650. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53,222 had elected to convert their Notes into 1,827,047 Common Shares at the conversion price of $29.13 per Common Share. The remaining outstanding principal amount, €428, was redeemed for cash.

Senior Notes

        On June 14, 2001, we issued an aggregate principal amount of €135,000 of 12% Senior Notes due June 15, 2008. Interest was payable semi-annually in June and December. We were in compliance with our debt covenants as of December 31, 2004, at which date our borrowing capacity under the indenture was €306,500 on a senior secured basis.

        During 2003 and 2004, the Company acquired and cancelled €300 and €31,045, respectively, of the Senior Notes, resulting in remaining debt outstanding of €103,655 at December 31, 2004.

        On May 12, 2005, using funds drawn from the Credit Facility by Kanal 5 Holding AB and upstreamed to the Company, the Company defeased the covenants in the indenture for the Senior Notes and simultaneously exercised its right under the indenture to call for the redemption on June 15, 2005 of the Senior Notes at 106% of their principal amount, together with accrued and unpaid interest thereon. The Senior Notes were redeemed on June 15, 2005.

Bridge Facility

        The Company entered into a Bridge Facility Agreement with ABN Amro Bank N.V., dated March 7, 2005, that provided for an aggregate of up to €300,000 of credit through a revolving credit facility (the Bridge Facility). Interest on loans extended under the Bridge Facility was payable at a spread over EURIBOR, plus a percentage reflecting certain costs of the lender and a commitment fee. The Company used borrowings under the Bridge Facility in connection with the acquisition of C More.

        On May 12, 2005, using funds drawn under the Credit Facility by Kanal 5 Holding AB and upstreamed to the Company, the Company repaid and cancelled the Bridge Facility.

Credit Facility

        On May 12, 2005, the Company and certain of its subsidiaries entered into a multicurrency revolving secured loan facility (the Credit Facility) with ABN Amro Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland PLC, as lead arrangers, ABN Amro Bank N.V. as facility agent and security agent, and certain other lenders, that provides for an aggregate of up to €325,000 of credit, or the equivalent in other currencies. We initially used the Credit Facility to refinance the Bridge Facility and to defease the covenants under the Senior Notes and to call for their redemption. The Company also anticipates using the Credit Facility to finance Group acquisitions and to provide funding for general corporate and working capital purposes of the Group in the future. Loans extended under the Credit Facility bear interest at a spread over LIBOR (or, in the case of euro-denominated loans, EURIBOR), plus a percentage reflecting certain costs of the lenders and a commitment fee.

        The initial designated borrowers under the Credit Facility are the Company and Kanal 5 Holding AB, although the first drawdown of €325,000 from the facility was borrowed exclusively by Kanal 5 Holding AB. Borrowings under the Credit Facility are guaranteed jointly and severally by Broadcast Norge AS, TV Norge AS, C More Entertainment AB, C More Group AB, EBS International N.V., Kanal 5 AB, Kanal 5 Holding AB, SBS Belgium NV, SBS Broadcasting S.A., SBS Nederland BV and VT4 Ltd. The Company may request the resignation of a guarantor or borrower, or the addition of a new guarantor or borrower, subject to the consent of the lenders and certain other conditions.

        The Credit Facility has an initial term of five years, extendable at the agreement of the parties to six years. The Company also has the option to cancel or prepay the Credit Facility in whole or in part, provided that it pays break costs, if applicable. In the event of a change of control (as defined in the Credit Agreement) of the Company, each lender shall have the option of accelerating any indebtedness provided by it under the Credit Facility and canceling its participation in the Credit Facility. In addition, the Credit Facility is subject to mandatory reduction and, if necessary, prepayment in the event that a member of the Group realizes proceeds above a certain threshold amount from asset dispositions, certain equity and debt transactions or from insurance payments in respect of loss or damage, subject to certain additional conditions and exceptions.

        The Credit Facility is secured by pledges of: (i) the Company's shares in Kanal 5 Holding AB, SBS Nederland BV, Broadcast Norge AS and VT4 Ltd.; (ii) Kanal 5 Holding AB's shares in C More Group AB and Kanal 5 AB; (iii) C More Group AB's shares in C More Entertainment AB; (iv) VT4 Ltd's shares in SBS Belgium NV; (v) Broadcast Norge AS's shares in TV Norge; and (vi) EBS International NV's shares in SBS Belgium NV.

        The Credit Facility contains customary covenants restricting the incurrence of debt, sale of assets, making of loans, payment of dividends, entry into mergers and granting of liens, among other things. In addition, its terms restrict borrowers and guarantors from extending new loans or credit to other members of the Group, subject to certain exceptions. The Company has also covenanted to maintain certain financial ratios. In particular, the Credit Facility requires us in general not to exceed a specified ratio of senior debt to Adjusted EBITDA, subject to certain exclusions, exceptions and additional conditions. The Credit Facility also requires that we maintain at least a specified ratio of Adjusted EBITDA to finance charges, subject to certain adjustments and additional conditions, and to ensure that the borrowers and guarantors under the Credit Facility collectively account for at least a specified percentage of total consolidated group assets and revenues.

        The Credit Facility contains customary events of default, including payment default, breach of representations and warranties, covenant default and cross-default. There is also a clause providing for an event of default if lenders accounting for more than two-thirds of the available or extended credit under the Credit Facility reasonably believe that an event has occurred that might have a material adverse effect on the business or financial condition of the Group, the ability of any borrower or guarantor under the Credit Facility to perform its obligations thereunder or the validity or enforceability of the Credit Facility.

EBRD Loan

        On September 25, 2001, TV2 in Hungary executed amendments to its loan agreements (the EBRD Loan) with the European Bank for Reconstruction and Development, Kereskedelmies Hitelbank Rt. and Orszagos Takarekpenztar es Kereskedelmi Bank Rt (collectively, the Hungarian Lenders). Pursuant to these amendments, TV2 repaid $13,600 (EUR 14,800) of the facilities, financed in part through a €12,000 loan to TV2 from SBS. The EBRD Loan was repayable in escalating semi-annual installments commencing in June 2000, and had a final maturity in December 2005, with interest payable semi-annually at a floating rate of LIBOR plus 3.5%. TV2 was permitted to repay the EBRD Loan and did so in April 2005 using funds borrowed from SBS.

Radio Noordzee disposal

        On October 22, 2002, we sold our 35% indirect interest in Publimusic to Talpa Management B.V. (Talpa) as part of a transaction involving the sale of 100% of Publimusic to Talpa. The consideration received was €10,200, of which our share was approximately €7,100. As part of the transaction, Publimusic received €1,800 in advertising time on SBS6, NET5 and Veronica.

Postabank Loan (Hungary)

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 million (€5,300) to TV2 (the New Loan), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997.

The entire outstanding principal amount of the New Loan is payable on March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

BetandWin.com

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for €1,700.

ATV (Austria)

        On December 4, 2003, we sold our 20% equity interest in ATV in Austria for €1,000 at a gain of €1,000.

Significant Acquisitions, Disposals and Investments

        The following discussion provides an overview of our significant acquisitions, disposals and investments since January 1, 2002.

Romania

        On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd (Amerom), which owns 100% of Amerom Television S.r.l., the owner and operator of Prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for Prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited (RBC), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. (RID), a company controlled by the General Manager of Prima TV. (This interest was subsequently diluted to 80% through the issue of shares representing 6% of the capital of Amerom to certain managers of prima TV, including its General Manager.) The Company recorded a loss of €1,043 on the transaction. The Company therefore owned 46.5% of RBC and accounted for the investment under the equity method of accounting from July 18, 2001 through December 31, 2004. On March 1, 2005, the Company acquired, for a nominal amount, the 53.5% majority interest in RBC and a 6% equity interest in Ameron. On June 13, 2005, we increased our equity interest in Prima TV to 100% following the purchase of the remaining indirect minority interest in the company from our former Romanian minority partners in Prima TV.

        On March 1, 2005, we acquired Kiss FM, Romania's leading FM radio network, based on a prime time market share of 24.8% among the age 15 to 40 urban target group in Fall 2004 (Source: IMAS), as well as the FM radio network Radio Star, from MG Media Group Holding S.A for a total purchase price of €22,500.

Hungary

        On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. (MTM Productions), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 million (€5,550) and assumed liabilities of HUF 1.6 million (€6,511). The Company recorded goodwill of €4,327 on this acquisition.

        At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. (subsequently renamed MTM-TV2 Kft.) (Albene), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000 (€5,518), towards the purchase of Albene's 16% interest in TV2. The Company recorded goodwill of €3,534 on this transaction. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity own at least 26% of the voting rights in a Hungarian company.

        Completion of the purchase of the TV2 shares will take place upon the first to occur of the following events:

  •
  the fifth anniversary of the date of the agreement;

  •
  notice from us, or in the event we assign this agreement, our assignee, indicating the intent to complete the purchase of the TV2 shares; and

  •
  following TV2 receiving official notice of renewal, for a term of not less than five years, of the terrestrial broadcast license on frequencies currently utilized by TV2, Albene's written notice to us, or in the event we assign the agreement, our assignee, demanding payment of $5,000, provided that such notice is received within sixty days after the date of the license renewal (and provided that completion of the purchase would then be completed thirty days following such notice).

TVN Poland

        On December 23, 2002, we sold a 2.6% equity interest in TVN to ITI for $11,000 (€10,500), and we sold our remaining 30.4% equity interest in TVN on December 2, 2003 for a cash consideration of €131,561.

Lions Gate

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9,000 (€7,700). We retained 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In December 2004, we exercised the warrants and sold the common shares of Lions Gate Entertainment Corp. for a net gain of €7,018.

Radio Acquisitions—Norway and Denmark

        On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17,500, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who agreed not to sell such shares for a period of 12 months without our consent (the lock-up period). The sellers also agreed to coordinate with the Company their sale, after the lock-up period, of the number of shares required to settle the €17,500 consideration plus interest accrued at a rate of 6% per annum, with any excess number of Common Shares to be returned to the Company and any shortfall to be payable in cash.

        As an alternative to these arrangements, we retained the right to settle the entire obligation in cash at any time. On September 8, 2004, we exercised this option and repurchased the 856,494 Common Shares for €18,579 in cash, which reflected the €17,500 consideration plus accrued interest.

Radio Sweden

        On October 1, 2003, the Company merged its Swedish radio operations with those of Bonnier Radio AB. The combined radio businesses are operated through a jointly owned company, SBS Radio AB, which is controlled by SBS and was 51% owned by SBS and 49% owned by Bonnier. As part of the transaction, the Company granted Bonnier an option to put its equity interest in SBS Radio AB (the Bonnier shares) to SBS in June in each of the years 2006 to 2012, at an amount equal to Bonnier's share of 12 times EBITDA less net debt in SBS Radio AB (for the years 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 to 2012). Concurrently, Bonnier granted the Company an option to call the Bonnier shares in July in each of the years 2006 to 2012, at the higher of (a) an amount equal to Bonnier's share of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) Bonnier's share of SEK 400,000 plus interest compounded semi-annually from October 1, 2003, less net debt.

        On December 20, 2004, the Company increased its ownership in SBS Radio AB from 51% to 59% through a cash capital contribution of SEK 40,000 (€4,434).

Greece

        On June 25, 2004, the Company acquired the remaining 30% minority interest in Lampsi for cash consideration of €1,500 and deferred consideration of €500, payable on the earlier of (a) March 13, 2006, if Lampsi is broadcasting on that date and is not prohibited from broadcasting on that date as a result of a judicial or administrative prohibition, or (b) the issue of a new broadcasting license following the announcement by the NRTC of a new tender process. This acquisition is subject to the approval of the Greek media authorities for which the Company has applied, but which application implicates a number of the same issues as those surrounding the annulment of Lampsi's operating license. For further information on proceedings related to these matters, see "Item 4—Information on the Company—Regulation—National Regulations—Greece" and "Item 8—Financial Information—Legal Proceedings—Greece".

Norway—TV

        On July 8, 2004, the Company acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260,000 (€30,800) from TV2 AS, in order to bring our ownership stake in TV Norge AS to 100%. As part of the transaction, TV Norge repaid a shareholder loan from TV2 AS amounting to NOK 37,925 (€4,495).

C More

        On March 8, 2005, we acquired C More for €269,600 in cash from Baker Capital and Nordic Capital. C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark. The purchase price was financed by €210,000 in funds drawn under the Bridge Facility, with the remainder coming from our cash balances. The acquisition was cleared by the Swedish and Norwegian competition authorities in early March 2005.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth as of June 24, 2005, the name, age and position of individuals who serve as our directors and executive officers.

Name	Age	Position
Harry Evans Sloan	55	Executive Chairman of the Board
Markus Tellenbach	44	Director, President and Chief Executive Officer
Juergen von Schwerin	48	Senior Vice President and Chief Financial Officer
Erik T. Moe	47	Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary
Frank Eijken	50	Senior Vice President Sales & Marketing
Eric Hansen	47	Senior Vice President Radio Operations
Christian Anting	34	Senior Vice President Digital Media
Bart Soepnel	47	Senior Vice President International Program Acquisitions
Anthony Ghee	47	Director
Ferdinand Kayser	46	Director
Benjamin Lorenz	56	Director
Edward McKinley	52	Director
James McNamara	51	Director
Shane O'Neill	44	Director
Mark Schneider	49	Director

        Under the terms of our articles of incorporation, as amended, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under our articles, the Board must consist of at least five directors at any one time. Our Board of Directors currently consists of nine members. All Board members can be contacted through our Luxembourg office.

Biographical Information

        Mr. Sloan has served as Executive Chairman since September 2002 and Chairman of the Board of Directors of SBS since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. (ZeniMax) and Metro-Goldwyn-Mayer Inc. Mr. Sloan is a citizen of the United States.

        Mr. Tellenbach has served as a director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002 and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chief Executive Officer of KirchPay TV GmbH & Co., and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general television entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

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

        Mr. Moe has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary of SBS since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Ltd. (CME). From 1994 to 1997, Mr. Moe worked as an attorney with the international law firm Shearman & Sterling in New York, specializing in international finance. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken has served as Senior Vice President Sales & Marketing of SBS since January 2003. From 2000, Mr. Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was Managing Director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in The Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a member of the Supervisory Board of AFC Ajax N.V. Mr. Eijken is a citizen of The Netherlands.

        Mr. Hansen has served as Senior Vice President Radio Operations since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. From 1989 to August 2002, Mr. Hansen worked at The Voice, a Copenhagen-based radio station and a subsidiary of SBS, where he began as Sales Director. He became General Manager of The Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen is a citizen of Denmark.

        Mr. Anting has served as Senior Vice President Digital Media of SBS since June 2004, having previously served as Vice President Corporate Development & International Sales since July 2002, and Vice President Corporate Affairs from January 2000 to June 2002. From July 1999 until December 2000, Mr. Anting was Executive Assistant to the Chief Executive Officer of Kirch Pay TV GmbH&Co and Premiere World, Germany's leading pay TV operator. Prior to that, from July 1997 until July 1999, Mr. Anting worked as Senior Program Development Manager for DF1, a division of the Kirch Pay TV Group. Mr. Anting is a citizen of Spain.

        Mr. Soepnel has served as Senior Vice President International Program Acquisitions since January 2003, having previously served as Vice President Program Acquisitions since 1999. Mr. Soepnel joined the Company's Dutch operations of SBS6 at the station's launch in 1995, as Director of Program Acquisitions and Scheduling. Prior to that, Mr. Soepnel served as Editor, Current Affairs Programming for Veronica since 1989, the then leading television station in Holland, where he earned promotion to Head of Acquisitions before joining SBS. With a masters degree in political science from the University of Amsterdam, Mr. Soepnel began his career as a journalist and reporter for Avro, a Dutch public television and radio broadcaster. Mr. Soepnel is a citizen of The Netherlands.

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

From October 1, 2004 to April 30, 2005, Taylor Wessing received fees from SBS in the amount of €125,508. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Mr. Kayser has served as a Director of SBS since December 3, 2004. Since 2002, Mr. Kayser has served as President and Chief Executive Officer of SES-ASTRA, S.A., Luxembourg. From 1997 to 2002, Mr. Kayser served as Managing Director of Premier Medien GmbH & Co. KG in Germany. From 1993 to 1996, Mr. Kayser was Executive Vice President and member of the Management Board of RTL Television and on the board of directors of RTL subsidiaries in Germany, Belgium, Holland and France. Mr. Kayser is a citizen of Luxembourg.

        Mr. Lorenz has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley has served as a director of SBS since March 2002. Mr. McKinley is a private investor, after a 20-year career at Warburg, Pincus LLC. Mr. McKinley began his career with Warburg in New York in 1984, opened and ran the firm's Los Angeles office in 1988, and between 1993 to 2002, was responsible for the firm's private equity activities in Europe. Prior to joining Warburg, he was a consultant with McKinsey and Co. for four years in New York. Mr. McKinley is a citizen of both the United States and the United Kingdom. Mr Mckinley serves on the boards of Pharmion, Inc. and several private companies in the US and Europe.

        Mr. McNamara has served as a director of SBS since July 1998. Since April 2005, Mr. McNamara has served as Chairman and Chief Executive Officer of Panamax Films. From August 1999 until April 2005, Mr. McNamara served as President and Chief Executive Officer of Telemundo Communications Group. From 1996 until 1998, Mr. McNamara was President of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer of UGC Europe, Inc. and President of the chello media division of UGC Europe, Inc. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at United Pan-Europe Communications N.V. (UPC). Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider has served as director of SBS since December 1999. Mr. Schneider serves as a consultant for UnitedGlobalCom Europe B.V. since January 1, 2005. From September 2003 to December 2004, Mr. Schneider served as Chief Executive Officer of the chello media division of UGC Europe, Inc. From April 1997 to September 1998, he served as President of UPC and from September 1998 until September 2001, he served as Chief Executive Officer of UPC. Mr. Schneider was a director of UGC until December 31, 2004 and is a director of Priority Telecom, ispire corporation ltd., United Communications Ltd and ZeniMax. Mr. Schneider is a citizen of the United States.

Arrangements for Election of Directors

        Pursuant to a private placement agreement dated January 27, 2000, SBS agreed to nominate one UPC designee for election as a director of SBS so long as UGC Holdings, Inc. (UGCH) and its affiliated companies hold at least 3,000,000 Common Shares or 8% of SBS's outstanding Common Shares. In April 2003, as part of its recapitalization process, UPC sold its 6,000,000 Common Shares in SBS to UnitedGlobalCom Europe B.V. (UGC Europe), a wholly-owned Dutch subsidiary of UGC. In connection with the share transfer agreements, SBS, UPC, UGCH and UGC Europe entered into a novation agreement, dated April 8, 2003, whereby all rights and benefits of UPC under the private placement agreement and any related instruments were assigned to UGC Europe, including the right to designate one director for nomination to the SBS Board. Mr. Shane O'Neill was elected as the UGC Europe designee to the SBS Board of Directors at the 2005 Annual General Meeting of Shareholders, replacing the previous UGC Europe designee to the SBS Board of Directors, Mr. Mark Schneider.

COMPENSATION

Directors' Fees and Expenses

        In order to attract and retain highly qualified independent directors, the Company compensates non-executive directors for service on the Board with cash and share incentives. See "—Board Practices" below and "Item 7—Major Shareholders and Related Party Transactions—Certain Shareholders".

        Effective since January 1, 2005, non-executive directors (other than directors (i) who serve by operation of contract, (ii) provide professional services to the Company or (iii) who are affiliated with such directors), each of whom has been determined by the Board of Directors to be "independent" under the applicable corporate governance listings standards of the National Association of Securities Dealers (NASD) (such directors being referred to as qualified directors), are entitled to receive an annual fee of €25,000 for four regular Board meetings, €1,500 for each in-person Board meeting attended and €750 for each significant special telephonic Board meeting. These non-executive directors are Messrs. Kayser, Lorenz and McKinley and McNamara. All fees are payable quarterly in arrears.

        Qualified non-executive independent directors elected to the Board of Directors at the Annual General Meeting of Shareholders on June 24, 2005 will each receive ten-year options to purchase 5,000 SBS Common Shares, subject to the terms of the Company's 2004 Share Incentive Plan. The stock options will vest in eight equal semi-annual installments over four years, and will be subject to continued membership on the Board on the relevant vesting date. All vested options will expire 90 days after the director is no longer a member of the Board of Directors.

        All Board members are entitled to reimbursement of expenses incurred in connection with attending meetings of the Board of Directors.

Executive Compensation

Cash Compensation

        An aggregate of approximately €5.8 million was paid in cash by us to our executive officers as a group for services rendered during 2004 in all capacities. Our executive officers also were granted a total of 575,000 options to purchase SBS Common Shares in addition to their salaries. At their respective dates of grant, these options had an estimated aggregate fair market value of €6.6 million, based upon the Black-Scholes pricing model as more fully described in Note 9 to our consolidated financial statements.

Employment and Consulting Agreements

        Mr. Sloan has an agreement to serve as Executive Chairman of SBS and Executive Chairman of the Board of Directors for a fixed term of three years, effective September 1, 2004, at an annual base salary of $600,000. Mr. Sloan is entitled to receive an annual strategic bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors, and a contractual target bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted operating income performance against budgeted adjusted operating income for the year. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. Under the agreement, on July 8, 2004, Mr. Sloan was granted ten-year options to purchase 250,000 Common Shares, exercisable at $31.00 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing January 8, 2004, and expiring July 7, 2014.

        In connection with previous employment arrangements, Mr. Sloan was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 1, 2002, options to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing March 1, 2003 and expiring July 1, 2012. These options are fully vested and currently exercisable;

  •
  September 1, 2001, options to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares, exercisable at $33.00 per Common Share, vesting in four equal cumulative semi-annual installments, commencing June 30, 2002, and expiring August 31, 2011. Of the options to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit options to purchase 16,667 Common Shares, exercisable at $26.00 per Common Share that vested on December 31, 2002; (ii) forfeit options to purchase 25,000 Common Shares that were due to vest on June 30, 2003, exercisable at $33.00 per Common Share; and (iii) forfeit options to purchase 25,000 Common Shares, exercisable at $33.00 per Common Share that were due to vest on December 31, 2003, therefore forfeiting options to purchase a total of 66,667 Common Shares. The remaining options to purchase 33,333 Common Shares are fully vested and currently exercisable;

  •
  January 1, 1999, options to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and 333,333 Common Shares, exercisable at $30.00 per Common Share, vesting in six equal cumulative semi-annual installments, commencing June 30, 1999, and expiring December 31, 2008. The options to purchase 1,000,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable;

  •
  January 1, 1997, options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares and exercisable at $22.50 per Common Share for the remaining 250,000 shares. The options to purchase an aggregate of 500,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable;

  •
  August 14, 1994, options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares (which Mr. Sloan exercised on August 13, 2004), and exercisable at $22.50 for 125,000 Common Shares and exercisable for $27.00 for the remaining 125,000 Common Shares, with such unexercised options being fully vested and currently exercisable and having had their expiration date of August 14, 2004 extended to August 14, 2008 by the Board of Directors on July 8, 2004; and

  •
  March 4, 1993, options to purchase 306,134 Common Shares, exercisable at $16.875 per Common Share, due to expire on March 4, 2003, which was extended to March 6, 2006 by the Board of Directors on December 10, 2002. The options to purchase 306,134 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership (Convers Media), for a fixed term of three years, effective January 1, 2005. Under the agreement, Convers Media will receive from SBS a base management fee for calendar year 2005 of €1,200,000, and for calendar years 2006, 2007 and 2008,

€1,250,000 per year. In addition, Convers Media is entitled to a variable annual incentive management fee (the Annual Incentive Payment), based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted operating income performance against budgeted adjusted operating income for each calendar year. The target Annual Incentive Payment for calendar year 2005 is €600,000, and for calendar years 2006, 2007 and 2008, is €700,000 per year. The Annual Incentive Payment will be paid in either cash, Common Shares or any combination thereof at the election of Convers Media. Mr. Tellenbach and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. Under the agreement, on December 14, 2004, Mr. Tellenbach was awarded ten-year options to purchase 300,000 Common Shares, exercisable at €26.78 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 14, 2005, and expiring December 13, 2014.

        In connection with previous management service arrangements, Mr. Tellenbach was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase (i) 300,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 5, 2004, and expiring December 4, 2013; and (ii) a restricted stock award of 40,000 Common Shares that will vest in eight equal cumulative semi-annual installments, commencing June 5, 2004 and expiring December 4, 2014;

  •
  July 2, 2002, options to purchase 400,000 Common Shares, exercisable at €14.186 per Common Share, vesting in four equal cumulative semi-annual installments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 400,000 Common Shares referred to in the preceding sentence, Mr. Tellenbach exercised options to acquire 300,000 Common Shares in April 2005. The options to purchase the remaining 100,000 Common Shares are fully vested and currently exercisable; and

  •
  November 22, 2000, options to purchase an aggregate of 300,000 Common Shares, exercisable at $27.39 per Common Share with respect to 200,000 Common Shares and with respect to 100,000 Common Shares, exercisable at $34.24 per Common Share. In March 2003, Mr. Tellenbach elected to (i) forfeit the options to purchase 66,667 Common Shares, exercisable at $27.39 per Common Share; and (ii) forfeit the options to purchase 33,333 Common Shares, exercisable at $34.24 per share. The remaining options to purchase 200,000 Common Shares are fully vested and currently exercisable.

        Mr. von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President until December 31, 2007, at an annual base salary of $527,000 through to December 31, 2005; $539,400 from January 2006; and $551,800 from January 2007 for the remainder of the term of the agreement. In addition to salary, Mr. von Schwerin is entitled to an annual incentive bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted operating income performance against budgeted adjusted operating income for each calendar year. Mr. von Schwerin's target bonus for 2005 is €175,000, €185,000 for 2006, and €195,000 for 2007. Mr. von Scherwin receives a monthly housing and cost of living allowance of €3,500 for the remainder of the term of the agreement. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. von Schwerin was awarded (i) ten-year options to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 5, 2004, and expiring December 4, 2013; and (ii) a restricted stock award of 20,000 Common Shares that vests in eight equal cumulative semi-annual installments, commencing June 5, 2004 and expiring December 4, 2013.

        In connection with previous employment arrangements, Mr. von Schwerin was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 2, 2002, options to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 100,000 Common Shares referred to in the preceding sentence, Mr. von Schwerin exercised options to acquire 50,000 Common Shares in April 2005. The options to purchase the remaining 50,000 Common Shares are fully vested and currently exercisable; and

  •
  May 15, 2001, options to purchase an aggregate of 60,000 Common Shares, exercisable at $25.50 per Common Share with respect to 40,000 Common Shares and exercisable at $31.875 with respect to the remaining 20,000 Common Shares, with all such options vesting in six equal cumulative semi-annual installments, commencing November 15, 2001 and expiring May 15, 2011. The options to purchase an aggregate of 60,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary until December 31, 2007, at an annual base salary of $514,600. In addition to salary, Mr. Moe is entitled to an annual incentive bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted operating income performance against budgeted adjusted operating income for the year. Mr. Moe's target bonus is €138,333 for each year during the term of the agreement. Mr. Moe receives a monthly housing and cost of living allowance of €3,500. Mr. Moe and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. Moe was awarded ten-year options to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight cumulative semi-annual installments, commencing June 5, 2004, and expiring December 3, 2013.

        In connection with previous employment arrangements, Mr. Moe was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 2, 2002, options to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 100,000 Common Shares referred to in the preceding sentence, Mr. Moe exercised options to acquire 50,000 Common Shares in April 2005. The options to purchase the remaining 50,000 Common Shares are fully vested and currently exercisable; and

  •
  November 22, 2000, options to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and 20,000 Common Shares, exercisable at $31.875 per Common Share. The options to purchase 60,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Eijken has an agreement with SBS to serve as Senior Vice President Sales & Marketing until December 14, 2005, at an annual base salary of €350,000. Mr. Eijken is entitled to an annual incentive bonus based upon performance, with a target bonus in 2005 of €220,000. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 11, 2002, Mr. Eijken was awarded ten-year options to purchase an aggregate of 100,000 Common Shares, exercisable at $15.21 per Common Share, which was converted to €14.373 per Common Share on April 8, 2003, vesting in six equal cumulative semi-annual installments, commencing July 1, 2003 and expiring December 10, 2012. Of the options to purchase 100,000 Common Shares referred to in the preceding sentence, Mr. Eijken exercised options to acquire 33,334 Common Shares in March 2005 and 33,334 Common Shares in June 2005. In the event that Mr. Eijken's employment agreement is not renewed, all of the unvested options will vest and become exercisable on December 31, 2005.

        In connection with previous employment arrangements, Mr. Eijken was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  November 22, 2000, options to purchase an aggregate of 12,500 Common Shares, exercisable with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal cumulative semi-annual installments, commencing May 31, 2001 and expiring November 21, 2010. The options to purchase an aggregate of 12,500 Common Shares referred to in the preceding sentence are fully vested and currently exercisable; and

  •
  February 16, 2000, options to purchase 25,000 Common Shares, exercisable at $60 per Common Share which Mr. Eijken exchanged for 1,238 Common Shares in July 2003.

        Mr. Hansen has an agreement with SBS to serve as Senior Vice President Radio Operations for a fixed term of three years, effective January 1, 2005, at an annual base salary of €300,000 for 2005, €315,000 for 2006, and €330,000 for 2007. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance, with a target bonus of €150,000 for 2005, €157,000 for 2006, and 165,000 for 2007.

        In connection with previous employment arrangements, Mr. Hansen was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase 50,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 5, 2004, and expiring June 4, 2014;

  •
  August 8, 2003, options to purchase 4,000 Common Shares exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual installments commencing February 8, 2004, and expiring August 7, 2013;

  •
  February 16, 2000, options to purchase 8,750 Common Shares, exercisable at $60.00 per Common Share, which Mr. Hansen exchanged for 489 Common Shares in December 2002; and

  •
  November 22, 2000, options to purchase an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and exercisable at $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual installments, commencing May 31, 2001, and expiring November 21, 2010. The options to purchase an aggregate of 8,750 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Mr. Anting has an agreement with SBS to serve as Senior Vice President Digital Media for a fixed term of three years, effective June 1, 2004, at an annual base salary of €240,000 until May 31, 2005; €275,000 from June 1, 2005; and €315,000 from June 1, 2006 for the remainder of the term of the agreement. In addition to salary, Mr. Anting is entitled to an annual incentive performance-based bonus. The target bonus is €75,000 for 2005 and €90,000 for 2006. Mr. Anting receives a monthly housing, cost of living and car allowance of €2,700, and is eligible along with his immediate family to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On June 29, 2004, Mr. Anting was awarded ten-year options to purchase 25,000 Common Shares, exercisable at €25.07 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing December 28, 2004, and expiring June 28, 2014.

        In connection with previous employment arrangements, Mr. Anting was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase 15,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 5, 2004, and expiring December 4, 2013; and

  •
  August 8, 2003, options to purchase 2,000 Common Shares, exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual installments, commencing February 8, 2004, and expiring August 7, 2013.

        Mr. Soepnel has an agreement with SBS to serve as Senior Vice President International Program Acquisitions for a fixed term of three years and four months, effective September 1, 2003, at an annual base salary of €306,168 for 2005 and €315,348 from January 1 2006 through December 31, 2006. Mr. Soepnel is entitled to an annual incentive bonus based upon performance, with a target bonus of €91,850 for 2005 and €94,604 for 2006. Mr. Soepnel and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On April 25, 2005, Mr. Soepnel was awarded ten-year options to purchase 25,000 Common Shares, exercisable at €36.36 per Common Share, vesting in eight equal, semi-annual installments, commencing October 25, 2005, and expiring April 24, 2015.

        In connection with previous employment arrangements, Mr. Soepnel was granted the following ten-year options to purchase SBS Common Shares:

  •
  December 5, 2003, options to purchase 50,000 Common Shares, exercisable at €25.52, per Common Share, vesting in eight equal cumulative semi-annual installments, commencing June 5, 2004 and expiring December 4, 2013.

  •
  August 8, 2003, options to purchase 3,000 Common Shares, exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual installments, commencing February 8, 2004 and expiring August 7, 2013;

  •
  November 22, 2000, options to purchase an aggregate of 5,000 Common Share, exercisable with respect to 3,333 Common Shares at $25.50 per Common Share and exercisable at $31.875 per Common Share for the remaining 1,667 Common Shares, vesting in six equal cumulative semi-annual installments, commencing May 31, 2001 and expiring November 21, 2010. The options to purchase an aggregate of 5,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable; and

  •
  February 16, 2000, options to purchase 5,000 Common Shares, exercisable at $60 per Common Share which Mr. Soepnel exchanged for 305 Common Shares in December 2002.

Current and Prior Share Incentive Plans

2004 Share Incentive Plan

        Effective December 2004, the company adopted a new Share Incentive Plan, the 2004 Share Incentive Plan (the Plan). The Company's Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

        The Plan permits the grant of stock options, stock appreciation rights (SARs), restricted stock and restricted stock units to employees, directors and consultants. The Plan will remain effective until all shares subject to it have been acquired in accordance with the Plan's provisions. The Plan is administered by the Compensation Committee of the Board, which may amend, modify, suspend or terminate the Plan. However, material amendments to the Plan require shareholder approval. The Board of Directors may, in its discretion, redeem or exchange awards under the Plan in consideration for cash, Common Shares, options, SARs or a combination of the foregoing. The Board of Directors also may, in its discretion, amend the terms of outstanding awards under the Plan, provided that the amendments are not inconsistent with the provisions of the Plan. Share incentive awards that terminate without issue of shares shall be available again for grant under the Plan.

        The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of June 24, 2005, the total number of share incentives granted was 2,290,275 of which 1,575,000 share incentives were issued to executive officers and directors as a group (15 persons), including 60,000 shares of restricted stock. As of June 24, 2005, options to purchase an aggregate of 2,172,875 Common Shares were outstanding under the Plan. Of this aggregate amount, options to purchase 450,625 Common Shares were either fully vested or vest within 60 days of June 24, 2005. The options have exercise prices of between $30.51 and $46.78 per Common Share, with expiration dates ranging from December 2013 to June 2015.

1992 and 1994 Share Incentive Plans

        The Plan replaces the 1994 Share Incentive Plan, which expired on October 17, 2004, although options granted pursuant to the 1994 Share Incentive Plan remain outstanding. The Company had previously adopted a 1992 Share Incentive Plan, which expired on December 8, 2002, although options granted pursuant to the 1992 Share Incentive Plan remain outstanding. The Company reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of June 24, 2005, options to purchase 7,796,593 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

        As of June 24, 2005, options to purchase an aggregate of 5,035,773 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 4,974,108 Common Shares were either fully vested or vest within 60 days of June 24, 2005. The options have exercise prices of between $16.00 and $60.00 per Common Share, with expiration dates ranging from August 2005 to August 2013. As of June 24, 2005, all our executive officers and directors as a group (15 persons) held options to purchase an aggregate of 3,309,141 Common Shares under the 1992 and 1994 Share Incentive Plans.

Long-Term Employees Stock Ownership Plan

        In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees Stock Ownership Plan (the 1995 Stock Plan) in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of June 24, 2005, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

BOARD PRACTICES

Committees of the Board of Directors

        The standing committees of the Board of Directors consist of an Audit Committee, Compensation Committee, Nominations Committee and a Strategic Committee. Ad hoc committees of members of the Board of Directors are convened periodically to deal with specific projects in which we are involved. By way of compensation for serving on the committees of the Board, each committee member is entitled to receive €1,000 for each in person meeting attended and €500 for each significant telephonic meeting, with all fees payable quarterly in arrears.

Audit Committee

        The Audit Committee meets periodically with representatives of our auditors, Ernst & Young Accountants, to make inquiries regarding the manner in which their respective responsibilities are being discharged in relation to each audit of our financial statements. The Audit Committee is responsible for the annual appointment of the auditors, subject to shareholder approval, with whom the committee reviews the scope of audit and non-audit assignments and related fees, our accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993, and currently is comprised of Messrs. Lorenz (its chairman), McNamara and McKinley. The Audit Committee operates under a written charter adopted by the Board of Directors. Management of the Company has the primary responsibility for the Company's financial statements and its reporting process, including all systems of internal controls. The Audit Committee is responsible for the oversight of all aspects of the Company's legal and regulatory compliance, financial reporting, internal control and audit functions. In September 2004, the Board of Directors approved an amended and restated Charter for the Audit Committee. A copy of the Charter for the Audit Committee is available free of charge upon request to the Corporate Secretary at the Company's Luxembourg offices.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses and share incentive awards for the principal executive officers of the Company. The Compensation Committee was formed in January 1993 and currently consists of Messrs. McNamara (its chairman), Lorenz, McKinley and Schneider.

Nominations Committee

        The Nominations Committee was formed in December 2003 and currently consists of Messrs. McKinley (Chairman), Lorenz and McNamara. The Nominations Committee advises the Board on its organization, membership and function, including the identification and recommendation of director nominees and the membership of each committee of the Board. In September 2004, the Board of Directors approved the Charter for the Nominations Committee, which is available free of charge upon request to the Corporate Secretary at the Company's Luxembourg offices.

Strategic Committee

        The Strategic Committee was formed in December 2003 and currently consists of Messrs. Sloan, Lorenz, McKinley, McNamara and Tellenbach. The Strategic Committee advises the Board and senior management of the Company regarding strategic issues, including possible major transactions and other matters of strategic importance, such as material acquisitions, disposals and financings. The Committee meets from time to time to consider specific matters at the request of the Board of Directors and to make recommendations to the Board of Directors. From time to time, non-executive Committee members also provide informal advice to the Company's senior management on specific matters under consideration.

EMPLOYEES

        As of December 31, 2004, we had 1,598 full-time employees, not including employees of Prima TV. As of that date we also had 424 freelance workers, whom we hire as independent contractors. We believe that the number of our employees who are members of unions is not significant.

        The following table sets out the number of full-time employees at each of our operations for the past three years, excluding our unconsolidated subsidiaries.

	As of December 31,
Operation
	2002	2003	2004
SBS6/NET5/Veronica	299	321	351
TV2 & Irisz	121	110	181
Kanal 5	92	97	98
VT4 & VijfTV	93	93	102
TVNorge	78	82	85
TvDanmark & Kanal 5	140	136	132
The Voice TV	—	—	21
Broadcast Text	73	73	73
Radio Sweden	79	120	113
Radio Finland	110	109	107
Radio Denmark	75	107	90
Radio Norway	—	81	87
Lampsi	23	24	26
Veronica Magazine	—	128	101
SBS Corporate	23	26	31

Total	1,205	1,507	1,598

        The following table breaks down the number of our full-time employees by function for the past three years, excluding our unconsolidated subsidiaries.

	As of December 31,
Function
	2002	2003	2004
Programming	273	377	397
Local production	140	173	181
News	115	114	138
Technicians	69	86	71
Sales	284	374	403
Marketing	99	112	134
Administration	225	271	274

Total	1,205	1,507	1,598

        With the acquisitions completed in 2005, we have increased the number of employees by approximately 450 in Romania and by approximately 140 at C More.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

CERTAIN SHAREHOLDERS

        The following table sets forth information as of June 24, 2005, with respect to the beneficial ownership of our Common Shares by each person who we know beneficially owns more than 5% of our Common Shares, each director and executive officer of the Company and all directors and executive officers as a group. As of that date, there were 32,904,090 Common Shares issued and outstanding. None of the following shareholders have different voting rights with respect to the Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UnitedGlobalCom Europe B.V.(2)	6,000,000	18.2%
Fidelity Management & Research Company(3)	3,193,628	9.7%
Reed Conner & Birdwell Investments LLC(4)	2,415,955	7.3%
Capital Research and Management Company(5)	2,005,000	6.1%
Janus Capital Management LLC(6)	1,943,298	5.9%
Janus Contrarian Fund(6)	1,922,083	5.8%
SMALLCAP World Fund, Inc(5)	1,855,000	5.6%
Directors and Executive Officers
Harry Evans Sloan(7)	3,888,007	10.9%
Anthony Ghee	—	—
Ferdinand Kayser(8)	1,250	*
Benjamin H. Lorenz(9)	21,250	*
Edward McKinley(10)	41,250	*
James McNamara(11)	121,250	*
Shane O'Neill(12)	11,250	*
Mark Schneider	—	—
Markus Tellenbach(13)	455,000	1.4%
Other Executive Officers
Juergen von Schwerin(14)	168,750	*
Erik T. Moe(15)	166,250	*
Frank Eijken(16)	30,405	*
Eric Hansen(17)	31,989	*
Christian Anting(18)	13,875	*
Bart Soepnel(19)	26,305	*

All directors and executive officers as a group (15 persons)(20)	4,977,581	13.6%

*
Less than 1.0%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the SEC). In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options or warrants held by such person that are currently exercisable or that become exercisable within 60 days following June 24, 2005, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage of ownership of any other person.

(2)
As part of the recapitalisation process of United Pan European Communications N.V. (UPC), the 6,000,000 Common Shares, representing 18.2% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to an indirect wholly-owned Dutch subsidiary of United GlobalCom, Inc. (UGC), United GlobalCom Europe B.V. (UGC Europe), by agreements dated April 8, 2003 and April 9, 2003, respectively. Our Board of Directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which currently limit any person or entity from owning more than 20% of our Common Shares without the prior approval of our Board of Directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGC Holdings, Inc. (UGCH) and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain its percentage ownership in us in the event we determine to sell in a transaction for cash, Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH, UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe.

(3)
According to the correspondence received by the Company on April 22, 2005, FMR Corp. and its subsidiaries have voting and/or dispositive power with respect to an aggregate of 3,193,628, Common Shares. FMR Corp. has not provided the Company with a breakdown of the voting and disposition power with respect such shares; however, in an earlier Schedule 13G/A filed with the SEC on February 14, 2005, Fidelity Management & Research Company (Fidelity), Fidelity Management Trust Company (FMTC) and Fidelity International Limited (FIL), all wholly-owned subsidiaries of FMR Corp. (collectively, the Fidelity Funds), and through its control of them, FMR Corp., had sole power to dispose or direct the disposition of an aggregate of 2,107,890 Common Shares, and sole power to vote or direct the vote of 741,049 Common Shares deemed to be beneficially owned by FIL, and the power to vote or direct the vote of 1,400 Common Shares deemed to be beneficially owned by FMTC. FMR Corp. is a Delaware corporation, acting as investment advisor to various investment companies, and claims beneficial ownership with respect to an aggregate of 2,850,339 Common Shares in connection with acting as investment advisers to various investment companies. Neither FMR Corp. nor the Chairman of FMR Corp. has the sole power to vote or direct the voting of the shares owned by the Fidelity Funds, which power resides with the funds' board of trustees. Fidelity carries out the voting of the Common Shares under written guidelines established by the funds' board of trustees. FIL, a Bermudian joint stock company and an affiliate of FMR Corp., provides investment advisory and management services to a number of non-US investment companies and certain institutional investors.

(4)
According to the amendment to the Schedule 13G/A filed with the SEC on February 14, 2005, Reed Conner & Birdwell Investments LLC (Reed Conner) has sole voting and dispositive power with respect to 2,415,955 Common Shares. Reed Conner provides investment services to individuals, trusts and corporations and claims ownership of the 2,145,955 Common Shares on behalf of other persons.

(5)
According to the Schedule 13G filed with the SEC jointly by Capital Research and Management Company (CRMC) and SMALLCAP World Fund Inc. (SMALLCAP) on February 9, 2005, CRMC has sole dispositive power with respect to 2,005,000 Common Shares and SMALLCAP has sole voting power with respect to 1,855,000 Common Shares. CRMC is a registered investment advisor that manages the American Funds Group of mutual funds and SMALLCAP is a registered investment company that is advised by CRMC. SMALLCAP and CRMC are not the beneficial owners of the Common Shares as reported; such shares are owned by accounts under the discretionary investment management of CRMC.

(6)
According to the amendment to the Schedule 13G/A filed with the SEC jointly by Janus Capital Management LLC (Janus Capital) and Janus Contrarian Fund (Janus Contrarian) on February 14, 2005, Janus Capital has sole voting and dispositive power with respect to 1,943,298 Common Shares and Janus Contrarian has sole voting and dispositve power with respect to 1,922,083 Common Shares. Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC (Bay Isle) and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC (INTECH). Due to the above structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated. Janus Capital, Bay Isle, INTECH and Janus Contrarian are registered investment advisers to various investment companies and individual and institutional clients (collectively, the Managed Portfolios). As a result of their role as investment advisers or sub-advisers to the Managed Portfolios, Janus Capital and Janus Contrarian may be deemed to be the beneficial owners of the Common Shares held by such Managed Portfolios. Janus Capital and Janus Contrarian do not have the right to receive dividends from, or the proceeds from the sale of the securities held in, the Managed Portfolios, and disclaim any ownership associated with such rights.

(7)
Includes (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 396,743 Common Shares owned by Mr. Sloan; and (3) 2,818,641 Common Shares that Mr. Sloan has options to acquire that are currently exercisable. Excludes options to acquire 218,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(8)
Includes 1,250 Common Shares that Mr. Kayser has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(9)
Includes 21,250 Common Shares that Mr. Lorenz has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(10)
Includes (1) 20,000 Common Shares beneficially owned by Mr. McKinley; and (2) options to acquire 21,250 Common Shares that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(11)
Includes 100,000 Common Shares beneficially owned by Mr. McNamara; and (2) options to acquire 21,250 Common Shares that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(12)
Includes 11,250 Common Shares that Mr. O'Neil has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(13)
Includes (1) 450,000 Common Shares that Mr. Tellenbach has options to acquire; and (2) 5,000 shares of restricted stock that are currently exercisable. Excludes options to acquire 450,000 Common Shares and 25,000 shares of restricted stock that are not exercisable within 60 days of June 24, 2005.

(14)
Includes (1) 166,250 Common Shares that Mr. von Schwerin has options to acquire; and (2) 2,500 shares of restricted stock that are currently exercisable. Excludes options to acquire 93,750 Common Shares and 12,500 shares of restricted stock that are not exercisable within 60 days of June 24, 2005.

(15)
Includes 166,250 Common Shares that Mr. Moe has options to acquire that are currently exercisable. Excludes options to acquire 93,750 Common Shares that are not exercisable within 60 days of June 24, 2005.

(16)
Includes (1) 1,238 Common Shares beneficially owned by Mr. Eijken and (2) options to acquire 29,167 Common Shares that are currently exercisable. Excludes options to acquire 16,666 Common Shares that are not exercisable within 60 days of June 24, 2005.

(17)
Includes (1) 489 Common Shares beneficially owned by Mr. Hansen and (2) options to acquire 30,500 Common Shares that are currently exercisable. Excludes options to acquire 33,332 Common Shares that are not exercisable within 60 days of June 24, 2005.

(18)
Includes 13,875 Common Shares that Mr. Anting has options to acquire that are currently exercisable. Excludes options to acquire 28,125 Common Shares that are not exercisable within 60 days of June 24, 2005.

(19)
Includes (1) 305 Common Shares beneficially owned by Mr. Soepnel; (2) 26,750 Common Shares that Mr. Soepnel has options to acquire that are currently exercisable. Excludes options to acquire 56,250 Common Shares that are not exercisable within 60 days of June 24, 2005.

(20)
Includes: (1) 4,977,581 Common Shares purchasable upon exercise of options and 7,500 shares of restricted stock that are currently exercisable or will become exercisable within 60 days of the date of this table; and (2) 1,191,398 Common Shares owned by directors and executive officers. See notes (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) and (19) above. Excludes 1,194,958 Common Shares and 37,500 shares of restricted stock that are not purchasable upon exercise of options within 60 days of June 24, 2005. See notes (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18) and (19) above.

        As of June 24, 2005, there were 42 accounts on the register of SBS Common Shares, of which 24 were registered with United States addresses. The Company does not believe that the number of United States record holders is indicative of the portion of outstanding Common Shares held in the United States.

        To the knowledge of the Company, SBS is not owned or controlled, directly or indirectly, by another corporation or by any government or by any other natural or legal person severally or jointly.

Significant Changes in Major Shareholders

        The following table sets forth significant changes in the ownership percentage of our major shareholders since 2002. See also "—Certain Shareholders" above for further details on the shareholdings of our major shareholders.

	2002		2003		2004		2005
	Based on 28,568,162 shares outstanding		Based on 28,604,886 shares outstanding		Based on 31,993,327 shares outstanding		Based on 32,904,090 shares outstanding
Shareholders 5% or Greater	Number of Shares(1)	Percentage(1)	Number of Shares(2)	Percentage(2)	Number of Shares(3)	Percentage(3)	Number of Shares(4)	Percentage(4)
CanWest Global Communications Corp.	2,032,300	7.2%	*	*	*	*	*	*
Capital Research and Management	1,733,800	6.1%	1,918,000	6.5%	2,005,000	6.3%	2,005,000	6.1%
Entrust Capital Inc.	2,119,057	7.5%	2,075,482	7.0%	*	*	*	*
Fidelity Management & Research Company	*	*	*	*	2,898,293	9.1%	3,193,628	9.7%
Harry Evans Sloan	3,150,500	10.2%	3,492,172	10.8%	3,658,839	10.5%	3,888,007	10.9%
Janus Capital Corp.	2,492,310	8.8%	2,090,810	7.1%	2,067,000	6.5%	1,943,298	5.9%
Janus Contrarian	*	*	*	*	*	*	1,922,083	5.8%
Oz Management LLC	*	*	2,032,300	6.9%	*	*	*	*
Reed Conner & Birdwell Investments LLC	*	*	1,901,286	6.4%	*	*	2,415,955	7.3%
SMALL CAP World Fund, Inc.	1,457,000	5.1%	1,800,000	6.1%	1,855,000	5.8%	1,855,000	5.6%
State Farm Mutual Automobile Insurance	1,593,181	5.6%	1,593,181	5.4%	1,593,181	5.0%	*	*
UGC Europe(5)	6,000,000	21.2%	6,000,000	21.3%	6,000,000	18.8%	6,000,000	18.2%

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

(3)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2004 Proxy Statement filed with the SEC on Form 6-K on October 29, 2004. See "—Security Ownership of Principal Shareholders and Management" table and related footnotes therein.

(4)
Number of shares and percentage of class for each shareholder are disclosed as reported in SBS's 2005 Proxy Statement filed with the SEC on Form 6-K on May 23, 2005. See "—Security Ownership of Principal Shareholders and Management" table and related footnotes therein.

(5)
These shares were assigned to UGC Europe under agreements dated April 8, 2003, and April 9, 2003. The 6,000,000 shares listed for the years ended December 31, 2002 were held by UPC.

RELATED PARTY TRANSACTIONS

        UPC acquired a total of 6,000,000 Common Shares, then constituting approximately 23% of our issued and outstanding Common Shares; 3,000,000 Common Shares were acquired under the terms of an investment agreement entered into in June 1999, and 3,000,000 Common Shares were acquired under a private placement agreement entered into on January 27, 2000. As part of the private placement agreement, we granted UPC certain anti-dilution rights to enable UPC to maintain its percentage ownership of voting rights in us. We have rights of first refusal on all sales or transfers by UPC and UGCH (together, the United Parties) of any securities acquired under the investment agreement or private placement agreement and we granted the United Parties certain registration rights with respect to the Common Shares acquired under these agreements. So long as UGCH and its affiliates hold at least 3,000,000 Common Shares or 8% of the outstanding shares in the Company, UPC has the right to nominate a Director to the Board of the Company. The Board of Directors nominated Mr. Shane O'Neill for election to the SBS Board at the annual general meeting in June 2005, and Mr. O'Neill was elected a director at that meeting. Mr. O'Neill is Chief Strategy Officer of UGC Europe, Inc. and President of the chello media division of UGC Europe, Inc.

        As part of its recapitalization process, UPC sold its 6,000,000 Common Shares to UGC Europe, a wholly-owned Dutch subsidiary of UGC, by agreements dated April 8, 2003, and April 9, 2003, respectively. In connection with the share transfer agreements, we, UPC, UGCH and UGC Europe entered into a novation agreement dated April 8, 2003. As part of the novation agreement, UGC Europe is performing all obligations and has assumed all liabilities of UPC under the private placement agreement and all rights and benefits of UPC arising from or under the private placement agreement, the investment agreement and any related instrument have been assigned to UGC Europe.

        By an agreement dated October 30, 2000, between ZeniMax Media Inc. and the Company, we and ZeniMax agreed to exchange certain interests in our respective companies and ZeniMax agreed to assume certain management responsibilities relating to our new media interests. On May 15, 2001 and June 14, 2001, the October 2000 agreement was amended by eliminating the management arrangements and reducing our cross-holdings, such that (taking into account this reduction) for consideration of $10.0 million and 181,818 Common Shares, we acquired 1,412,788 shares of ZeniMax's common stock and 644,780 shares of ZeniMax's preferred stock, which in the aggregate represent 12.5% of ZeniMax's capital stock. The Company granted ZeniMax certain registration rights as part of the October 2000 agreement for which the Company has filed a registration statement. By agreements dated April 16, 2002, June 6, 2002, September 27, 2002, December 20, 2002, March 26, 2003, April 30, 2003, September 26, 2003, March 12, 2004, and March 21, 2005, the Company agreed to maintain the effectiveness of the registration statement. Harry Evans Sloan, our Executive Chairman of the Board, is an investor in ZeniMax and is a member of ZeniMax's board of directors.

        The Company and chellomedia Programming B.V., formerly known as UPC Programming B.V., an indirect wholly owned subsidiary of UGC Europe, Inc., entered into a Cooperation/Agency Agreement dated September 2, 2004, and an Uplink and Satellite Services Agreement dated September 2, 2004, relating to the broadcast of Irisz as part of the Hungarian feed of "Club", a channel owned and operated by Club Channel Limited, a wholly owned subsidiary of UGC Europe, Inc.

        On March 1, 2005, we increased our equity stake in Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake for €7.8 million from Romanian Investment and Development srl, which is owned by Cristian Burci, who also served as CEO of Prima TV until March 1, 2005. On June 13, 2005, we acquired the remaining 14% indirect equity interest in Prima TV for €2.2 million from our former minority partners in Prima TV. On March 1, 2005, we acquired Kiss FM, Romania's leading FM radio network, based on a prime time market share of 24.8% among the age 15 to 40 urban target group in Fall 2004 (Source: IMAS), and the FM radio network Radio Star from MG Media Group Holding S.A for a total purchase price of €22.5 million.

        To comply with Romanian media ownership rules, we currently hold 100% of the beneficial interest of the shares in European Radio Investments Limited (ERI), the majority shareholder of the Romanian company Prima Broadcasting Group SA, which holds the radio licenses. We are entitled to all distributions made by ERI. Pending a corporate reorganization of our Romanian television and radio interests by SBS, legal title to the ERI Shares is held by Mr. Anthony Ghee, a director of the Company. These shares are held in trust for the sole benefit of the Company. Mr. Ghee has agreed to exercise voting power in accordance with the wishes of the Board of the Directors of the Company. Upon the corporate restructuring being completed, legal title of the ERI shares will be transferred to us. The Audio-visual National Council of Romania has confirmed that this ownership structure complies with the applicable Romanian media laws and regulations.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See pages F-1 through F-36.

LEGAL PROCEEDINGS

        We currently and from time to time are involved in litigation incidental to the conduct of our business. Except as otherwise indicated below, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a significant adverse effect on our financial position or profitability.

Sweden/United Kingdom

Kanal 5

        On January 26, 2004, TV4, Sweden's only commercial national analog broadcaster sent a complaint to the Swedish Broadcasting Commission (the SBC) regarding Kanal 5 (Sweden) and TV3, another channel licensed in the United Kingdom and broadcasting solely into Sweden. In relation to Kanal 5, the complaint related to certain sponsorship segments in a programme broadcast by Kanal 5, and also asserted that Kanal 5 should be licensed in Sweden rather than in the United Kingdom on the basis that the company is not established in the United Kingdom in accordance with the criteria set out in the Television Directive. The same allegation was also made against TV3. Kanal 5 responded to the SBC on February 9, 2004, objecting to TV4's arguments, both on factual and legal grounds, including that the SBC has no jurisdiction in this matter on the basis that Kanal 5 is in fact established in the United Kingdom. The SBC contacted OFCOM in May 2004 and requested OFCOM to investigate Kanal 5's establishment. OFCOM contacted Kanal 5 and, following a detailed response by Kanal 5, stated it was satisfied that Kanal 5 meets the establishment criteria in the Television Directive and is appropriately licensed by OFCOM.

        However, the SBC, in a decision on January 26, 2005, concluded that Kanal 5 is established in Sweden and that the provisions of Swedish law should apply to it. The SBC has acknowledged the fact that, as the Television Directive allows only one member state to have jurisdiction to exercise supervision of a broadcaster, it cannot assume supervision of Kanal 5 given the fact that OFCOM believes that Kanal 5's broadcasts should continue to be governed by UK law. In March 2005, the SBC asked OFCOM to reconsider its conclusion concerning Kanal 5. Kanal 5 has sent a detailed submission to OFCOM detailing why the conclusions drawn by the SBC are incorrect and why OFCOM should not reconsider its decision. OFCOM requested further information from Kanal 5 on April 26, 2005 in order for it to reconsider its position regarding the question of jurisdiction over Kanal 5. Kanal 5 was asked to supply the requested information (including copies of employment contracts and minutes of meetings) by May 13, 2005, which it did.

        The issue of Kanal 5's establishment has been previously raised with the SBC on several occasions, the last time being in 2000. On each occasion, the SBC has responded that it did not have jurisdiction over Kanal 5 and that Kanal 5 was not subject to the Swedish regulatory regime because Kanal 5 was not established in Sweden under the Television Directive. Nonetheless, we cannot assure you that the SBC will reach the same conclusion in the currently pending matter.

        If Ofcom were to reverse its previous decision and subsequently determine that Kanal 5 was not properly established in the United Kingdom, then Kanal 5 could (a) appeal the decision to the English courts, (b) take appropriate steps to rectify its establishment in the United Kingdom, or (c) establish Kanal 5 in Sweden and apply for a Swedish broadcasting license. If relocation to Sweden is required or is considered appropriate, this may have an adverse impact on Kanal 5's revenues as, for example, the content, scheduling and type of advertisements permitted to be broadcast may change or be reduced due to stricter rules applicable to advertising in Sweden than in the United Kingdom.

Hungary

TV2

        The National Radio and Television Committee or ORTT, an independent authority whose members are elected and supervised by the Hungarian Parliament, has imposed fines or other sanctions on TV2 from time to time for violation of the Hungarian Broadcasting Act or the Broadcasting Agreement. The ORTT has also imposed fines or other sanctions on other Hungarian television broadcasters, including RTL, MTV1 and MTV2. TV2 has appealed substantially all of these fines to the Hungarian courts, although the courts have upheld the majority of the fines against TV2. As at the date of this annual report, approximately 100 cases are pending or on appeal, and final judgments have been rendered in fifty cases. Based on the final judgments, TV2 has paid HUF203.6 million (approximately €830) in fines since 1997. A fine of approximately HUF271,560 (approximately €1,100) was imposed on TV2 by the ORTT in 2004 for the alleged violation in 2001 and 2002 of the so-called "6% Obligation". This obligation requires Hungarian broadcasters to spend at least 6% of their total annual advertising revenue on new Hungarian productions. RTL Klub, the other national terrestrial general entertainment television station in Hungary, also received a similar fine on the same grounds. TV2 has appealed to the Hungarian courts and the case is currently pending. We believe that the fines sought to be imposed on TV2 by the ORTT are not material in the aggregate.

Greece

Lampsi

        Pursuant to Decision No. 2952/2004 of the State Legal Council, Lampsi's broadcasting license was revoked on the grounds that its shareholder, SBS, does not have registered shares owned by individuals, as required by Greek radio legislation (the natural shareholder rule). SBS has contested the natural shareholder rule in a complaint filed with the European Commission on the grounds that the rule infringes the EC Treaty and has requested interim measures to suspend the application of the law with respect to the tender proceedings to be announced later this year. Lampsi and the other radio stations whose licenses were annulled have been permitted to continue to operate until such time as a new license tender is announced, and, provided the stations participate in the tender, until the tender process is completed. The tender is scheduled to occur in August of 2005. See also "Item 4—Information on the Company—Regulation—National Regulations—Greece".

        In addition to the above proceedings, in June 2004 we acquired the remaining 30% minority interest in Lampsi. This acquisition is subject to the approval of the Greek media authorities for which the Company has applied, but which implicates a number of the same issues as those surrounding the annulment of Lampsi's operating license. Accordingly, we expect a determination from the authorities will be reached around the same time as the situation concerning Lampsi's license is resolved.

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

        The following table sets forth the range of high and low closing prices for the Common Shares in The Netherlands for the periods indicated.

	Common Shares
	High	Low
2000	€76.50	€22.50
2001	33.00	15.80
2002	26.00	11.11
2003	28.70	10.66
2004	33.00	23.00
2003
First Quarter	15.86	10.66
Second Quarter	15.50	13.01
Third Quarter	26.40	12.92
Fourth Quarter	28.70	21.48
2004
First Quarter	30.20	25.20
Second Quarter	30.00	23.00
Third Quarter	30.50	24.75
Fourth Quarter	33.00	25.01
2005
First Quarter	36.75	28.50
2004
December	33.00	27.00
2005
January	32.89	28.50
February	35.00	29.00
March	36.75	31.82
April	39.50	33.91
May	37.20	35.00
June 1 through June 24	€42.00	€36.00

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

        The following table sets forth the range of high and low closing prices for the Common Shares on the Nasdaq National Market for the periods indicated.

	Common Shares
	High	Low
2000	$72.50	$17.75
2001	29.69	12.61
2002	24.83	9.70
2003	33.85	12.23
2004	40.25	29.19
2003
First Quarter	17.29	12.23
Second Quarter	18.96	13.80
Third Quarter	26.48	17.90
Fourth Quarter	33.85	25.13
2004
First Quarter	37.10	30.81
Second Quarter	36.60	29.19
Third Quarter	36.70	31.00
Fourth Quarter	40.25	34.20
2005
First Quarter	47.08	37.24
2004
December	40.25	34.97
2005
January	39.02	37.24
February	43.10	37.85
March	47.08	42.16
April	48.69	44.42
May	46.20	43.74
June 1 through June 24	$48.26	$44.75

ITEM 10—ADDITIONAL INFORMATION

        The Company is a Luxembourg société anonyme, register number B31 996, founded on October 24, 1989, and its affairs are governed by its Articles of Incorporation, as amended from time to time, most recently on June 15, 2005 (the Articles), and the Luxembourg Company Law of August 10, 1915, as amended (the Companies Act).

        Article 3 of the Articles states that the Company's purpose is to advise on, operate and develop all activities in connection with the realization of media projects in the fields of printed and audio-visual media, in particular television broadcasting. The Company may produce radio and television programs and carry out all ancillary services directly or indirectly related to this purpose or which it believes useful for the development of its business. In addition, Article 3 provides that the Company has the purpose of holding participations, in any form whatsoever, in companies and any other form of investment; making acquisitions by purchase, subscription or in any other manner; making transfers by sale, exchange or otherwise of securities of any kind; and engaging in the administration, control and development of its portfolio. Furthermore, the Company may guarantee, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or which form part of the same group of companies as the Company. The Company may carry out any commercial, industrial or financial activities that it may deem useful in accomplishment of its purpose.

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

Directors

        The Board of Directors may deliberate or act validly only if at least a majority of the directors is present or represented at a meeting of the Board of Directors. Decisions must be taken by a majority of votes of the directors present or represented at such a meeting. The Articles provide that no transaction between the Company and another party in which a director or officer is an employee, officer or director will be invalidated solely for that reason. However, the Articles provide further that any director or officer who has a personal interest in a transaction must disclose such interest and abstain from voting on the transaction. Such directors that must abstain from voting on a transaction are not counted in the quorum requirement for purposes of the meeting. The Articles provide that the Directors are appointed for a term which may not exceed six years. The current Directors are appointed for a term to expire at the annual general meeting called to approve the annual accounts of the Company for the year ended December 31, 2005, at which meeting they may be re-elected.

Authorized Capital

        The authorized capital of the Company at June 24, 2005 consisted of 75,000,000 Common Shares, par value €2.00 per share, of which 32,955,253 Common Shares were issued and 32,904,090 were outstanding. All Common Shares are fully paid and non-assessable, and there is no liability to further capital calls by the Company under the Articles or the Companies Act. Under Luxembourg law, authorized capital will be automatically reduced to the number of Common Shares outstanding at the time on the fifth anniversary of the later of: (1) the publication of the most recent amendment to the Articles revising the Company's authorized capital; or (2) an approval by the shareholders of the extension of the five-year term. At a meeting of the shareholders on December 3, 2004, effective as of that date, the shareholders approved an extension of the five-year term. The term commenced on the date of the minutes of the meeting. During the five-year period from the date of such minutes, the Board of Directors is authorized, without further shareholder action, to issue additional Common

Shares from time to time up to the number of authorized Common Shares. All Common Shares are issued in registered form.

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

Shareholder Meetings

        The Company is required to hold a general meeting of shareholders each year in Luxembourg. In addition, the Board of Directors may call any number of extraordinary general meetings. Also, the Board of Directors is obliged to call a general meeting of shareholders within one month after receipt of a written demand therefore by shareholders representing one-fifth of the outstanding Common Shares.

        As of January 1, 2005, Luxembourg companies are required to approve the annual and consolidated accounts within the six months following the end of each accounting year. The accounting year of the Company ends on December 31 of each year. As a result, the Articles have been amended to provide that the annual general meeting of shareholders of the Company be held on the last Friday in June of each year.

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

Limitations on Share Ownership

        A person who owns more than 20% of the Common Shares or voting power at any time, who has not obtained approval from the Board of Directors, cannot be registered, or otherwise accepted, as a shareholder. An unauthorized holder of more than 20% of the Common Shares will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder, for the portion of such person's shareholding that exceeds 20% (the Share Ownership Limit). However, the Board of Directors may approve the ownership by a person of more than 20% of the Common Shares or votes:

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

MATERIAL CONTRACTS

        Pursuant to a share purchase agreement dated December 23, 2002, between the Company and ITI, we sold 16,940 shares in TVN, representing a 2.6% equity interest, to a wholly-owned subsidiary of ITI for $11 million (€ 10.5 million).

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

        By a share sale and purchase agreement dated February 8, 2005, among Kanal 5 Holding AB, a wholly owned Swedish subsidiary of the Company, Baker Communications Fund II (Cayman), L.P. and Nordic Capital IV L.P., Kanal 5 Holding AB agreed to acquire all of the outstanding shares and warrants of C More for €269.6 million in cash, including approximately €20 million in cash in C More at December 31, 2004. The sale and purchase was conditional on approvals from local competition authorities. Closing of the transaction occurred on March 8, 2005.

        By a bridge facility agreement dated March 7, 2005, between SBS and ABN AMRO Bank N.V., as Lender, we entered into a bridge loan that provided for an aggregate of up to €300 million of credit through a revolving credit facility (the Bridge Facility). Borrowings under the Bridge Facility were for use in connection with the acquisition of C More and for general corporate and working capital purposes. On May 12, 2005, using funds drawn under the Credit Facility, we repaid and cancelled the Bridge Facility. For further details on the Bridge Facility and the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Bridge Facility" and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

        By a multicurrency revolving facility agreement dated May 12, 2005, that we entered into with ABN Amro Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland PLC, as lead arrangers, ABN Amro Bank N.V. as facility agent and security agent, and certain other lenders, we obtained a secured credit facility (the Credit Facility) that provides for an aggregate of up to €325 million of credit, or the equivalent in other currencies. On the same day, we drew down on the Credit Facility to refinance the Bridge Facility and to defease the covenants under the Senior Notes and to call for their redemption. In the future, we anticipate using the Credit Facility to finance Group acquisitions and to provide funding for general corporate and working capital purposes of the Group. For further details on the Credit Facility, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility".

EXCHANGE CONTROLS

        The Company has been advised by Arendt & Medernach, Luxembourg counsel to the Company, that there are no exchange controls in existence in Luxembourg which would affect the Company's operations, the import and export of capital or affect the Company's ability to pay dividends to non-resident shareholders.

TAXATION

        The following is a summary of certain Luxembourg and U.S. federal income tax considerations that are likely to be relevant to the acquisition, ownership and disposition of Common Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares. In particular, the summary does not address considerations that may be applicable if the shareholder will not hold Common Shares as capital assets, is a taxpayer subject to special tax rules, such as a bank, a tax-exempt entity, an insurance company, a dealer in securities or currencies, a person that holds Common Shares as part of an integrated investment (including a "straddle") comprised of Common Shares and one or more other positions or a person that owns or is deemed to own 10% or more of the Company's stock. The summary is based on legislation, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in the Common Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

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

        The United States and Luxembourg have concluded a double tax treaty, that entered into force on December 20, 2000 (the Treaty). For shareholders who are eligible for benefits under the Treaty (as described below), the rate of Luxembourg withholding tax is reduced to 15%.

        An immediate application of the reduced withholding tax rate is possible if all the appropriate forms are submitted to the relevant authorities. U.S. shareholders that request the application of the reduced withholding tax rate must provide a certificate of residency, which must be obtained from the IRS.

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

United States Federal Income Tax Considerations

        The following is a summary of certain United States federal income tax consequences of the ownership and disposition of Common Shares by investors resident of the United States for purposes of the Treaty and fully eligible for benefits under the Treaty. Such an investor generally will be entitled to Treaty benefits if the investor:

  •
  is the beneficial owner of Common Shares (and of the dividends paid with respect to Common Shares);

  •
  is an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent the investors' income is subject to taxation in the United States in the hands of the investors or in the hands of the investors' partners or beneficiaries;

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

        Subject to generally applicable limitations and to the special considerations discussed below, Luxembourg withholding tax at the lowest rate available under the Treaty will constitute a foreign income tax that is eligible for credit against U.S. federal income tax liability or may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions or when the relevant holding period is not met and may not be allowed in respect of arrangements in which a shareholder's expected economic profit is insubstantial. Shareholders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

        Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Common Shares before January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends". Dividends received with respect to the Common Shares will be qualified dividends if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (PFIC), or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (FPHC) or foreign investment company (FIC). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC, FPHC, or FIC for U.S. federal income tax purposes with respect to its 2004 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

        The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of Common Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Information Reporting and Backup Withholding Tax

        Dividends and payments of the proceeds on a sale of Common Shares, paid within the United States or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred. Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.

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

        Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations. Currency rate fluctuations reduced euro-reported revenues and euro-reported operating income by €6,612 and €235, respectively, when comparing the year ended December 31, 2003, to the year ended December 31, 2002, and reduced euro-reported revenues and euro-reported operating income by €2,524 and €295, respectively, when comparing the year ended December 31, 2004, to the year ended December 31, 2003 (all amounts in this paragraph and the rest of this Item 11 are presented in thousands of euro).

        We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. However, the majority of our debt bears interest at fixed interest rates.

Exchange Rate Risk

        Our earnings are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries when we translate the results of operations of our consolidated subsidiaries into euro. At December 31, 2004, the effect of a hypothetical uniform 10% strengthening in the 2004 average value of the euro relative to the currencies in which revenues and costs from our consolidated subsidiaries are denominated would have reduced our operating income by approximately €2,725 for 2005. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro. The foregoing sensitivity analysis of the effects of hypothetical changes in foreign currency exchange rates does not take into account any potential associated changes in sales and cost levels or local currency prices.

        We have liabilities and commitments in U.S. dollars related to our program liabilities. We enter into foreign exchange contracts for a significant portion of our program right contracts denominated in U.S. dollars. Assuming a hypothetical uniform 10% weakening of the euro to the U.S. dollar at December 31, 2004, the resulting reported currency loss in 2005 would be approximately €3,098. The foregoing sensitivity analysis assumes no changes in the Company's financial structure. Additionally, a 10% weakening of the euro to the U.S. dollar would increase our programming right commitments by €24,644 in 2005.

        SBS carries currency risk related to its inter-company receivables, as such receivables (subject to a few exceptions) are kept in the local currency of its subsidiaries. Assuming a hypothetical 10% strengthening of the 2004 year-end value of the euro relative to the currencies in which the inter-company receivables are denominated, such strengthening would result in a currency loss in 2005, affecting earnings by approximately €1,234, related to those inter-company receivables likely to be repaid in the foreseeable future. This hypothetical calculation assumes that the exchange rate for each functional currency would change in the same direction relative to the euro. The carrying value of certain of our assets and liabilities are affected by fluctuations in the value of the euro as compared to the functional currencies of our consolidated subsidiaries. At December 31, 2004, the result of a hypothetical uniform 10% strengthening of the December 31, 2004 value of the euro relative to the currencies in which balance sheet items for our consolidated subsidiaries are denominated would have reduced affected consolidated assets by approximately €8,787 and would have reduced affected consolidated liabilities by approximately €9,296. The foregoing calculation assumes that the exchange rate for each currency would change in the same direction relative to the euro. The foregoing sensitivity analysis is based on the 2004 year-end local currency cash positions, receivables, other current and non-current assets, accounts payable, accrued expenses, program rights payable, deferred income, tax payable, other current and non-current liabilities and long-term debt. Long-term debt included in the foregoing sensitivity analysis does not include debt denominated in euro. The foregoing sensitivity analysis assumes no changes in our financial structure.

Interest Rate Risk

        Our earnings are affected by changes in interest rates. If market interest rates for long-term debt other than our 12% Senior Notes were to increase 1% as compared to the interest rates of our other long-term debt at December 31, 2004, our interest expense would increase by approximately €89 in 2005. This analysis assumes no changes in our financial structure.

        As of December 31, 2004, the Company had €103,655 of fixed rate debt outstanding with a fair value of approximately €113,844 based on public market trading of the Senior Notes. A change in prevailing interest rates would change the fair value of the Company's fixed-rate long-term debt, but such a change would not affect the Company's interest expense and cash flows. While the Senior Notes were still outstanding, we also used an interest rate swap to reduce the effective interest rate of our 12% Senior Notes.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        This item is not applicable.

ITEM 15—CONTROLS AND PROCEDURES

        We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEE AND SERVICES

        Fees for professional services provided by our independent auditors, Ernst & Young, in each of the last two fiscal years, in each of the following categories are (in euro thousands):

	Year ended December 31,
	2003	2004
Audit Fees	€1,189	€1,173
Audit-Related Fees	429	293
Tax Fees	539	430
All Other Fees	—	—

Total Fees	€2,157	€1,896

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

        The audit committee assesses all requests for services to be performed by the independent auditor to SBS and any of its subsidiaries for compliance with our established pre-approval policy. The pre-approval policy requires the audit committee to assess the nature and scope of the proposed services including engagement terms and fees for all audit and non-audit services prior to the engagements in order to assure that the provision of such services does not impair the auditor's independence in light of applicable law, as well as the principles and other guidance enunciated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. The audit committee will also take into account other factors in this determination, such as the ratio of audit to non-audit services for a given period and whether the level of non-audit services, even if permissible under applicable law, is appropriate in light of the independence of the auditor.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        This item is not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On August 30, 2004, we repurchased 854,494 Common Shares. The repurchased Common Shares were used in September 2003 to acquire Radio 1 Norge AS in Norway and Radio 2 AS in Denmark from wholly owned subsidiaries of Clear Channel Communications Inc. and Norsk Aller AS. The Company exercised its option to repurchase these Common Shares pursuant to the September 2003 share purchase agreement with the sellers. Had SBS not exercised its right to repurchase the Common Shares, the sellers would have been entitled to sell them in SEC-registered transactions over a six-month period starting in September 2004 until the sellers had received proceeds equal to the purchase price of €17.5 million plus 6% interest per annum, which amounted to €18.6 in August 2004, with any unsold Common Shares to be returned to SBS. At the Company's annual general meeting held on December 5, 2003, the Company was authorized to repurchase up to 10% of its subscribed capital at prevailing prices, but in no event for an amount less than €2.00 par value per Common Share or greater than €40.00 per common share to be effected from time to time as directed by the Board of Directors. The authorization was valid for 18 months, commencing December 5, 2003. For subsequent share purchase authorizations, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings and Commercial Commitments—Capital and Commercial Commitments".

PART III

ITEM 17—FINANCIAL STATEMENTS

        The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18—FINANCIAL STATEMENTS

        See pages F-1 through F-36, included herein.

ITEM 19—EXHIBITS

Number	Description
1.1	Articles of Incorporation of the Registrant, dated June 15, 2005
2.1	Indenture between the Company and The Bank of New York as trustee, dated June 14, 2001, for the Company's €135 million 12% Senior Notes due 2008(1)
2.2	Amendment No. 1 to Indenture for the Company's €135 million 12% Senior Notes, between SBS Broadcasting S.A. and The Bank of New York, as trustee, dated July 13, 2001(1)
4.1	Investment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated June 29, 1999(2)
4.2	Private Placement Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc., dated January 27, 2000(3)
4.3	Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(2)
4.4	Agreement Relating to the Operation of TV10 B.V. between SBS Broadcasting B.V. and Fox Kids European Channels B.V., dated April 12, 2001(2)
4.5	Side Letter to the Agreement Relating to the Operation of TV10 B.V. and to the Amended and Restated Limited Liability Company Operating Agreement of TV10 Holdings LLC, dated April 12, 2001(2)
4.6	Management Services Agreement among SBS Broadcasting S.A., Scandinavian Broadcasting System (Jersey) Limited and Convers Media Europe Limited Partnership, dated August 9, 2002(4)
4.7	Service Agreement between Scandinavian Broadcasting System (Jersey) Limited and Harry Evans Sloan, dated September 1, 2002(4)
4.8	Share Purchase Agreement between SBS Broadcasting S.A. and International Trading and Investments Holdings S.A. Luxembourg, dated December 23, 2002(4)
4.9	Novation and Assignment Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V., UGC Holdings, Inc. and UnitedGlobalCom Europe B.V., dated April 8, 2003(5)
4.10	Share Transfer Agreement among SBS Broadcasting S.A., UPC Investments I B.V. and UPC Intermediates B.V., dated April 8, 2003(4)
4.11	Share Transfer Agreement among SBS Broadcasting S.A., UPC Intermediates B.V. and United Pan-Europe Communications N.V., dated April 8, 2003(4)

4.12	Share Transfer Agreement among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and UnitedGlobalCom Europe B.V., dated April 9, 2003(4)
4.13	Agreement for Transfer of the Share Capital of Veronica Uitgeverij B.V. against Issue of SBS shares, between SBS Broadcasting B.V. and Veronica Holding B.V., dated September 1, 2003(6)
4.14	Licence Agreement between SBS Broadcasting B.V. and Veronica Holding B.V., dated September 1, 2003(6)
4.15	Share Purchase Agreement between SBS Broadcasting S.A. and International Trading and Investments Holdings S.A. Luxembourg, dated September 12, 2003(6)
4.16	SBS Broadcasting S.A. 2004 Share Incentive Plan, dated December 5, 2003(6)
4.17	Employment Agreement between Scandinavian Broadcasting System (Jersey) Limited and Harry Evans Sloan, dated September 1, 2004
4.18	Management Services Agreement among Convers Media Europe Limited Partnership, SBS Broadcasting S.A. and Scandinavian Broadcasting System (Jersey) Limited, dated December 14, 2004
4.19
Share Sale and Purchase Agreement Regarding C More Group AB among Baker Communications Fund II (Cayman), L.P., Baker Communications Fund II, L.P., Nordic Capital IV L.P., Nordic Capital IV Beta C.V., Nordic Capital IV Gamma C.V., Fyrfond KB, NC IV Limited and Kanal 5 Holding AB, dated February 8, 2005
4.20	Bridge Facility Agreement between SBS Broadcasting S.A. and ABN Amro Bank N.V., dated March 7, 2005
4.21
Multicurrency Revolving Facility Agreement among SBS Broadcasting S.A. and certain subsidiaries as borrowers and guarantors, ABN Amro Bank N.V., Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland PLC as arrangers, ABN Amro Bank N.V. as facility agent and security agent and certain lenders party thereto, dated May 12, 2005
7.1	Calculation of Ratio of Earnings to Fixed Charges
8.1	List of SBS subsidiaries
12.1	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by M. Tellenbach, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by J. von Schwerin, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young Accountants

(1)
Incorporated by reference to the Company's Registration Statement on Form F-4 (Reg. No. 333-13788) filed August 3, 2001.

(2)
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

(5)
Annexure B to this Exhibit is filed under Exhibit number 4.2.

(6)
Incorporated by reference to the annual report on Form 20-F of the Company for the year ended December 31, 2003, filed with the Securities and Exchange Commission on May 14, 2004.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of the Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
SBS Broadcasting S.A.

        We have audited the accompanying consolidated balance sheets of SBS Broadcasting S.A. as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBS Broadcasting S.A. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands

February 25, 2005

SBS BROADCASTING S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands of euro, except share data)

	December 31, 2003	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€196,033
Short-term investments	528	354
Trade accounts receivable, net of allowance for doubtful accounts of €4,294 (€4,990 in 2003)	95,533	88,398
Accounts receivable, affiliates	1,404	1,475
Restricted cash and cash in escrow	1,853	2,451
Program rights inventory, current	102,880	117,544
Deferred tax assets, current	—	2,372
Other current assets	18,149	23,702

Total current assets	466,183	432,329
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	41,256
Goodwill	149,480	159,603
Other intangible assets, net of accumulated amortization	73,517	85,671
Program rights inventory, non-current	65,079	62,928
Deferred financing cost, net of accumulated amortization	4,447	2,600
Investments in and advances to unconsolidated subsidiaries	3,791	5.972
Other assets	1,200	388

Total assets	€799,278	€790,747

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€34,537	€33,698
Accrued expenses	65,459	66,702
Program rights payable, current	58,921	46,674
Income taxes payable	4,378	3,763
Current portion of long-term debt	3,328	2,550
Deferred income, current	41,862	40,785
Deferred taxes, current	—	9,271
Other current liabilities	20,031	19,780

Total current liabilities	228,516	223,223
Program rights payable, non-current	31,190	22,651
12% senior notes due 2008	134,700	103,655
Other long-term debt	8,909	6,784
Deferred tax, non-current	27,440	23,109
Other non-current liabilities	29,405	7,588
Minority interest	61,051	58,791
Shareholders' equity:
Common Shares (authorized 75,000,000 issued 31,780,895 (31,016,834 in 2003) at par value €2.00)	62,034	63,562
Additional paid-in capital	669,835	683,678
Accumulated deficit	(444,749)	(394,965)
Unearned compensation	(1,499)	(1,376)
Treasury shares (997 common shares in 2003)	(28)	—
Accumulated other comprehensive lossss)	(7,526)	(5,953)

Total shareholders' equity	278,067	344,946

Total liabilities and shareholders' equity	€799,278	€790,747

See Notes to Consolidated Financial Statements

SBS BROADCASTING S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(in thousands of euro, except share data)

	Year ended December 31,
	2002	2003	2004
Net revenue	€510,854	€581,691	€678,277
Operating expenses:
Station operating expenses (exclusive of depreciation and amortization)	365,963	388,176	431,462
Selling, general and administrative expenses (exclusive of depreciation and amortization)	94,190	105,355	127,226
Corporate expenses	14,515	15,109	15,254
Non-cash compensation	1,559	4,966	2,995
Depreciation	15,520	15,120	12,976
Amortization	7,392	9,760	15,438

Total operating expenses	499,139	538,486	605,351

Operating income	11,715	43,205	72,926
Equity in loss from unconsolidated subsidiaries	(33,232)	(7,273)	(1,104)
Interest income	1,656	1,669	4,117
Interest expense	(26,831)	(26,288)	(16,123)
Foreign exchange gain	20,491	12,167	3,805
Investment gain (loss)	(2,957)	29,121	9,806
Gain (loss) on extinguishments of debt	1,335	(140)	(5,124)
Other expense, net	(2,601)	(2,605)	(2,239)

Income (loss) before income taxes and minority interest	(30,424)	49,856	66,064
Income taxes	(666)	(12,750)	(7,847)

Income (loss) before minority interest	(31,090)	37,106	58,217
Minority interest in income, net	(4,634)	(6,836)	(8,433)

Net income (loss)	€(35,724)	€30,270	€49,784

Net income (loss) per common share—basic	€(1.25)	€1.05	€1.59

Net income (loss) per common share—diluted	€(1.25)	€1.04	€1.49

Weighted average common shares—basic	28,492	28,754	31,268

Weighted average common shares—diluted	28,492	29,172	33,337

Net income (loss)	€(35,724)	€30,270	€49,784
Currency translation adjustment	(943)	(7,293)	1,573

Comprehensive income (loss)	€(36,667)	€22,977	€51,357

See Notes to Consolidated Financial Statements

SBS BROADCASTING S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Common shares	Additional paid-in Capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2002	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706
Re-issuance of 15,999 treasury shares	—	(440)	—	—	440	—	—
Issuance of 1,238 Common Shares in exchange for 25,000 stock options	—	(12)	—	—	34	—	22
Exercise of stock options as to 566,667 Common Shares	1,134	8,410	—	—	—	—	9,544
Issuance of 1,827,047 Common Shares in exchange for Convertible Notes	3,654	38,241	—	—	—	—	41,895
Stock-based compensation	—	4,891	—	32	—	—	4,923
Deferred stock compensation	—	1,531	—	(1,531)	—	—	—
Currency translation adjustment	—	—	—	—	—	(7,293)	(7,293)
Net income	—	—	30,270	—	—	—	30,270

Balance at December 31, 2003	€62,034	€669,835	€(444,749)	€(1,499)	€(28)	€(7,526)	€278,067
Exercise of stock options as to 746,958 Common Shares	1,492	11,012	—	—	28	—	12,532
Stock-based compensation	—	2,511	—	479	—	—	2,990
Deferred stock compensation	36	320	—	(356)	—	—	—
Currency translation adjustment	—	—	—	—	—	1,573	1,573
Net income	—	—	49,784	—	—	—	49,784

Balance at December 31, 2004	€63,562	€683,678	€(394,965)	€(1,376)	€—	€(5,953)	€344,946

See Notes to Consolidated Financial Statements

SBS BROADCASTING S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of euro)

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	€(35,724)	€30,270	€49,784
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(7,376)	(4,128)	(1,286)
Non-cash compensation	1,559	4,966	2,995
Depreciation and amortization	22,912	24,880	28,414
Equity in loss from unconsolidated subsidiaries	33,232	7,273	1,104
Non-cash interest expense	2,235	3,677	912
Foreign exchange gain on long-term debt	(13,124)	(8,274)	(134)
Investment (gain) losses	2,854	(28,835)	(9,806)
Loss (gain) on extinguishments of debt	(1,335)	140	5,124
Other non-cash income	(655)	—	—
Deferred tax expense	—	8,124	995
Minority interest in income	4,634	6,836	8,434
Changes in operating assets and liabilities, net of amounts acquired:
Trade accounts receivable	(3,879)	(12,504)	8,304
Accounts receivable, affiliates	18	(98)	(520)
Program rights inventory, net	206	2,825	(31,991)
Other current assets	12,083	(958)	(2,095)
Other non-current assets	(206)	962	852
Accounts payable and accrued expenses	(2,905)	20,109	(3,412)
Deferred income	(1,752)	25,539	529
Other liabilities	(1,318)	(1,924)	(878)

Cash provided by operating activities	11,459	78,880	57,325

Cash flows from investing activities:
Proceeds from sale of available-for-sale investments	—	—	9,720
Proceeds from sale of fixed assets	3,672	—	—
Capital expenditures	(25,151)	(18,346)	(30,875)
Net proceeds from sales of equity interests	17,511	143,411	—
Payments for purchase of acquired businesses, net of cash acquired	(10,828)	7,576	(53,102)

Cash (used in) provided by investing activities	(14,796)	132,641	(74,257)

Cash flows from financing activities:
Net change in short-term borrowings	(2,036)	(1,278)	—
Proceeds from issuance of Common Shares	380	9,544	12,532
Proceeds from issuance of notes and debentures	11,800	—	—
Net change in restricted cash and cash in escrow	1,870	(181)	(557)
Payment of long-term debt	(10,757)	(31,562)	(43,255)
Payment of capital lease obligation	(669)	(112)	—

Cash (used in) provided by financing activities	588	(23,589)	(31,280)

Effect of exchange rate changes on cash and cash equivalents	(604)	(9,136)	(1,591)
Net change in cash and cash equivalents	(3,353)	178,796	(49,803)
Cash and cash equivalents, beginning of period	70,393	67,040	245,836

Cash and cash equivalents, end of period	€67,040	€245,836	€196,033

Cash paid for interest	€24,595	€22,584	€17,141

Cash paid for income taxes	€329	€607	€7,218

See Notes to Consolidated Financial Statements

Non-cash investing and financing activities:

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

        The Company redeemed a principal amount of $53,222 of its 7% Convertible Subordinated Notes through the issuance of 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share.

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

  Reporting currency

        The Company prepares its consolidated financial statements in euro effective January 1, 2002. Under Luxembourg law, the Company has elected to file its statutory financial statements and to pay dividends in euro.

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

  Derivative Instruments and Hedging Activities

        The Company and its subsidiaries use forward exchange contracts to hedge a portion of their U.S. dollar denominated programming rights contracts to manage the effect of exchange rate fluctuations on their U.S. dollar denominated obligations. Forward-exchange contracts are entered into for hedging of firm commitments only, and are set up to coincide with firm commitments. The forward contracts are recorded on the balance sheet as part of other current assets at fair value and marked-to-market at each reporting period. As the Company's derivatives are designated as fair value hedges, the gain or loss on the mark-to-market adjustment of the derivatives is recorded directly in earnings and included in station operating expenses. Gains and losses on the fair value of the firm commitment are also recorded directly in earnings and included in station operating expenses at a loss of €702. The fair value is based on prevailing exchange rates.

        No fair value hedges were derecognized or discontinued during 2003 or 2004 and hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings. The Company and its subsidiaries do not invest in derivatives for trading or speculative purposes. The notional value of the Company's foreign exchange contracts amounted to €58,116 and €67,734 at December 31, 2003 and 2004, respectively. The Company is exposed to credit-related losses if counter-parties to financial instruments fail to perform their obligations. However, the Company does not expect any counter-parties, which presently have high credit ratings, to fail to meet their obligations.

        The Company also uses an interest rate swap to reduce the effective interest rate of its Senior Notes. The fair value of the instrument is recorded on the balance sheet and changes in the fair value are recorded directly to interest expense in the Statement of Operations.

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

        Financial instruments, which potentially expose the Company to concentration of credit risk, consist principally of cash equivalents, accounts receivable, and derivative financial instruments. Credit risk for investments is managed by purchasing short-term instruments and monitoring counter-parties credit ratings. The Company provides advertising air-time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

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

  Cash and cash equivalents

        Cash and cash equivalents represent cash, marketable securities, money market funds and short-term deposits with maturities of less than three months at the time of purchase.

  Investments

        For investments in which the Company owns 20%-50% of the voting shares, the equity method of accounting is used, unless management control is maintained by the Company in which case the investment is consolidated in the financial statements. Under the equity method, the Company records its proportionate share of the investee's income or losses as determined under generally accepted accounting principles in the United States. Investments in which the Company owns less than 20% are accounted for either as available-for-sale or at cost. Those investments with readily determinable market values are accounted for in accordance with the provisions of Statement of Financial

Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") and have been designated by management as available-for-sale. Accordingly, the investments are recorded at the fair value with any unrealized gain or loss recorded as a component of other comprehensive income (loss). As of December 31, 2003 and 2004, the carrying value of available-for-sale investments was €16 and €102, which approximated the fair value. All of these investments were comprised of equity securities.

        Investments without readily determinable fair market values are valued at cost. As of December 31, 2003 and 2004, the carrying value of the investments accounted for at cost was €512 and €252, respectively.

        For all of the Company's investments, an impairment loss is recognized when an other-than-temporary decline is incurred. The Company recorded impairment losses of €32,865, €50 and €0 during 2002, 2003, and 2004, respectively.

        Investments are classified as short-term or long-term based on their availability for funding current operations, as determined by management.

  Program rights

        Program rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. The rights to certain sporting events are being amortized using the flow of income method. Program rights are evaluated to determine if revenues are sufficient to cover the amortization expense of the program. To the extent that revenues are insufficient, the program rights are written down to their recoverable value. Program rights are classified as current or non-current based on anticipated usage in the following year. The related program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

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

  Goodwill and other indefinite-lived intangible assets

        Indefinite lived intangible assets consist of acquired trademarks and broadcast licenses. Broadcasting licenses for which the renewal process includes an auction or where the cost of the license renewal is significant are amortized over the term of the license. In some territories, the license is initially issued for a finite period but the renewal is routinely granted with no or very low cost, provided that the licensee complies with applicable rules and regulations. The technology used in broadcasting is not expected to be replaced by another technology in the foreseeable future. Therefore, the broadcast licenses and the related cash flows are expected to continue indefinitely. In these circumstances, the Company assigns an indefinite life to the acquired license.

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

        Goodwill is allocated to various operating segments, which are either the reporting segments or one reporting level below the operating segment. For purposes of the impairment test of goodwill as required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), we determined that we have 13 operating segments, representing seven, five and one reporting(s) from Television, Radio and Print, respectively. SFAS 142 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of goodwill within the reporting unit is less than its carrying value. SFAS 142 also requires the Company to compare the fair value of an indefinite-lived intangible asset to its carrying amount.

        During the fourth quarter of 2004 the Company tested goodwill and other indefinite-lived intangible assets for impairment using the two-step process prescribed in SFAS 142. The Company estimated the fair value of each reporting unit based on valuations of comparable public companies within the European broadcasting industry and discounted cash flows. For all reporting units, the estimated fair value exceeded the net book value and therefore no impairment was indicated for 2004. There were no impairments of indefinite-lived intangible assets.

  Long-lived assets

        Long-lived assets, including buildings, improvements, technical and other equipment, and intangible assets with finite lives are carried at cost and amortized on a straight-line basis over their estimated useful lives.

        Long-lived assets, other than goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. No impairment has been recorded for any long-lived assets in 2002, 2003, and 2004.

  Revenue recognition

        The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues from the sale of magazine subscriptions are recognized over the terms of the subscription period. Revenues from retail sales of the magazines and revenues from the sale of magazine advertisements are recorded when each issue goes on sale. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast. Revenues are recognized when collection of the resulting receivable is reasonably assured.

  Barter transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or, for advertising barter transactions, at the fair value of the advertising surrendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized. Barter revenues recorded in exchange for equity investments for the years ended December 31, 2002, 2003 and 2004 were €7,376, €4,128 and €1,286, respectively.

        Other barter revenues for the years ended December 31, 2002, 2003 and 2004 were €11,128, €10,932 and €11,739, respectively. Comparable amounts are recorded as expenses, subject to timing differences.

  Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled €10,975, €9,992 and €12,243 in 2002, 2003 and 2004, respectively.

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

        The per-share calculations shown in Consolidated Statement of Operations for the years ended December 31, 2002, 2003 and 2004 are computed in accordance with Statement of Financial

Accounting Standards No. 128, Earnings per Share. The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

	Years ended December 31,
	2002	2003	2004
Numerator:
Net income (loss)	€(35,724)	€30,270	€49,784
Add: Interest on 7% convertible subordinated notes due 2004 unless it is anti-dilutive	—	—	—

Net income (loss) used to calculate diluted earnings per share	€(35,724)	€30,270	€49,784

Denominator:
Weighted average common shares	28,492	28,754	31,268
Effect of dilutive securities:
Employee stock options	174 *	418	2,069
7% convertible subordinated notes	2,575 *	—	—
Less anti-dilutive items(*)	(2,749)	—	—

Weighted average common shares—diluted	28,492	29,172	33,337

Net income (loss) per common share—diluted:	€(1.25)	€1.04	€1.49

  Stock-based compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("APB 25") and related Interpretations. When the exercise price of the stock options are awarded at or above the fair market value on the date of grant, no compensation expense is recorded. Compensation expense is recorded for the vesting of restricted stock awards, modifications to outstanding stock option awards, and for awards in which the exercise price is not fixed at the date of grant and are included as non-cash compensation. The Company recorded non-cash compensation expense of €731 during 2002 for the exchange of 300,068 stock options for 36,724 Common Shares.

        During 2003 the Company recorded non-cash compensation of €44 for the exchange of 25,000 stock options for 1,238 Common Shares. The Company also recorded non-cash compensation of €4,890 related to the impact of our increasing share price over the second half of 2003 on options to purchase 466,667 shares of Common Stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives.

        During 2004 the Company recorded non-cash compensation of €1,265 for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company. The Company also recorded non-cash compensation of €479 related to the vesting of restricted stock awards and €1,251 related to options to purchase 466,667 shares subject to variable accounting treatment.

        The following table illustrates the impact to net income (loss) and net income (loss) per share if the Company accounted for its stock options granted to employees using the fair value method under

Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation ("SFAS 123"). The Company's pro forma information follows:

	2002	2003	2004
Net income (loss), as reported	€(35,724)	€30,270	€49,784
Add: Stock-based compensation expense, net of tax, included in reported net income (loss)	1,559	4,966	2,995
Deduct: Total stock-based compensation expense, net of tax, determined using the fair value method	(18,335)	(11,655)	(14,978)

Pro forma net income (loss)	€(52,500)	€23,581	€37,801

Basic net income (loss) per Share, as reported	€(1.25)	€1.05	€1.59
Pro forma basic net income (loss) per Share	€(1.84)	€0.82	€1.21
Diluted net income (loss) per Share, as reported	€(1.25)	€1.04	€1.49
Pro forma diluted net income (loss) per Share	€(1.84)	€0.81	€1.13

        See Notes to Consolidated Financial Statements—9. Stock-Based Compensation

  Impact of recently issued accounting standards

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), effective for fiscal years beginning after June 15, 2002. This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The adoption of this pronouncement on January 1, 2003 did not have a material impact on the Company's results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), and in December 2003, issued a revision to FIN 46. Fin 46 expands upon and strengthens existing accounting guidance as to when a company should consolidate the financial results of another entity. FIN 46 requires "variable interest entities" (as defined by the interpretation) to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity's primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The Company's final adoption of this statement in 2004 did not have a material impact on its financial position or results of operations.

        In September 2004, the Emerging Issue Task Force ("EITF") issued Topic No. D-108 "Use of the Residual Method to Value Acquired Assets Other than Goodwill" ("Topic D-108"). Topic D-108 requires the direct value method, rather than the residual value method, be used to value intangible assets other than goodwill for such assets acquired in business combinations completed after September 29, 2004. Under the residual value method, the fair value of the intangible asset is determined to be the difference between the enterprise value and the fair value of separately identifiable assets; whereas, under the direct value method all intangible assets are valued separately and directly. Topic D-108 also requires that registrants who have applied the residual method to the valuation of intangible assets for purposes of impairment testing shall perform an impairment test using the direct value method on all intangible assets no later than the beginning of fiscal years beginning after December 15, 2004 though early adoption is permissible. Impairments resulting from the application of the direct value method and the related tax effects should be reported as a cumulative effect of a change in accounting principle. The provisions of Topic D-108 did not affect the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment"("SFAS 123R"), which replaces SFAS 123 and supercedes APB 25. SFAS 123R, as amended April 2005, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first year after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123, will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the quarter that begins January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retrospective adoption options. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective requires that compensation expense is recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retrospective methods would record compensation expense for all unvested stock options and restricted stock beginning the first period restated. The Company is currently evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and has not determined whether the adoption will result in amounts that are similar to the pro forma disclosures under SFAS 123.

  Reclassifications

        Certain reclassifications have been made to prior year's financial statements to conform to the current year presentation.

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

  The Netherlands

        On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic was entitled to receive €1,815 at fair value in advertising time on SBS6, NET5 and V8, which was used before December 31, 2004. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company recorded a deferred gain of €2,939 that is recognized as the contingency lapses between 2004 and 2010. Subsequent to December 31, 2004 a change in ownership caused this contingency to lapse.

        On September 1, 2003, the Company completed the acquisition of certain media assets from Veronica Holding B.V. in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting B.V. has obtained the right to use the "Veronica" brand for television uses and has re-branded and re-launched its television channel V8 as Veronica. In addition, SBS Broadcasting B.V. acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide, Veronica Magazine, which is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. This transaction forms a commercial media platform with numerous cross promotion opportunities, which we believe will increase our viewing and advertising shares.

        As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest and an option to buy an additional 2% equity interest in SBS Broadcasting B.V., valued at a total of €52,585, which was allocated to specific assets and liabilities based upon the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the print and the TV media and the expected increase in our viewing and advertising shares. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

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

        We recorded a non-taxable investment gain of €29,233 on this transaction, which diluted our equity interest in our Dutch television operations from 70% to 63%. The results of the acquired companies have been consolidated from September 1, 2003.

        The following table presents the pro forma results of operations as if the Company had acquired Veronica Uitgeverij B.V. on January 1, 2002, and excludes the €29,233 gain on this transaction. These pro forma results do not purport to be indicative of what would have occurred had the acquisition been made at January 1, 2002, or of results which may occur in the future.

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

        Completion of the purchase of the TV2 Shares will occur only upon the first to occur of the following events: the fifth anniversary of the date of the agreement; receipt of a notice from a Purchaser indicating that it wishes to complete the purchase of the TV2 Shares; TV2's receipt of the official notice of renewal of the terrestrial broadcast license on frequencies currently utilized by TV2 for a term of not less than five years and thirty days following the receipt by a Purchaser of a written notice from MTM-TV2 demanding payment of $5,000, provided that such notice is received within sixty days of the date of the license renewal.

  Norway—TV

        On July 8, 2004, the Company acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260,000 (€30,806) from TV2 AS, in order to bring our ownership stake in TV Norge AS to 100%. As part of the transaction, TV Norge repaid a shareholder loan from TV2 AS amounting to NOK 37,925 (€4,495). The purchase price for the 49.3% not already owned, was allocated to specific assets and liabilities based upon the fair value of the assets acquired. The amount of acquired goodwill is not deductible for tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

Co-operation agreements	€606
Customer relationships	5,550
Trademarks	6,748
Goodwill	11,272
Deferred tax assets	1,610
Minority interest in net assets	8,519

Total assets acquired	34,305

Deferred tax liabilities related to customer relationships and trademarks	(3,499)

Net assets acquired	€30,806

  Poland

        On December 23, 2002 the Company sold a 2.6% equity interest in TVN to International Trading and Investments Holdings S.A. ("ITI") for $11,000 (€10,489) realizing a loss of €5,762. In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000. Based on the loss on the sale and the terms of the option agreement the Company determined that an other-than-temporary impairment had been incurred on the carrying value of the investment, and we recorded a €27,093 impairment charge in 2002.

        On December 2, 2003, the Company sold its remaining 30.4% equity interest in TVN in Poland to ITI for €131,561, at a loss of €8,929. Prior to the sale of the investment, the Company accounted for this investment under the equity method of accounting, and it has recorded income, excluding the impact of goodwill amortization, of €6,923, and €2,789 in the years ended December 31, 2002 and 2003, respectively.

        Summarized below are significant elements of TVN's financial position and results of operations:

	December 31, 2002	December 31, 2003
Net revenue	€144,093	€133,487
Operating income	32,773	34,417
Net income	16,257	17,108

Current assets	€56,108	€102,693
Non-current assets	40,654	180,547

Total assets	€96,762	€283,240

Current liabilities	€30,074	€37,666
Non-current liabilities	57,158	220,071
Shareholders' equity	9,530	25,503

Total liabilities and shareholders' equity	€96,762	€283,240

  Norway and Denmark—Radio

        On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17,500, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent (the "lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17,500 consideration plus interest accrued at a rate of 6% per annum. The consideration was subject to working capital adjustments, which were settled in cash by the sellers. Any excess number of common shares will be returned to the Company. Should the proceeds from the sale of 856,494 common shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. On September 8, 2004 we repurchased for €18,579 in cash, representing the €17,500 plus accrued interest, all of the 856,494 SBS common shares.

        With the acquisition of Radio 1 Norge AS in Norway the Company has radio operations in all Scandinavian territories, which enable the Company to offer pan-Scandinavian advertising on radio as well as TV. The purpose of the acquisition of Radio 2 A/S in Denmark was primarily aimed at strengthening our market position ahead of the auction for a Danish national broadcasting license and a Copenhagen broadcasting license in November 2003. These transactions also strengthen our Scandinavian commercial media platform with new cross promotion opportunities, which we believe will increase our viewing, listening and advertising shares.

        The purchase price was allocated to specific assets and liabilities based upon the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the radio and the TV media and the expected increase in our viewing, listening and advertising shares. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

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

  Sweden—Radio

        On October 1, 2003, the Company entered into a merger between its Swedish radio operations and Bonnier Radio AB. The merger, which will strengthen the Company's position in Sweden, comprises the Company's five Swedish stations and Bonnier's 14 Swedish stations. The combined radio businesses are operated through a jointly owned company, SBS Radio AB, which was 51% owned and controlled by SBS and 49% owned by Bonnier.

        The transaction, in which we contributed our Swedish radio assets valued at SEK 93,500 (€10,408) and SEK 37,500 (€4,205) in cash, was recorded in accordance with EITF 90-13: Accounting for Simultaneous Common Control Mergers. The consideration was allocated to specific assets and liabilities based upon the fair value of the assets contributed and of the assets acquired. The amount of goodwill and other intangible assets arising on the merger are deductible for tax purposes. Factors that contributed to a consideration that results in goodwill include, but are not limited to, expected synergies to be gained from reductions in the workforce and the expected increase in our listening and advertising shares.

        As part of the transaction, the Company granted Bonnier an option to put its equity interest in SBS Radio AB (the "Bonnier shares") to SBS in June in each of the years 2006 to 2012, at an amount equal to Bonnier's share of 12 times EBITDA less net debt in SBS Radio AB (for 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 to 2012). Concurrently, Bonnier granted the Company an option to call the Bonnier shares in July in each of the years 2006 to 2012, at the higher of (a) an amount equal to Bonnier's share of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) Bonnier's share of SEK 400,000 plus interest compounded semi-annually from October 1, 2003, less net debt.

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

        On December 20, 2004, the Company increased its ownership in SBS Radio AB from 51% to 59% through a cash capital contribution of SEK 40,000 (€4,434).

  Romania

        On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of Prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for Prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of Prima TV. The Company recorded a loss of €1,043 on the transaction. The Company owned 46.5% of RBC and accounts for the investment under the equity method of accounting as of and till the year ending December 31, 2004. On March 1, 2005, the Company acquired, for a nominal amount, the 53.5% majority interest in RBC and a 6% equity interest in Ameron. On March 1, 2005, the Company also acquired certain radio operations in Romania. See Note 18 Subsequent Events.

  Greece

        Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972, which was recorded as goodwill. On June 25, 2004, the Company acquired the 30% minority interest in Lampsi for a cash consideration of €1,500 and a deferred consideration of €500, payable on the earlier of a) March 13, 2006, if Lampsi is broadcasting on that date and is not prohibited from broadcasting on that date as a result of a judicial or administrative prohibition; or b) the issue of a new broadcasting license following the announcement by the NRTC of a new tender process. As a result of this transaction we recorded goodwill of €1,374.

  Other

        During 2003, the Company sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9,000 (€7,629), realizing a loss of €701. The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1,700, realizing a gain of €314.

        On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of €2,962. We recorded an investment gain of €2,702 million on this sale.

        In December 2004, we exercised 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In the year ended December 31, 2004, we recorded an investment gain of €7,018 on these warrants and related exercise and sale of the common shares.

        See Note 17 Subsequent Events for a discussion of our acquisition of C More Group AB on March 8, 2005.

3.     Buildings, Improvements, Technical and Other Equipment

        Buildings, Improvements, Technical and Other Equipment consisted of the following:

	December 31,
	2003	2004
Buildings	€7,761	€8,633
Improvements	6,983	7,580
Technical equipment	89,098	97,706
Furniture and other	5,837	6,180

	109,679	120,099
Less accumulated depreciation	(74,098)	(78,843)

	€35,581	€41,256

        Depreciation expenses amount to €15,520, €15,120 and €12,976 for the years ended December 31, 2002, 2003 and 2004, respectively.

4.     Goodwill and Other Intangible Assets

        The goodwill balances as of December 31, 2003 and 2004 were €149,480 and €159,603, respectively.

        The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2003	€105,528
Veronica acquisition in The Netherlands	31,641
Norway and Denmark Radio acquisitions	6,398
Radio Sweden merger	7.364
Other—mainly translation adjustments	(1,451)

Goodwill at December 31, 2003	€149,480
TV Norge 49.3% acquisition	11,272
Lampsi 30% acquisition	1,374
Radio Sweden 8% acquisition	(1,561)
Other—mainly translation adjustments	(962)

Goodwill at December 31, 2004	€159,603

        Our Television segment had goodwill of €114,165 and €124,219 at December 31, 2003 and 2004, respectively. Our Radio segment had goodwill of €35,315 and €35,384 at December 31, 2003, and 2004, respectively.

        Intangible assets comprised the following at December 31, 2003 and 2004, respectively:

	December 31, 2003			December 31, 2004
	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net
Broadcasting licenses	€7,539	€(3,299)	€4,240	€7,615	€(3,195)	€4,420
Customer relationships	26,212	(867)	25,345	31,895	(3,900)	27,995
Other intangible assets	9,320	(5,999)	3,321	13,448	(8,132)	5,316

Amortized intangible assets	43,071	(10,165)	32,906	52,958	(15,227)	37,731
Broadcasting licenses with indefinite economic lives	9,407	—	9,407	9,858	—	9,858
Trademarks with indefinite economic lives	31,204	—	31,204	38,082	—	38,082

Total	€83,682	€(10,165)	€73,517	€100,898	€(15,227)	€85,671

        The amortization expense for the years ended December 31, 2002, 2003 and 2004 were €7,392, €9,760 and €15,438, respectively. The weighted-average amortization periods for broadcasting licenses subject to amortization, customer relationships and other amortizable intangible assets are 3 years, 9 years and 3 years, respectively. The expected future amortization expense for the amortized intangible assets is €8,566, €5,351, €4,775, €3,675 and €3,475 for 2005, 2006, 2007, 2008 and 2009, respectively and €11,889 thereafter.

5.     Investments in and advances to unconsolidated subsidiaries

        Investments in and advances to unconsolidated subsidiaries consisted of the following:

	December 31,
	2003	2004
37% investment in prima TV in Romania (see note 2)	€1,697	€2,440
Other investments in unconsolidated subsidiaries	2,094	3,532

	€3,791	€5,972

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

        On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53,650. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53,222 had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, €428, was redeemed for cash.

7.     12% Senior Notes due 2008

        On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2004.

        During 2003 and 2004, the Company acquired and redeemed €300 and €31,045 of the notes and recorded losses of €42 and €5,124, respectively, upon the extinguishment of the debt.

        The notes are listed on the Luxembourg Stock Exchange. At December 31, 2004, the fair market value of the notes was €113,844.

8.     Other Long-term Debt

        Other long-term debt consisted of the following:

	December 31,
	2003	2004
EBRD Loan	€4,906	€2,383
Postabank	6,646	6,477
Other	685	474

	12,237	9,334
Less current portion	3,328	2,550

	€8,909	€6,784

        The EBRD loan, which is denominated in euros, is repayable in escalating semi-annual installments and has a final maturity in December 2005. The loan is secured by a guarantee from the Company. Interest is payable at a floating rate of LIBOR plus 2.5% semi-annually from the inception of the loan (4.7% at December 31, 2004).

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

        The aggregate amounts of scheduled principal maturities on other long-term debt for each of the remaining years subsequent to December 31, 2004 are as follows:

2005	€2,550
2006	6,477
2007	307
Thereafter	—

€9,334

        Based upon prevailing interest rates on similar debt instruments, the Company believes that the carrying value of its other long-term debt approximates fair value. As of December 31, 2004, the Company had other credit lines available amounting to €13,631.

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

        In October 1995, the Company formalized the Company's Long-Term Employee's Stock Ownership Plan ("ESOP"), reserving 60,000 shares of the Company's common stock for awards to employees, vesting over three years. As of December 31, 2004, 44,667 shares had vested under the ESOP and 15,333 are available for future issuance.

        In December 2003, the Company adopted the 2004 Share Incentive Plan (the "2004 Plan") under which 2,500,000 Common Shares are reserved for issuance upon the exercise of options granted thereunder. Under the 2004 Plan the Company has granted 2,147,000 options and 72,400 restricted shares all vesting semi-annually over four years.

        Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The pro forma information is presented in Note 1. For 2002 and 2003 the fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 4.5% and 3.0% for 2002 and 2003, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 48%; and an expected life of the options of ten and five years as of the date of grant for 2002 and 2003, respectively.

        For 2004 the fair value of the options granted was estimated at the date of grant using an enhanced binomial pricing model with the following weighted-average assumptions: risk free interest rates of 3.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 33%; and an expected life of the options of 4.5 years as of the date of grant. One of the key assumptions, which affects the fair value of a share option is its expected term, i.e. the date the employee is expected to exercise the option. The enhanced binomial pricing model enable us to derive an implied expected exercise date for each stock option by taking into account various factors, which influence when the stock options are exercised, such as black-out periods, cessation of employment and other examples of early exercise behaviour.

        A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

	2002		2003		2004
	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
Outstanding at beginning of year	6,599	$25.52	7,136	$23.68	8,245	$24.66
Granted	1,367	$17.53	1,893	$27.69	725	$33.88
Exercised	(235)	$1.50	(567)	$20.04	(747)	$21.89
Forfeited	(595)	$39.26	(217)	$30.72	(40)	$27.34

Outstanding at end of year	7,136	$23.68	8,245	$24.66	8,183	$25.72
Exercisable at end of year	5,181	$24.68	5,801	$24.47	6,266	$24.17
Weighted-average fair value of options granted during the year (at fair market value)		€11.32		€10.38		€8.71
Weighted-average fair value of options granted during the year (in excess of fair market value)		—		—		—

        Below is additional information related to stock options at December 31,2004:

	Outstanding			Exercisable
Range of Exercise Price	Stock Options (000)	Weighted Average Remaining Contractual Life	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
$13.00-20.00	2,455	6.14	$17.44	2,277	$17.50
$20.01-30.00	2,847	4.40	$25.76	2,842	$25.77
$30.01-40.00	2,831	8.32	$32.18	1,097	$32.33
$50.01-60.00	50	5.11	$58.68	50	$58.68

	8,183	6.28	$25.72	6,266	$24.17

        The following shares of common stock are reserved for future issuance:

Stock options outstanding	8,183,843
Unvested restricted shares	53,425
Stock options available for future grant	309,725
Employee stock ownership plan	15,333
Common stock warrants	100,000

Total	8,662,326

        The common stock warrants were granted to key executives at TVN in Poland in 2000 in connection with our acquisition of a 33% equity interest in the company. The warrants, which are exercisable at $60.00 per share, expire on July 26, 2005.

        See Note 1 for additional information regarding accounting for stock-based compensation.

10.   Income Taxes

        The Company and each of its subsidiaries file tax returns in their respective country of incorporation. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business and primarily related to operations in Sweden, Belgium and the Netherlands. The income tax benefit (expense) consisted of the following:

	Years ended December 31,
	2002	2003	2004
Current tax	€(1,649)	€(3,829)	€(6,852)
Deferred tax	983	(8,921)	(995)

Total income tax benefit (expense)	€(666)	€(12,750)	€(7,847)

        For the years ended December 31, 2002, 2003 and 2004, the domestic and foreign components of pre-tax income (losses) were as follows:

	Years ended December 31,
	2002	2003	2004
Luxembourg	€(2,759)	€1,911	€8,649
Foreign	(27,665)	47,945	57,415

Total pre-tax income (loss)	€(30,424)	€49,856	€66,064

        No provision has been made for income taxes on undistributed earnings of consolidated non-Luxembourg subsidiaries of €20,069 at December 31, 2004, since the earnings retained have been reinvested by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

        For the years ended December 31, 2002, 2003 and 2004, a reconciliation of the Luxembourg statutory tax rate to the Company's effective tax rate is as follows:

	Years ended December 31,
	2002	2003	2004
Luxembourg statutory tax rate	(30.0%)	30.0%	30.0%
Foreign tax rate differential	(1.4%)	3.6%	0.6%
Increase (decrease) in valuation allowance on deferred	(4.4%)	(8.7%)	(15.6%)
tax assets
Equity in income (loss) of unconsolidated subsidiaries, not taxable	34.3%	4.9%	0.3%
Investment gain (loss), not taxable	3.1%	(19.6%)	(1.3%)
Changes in statutory income tax rates	—	12.7%	(4.6%)
Stock based compensation, not taxable	1.6%	3.3%	1.4%
Other	(1.0%)	(0.6%)	1.1%

Total effective tax rate	2.2%	25.6%	11.9%

        Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2004 are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Net operating loss carry forwards	€170,509	€156,122
Excess book over tax depreciation	9,249	9,857
Intangible assets	8,173	3,177
Other deferred tax assets	2,139	1,583
Less: Valuation allowance	(167,360)	(137,532)

Total deferred tax asset	€22,710	€33,207
Deferred tax liabilities:
Program rights expensed for tax purposes	(29,741)	(42,625)
Intangible assets	(19,757)	(20,388)
Other deferred tax liabilities	(652)	(202)

Total deferred tax liabilities	(50,150)	(63,215)

Net deferred tax assets (liabilities)	€(27,440)	€(30,008)

        A tax benefit of €3,025 was recorded as a result of a decrease of the corporate income tax rates applicable to the Dutch operations.

        The valuation allowance includes €4,166 originally recorded as part of the accounting for certain acquisitions. The potential reversal of all or part of this balance may be allocated to reduce goodwill.

        In assessing the need for a valuation allowance for deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the territories and during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Due to a history of operating losses in certain territories, management does not believe it is more likely than not that the Company will realize the benefits of the deductible temporary differences, net of the valuation allowances at December 31, 2004. In 2004 there was a net decrease in the valuation allowance primarily as a result of the utilization of operating losses as well as the availability of forecasted taxable income in certain jurisdictions.

        The tax loss carry-forwards available at December 31, 2004 and their terms are as follows:

Expiration year	Denmark	Norway	Hungary	Finland	Total
2005	4.943	—	—	—	4.943
2006	3,577	—	3,666	—	7,243
2007	535	15,517	3,418	—	19,470
2008	—	6,586	3,298	433	10,317
2009	—	14,469	—	600	15,069
2010	—	1,867	—	1,000	2,867
2011	—	3,567	—	1,561	5,128
2012	—	16,097	—	1,073	17,170
2013	—	4,144	—	138	4,282
2014	—	2,256	—	262	2,518
Indefinitely	22,769	—	—	—	22,769

Total	€31,824	€64,503	€10,382	€5,067	€111,776

        Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€278,000
Belgium	839
Netherlands	122,070
Sweden	11,917
United Kingdom	1,475

Total tax losses carried forward indefinitely	€414,301

Total tax losses carried forward	€526,077

11.   Luxembourg Capital Requirements

        Luxembourg company law requires that an appropriation be made to legal reserve of a minimum of 5% of the parent company's annual net income until this reserve equals 10% of subscribed capital. The legal reserve may not be distributed in the form of cash dividends or otherwise during the life of the Company. The appropriation to legal reserve becomes effective upon approval at the general meeting of shareholders. Through December 31, 2003, no amount had been allocated to the legal reserve. On December 3, 2004, the general meeting of shareholders approved the appropriation of €6,375 to a legal reserve. The Company is authorized by its shareholders to repurchase up to 10% of the subscribed capital at prevailing prices, but in no event for an amount less than €2 per Share or greater than €50 per Share. As of December 31, 2004, the Company is permitted to make dividend distributions of up to €44,163 under Luxembourg law, subject to shareholder approval.

12.   Fair Value of Financial Instruments

        The carrying amounts and fair values of the Company's financial instruments at December 31, 2003, and 2004 are as follows:

	2003		2004
	Carrying amount	Fair value	Carrying Amount	Fair value
Cash and cash equivalents	€245,836	€245,836	€196,033	€196,033
Available-for-sale investments	528	528	354	354
12% senior notes	134,700	155,000	103,655	113,844
Other long-term debt	12,237	12,237	9,334	9,334
Interest rate swap	(2,897)	(2,897)	(1,017)	(1,017)

13.   Pension Plans

        The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2002, 2003 and 2004 expenses under these plans were €1,378, €2,305 and €2,977, respectively.

14.   Accumulated Other Comprehensive Income (Loss)

        Accumulated other comprehensive income (loss) comprised currency translation adjustments of €(233), €(7,526) and €(5,953) for the years ended December 31, 2002, 2003 and 2004, respectively.

15.   Commitments and Contingencies

        As of December 31, 2004, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €246,439. Because the license periods for such programming had not commenced as of December 31, 2004, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

        Expense under operating leases, principally for transponder and uplink, amounted to €44,162, €32,999 and €27,675 in the years ended December 31, 2002, 2003 and 2004, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2004 are as follows:

	Operating leases	Programming commitment
2005	€31,200	€137,794
2006	22,544	57,482
2007	11,848	35,478
2008	9,863	11,252
2009	9,884	4,118
Thereafter	7,875	315

	€93,214	€246,439

        The Company has commitments to pay broadcasting license fees of approximately €11,500 per year.

        The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company's consolidated balance sheets. The guarantees aggregate to €8,861.

        Holders of approximately 6 million of our Common Shares have rights to require us to facilitate and pay certain costs relating to registered public offerings of their Common Shares and/or rights to participate in registered public offerings of Common Shares.

        On March 14, 2002, a four-year broadcasting license was granted to Lampsi in accordance with the then-applicable license tender procedures. Subsequently, seven radio stations submitted motions before the Greek Council of State for the annulment of the licenses granted under the aforementioned tender proceedings. The Council of State in October 2004 granted these motions and annulled the licenses, including that of Lampsi. Under recently enacted Law 3310/2005, Lampsi and the other radio stations whose licenses were annulled have been permitted to continue to operate until such time as a new license tender is announced, and, provided the stations participate in the tender, until the tender process is completed. In addition to the above proceedings, in June 2004 we acquired the remaining 30% minority interest in Lampsi. This acquisition is subject to the approval of the Greek media authorities for which the Company has applied, but which implicates a number of the same issues as those surrounding the annulment of Lampsi's broadcasting license.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

16.   Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television, radio, or print operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into three reporting segments: (i) "Television operations" (ii) "Radio operations" and (iii) "Print operations". Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment. There are no material product transfers between segments of the Company. The reporting segments are defined as follows:

  •
  "Television operations", which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as "our Danish Television operations"; VT4 and, from October 2004, VijfTV (in Flemish Belgium) and jointly referred to as "our Belgian Television operations"; SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as "our Dutch Television operations"; TV2 and, from September 2004, Irisz (in Hungary) and jointly referred to as "our Hungarian Television operations"; from August 2004, The Voice TV (in Denmark, Norway, Sweden and Finland); and other related operations that are not material. Our New Media activities are no longer considered a reportable segment and the results are included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as "our Danish Radio operations"; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and Studio 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as "our Swedish Radio operations"; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as "our Norwegian Radio operations"; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

  •
  "Print operations", which include the Veronica Magazine and the Veronica Satellite in The Netherlands. The Company acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

	Years Ended December 31,
	2002	2003	2004
Television Operations
Net revenues:
SBS6, NET5 and Veronica (in the Netherlands)	€193,585	€201,310	€205,631
TV2 and Irisz (in Hungary)	69,024	78,623	92,588
Kanal 5 (in Sweden)	67,721	83,030	88,379
VT4 and VijfTV (in Belgium)	45,474	53,461	64,867
TVNorge (in Norway)	50,563	52,549	54,230
TvDanmark and Kanal 5 (in Denmark)	40,088	40,138	44,242
Other	8,768	4,988	6,266

Total net revenues	475,223	514,099	556,203

Station operating expenses	351,045	356,828	370,196
Selling, general and administrative expenses	77,789	79,032	84,773
Depreciation and amortization	19,762	20,123	16,899

Total operating expense	448,596	455,983	471,868

Income from operations	€26,627	€58,116	€84,335

Assets at year-end	€453,230	€464,572	€538,832

Radio Operations
Net revenues:
Sweden	€9,106	€10,730	€17,284
Finland	12,171	14,329	14,513
Denmark	12,926	14,681	11,343
Norway	—	3,170	10,890
Greece	1,428	3,712	4,526
Other	—	—	108

Total net revenues	35,631	46,622	58,664

Station operating expenses	14,918	18,727	26,299
Selling, general and administrative expenses	16,401	21,170	30,319
Depreciation and amortization	3,150	4,075	7,294

Total operating expense	34,469	43,972	63,912

Income (loss) from operations	€1,162	€2,650	€(5,248)

Assets at year-end	€35,860	€92,910	€87,546

Print Operations
Net revenues	—	€20,970	€63,410
Station operating expenses	—	12,621	34,967
Selling, general and administrative expenses	—	5,153	12,134
Depreciation and amortization	—	682	4,221

Total operating expenses	—	18,456	51,322

Income from operations	€—	€2,514	€12,088

Assets at year end	€—	€67,303	€51,032

Consolidated
Net revenues	€510,854	€581,691	€678,277

Income from segments	27,789	63,280	91,175
Corporate expenses	(14,515)	(15,109)	(15,254)
Non-cash compensation	(1,559)	(4,966)	(2,995)

Income from operations	€11,715	€43,205	€72,926

Assets at year-end—Corporate	€178,421	€174,493	€119,569

17.   Subsequent Events

Romania

        On March 1, 2005, the Company increased its equity stake in Prima TV to 86% following the purchase of an additional 48.8% indirect equity stake for €7,800 from Romanian Investment and Development srl. In June 2005, the Company increased its equity interest in Prima TV to 100%, following the acquisition of a further indirect stake in the company from its former Romanian minority partners in Prima TV for €2,200. SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

        The Company also acquired Romania's leading FM radio network Kiss FM, and FM radio network Radio Star from MG Media Group Holding S.A. for a total of €22,500 on a debt-free basis.

Premium Pay

        On March 8, 2005, the Company acquired all of the shares of C More Group AB for €269,600 in cash. The acquired net assets of C More included approximately €20,000 in cash at December 31, 2004. The sellers were primarily private equity funds represented by Baker Capital and Nordic Capital.

        C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark. As a provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands, C More enjoys market-leading positions in Sweden, Norway and Finland. The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and, increasingly, by digital terrestrial transmission (DTT). In 2004, C More Group had revenues of SEK 1,657,000 (€181,000) from channel subscriptions and other sources. C More has had positive net income for the last three years and has no debt.

Financing

        On March 7, 2005, the Company entered into a €300,000 unsecured bridge facility agreement with ABN AMRO Bank N.V. ("ABN AMRO") and then drew down €210,000 in order to finance in part the acquisition of C More. The Company financed the remainder of the purchase price from its cash balances. Amounts outstanding under the bridge facility bore interest at a rate of EURIBOR plus 0.7% per annum. The bridge facility had a term of six-months.

        On May 12, 2005, the Company entered into a €325,000 secured syndicated multicurrency revolving credit facility (the "Facility") with ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland plc, as lead arrangers.

        In connection with the Facility, the Company called for redemption all of its 12% Senior Notes due 2008 (the "Senior Notes"), which had an outstanding principal amount of €103,655. Holders of the Senior Notes will receive a redemption price of 106% of the principal amount of the Senior Notes plus accrued and unpaid interest on the Senior Notes on the redemption date, which will be June 15, 2005. The Company deposited with the trustee for the Senior Notes cash sufficient to fund the redemption and thereby defeased the covenants contained in the indenture for the Senior Notes until their redemption.

        The Company funded the defeasance and redemption of the Senior Notes with funds drawn under the Facility and utilized the remaining amounts under the Facility and a portion of its cash reserves to fully repay €210,000 and accrued interest due under the €300,000 bridge facility with ABN AMRO.

        The Facility is a fully revolving facility with a term of five years, although the Company has the right during the first twelve months to request a one-year extension. Amounts borrowed under the Facility bear interest at a rate of EURIBOR plus a margin based on the Company's senior net debt leverage ratio. The initial margin is 0.75%. To provide security, the Company and certain of its subsidiaries have pledged shares of certain wholly owned group companies in Belgium, The Netherlands, Norway, Sweden and the United Kingdom. Certain wholly owned subsidiaries in these jurisdictions also guarantee the Facility.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SBS BROADCASTING S.A. Registrant
Date: June 30, 2005	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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
REVIEW OF RADIO OPERATIONS
REVIEW OF PRINT OPERATIONS
SEASONALITY
COMPETITION
PROPERTY
REGULATION
U.S. AGENT
  ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GENERAL
OVERVIEW AND OUTLOOK
RECENT DEVELOPMENTS
FINANCIAL REPORTING AND ACCOUNTING
CRITICAL ACCOUNTING POLICIES
NEW ACCOUNTING PRONOUNCEMENTS
KEY PERFORMANCE INDICATORS
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
  ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND EXECUTIVE OFFICERS
COMPENSATION
EMPLOYEES
  ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
CERTAIN SHAREHOLDERS
RELATED PARTY TRANSACTIONS
  ITEM 8—FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
LEGAL PROCEEDINGS
DIVIDEND DISTRIBUTION POLICY
SIGNIFICANT CHANGES
  ITEM 9—THE OFFER AND LISTING
  ITEM 10—ADDITIONAL INFORMATION
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
  ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15—CONTROLS AND PROCEDURES
  ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B—CODE OF ETHICS
  ITEM 16C—PRINCIPAL ACCOUNTANT FEE AND SERVICES
  ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
  ITEM 17—FINANCIAL STATEMENTS
  ITEM 18—FINANCIAL STATEMENTS
  ITEM 19—EXHIBITS
  INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SBS BROADCASTING S.A. CONSOLIDATED BALANCE SHEETS (in thousands of euro, except share data)
SBS BROADCASTING S.A. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (in thousands of euro, except share data)
SBS BROADCASTING S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of euro, except share data)
SBS BROADCASTING S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of euro)
SBS BROADCASTING S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
SIGNATURES